04045245

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Astro All Asia Networks plc

*CURRENT ADDRESS 10 Upper Bank Street
London E14 5JJ
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 01 2004
THOMSON
FINANCIAL

FILE NO. 82- 34815 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 9/30/04

82-34815

1.0 STATUTORY DOCUMENTS

1.1 CERTIFICATE OF INCORPORATION AND INCORPORATION DOCUMENTS

FILE COPY

RECEIVED
2004 SEP -9 A 11:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CERTIFICATE OF INCORPORATION

OF A PUBLIC LIMITED COMPANY

Company No. 4841085

The Registrar of Companies for England and Wales hereby certifies that

CARDBROOK PLC

is this day incorporated under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, London, the 22nd July 2003

[redacted]

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House
— *for the record* —

Package: 'Laserform'
by Laserform International Ltd.

12

Declaration on application for registration

Please complete in typescript, or in bold black capitals.

CHFP025

4841085

Company Name in full CARDBROOK PLC

I, CAMILLA LAKIN

of 200 ALDERSGATE STREET, LONDON, EC1A 4JJ

† Please delete as appropriate.

do solemnly and sincerely declare that I am a [Solicitor engaged in the formation of the company][~~person named as director or secretary of the company in the statement delivered to the Registrar under section 10 of the Companies Act 1985~~] † and that all the requirements of the Companies Act 1985 in respect of the registration of the above company and of matters precedent and incidental to it have been complied with.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature

Declared at 150 ALDERSGATE STREET, LONDON, EC1

	Day		Month		Year			
On	2	2	0	7	2	0	0	3

❶ Please print name.

before me ❶ CATHERINE RAPSEY

Signed **Date** 22 JULY 2003

†A ~~Commissioner for Oaths or Notary Public or Justice of the Peace~~ or Solicitor

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
200 ALDERSGATE STREET, LONDON EC1A 4JJ

DENISE WEST Tel 020 7006 1563

DX number DX exchange

LD1 *LYHXCHUT* 0130
COMPANIES HOUSE 22/07/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Package: 'Laserform'
by Laserform International Ltd.

10

First directors and secretary and intended situation of registered office

Please complete in typescript, or in bold black capitals.

CHFP025

Notes on completion appear on final page

4841085

Company Name in full CARDBROOK PLC

Proposed Registered Office 200 ALDERSGATE STREET

(PO Box numbers only, are not acceptable)

Post town LONDON

County / Region

Postcode EC1A 4JJ

If the memorandum is delivered by an agent for the subscriber(s) of the memorandum mark the box opposite and give the agent's name and address. X

Agent's Name CLIFFORD CHANCE SECRETARIES LIMITED

Address 200 ALDERSGATE STREET

Post town LONDON

County / Region

Postcode EC1A 4JJ

Number of continuation sheets attached

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Secretaries Limited
200 Aldersgate Street
London
EC1A 4JJ Attention: Mrs Denise West

Tel 020 7006 1563

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LD1 *LYHXHMUU* 0129
COMPANIES HOUSE 22/07/03

866332

Company Secretary (see notes 1-5)

Company name	
NAME *Style / Title	
*Honours etc	
Forename(s)	
Surname	CLIFFORD CHANCE SECRETARIES LIMITED
Previous forename(s)	
Previous surname(s)	
Address ††	200 ALDERSGATE STREET
Post town	LONDON
County / Region	
Postcode	EC1A 4JJ
Country	ENGLAND

* Voluntary details

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

I consent to act as secretary of the company named on page 1

Consent CLIFFORD CHANCE SECRETARIES LTD [signature] Authorised Signatory **Date** 8-7-03

Directors (see notes 1-5)

Please list directors in alphabetical order

NAME *Style / Title	MR
*Honours etc	
Forename(s)	MATTHEW ROBERT
Surname	LAYTON
Previous forename(s)	
Previous surname(s)	
Address ††	FLAT 49, 8 NEW CRANE WHARF
	NEW CRANE PLACE, WAPPING HIGH STREET
Post town	LONDON
County / Region	
Postcode	E1W 3TX
Country	ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

	Day		Month		Year				
Date of birth	2	7	0	2	1	9	6	1	**Nationality** BRITISH

Business occupation SOLICITOR

Other directorships SEE ATTACHED LIST

I consent to act as director of the company named on page 1

Consent signature [signature] **Date** 8-7-03

866332

Directors (see notes 1-5)

Please list directors in alphabetical order

NAME

*Style / Title	MR
*Honours etc	
Forename(s)	DAVID JOHN
Surname	PUDGE
Previous forename(s)	
Previous surname(s)	
Address ††	20 HERONDALE AVENUE
Post town	LONDON
County / Region	
Postcode	SW18 3JL
Country	ENGLAND
Date of birth (Day / Month / Year)	1 1 / 0 8 / 1 9 6 5
Nationality	BRITISH
Business occupation	SOLICITOR
Other directorships	Clifford Chance Nominees Ltd, Clifford Chance Secretaries
	Clifford Chance Secretaries (CCA) Ltd

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

I consent to act as director of the company named on page 1

Consent signature X D. J. Pudge **Date** 8-7-03

This section must be signed by

Either an agent on behalf of all subscribers

	Signed	Date

Or the subscribers

(i.e those who signed as members on the memorandum of association).

Signed	Date
J Elwidge	8-7-03
For and on behalf of Clifford Chance Nominees Limited	
L. Quirke	8-7-03
For and on behalf of Clifford Chance Secretaries Limited	

866332

BEST AVAILABLE COPY

1. Show for an individual the full *forename(s)* NOT INITIALS and surname together with any previous forename(s) or surname(s).

   If the director or secretary is a corporation or Scottish firm - show the corporate or firm name on the surname line.

   Give previous forename(s) or surname(s) except that:

   - for a married woman, the name by which she was known before marriage need not be given,

   - names not used since the age of 18 or for at least 20 years need not be given.

   A peer, or an individual known by a title, *may* state the title instead of or in addition to the forename(s) and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

   Address:

   Give the usual residential address.

   In the case of a corporation or Scottish firm give the registered or principal office.

   Subscribers:

   The form must be signed personally either by the subscriber(s) or by a person or persons authorised to sign on *behalf of the subscriber(s).*

2. Directors known by another description:

   - A director includes any person who occupies that position even if called by a different name, for example, governor, member of council.

3. Directors details:

   - *Show for each individual* director the director's date of birth, business occupation and nationality.
   The date of birth must be given for every individual director.

4. Other directorships:

   - Give the name of every company of which the person concerned is a director or has been a director at any time in the past 5 years. You may exclude a company which either **is or at all times during the past 5 years,** when the person was a director, was:

   - dormant

   - a parent company which wholly owned the company making the return,

   - a wholly owned subsidiary of the company making the return, or

   - another wholly owned subsidiary of the same parent company.

   If there is insufficient space on the form for other directorships you *may use a separate sheet of paper,* which should include the company's number and the full name of the director.

5. Use Form 10 continuation sheets *or photocopies of page 2 to* provide details of joint secretaries or additional directors.

MATTHEW ROBERT LAYTON'S OTHER DIRECTORSHIPS

Clifford Chance Nominees Ltd

Clifford Chance Secretaries (CCA) Ltd

Clifford Chance Secretaries Ltd

Swift 596 Ltd

Capital Investors Nominees Ltd - (past)

Capital Partnership Nominees Ltd - (past)

Capital Ventures Nominees Ltd - (past)

CH A/C

4841085

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

CARDBROOK PLC

1. The Company's name is "CARDBROOK PLC"
2. The Company is to be a public company.
3. The Company's registered office is to be situated in England and Wales.
4. The Company's objects are:

(A) (i) To carry on business as manufacturers, builders and suppliers of and dealers in goods of all kinds, and as mechanical, general, electrical, marine, radio, electronic, aeronautical, chemical, petroleum, gas, civil and constructional engineers, and manufacturers, importers and exporters of, dealers in machinery, plant and equipment of all descriptions and component parts thereof, forgings, castings, tools, implements, apparatus and all other articles and things.

(ii) To act as an investment holding company and to co-ordinate the business of any companies in which the Company is for the time being interested, and to acquire (whether by original subscription, tender, purchase exchange or otherwise) the whole of or any part of the stock, shares, debentures, debenture stocks, bonds and other securities issued or guaranteed by a body corporate constituted or carrying on business in any part of the world or by an government sovereign ruler, commissioners, public body or authority and to hold the same as investments, and to sell, exchange, carry and dispose of the same.

(iii) To carry on the businesses in any part of the world as importers, exporters, buyers, sellers, distributors and dealers and to win, process and work produce of all kinds.

(B) To carry on the following businesses, namely, contractors, garage proprietors, filling station proprietors, owners and charterers of road vehicles, aircraft and ships and boats

of every description, lightermen and carriers of goods and passengers by road, rail, water or air, forwarding transport and commission agents, customs agents, stevedores, wharfingers, cargo superintendents, packers, warehouse storekeepers, cold store keepers, hotel proprietors, caterers, publicans, consultants, advisers, financiers, bankers, advertising agents, insurance brokers, travel agents, ticket agents and agency business of all kinds and generally to provide entertainment for and render services of all kinds to others and to carry on any other trade or business which can in the opinion of the directors be advantageously carried on by the Company in connection with or ancillary to any of the businesses of the Company.

(C) To buy, sell, manufacture, repair, alter, improve, manipulate, prepare for market, let on hire, and generally deal in all kinds of plant, machinery, apparatus, tools, utensils, materials, produce, substances, articles and things for the purpose of any of the businesses specified in clause 4, or which may be required by persons having, or about to have, dealings with the Company.

(D) To build, construct, maintain, alter, enlarge, pull down, remove and replace any buildings, shops, factories, offices, works, machinery and engines, and to work, manage and control these things.

(E) To enter into contracts, agreements and arrangements with any person for the carrying out by that person on behalf of the Company of any object for which the Company is formed.

(F) To acquire, undertake and carry on the whole or any part of the business, property and liabilities of any person carrying on any business which may in the opinion of the directors be capable of being conveniently carried on, or calculated directly or indirectly to enhance the value of or make profitable any of the Company's property or rights, or any property suitable for the purposes of the Company.

(G) To enter into any arrangement with a government or authority, whether national, international, supreme, municipal, local or otherwise, that may in the opinion of the directors be conducive to any object of the Company, and to obtain from that government or authority any right, privilege or concession which in the opinion of the directors is desirable, and to carry out, exercise and comply with that arrangement, right, privilege or concession.

(H) To apply for, purchase and by other means acquire, protect, prolong and renew any patent, patent right, brevet d'invention, licence, secret process, invention, trade mark, service mark, copyright, registered design, protection, concession and right of the same or similar effect or nature, and to use, turn to account, manufacture under and grant licences and privileges in respect of those things, and to spend money in experimenting with, testing, researching, improving and seeking to improve any of those things.

(I) To acquire an interest in, amalgamate with and enter into partnership or any arrangement for the sharing of profits, union of interests, co-operation, joint venture,

reciprocal concession or otherwise with any person, or with any employees of the Company. To lend money to, guarantee the contracts of, and otherwise assist that person or those employees, and to take and otherwise acquire an interest in that person's shares or other securities and to sell, hold, re-issue, with or without guarantee, and otherwise deal with those shares or other securities.

(J) To lend money to, subsidise and assist any person, to act as agents for the collection, receipt and payment of money and generally to act as agents and brokers for and perform services for any person, and to undertake and perform sub-contracts.

(K) To enter into any guarantee or contract of indemnity or suretyship, and to provide security, including, without limitation, the guarantee and provision of security for the performance of the obligations of or the payment of any money (including, without limitation, capital, principal, premiums, dividends, interest, commissions, charges, discount and any related costs or expenses whether on shares or other securities) by any person including, without limitation, any body corporate which is for the time being the Company's holding company, the Company's subsidiary, a subsidiary of the Company's holding company or any person which is for the time being a member or otherwise has an interest in the Company or is associated with the Company in any business or venture, with or without the Company receiving any consideration or advantage (whether direct or indirect), and whether by personal covenant or mortgage, charge or lien over all or part of the Company's undertaking, property, assets or uncalled capital (present and future) or by other means. For the purposes of paragraph (K) "guarantee" includes any obligation, however described, to pay, satisfy, provide funds for the payment or satisfaction of (including, without limitation, by advance of money, purchase of or subscription for shares or other securities and purchase of assets or services), indemnify against the consequences of default in the payment of, or otherwise be responsible for, any indebtedness of any other person.

(L) To promote, finance and assist any person for the purpose of acquiring all or any of the property, rights and undertaking or assuming the liabilities of the Company, or for any other purpose which may in the opinion of the directors directly or indirectly benefit the Company, and in that connection to place, guarantee the placing of, underwrite, subscribe for and otherwise acquire all or any part of the shares or other securities of a body corporate.

(M) To pay out of the funds of the Company all or any expenses which the Company may lawfully pay of or incidental to the formation, registration, promotion and advertising of and raising money for the Company and the issue of its shares or other securities, including, without limitation, those incurred in connection with the advertising and offering of its shares or other securities for sale or subscription, brokerage and commissions for obtaining applications for and taking, placing, underwriting or procuring the underwriting of its shares or other securities.

(N) To remunerate any person for services rendered or to be rendered to the Company, including, without limitation, by cash payment or by the allotment of shares or other securities of the Company, credited as paid up in full or in part.

(O) To purchase, take on lease, exchange, hire and otherwise acquire any real or personal property and any right or privilege over or in respect of it.

(P) To receive money on deposit on any terms the directors think fit.

(Q) To invest and deal with the Company's money and funds in any way the directors think fit.

(R) To lend money and give credit with or without security.

(S) To borrow, raise and secure the payment of money in any way the directors think fit, including, without limitation, by the issue of debentures and other securities, perpetual or otherwise, charged on all or any of the Company's property (present and future) or its uncalled capital, and to purchase, redeem and pay off those securities.

(T) To remunerate any person for services rendered or to be rendered in placing, assisting and guaranteeing the placing and procuring the underwriting of any share or other security of the Company or of any person in which the Company may be interested or proposes to be interested, or in connection with the conduct of the business of the Company, including, without limitation, by cash payment or by the allotment of shares or other securities of the Company, credited as paid up in full or in part.

(U) To acquire, hold, dispose of, subscribe for, issue, underwrite, place, manage assets belonging to others which include, advise on, enter into contracts or transactions in relation to or involving and in any other way deal with or arrange dealings with or perform any service or function in relation to (as applicable): shares, stocks, debentures, loans, bonds, certificates of deposit and other instruments creating or acknowledging indebtedness, government, public or other securities, warrants, certificates representing securities or other obligations, units in collective investment schemes, options, futures, spot or forward contracts, contracts for differences or other investments or obligations, currencies, interest rates, precious metals or other commodities, any index (whether related in any way to any of the foregoing or otherwise), any right to, any right conferred by or any interest or any obligation in relation to any of the foregoing and any financial instrument or product deriving from or in any other way relating to any of the foregoing or of any nature whatsoever, and any transaction which may seem to be convenient for hedging the risks associated with any of the foregoing.

(V) To co-ordinate, finance and manage the business and operation of any person in which the Company has an interest.

(W) To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(X) To sell, lease, exchange, let on hire and dispose of any real or personal property and the whole or part of the undertaking of the Company, for such consideration as the directors think fit, including, without limitation, for shares, debentures or other

securities, whether fully or partly paid up, of any person, whether or not having objects (altogether or in part) similar to those of the Company. To hold any shares, debentures and other securities so acquired, and to improve, manage, develop, sell, exchange, lease, mortgage, dispose of, grant options over, turn to account or otherwise deal with all or any part of the property or rights of the Company.

(Y) To adopt any means of publicising and making known the businesses, services and products of the Company as the directors think fit, including, without limitation, advertisement, publication and distribution of notices, circulars, books and periodicals, purchase and exhibition of works of art and interest and granting and making of prizes, rewards and donations.

(Z) To support, subscribe to and contribute to any charitable or public object and any institution, society and club which may be for the benefit of the Company or persons who are or were directors, officers or employees of the Company, its predecessor in business, any subsidiary of the Company or any person allied to or associated with the Company, or which may be connected with any town or place where the Company carries on business. To subsidise and assist any association of employers or employees and any trade association. To grant pensions, gratuities, annuities and charitable aid and to provide advantages, facilities and services to any person (including any director or former director) who may have been employed by or provided services to the Company, its predecessor in business, any subsidiary of the Company or any person allied to or associated with the Company and to the spouses, children, dependants and relatives of those persons and to make advance provision for the payment of those pensions, gratuities and annuities by establishing or acceding to any trust, scheme or arrangement (whether or not capable of approval by the Commissioners of Inland Revenue under any relevant legislation) the directors think fit, to appoint trustees and to act as trustee of any trust, scheme or arrangement, and to make payments towards insurance for the benefit of those persons and their spouses, children, dependants and relatives.

(AA) To establish and contribute to any scheme for the purchase or subscription by trustees of shares or other securities of the Company to be held for the benefit of the employees of the Company, any subsidiary of the Company or any person allied to or associated with the Company, to lend money to those employees or to trustees on their behalf to enable them to purchase or subscribe for shares or other securities of the Company and to formulate and carry into effect any scheme for sharing the profits of the Company with employees.

(BB) To apply for, promote and obtain any Act of Parliament and any order or licence of any government department or authority (including, without limitation, the Department of Trade and Industry) to enable the Company to carry any of its objects into effect, to effect any modification of the Company's constitution and for any other purpose which the directors think fit, and to oppose any proceeding or application which may in the opinion of the directors directly or indirectly prejudice the Company's interests.

(CC) To establish, grant and take up agencies, and to do all other things the directors may deem conducive to the carrying on of the Company's business as principal or agent, and to remunerate any person in connection with the establishment or granting of an agency on the terms and conditions the directors think fit.

(DD) To distribute among the shareholders in specie any of the Company's property and any proceeds of sale or disposal of any of the Company's property and for that purpose to distinguish and separate capital from profits, but no distribution amounting to a reduction of capital may be made without any sanction required by law.

(EE) To purchase and maintain insurance for the benefit of any person who is or was an officer or employee of the Company, a subsidiary of the Company or a company in which the Company has or had an interest (whether direct or indirect) or who is or was trustee of any retirement benefits scheme or any other trust in which any officer or employee or former officer or employee is or has been interested, indemnifying that person against liability for negligence, default, breach of duty or breach of trust or any other liability which may lawfully be insured against.

(FF) To amalgamate with any other person and to procure the Company to be registered or recognised in any part of the world.

(GG) To do all or any of the things provided in any paragraph of clause 4:

(i) in any part of the world;

(ii) as principal, agent, contractor, trustee or otherwise;

(iii) by or through trustees, agents, subcontractors or otherwise; and

(iv) alone or with another person or persons.

(HH) To do all things that are in the opinion of the directors incidental or conducive to the attainment of all or any of the Company's objects, or the exercise of all or any of its powers.

(II) The objects specified in each paragraph of clause 4 shall, except where otherwise provided in that paragraph, be regarded as independent objects, and are not limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company. None of the paragraphs of clause 4 or the objects or powers specified or conferred in or by them is deemed subsidiary or ancillary to the objects or powers mentioned in any other paragraph. The Company has as full a power to exercise all or any of the objects and powers provided in each paragraph as if each paragraph contained the objects of a separate company.

(JJ) In clause 4, a reference to:

(i) a "person" includes a reference to a body corporate, association or partnership whether domiciled in the United Kingdom or elsewhere and whether incorporated or unincorporated;

(ii) the "Act" is, unless the context otherwise requires, a reference to the Companies Act 1985, as modified or re-enacted or both from time to time; and

(iii) a "subsidiary" or "holding company" is to be construed in accordance with section 736 of the Act.

5. The liability of the members is limited.

6. The Company's share capital is £50,000 divided into 50,000 ordinary shares of £1.00 each.

WE, the subscribers to this memorandum of association wish to be formed into a company pursuant to this memorandum and we agree to take the number of shares in the capital of the company shown opposite our respective names.

NAMES AND ADDRESSES OF SUBSCRIBERS	Number of shares taken by each subscriber
Janet Elvidge For and on behalf of Clifford Chance Nominees Limited 200 Aldersgate Street London EC1A 4JJ	ONE
Remi Ladega For and on behalf of Clifford Chance Secretaries Limited 200 Aldersgate Street London EC1A 4JJ	ONE

DATED the 17 day of July 2003.

WITNESS to the above signatures:

DENISE WEST
200 Aldersgate Street
London EC1A 4JJ

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

CARDBROOK PLC

PRELIMINARY

1. **Interpretation**

(A) In these articles:

"**Act**" means the Companies Act 1985;

"**Acts**" means the Act and all statutes and subordinate legislation made thereunder for the time being in force concerning companies and affecting the Company;

"**articles**" means these articles of association as altered from time to time;

"**auditors**" means the auditors from time to time of the Company;

"**board**" means the board of directors from time to time of the Company or the directors present at a duly convened meeting of the directors at which a quorum is present;

"**business day**" means a day (not being a Saturday or Sunday) on which clearing banks are open for business in London;

"**clear days**" means, in relation to a period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"**communication**" has the same meaning as in the Electronic Communications Act 2000;

"**company**" includes any body corporate (not being a corporation sole) or association of persons, whether or not a company within the meaning of the Act;

"**director**" means a director of the Company;

"**electronic communications**" has the same meaning as in the Electronic Communications Act 2000;

"**entitled by transmission**" means, in relation to a share, entitled as a consequence of the death or bankruptcy of a member or of another event giving rise to a transmission of entitlement by operation of law;

"**executed**" includes, in relation to a document, execution under hand or under seal or by any other method permitted by law;

"**holder**" means, in relation to a share, the member whose name is entered in the register as the holder of that share;

"**member**" means a member of the Company;

"**office**" means the registered office of the Company;

"**paid**", "**paid up**" and "**paid-up**" mean paid or credited as paid;

"**register**" means the register of members of the Company kept pursuant to section 352 of the Act and, where the context requires, any register maintained by the Company of persons holding any renounceable right of allotment of a share;

"**seal**" means the common seal of the Company or any joint, official or securities seal that the Company may have or may be permitted to have under the Acts; and

"**secretary**" means the secretary of the Company and includes any joint, assistant or deputy secretary and a person appointed by the board to perform the duties of the secretary.

(B) Words and expressions to which a particular meaning is given by the Companies Act in force when these articles (or any part of them) are adopted have the same meaning in these articles, except where the word or expression is otherwise defined in paragraph (A).

(C) Where an ordinary resolution of the Company is expressed to be required for any purpose, a special or extraordinary resolution is also effective for that purpose, and where an extraordinary resolution is expressed to be required for any purpose, a special resolution is also effective for that purpose.

(D) References to a "**meeting**" shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

(E) The headings in the articles do not affect the interpretation of the articles.

(F) References to a "**debenture**" include debenture stock.

(G) References to any statutory provision or statute include all amendments thereto and all subordinate legislation made thereunder. This article does not affect the interpretation of article 1(B).

2. **Table A not to apply**

No regulations contained in any statute or subordinate legislation, including the regulations contained in Table A in the schedule to the Companies (Tables A to F) Regulations 1985 (as amended), apply to the Company.

SHARE CAPITAL

3. **Authorised capital**

The authorised share capital of the Company at the date of adoption of these articles is £50,000 divided into 50,000 ordinary shares of £1.00 each.

4. **Allotment**

(A) Subject to the Acts and relevant authority given by the Company in general meeting the board has general and unconditional authority to allot, grant options over, or otherwise dispose of the unissued shares of the Company, or rights to subscribe for or convert any security into shares, to such persons, at such times and on such terms as the board may decide except that no share may be issued at a discount.

(B) The board has general and unconditional authority, pursuant to section 80 of the Act, to exercise all powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount for (as the case may be) the first period and thereafter, each subsequent section 80 period.

(C) The board has general power, pursuant to section 95 of the Act, to allot equity securities wholly for cash pursuant to the general authority conferred by paragraph (B) as if section 89(1) of the Act does not apply to that allotment for (as the case may be) the first period and thereafter, each subsequent section 89 period. This power is limited to:

(i) allotments of equity securities in connection with a rights issue in favour of holders of ordinary shares made in proportion (as nearly as may be) to their respective existing holdings of ordinary shares but subject to the board having a right to make such exclusions or other arrangements in connection with that offering as it deems necessary or expedient:

(a) to deal with equity securities representing fractional entitlements; and

(b) to deal with legal or practical problems arising in any territory or by virtue of shares being represented by depository receipts, the requirements of any regulatory body or stock exchange in any territory, or any other matter whatsoever; and

(ii) allotments other than pursuant to paragraph (i) up to an aggregate nominal amount equal to the section 89 amount.

(D) By the authority and power conferred by paragraphs (B) and (C), the board may, during a period which is a first period, a subsequent section 80 period or a subsequent section 89 period, make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such period expires and the board may allot securities in pursuance of that offer or agreement as if such authority and power had not expired.

(E) In this article 4:

(i) "**first period**" means the period commencing on the date of adoption of these articles and expiring on the date on which a resolution to renew the authority conferred by paragraph (B) or the power conferred by paragraph (C) (as the case may be) is passed or the fifth anniversary of the date of adoption of these articles, whichever is the earlier;

(ii) "**subsequent section 80 period**" means any period starting on or after the expiry of the first period (and not exceeding five years on any occasion) for which the authority conferred by paragraph (B) is renewed by ordinary or special resolution stating the section 80 amount;

(iii) "**subsequent section 89 period**" means any period starting on or after the expiry of the first period (and not exceeding five years on any occasion) for which the power conferred by paragraph (C) is renewed by special resolution stating the section 89 amount;

(iv) "**section 80 amount**" means, for the first period, £50,000 and, for any subsequent section 80 period, the amount stated in the relevant ordinary or special resolution or, in either case, another amount fixed by resolution of the Company;

(v) "**section 89 amount**" means, for the first period, £50,000 and, for any subsequent section 89 period, the amount stated in the relevant special resolution or, in either case, another amount fixed by resolution of the Company;

(vi) the nominal amount of securities is, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of shares which may be allotted pursuant to those rights.

(F) The board may at any time after the allotment of a share but before a person has been entered in the register as the holder of the share recognise a renunciation of the share by the allottee in favour of another person and may grant to an allottee a right to effect a renunciation on such terms and conditions the board thinks fit.

5. **Power to attach rights**

Subject to the Acts and to the rights attached to existing shares, new shares may be issued with, or have attached to them, such rights or restrictions as either the Company

may by ordinary resolution decide, or, if no such resolution is passed or so far as any pertinent resolution does not make specific provision, as the board may decide.

6. **Redeemable shares**

Subject to the Acts and to the rights attached to existing shares, shares may be issued on terms that they are to be redeemed or, at the option of the Company or the holder, are liable to be redeemed.

7. **Variation of rights**

(A) Subject to the Acts, the rights attached to a class of shares may be varied or abrogated (whether or not the Company is being wound up) either with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class validly held in accordance with article 67 and other relevant provisions of the articles.

(B) The rights attached to a class of shares are not, unless otherwise expressly provided for in the rights attaching to those shares, deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or by the purchase or redemption by the Company of its own shares in accordance with the Acts and article 38.

8. **Commission**

The Company may exercise all the powers conferred or permitted by the Acts of paying commission or brokerage. The Company may also on any issue of shares pay such brokerage as may be lawful.

9. **Trusts not recognised**

Except as ordered by a court of competent jurisdiction or as required by law, the Company shall not recognise a person as holding a share on trust and shall not be bound by or otherwise compelled to recognise (even if it has notice of it) any interest in any share other than an absolute right in the holder to the whole of the share.

SHARE CERTIFICATES

10. **Right to certificate**

(A) A person (except a person to whom the Company is not required by law to issue a certificate) whose name is entered in the register as a holder of a share is entitled, without charge, to receive within two months of allotment or lodgement with the Company of a transfer to him of those shares (or within any other period as the terms of issue of the shares provide) one certificate for all the shares of a class registered in his name or, in the case of shares of more than one class being registered in his name, to a separate certificate for each class of shares.

(B) Where a member transfers part of his shares comprised in a certificate he is entitled, without charge, to one certificate for the balance of shares retained by him.

(C) The Company is not bound to issue more than one certificate for shares held jointly by two or more persons and delivery of a certificate to one joint holder is sufficient delivery to all joint holders.

(D) A certificate shall specify the number and class and the distinguishing numbers (if any) of the shares in respect of which it is issued and the amount paid up on the shares. It shall be issued under a seal, which may be affixed to or printed on it, or in such other manner as the board may approve, having regard to the terms of allotment or issue of the shares.

11. **Replacement certificates**

(A) Where a member holds two or more certificates for shares of one class, the board may at his request, on surrender of the original certificates and without charge, cancel the certificates and issue a single replacement certificate for shares of that class.

(B) At the request of a member, the board may cancel a certificate and issue two or more in its place (representing shares in such proportions as the member may specify), on surrender of the original certificate and on payment of such reasonable sum as the board may decide.

(C) Where a certificate is worn out or defaced the board may require the certificate to be delivered to it before issuing a replacement and cancelling the original. If a certificate is lost or destroyed, the board may cancel it and issue a replacement certificate on such terms as to provision of evidence and indemnity and to payment of any exceptional out-of-pocket expenses incurred by the Company in the investigation of that evidence and the preparation of that indemnity as the board may decide.

LIEN

12. **Company's lien on shares not fully paid**

(A) The Company has a first and paramount lien on all partly paid shares for an amount payable in respect of the share, whether the due date for payment has arrived or not. The lien applies to all dividends from time to time declared or other amounts payable in respect of the share.

(B) The board may either generally or in a particular case declare a share to be wholly or partly exempt from the provisions of this article. Unless otherwise agreed with the transferee, the registration of a transfer of a share operates as a waiver of the Company's lien (if any) on that share.

13. **Enforcement of lien by sale**

(A) For the purpose of enforcing the lien referred to in article 12, the board may sell shares subject to the lien in such manner as it may decide provided that:

(i) the due date for payment of the relevant amounts has arrived; and

(ii) the board has served a written notice on the member concerned (or on any person who is entitled to the shares by transmission or by operation of law) stating the amounts due, demanding payment thereof and giving notice that if payment has not been made within 14 clear days after the service of the notice that the Company intends to sell the shares.

(B) To give effect to a sale, the board may authorise a person to transfer the shares in the name and on behalf of the holder (or any person who is automatically entitled to the shares by transmission or by law), or to cause the transfer of such shares, to the purchaser or his nominee. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity in or invalidity of the proceedings connected with the sale.

14. **Application of proceeds of sale**

The net proceeds of a sale effected under article 13, after payment of the Company's costs of the sale, shall be applied in or towards satisfaction of the amount in respect of which the lien exists. Any residue shall (on surrender to the Company for cancellation of any certificate for the shares sold, or the provision of an indemnity as to any lost or destroyed certificate required by the board and subject to a like lien for amounts not presently payable as existed on the shares before the sale) be paid to the member (or a person entitled to the shares) immediately before the sale.

CALLS ON SHARES

15. **Calls**

The board may make calls on members in respect of amounts unpaid on the shares held by them respectively (whether in respect of the nominal value or a premium) and not by the terms of issue thereof, made payable on a fixed date. Each member shall (on receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company at the time and place specified, the amount called as required by the notice. A call may be made payable by instalments and may, at any time before receipt by the Company of an amount due, be revoked or postponed in whole or in part as the board may decide. A call is deemed made at the time when the resolution of the board authorising it is passed. A person on whom a call is made remains liable to pay the amount called despite the subsequent transfer of the share in respect of which the call is made. The joint holders of a share are jointly and severally liable for payment of a call in respect of that share.

16. **Power to differentiate**

The board may make arrangements on the allotment or, subject to the terms of the allotment, on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of a call on their shares.

17. **Interest on calls**

If the whole of the amount called is not paid on or before the date fixed for payment, the person from whom it is payable shall pay interest on the unpaid amount. The interest will run from the day the unpaid amount is due until the day it has been paid. The interest rate may be fixed by the terms of allotment or issue of the share or, if no rate is fixed, at such rate (not exceeding 20 per cent. per annum) as the board may decide. The board may waive payment of the interest in whole or in part.

18. **Payment in advance**

The board may, if it thinks fit, receive from a member all or part of the amounts uncalled and unpaid on shares held by him. A payment in advance of calls extinguishes to the extent of the payment the liability of the member on the shares in respect of which it is made. The Company may pay interest on the amount paid in advance, or on so much of it as from time to time exceeds the amount called on the shares in respect of which the payment in advance has been made, at such rate (not exceeding 20 per cent. per annum) as the board may decide.

19. **Amounts due on allotment or issue treated as calls**

An amount (whether in respect of nominal value or a premium) which by the terms of issue of a share becomes payable on allotment or issue or on a fixed date shall be deemed to be a call. In case of non-payment, the provisions of these articles as to payment of interest, forfeiture or otherwise apply as if that amount has become payable by virtue of a call.

FORFEITURE

20. **Notice if call not paid**

If a member fails to pay the whole of a call or an instalment of a call by the date fixed for payment, the board may serve notice on the member or on a person entitled automatically by law to the share in respect of which the call was made demanding payment of the unpaid amount on a date not less than 14 clear days from the date of the notice, together with any interest that may have accrued on it and all costs, charges and expenses incurred by the Company by reason of the non-payment. The notice shall state:

(i) the place where payment is to be made; and

(ii) that if the notice is not complied with the share in respect of which the call was made will be liable to be forfeited.

21. **Forfeiture for non-compliance**

If the notice referred to in article 20 is not complied with, a share in respect of which it is given may, at any time before the payment required by the notice (including interest, costs, charges and expenses) has been made, be forfeited by a resolution of the board. All dividends declared or other amounts due in respect of the forfeited share and not paid before the forfeiture shall also be forfeited.

22. **Notice after forfeiture**

When a share has been forfeited, the Company shall serve notice of the forfeiture on the person who was before forfeiture the holder of the share or the person entitled by transmission to the share but no forfeiture is invalidated by an omission to give such notice. An entry of the fact and date of forfeiture shall be made in the register.

23. **Disposal of forfeited shares**

(A) A forfeited share and all rights attaching to it shall become the property of the Company and may be sold, re-allotted or otherwise disposed of, either to the person who was before such forfeiture the holder thereof or to another person, on such terms and in such manner as the board may decide. The board may, if necessary, authorise a person to transfer a forfeited share to a new holder. The Company may receive the consideration (if any) for the share on its disposal and may register the transferee as the holder of the share.

(B) The board may before a forfeited share has been sold, re-allotted or otherwise disposed of annul the forfeiture on such conditions as it thinks fit.

(C) A statutory declaration that the declarant is a director or the secretary and that a share has been forfeited or sold to satisfy a lien of the Company on the date stated in the declaration is conclusive evidence of the facts stated in the declaration against all persons claiming to be entitled to the share. The declaration (subject if necessary to the transfer of the share) constitutes good title to the share and the person to whom the share is sold, re-allotted or disposed of is not bound to see to the application of the consideration (if any). His title to the share is not affected by an irregularity in or invalidity of the proceedings connected with the forfeiture or disposal.

24. **Arrears to be paid notwithstanding forfeiture**

A person whose share has been forfeited ceases on forfeiture to be a member in respect thereof and shall surrender to the Company for cancellation any certificate for the forfeited share. A person remains liable to pay all calls, interest, costs, charges and expenses owing in respect of such share at the time of forfeiture, with interest, from the time of forfeiture until payment, at such rate as may be fixed by the terms of allotment or issue of such share or, if no rate is fixed, at the rate (not exceeding 20 per cent. per annum) as the board may decide. The board may if it thinks fit enforce payment without allowance for the value of such share at the time of forfeiture or for any consideration received on its disposal.

25. **Surrender**

The board may accept the surrender of a share liable to be forfeited and in that case references in the articles to forfeiture include surrender.

UNTRACED SHAREHOLDERS

26. **Power of sale**

(A) The Company may sell the share of a member or of a person entitled by transmission at the best price reasonably obtainable at the time of sale, if:

(i) during a period of not less than 12 years before the date of publication of the advertisements referred to in paragraph (A)(iii) of this article (or, if published on two different dates, the first date) (the "**relevant period**") at least three cash dividends have become payable in respect of the share;

(ii) throughout the relevant period no cheque, warrant or money order payable on the share has been presented by the holder of, or the person entitled by transmission to, the share to the paying bank of the relevant cheque, warrant or money order, no payment made by the Company by any other means permitted by article 122(A) has been claimed or accepted and, so far as any director of the Company at the end of the relevant period is then aware, the Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the share;

(iii) on expiry of the relevant period the Company has given notice of its intention to sell the share by advertisement in a national newspaper and in a newspaper circulating in the area of the address of the holder of, or person entitled by transmission to, the share shown in the register; and

(iv) the Company has not, so far as the board is aware, during a further period of three months after the date of the advertisements referred to in paragraph (A)(iii) of this article (or the later advertisement if the advertisements are published on different dates) and before the exercise of the power of sale received a communication from the holder of, or person entitled by transmission to, the share.

(B) Where a power of sale is exercisable over a share pursuant to paragraph (A) of this article (a "Sale Share"), the Company may at the same time also sell any additional share issued in right of such Sale Share or in right of such an additional share previously so issued provided that the requirements of paragraphs (A)(ii) to (iv) of this article (as if the words "throughout the relevant period" were omitted from paragraph (A)(ii) of this article and the words "on expiry of the relevant period" were omitted from paragraph (A)(iii) of this article) shall have been satisfied in relation to the additional share.

(C) To give effect to a sale pursuant to paragraphs (A) or (B) of this article, the board may authorise a person to transfer the share in the name and on behalf of the holder of, or the person entitled by transmission to, the share, or to cause the transfer of such share, to the purchaser or his nominee. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity or invalidity in the proceedings connected with the sale of the share.

27. **Application of proceeds of sale**

The Company shall be indebted to the member or other person entitled by transmission to the share for the net proceeds of sale and shall carry any amount received on sale to a separate account. The Company is deemed to be a debtor and not a trustee in respect of that amount for the member or other person. Any amount carried to the separate account may either be employed in the business of the Company or invested as the board may think fit. No interest is payable on that amount and the Company is not required to account for money earned on it.

TRANSFER OF SHARES

28. **Method of transfer**

(A) A member may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any other form approved by the board, and the instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee.

(B) The transferor of a share is deemed to remain the holder of the share until the name of the transferee is entered in the register in respect of it.

29. **Right to refuse registration**

(A) The board may, in its absolute discretion and without giving a reason, refuse to register the transfer of a share which to any person, whether or not it is fully paid or a share on which the Company has a lien.

(B) If the board refuses to register the transfer of a share it shall, within two months after the date on which the transfer was lodged with the Company, send notice of the refusal to the transferee. An instrument of transfer which the board refuses to register shall (except in the case of suspected fraud) be returned to the person depositing it. Subject to article 139, the Company may retain all instruments of transfer which are registered.

30. **Fees on registration**

The Company (at its option) may or may not charge a fee for registering the transfer of a share or the renunciation of a renounceable letter of allotment or other document or instructions relating to or affecting the title to a share or the right to transfer it or for making any other entry in the register.

31. **Suspension of registration**

Subject to the Acts, the registration of transfers may be suspended at such times and for such period (not exceeding 30 days in any year) as the board may decide and either generally or in respect of a particular class of shares.

TRANSMISSION OF SHARES

32. **On death**

(A) The Company shall recognise only the personal representative or representatives of a deceased member as having title to a share held by that member alone or to which he alone was entitled. In the case of a share held jointly by more than one person, the Company may recognise only the survivor or survivors as being entitled to it.

(B) Nothing is the articles releases the estate of a deceased member from liability in respect of a share which has been solely or jointly held by him.

33. **Election of person entitled by transmission**

(A) A person becoming entitled by transmission to a share may, on production of such evidence as the board may require as to his entitlement, elect either to be registered as a member or to have a person nominated by him registered as a member.

(B) If he elects to be registered himself, he shall give notice to the Company to that effect. If he elects to have another person registered, he shall execute an instrument of transfer of the share to that person.

(C) All the provisions of the articles relating to the transfer of shares apply to the notice or instrument of transfer (as the case may be) as if it were an instrument of transfer executed by the member and his death, bankruptcy or other event giving rise to a transmission of entitlement had not occurred.

(D) The board may give notice requiring a person to make the election referred to in article 33(A). If that notice is not complied with within 60 days, the board may withhold payment of all dividends and other amounts payable in respect of the share until notice of election has been made.

34. **Rights on transmission**

Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share cease. The person entitled by transmission may, however, give a good discharge for dividends and other amounts payable in respect of the share and, subject to articles 33 and 122, has the rights to which he would be entitled if he were the holder of the share. The person entitled by transmission is not, however, before he is registered as the holder of the share entitled in respect of it to receive notice of or exercise rights conferred by membership in relation to meetings of the Company or a separate meeting of the holders of a class of shares.

ALTERATION OF SHARE CAPITAL

35. **Increase, consolidation, sub-division and cancellation**

The Company may by ordinary resolution:

(i) increase its share capital by a sum to be divided into shares of an amount prescribed by the resolution;

(ii) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(iii) subject to the Acts, sub-divide all or any of its shares into shares of a smaller amount and so that the resolution whereby any share is sub-divided may determine that the shares resulting from such sub-division have amongst themselves such preferred, deferred or other special rights or advantages or be subject to any such restrictions as the Company has power to attach to unissued or new shares; and

(iv) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by a person and diminish the amount of its share capital by the amount of the shares so cancelled.

36. **Fractions**

(A) If, as the result of consolidation and division or sub-division of shares, members would become entitled to fractions of a share, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, the board may:

(i) sell any shares representing fractions to a person (including, subject to the Acts, to the Company) and distribute the net proceeds of sale in due proportion amongst the persons entitled or if the board decides some or all of the sum raised on a sale may be retained for the benefit of the Company; or

(ii) subject to the Acts, allot or issue to a member credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding of shares to a number which, following consolidation and division or sub-division, leaves a whole number of shares (such allotment or issue being deemed to have been effected immediately before consolidation or sub-division, as the case may be).

(B) To give effect to a sale pursuant to sub-paragraph (A)(i) the board may arrange for the shares representing the fractions to be entered in the register as shares. The board may also authorise a person to transfer the shares to, or to the direction of, the purchaser. The purchaser is not bound to see to the application of the purchase money and the title of the transferee to the shares is not affected by an irregularity or invalidity in the proceedings connected with the sale.

(C) If shares are allotted or issued pursuant to sub-paragraph (A)(ii), the amount required to pay up those shares may be capitalised as the board thinks fit out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, and applied in paying up in full the appropriate number of shares. A resolution of the board capitalising part of the reserves has the same effect as if the capitalisation had been declared by ordinary resolution of the Company pursuant to article 129. In relation to the capitalisation the board may exercise all the powers conferred on it by article 129 without an ordinary resolution of the Company.

37. **Reduction of capital**

Subject to the Acts and to the rights attached to existing shares, the Company may by special resolution reduce its share capital, capital redemption reserve, share premium account or other undistributable reserve in any way.

38. **Purchase of own shares**

Subject to the Acts and to the rights attaching to existing shares, the Company may purchase shares of any class (including redeemable shares) in its own capital in any way.

GENERAL MEETINGS

39. **Annual general meetings**

The Company shall hold an annual general meeting once every year. Such meetings shall be convened by the board at such time and place as they think fit provided that there must not be a gap of more than fifteen months between one annual general meeting and the next.

40. **Extraordinary general meetings**

All general meetings of the Company other than annual general meetings are called extraordinary general meetings.

41. **Convening of extraordinary general meetings**

The board may convene an extraordinary general meeting whenever it thinks fit. The board must convene an extraordinary general meeting immediately on receipt of a requisition from members in accordance with the Acts and in default a meeting may be convened by requisitionists as provided in the Acts. At a meeting convened on a requisition or by requisitionists no business may be transacted except that stated by the requisition or proposed by the board. An extraordinary general meeting may also be convened in accordance with article 93.

42. **Length and form of notice**

(A) An annual general meeting and any extraordinary general meeting at which a special resolution is to be proposed or (subject to the Acts) at which some other resolution of which special notice under the Act has been given to the Company shall be called by not less than 21 clear days' notice. All other extraordinary general meetings shall be called by not less than 14 clear days' notice.

(B) Subject to the Acts, and although called by shorter notice than that specified in paragraph (A), a general meeting is deemed to have been duly called if it is so agreed:

(i) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(ii) in the case of another meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

(C) The notice of meeting shall specify:

(i) whether the meeting is an annual general meeting or an extraordinary general meeting;

(ii) the place, the date and the time of the meeting;

(iii) in the case of special business, the general nature of that business;

(iv) if the meeting is convened to consider a special or an extraordinary resolution, the intention to propose the resolution as such; and

(v) with reasonable prominence, that a member entitled to attend and vote may appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member.

(D) The notice of meeting shall be given to the members (other than any who, under the provisions of the articles or the terms of allotment or issue of shares, are not entitled to receive notice), to the directors and to the auditors.

(E) The board may determine that persons entitled to receive notices of meeting are those persons entered on the register at the close of business on a day determined by the board, provided that, if the Company is a participating issuer, the day determined by the board may not be more than 21 days before the day that the relevant notice of meeting is being sent.

(F) The notice of meeting may also specify a time (which, if the Company is a participating issuer, shall not be more than 48 hours before the time fixed for the meeting) by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time so

specified in the notice shall be disregarded in determining the rights of any person to so attend or vote.

(G) Where the notice of meeting is published on a web site in accordance with article 134(B), it shall continue to be published in the same place on that web site from the date of notification given under article 134(B)(ii) until the conclusion of the meeting to which the notice relates.

43. **Omission to send notice and irregularities in publication of notices**

(A) The accidental omission to send a notice of meeting or any document relating to the meeting or the non-receipt of any such notice or document by a person entitled to receive any such notice or document shall not invalidate the proceedings at that meeting.

(B) Where a notice of meeting published on a web site in accordance with article 134(B) is by accident published in different places on the web site or published for part only of the period from the date of the notification given under article 134(B)(ii) until the conclusion of the meeting to which the notice relates, the proceedings at such meeting are not thereby invalidated.

44. **Postponement of general meetings**

If the board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting at the time or place specified in the notice calling the general meeting, it may move and/or postpone the general meeting to another time and/or place. When a meeting is so moved and/or postponed, notice of the time and place of the moved and/or postponed meeting shall (if practical) be placed in at least two national newspapers in the United Kingdom. Notice of the business to be transacted at such moved and/or postponed meeting is not required. The board must take reasonable steps to ensure that members trying to attend the general meeting at the original time and/or place are informed of the new arrangements for the general meeting. Proxy forms can be delivered as specified in article 61, until 48 hours before the rearranged meeting. Any postponed and/or moved meeting may also be postponed and/or moved under this article.

45. **Special business**

All business transacted at a general meeting is deemed special except the following business transacted at an annual general meeting:

(i) the receipt and consideration of the annual accounts, the directors' report and auditors' report on those accounts;

(ii) the appointment or re-appointment of directors and other officers in place of those retiring by rotation or otherwise ceasing to hold office;

(iii) the declaration of dividends; and

(iv) the appointment of the auditors (when special notice of the resolution for appointment is not required by the Acts) and fixing or determining the manner of fixing of the remuneration of the auditors.

PROCEEDINGS AT GENERAL MEETINGS

46. **Quorum**

(A) No business may be transacted at a general meeting unless a quorum is present. The absence of a quorum does not prevent the appointment of a chairman in accordance with the articles, which shall not be treated as part of the business of the meeting.

(B) The quorum for a general meeting is two members present in person or by proxy and entitled to vote.

47. **Procedure if quorum not present**

(A) If a quorum is not present within thirty minutes (or such longer time as the chairman decides to wait) after the time fixed for the start of the meeting or if there is no longer a quorum present at any time during the meeting, the meeting, if convened by or on the requisition of members, is dissolved. In any other case it stands adjourned to such other day (being not less than 14 nor more than 28 days later) and at such other time and/or place as may have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been specified, the meeting stands adjourned to such other day (being not less than 14 nor more than 28 days later) and at such other time and/or place as the chairman (or, in default, the board) decides.

(B) At an adjourned meeting the quorum is one member present in person or by proxy and entitled to vote. If a quorum is not present within five minutes from the time fixed for the start of the meeting, the adjourned meeting shall be dissolved.

(C) Save where the time and place for the adjourned meeting has been specified for the purpose in the notice convening the meeting as referred to in paragraph (A) of this article (in which case notice of the adjourned meeting need not be given), the Company shall give not less than seven clear days' notice of any meeting adjourned for the lack of a quorum and the notice shall state the quorum requirement.

48. **Chairman**

(A) The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at a general meeting. If there is no chairman or deputy chairman, or if at a meeting neither is present and willing and able to act within five minutes after the time fixed for the start of the meeting or neither is willing and able to act, the directors present shall select one of their number to be chairman. If only one director is present and willing and able to act, he shall be chairman. In default, the members present in person and entitled to vote shall choose one of their number to be chairman.

(B) Without prejudice to any other power which he may have under the provisions of the articles or at common law the chairman may take such action as he thinks fit to promote the orderly conduct of the business of the meeting as specified in the notice of meeting and the chairman's decision on matters of procedure or arising incidentally from the business of the meeting shall be final, as shall be his determination as to whether any matter is of such a nature.

49. **Right to attend and speak**

(A) Each director shall be entitled to attend and speak at a general meeting and at a separate meeting of the holders of a class of shares or debentures whether or not he is a member.

(B) The chairman may invite any person to attend and speak at any general meeting of the Company where he considers that this will assist in the deliberations of the meeting.

50. **Power to adjourn**

(A) The chairman may, with the consent of a meeting at which a quorum is present (and shall, if so directed by the meeting) adjourn a meeting from time to time and from place to place or for an indefinite period.

(B) Without prejudice to any other power which he may have under the provisions of the articles or at common law, the chairman may, without the consent of the meeting, interrupt or adjourn a meeting from time to time and from place to place or for an indefinite period if he decides that it has become necessary to do so in order to:

(i) secure the proper and orderly conduct of the meeting;

(ii) give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting; or

(iii) ensure that the business of the meeting is properly disposed of.

51. **Notice of adjourned meeting**

(A) Whenever a meeting is adjourned for 28 days or more or for an indefinite period pursuant to article 50, at least seven clear days' notice specifying the place, date and time of the adjourned meeting and the general nature of the business to be transacted shall be given to the members (other than any who, under the provisions of the articles or the terms of allotment or issue of the shares, are not entitled to receive notice), the directors and the auditors. Except in these circumstances it is not necessary to give notice of a meeting adjourned pursuant to article 50 or of the business to be transacted at the adjourned meeting.

(B) The board may determine that persons entitled to receive notice of an adjourned meeting in accordance with this article are those persons entered on the register at the close of business on a day determined by the board.

(C) The notice of an adjourned meeting given in accordance with this article may also specify a time by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time so specified in the notice shall be disregarded in determining the rights of any person to so attend or vote.

52. **Business at adjourned meeting**

No business may be transacted at an adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

53. **Accommodation of members at meeting**

If it appears to the chairman that the meeting place specified in the notice convening the meeting is inadequate to accommodate all members entitled and wishing to attend, the meeting shall be duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a member who is unable to be accommodated is able to:

(i) participate in the business for which the meeting has been convened;

(ii) hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere; and

(iii) be heard and seen by all other persons present in the same way.

54. **Security**

The board may make any arrangement and impose any restriction it considers appropriate to ensure the security of a meeting including, without limitation, the searching of a person attending the meeting and the restriction of the items of personal property that may be taken into the meeting place. The board may authorise one or more persons, who shall include a director or the secretary or the chairman of the meeting to:

(i) refuse entry to a meeting to a person who refuses to comply with these arrangements or restrictions; and

(ii) eject from a meeting any person who causes the proceedings to become disorderly.

VOTING

55. **Method of voting**

(A) At a general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is properly demanded by:

(i) the chairman of the meeting;

(ii) not less than five members present in person or by proxy and entitled to vote;

(iii) a member or members present in person or by proxy representing in aggregate not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a proxy is deemed to be a demand by the member appointing the proxy.

(B) Unless a poll is demanded (and the demand is not duly withdrawn), a declaration by the chairman that the resolution has been carried, or carried by a particular majority, or lost or not carried by a particular majority, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

56. **Procedure on a poll**

(A) If a poll is properly demanded, it shall be taken in such manner as the chairman directs. He may appoint scrutineers, who need not be members, and may fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll shall be demanded.

(B) A poll demanded on the election of a chairman or on any question of adjournment shall be taken at the meeting and without adjournment. A poll demanded on another question shall be taken at such time and place as the chairman decides, either at once or after an interval or adjournment (but not more than 30 clear days after the date of the demand).

(C) No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll shall be taken.

(D) The demand for a poll may be withdrawn but only with the consent of the chairman. A demand withdrawn in this way validates the result of a show of hands declared before the demand was made. In the case of a poll demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

(E) The demand for a poll (other than on the election of the chairman or on a question of adjournment) does not prevent the meeting continuing for the transaction of business other than the question on which a poll has been demanded.

(F) On a poll, votes may be given in person or by proxy and a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way, whether present in person or by proxy.

57. **Votes of members**

(A) Subject to special rights or restrictions as to voting attached to any class of shares by or in accordance with the articles, at a general meeting every member present in person has on a show of hands one vote and every member present in person or by proxy has on a poll one vote for every ordinary share of which he is the holder.

(B) In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote or votes of the other joint holder or holders, and seniority is determined by the order in which the names of the holders stand in the register.

(C) A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) that he is or may be suffering from mental disorder or is otherwise incapable of running his affairs may vote, whether on a show of hands or on a poll, by his guardian, receiver, curator bonis or other person authorised for that purpose and appointed by the court. A guardian, receiver, curator bonis or other authorised and appointed person may, on a poll, vote by proxy if evidence (to the satisfaction of the board) of the authority of the person claiming to exercise the right to vote is deposited at the office (or at another place specified in accordance with the articles for the deposit of instruments of proxy) within the time limits prescribed by the articles for the deposit of instruments of proxy for use at the meeting, adjourned meeting or poll at which the right to vote is to be exercised.

58. **Casting vote**

In the case of an equality of votes whether on a show of hands or a poll, the chairman of the meeting at which the show of hands take place or at which the poll is demanded shall be entitled to a casting vote in addition to any vote to which he is entitled as a member.

59. **Restriction on voting rights for unpaid calls etc.**

Unless the board otherwise decides, no member is entitled in respect of a share held by him to be present or to vote, either in person or by proxy, at a general meeting or at a separate meeting of the holders of class of shares or on a poll, or to exercise other rights conferred by membership in relation to the meeting or poll, if a call or other amount due and payable in respect of the share is unpaid. This restriction ceases on payment of the amount outstanding and all costs, charges and expenses incurred by the Company by reason of the non-payment.

60. **Voting by proxy**

(A) Subject to paragraph (B) below, an instrument appointing a proxy shall be in writing in any usual form (or in another form approved by the board) executed under the hand of the appointor or his duly constituted attorney or, if the appointor is a company, under its seal or under the hand of its duly authorised officer or attorney or other person authorised to sign.

(B) Subject to the Acts, the board may accept the appointment of a proxy received in an electronic communication on such terms and subject to such conditions as it considers fit. The appointment of a proxy received is an electronic communication shall not be subject to the requirements of paragraph (A) above. The board may require the production of any evidence it considers necessary to determine the validity of such an appointment.

(C) Unless the contrary is stated in it, the appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll (but shall not confer any further right to speak at the meeting except with the permission of the chairman) and to vote on a resolution or amendment of a resolution put to, or other business which may properly come before, the meeting or meetings for which it is given, as the proxy thinks fit.

(D) A proxy need not be a member.

(E) A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing instruments of proxy are delivered for the same share for use at the same meeting, the one which is last validly delivered (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which instrument was last validly delivered, none of them shall be treated as valid in respect of that share.

(F) Delivery or receipt of an appointment of proxy does not prevent a member attending and voting in person at the meeting or an adjournment of the meeting or on a poll.

(G) The appointment of a proxy shall (unless the contrary is stated in it) be valid for an adjournment of the meeting as well as for the meeting or meetings to which it relates. The appointment of a proxy is valid for 12 months from the date of execution or, in the case of an appointment of proxy delivered in an electronic communication, for the duration specified by the board.

(H) Subject to the Acts, the Company may send a form of appointment of proxy to all or none of the persons entitled to receive notice of and to vote at a meeting. If sent, the form shall provide for two-way voting on all resolutions set out in the notice of meeting.

61. **Appointment of proxy**

The form of appointment of a proxy, and (if required by the board) a power of attorney or other authority under which it is executed or a copy of it notarially certified or certified in some other way approved by the board, shall be:

(i) in the case of an instrument in writing, delivered to the office, or another place in the United Kingdom specified in the notice convening the meeting or in the form of appointment of proxy or other accompanying document sent by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting or the taking of a poll at which the person named in the form of appointment of proxy proposes to vote;

(ii) in the case of an appointment of a proxy contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications:

(a) in the notice convening the meeting; or

(b) in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(c) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

received at such address not less than 48 hours before the time for holding the meeting at which the person named in the form of appointment of proxy proposes to vote;

(iii) in the case of a meeting adjourned for less than 28 days but more than 48 hours or in the case of a poll taken more than 48 hours after it is demanded, delivered or received as required by paragraphs (i) or (ii) not less than 24 hours before the time appointed for the holding of the adjourned meeting or the taking of the poll; or

(iv) in the case of a meeting adjourned for not more than 48 hours or in the case of a poll not taken immediately but taken not more than 48 hours after it was demanded, delivered at the adjourned meeting or at the meeting at which the poll was demanded to the chairman or to the secretary or to a director.

An appointment of proxy not deposited or delivered in accordance with this article is invalid.

62. **When votes by proxy valid although authority revoked**

A vote cast or poll demanded by a proxy or authorised representative of a company is valid despite the previous death or insanity or revocation of the appointment of the proxy or of the authority under which the appointment was made unless notice of such prior death, insanity or revocation shall have been received by the Company at the

office (or other place specified for depositing the instrument of proxy) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at the meeting, or at which case the vote is cast or the poll demanded or adjourned meeting at which case the vote is cast or the poll is demanded (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for use on the holding of the poll at which the vote is cast adjourned meeting.

63. **Corporate representative**

A company which is a member may, by resolution of its directors or other governing body, authorise a person to act as its representative at a meeting or at a separate meeting of the holders of a class of shares (the "**representative**"). The representative is entitled to exercise on behalf of the company (in respect of that part of the company's holding of shares to which the authorisation relates) those powers that the company could exercise if it were an individual member. The company is for the purposes of the articles deemed to be present in person at a meeting if the representative is present. All references to attendance and voting in person shall be construed accordingly. A director, the secretary or other person authorised for the purpose by the secretary may require the representative to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers.

64. **Objections to and error in voting**

No objection may be made to the qualification of a voter or to the counting of, or failure to count, a vote, except at the meeting or adjourned meeting at which the vote objected to is tendered or at which the error occurs. An objection properly made shall be referred to the chairman and only invalidates the decision of the meeting on any resolution if, in the opinion of the chairman, it is of sufficient magnitude to affect the decision of the meeting. The decision of the chairman on such matters is conclusive and binding on all concerned.

65. **Amendments to resolutions**

No amendment to a resolution duly proposed as a special or extraordinary resolution (other than an amendment to correct a patent error) may be considered or voted on. No amendment to a resolution duly proposed as an ordinary resolution (other than an amendment to correct a patent error) may be considered or voted on unless either:

(i) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and intention to move it has been lodged at the office; or

(ii) the chairman in his absolute discretion decides that the amendment may be considered or voted on.

If an amendment proposed to a resolution under consideration is ruled out of order by the chairman the proceedings on the substantive resolution are not invalidated by an error in his ruling.

66. **Members' written resolutions**

A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effective as if it had been passed at a general meeting duly convened and held. The resolution in writing may consist of several instruments in the same form each duly executed by or on behalf of one or more members. If the resolution in writing is described as a special resolution or as an extraordinary resolution, it shall have effect accordingly.

67. **Class meetings**

A separate meeting for the holders of a class of shares shall be convened and conducted as nearly as possible in the same way as an extraordinary general meeting, except that:

(i) no member is entitled to notice of it or to attend unless he is a holder of shares of that class;

(ii) no vote may be cast except in respect of a share of that class;

(iii) the quorum at the meeting is two persons present in person holding or representing by proxy at least one-third in nominal value of the issued shares of that class;

(iv) the quorum at an adjourned meeting is one person holding shares of that class present in person or by proxy; and

(v) a poll may be demanded in writing by a member present in person or by proxy and entitled to vote at the meeting and on a poll each member has one vote for every share of that class of which he is the holder.

68. **Failure to disclose interests in shares**

(A) Where notice is served by the Company under section 212 of the Act (a "**section 212 notice**") on a member, or another person appearing to be interested in shares held by that member, and the member or other person has failed in relation to any shares (the "**default shares**", which expression includes any shares allotted or issued after the date of the section 212 notice in respect of those shares) to give the Company the information required within the prescribed period from the date of the section 212 notice, the following sanctions apply, unless the board otherwise decides:

(i) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by proxy) at a general meeting or at a separate meeting of the holders of a class of shares or on a poll; and

If an amendment proposed to a resolution under consideration is ruled out of order by the chairman the proceedings on the substantive resolution are not invalidated by an error in his ruling.

66. **Members' written resolutions**

A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effective as if it had been passed at a general meeting duly convened and held. The resolution in writing may consist of several instruments in the same form each duly executed by or on behalf of one or more members. If the resolution in writing is described as a special resolution or as an extraordinary resolution, it shall have effect accordingly.

67. **Class meetings**

A separate meeting for the holders of a class of shares shall be convened and conducted as nearly as possible in the same way as an extraordinary general meeting, except that:

(i) no member is entitled to notice of it or to attend unless he is a holder of shares of that class;

(ii) no vote may be cast except in respect of a share of that class;

(iii) the quorum at the meeting is two persons present in person holding or representing by proxy at least one-third in nominal value of the issued shares of that class;

(iv) the quorum at an adjourned meeting is one person holding shares of that class present in person or by proxy; and

(v) a poll may be demanded in writing by a member present in person or by proxy and entitled to vote at the meeting and on a poll each member has one vote for every share of that class of which he is the holder.

68. **Failure to disclose interests in shares**

(A) Where notice is served by the Company under section 212 of the Act (a "**section 212 notice**") on a member, or another person appearing to be interested in shares held by that member, and the member or other person has failed in relation to any shares (the "**default shares**", which expression includes any shares allotted or issued after the date of the section 212 notice in respect of those shares) to give the Company the information required within the prescribed period from the date of the section 212 notice, the following sanctions apply, unless the board otherwise decides:

(i) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by proxy) at a general meeting or at a separate meeting of the holders of a class of shares or on a poll; and

(ii) where the default shares represent at least 0.25 per cent. in nominal value of the issued shares of their class:

(a) a dividend (or any part of a dividend) or other amount payable in respect of the default shares shall be withheld by the Company, which has no obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to article 128, to receive shares instead of a dividend; and

(b) no transfer of any default shares shall be registered unless the transfer is an excepted transfer or:

(1) the member is not himself in default in supplying the information required; and

(2) the member proves to the satisfaction of the board that no person in default in supplying the information required is interested in any of the shares the subject of the transfer.

(B) The sanctions under paragraph (A) cease to apply seven days after the earlier of:

(i) receipt by the Company of notice of an excepted transfer, but only in relation to the shares thereby transferred; and

(ii) receipt by the Company, in a form satisfactory to the board, of all the information required by the section 212 notice.

(C) Where, on the basis of information obtained from a member in respect of a share held by him, the Company issues a section 212 notice to another person, it shall at the same time send a copy of the section 212 notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, does not invalidate or otherwise affect the application of paragraph (A).

(D) For the purposes of this article 68:

(i) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is or may be interested, or if the Company (after taking account of information obtained from the member or, pursuant to a section 212 notice, from anyone else) knows or has reasonable cause to believe that the person is or may be so interested;

(ii) "**interested**" shall be construed as it is for the purpose of section 212 of the Act;

(iii) reference to a person having failed to give the Company the information required by a section 212 notice, or being in default in supplying such information, includes (a) reference to his having failed or refused to give all or any part of it, and (b) reference to his having given information which he

knows to be false in a material particular or having recklessly given information which is false in a material particular;

(iv) the "**prescribed period**" means 14 days;

(v) an "**excepted transfer**" means, in relation to shares held by a member:

(a) a transfer pursuant to acceptance of a takeover offer for the Company (within the meaning of section 428(1) of the Act); or

(b) a transfer which is shown to the satisfaction of the board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(E) The provisions of this article are in addition and without prejudice to the provisions of the Acts.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

69. **Number of directors**

Unless and until otherwise decided by the Company by ordinary resolution the number of directors must not be less than two and is not subject to a maximum number.

70. **Power of the Company to appoint directors**

Subject to the articles, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the board, but the total number of directors may not exceed any maximum number fixed in accordance with the articles.

71. **Power of the board to appoint directors**

Without prejudice to the power of the Company to appoint a person to be a director pursuant to the articles, the board may appoint a person who is willing to act as a director, either to fill a vacancy or as an addition to the board, but the total number of directors may not exceed any maximum number fixed in accordance with the articles. A director appointed in this way may hold office only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during that meeting. He is not required, and is not taken into account in determining the number of directors who are, to retire by rotation at the meeting.

72. **Appointment of executive directors**

Subject to the Acts, the board may appoint one or more of its body to hold an executive office (including, without limitation, that of managing director) with the Company for such term (subject to the Acts) and on any other conditions the board thinks fit. The board may revoke or terminate an appointment, without prejudice to a claim for damages for breach of contract or otherwise.

73. **Eligibility of new directors**

(A) No person other than a director retiring (by rotation or otherwise) may be appointed or reappointed as a director at a general meeting unless:

(i) he is recommended by the board; or

(ii) not less than seven nor more than 42 days before the date fixed for the meeting, notice has been given to the Company by a member (other than the person to be proposed) qualified to vote at the meeting of the intention to propose that person for appointment or reappointment. The notice shall (a) state the particulars which would, if the proposed director were appointed or reappointed, be required to be included in the Company's register of directors, (b) be accompanied by notice given by the proposed director of his willingness to be appointed or reappointed, and (c) be lodged at the office.

(B) A director need not be a member.

74. **Voting on resolution for appointment**

A resolution for the appointment of two or more persons as directors by a single resolution is void unless an ordinary resolution that the resolution for appointment is proposed in this way has first been agreed to by the meeting without a vote being given against it.

75. **Retirement by rotation**

(A) Subject to paragraph (B) below, at each annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not less than one-third, shall retire from office provided that if there are fewer than three directors who are subject to retirement by rotation, one shall retire from office.

(B) If any one or more directors were last appointed or reappointed three years or more prior to the meeting or were last appointed or reappointed at the third immediately preceding annual general meeting, he or they shall retire from office and shall be counted in obtaining the number required to retire at the meeting provided that the number of directors required to retire under paragraph (A) above shall be increased to the extent necessary to comply with this paragraph.

76. **Directors subject to retirement**

Subject to the Acts and the articles, the directors to retire by rotation at an annual general meeting include, so far as necessary to obtain the number required, first, a director who wishes to retire and not offer himself for reappointment, and, second, those directors who have been longest in office since their last appointment or reappointment. As between two or more who have been in office an equal length of time, the director to retire shall, in default of agreement between them, be determined by lot. The directors to retire on each occasion (both as to number and identity) shall

be determined on the basis of the composition of the board at the start of business on the date of the notice convening the annual general meeting, disregarding a change in the number or identity of the directors after that time but before the close of the meeting.

77. **Position of retiring director**

A director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be reappointed. If he is not reappointed or deemed reappointed, he may retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

78. **Deemed reappointment**

At a general meeting at which a director retires by rotation the Company may fill the vacancy and, if it does not do so, the retiring director shall be, if willing, deemed reappointed unless it is expressly resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

79. **No retirement on account of age**

No person is incapable of being appointed a director by reason of his having reached the age of 70 or another age. Special notice is not required in connection with the appointment or the approval of the appointment of such person. No director is required to vacate his office because he has reached the age of 70 or another age and section 293 of the Act does not apply to the Company. Where a general meeting is convened at which, to the knowledge of the board, a director is to be proposed for appointment or reappointment who is at the date of the meeting 70 or more, the board shall give notice of his age in the notice convening the meeting or in a document accompanying the notice, but the accidental omission to do so does not invalidate proceedings or an appointment or reappointment of that director at that meeting.

80. **Removal by ordinary resolution**

In addition to any power of removal conferred by the Acts, the Company may by ordinary resolution remove a director before the expiry of his period of office (without prejudice to a claim for damages for breach of contract or otherwise) and may (subject to the articles) by ordinary resolution appoint another person who is willing to act to be a director in his place. A person appointed in this way is treated, for the purposes of determining the time at which he or another director is to retire, as if he had become a director on the date on which the person in whose place he is appointed was last appointed or reappointed a director.

81. **Vacation of office by director**

(A) Without prejudice to the provisions for retirement (by rotation or otherwise) contained in the articles, the office of a director is vacated if:

(i) he resigns by notice delivered to the secretary at the office or tendered at a board meeting;

(ii) where he has been appointed for a fixed term, the term expires;

(iii) he ceases to be a director by virtue of a provision of the Acts, is removed from office pursuant to the articles or becomes prohibited by law from being a director;

(iv) he becomes bankrupt or compounds with his creditors generally or he applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that act;

(v) he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health or any court claiming jurisdiction on the ground of mental disorder (however stated) makes an order for his detention or for the appointment of a guardian, receiver or other person (howsoever designated) to exercise powers with respect to his property or affairs, and in any such case the board resolves that his office be vacated;

(vi) both he and his alternate director appointed pursuant to the provisions of the articles (if any) are absent, without the permission of the board, from board meetings for six consecutive months and the board resolves that his office be vacated; or

(vii) he is removed from office by notice addressed to him at his last-known address and signed by all his co-directors (without prejudice to a claim for damages for breach of contract or otherwise).

(B) A resolution of the board declaring a director to have vacated office under the terms of this article is conclusive as to the fact and grounds of vacation stated in the resolution.

(C) If the office of a director is vacated for any reason, he shall cease to be a member of any committee of the board.

ALTERNATE DIRECTORS

82. **Appointment**

(A) A director (other than an alternate director) may by notice delivered to the secretary at the office or tabled at a meeting of the board, or in any other manner approved by the board, appoint as his alternate director:

(i) another director, or

(ii) another person approved by the board and willing to act.

No appointment of an alternate director who is not already a director shall be effective until his consent to act as a director in the form prescribed by the Acts has been received at the office or tabled at a meeting of the board.

(B) An alternate director need not be a member and shall not be counted in reckoning the number of directors for the purpose of article 69.

83. **Revocation of appointment**

A director may by notice delivered to the secretary at the office or tabled at a meeting of the board revoke the appointment of his alternate director and, subject to the provisions of article 82, appoint another person in his place. If a director ceases to hold the office of director or if he dies, the appointment of his alternate director automatically ceases. If a director retires but is reappointed or deemed reappointed at the meeting at which his retirement takes effect, a valid appointment of an alternate director which was in force immediately before his retirement continues to operate after his reappointment as if he has not retired. The appointment of an alternate director ceases on the happening of an event which, if he were a director otherwise appointed, would cause him to vacate office.

84. **Participation in board meetings**

An alternate director shall be, if he gives the Company an address in the United Kingdom at which notices may be served on him, entitled to receive notice of all meetings of the board and all committees of the board of which his appointor is a member and, in the absence from those meetings of his appointor, to attend and vote at the meetings and to exercise all the powers, rights, duties and authorities of his appointor. A director acting as alternate director has a separate vote at meetings of the board and committees of the board for each director for whom he acts as alternate director but he counts as only one for the purpose of determining whether a quorum is present.

85. **Responsibility**

A person acting as an alternate director shall be an officer of the Company, shall alone be responsible to the Company for his acts and defaults, and shall not be deemed to be the agent of his appointor.

REMUNERATION, EXPENSES AND PENSIONS

86. **Directors' fees**

(A) Unless otherwise decided by the Company by ordinary resolution, the Company shall pay to the directors (but not alternate directors) for their services as directors such amount of aggregate fees as the board decides (or such amount as the Company may by ordinary resolution decide). The aggregate fees shall be divided among the directors in such proportions as the board decides or, if no decision is made, equally. A fee payable to a director pursuant to this article is distinct from any salary, remuneration or other amount payable to him pursuant to other provisions of the articles or otherwise and accrues from day to day.

(B) Subject to the Acts and to the articles, the board may arrange for part of a fee payable to a director under this article to be provided in the form of fully-paid shares in the capital of the Company. The amount of the fee payable in this way shall be at the discretion of the board and shall be applied in the purchase or subscription of shares on behalf of the relevant director.

87. **Additional remuneration**

A director who, at the request of the board, goes or resides abroad, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the board may decide.

88. **Expenses**

A director is entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in the performance of his duties as director including, without limitation, expenses incurred in attending meetings of the board or of committees of the board or general meetings or separate meetings of the holders of a class of shares or debentures.

89. **Remuneration and expenses of alternate directors**

An alternate director is not entitled to a fee from the Company for his services as an alternate director. The fee payable to an alternate director is payable out of the fee payable to his appointor and consists of such portion (if any) of the fee as he agrees with his appointor. The Company shall, however, repay to an alternate director expenses incurred by him in the performance of his duties if the Company would have been required to repay the expenses to him under article 88 had he been a director.

90. **Directors' pensions and other benefits**

(A) The board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (by insurance or otherwise) for a person who is or has at any time been a director of:

(i) the Company;

(ii) a company which is or was a subsidiary undertaking of the Company;

(iii) a company which is or was allied to or associated with the Company or a subsidiary undertaking of the Company; or

(iv) a predecessor in business of the Company or of a subsidiary undertaking of the Company,

(or, in each case, for any member of his family, including a spouse or former spouse, or a person who is or was dependent on him). For this purpose the board may

establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums. The board may arrange for this to be done by the Company alone or in conjunction with another person.

(B) A director or former director is entitled to receive and retain for his own benefit a pension or other benefit provided under paragraph (A) and is not obliged to account for it to the Company.

91. **Remuneration of executive director**

The salary or other remuneration of a director appointed to hold employment or executive office in accordance with the articles may be a fixed sum of money, or wholly or in part governed by business done or profits made, or as otherwise decided by the board, and may be in addition to or instead of a fee payable to him for his services as director pursuant to the articles.

POWERS AND DUTIES OF THE BOARD

92. **Powers of the board**

Subject to the Acts, the memorandum of association of the Company and the articles and to directions given by special resolution of the Company, the business and affairs of the Company shall be managed by the board which may exercise all the powers of the Company whether relating to the management of the business or not. No alteration of the memorandum of association or of the articles and no direction given by the Company shall invalidate a prior act of the board which would have been valid if the alteration had not been made or the direction had not been given. The provisions of the articles giving specific powers to the board do not limit the general powers given by this article.

93. **Powers of directors being less than minimum required number**

If the number of directors is less than the minimum prescribed by the articles or decided by the Company by ordinary resolution, the remaining director or directors may act only for the purposes of appointing an additional director or directors to make up that minimum or convening a general meeting of the Company for the purpose of making such appointment. If no director or directors is or are able or willing to act, two members may convene a general meeting for the purpose of appointing directors. An additional director appointed in this way holds office (subject to the articles) only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during the meeting.

94. **Powers of executive directors**

The board may delegate to a director holding executive office (including, without limitation, a managing director) any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit. In particular, without limitation, the board may grant the power to sub-delegate, and may retain or exclude the right of

the board to exercise the delegated powers, authorities or discretions collaterally with the director. The board may at any time revoke the delegation or alter its terms and conditions.

95. **Delegation to committees**

The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to a committee consisting of one or more persons (whether a member or members of the board or not) as it thinks fit. A committee may exercise its power to sub-delegate by sub-delegating to any person or persons (whether or not a member or members of the board or of the committee). The board may retain or exclude its right to exercise the delegated powers, authorities or discretions collaterally with the committee. The board may at any time revoke the delegation or alter any terms and conditions or discharge the committee in whole or in part. Where a provision of the articles refers to the exercise of a power, authority or discretion by the board (including, without limitation, the power to pay fees, remuneration, additional remuneration, expenses and pensions and other benefits pursuant to articles 86 to 91) and that power, authority or discretion has been delegated by the board to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.

96. **Agents**

The board may by power of attorney or otherwise appoint a person to be the agent of the Company and may delegate to that person any of its powers, authorities and discretions for such purposes, for such time and on such terms and conditions (including as to remuneration) as it thinks fit. In particular, without limitation, the board may grant the power to sub-delegate and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the agent. The board may at any time revoke or alter the terms and conditions of the appointment or delegation.

97. **Associate directors**

The board may appoint a person (not being a director) to an office or employment having a designation or title including the word "director" or attach to an existing office or employment that designation or title and may terminate the appointment or use of that designation or title. The inclusion of the word "director" in the designation or title of an office or employment does not imply that the person is, or is deemed to be, or is empowered to act as, a director for any of the purposes of the Acts or the articles.

98. **Exercise of voting powers**

Subject to article 101, the board may exercise or cause to be exercised the voting powers conferred by shares in the capital of another company held or owned by the Company, or a power of appointment to be exercised by the Company, in any manner it thinks fit (including the exercise of the voting power or power of appointment in

favour of the appointment of a director as an officer or employee of that company or in favour of the payment of remuneration to the officers or employees of that company).

99. **Provision for employees**

The board may exercise the powers conferred on the Company by the Acts to make provision for the benefit of a person employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family, including a spouse or former spouse, or any person who is or was dependent on him) in connection with the cessation or the transfer to a person of the whole or part of the undertaking of the Company or the subsidiary undertaking.

100. **Registers**

Subject to the Acts, the board may exercise the powers conferred on the Company with regard to the keeping of an overseas, local or other register and may make and vary regulations as it thinks fit concerning the keeping of a register.

101. **Borrowing powers**

The board may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of the undertaking, property and assets (present or future) and uncalled capital of the Company and, subject to the Acts, to issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of the Company or of a third party.

102. **Register of charges**

The Company shall keep a register of charges in accordance with the Acts and the fee to be paid by a person other than a creditor or member for each inspection of the register of charges is the maximum sum prescribed by the Acts or, failing which, decided by the board.

103. **Directors' interests**

(A) Subject to the Acts and provided he has disclosed to the board the nature and extent of any direct or indirect interest of his, a director, notwithstanding his office:

(i) may enter into or otherwise be interested in a contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested either in connection with his tenure of an office or place of profit or as seller, buyer or otherwise;

(ii) may hold another office or place of profit with the Company (except that of auditor or auditor of a subsidiary of the Company) in conjunction with the office of director and may act by himself or through his firm in a professional capacity to the Company, and in that case on such terms as to remuneration and otherwise as the board may decide either in addition to or instead of remuneration provided for by another article;

(iii) may be a director or other officer of, or employed by, or a party to a contract, transaction, arrangement or proposal with or otherwise interested in, a company promoted by the Company or in which the Company is otherwise interested or as regards which the Company has a power of appointment; and

(iv) is not liable to account to the Company for a profit, remuneration or other benefit realised by such contract, arrangement, transaction, proposal, office or employment and no such contract, arrangement, transaction or proposal is avoided on the grounds of any such interest or benefit.

(B) A director who, to his knowledge, is in any way (directly or indirectly) interested in a contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract, arrangement, transaction or proposal is first considered, if he knows his interest then exists or, in any other case, at the first meeting of the board after he knows that he is or has become interested. For the purposes of this article:

(i) a general notice given to the board by a director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in a contract, transaction, arrangement or proposal in which a specified person or class of persons is interested is a sufficient disclosure under this article in relation to that contract, transaction, arrangement or proposal; and

(ii) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge is not treated as his interest.

(C) A director may not vote on or be counted in the quorum in relation to a resolution of the board or of a committee of the board concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which he has an interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company), but this prohibition does not apply to a resolution concerning any of the following matters:

(i) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(ii) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

(iii) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) a contract, arrangement, transaction or proposal to which the Company is or is to be a party concerning another company (including a subsidiary undertaking of the Company) in which he is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a "**relevant company**"), if he does not to his knowledge hold an interest in shares (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of or the voting rights in the relevant company;

(v) a contract, arrangement, transaction or proposal for the benefit of the employees of the Company or any of its subsidiary undertakings (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; and

(vi) a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy under which he may benefit.

(D) A director may not vote on or be counted in the quorum in relation to a resolution of the board or committee of the board concerning his own appointment (including, without limitation, fixing or varying the terms of his appointment or its termination) as the holder of an office or place of profit with the Company or any company in which the Company is interested. Where proposals are under consideration concerning the appointment (including, without limitation, fixing or varying the terms of appointment or its termination) of two or more directors to offices or places of profit with the Company or a company in which the Company is interested, such proposals shall be divided and a separate resolution considered in relation to each director. In that case each of the directors concerned (if not otherwise debarred from voting under this article) is entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(E) If a question arises at a meeting as to the materiality of a director's interest (other than the interest of the chairman of the meeting) or as to the entitlement of a director (other than the chairman) to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be referred to the chairman and his ruling in relation to the director concerned is conclusive and binding on all concerned.

(F) If a question arises at a meeting as to the materiality of the interest of the chairman of the meeting or as to the entitlement of the chairman to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be decided by resolution of the directors or committee members present at the meeting (excluding the chairman) whose majority vote is conclusive and binding on all concerned.

(G) For the purposes of this article, the interest of a person who is for the purposes of the Acts connected with (within the meaning of section 346 of the Act) a director is treated

as the interest of the director and, in relation to an alternate director, the interest of his appointor is treated as the interest of the alternate director in addition to an interest which the alternate director otherwise has. This article applies to an alternate director as if he were a director otherwise appointed.

(H) Subject to the Acts, the Company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not properly authorised by reason of a contravention of this article.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

104. Board meetings

Subject to the articles, the board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit.

105. Notice of board meetings

A director may, and the secretary at the request of a director shall, summon a board meeting at any time. Notice of a board meeting is deemed to be duly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last-known address or another address given by him to the Company for that purpose. A director may waive the requirement that notice be given to him of a board meeting, either prospectively or retrospectively. A director absent or intending to be absent from the United Kingdom may request that notices of board meetings during his absence be sent in writing to him at an address given by him to the Company for that purpose. If no request is made (and/or if no such non-United Kingdom address is given) it is not necessary to give notice of a board meeting to a director who is absent from the United Kingdom.

106. Quorum

The quorum necessary for the transaction of business may be decided by the board and until otherwise decided is two directors present in person or by alternate director. A duly convened meeting of the board at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the board.

107. Chairman of board

The board may appoint one of its body as chairman to preside at every board meeting at which he is present and one or more deputy chairman or chairmen and decide the period for which he is or they are to hold office (and may at any time remove him or them from office). If no chairman or deputy chairman is elected, or if at a meeting neither the chairman nor a deputy chairman is present within five minutes of the time fixed for the start of the meeting, the directors and alternate directors (in the absence of their appointors) present shall choose one of their number to be chairman. If two or more deputy chairmen are present, the senior of them shall act as chairman, seniority

being determined by length of office since their last appointment or reappointment or deemed reappointment. As between two or more who have held office for an equal length of time, the deputy chairman to act as chairman shall be decided by those directors and alternate directors (in the absence of their appointors) present. A chairman or deputy chairman may hold executive office or employment with the Company.

108. **Voting**

Questions arising at a meeting of the board are determined by a majority of votes. In case of an equality of votes the chairman has a second or casting vote.

109. **Participation by telephone**

A director or his alternate director may participate in a meeting of the board or a committee of the board through the medium of conference telephone or similar form of communication equipment if all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting and is counted in a quorum and entitled to vote. Subject to the Acts, all business transacted in this way by the board or a committee of the board is for the purposes of the articles deemed to be validly and effectively transacted at a meeting of the board or a committee of the board although fewer than two directors or alternate directors are physically present at the same place. The meeting is deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

110. **Resolution in writing**

A resolution in writing executed by all directors for the time being entitled to receive notice of a board meeting and not being less than a quorum or by all members of a committee of the board is as valid and effective for all purposes as a resolution passed at a meeting of the board (or committee, as the case may be). The resolution in writing may consist of several documents in the same form each executed by one or more of the directors or members of the relevant committee. The resolution in writing need not be signed by an alternate director if it is signed by his appointor and a resolution signed by an alternate director need not be signed by his appointor.

111. **Proceedings of committees**

(A) Proceedings of any committee of the board consisting of two or more members shall be conducted in accordance with terms prescribed by the board (if any). Subject to those terms paragraph (B) of this and article, proceedings shall be conducted in accordance with applicable provisions of the articles regulating the proceedings of the board.

(B) Where the board resolves to delegate any of its powers, authorities and discretions to a committee and that resolution states that the committee shall consist of any one or more unnamed directors, it is not necessary to give notice of a meeting of that committee to directors other than the director or directors who form the committee.

112. **Minutes of proceedings**

(A) The board shall cause minutes to be made in books kept for the purpose of:

(i) all appointments of officers and committees made by the board and of any remuneration fixed by the board; and

(ii) the names of directors present at every meeting of the board, committees of the board, meetings of the Company or meetings of the holders of a class of shares or debentures, and all orders, resolutions and proceedings of such meetings.

(B) If purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting, minutes are receivable as prima facie evidence of the matters stated in them.

113. **Validity of proceedings of board or committee**

All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director, alternate director or member of a committee are, notwithstanding that it is afterwards discovered that there was a defect in the appointment of a person or persons acting, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, as valid as if every such person had been duly appointed, and was duly qualified and had continued to be a director, alternate director or member of a committee and entitled to vote.

SECRETARY AND AUTHENTICATION OF DOCUMENTS

114. **Secretary**

(A) Subject to the Acts, the board shall appoint a secretary or joint secretaries and may appoint one or more persons to be an assistant or deputy secretary on such terms and conditions (including, without limitation, remuneration) as it thinks fit. The board may remove a person appointed pursuant to this article from office and appoint another or others in his place.

(B) Any provision of the Acts or of the articles requiring or authorising a thing to be done by or to a director and the secretary is not satisfied by its being done by or to the same person acting both as director and as, or in the place of, the secretary.

115. **Authentication of documents**

A director or the secretary or another person appointed by the board for the purpose may authenticate documents affecting the constitution of the Company (including, without limitation, the memorandum of association and the articles) and resolutions passed by the Company or holders of a class of shares or the board or a committee of the board and books, records, documents and accounts relating to the business of the Company, and to certify copies or extracts as true copies or extracts.

SEALS

116. **Safe custody**

The board shall provide for the safe custody of every seal.

117. **Application of seals**

A seal may be used only by the authority of a resolution of the board or of a committee of the board. The board may decide who will sign an instrument to which a seal is affixed (or, in the case of a share certificate, on which the seal may be printed) either generally or in relation to a particular instrument or type of instrument. The board may also decide, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical means. Unless otherwise decided by the board:

(i) share certificates and certificates issued in respect of debentures or other securities (subject to the provisions of the relevant instrument) need not be signed or, if signed, a signature may be applied by mechanical or other means or may be printed; and

(ii) every other instrument to which a seal is affixed shall be signed by one director and by the secretary or a second director.

118. **Official seal for use abroad**

The Company may exercise the powers conferred by the Acts with regard to having an official seal for use abroad, and those powers shall be vested in the board.

DIVIDENDS AND OTHER PAYMENTS

119. **Declaration of dividends**

Subject to the Acts and the articles, the Company may by ordinary resolution declare a dividend to be paid to the members according to their respective rights and interests, but no dividend may exceed the amount recommended by the board.

120. **Interim dividends**

Subject to the Acts, the board may declare and pay such interim dividends (including, without limitation, a dividend payable at a fixed rate) as appear to it to be justified by the profits of the Company available for distribution. No interim dividend shall be declared or paid on shares which do not confer preferred rights with regard to dividend if at the time of declaration any dividend on shares which do confer a right to a preferred dividend is in arrear. If the board acts in good faith, it does not incur any liability to the holders of shares conferring preferred rights for a loss they may suffer by the lawful payment of an interim dividend on shares ranking after those with preferred rights.

121. **Entitlement to dividends**

(A) Except as otherwise provided by the rights attached to, or the terms of issue of shares:

(i) a dividend shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is declared and paid, but no amount paid up on a share in advance of a call may be treated for the purpose of this article as paid up on the share; and

(ii) dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

(B) Except as otherwise provided by the rights attached to shares, dividends may be declared or paid in any currency. The board may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

122. **Method of payment**

(A) The Company may pay any dividend, interest or other amount payable in respect of a share:

(i) in cash;

(ii) by cheque, warrant or money order made payable to or to the order of the person entitled to the payment (and may, at the Company's option, be crossed "account payee" where appropriate);

(iii) by a bank or other funds transfer system to an account designated in writing by the person entitled to the payment; or

(iv) by such other method as the person entitled to the payment may in writing direct.

(B) The Company may send a cheque, warrant or money order by post (i) in the case of a sole holder, to his registered address; (ii) in the case of joint holders, to the registered address of the person whose name stands first in the register, (iii) in the case of a person or persons entitled by transmission to a share, as if it were a notice given in accordance with article 138; or (iv) in any case, to a person and address that the person or persons entitled to the payment may in writing direct.

(C) Where a share is held jointly or two or more persons are jointly entitled by transmission to a share; (i) the Company may pay any dividend, interest or other amount payable in respect of that share to any one joint holder, or any one person entitled by transmission to the share and in either case that holder or person may give

an effective receipt for the payment; and (ii) for any of the purposes of this article 122, the Company may rely in relation to a share on the written direction or designation of any one joint holder of the share, or any one person entitled by transmission to the share.

(D) Every cheque, warrant or money order sent by post is sent at the risk of the person entitled to the payment. If payment is made by bank or other funds transfer, by means of a relevant system or by another method at the direction of the person entitled to payment, the Company is not responsible for amounts lost or delayed in the course of making that payment.

(E) Without prejudice to article 68, the board may withhold payment of a dividend (or part of a dividend) payable to a person entitled by transmission to a share until he has provided such evidence of his right as the board may reasonably require.

123. Dividends not to bear interest

No dividend or other amount payable by the Company in respect of a share bears interest as against the Company unless otherwise provided by the rights attached to the share.

124. Calls or debts may be deducted from dividends etc.

The board may deduct from a dividend or other amounts payable to a person in respect of a share amounts due from him to the Company on account of a call or otherwise in relation to a share.

125. Unclaimed dividends etc.

Any unclaimed dividend, interest or other amount payable by the Company in respect of a share may be invested or otherwise made use of by the board for the benefit of the Company until claimed. A dividend unclaimed for a period of 12 years from the date it was declared or became due for payment is forfeited and ceases to remain owing by the Company. The payment of an unclaimed dividend, interest or other amount payable by the Company in respect of a share into a separate account does not constitute the Company a trustee in respect of it.

126. Uncashed dividends

If, in respect of a dividend or other amount payable in respect of a share, on any one occasion:

(i) a cheque, warrant or money order is returned undelivered or left uncashed, or

(ii) a transfer made by a bank or other funds transfer system is not accepted,

and reasonable enquiries have failed to establish another address or account of the person entitled to the payment, the Company is not obliged to send or transfer a dividend or other amount payable in respect of that share to that person until he notifies

the Company of an address or account to be used for that purpose. If the cheque, warrant or money order is returned undelivered or left uncashed or transfer not accepted on two consecutive occasions, the Company may exercise this power without making any such enquiries.

127. **Payment of dividends in specie**

Without prejudice to article 68, the board may, with the prior authority of an ordinary resolution of the Company, direct that payment of a dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid-up shares or debentures of another company. Where a difficulty arises in connection with the distribution, the board may settle it as it thinks fit and in particular, without limitation, may: (i) issue fractional certificates (or ignore fractions), (ii) fix the value for distribution of the specific assets (or any part of them), (iii) decide that a cash payment be made to a member on the basis of the value so fixed, in order to secure equality of distribution, and (iv) vest assets in trustees on trust for the persons entitled to the dividend as seems expedient to the board.

128. **Payment of scrip dividends**

(A) Subject to the Acts, but without prejudice to article 68, the board may, with the prior authority of an ordinary resolution of the Company, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or ordinary shares in either case credited as fully paid (**"new shares"**) instead of cash in respect of all or part of a dividend or dividends specified by the resolution, subject to any exclusions, restrictions or other arrangements the board may in its absolute discretion deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements of a recognised regulatory body or a stock exchange in, any territory.

(B) Where a resolution under article 128(A) is to be proposed at a general meeting and the resolution relates in whole or in part to a dividend to be declared at that meeting, then the resolution declaring the dividend is deemed to take effect at the end of that meeting.

(C) A resolution under article 128(A) may relate to a particular dividend or to all or any dividends declared or paid within a specified period, but that period may not end later than the beginning of the fifth annual general meeting following the date of the meeting at which the resolution is passed.

(D) The board shall determine the basis of allotment of new shares so that, as nearly as may be considered convenient without involving rounding up of fractions, the value of the new shares (including a fractional entitlement) to be allotted (calculated by reference to the average quotation, or the nominal value of the new shares, if greater) equals (disregarding an associated tax credit) the amount of the dividend which would otherwise have been received by the holder (the **"relevant dividend"**). For this purpose the **"average quotation"** of each of the new shares is or shall be as determined by or in accordance with the resolution under article 128(A). A certificate or report by

the auditors as to the value of the new shares to be allotted in respect of any dividend shall be conclusive evidence of that amount.

(E) The board may make any provision it considers appropriate in relation to an allotment made or to be made pursuant to this article (whether before or after the passing of the resolution under article 128(A)), including, without limitation:

(i) the giving of notice to holders of the right of election offered to them;

(ii) the provision of forms of election (whether in respect of a particular dividend or dividends generally);

(iii) determination of the procedure for making and revoking elections;

(iv) the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective; and

(v) the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned).

(F) The dividend (or that part of the dividend in respect of which a right of election has been offered) is not declared or payable on shares in respect of which an election has been duly made (the "elected shares"); instead new shares are allotted to the holders of the elected shares on the basis of allotment calculated as in paragraph (D). For that purpose, the board may resolve to capitalise out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to the holders of the elected shares. A resolution of the board capitalising part of the reserves has the same effect as if the board had resolved to effect the capitalisation with the authority of an ordinary resolution of the Company pursuant to article 129. In relation to the capitalisation the board may exercise all the powers conferred on it by article 129 without an ordinary resolution of the Company.

(G) The new shares rank pari passu in all respects with each other and with the fully-paid shares of the same class in issue on the record date for the dividend in respect of which the right of election has been offered, but they will not rank for a dividend or other distribution or entitlement which has been declared or paid by reference to that record date.

129. Capitalisation of profits

Subject to the Acts, the board may, with the authority of an ordinary resolution of the Company:

(i) resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(ii) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amount of ordinary shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(a) paying up the amounts (if any) for the time being unpaid on shares held by them respectively, or

(b) paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(iii) make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the board may deal with the fractions as it thinks fit, including issuing fractional certificates, disregarding fractions or selling shares or debentures representing the fractions to a person for the best price reasonably obtainable and distributing the net proceeds of the sale in due proportion amongst the members (except that if the amount due to a member is less than £3, or such other sum as the board may decide, the sum may be retained for the benefit of the Company);

(iv) authorise a person to enter (on behalf of all the members concerned) an agreement with the Company providing for either:

(a) the allotment to the members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(b) the payment by the Company on behalf of the members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares,

an agreement made under the authority being effective and binding on all those members; and

(v) generally do all acts and things required to give effect to the resolution.

130. **Record dates**

Notwithstanding any other provision of the articles, but subject to the Acts and rights attached to shares, the Company or the board may fix any date as the record date for a dividend, distribution, allotment or issue. The record date may be on or at any time before or after a date on which the dividend, distribution, allotment or issue is declared, made or paid.

ACCOUNTS

131. **Keeping and inspection of accounts**

(A) The board shall ensure that accounting records are kept in accordance with the Acts.

(B) The accounting records shall be kept at the office or, subject to the Acts, at another place decided by the board and shall be available during business hours for the inspection of the directors and other officers. No member (other than a director or other officer) has the right to inspect an accounting record or other document except if that right is conferred by the Acts or he is authorised by the board or by an ordinary resolution of the Company.

132. **Accounts to be sent to members etc.**

(A) In respect of each financial year, a copy of the Company's annual accounts, directors' report and auditors' report on those accounts shall be sent by post or delivered to:

(i) every member (whether or not entitled to receive notices of general meetings),

(ii) every holder of debentures (whether or not entitled to receive notices of general meetings), and

(iii) every other person who is entitled to receive notices of general meetings,

not less than 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the Acts. This article does not require copies of the documents to which it applies to be sent or delivered to:

(a) a member or holder of debentures of whose address the Company is unaware, or

(b) more than one of the joint holders of shares or debentures.

(B) Where permitted by the Acts, a summary financial statement derived from the Company's annual accounts and the directors' report and auditors' report in the form and containing the information prescribed by the Acts may be sent or delivered to a person so electing in place of the documents required to be sent or delivered by article 132(A).

NOTICES

133. **Notices to be in writing or in electronic communication**

A notice to be given to or by a person pursuant to the articles (other than a notice convening a meeting of the board or a committee of the board) shall be in writing or in an electronic communication and sent or delivered to an address for the time being notified for that purpose to the person giving the notice.

134. **Service of notices and other documents on members**

(A) A notice or other document may be given to a member by the Company:

(i) personally; or

(ii) by sending it by post in a pre-paid envelope addressed to the member at his registered address;

(iii) or by leaving it at that address (or at another address notified for the purpose) in an envelope addressed to the member; or

(iv) by giving it by electronic communication to an address for the time being notified to the Company by the member for that purpose; or

(v) by any other means authorised in writing by the member concerned.

(B) A notice of general meeting may, instead of being sent to the member in any of the ways specified in paragraph (A) above, be given to a member by the Company by publishing the notice on a web site, provided that the following conditions are met:

(i) the member and the Company have agreed that notices of general meetings may be accessed by the member on a web site instead of being sent to the member in one of the ways specified in paragraph (A) above; and

(ii) the member is given a notification, in the manner agreed for the time being between the member and the Company, containing the following information:

(a) the fact that the notice has been published on the web site;

(b) the address of the web site;

(c) the place on the web site where the notice may be accessed and how it may be accessed;

(d) a statement that it concerns a notice of general meeting served in accordance with the Act;

(e) the place, date and time of the general meeting; and

(f) whether the general meeting is to be an annual or extraordinary general meeting.

(C) A notice given under this paragraph (B) is deemed to be given at the time of the notification under sub-paragraph (B)(ii).

(D) In the case of joint holders of a share, a notice or other document shall be given to whichever of them is named first in the register in respect of the joint holding and notice given in this way is sufficient notice to all joint holders.

(E) If a member (or, in the case of joint holders, the person first named in the register) has a registered address outside the United Kingdom but has notified the Company of an address in the United Kingdom at which notices or other documents may be given to him, he is entitled to have notices given to him at that address, but otherwise no such member or person is entitled to receive a notice or other document from the Company.

135. **Notice by advertisement**

If by reason of the suspension or curtailment of postal services in the United Kingdom the Company is unable effectively to convene a general meeting by notices sent by post to those members who have not notified an address for electronic communications pursuant to article 134(A)(iv), the board may, in its absolute discretion and as an alternative to any other method of service permitted by the articles, resolve to convene a general meeting by a notice advertised in at least one United Kingdom national newspaper. In this case the Company shall send confirmatory copies of the notice by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

136. **Evidence of service**

(A) A notice or other document addressed to a member at his registered address or address for service in the United Kingdom is, if sent by post, deemed to be given within 24 hours if pre-paid as first class post and within 48 hours if pre-paid as second class post after it has been posted, and in proving service it is sufficient to prove that the envelope containing the notice or document was properly addressed, pre-paid and posted.

(B) Proof that a notice contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given.

(C) A notice contained in an electronic communication sent in accordance with the articles other than a notice given under article 134(B) (to which the provisions of that article apply) is deemed to be given at the expiration of 48 hours after the time it was sent.

(D) A notice or document not sent by post but left at a registered address or address for service in the United Kingdom is deemed to be given on the day it is left.

(E) Where notice is given by newspaper advertisement, the notice is deemed to be given to all members and other persons entitled to receive it at noon on the day when the advertisement appears or, where notice is given by more than one advertisement and

the advertisements appear on different days, at noon on the last of the days when the advertisements appear.

(F) A notice or other document served or delivered by the Company by any other means authorised in writing by the member concerned is deemed to be served when the Company has taken the action it has been authorised to take for that purpose.

(G) A member present in person or by proxy at a meeting or of the holders of a class of shares is deemed to have received due notice of the meeting and, where required, of the purposes for which it was called.

137. **Notice binding on transferees etc.**

A person who becomes entitled to a share by transmission, transfer or otherwise is bound by a notice in respect of that share (other than a notice served by the Company under section 212 of the Act) which, before his name is entered in the register, has been properly served on a person from whom he derives his title.

138. **Notice in case of entitlement by transmission**

Where a person is entitled by transmission to a share, the Company may give a notice or other document to that person as if he were the holder of a share by addressing it to him by name or by the title of representative of the deceased or trustee of the bankrupt member (or by similar designation) at an address in the United Kingdom supplied for that purpose by the person claiming to be entitled by transmission. Until an address has been supplied, a notice or other document may be given in any manner in which it might have been given if the death or bankruptcy or other event had not occurred. The giving of notice in accordance with this article is sufficient notice to any other person interested in the share.

MISCELLANEOUS

139. **Destruction of documents**

(A) The Company may destroy:

(i) a share certificate which has been cancelled at any time after one year from the date of cancellation;

(ii) a mandate for the payment of dividends or other amounts or a variation or cancellation of a mandate or a notification of change of name or address at any time after two years from the date the mandate, variation, cancellation or notification was recorded by the Company;

(iii) an instrument of transfer of shares (including a document constituting the renunciation of an allotment of shares) which has been registered at any time after six years from the date of registration; and

(iv) any other document on the basis of which any entry in the register is made at any time after six years from the date an entry in the register was first made in respect of it.

(B) It is presumed conclusively in favour of the Company that every share certificate destroyed was a valid certificate validly cancelled, that every instrument of transfer destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed was a valid and effective document in accordance with the recorded particulars in the books or records of the Company, but:

(i) the provisions of this article apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of the document is relevant to a claim;

(ii) nothing contained in this article imposes on the Company liability in respect of the destruction of a document earlier than provided for in this article or in any case where the conditions of this article are not fulfilled; and

(iii) references in this article to the destruction of a document include reference to its disposal in any manner.

140. **Winding up**

On a voluntary winding up of the company the liquidator may, on obtaining any sanction required by law, divide among the members in kind the whole or any part of the assets of the company, whether or not the assets consist of property of one kind or of different kinds, and vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he, with the like sanction, shall determine. For this purpose the liquidator may set the value he deems fair on a class or classes of property, and may determine on the basis of that valuation and in accordance with the then existing rights of members how the division is to be carried out between members or classes of members. The liquidator may not, however, distribute to a member without his consent an asset to which there is attached a liability or potential liability for the owner.

141. **Indemnity of officers and power to purchase insurance**

(A) Subject to the Acts, but without prejudice to an indemnity to which he may otherwise be entitled, every person who is or was a director, alternate director or secretary of the Company shall be and shall be kept indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him in the proper execution of his duties or the proper exercise of his powers, authorities and discretions including without limitation, a liability incurred:

(i) defending proceedings (whether civil or criminal) in which judgment is given in his favour or in which he is acquitted, or which are otherwise disposed of without a finding or admission of material breach of duty on his part, or

(ii) in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

(B) Subject to the Acts, the board may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is or was:

(i) a director, alternate director, secretary or auditor of the Company or of a company which is or was a subsidiary undertaking of the Company or in which the Company has or had an interest (whether direct or indirect); or

(ii) trustee of a retirement benefits scheme or other trust in which a person referred to in article 141(B)(i) is or has been interested,

indemnifying him against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company.

NAMES AND ADDRESSES OF SUBSCRIBERS

Janet Elvidge
For and on behalf of
Clifford Chance Nominees Limited
200 Aldersgate Street
London EC1A 4JJ

Remi Ladega
For and on behalf of
Clifford Chance Secretaries Limited
200 Aldersgate Street
London EC1A 4JJ

DATED this 17 day of July 2003.

WITNESS to the above signatures:

DENISE WEST
200 Aldersgate Street
London EC1A 4JJ

1.2 CERTIFICATE OF INCORPORATION ON CHANGE OF NAME AND CHANGE OF NAME DOCUMENTS

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 4841085

The Registrar of Companies for England and Wales hereby certifies that

CARDBROOK PLC

having by special resolution changed its name, is now incorporated under the name of

ASTRO ALL ASIA NETWORKS PLC

Given at Companies House, London, the 23rd July 2003

C04841085M

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House
— for the record —

CH A/c

Company No. 4841085

THE COMPANIES ACTS 1985 AND 1989

PUBLIC LIMITED COMPANY

SPECIAL RESOLUTION

of

CARDBROOK PLC

At an extraordinary general meeting of the Company held at 200 Aldersgate Street, London EC1A 4JJ on 23 July 2003 the following resolution was passed as a special resolution.

SPECIAL RESOLUTION

THAT the Company's name be changed to ASTRO ALL ASIA NETWORKS PLC

CHAIRMAN

4361085

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

ASTRO ALL ASIA NETWORKS PLC

E09 COMPANIES HOUSE 0059 23/07/03

1. The Company's name is "ASTRO ALL ASIA NETWORKS PLC"[1]

2. The Company is to be a public company.

3. The Company's registered office is to be situated in England and Wales.

4. The Company's objects are:

(A) (i) To carry on business as manufacturers, builders and suppliers of and dealers in goods of all kinds, and as mechanical, general, electrical, marine, radio, electronic, aeronautical, chemical, petroleum, gas, civil and constructional engineers, and manufacturers, importers and exporters of, dealers in machinery, plant and equipment of all descriptions and component parts thereof, forgings, castings, tools, implements, apparatus and all other articles and things.

(ii) To act as an investment holding company and to co-ordinate the business of any companies in which the Company is for the time being interested, and to acquire (whether by original subscription, tender, purchase exchange or otherwise) the whole of or any part of the stock, shares, debentures, debenture stocks, bonds and other securities issued or guaranteed by a body corporate constituted or carrying on business in any part of the world or by an government sovereign ruler, commissioners, public body or authority and to hold the same as investments, and to sell, exchange, carry and dispose of the same.

(iii) To carry on the businesses in any part of the world as importers, exporters, buyers, sellers, distributors and dealers and to win, process and work produce of all kinds.

[1] The Company was incorporated on 22 July 2003 under the name of CARDBROOK PLC since when it changed its name by special resolution on 23 July 2003 to ASTRO ALL ASIA NETWORKS PLC.

(B) To carry on the following businesses, namely, contractors, garage proprietors, filling station proprietors, owners and charterers of road vehicles, aircraft and ships and boats of every description, lightermen and carriers of goods and passengers by road, rail, water or air, forwarding transport and commission agents, customs agents, stevedores, wharfingers, cargo superintendents, packers, warehouse storekeepers, cold store keepers, hotel proprietors, caterers, publicans, consultants, advisers, financiers, bankers, advertising agents, insurance brokers, travel agents, ticket agents and agency business of all kinds and generally to provide entertainment for and render services of all kinds to others and to carry on any other trade or business which can in the opinion of the directors be advantageously carried on by the Company in connection with or ancillary to any of the businesses of the Company.

(C) To buy, sell, manufacture, repair, alter, improve, manipulate, prepare for market, let on hire, and generally deal in all kinds of plant, machinery, apparatus, tools, utensils, materials, produce, substances, articles and things for the purpose of any of the businesses specified in clause 4, or which may be required by persons having, or about to have, dealings with the Company.

(D) To build, construct, maintain, alter, enlarge, pull down, remove and replace any buildings, shops, factories, offices, works, machinery and engines, and to work, manage and control these things.

(E) To enter into contracts, agreements and arrangements with any person for the carrying out by that person on behalf of the Company of any object for which the Company is formed.

(F) To acquire, undertake and carry on the whole or any part of the business, property and liabilities of any person carrying on any business which may in the opinion of the directors be capable of being conveniently carried on, or calculated directly or indirectly to enhance the value of or make profitable any of the Company's property or rights, or any property suitable for the purposes of the Company.

(G) To enter into any arrangement with a government or authority, whether national, international, supreme, municipal, local or otherwise, that may in the opinion of the directors be conducive to any object of the Company, and to obtain from that government or authority any right, privilege or concession which in the opinion of the directors is desirable, and to carry out, exercise and comply with that arrangement, right, privilege or concession.

(H) To apply for, purchase and by other means acquire, protect, prolong and renew any patent, patent right, brevet d'invention, licence, secret process, invention, trade mark, service mark, copyright, registered design, protection, concession and right of the same or similar effect or nature, and to use, turn to account, manufacture under and grant licences and privileges in respect of those things, and to spend money in experimenting with, testing, researching, improving and seeking to improve any of those things.

(I) To acquire an interest in, amalgamate with and enter into partnership or any arrangement for the sharing of profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person, or with any employees of the Company. To lend money to, guarantee the contracts of, and otherwise assist that person or those employees, and to take and otherwise acquire an interest in that person's shares or other securities and to sell, hold, re-issue, with or without guarantee, and otherwise deal with those shares or other securities.

(J) To lend money to, subsidise and assist any person, to act as agents for the collection, receipt and payment of money and generally to act as agents and brokers for and perform services for any person, and to undertake and perform sub-contracts.

(K) To enter into any guarantee or contract of indemnity or suretyship, and to provide security, including, without limitation, the guarantee and provision of security for the performance of the obligations of or the payment of any money (including, without limitation, capital, principal, premiums, dividends, interest, commissions, charges, discount and any related costs or expenses whether on shares or other securities) by any person including, without limitation, any body corporate which is for the time being the Company's holding company, the Company's subsidiary, a subsidiary of the Company's holding company or any person which is for the time being a member or otherwise has an interest in the Company or is associated with the Company in any business or venture, with or without the Company receiving any consideration or advantage (whether direct or indirect), and whether by personal covenant or mortgage, charge or lien over all or part of the Company's undertaking, property, assets or uncalled capital (present and future) or by other means. For the purposes of paragraph (K) "guarantee" includes any obligation, however described, to pay, satisfy, provide funds for the payment or satisfaction of (including, without limitation, by advance of money, purchase of or subscription for shares or other securities and purchase of assets or services), indemnify against the consequences of default in the payment of, or otherwise be responsible for, any indebtedness of any other person.

(L) To promote, finance and assist any person for the purpose of acquiring all or any of the property, rights and undertaking or assuming the liabilities of the Company, or for any other purpose which may in the opinion of the directors directly or indirectly benefit the Company, and in that connection to place, guarantee the placing of, underwrite, subscribe for and otherwise acquire all or any part of the shares or other securities of a body corporate.

(M) To pay out of the funds of the Company all or any expenses which the Company may lawfully pay of or incidental to the formation, registration, promotion and advertising of and raising money for the Company and the issue of its shares or other securities, including, without limitation, those incurred in connection with the advertising and offering of its shares or other securities for sale or subscription, brokerage and commissions for obtaining applications for and taking, placing, underwriting or procuring the underwriting of its shares or other securities.

(N) To remunerate any person for services rendered or to be rendered to the Company, including, without limitation, by cash payment or by the allotment of shares or other securities of the Company, credited as paid up in full or in part.

(O) To purchase, take on lease, exchange, hire and otherwise acquire any real or personal property and any right or privilege over or in respect of it.

(P) To receive money on deposit on any terms the directors think fit.

(Q) To invest and deal with the Company's money and funds in any way the directors think fit.

(R) To lend money and give credit with or without security.

(S) To borrow, raise and secure the payment of money in any way the directors think fit, including, without limitation, by the issue of debentures and other securities, perpetual or otherwise, charged on all or any of the Company's property (present and future) or its uncalled capital, and to purchase, redeem and pay off those securities.

(T) To remunerate any person for services rendered or to be rendered in placing, assisting and guaranteeing the placing and procuring the underwriting of any share or other security of the Company or of any person in which the Company may be interested or proposes to be interested, or in connection with the conduct of the business of the Company, including, without limitation, by cash payment or by the allotment of shares or other securities of the Company, credited as paid up in full or in part.

(U) To acquire, hold, dispose of, subscribe for, issue, underwrite, place, manage assets belonging to others which include, advise on, enter into contracts or transactions in relation to or involving and in any other way deal with or arrange dealings with or perform any service or function in relation to (as applicable): shares, stocks, debentures, loans, bonds, certificates of deposit and other instruments creating or acknowledging indebtedness, government, public or other securities, warrants, certificates representing securities or other obligations, units in collective investment schemes, options, futures, spot or forward contracts, contracts for differences or other investments or obligations, currencies, interest rates, precious metals or other commodities, any index (whether related in any way to any of the foregoing or otherwise), any right to, any right conferred by or any interest or any obligation in relation to any of the foregoing and any financial instrument or product deriving from or in any other way relating to any of the foregoing or of any nature whatsoever, and any transaction which may seem to be convenient for hedging the risks associated with any of the foregoing.

(V) To co-ordinate, finance and manage the business and operation of any person in which the Company has an interest.

(W) To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(X) To sell, lease, exchange, let on hire and dispose of any real or personal property and the whole or part of the undertaking of the Company, for such consideration as the directors think fit, including, without limitation, for shares, debentures or other securities, whether fully or partly paid up, of any person, whether or not having objects (altogether or in part) similar to those of the Company. To hold any shares, debentures and other securities so acquired, and to improve, manage, develop, sell, exchange, lease, mortgage, dispose of, grant options over, turn to account or otherwise deal with all or any part of the property or rights of the Company.

(Y) To adopt any means of publicising and making known the businesses, services and products of the Company as the directors think fit, including, without limitation, advertisement, publication and distribution of notices, circulars, books and periodicals, purchase and exhibition of works of art and interest and granting and making of prizes, rewards and donations.

(Z) To support, subscribe to and contribute to any charitable or public object and any institution, society and club which may be for the benefit of the Company or persons who are or were directors, officers or employees of the Company, its predecessor in business, any subsidiary of the Company or any person allied to or associated with the Company, or which may be connected with any town or place where the Company carries on business. To subsidise and assist any association of employers or employees and any trade association. To grant pensions, gratuities, annuities and charitable aid and to provide advantages, facilities and services to any person (including any director or former director) who may have been employed by or provided services to the Company, its predecessor in business, any subsidiary of the Company or any person allied to or associated with the Company and to the spouses, children, dependants and relatives of those persons and to make advance provision for the payment of those pensions, gratuities and annuities by establishing or acceding to any trust, scheme or arrangement (whether or not capable of approval by the Commissioners of Inland Revenue under any relevant legislation) the directors think fit, to appoint trustees and to act as trustee of any trust, scheme or arrangement, and to make payments towards insurance for the benefit of those persons and their spouses, children, dependants and relatives.

(AA) To establish and contribute to any scheme for the purchase or subscription by trustees of shares or other securities of the Company to be held for the benefit of the employees of the Company, any subsidiary of the Company or any person allied to or associated with the Company, to lend money to those employees or to trustees on their behalf to enable them to purchase or subscribe for shares or other securities of the Company and to formulate and carry into effect any scheme for sharing the profits of the Company with employees.

(BB) To apply for, promote and obtain any Act of Parliament and any order or licence of any government department or authority (including, without limitation, the Department of Trade and Industry) to enable the Company to carry any of its objects into effect, to effect any modification of the Company's constitution and for any other purpose which

the directors think fit, and to oppose any proceeding or application which may in the opinion of the directors directly or indirectly prejudice the Company's interests.

(CC) To establish, grant and take up agencies, and to do all other things the directors may deem conducive to the carrying on of the Company's business as principal or agent, and to remunerate any person in connection with the establishment or granting of an agency on the terms and conditions the directors think fit.

(DD) To distribute among the shareholders in specie any of the Company's property and any proceeds of sale or disposal of any of the Company's property and for that purpose to distinguish and separate capital from profits, but no distribution amounting to a reduction of capital may be made without any sanction required by law.

(EE) To purchase and maintain insurance for the benefit of any person who is or was an officer or employee of the Company, a subsidiary of the Company or a company in which the Company has or had an interest (whether direct or indirect) or who is or was trustee of any retirement benefits scheme or any other trust in which any officer or employee or former officer or employee is or has been interested, indemnifying that person against liability for negligence, default, breach of duty or breach of trust or any other liability which may lawfully be insured against.

(FF) To amalgamate with any other person and to procure the Company to be registered or recognised in any part of the world.

(GG) To do all or any of the things provided in any paragraph of clause 4:

(i) in any part of the world;

(ii) as principal, agent, contractor, trustee or otherwise;

(iii) by or through trustees, agents, subcontractors or otherwise; and

(iv) alone or with another person or persons.

(HH) To do all things that are in the opinion of the directors incidental or conducive to the attainment of all or any of the Company's objects, or the exercise of all or any of its powers.

(II) The objects specified in each paragraph of clause 4 shall, except where otherwise provided in that paragraph, be regarded as independent objects, and are not limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company. None of the paragraphs of clause 4 or the objects or powers specified or conferred in or by them is deemed subsidiary or ancillary to the objects or powers mentioned in any other paragraph. The Company has as full a power to exercise all or any of the objects and powers provided in each paragraph as if each paragraph contained the objects of a separate company.

(JJ) In clause 4, a reference to:

(i) a "person" includes a reference to a body corporate, association or partnership whether domiciled in the United Kingdom or elsewhere and whether incorporated or unincorporated;

(ii) the "Act" is, unless the context otherwise requires, a reference to the Companies Act 1985, as modified or re-enacted or both from time to time; and

(iii) a "subsidiary" or "holding company" is to be construed in accordance with section 736 of the Act.

5. The liability of the members is limited.

6. The Company's share capital is £50,000 divided into 50,000 ordinary shares of £1.00 each.

WE, the subscribers to this memorandum of association wish to be formed into a company pursuant to this memorandum and we agree to take the number of shares in the capital of the company shown opposite our respective names.

NAMES AND ADDRESSES OF SUBSCRIBERS	Number of shares taken by each subscriber
Janet Elvidge For and on behalf of Clifford Chance Nominees Limited 200 Aldersgate Street London EC1A 4JJ	ONE
Remi Ladega For and on behalf of Clifford Chance Secretaries Limited 200 Aldersgate Street London EC1A 4JJ	ONE

DATED the 17 day of July 2003.

WITNESS to the above signatures:

DENISE WEST
200 Aldersgate Street
London EC1A 4JJ

CONTENTS

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

(Adopted by special resolution passed on 23 July 2003)

OF

ASTRO ALL ASIA NETWORKS PLC[2]

PRELIMINARY

1. **Interpretation**

(A) In these articles:

"**Act**" means the Companies Act 1985;

"**Acts**" means the Act and all statutes and subordinate legislation made thereunder for the time being in force concerning companies and affecting the Company;

"**articles**" means these articles of association as altered from time to time;

"**auditors**" means the auditors from time to time of the Company;

"**board**" means the board of directors from time to time of the Company or the directors present at a duly convened meeting of the directors at which a quorum is present;

"**business day**" means a day (not being a Saturday or Sunday) on which clearing banks are open for business in London;

"**clear days**" means, in relation to a period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"**communication**" has the same meaning as in the Electronic Communications Act 2000;

[2] The Company was incorporated on 22 July 2003 under the name of CARDBROOK PLC since when it has changed its name by special resolution on 23 July 2003 to ASTRO ALL ASIA NETWORKS PLC.

"**company**" includes any body corporate (not being a corporation sole) or association of persons, whether or not a company within the meaning of the Act;

"**director**" means a director of the Company;

"**electronic communications**" has the same meaning as in the Electronic Communications Act 2000;

"**entitled by transmission**" means, in relation to a share, entitled as a consequence of the death or bankruptcy of a member or of another event giving rise to a transmission of entitlement by operation of law;

"**executed**" includes, in relation to a document, execution under hand or under seal or by any other method permitted by law;

"**holder**" means, in relation to a share, the member whose name is entered in the register as the holder of that share;

"**member**" means a member of the Company;

"**office**" means the registered office of the Company;

"**paid**", "**paid up**" and "**paid-up**" mean paid or credited as paid;

"**register**" means the register of members of the Company kept pursuant to section 352 of the Act and, where the context requires, any register maintained by the Company of persons holding any renounceable right of allotment of a share;

"**seal**" means the common seal of the Company or any joint, official or securities seal that the Company may have or may be permitted to have under the Acts; and

"**secretary**" means the secretary of the Company and includes any joint, assistant or deputy secretary and a person appointed by the board to perform the duties of the secretary.

(B) Words and expressions to which a particular meaning is given by the Companies Act in force when these articles (or any part of them) are adopted have the same meaning in these articles, except where the word or expression is otherwise defined in paragraph (A).

(C) Where an ordinary resolution of the Company is expressed to be required for any purpose, a special or extraordinary resolution is also effective for that purpose, and where an extraordinary resolution is expressed to be required for any purpose, a special resolution is also effective for that purpose.

(D) References to a "**meeting**" shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

(E) The headings in the articles do not affect the interpretation of the articles.

(F) References to a "**debenture**" include debenture stock.

(G) References to any statutory provision or statute include all amendments thereto and all subordinate legislation made thereunder. This article does not affect the interpretation of article 1(B).

2. **Table A not to apply**

No regulations contained in any statute or subordinate legislation, including the regulations contained in Table A in the schedule to the Companies (Tables A to F) Regulations 1985 (as amended), apply to the Company.

SHARE CAPITAL

3. **Authorised capital**

The authorised share capital of the Company at the date of adoption of these articles is £50,000 divided into 50,000 ordinary shares of £1.00 each.

4. **Allotment**

(A) Subject to the Acts and relevant authority given by the Company in general meeting, the board has general and unconditional authority to allot, grant options over, or otherwise dispose of the unissued shares of the Company, or rights to subscribe for or convert any security into shares, to such persons, at such times and on such terms as the board may decide except that no share may be issued at a discount.

(B) The board has general and unconditional authority, pursuant to section 80 of the Act, to exercise all powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount for (as the case may be) the first period and thereafter, each subsequent section 80 period.

(C) The board has general power, pursuant to section 95 of the Act, to allot equity securities wholly for cash pursuant to the general authority conferred by paragraph (B), as if section 89(1) of the Act does not apply to that allotment for (as the case may be) the first period and thereafter, each subsequent section 89 period. This power is limited to:

(i) allotments of equity securities in connection with a rights issue in favour of holders of ordinary shares made in proportion (as nearly as may be) to their respective existing holdings of ordinary shares but subject to the board having a right to make such exclusions or other arrangements in connection with that offering as it deems necessary or expedient:

(a) to deal with equity securities representing fractional entitlements; and

(b) to deal with legal or practical problems arising in any territory or by virtue of shares being represented by depository receipts, the requirements of any regulatory body or stock exchange in any territory, or any other matter whatsoever; and

(ii) allotments other than pursuant to paragraph (i) up to an aggregate nominal amount equal to the section 89 amount.

(D) By the authority and power conferred by paragraphs (B) and (C), the board may, during a period which is a first period, a subsequent section 80 period or a subsequent section 89 period, make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such period expires and the board may allot securities in pursuance of that offer or agreement as if such authority and power had not expired.

(E) In this article 4:

(i) **"first period"** means the period commencing on the date of adoption of these articles and expiring on the date on which a resolution to renew the authority conferred by paragraph (B) or the power conferred by paragraph (C) (as the case may be) is passed or the fifth anniversary of the date of adoption of these articles, whichever is the earlier;

(ii) **"subsequent section 80 period"** means any period starting on or after the expiry of the first period (and not exceeding five years on any occasion) for which the authority conferred by paragraph (B) is renewed by ordinary or special resolution stating the section 80 amount;

(iii) **"subsequent section 89 period"** means any period starting on or after the expiry of the first period (and not exceeding five years on any occasion) for which the power conferred by paragraph (C) is renewed by special resolution stating the section 89 amount;

(iv) **"section 80 amount"** means, for the first period, £50,000 and, for a subsequent section 80 period, the amount stated in the relevant ordinary or special resolution or, in either case, another amount fixed by resolution of the Company;

(v) **"section 89 amount"** means, for the first period, £50,000 and, for a subsequent section 89 period, the amount stated in the relevant special resolution or, in either case, another amount fixed by resolution of the Company;

(vi) the nominal amount of securities is, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of shares which may be allotted pursuant to those rights.

(F) The board may at any time after the allotment of a share but before a person has been entered in the register as the holder of the share recognise a renunciation of the share by the allottee in favour of another person and may grant to an allottee a right to effect a renunciation on such terms and conditions the board thinks fit.

5. **Power to attach rights**

Subject to the Acts and to the rights attached to existing shares, new shares may be issued with, or have attached to them, such rights or restrictions as either the Company may by ordinary resolution decide, or, if no such resolution is passed or so far as any pertinent resolution does not make specific provision, as the board may decide.

6. **Redeemable shares**

Subject to the Acts and to the rights attached to existing shares, shares may be issued on terms that they are to be redeemed or, at the option of the Company or the holder, are liable to be redeemed.

7. **Variation of rights**

(A) Subject to the Acts, the rights attached to a class of shares may be varied or abrogated (whether or not the Company is being wound up) either with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class validly held in accordance with article 67 and other relevant provisions of the articles.

(B) The rights attached to a class of shares are not, unless otherwise expressly provided for in the rights attaching to those shares, deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or by the purchase or redemption by the Company of its own shares in accordance with the Acts and article 38.

8. **Commission**

The Company may exercise all the powers conferred or permitted by the Acts of paying commission or brokerage. The Company may also on any issue of shares pay such brokerage as may be lawful.

9. **Trusts not recognised**

Except as ordered by a court of competent jurisdiction or as required by law, the Company shall not recognise a person as holding a share on trust and shall not be bound by or otherwise compelled to recognise (even if it has notice of it) any interest in any share other than an absolute right in the holder to the whole of the share.

SHARE CERTIFICATES

10. **Right to certificate**

(A) A person (except a person to whom the Company is not required by law to issue a certificate) whose name is entered in the register as a holder of a share is entitled, without charge, to receive within two months of allotment or lodgement with the Company of a transfer to him of those shares (or within any other period as the terms

of issue of the shares provide) one certificate for all the shares of a class registered in his name or, in the case of shares of more than one class being registered in his name, to a separate certificate for each class of shares.

(B) Where a member transfers part of his shares comprised in a certificate he is entitled, without charge, to one certificate for the balance of shares retained by him.

(C) The Company is not bound to issue more than one certificate for shares held jointly by two or more persons and delivery of a certificate to one joint holder is sufficient delivery to all joint holders.

(D) A certificate shall specify the number and class and the distinguishing numbers (if any) of the shares in respect of which it is issued and the amount paid up on the shares. It shall be issued under a seal, which may be affixed to or printed on it, or in such other manner as the board may approve, having regard to the terms of allotment or issue of the shares.

11. **Replacement certificates**

(A) Where a member holds two or more certificates for shares of one class, the board may at his request, on surrender of the original certificates and without charge, cancel the certificates and issue a single replacement certificate for shares of that class.

(B) At the request of a member, the board may cancel a certificate and issue two or more in its place (representing shares in such proportions as the member may specify), on surrender of the original certificate and on payment of such reasonable sum as the board may decide.

(C) Where a certificate is worn out or defaced the board may require the certificate to be delivered to it before issuing a replacement and cancelling the original. If a certificate is lost or destroyed, the board may cancel it and issue a replacement certificate on such terms as to provision of evidence and indemnity and to payment of any exceptional out-of-pocket expenses incurred by the Company in the investigation of that evidence and the preparation of that indemnity as the board may decide.

LIEN

12. **Company's lien on shares not fully paid**

(A) The Company has a first and paramount lien on all partly paid shares for an amount payable in respect of the share, whether the due date for payment has arrived or not. The lien applies to all dividends from time to time declared or other amounts payable in respect of the share.

(B) The board may either generally or in a particular case declare a share to be wholly or partly exempt from the provisions of this article. Unless otherwise agreed with the transferee, the registration of a transfer of a share operates as a waiver of the Company's lien (if any) on that share.

13. **Enforcement of lien by sale**

(A) For the purpose of enforcing the lien referred to in article 12, the board may sell shares subject to the lien in such manner as it may decide provided that:

(i) the due date for payment of the relevant amounts has arrived; and

(ii) the board has served a written notice on the member concerned (or on any person who is entitled to the shares by transmission or by operation of law) stating the amounts due, demanding payment thereof and giving notice that if payment has not been made within 14 clear days after the service of the notice that the Company intends to sell the shares.

(B) To give effect to a sale, the board may authorise a person to transfer the shares in the name and on behalf of the holder (or any person who is automatically entitled to the shares by transmission or by law), or to cause the transfer of such shares, to the purchaser or his nominee. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity in or invalidity of the proceedings connected with the sale.

14. **Application of proceeds of sale**

The net proceeds of a sale effected under article 13, after payment of the Company's costs of the sale, shall be applied in or towards satisfaction of the amount in respect of which the lien exists. Any residue shall (on surrender to the Company for cancellation of any certificate for the shares sold, or the provision of an indemnity as to any lost or destroyed certificate required by the board and subject to a like lien for amounts not presently payable as existed on the shares before the sale) be paid to the member (or person entitled to the shares) immediately before the sale.

CALLS ON SHARES

15. **Calls**

The board may make calls on members in respect of amounts unpaid on the shares held by them respectively (whether in respect of the nominal value or a premium) and not by the terms of issue thereof, made payable on a fixed date. Each member shall (on receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company at the time and place specified, the amount called as required by the notice. A call may be made payable by instalments and may, at any time before receipt by the Company of an amount due, be revoked or postponed in whole or in part as the board may decide. A call is deemed made at the time when the resolution of the board authorising it is passed. A person on whom a call is made remains liable to pay the amount called despite the subsequent transfer of the share in respect of which the call is made. The joint holders of a share are jointly and severally liable for payment of a call in respect of that share.

16. **Power to differentiate**

The board may make arrangements on the allotment or, subject to the terms of the allotment, on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of a call on their shares.

17. **Interest on calls**

If the whole of the amount called is not paid on or before the date fixed for payment, the person from whom it is payable shall pay interest on the unpaid amount. The interest will run from the day the unpaid amount is due until the day it has been paid. The interest rate may be fixed by the terms of allotment or issue of the share or, if no rate is fixed, at such rate (not exceeding 20 per cent. per annum) as the board may decide. The board may waive payment of the interest in whole or in part.

18. **Payment in advance**

The board may, if it thinks fit, receive from a member all or part of the amounts uncalled and unpaid on shares held by him. A payment in advance of calls extinguishes to the extent of the payment the liability of the member on the shares in respect of which it is made. The Company may pay interest on the amount paid in advance, or on so much of it as from time to time exceeds the amount called on the shares in respect of which the payment in advance has been made, at such rate (not exceeding 20 per cent. per annum) as the board may decide.

19. **Amounts due on allotment or issue treated as calls**

An amount (whether in respect of nominal value or a premium) which by the terms of issue of a share becomes payable on allotment or issue or on a fixed date shall be deemed to be a call. In case of non-payment, the provisions of these articles as to payment of interest, forfeiture or otherwise apply as if that amount has become payable by virtue of a call.

FORFEITURE

20. **Notice if call not paid**

If a member fails to pay the whole of a call or an instalment of a call by the date fixed for payment, the board may serve notice on the member or on a person entitled automatically by law to the share in respect of which the call was made demanding payment of the unpaid amount on a date not less than 14 clear days from the date of the notice, together with any interest that may have accrued on it and all costs, charges and expenses incurred by the Company by reason of the non-payment. The notice shall state:

(i) the place where payment is to be made; and

(ii) that if the notice is not complied with the share in respect of which the call was made will be liable to be forfeited.

21. **Forfeiture for non-compliance**

If the notice referred to in article 20 is not complied with, a share in respect of which it is given may, at any time before the payment required by the notice (including interest, costs, charges and expenses) has been made, be forfeited by a resolution of the board. All dividends declared or other amounts due in respect of the forfeited share and not paid before the forfeiture shall also be forfeited.

22. **Notice after forfeiture**

When a share has been forfeited, the Company shall serve notice of the forfeiture on the person who was before forfeiture the holder of the share or the person entitled by transmission to the share but no forfeiture is invalidated by an omission to give such notice. An entry of the fact and date of forfeiture shall be made in the register.

23. **Disposal of forfeited shares**

(A) A forfeited share and all rights attaching to it shall become the property of the Company and may be sold, re-allotted or otherwise disposed of, either to the person who was before such forfeiture the holder thereof or to another person, on such terms and in such manner as the board may decide. The board may, if necessary, authorise a person to transfer a forfeited share to a new holder. The Company may receive the consideration (if any) for the share on its disposal and may register the transferee as the holder of the share.

(B) The board may before a forfeited share has been sold, re-allotted or otherwise disposed of annul the forfeiture on such conditions as it thinks fit.

(C) A statutory declaration that the declarant is a director or the secretary and that a share has been forfeited or sold to satisfy a lien of the Company on the date stated in the declaration is conclusive evidence of the facts stated in the declaration against all persons claiming to be entitled to the share. The declaration (subject if necessary to the transfer of the share) constitutes good title to the share and the person to whom the share is sold, re-allotted or disposed of is not bound to see to the application of the consideration (if any). His title to the share is not affected by an irregularity in or invalidity of the proceedings connected with the forfeiture or disposal.

24. **Arrears to be paid notwithstanding forfeiture**

A person whose share has been forfeited ceases on forfeiture to be a member in respect thereof and shall surrender to the Company for cancellation any certificate for the forfeited share. A person remains liable to pay all calls, interest, costs, charges and expenses owing in respect of such share at the time of forfeiture, with interest, from the time of forfeiture until payment, at such rate as may be fixed by the terms of allotment or issue of such share or, if no rate is fixed, at the rate (not exceeding 20 per cent. per annum) as the board may decide. The board may if it thinks fit enforce payment without allowance for the value of such share at the time of forfeiture or for any consideration received on its disposal.

25. **Surrender**

The board may accept the surrender of a share liable to be forfeited and in that case references in the articles to forfeiture include surrender.

UNTRACED SHAREHOLDERS

26. **Power of sale**

(A) The Company may sell the share of a member or of a person entitled by transmission at the best price reasonably obtainable at the time of sale, if:

(i) during a period of not less than 12 years before the date of publication of the advertisements referred to in paragraph (A)(iii) of this article (or, if published on two different dates, the first date) (the **"relevant period"**) at least three cash dividends have become payable in respect of the share;

(ii) throughout the relevant period no cheque, warrant or money order payable on the share has been presented by the holder of, or the person entitled by transmission to, the share to the paying bank of the relevant cheque, warrant or money order, no payment made by the Company by any other means permitted by article 122(A) has been claimed or accepted and, so far as any director of the Company at the end of the relevant period is then aware, the Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the share;

(iii) on expiry of the relevant period the Company has given notice of its intention to sell the share by advertisement in a national newspaper and in a newspaper circulating in the area of the address of the holder of, or person entitled by transmission to, the share shown in the register; and

(iv) the Company has not, so far as the board is aware, during a further period of three months after the date of the advertisements referred to in paragraph (A)(iii) of this article (or the later advertisement if the advertisements are published on different dates) and before the exercise of the power of sale received a communication from the holder of, or person entitled by transmission to, the share.

(B) Where a power of sale is exercisable over a share pursuant to paragraph (A) of this article (a "Sale Share"), the Company may at the same time also sell any additional share issued in right of such Sale Share or in right of such an additional share previously so issued provided that the requirements of paragraphs (A)(ii) to (iv) of this article (as if the words "throughout the relevant period" were omitted from paragraph (A)(ii) of this article and the words "on expiry of the relevant period" were omitted from paragraph (A)(iii) of this article) shall have been satisfied in relation to the additional share.

(C) To give effect to a sale pursuant to paragraphs (A) or (B) of this article, the board may authorise a person to transfer the share in the name and on behalf of the holder of, or the person entitled by transmission to, the share, or to cause the transfer of such share, to the purchaser or his nominee. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity or invalidity in the proceedings connected with the sale of the share.

27. **Application of proceeds of sale**

The Company shall be indebted to the member or other person entitled by transmission to the share for the net proceeds of sale and shall carry any amount received on sale to a separate account. The Company is deemed to be a debtor and not a trustee in respect of that amount for the member or other person. Any amount carried to the separate account may either be employed in the business of the Company or invested as the board may think fit. No interest is payable on that amount and the Company is not required to account for money earned on it.

TRANSFER OF SHARES

28. **Method of transfer**

(A) A member may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any other form approved by the board, and the instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee.

(B) The transferor of a share is deemed to remain the holder of the share until the name of the transferee is entered in the register in respect of it.

29. **Right to refuse registration**

(A) The board may, in its absolute discretion and without giving a reason, refuse to register the transfer of a share which to any person, whether or not it is fully paid or a share on which the Company has a lien.

(B) If the board refuses to register the transfer of a share it shall, within two months after the date on which the transfer was lodged with the Company, send notice of the refusal to the transferee. An instrument of transfer which the board refuses to register shall (except in the case of suspected fraud) be returned to the person depositing it. Subject to article 139, the Company may retain all instruments of transfer which are registered.

30. **Fees on registration**

The Company (at its option) may or may not charge a fee for registering the transfer of a share or the renunciation of a renounceable letter of allotment or other document or instructions relating to or affecting the title to a share or the right to transfer it or for making any other entry in the register.

31. **Suspension of registration**

Subject to the Acts, the registration of transfers may be suspended at such times and for such period (not exceeding 30 days in any year) as the board may decide and either generally or in respect of a particular class of shares.

TRANSMISSION OF SHARES

32. **On death**

(A) The Company shall recognise only the personal representative or representatives of a deceased member as having title to a share held by that member alone or to which he alone was entitled. In the case of a share held jointly by more than one person, the Company may recognise only the survivor or survivors as being entitled to it.

(B) Nothing is the articles releases the estate of a deceased member from liability in respect of a share which has been solely or jointly held by him.

33. **Election of person entitled by transmission**

(A) A person becoming entitled by transmission to a share may, on production of such evidence as the board may require as to his entitlement, elect either to be registered as a member or to have a person nominated by him registered as a member.

(B) If he elects to be registered himself, he shall give notice to the Company to that effect. If he elects to have another person registered, he shall execute an instrument of transfer of the share to that person.

(C) All the provisions of the articles relating to the transfer of shares apply to the notice or instrument of transfer (as the case may be) as if it were an instrument of transfer executed by the member and his death, bankruptcy or other event giving rise to a transmission of entitlement had not occurred.

(D) The board may give notice requiring a person to make the election referred to in article 33(A). If that notice is not complied with within 60 days, the board may withhold payment of all dividends and other amounts payable in respect of the share until notice of election has been made.

34. **Rights on transmission**

Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share cease. The person entitled by transmission may, however, give a good discharge for dividends and other amounts payable in respect of the share and, subject to articles 33 and 122, has the rights to which he would be entitled if he were the holder of the share. The person entitled by transmission is not, however, before he is registered as the holder of the share entitled in respect of it to receive notice of or exercise rights conferred by membership in relation to meetings of the Company or a separate meeting of the holders of a class of shares.

ALTERATION OF SHARE CAPITAL

35. **Increase, consolidation, sub-division and cancellation**

The Company may by ordinary resolution:

(i) increase its share capital by a sum to be divided into shares of an amount prescribed by the resolution;

(ii) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(iii) subject to the Acts, sub-divide all or any of its shares into shares of a smaller amount and so that the resolution whereby any share is sub-divided may determine that the shares resulting from such sub-division have amongst themselves such preferred, deferred or other special rights or advantages or be subject to any such restrictions as the Company has power to attach to unissued or new shares; and

(iv) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by a person and diminish the amount of its share capital by the amount of the shares so cancelled.

36. **Fractions**

(A) If, as the result of consolidation and division or sub-division of shares, members would become entitled to fractions of a share, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, the board may:

(i) sell any shares representing fractions to a person (including, subject to the Acts, to the Company) and distribute the net proceeds of sale in due proportion amongst the persons entitled or if the board decides some or all of the sum raised on a sale may be retained for the benefit of the Company; or

(ii) subject to the Acts, allot or issue to a member credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding of shares to a number which, following consolidation and division or sub-division, leaves a whole number of shares (such allotment or issue being deemed to have been effected immediately before consolidation or sub-division, as the case may be).

(B) To give effect to a sale pursuant to sub-paragraph (A)(i) the board may arrange for the shares representing the fractions to be entered in the register as shares. The board may also authorise a person to transfer the shares to, or to the direction of, the purchaser. The purchaser is not bound to see to the application of the purchase money and the title of the transferee to the shares is not affected by an irregularity or invalidity in the proceedings connected with the sale.

(C) If shares are allotted or issued pursuant to sub-paragraph (A)(ii), the amount required to pay up those shares may be capitalised as the board thinks fit out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, and applied in paying up in full the appropriate number of shares. A resolution of the board capitalising part of the reserves has the same effect as if the capitalisation had been declared by ordinary resolution of the Company pursuant to article 129. In relation to the capitalisation the board may exercise all the powers conferred on it by article 129 without an ordinary resolution of the Company.

37. **Reduction of capital**

Subject to the Acts and to the rights attached to existing shares, the Company may by special resolution reduce its share capital, capital redemption reserve, share premium account or other undistributable reserve in any way.

38. **Purchase of own shares**

Subject to the Acts and to the rights attaching to existing shares, the Company may purchase shares of any class (including redeemable shares) in its own capital in any way.

GENERAL MEETINGS

39. **Annual general meetings**

The Company shall hold an annual general meeting once every year. Such meetings shall be convened by the board in Malaysia at such time as they think fit provided that there must not be a gap of more than fifteen months between one annual general meeting and the next and provided that no annual general meeting will be held outside Malaysia.

40. **Extraordinary general meetings**

All general meetings of the Company other than annual general meetings are called extraordinary general meetings.

41. **Convening of extraordinary general meetings**

The board may convene an extraordinary general meeting whenever it thinks fit. The board must convene an extraordinary general meeting immediately on receipt of a requisition from members in accordance with the Acts and in default a meeting may be convened by requisitionists as provided in the Acts. At a meeting convened on a requisition or by requisitionists no business may be transacted except that stated by the requisition or proposed by the board. An extraordinary general meeting may also be convened in accordance with article 93. No extraordinary general meeting shall be held outside Malaysia.

42. **Length and form of notice**

(A) An annual general meeting and any extraordinary general meeting at which a special resolution is to be proposed or (subject to the Acts) at which some other resolution of which special notice under the Act has been given to the Company shall be called by not less than 21 clear days' notice. All other extraordinary general meetings shall be called by not less than 14 clear days' notice.

(B) Subject to the Acts, and although called by shorter notice than that specified in paragraph (A), a general meeting is deemed to have been duly called if it is so agreed:

(i) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(ii) in the case of another meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

(C) The notice of meeting shall specify:

(i) whether the meeting is an annual general meeting or an extraordinary general meeting;

(ii) the place, the date and the time of the meeting;

(iii) in the case of special business, the general nature of that business;

(iv) if the meeting is convened to consider a special or an extraordinary resolution, the intention to propose the resolution as such; and

(v) with reasonable prominence, that a member entitled to attend and vote may appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member.

(D) The notice of meeting shall be given to the members (other than any who, under the provisions of the articles or the terms of allotment or issue of shares, are not entitled to receive notice), to the directors and to the auditors.

(E) The board may determine that persons entitled to receive notices of meeting are those persons entered on the register at the close of business on a day determined by the board, provided that, if the Company is a participating issuer, the day determined by the board may not be more than 21 days before the day that the relevant notice of meeting is being sent.

(F) The notice of meeting may also specify a time (which, if the Company is a participating issuer, shall not be more than 48 hours before the time fixed for the meeting) by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time so

specified in the notice shall be disregarded in determining the rights of any person to so attend or vote.

(G) Where the notice of meeting is published on a web site in accordance with article 134(B), it shall continue to be published in the same place on that web site from the date of notification given under article 134(B)(ii) until the conclusion of the meeting to which the notice relates.

43. **Omission to send notice and irregularities in publication of notices**

(A) The accidental omission to send a notice of meeting or any document relating to the meeting or the non-receipt of any such notice or document by a person entitled to receive any such notice or document shall not invalidate the proceedings at that meeting.

(B) Where a notice of meeting published on a web site in accordance with article 134(B) is by accident published in different places on the web site or published for part only of the period from the date of the notification given under article 134(B)(ii) until the conclusion of the meeting to which the notice relates, the proceedings at such meeting are not thereby invalidated.

44. **Postponement of general meetings**

If the board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting at the time or place specified in the notice calling the general meeting, it may move and/or postpone the general meeting to another time and/or place. When a meeting is so moved and/or postponed, notice of the time and place of the moved and/or postponed meeting shall (if practical) be placed in at least two national newspapers in Malaysia. Notice of the business to be transacted at such moved and/or postponed meeting is not required. The board must take reasonable steps to ensure that members trying to attend the general meeting at the original time and/or place are informed of the new arrangements for the general meeting. Proxy forms can be delivered as specified in article 61, until 48 hours before the rearranged meeting. Any postponed and/or moved meeting may also be postponed and/or moved under this article.

45. **Special business**

All business transacted at a general meeting is deemed special except the following business transacted at an annual general meeting:

(i) the receipt and consideration of the annual accounts, the directors' report and auditors' report on those accounts;

(ii) the appointment or re-appointment of directors and other officers in place of those retiring by rotation or otherwise ceasing to hold office;

(iii) the declaration of dividends; and

(iv) the appointment of the auditors (when special notice of the resolution for appointment is not required by the Acts) and fixing or determining the manner of fixing of the remuneration of the auditors.

PROCEEDINGS AT GENERAL MEETINGS

46. **Quorum**

(A) No business may be transacted at a general meeting unless a quorum is present. The absence of a quorum does not prevent the appointment of a chairman in accordance with the articles, which shall not be treated as part of the business of the meeting.

(B) The quorum for a general meeting is two members present in person or by proxy and entitled to vote.

47. **Procedure if quorum not present**

(A) If a quorum is not present within thirty minutes (or such longer time as the chairman decides to wait) after the time fixed for the start of the meeting or if there is no longer a quorum present at any time during the meeting, the meeting, if convened by or on the requisition of members, is dissolved. In any other case it stands adjourned to such other day (being not less than 14 nor more than 28 days later) and at such other time and/or place as may have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been specified, the meeting stands adjourned to such other day (being not less than 14 nor more than 28 days later) and at such other time and/or place as the chairman (or, in default, the board) decides.

(B) At an adjourned meeting the quorum is one member present in person or by proxy and entitled to vote. If a quorum is not present within five minutes from the time fixed for the start of the meeting, the adjourned meeting shall be dissolved.

(C) Save where the time and place for the adjourned meeting has been specified for the purpose in the notice convening the meeting as referred to in paragraph (A) of this article (in which case notice of the adjourned meeting need not be given), the Company shall give not less than seven clear days' notice of any meeting adjourned for the lack of a quorum and the notice shall state the quorum requirement.

48. **Chairman**

(A) The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at a general meeting. If there is no chairman or deputy chairman, or if at a meeting neither is present and willing and able to act within five minutes after the time fixed for the start of the meeting or neither is willing and able to act, the directors present shall select one of their number to be chairman. If only one director is present and willing and able to act, he shall be chairman. In default, the members present in person and entitled to vote shall choose one of their number to be chairman.

(B) Without prejudice to any other power which he may have under the provisions of the articles or at common law the chairman may take such action as he thinks fit to promote the orderly conduct of the business of the meeting as specified in the notice of meeting and the chairman's decision on matters of procedure or arising incidentally from the business of the meeting shall be final, as shall be his determination as to whether any matter is of such a nature.

49. **Right to attend and speak**

(A) Each director shall be entitled to attend and speak at a general meeting and at a separate meeting of the holders of a class of shares or debentures whether or not he is a member.

(B) The chairman may invite any person to attend and speak at any general meeting of the Company where he considers that this will assist in the deliberations of the meeting.

50. **Power to adjourn**

(A) The chairman may, with the consent of a meeting at which a quorum is present (and shall, if so directed by the meeting) adjourn a meeting from time to time and from place to place or for an indefinite period.

(B) Without prejudice to any other power which he may have under the provisions of the articles or at common law, the chairman may, without the consent of the meeting, interrupt or adjourn a meeting from time to time and from place to place or for an indefinite period if he decides that it has become necessary to do so in order to:

(i) secure the proper and orderly conduct of the meeting;

(ii) give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting; or

(iii) ensure that the business of the meeting is properly disposed of.

51. **Notice of adjourned meeting**

(A) Whenever a meeting is adjourned for 28 days or more or for an indefinite period pursuant to article 50, at least seven clear days' notice specifying the place, date and time of the adjourned meeting and the general nature of the business to be transacted shall be given to the members (other than any who, under the provisions of the articles or the terms of allotment or issue of the shares, are not entitled to receive notice), the directors and the auditors. Except in these circumstances it is not necessary to give notice of a meeting adjourned pursuant to article 50 or of the business to be transacted at the adjourned meeting.

(B) The board may determine that persons entitled to receive notice of an adjourned meeting in accordance with this article are those persons entered on the register at the close of business on a day determined by the board.

(C) The notice of an adjourned meeting given in accordance with this article may also specify a time by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time so specified in the notice shall be disregarded in determining the rights of any person to so attend or vote.

52. **Business at adjourned meeting**

No business may be transacted at an adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

53. **Accommodation of members at meeting**

If it appears to the chairman that the meeting place specified in the notice convening the meeting is inadequate to accommodate all members entitled and wishing to attend, the meeting shall be duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a member who is unable to be accommodated is able to:

(i) participate in the business for which the meeting has been convened;

(ii) hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere; and

(iii) be heard and seen by all other persons present in the same way.

54. **Security**

The board may make any arrangement and impose any restriction it considers appropriate to ensure the security of a meeting including, without limitation, the searching of a person attending the meeting and the restriction of the items of personal property that may be taken into the meeting place. The board may authorise one or more persons, who shall include a director or the secretary or the chairman of the meeting to:

(i) refuse entry to a meeting to a person who refuses to comply with these arrangements or restrictions; and

(ii) eject from a meeting any person who causes the proceedings to become disorderly.

VOTING

55. **Method of voting**

(A) At a general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is properly demanded by:

(i) the chairman of the meeting;

(ii) not less than five members present in person or by proxy and entitled to vote;

(iii) a member or members present in person or by proxy representing in aggregate not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a proxy is deemed to be a demand by the member appointing the proxy.

(B) Unless a poll is demanded (and the demand is not duly withdrawn), a declaration by the chairman that the resolution has been carried, or carried by a particular majority, or lost or not carried by a particular majority, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

56. **Procedure on a poll**

(A) If a poll is properly demanded, it shall be taken in such manner as the chairman directs. He may appoint scrutineers, who need not be members, and may fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll shall be demanded.

(B) A poll demanded on the election of a chairman or on any question of adjournment shall be taken at the meeting and without adjournment. A poll demanded on another question shall be taken at such time and place as the chairman decides, either at once or after an interval or adjournment (but not more than 30 clear days after the date of the demand).

(C) No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll shall be taken.

(D) The demand for a poll may be withdrawn but only with the consent of the chairman. A demand withdrawn in this way validates the result of a show of hands declared before the demand was made. In the case of a poll demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

(E) The demand for a poll (other than on the election of the chairman or on a question of adjournment) does not prevent the meeting continuing for the transaction of business other than the question on which a poll has been demanded.

(F) On a poll, votes may be given in person or by proxy and a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way, whether present in person or by proxy.

57. **Votes of members**

(A) Subject to special rights or restrictions as to voting attached to any class of shares by or in accordance with the articles, at a general meeting every member present in person has on a show of hands one vote and every member present in person or by proxy has on a poll one vote for every ordinary share of which he is the holder.

(B) In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote or votes of the other joint holder or holders, and seniority is determined by the order in which the names of the holders stand in the register.

(C) A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) that he is or may be suffering from mental disorder or is otherwise incapable of running his affairs may vote, whether on a show of hands or on a poll, by his guardian, receiver, curator bonis or other person authorised for that purpose and appointed by the court. A guardian, receiver, curator bonis or other authorised and appointed person may, on a poll, vote by proxy if evidence (to the satisfaction of the board) of the authority of the person claiming to exercise the right to vote is deposited at the office (or at another place specified in accordance with the articles for the deposit of instruments of proxy) within the time limits prescribed by the articles for the deposit of instruments of proxy for use at the meeting, adjourned meeting or poll at which the right to vote is to be exercised.

58. **Casting vote**

In the case of an equality of votes whether on a show of hands or a poll, the chairman of the meeting at which the show of hands take place or at which the poll is demanded shall be entitled to a casting vote in addition to any vote to which he is entitled as a member.

59. **Restriction on voting rights for unpaid calls etc.**

Unless the board otherwise decides, no member is entitled in respect of a share held by him to be present or to vote, either in person or by proxy, at a general meeting or at a separate meeting of the holders of class of shares or on a poll, or to exercise other rights conferred by membership in relation to the meeting or poll, if a call or other amount due and payable in respect of the share is unpaid. This restriction ceases on payment of the amount outstanding and all costs, charges and expenses incurred by the Company by reason of the non-payment.

60. **Voting by proxy**

(A) Subject to paragraph (B) below, an instrument appointing a proxy shall be in writing in any usual form (or in another form approved by the board) executed under the hand of the appointor or his duly constituted attorney or, if the appointor is a company, under its seal or under the hand of its duly authorised officer or attorney or other person authorised to sign.

(B) Subject to the Acts, the board may accept the appointment of a proxy received in an electronic communication on such terms and subject to such conditions as it considers fit. The appointment of a proxy received is an electronic communication shall not be subject to the requirements of paragraph (A) above. The board may require the production of any evidence it considers necessary to determine the validity of such an appointment.

(C) Unless the contrary is stated in it, the appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll (but shall not confer any further right to speak at the meeting except with the permission of the chairman) and to vote on a resolution or amendment of a resolution put to, or other business which may properly come before, the meeting or meetings for which it is given, as the proxy thinks fit.

(D) A proxy need not be a member.

(E) A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing instruments of proxy are delivered for the same share for use at the same meeting, the one which is last validly delivered (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which instrument was last validly delivered, none of them shall be treated as valid in respect of that share.

(F) Delivery or receipt of an appointment of proxy does not prevent a member attending and voting in person at the meeting or an adjournment of the meeting or on a poll.

(G) The appointment of a proxy shall (unless the contrary is stated in it) be valid for an adjournment of the meeting as well as for the meeting or meetings to which it relates. The appointment of a proxy is valid for 12 months from the date of execution or, in the case of an appointment of proxy delivered in an electronic communication, for the duration specified by the board.

(H) Subject to the Acts, the Company may send a form of appointment of proxy to all or none of the persons entitled to receive notice of and to vote at a meeting. If sent, the form shall provide for two-way voting on all resolutions set out in the notice of meeting.

61. **Appointment of proxy**

The form of appointment of a proxy, and (if required by the board) a power of attorney or other authority under which it is executed or a copy of it notarially certified or certified in some other way approved by the board, shall be:

(i) in the case of an instrument in writing, delivered to the office, or another place specified in the notice convening the meeting or in the form of appointment of proxy or other accompanying document sent by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting or the taking of a poll at which the person named in the form of appointment of proxy proposes to vote;

(ii) in the case of an appointment of a proxy contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications:

(a) in the notice convening the meeting; or

(b) in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(c) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

received at such address not less than 48 hours before the time for holding the meeting at which the person named in the form of appointment of proxy proposes to vote;

(iii) in the case of a meeting adjourned for less than 28 days but more than 48 hours or in the case of a poll taken more than 48 hours after it is demanded, delivered or received as required by paragraphs (i) or (ii) not less than 24 hours before the time appointed for the holding of the adjourned meeting or the taking of the poll; or

(iv) in the case of a meeting adjourned for not more than 48 hours or in the case of a poll not taken immediately but taken not more than 48 hours after it was demanded, delivered at the adjourned meeting or at the meeting at which the poll was demanded to the chairman or to the secretary or to a director.

An appointment of proxy not deposited or delivered in accordance with this article is invalid.

62. **When votes by proxy valid although authority revoked**

A vote cast or poll demanded by a proxy or authorised representative of a company is valid despite the previous death or insanity or revocation of the appointment of the proxy or of the authority under which the appointment was made unless notice of such prior death, insanity or revocation shall have been received by the Company at the

office (or other place specified for depositing the instrument of proxy) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at the meeting, or at which case the vote is cast or the poll demanded or adjourned meeting at which case the vote is cast or the poll is demanded (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for use on the holding of the poll at which the vote is cast adjourned meeting.

63. **Corporate representative**

A company which is a member may, by resolution of its directors or other governing body, authorise a person to act as its representative at a meeting or at a separate meeting of the holders of a class of shares (the "**representative**"). The representative is entitled to exercise on behalf of the company (in respect of that part of the company's holding of shares to which the authorisation relates) those powers that the company could exercise if it were an individual member. The company is for the purposes of the articles deemed to be present in person at a meeting if the representative is present. All references to attendance and voting in person shall be construed accordingly. A director, the secretary or other person authorised for the purpose by the secretary may require the representative to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers.

64. **Objections to and error in voting**

No objection may be made to the qualification of a voter or to the counting of, or failure to count, a vote, except at the meeting or adjourned meeting at which the vote objected to is tendered or at which the error occurs. An objection properly made shall be referred to the chairman and only invalidates the decision of the meeting on any resolution if, in the opinion of the chairman, it is of sufficient magnitude to affect the decision of the meeting. The decision of the chairman on such matters is conclusive and binding on all concerned.

65. **Amendments to resolutions**

No amendment to a resolution duly proposed as a special or extraordinary resolution (other than an amendment to correct a patent error) may be considered or voted on. No amendment to a resolution duly proposed as an ordinary resolution (other than an amendment to correct a patent error) may be considered or voted on unless either:

(i) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and intention to move it has been lodged at the office; or

(ii) the chairman in his absolute discretion decides that the amendment may be considered or voted on.

If an amendment proposed to a resolution under consideration is ruled out of order by the chairman the proceedings on the substantive resolution are not invalidated by an error in his ruling.

66. **Members' written resolutions**

A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effective as if it had been passed at a general meeting duly convened and held. The resolution in writing may consist of several instruments in the same form each duly executed by or on behalf of one or more members. If the resolution in writing is described as a special resolution or as an extraordinary resolution, it shall have effect accordingly.

67. **Class meetings**

A separate meeting for the holders of a class of shares shall be convened and conducted as nearly as possible in the same way as an extraordinary general meeting, except that:

(i) no member is entitled to notice of it or to attend unless he is a holder of shares of that class;

(ii) no vote may be cast except in respect of a share of that class;

(iii) the quorum at the meeting is two persons present in person holding or representing by proxy at least one-third in nominal value of the issued shares of that class;

(iv) the quorum at an adjourned meeting is one person holding shares of that class present in person or by proxy; and

(v) a poll may be demanded in writing by a member present in person or by proxy and entitled to vote at the meeting and on a poll each member has one vote for every share of that class of which he is the holder.

68. **Failure to disclose interests in shares**

(A) Where notice is served by the Company under section 212 of the Act (a "**section 212 notice**") on a member, or another person appearing to be interested in shares held by that member, and the member or other person has failed in relation to any shares (the "**default shares**", which expression includes any shares allotted or issued after the date of the section 212 notice in respect of those shares) to give the Company the information required within the prescribed period from the date of the section 212 notice, the following sanctions apply, unless the board otherwise decides:

(i) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by proxy) at a general meeting or at a separate meeting of the holders of a class of shares or on a poll; and

(ii) where the default shares represent at least 0.25 per cent. in nominal value of the issued shares of their class:

(a) a dividend (or any part of a dividend) or other amount payable in respect of the default shares shall be withheld by the Company, which has no obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to article 128, to receive shares instead of a dividend; and

(b) no transfer of any default shares shall be registered unless the transfer is an excepted transfer or:

(1) the member is not himself in default in supplying the information required; and

(2) the member proves to the satisfaction of the board that no person in default in supplying the information required is interested in any of the shares the subject of the transfer.

(B) The sanctions under paragraph (A) cease to apply seven days after the earlier of:

(i) receipt by the Company of notice of an excepted transfer, but only in relation to the shares thereby transferred; and

(ii) receipt by the Company, in a form satisfactory to the board, of all the information required by the section 212 notice.

(C) Where, on the basis of information obtained from a member in respect of a share held by him, the Company issues a section 212 notice to another person, it shall at the same time send a copy of the section 212 notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, does not invalidate or otherwise affect the application of paragraph (A).

(D) For the purposes of this article 68:

(i) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is or may be interested, or if the Company (after taking account of information obtained from the member or, pursuant to a section 212 notice, from anyone else) knows or has reasonable cause to believe that the person is or may be so interested;

(ii) **"interested"** shall be construed as it is for the purpose of section 212 of the Act;

(iii) reference to a person having failed to give the Company the information required by a section 212 notice, or being in default in supplying such information, includes (a) reference to his having failed or refused to give all or any part of it, and (b) reference to his having given information which he

knows to be false in a material particular or having recklessly given information which is false in a material particular;

(iv) the "**prescribed period**" means 14 days;

(v) an "**excepted transfer**" means, in relation to shares held by a member:

(a) a transfer pursuant to acceptance of a takeover offer for the Company (within the meaning of section 428(1) of the Act); or

(b) a transfer which is shown to the satisfaction of the board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(E) The provisions of this article are in addition and without prejudice to the provisions of the Acts.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

69. Number of directors

Unless and until otherwise decided by the Company by ordinary resolution the number of directors must not be less than two and is not subject to a maximum number. The majority of the directors shall be resident in Malaysia.

70. Power of the Company to appoint directors

Subject to the articles, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the board, but the total number of directors may not exceed any maximum number fixed in accordance with the articles. The majority of the directors shall be resident in Malaysia.

71. Power of the board to appoint directors

Without prejudice to the power of the Company to appoint a person to be a director pursuant to the articles, the board may appoint a person who is willing to act as a director, either to fill a vacancy or as an addition to the board, but the total number of directors may not exceed any maximum number fixed in accordance with the articles. The majority of the directors shall be resident in Malaysia. A director appointed in this way may hold office only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during that meeting. He is not required, and is not taken into account in determining the number of directors who are, to retire by rotation at the meeting.

72. Appointment of executive directors

Subject to the Acts, the board may appoint one or more of its body to hold an executive office (including, without limitation, that of managing director) with the Company for

such term (subject to the Acts) and on any other conditions the board thinks fit provided that any such person shall be resident in Malaysia. The board may revoke or terminate an appointment, without prejudice to a claim for damages for breach of contract or otherwise.

73. **Eligibility of new directors**

(A) No person other than a director retiring (by rotation or otherwise) may be appointed or reappointed as a director at a general meeting unless:

(i) he is recommended by the board; or

(ii) not less than seven nor more than 42 days before the date fixed for the meeting, notice has been given to the Company by a member (other than the person to be proposed) qualified to vote at the meeting of the intention to propose that person for appointment or reappointment. The notice shall (a) state the particulars which would, if the proposed director were appointed or reappointed, be required to be included in the Company's register of directors, (b) be accompanied by notice given by the proposed director of his willingness to be appointed or reappointed, and (c) be lodged at the office.

(B) A director need not be a member.

74. **Voting on resolution for appointment**

A resolution for the appointment of two or more persons as directors by a single resolution is void unless an ordinary resolution that the resolution for appointment is proposed in this way has first been agreed to by the meeting without a vote being given against it.

75. **Retirement by rotation**

(A) Subject to paragraph (B) below, at each annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not less than one-third, shall retire from office provided that if there are fewer than three directors who are subject to retirement by rotation, one shall retire from office.

(B) If any one or more directors were last appointed or reappointed three years or more prior to the meeting or were last appointed or reappointed at the third immediately preceding annual general meeting, he or they shall retire from office and shall be counted in obtaining the number required to retire at the meeting provided that the number of directors required to retire under paragraph (A) above shall be increased to the extent necessary to comply with this paragraph.

76. **Directors subject to retirement**

Subject to the Acts and the articles, the directors to retire by rotation at an annual general meeting include, so far as necessary to obtain the number required, first, a

director who wishes to retire and not offer himself for reappointment, and, second, those directors who have been longest in office since their last appointment or reappointment. As between two or more who have been in office an equal length of time, the director to retire shall, in default of agreement between them, be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined on the basis of the composition of the board at the start of business on the date of the notice convening the annual general meeting, disregarding a change in the number or identity of the directors after that time but before the close of the meeting.

77. **Position of retiring director**

A director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be reappointed. If he is not reappointed or deemed reappointed, he may retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

78. **Deemed reappointment**

At a general meeting at which a director retires by rotation the Company may fill the vacancy and, if it does not do so, the retiring director shall be, if willing, deemed reappointed unless it is expressly resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

79. **No retirement on account of age**

No person is incapable of being appointed a director by reason of his having reached the age of 70 or another age. Special notice is not required in connection with the appointment or the approval of the appointment of such person. No director is required to vacate his office because he has reached the age of 70 or another age and section 293 of the Act does not apply to the Company. Where a general meeting is convened at which, to the knowledge of the board, a director is to be proposed for appointment or reappointment who is at the date of the meeting 70 or more, the board shall give notice of his age in the notice convening the meeting or in a document accompanying the notice, but the accidental omission to do so does not invalidate proceedings or an appointment or reappointment of that director at that meeting.

80. **Removal by ordinary resolution**

In addition to any power of removal conferred by the Acts, the Company may by ordinary resolution remove a director before the expiry of his period of office (without prejudice to a claim for damages for breach of contract or otherwise) and may (subject to the articles) by ordinary resolution appoint another person who is willing to act to be a director in his place. A person appointed in this way is treated, for the purposes of determining the time at which he or another director is to retire, as if he had become a director on the date on which the person in whose place he is appointed was last appointed or reappointed a director.

81. **Vacation of office by director**

(A) Without prejudice to the provisions for retirement (by rotation or otherwise) contained in the articles, the office of a director is vacated if:

(i) he resigns by notice delivered to the secretary at the office or tendered at a board meeting;

(ii) where he has been appointed for a fixed term, the term expires;

(iii) he ceases to be a director by virtue of a provision of the Acts, is removed from office pursuant to the articles or becomes prohibited by law from being a director;

(iv) he becomes bankrupt or compounds with his creditors generally or he applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that act;

(v) he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health or any court claiming jurisdiction on the ground of mental disorder (however stated) makes an order for his detention or for the appointment of a guardian, receiver or other person (howsoever designated) to exercise powers with respect to his property or affairs, and in any such case the board resolves that his office be vacated;

(vi) both he and his alternate director appointed pursuant to the provisions of the articles (if any) are absent, without the permission of the board, from board meetings for six consecutive months and the board resolves that his office be vacated; or

(vii) he is removed from office by notice addressed to him at his last-known address and signed by all his co-directors (without prejudice to a claim for damages for breach of contract or otherwise).

(B) A resolution of the board declaring a director to have vacated office under the terms of this article is conclusive as to the fact and grounds of vacation stated in the resolution.

(C) If the office of a director is vacated for any reason, he shall cease to be a member of any committee of the board.

ALTERNATE DIRECTORS

82. **Appointment**

(A) A director (other than an alternate director) may by notice delivered to the secretary at the office or tabled at a meeting of the board, or in any other manner approved by the board, appoint as his alternate director:

(i) another director, or

(ii) another person approved by the board and willing to act.

No appointment of an alternate director who is not already a director shall be effective until his consent to act as a director in the form prescribed by the Acts has been received at the office or tabled at a meeting of the board.

(B) An alternate director need not be a member and shall not be counted in reckoning the number of directors for the purpose of article 69.

83. **Revocation of appointment**

A director may by notice delivered to the secretary at the office or tabled at a meeting of the board revoke the appointment of his alternate director and, subject to the provisions of article 82, appoint another person in his place. If a director ceases to hold the office of director or if he dies, the appointment of his alternate director automatically ceases. If a director retires but is reappointed or deemed reappointed at the meeting at which his retirement takes effect, a valid appointment of an alternate director which was in force immediately before his retirement continues to operate after his reappointment as if he has not retired. The appointment of an alternate director ceases on the happening of an event which, if he were a director otherwise appointed, would cause him to vacate office.

84. **Participation in board meetings**

An alternate director shall be, if he gives the Company an address in Malaysia at which notices may be served on him, entitled to receive notice of all meetings of the board and all committees of the board of which his appointor is a member and, in the absence from those meetings of his appointor, to attend and vote at the meetings and to exercise all the powers, rights, duties and authorities of his appointor. A director acting as alternate director has a separate vote at meetings of the board and committees of the board for each director for whom he acts as alternate director but he counts as only one for the purpose of determining whether a quorum is present.

85. **Responsibility**

A person acting as an alternate director shall be an officer of the Company, shall alone be responsible to the Company for his acts and defaults, and shall not be deemed to be the agent of his appointor.

REMUNERATION, EXPENSES AND PENSIONS

86. **Directors' fees**

(A) Unless otherwise decided by the Company by ordinary resolution, the Company shall pay to the directors (but not alternate directors) for their services as directors such amount of aggregate fees as the board decides (or such amount as the Company may by ordinary resolution decide). The aggregate fees shall be divided among the directors in such proportions as the board decides or, if no decision is made, equally. A fee payable to a director pursuant to this article is distinct from any salary, remuneration

or other amount payable to him pursuant to other provisions of the articles or otherwise and accrues from day to day.

(B) Subject to the Acts and to the articles, the board may arrange for part of a fee payable to a director under this article to be provided in the form of fully-paid shares in the capital of the Company. The amount of the fee payable in this way shall be at the discretion of the board and shall be applied in the purchase or subscription of shares on behalf of the relevant director.

87. **Additional remuneration**

A director who, at the request of the board, goes or resides abroad, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the board may decide.

88. **Expenses**

A director is entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in the performance of his duties as director including, without limitation, expenses incurred in attending meetings of the board or of committees of the board or general meetings or separate meetings of the holders of a class of shares or debentures.

89. **Remuneration and expenses of alternate directors**

An alternate director is not entitled to a fee from the Company for his services as an alternate director. The fee payable to an alternate director is payable out of the fee payable to his appointor and consists of such portion (if any) of the fee as he agrees with his appointor. The Company shall, however, repay to an alternate director expenses incurred by him in the performance of his duties if the Company would have been required to repay the expenses to him under article 88 had he been a director.

90. **Directors' pensions and other benefits**

(A) The board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (by insurance or otherwise) for a person who is or has at any time been a director of:

(i) the Company;

(ii) a company which is or was a subsidiary undertaking of the Company;

(iii) a company which is or was allied to or associated with the Company or a subsidiary undertaking of the Company; or

(iv) a predecessor in business of the Company or of a subsidiary undertaking of the Company,

(or, in each case, for any member of his family, including a spouse or former spouse, or a person who is or was dependent on him). For this purpose the board may establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums. The board may arrange for this to be done by the Company alone or in conjunction with another person.

(B) A director or former director is entitled to receive and retain for his own benefit a pension or other benefit provided under paragraph (A) and is not obliged to account for it to the Company.

91. **Remuneration of executive director**

The salary or other remuneration of a director appointed to hold employment or executive office in accordance with the articles may be a fixed sum of money, or wholly or in part governed by business done or profits made, or as otherwise decided by the board, and may be in addition to or instead of a fee payable to him for his services as director pursuant to the articles.

POWERS AND DUTIES OF THE BOARD

92. **Powers of the board**

Subject to the Acts, the memorandum of association of the Company and the articles and to directions given by special resolution of the Company, the business and affairs of the Company shall be managed by the board which may exercise all the powers of the Company whether relating to the management of the business or not. No alteration of the memorandum of association or of the articles and no direction given by the Company shall invalidate a prior act of the board which would have been valid if the alteration had not been made or the direction had not been given. The provisions of the articles giving specific powers to the board do not limit the general powers given by this article.

93. **Powers of directors being less than minimum required number**

If the number of directors is less than the minimum prescribed by the articles or decided by the Company by ordinary resolution, the remaining director or directors may act only for the purposes of appointing an additional director or directors to make up that minimum or convening a general meeting of the Company for the purpose of making such appointment. If no director or directors is or are able or willing to act, two members may convene a general meeting for the purpose of appointing directors. An additional director appointed in this way holds office (subject to the articles) only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during the meeting.

94. **Powers of executive directors**

The board may delegate to a director holding executive office (including, without limitation, a managing director) any of its powers, authorities and discretions for such

time and on such terms and conditions as it thinks fit. In particular, without limitation, the board may grant the power to sub-delegate, and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the director. The board may at any time revoke the delegation or alter its terms and conditions.

95. **Delegation to committees**

The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to a committee consisting of one or more persons (whether a member or members of the board or not) as it thinks fit. A committee may exercise its power to sub-delegate by sub-delegating to any person or persons (whether or not a member or members of the board or of the committee). The board may retain or exclude its right to exercise the delegated powers, authorities or discretions collaterally with the committee. The board may at any time revoke the delegation or alter any terms and conditions or discharge the committee in whole or in part. Where a provision of the articles refers to the exercise of a power, authority or discretion by the board (including, without limitation, the power to pay fees, remuneration, additional remuneration, expenses and pensions and other benefits pursuant to articles 86 to 91) and that power, authority or discretion has been delegated by the board to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.

96. **Agents**

The board may by power of attorney or otherwise appoint a person to be the agent of the Company and may delegate to that person any of its powers, authorities and discretions for such purposes, for such time and on such terms and conditions (including as to remuneration) as it thinks fit. In particular, without limitation, the board may grant the power to sub-delegate and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the agent. The board may at any time revoke or alter the terms and conditions of the appointment or delegation.

97. **Associate directors**

The board may appoint a person (not being a director) to an office or employment having a designation or title including the word "director" or attach to an existing office or employment that designation or title and may terminate the appointment or use of that designation or title. The inclusion of the word "director" in the designation or title of an office or employment does not imply that the person is, or is deemed to be, or is empowered to act as, a director for any of the purposes of the Acts or the articles.

98. **Exercise of voting powers**

Subject to article 101, the board may exercise or cause to be exercised the voting powers conferred by shares in the capital of another company held or owned by the

Company, or a power of appointment to be exercised by the Company, in any manner it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of a director as an officer or employee of that company or in favour of the payment of remuneration to the officers or employees of that company).

99. **Provision for employees**

The board may exercise the powers conferred on the Company by the Acts to make provision for the benefit of a person employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family, including a spouse or former spouse, or any person who is or was dependent on him) in connection with the cessation or the transfer to a person of the whole or part of the undertaking of the Company or the subsidiary undertaking.

100. **Registers**

Subject to the Acts, the board may exercise the powers conferred on the Company with regard to the keeping of an overseas, local or other register and may make and vary regulations as it thinks fit concerning the keeping of a register.

101. **Borrowing powers**

The board may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of the undertaking, property and assets (present or future) and uncalled capital of the Company and, subject to the Acts, to issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of the Company or of a third party.

102. **Register of charges**

The Company shall keep a register of charges in accordance with the Acts and the fee to be paid by a person other than a creditor or member for each inspection of the register of charges is the maximum sum prescribed by the Acts or, failing which, decided by the board.

103. **Directors' interests**

(A) Subject to the Acts and provided he has disclosed to the board the nature and extent of any direct or indirect interest of his, a director, notwithstanding his office:

(i) may enter into or otherwise be interested in a contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested either in connection with his tenure of an office or place of profit or as seller, buyer or otherwise;

(ii) may hold another office or place of profit with the Company (except that of auditor or auditor of a subsidiary of the Company) in conjunction with the office of director and may act by himself or through his firm in a professional capacity to the Company, and in that case on such terms as to remuneration

and otherwise as the board may decide either in addition to or instead of remuneration provided for by another article;

(iii) may be a director or other officer of, or employed by, or a party to a contract, transaction, arrangement or proposal with or otherwise interested in, a company promoted by the Company or in which the Company is otherwise interested or as regards which the Company has a power of appointment; and

(iv) is not liable to account to the Company for a profit, remuneration or other benefit realised by such contract, arrangement, transaction, proposal, office or employment and no such contract, arrangement, transaction or proposal is avoided on the grounds of any such interest or benefit.

(B) A director who, to his knowledge, is in any way (directly or indirectly) interested in a contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract, arrangement, transaction or proposal is first considered, if he knows his interest then exists or, in any other case, at the first meeting of the board after he knows that he is or has become interested. For the purposes of this article:

(i) a general notice given to the board by a director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in a contract, transaction, arrangement or proposal in which a specified person or class of persons is interested is a sufficient disclosure under this article in relation to that contract, transaction, arrangement or proposal; and

(ii) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge is not treated as his interest.

(C) A director may not vote on or be counted in the quorum in relation to a resolution of the board or of a committee of the board concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which he has an interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company), but this prohibition does not apply to a resolution concerning any of the following matters:

(i) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(ii) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

(iii) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary

undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) a contract, arrangement, transaction or proposal to which the Company is or is to be a party concerning another company (including a subsidiary undertaking of the Company) in which he is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a "**relevant company**"), if he does not to his knowledge hold an interest in shares (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of or the voting rights in the relevant company;

(v) a contract, arrangement, transaction or proposal for the benefit of the employees of the Company or any of its subsidiary undertakings (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; and

(vi) a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy under which he may benefit.

(D) A director may not vote on or be counted in the quorum in relation to a resolution of the board or committee of the board concerning his own appointment (including, without limitation, fixing or varying the terms of his appointment or its termination) as the holder of an office or place of profit with the Company or any company in which the Company is interested. Where proposals are under consideration concerning the appointment (including, without limitation, fixing or varying the terms of appointment or its termination) of two or more directors to offices or places of profit with the Company or a company in which the Company is interested, such proposals shall be divided and a separate resolution considered in relation to each director. In that case each of the directors concerned (if not otherwise debarred from voting under this article) is entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(E) If a question arises at a meeting as to the materiality of a director's interest (other than the interest of the chairman of the meeting) or as to the entitlement of a director (other than the chairman) to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be referred to the chairman and his ruling in relation to the director concerned is conclusive and binding on all concerned.

(F) If a question arises at a meeting as to the materiality of the interest of the chairman of the meeting or as to the entitlement of the chairman to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be decided by resolution of the

directors or committee members present at the meeting (excluding the chairman) whose majority vote is conclusive and binding on all concerned.

(G) For the purposes of this article, the interest of a person who is for the purposes of the Acts connected with (within the meaning of section 346 of the Act) a director is treated as the interest of the director and, in relation to an alternate director, the interest of his appointor is treated as the interest of the alternate director in addition to an interest which the alternate director otherwise has. This article applies to an alternate director as if he were a director otherwise appointed.

(H) Subject to the Acts, the Company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not properly authorised by reason of a contravention of this article.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

104. **Board meetings**

Subject to the articles, the board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit. No board meeting may be held outside Malaysia.

105. **Notice of board meetings**

A director may, and the secretary at the request of a director shall, summon a board meeting at any time. Notice of a board meeting is deemed to be duly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last-known address or another address given by him to the Company for that purpose. A director may waive the requirement that notice be given to him of a board meeting, either prospectively or retrospectively. A director absent or intending to be absent from Malaysia may request that notices of board meetings during his absence be sent in writing to him at an address given by him to the Company for that purpose. If no request is made (and/or if no such non-Malaysian address is given) it is not necessary to give notice of a board meeting to a director who is absent from Malaysia.

106. **Quorum**

The quorum necessary for the transaction of business may be decided by the board and until otherwise decided is two directors present in person or by alternate director, the majority of whom are resident in Malaysia. A duly convened meeting of the board at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the board.

107. **Chairman of board**

The board may appoint one of its body as chairman to preside at every board meeting at which he is present and one or more deputy chairman or chairmen and decide the period for which he is or they are to hold office (and may at any time remove him or them from office). If no chairman or deputy chairman is elected, or if at a meeting

neither the chairman nor a deputy chairman is present within five minutes of the time fixed for the start of the meeting, the directors and alternate directors (in the absence of their appointors) present shall choose one of their number to be chairman. If two or more deputy chairmen are present, the senior of them shall act as chairman, seniority being determined by length of office since their last appointment or reappointment or deemed reappointment. As between two or more who have held office for an equal length of time, the deputy chairman to act as chairman shall be decided by those directors and alternate directors (in the absence of their appointors) present. A chairman or deputy chairman may hold executive office or employment with the Company.

108. **Voting**

Questions arising at a meeting of the board are determined by a majority of votes. In case of an equality of votes the chairman has a second or casting vote.

109. **Participation by telephone**

A director or his alternate director may participate in a meeting of the board or a committee of the board through the medium of conference telephone or similar form of communication equipment if all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting and is counted in a quorum and entitled to vote provided that such a meeting shall not be quorate unless a majority of directors participating in person or by telephone are in Malaysia at the time. Subject to the Acts, all business transacted in this way by the board or a committee of the board is for the purposes of the articles deemed to be validly and effectively transacted at a meeting of the board or a committee of the board although fewer than two directors or alternate directors are physically present at the same place. The meeting is deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

110. **Resolution in writing**

A resolution in writing executed by all directors for the time being entitled to receive notice of a board meeting and not being less than a quorum or by all members of a committee of the board is as valid and effective for all purposes as a resolution passed at a meeting of the board (or committee, as the case may be). The resolution in writing may consist of several documents in the same form each executed by one or more of the directors or members of the relevant committee. The resolution in writing need not be signed by an alternate director if it is signed by his appointor and a resolution signed by an alternate director need not be signed by his appointor.

111. **Proceedings of committees**

(A) Proceedings of any committee of the board consisting of two or more members shall be conducted in accordance with terms prescribed by the board (if any). Subject to those

terms paragraph (B) of this and article, proceedings shall be conducted in accordance with applicable provisions of the articles regulating the proceedings of the board.

(B) Where the board resolves to delegate any of its powers, authorities and discretions to a committee and that resolution states that the committee shall consist of any one or more unnamed directors, it is not necessary to give notice of a meeting of that committee to directors other than the director or directors who form the committee.

112. **Minutes of proceedings**

(A) The board shall cause minutes to be made in books kept for the purpose of:

(i) all appointments of officers and committees made by the board and of any remuneration fixed by the board; and

(ii) the names of directors present at every meeting of the board, committees of the board, meetings of the Company or meetings of the holders of a class of shares or debentures, and all orders, resolutions and proceedings of such meetings.

(B) If purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting, minutes are receivable as prima facie evidence of the matters stated in them.

113. **Validity of proceedings of board or committee**

All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director, alternate director or member of a committee are, notwithstanding that it is afterwards discovered that there was a defect in the appointment of a person or persons acting, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, as valid as if every such person had been duly appointed, and was duly qualified and had continued to be a director, alternate director or member of a committee and entitled to vote.

SECRETARY AND AUTHENTICATION OF DOCUMENTS

114. **Secretary**

(A) Subject to the Acts, the board shall appoint a secretary or joint secretaries and may appoint one or more persons to be an assistant or deputy secretary on such terms and conditions (including, without limitation, remuneration) as it thinks fit. The board may remove a person appointed pursuant to this article from office and appoint another or others in his place. The secretary must be a resident of Malaysia and perform its duties from Malaysia.

(B) Any provision of the Acts or of the articles requiring or authorising a thing to be done by or to a director and the secretary is not satisfied by its being done by or to the same person acting both as director and as, or in the place of, the secretary.

115. **Authentication of documents**

A director or the secretary or another person appointed by the board for the purpose may authenticate documents affecting the constitution of the Company (including, without limitation, the memorandum of association and the articles) and resolutions passed by the Company or holders of a class of shares or the board or a committee of the board and books, records, documents and accounts relating to the business of the Company, and to certify copies or extracts as true copies or extracts.

SEALS

116. **Safe custody**

The board shall provide for the safe custody of every seal.

117. **Application of seals**

A seal may be used only by the authority of a resolution of the board or of a committee of the board. The board may decide who will sign an instrument to which a seal is affixed (or, in the case of a share certificate, on which the seal may be printed) either generally or in relation to a particular instrument or type of instrument. The board may also decide, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical means. Unless otherwise decided by the board:

(i) share certificates and certificates issued in respect of debentures or other securities (subject to the provisions of the relevant instrument) need not be signed or, if signed, a signature may be applied by mechanical or other means or may be printed; and

(ii) every other instrument to which a seal is affixed shall be signed by one director and by the secretary or a second director.

118. **Official seal for use abroad**

The Company may exercise the powers conferred by the Acts with regard to having an official seal for use abroad, and those powers shall be vested in the board.

DIVIDENDS AND OTHER PAYMENTS

119. **Declaration of dividends**

Subject to the Acts and the articles, the Company may by ordinary resolution declare a dividend to be paid to the members according to their respective rights and interests, but no dividend may exceed the amount recommended by the board.

120. **Interim dividends**

Subject to the Acts, the board may declare and pay such interim dividends (including, without limitation, a dividend payable at a fixed rate) as appear to it to be justified by

the profits of the Company available for distribution. No interim dividend shall be declared or paid on shares which do not confer preferred rights with regard to dividend if at the time of declaration, any dividend on shares which do confer a right to a preferred dividend is in arrear. If the board acts in good faith, it does not incur any liability to the holders of shares conferring preferred rights for a loss they may suffer by the lawful payment of an interim dividend on shares ranking after those with preferred rights.

121. **Entitlement to dividends**

(A) Except as otherwise provided by the rights attached to, or the terms of issue of shares:

(i) a dividend shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is declared and paid, but no amount paid up on a share in advance of a call may be treated for the purpose of this article as paid up on the share; and

(ii) dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

(B) Except as otherwise provided by the rights attached to shares, dividends may be declared or paid in any currency. The board may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

122. **Method of payment**

(A) The Company may pay any dividend, interest or other amount payable in respect of a share:

(i) in cash;

(ii) by cheque, warrant or money order made payable to or to the order of the person entitled to the payment (and may, at the Company's option, be crossed "account payee" where appropriate);

(iii) by a bank or other funds transfer system to an account designated in writing by the person entitled to the payment; or

(iv) by such other method as the person entitled to the payment may in writing direct.

(B) The Company may send a cheque, warrant or money order by post (i) in the case of a sole holder, to his registered address; (ii) in the case of joint holders, to the registered address of the person whose name stands first in the register, (iii) in the case of a

person or persons entitled by transmission to a share, as if it were a notice given in accordance with article 138; or (iv) in any case, to a person and address that the person or persons entitled to the payment may in writing direct.

(C) Where a share is held jointly or two or more persons are jointly entitled by transmission to a share; (i) the Company may pay any dividend, interest or other amount payable in respect of that share to any one joint holder, or any one person entitled by transmission to the share and in either case that holder or person may give an effective receipt for the payment; and (ii) for any of the purposes of this article 122, the Company may rely in relation to a share on the written direction or designation of any one joint holder of the share, or any one person entitled by transmission to the share.

(D) Every cheque, warrant or money order sent by post is sent at the risk of the person entitled to the payment. If payment is made by bank or other funds transfer, by means of a relevant system or by another method at the direction of the person entitled to payment, the Company is not responsible for amounts lost or delayed in the course of making that payment.

(E) Without prejudice to article 68, the board may withhold payment of a dividend (or part of a dividend) payable to a person entitled by transmission to a share until he has provided such evidence of his right as the board may reasonably require.

123. **Dividends not to bear interest**

No dividend or other amount payable by the Company in respect of a share bears interest as against the Company unless otherwise provided by the rights attached to the share.

124. **Calls or debts may be deducted from dividends etc.**

The board may deduct from a dividend or other amounts payable to a person in respect of a share amounts due from him to the Company on account of a call or otherwise in relation to a share.

125. **Unclaimed dividends etc.**

Any unclaimed dividend, interest or other amount payable by the Company in respect of a share may be invested or otherwise made use of by the board for the benefit of the Company until claimed. A dividend unclaimed for a period of 12 years from the date it was declared or became due for payment is forfeited and ceases to remain owing by the Company. The payment of an unclaimed dividend, interest or other amount payable by the Company in respect of a share into a separate account does not constitute the Company a trustee in respect of it.

126. **Uncashed dividends**

If, in respect of a dividend or other amount payable in respect of a share, on any one occasion:

(i) a cheque, warrant or money order is returned undelivered or left uncashed, or

(ii) a transfer made by a bank or other funds transfer system is not accepted,

and reasonable enquiries have failed to establish another address or account of the person entitled to the payment, the Company is not obliged to send or transfer a dividend or other amount payable in respect of that share to that person until he notifies the Company of an address or account to be used for that purpose. If the cheque, warrant or money order is returned undelivered or left uncashed or transfer not accepted on two consecutive occasions, the Company may exercise this power without making any such enquiries.

127. **Payment of dividends in specie**

Without prejudice to article 68, the board may, with the prior authority of an ordinary resolution of the Company, direct that payment of a dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid-up shares or debentures of another company. Where a difficulty arises in connection with the distribution, the board may settle it as it thinks fit and in particular, without limitation, may: (i) issue fractional certificates (or ignore fractions), (ii) fix the value for distribution of the specific assets (or any part of them), (iii) decide that a cash payment be made to a member on the basis of the value so fixed, in order to secure equality of distribution, and (iv) vest assets in trustees on trust for the persons entitled to the dividend as seems expedient to the board.

128. **Payment of scrip dividends**

(A) Subject to the Acts, but without prejudice to article 68, the board may, with the prior authority of an ordinary resolution of the Company, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or ordinary shares in either case credited as fully paid (**"new shares"**) instead of cash in respect of all or part of a dividend or dividends specified by the resolution, subject to any exclusions, restrictions or other arrangements the board may in its absolute discretion deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements of a recognised regulatory body or a stock exchange in, any territory.

(B) Where a resolution under article 128(A) is to be proposed at a general meeting and the resolution relates in whole or in part to a dividend to be declared at that meeting, then the resolution declaring the dividend is deemed to take effect at the end of that meeting.

(C) A resolution under article 128(A) may relate to a particular dividend or to all or any dividends declared or paid within a specified period, but that period may not end later than the beginning of the fifth annual general meeting following the date of the meeting at which the resolution is passed.

(D) The board shall determine the basis of allotment of new shares so that, as nearly as may be considered convenient without involving rounding up of fractions, the value of

the new shares (including a fractional entitlement) to be allotted (calculated by reference to the average quotation, or the nominal value of the new shares, if greater) equals (disregarding an associated tax credit) the amount of the dividend which would otherwise have been received by the holder (the "**relevant dividend**"). For this purpose the "**average quotation**" of each of the new shares is or shall be as determined by or in accordance with the resolution under article 128(A). A certificate or report by the auditors as to the value of the new shares to be allotted in respect of any dividend shall be conclusive evidence of that amount.

(E) The board may make any provision it considers appropriate in relation to an allotment made or to be made pursuant to this article (whether before or after the passing of the resolution under article 128(A)), including, without limitation:

(i) the giving of notice to holders of the right of election offered to them;

(ii) the provision of forms of election (whether in respect of a particular dividend or dividends generally);

(iii) determination of the procedure for making and revoking elections;

(iv) the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective; and

(v) the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned).

(F) The dividend (or that part of the dividend in respect of which a right of election has been offered) is not declared or payable on shares in respect of which an election has been duly made (the "**elected shares**"); instead new shares are allotted to the holders of the elected shares on the basis of allotment calculated as in paragraph (D). For that purpose, the board may resolve to capitalise out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to the holders of the elected shares. A resolution of the board capitalising part of the reserves has the same effect as if the board had resolved to effect the capitalisation with the authority of an ordinary resolution of the Company pursuant to article 129. In relation to the capitalisation the board may exercise all the powers conferred on it by article 129 without an ordinary resolution of the Company.

(G) The new shares rank pari passu in all respects with each other and with the fully-paid shares of the same class in issue on the record date for the dividend in respect of which the right of election has been offered, but they will not rank for a dividend or other distribution or entitlement which has been declared or paid by reference to that record date.

129. **Capitalisation of profits**

Subject to the Acts, the board may, with the authority of an ordinary resolution of the Company:

(i) resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(ii) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amount of ordinary shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(a) paying up the amounts (if any) for the time being unpaid on shares held by them respectively, or

(b) paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(iii) make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the board may deal with the fractions as it thinks fit, including issuing fractional certificates, disregarding fractions or selling shares or debentures representing the fractions to a person for the best price reasonably obtainable and distributing the net proceeds of the sale in due proportion amongst the members (except that if the amount due to a member is less than £3, or such other sum as the board may decide, the sum may be retained for the benefit of the Company);

(iv) authorise a person to enter (on behalf of all the members concerned) an agreement with the Company providing for either:

(a) the allotment to the members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(b) the payment by the Company on behalf of the members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares,

an agreement made under the authority being effective and binding on all those members; and

(v) generally do all acts and things required to give effect to the resolution.

130. **Record dates**

Notwithstanding any other provision of the articles, but subject to the Acts and rights attached to shares, the Company or the board may fix any date as the record date for a dividend, distribution, allotment or issue. The record date may be on or at any time before or after a date on which the dividend, distribution, allotment or issue is declared, made or paid.

ACCOUNTS

131. **Keeping and inspection of accounts**

(A) The board shall ensure that accounting records are kept in accordance with the Acts.

(B) The accounting records shall be kept at the office or, subject to the Acts, at another place decided by the board and shall be available during business hours for the inspection of the directors and other officers. No member (other than a director or other officer) has the right to inspect an accounting record or other document except if that right is conferred by the Acts or he is authorised by the board or by an ordinary resolution of the Company.

132. **Accounts to be sent to members etc.**

(A) In respect of each financial year, a copy of the Company's annual accounts, directors' report and auditors' report on those accounts shall be sent by post or delivered to:

(i) every member (whether or not entitled to receive notices of general meetings),

(ii) every holder of debentures (whether or not entitled to receive notices of general meetings), and

(iii) every other person who is entitled to receive notices of general meetings,

not less than 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the Acts. This article does not require copies of the documents to which it applies to be sent or delivered to:

(a) a member or holder of debentures of whose address the Company is unaware, or

(b) more than one of the joint holders of shares or debentures.

(B) Where permitted by the Acts, a summary financial statement derived from the Company's annual accounts and the directors' report and auditors' report in the form and containing the information prescribed by the Acts may be sent or delivered to a

person so electing in place of the documents required to be sent or delivered by article 132(A).

NOTICES

133. **Notices to be in writing or in electronic communication**

A notice to be given to or by a person pursuant to the articles (other than a notice convening a meeting of the board or a committee of the board) shall be in writing or in an electronic communication and sent or delivered to an address for the time being notified for that purpose to the person giving the notice.

134. **Service of notices and other documents on members**

(A) A notice or other document may be given to a member by the Company:

(i) personally; or

(ii) by sending it by post in a pre-paid envelope addressed to the member at his registered address;

(iii) or by leaving it at that address (or at another address notified for the purpose) in an envelope addressed to the member; or

(iv) by giving it by electronic communication to an address for the time being notified to the Company by the member for that purpose; or

(v) by any other means authorised in writing by the member concerned.

(B) A notice of general meeting may, instead of being sent to the member in any of the ways specified in paragraph (A) above, be given to a member by the Company by publishing the notice on a web site, provided that the following conditions are met:

(i) the member and the Company have agreed that notices of general meetings may be accessed by the member on a web site instead of being sent to the member in one of the ways specified in paragraph (A) above; and

(ii) the member is given a notification, in the manner agreed for the time being between the member and the Company, containing the following information:

(a) the fact that the notice has been published on the web site;

(b) the address of the web site;

(c) the place on the web site where the notice may be accessed and how it may be accessed;

(d) a statement that it concerns a notice of general meeting served in accordance with the Act;

(e) the place, date and time of the general meeting; and

(f) whether the general meeting is to be an annual or extraordinary general meeting.

(C) A notice given under this paragraph (B) is deemed to be given at the time of the notification under sub-paragraph (B)(ii).

(D) In the case of joint holders of a share, a notice or other document shall be given to whichever of them is named first in the register in respect of the joint holding and notice given in this way is sufficient notice to all joint holders.

(E) If a member (or, in the case of joint holders, the person first named in the register) has a registered address outside the United Kingdom but has notified the Company of an address in the United Kingdom at which notices or other documents may be given to him, he is entitled to have notices given to him at that address, but otherwise no such member or person is entitled to receive a notice or other document from the Company.

135. Notice by advertisement

If by reason of the suspension or curtailment of postal services in the United Kingdom the Company is unable effectively to convene a general meeting by notices sent by post to those members who have not notified an address for electronic communications pursuant to article 134(A)(iv), the board may, in its absolute discretion and as an alternative to any other method of service permitted by the articles, resolve to convene a general meeting by a notice advertised in at least one United Kingdom national newspaper. In this case the Company shall send confirmatory copies of the notice by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

136. Evidence of service

(A) A notice or other document addressed to a member at his registered address or address for service in the United Kingdom is, if sent by post, deemed to be given within 24 hours if pre-paid as first class post and within 48 hours if pre-paid as second class post after it has been posted, and in proving service it is sufficient to prove that the envelope containing the notice or document was properly addressed, pre-paid and posted.

(B) Proof that a notice contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given.

(C) A notice contained in an electronic communication sent in accordance with the articles other than a notice given under article 134(B) (to which the provisions of that article apply) is deemed to be given at the expiration of 48 hours after the time it was sent.

(D) A notice or document not sent by post but left at a registered address or address for service in the United Kingdom is deemed to be given on the day it is left.

(E) Where notice is given by newspaper advertisement, the notice is deemed to be given to all members and other persons entitled to receive it at noon on the day when the advertisement appears or, where notice is given by more than one advertisement and the advertisements appear on different days, at noon on the last of the days when the advertisements appear.

(F) A notice or other document served or delivered by the Company by any other means authorised in writing by the member concerned is deemed to be served when the Company has taken the action it has been authorised to take for that purpose.

(G) A member present in person or by proxy at a meeting or of the holders of a class of shares is deemed to have received due notice of the meeting and, where required, of the purposes for which it was called.

137. **Notice binding on transferees etc.**

A person who becomes entitled to a share by transmission, transfer or otherwise is bound by a notice in respect of that share (other than a notice served by the Company under section 212 of the Act) which, before his name is entered in the register, has been properly served on a person from whom he derives his title.

138. **Notice in case of entitlement by transmission**

Where a person is entitled by transmission to a share, the Company may give a notice or other document to that person as if he were the holder of a share by addressing it to him by name or by the title of representative of the deceased or trustee of the bankrupt member (or by similar designation) at an address in the United Kingdom supplied for that purpose by the person claiming to be entitled by transmission. Until an address has been supplied, a notice or other document may be given in any manner in which it might have been given if the death or bankruptcy or other event had not occurred. The giving of notice in accordance with this article is sufficient notice to any other person interested in the share.

MISCELLANEOUS

139. **Destruction of documents**

(A) The Company may destroy:

(i) a share certificate which has been cancelled at any time after one year from the date of cancellation;

(ii) a mandate for the payment of dividends or other amounts or a variation or cancellation of a mandate or a notification of change of name or address at any time after two years from the date the mandate, variation, cancellation or notification was recorded by the Company;

(iii) an instrument of transfer of shares (including a document constituting the renunciation of an allotment of shares) which has been registered at any time after six years from the date of registration; and

(iv) any other document on the basis of which any entry in the register is made at any time after six years from the date an entry in the register was first made in respect of it.

(B) It is presumed conclusively in favour of the Company that every share certificate destroyed was a valid certificate validly cancelled, that every instrument of transfer destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed was a valid and effective document in accordance with the recorded particulars in the books or records of the Company, but:

(i) the provisions of this article apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of the document is relevant to a claim;

(ii) nothing contained in this article imposes on the Company liability in respect of the destruction of a document earlier than provided for in this article or in any case where the conditions of this article are not fulfilled; and

(iii) references in this article to the destruction of a document include reference to its disposal in any manner.

140. **Winding up**

On a voluntary winding up of the company the liquidator may, on obtaining any sanction required by law, divide among the members in kind the whole or any part of the assets of the company, whether or not the assets consist of property of one kind or of different kinds, and vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he, with the like sanction, shall determine. For this purpose the liquidator may set the value he deems fair on a class or classes of property, and may determine on the basis of that valuation and in accordance with the then existing rights of members how the division is to be carried out between members or classes of members. The liquidator may not, however, distribute to a member without his consent an asset to which there is attached a liability or potential liability for the owner.

141. **Indemnity of officers and power to purchase insurance**

(A) Subject to the Acts, but without prejudice to an indemnity to which he may otherwise be entitled, every person who is or was a director, alternate director or secretary of the Company shall be and shall be kept indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him in the proper execution of his duties or the proper exercise of his powers, authorities and discretions including, without limitation, a liability incurred:

(i) defending proceedings (whether civil or criminal) in which judgment is given in his favour or in which he is acquitted, or which are otherwise disposed of without a finding or admission of material breach of duty on his part, or

(ii) in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

(B) Subject to the Acts, the board may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is or was:

(i) a director, alternate director, secretary or auditor of the Company or of a company which is or was a subsidiary undertaking of the Company or in which the Company has or had an interest (whether direct or indirect), or

(ii) trustee of a retirement benefits scheme or other trust in which a person referred to in article 141(B)(i) is or has been interested,

indemnifying him against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company.

NAMES AND ADDRESSES OF SUBSCRIBERS

Janet Elvidge
For and on behalf of
Clifford Chance Nominees Limited
200 Aldersgate Street
London EC1A 4JJ

Remi Ladega
For and on behalf of
Clifford Chance Secretaries Limited
200 Aldersgate Street
London EC1A 4JJ

DATED this 17 day of July 2003.

WITNESS to the above signatures:

DENISE WEST
200 Aldersgate Street
London EC1A 4JJ

RECEIVED
2004 SEP -9 A 11:
OFFICE OF INTERNAT...
CORPORATE FI...

1.3 CERTIFICATE THAT A PUBLIC COMPANY IS ENTITLED TO DO BUSINESS AND BORROW

CERTIFICATE THAT A PUBLIC COMPANY IS ENTITLED TO DO BUSINESS AND BORROW

Company No. **4841085**

I hereby certify that the provisions of section 117(1) of the Companies Act 1985 have been complied with in relation to

ASTRO ALL ASIA NETWORKS PLC

and that the company is entitled to do business and borrow

Given under my hand at Companies House, Cardiff the **10th September 2003**

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 16/9/03
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

[signature]

An Authorised Officer

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

RECEIVED
2004 SEP -9 A 11:39
OFFICE
CORPORATE FINANCE

117

Application by a public company for certificate to commence business

Company Number 4841085

Company Name in full ASTRO ALL ASIA NETWORKS plc

applies for a certificate that it is entitled to do business and exercise borrowing powers, and, for that purpose,

I, LIM LAY FONG

of 39, JALAN SL 6/9, BANDAR BARU SUNGAI LONG,
JALAN CHERAS, KAJANG, SELANGOR, MALAYSIA

● Please delete as appropriate.

● ~~[a director]~~[the secretary] of the above company do solemnly and sincerely declare that:-

1. the aggregate nominal value of the company's allotted share capital is not less than £50,000

2. the aggregate amount paid up on the allotted share capital of the company at the time of this application is £ 50,000

3. the ● ~~[estimated]~~ amount of the preliminary expenses of the company is £ 1,000

● Please insert the name(s) of person(s) by whom expenses paid or payable.

● ASTRO ALL ASIA NETWORKS plc
10 UPPER BANK STREET
LONDON
E14 5JJ

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street
London
E14 5JJ

VXC/M4075-201 Tel 020 7006 1000
DX number 149120 DX exchange CANARY WHARF 3

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

L08LVD70
LD3 0479
COMPANIES HOUSE 09/09/03

● [4a. no amount or benefit has been paid or given or is intended to be paid or given to any of the promoters of the company]

● ~~[4b. the amount or benefit paid or given or intended to be paid or given to any promoter of the company is:]~~

● Please delete as appropriate.

Promoter No 1;

The amount paid or intended to be paid	£
Any benefit given or intended to be given	
The consideration for such payment or benefit	

Promoter No 2;

The amount paid or intended to be paid	£
Any benefit given or intended to be given	
The consideration for such payment or benefit	

Promoter No 3;

The amount paid or intended to be paid	£
Any benefit given or intended to be given	
The consideration for such payment or benefit	

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature [signature]

Declared at Kuala Lumpur, Malaysia
BOX 337, BLOCK D, LOT D8, 2ND/3RD FLOOR, KL PLAZA, NO 179
JALAN BUKIT BINTANG, 55100

Day	Month	Year
04	09	2003

● Please print name.

before me ● CHUA LIANG HONG

Signed [signature] Date 04/09/03.

A Commissioner for Oaths or Notary Public or Justice of the Peace or Solicitor

CHUA LIANG HONG
NOTARY PUBLIC
KUALA LUMPUR
WEST MALAYSIA

978496

1.4 RETURN OF ALLOTMENT OF SHARES

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	22	10	2003			

Class of shares (ordinary or preference etc)			ORDINARY
Number allotted			224,809,885
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			£0.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: KHAZANAH NASIONAL BERHAD Address: 22ND FLOOR, MENARA DATO ONN, PUSAT DAGANGAN DUNIA PUTRA, 41 JALAN TUN ISMAIL, 50480 KUALA LUMPUR MALAYSIA UK Postcode	Class of shares allotted: ORDINARY	Number allotted: 224,809,885
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed LIM LAY FONG [signature] Date 23.10.2003

A XXXXX secretary / XXXXXXXXX XXXXXXXXXXXXXX/ XXXXXXXXXX / XXXXX *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Limited Liability Partnership / CC SECS LTD [MI]	
10 Upper Bank Street, London, E14 5JJ	
Lon-1/978185 VXC/M4075-201	Tel 020 7006 1000
DX number 149120	DX exchange Canary Wharf 3 978192

Package: 'Laserform'
by Laserform International Ltd.

RECEIVED
2004 SEP -9 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	10	2003			

Class of shares *(ordinary or preference etc)*			ORDINARY
Number allotted			83,400,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share *(including any share premium)*			Malaysian RM3.65*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.15690 British Pounds Sterling.

Malaysian RM 3.65 per share = 0.572685 pence per share.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

LD3 COMPANIES HOUSE 0338 24/10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MALAYSIAN CENTRAL DEPOSITORY NOMINEES SDN. BHD.	Class of shares allotted	Number allotted
Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN 50200 KUALA LUMPUR, MALAYSIA	ORDINARY	83,400,000
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed LIM LAY FONG [signature] Date 23.10.2003.

A XXXXX secretary / XXXXXXXXXXXXXXXXXXXXXX / XXXXXXXXXX / XXXXX

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Limited Liability Partnership / CC SECS LTD. [ ]	
10 Upper Bank Street, London, E14 5JJ	
Lon-1/978185 VXC/M4075-201	Tel 020 7006 1000
DX number 149120	DX exchange Canary Wharf 3

978192

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

3

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day 22 Month 10 Year 2003	To: Day Month Year

Class of shares (ordinary or preference etc)			ORDINARY
Number allotted			425,000,000
Nominal value of each share			£0.10
Amount (if any) paid or due on each share (including any share premium)			Malaysian RM4.06*

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

*Exchange rate is 1 Malaysian Ringgit (RM) = 0.15690 British Pounds Sterling.

Malaysian RM 4.06 per share = 0.637014 pence per share.

LD8 COMPANIES HOUSE 0339 24/10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: MALAYSIAN CENTRAL DEPOSITORY NOMINEES SDN. BHD. Address: 6TH FLOOR, EXCHANGE SQUARE, BUKIT KEWANGAN, 50200 KUALA LUMPUR, MALAYSIA UK Postcode	ORDINARY	425,000,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed LIM LAY FONG [signature] Date 23.10.2003.

A XXXXX secretary / XXXXXXXX XXXXXXXXXXXXX/ XXXXXXXXXX / XXXXX *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Limited Liability Partnership / CC SECS LTD. [MI]	
10 Upper Bank Street, London, E14 5JJ	
Lon-1/978185 VXC/M4075-201	Tel 020 7006 1000
DX number 149120	DX exchange Canary Wharf 3 978192

7

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

RECEIVED

AMENDED

This form supercedes the previously filed form 88(2)

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 20 Month 09 Year 2003	Day Month Year

Class of shares (ordinary or preference etc)	REDEEMABLE AND CONVERTIBLE PREFERENCE (SERIES I)	REDEEMABLE AND CONVERTIBLE PREFERENCE (SERIES II)	ORDINARY
Number allotted	53,947,368	103,947,368	1,185,548,556
Nominal value of each share	£0.01	£0.01	£0.10
Amount (if any) paid or due on each share (including any share premium)	see below	see below	see below

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%	100%	100%

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract ...)

The consideration on the Preference (Series I) of 1p each, Preference (Series II) of 1p each and Ordinary shares of 10p each being a 1:1 share for share exchange with the shares of AAAN (Bermuda) Limited, a company incorporated in Bermuda.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

978192

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name: KHAZANAH NASIONAL BERHAD Address: 22ND FLOOR, MENARA DATO ONN, PUSAT DAGANGAN DUNIA PUTRA, 41, JALAN TUN ISMAIL 50480 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY PREFERENCE (SERIES I) PREFERENCE (SERIES II)	189,019,133 53,947,368 103,947,368
Name: BERKAT NUSANTARA SDN BHD Address: LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	54,005,466
Name: NUSANTARA CEMPAKA SDN BHD Address: LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	54,005,466
Name: NUSANTARA DELIMA SDN BHD Address: LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	54,005,466
Name: MUJUR NUSANTARA SDN BHD Address: LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	6,172,051

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed Lim Lay Fong [signature] Date 22.10.2003

A XXXXX secretary / XXXXXXXX XXXXXXXXXXXXX / XXXXXXXXXX / XXXXX *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Limited Liability Partnership
10 Upper Bank Street, London, E14 5JJ
Lon-1/978185 VXC/M4075-201 Tel 020 7006 1000
DX number 149120 DX exchange Canary Wharf 3 978192

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: PACIFIC BROADCAST SYSTEMS N.V. Address: c/o LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR, MALAYSIA UK Postcode	ORDINARY	54,005,466
Name: SOUTHPAC INVESTMENTS LIMITED N.V. Address: c/o LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR, MALAYSIA UK Postcode	ORDINARY	54,005,466
Name: HOME VIEW LIMITED N.V. Address: c/o LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR, MALAYSIA UK Postcode	ORDINARY	54,005,466
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Signed Lim Lay Fong [signature] Designation Secretary Date 22.10.2003

CLIFFORD
CHANCE

LIMITED LIABILITY PARTNERSHIP

4841085

THE PERSONS NAMED IN SCHEDULE 1

AND

ASTRO ALL ASIA NETWORKS plc

AGREEMENT
FOR THE SALE AND PURCHASE OF CERTAIN SHARES IN
AAAN (Bermuda) Limited
(formerly named ASTRO ALL ASIA NETWORKS Limited)

CONTENTS

THIS AGREEMENT is made on 20th day of September, 2003

BETWEEN:

(1) **THE TRANSFERORS** listed in column 1 of Schedule 1 (each a "**Transferor**" and collectively, the "**Transferors**"); and

(2) **ASTRO ALL ASIA NETWORKS plc**, a company incorporated in England and Wales (registered no. 4841085), whose registered office is at 10 Upper Bank Street, London E14 5JJ (the "**Transferee**").

INTRODUCTION

(A) AAAN (Bermuda) Limited (formerly ASTRO ALL ASIA NETWORKS Limited) is an exempted company incorporated with limited liability in Bermuda and having its registered office at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda (the "**Company**").

(B) Each Transferor wishes to sell and transfer its respective Transferor Shares (as defined below) to the Transferee and the Transferee wishes to purchase the same on the terms and conditions of this Agreement.

THE PARTIES AGREE as follows:

1. **INTERPRETATION**

1.1 In this Agreement:

"**Act**" means the Companies Act 1985;

"**Company**" has the meaning given in Recital A;

"**Completion**" means completion of the sale and purchase of the Transferor Shares in accordance with this Agreement;

"**Consideration Shares**" means the number and class of shares in the Transferee set out in column 3 of schedule 1;

"**Encumbrance**" means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect;

"**Representation**" means any representation, statement, assurance, covenant, undertaking indemnity, guarantee or commitment (whether contractual or otherwise);

"**Transferor Shares**" means the number and class of shares of the Transferor set out in column 2 of schedule 1; and

"**Warranty**" means a statement contained in schedule 3 and "**Warranties**" means all those statements.

1.2 In this Agreement, a reference to:

1.2.1 a "**subsidiary undertaking**" or "**parent undertaking**" is to be construed in accordance with section 258 of the Act and to a "**subsidiary**" or "**holding company**" is to be construed in accordance with section 736 of the Act;

1.2.2 a "**party**" is to a party to this Agreement (and includes the successors or permitted assigns of a party) and references to the "**parties**" shall be construed accordingly;

1.2.3 a "**person**" includes a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality);

1.2.4 a clause, paragraph or schedule, unless the context otherwise requires, is a reference to a clause or paragraph of, or schedule to, this Agreement;

1.2.5 the "**winding-up**" or "**administration**" of a company or corporation shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company or corporation is incorporated or organised or any jurisdiction in which such company or corporation carries on business including the seeking of liquidation, winding-up, reorganisation, dissolution, administration, arrangement with creditors, protection or relief from debtors;

1.2.6 "**£**" is to the lawful currency of the United Kingdom; and

1.2.7 "**US$**" is to the lawful currency of the United States of America.

1.3 The headings in this Agreement are for ease of reference and do not affect its interpretation.

2. **SALE AND PURCHASE**

2.1 Subject to the terms of this Agreement, each Transferor shall sell with full title guarantee the Transferor Shares set out against its name and the Transferee shall buy the same and each right attaching to those Transferor Shares at or after the date of this Agreement, free of any Encumbrance.

2.2 The consideration for the purchase of the Transferor Shares shall be the allotment to each Transferor of the Consideration Shares set out against its name credited as fully paid.

2.3 When created by the Transferee, the Consideration Shares shall have equivalent rights, and be subject to equivalent restrictions as the corresponding Transferor Shares so that the economic interests of the relevant Transferor as at the date of this Agreement are preserved.

2.4 Each Transferor waives all rights of pre-emption and other restrictions on transfer over any Transferor Shares conferred on it and shall procure that all such rights conferred on any other person are waived no later than Completion so as to permit the sale and purchase of its respective Transferor Shares.

3. **COMPLETION**

3.1 Subject to the provisions of this clause 3, Completion shall take place at All Asia Broadcast Centre, Technology Park Malaysia, Lebuhraya Puchong-Sungai Besi, Bukit Jalil, Kuala Lumpur, Malaysia immediately after the execution of this Agreement by all the parties.

3.2 At Completion, the Transferee and each Transferor shall do all those things respectively required of them in schedule 2.

3.3 The Transferee is not obliged to complete this Agreement unless:

3.3.1 each Transferor complies with all its obligations under clause 3 and schedule 2; and

3.3.2 the purchase of all of the Transferor Shares is completed simultaneously (although completion of the purchase of some of the Transferor Shares does not affect the Transferee's rights in connection with the others).

4. **WARRANTIES**

4.1 Each Transferor severally warrants to the Transferee that each Warranty is true, accurate and not misleading at the date of this Agreement.

5. **RELIANCE AND INVESTIGATIONS**

5.1 Each party acknowledges that:

5.1.1 it has entered into this Agreement in reliance upon such tax, accounting, regulatory, legal and financial advice as it deems necessary and not upon any view expressed by another party, except those express representations and agreements set forth in this Agreement and the transactions contemplated hereby;

5.1.2 it fully understands its rights and obligations under this Agreement and the transactions contemplated hereby; and

5.1.3 it has such sophistication, knowledge and experience in financial and business matters that it is capable of evaluating the merits, risks and suitability of entering into this Agreement.

6. **ANNOUNCEMENTS**

6.1 Subject to clause 6.2, no party may, before or after Completion, make or send a public announcement, communication or circular concerning the transactions referred to in this Agreement unless it has first obtained each other party's written consent, which may not be unreasonably withheld or delayed.

6.2 Clause 6.1 does not apply to:

6.2.1 a public announcement, communication or circular required by law, by a rule of a listing authority by which that party's shares are listed, a stock exchange on which that party's shares are listed or traded or by a governmental authority or

other authority with relevant powers to which that party is subject or submits, whether or not the requirement has the force of law, provided that the public announcement, communication or circular shall so far as is practicable be made after consultation with the affected party and after taking into account the reasonable requirements of the affected party as to its timing, content and manner of making or despatch; or

6.2.2 any disclosure required to be made by the Transferee pursuant to any law, regulations or guidelines in connection with an initial public offering and listing of its shares on a recognised stock exchange.

6.3 For the purposes of Clause 6.2, the parties agree to the description of the transactions referred to in this Agreement as may be set out in any prospectus published by the Transferee in connection with the listing of its shares on the Kuala Lumpur Stock Exchange without consulting any other party or taking into account their comments in relation thereto.

7. FURTHER ASSURANCE

Each party shall promptly do and execute, or arrange for the doing and executing of, each necessary act, document and thing another party may reasonably request to implement this Agreement.

8. COSTS

Except where this Agreement or the relevant document provides otherwise, the Transferee shall pay its own costs, and the reasonable costs of each Transferor, relating to the negotiation, preparation, execution and performance of this Agreement and of each document referred to in it.

9. GENERAL

9.1 A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each of the parties.

9.2 The failure to exercise or delay in exercising a right or remedy provided by this Agreement or by law does not impair or constitute a waiver of the right or remedy or an impairment of or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

9.3 Each party's rights and remedies contained in this Agreement are cumulative and not exclusive of rights or remedies provided by law.

9.4 If, at any time, any provision hereof is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

9.5 Except to the extent that they have been performed and except where this Agreement provides otherwise, the obligations contained in this Agreement remain in force after Completion.

9.6 Each provision of this Agreement is severable and distinct from the others. The parties intend that every such provision shall be and remain valid and enforceable to the fullest extent permitted by law. If any such provision is or at any time becomes to any extent invalid, illegal or unenforceable under any enactment or rule of law, it shall to that extent be deemed not to form part of this Agreement but (except to that extent in the case of that provision) it and all other provisions of this Agreement shall continue in full force and effect and their validity, legality and enforceability shall not be thereby affected or impaired.

10. **ENTIRE AGREEMENT**

10.1 This Agreement constitutes the entire agreement and supersedes any previous agreements between the parties relating to the subject matter of this Agreement.

10.2 The Transferee acknowledges and represents that it has not relied on or been induced to enter into this Agreement by a Representation given by the Transferors other than the Warranties or otherwise as set out in this Agreement.

10.3 The Transferor is not liable to the Transferees for a Representation that is not set out in this Agreement.

10.4 Nothing in this clause 10 shall have the effect of limiting or restricting any liability arising as a result of any fraud, wilful misconduct or wilful concealment.

11. **ASSIGNMENT**

No party shall assign, transfer or create any trust in respect of, or purport to assign, transfer or create any trust in respect of, any of its rights or obligations under this Agreement other than to an undertaking which is, on or at any time after the date of this Agreement, a subsidiary undertaking or parent undertaking of that party or a subsidiary undertaking of a parent undertaking of that party (each a "**Relevant Undertaking**") provided that if such undertaking ceases to be a Relevant Undertaking it shall firstly assign, transfer or vest such rights or obligations to another Relevant Undertaking of that party.

12. **THIRD PARTY RIGHTS**

Any person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any terms of this Agreement.

13. **NOTICES**

13.1 A notice or other communication under or in connection with this Agreement (a "**Notice**") shall be:

13.1.1 in writing;

13.1.2 in the English language; and

13.1.3 delivered personally or sent by first class post pre-paid recorded delivery (and air mail if overseas) or faxed to the party due to receive the Notice to the address and fax number set out below or to another address or fax number as any person may specify by notice in writing to the other.

13.2 The address and fax number of the parties for the purpose of this clause 13 is:

13.2.1 for the Transferee:

ASTRO ALL ASIA NETWORKS plc
10 Upper Bank Street
London
E14 5JJ

Fax: +44 (0) 20 7006 5555
Marked for the attention of: Clifford Chance Secretaries Limited

13.2.2 for each Transferor:

the address and fax number set out against its name in column 4 of Schedule 1.

13.3 Unless there is evidence that it was received earlier, a Notice is deemed given if:

13.3.1 delivered personally, when left at the address referred to in clause 13.2;

13.3.2 sent by mail, except air mail, two Business Days after posting it;

13.3.3 sent by air mail, six Business Days after posting it; and

13.3.4 sent by fax, when confirmation of its transmission has been recorded by the sender's fax machine.

14. **COUNTERPARTS**

This Agreement may be executed in any number of counterparts each of which when executed and delivered is an original, but all the counterparts together shall constitute one and the same instrument.

15. **GOVERNING LAW AND JURISDICTION**

15.1 This Agreement is governed by English law.

15.2 Subject to clause 15.4, the courts of England have exclusive jurisdiction to settle any dispute arising from or connected with this Agreement (a "**Dispute**") including a dispute regarding the existence, validity or termination of this Agreement or the consequences of its nullity.

15.3 The parties agree that the courts of England are the most appropriate and convenient courts to settle any Dispute and, accordingly, that they will not argue to the contrary.

15.4 The parties agree that the documents which start any proceedings relating to a Dispute ("**Proceedings**") and any other documents required to be served in relation to those Proceedings may be served on any party in accordance with clause 13. These documents

may, however, be served in any other manner allowed by law. This clause applies to all Proceedings wherever started.

15.5 Each Transferor agrees that documents which start any Proceedings (and any other documents required to be served in relation to those Proceedings) may be served in accordance with clause 13.2.2. These documents may, however, be served in any other manner allowed by law. This clause applies to proceedings in England and elsewhere.

SCHEDULE 1

TRANSFERORS, TRANSFEROR SHARES AND CONSIDERATION SHARES

In this Schedule:

"**Ordinary Shares**" means ordinary shares of US$0.10 each in the capital of the Company;

"**RCPS**" means redeemable convertible preference shares;

"**Series I RCPS**" means Series I RCPS of £0.01 each in the capital of the Transferee;

"**Series II RCPS**" means Series II RCPS of £0.01 each in the capital of the Transferee;

"**Series B RCPS**" means Series B RCPS of US$0.01 each in the capital of the Company;

"**Series C RCPS**" means Series C RCPS of US$0.01 each in the capital of the Company; and

"**UK Ordinary Shares**" means ordinary shares of £0.10 each in the capital of the Transferee.

Transferor	Number and class of Transferor Shares	Number and class of Consideration Shares	Correspondence Address and Fax Number
Khazanah Nasional Berhad (Company No. 275505-K)	189,019,133 Ordinary Shares 53,947,368 Series B RCPS 103,947,368 Series C RCPS	189,019,133 UK Ordinary Shares 53,947,368 Series I RCPS 103,947,368 Series II RCPS	22nd Floor, Menara Dato Onn, Pusat Dagangan Dunia Putra 41, Jalan Tun Ismail 50480 Kuala Lumpur Malaysia Fax: +603-4041 6340
Berkat Nusantara Sdn Bhd (Company No. 286772-M)	54,005,466 Ordinary Shares	54,005,466 UK Ordinary Shares	Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur Malaysia Fax: +603-2380 6560
Nusantara Cempaka Sdn Bhd (Company No. 286769-M)	54,005,466 Ordinary Shares	54,005,466 UK Ordinary Shares	Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur Malaysia Fax: +603-2380 6560

Nusantara Delima Sdn Bhd (Company No. 288788-V)	54,005,466 Ordinary Shares	54,005,466 UK Ordinary Shares	Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur Malaysia Fax: +603-2380 6560
Mujur Nusantara Sdn Bhd (Company No. 344869-K)	6,172,051 Ordinary Shares	6,172,051 UK Ordinary Shares	Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur Malaysia Fax: +603-2380 6560
Gerak Nusantara Sdn Bhd (Company No. 288603-P)	3,600,365 Ordinary Shares	3,600,365 UK Ordinary Shares	Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur Malaysia Fax: +603-2380 6560
Sanjung Nusantara Sdn Bhd (Company No. 288522-P)	5,657,721 Ordinary Shares	5,657,721 UK Ordinary Shares	Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur Malaysia Fax: +603-2380 6560
Usaha Tegas Entertainment Systems Sdn Bhd (Company No. 252755-X)	90,534,101 Ordinary Shares	90,534,101 UK Ordinary Shares	Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur Malaysia Fax: +603-2380 6560
All Asia Media Equities Ltd (Company No. 34068)	389,085,872 Ordinary Shares	389,085,872 UK Ordinary Shares	c/o Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur Malaysia Fax: +603 2380 6560
Ujud Cergas Sdn Bhd	5,143,373 Ordinary Shares	5,143,373 UK Ordinary Shares	Level 39, Menara Maxis, Kuala Lumpur

(Company No. 393307-T)			City Centre, 50088 Kuala Lumpur Malaysia Fax: +603-2380 6560
Metro Ujud Sdn Bhd (Company No. 393295-U)	2,571,686 Ordinary Shares	2,571,686 UK Ordinary Shares	Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur Malaysia Fax: +603-2380 6560
Mujur Sanjung Sdn Bhd (Company No. 377258-V)	2,571,686 Ordinary Shares	2,571,686 UK Ordinary Shares	Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur Malaysia Fax: +603-2380 6560
Prisma Gergasi Sdn Bhd (Company No. 354964-K)	2,571,686 Ordinary Shares	2,571,686 UK Ordinary Shares	Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur Malaysia Fax: +603-2380 6560
Ujud Murni Sdn Bhd (Company No. 393816-U)	2,571,686 Ordinary Shares	2,571,686 UK Ordinary Shares	Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur Malaysia Fax: +603-2380 6560
East Asia Broadcast Network Systems N.V. (Company No. 64911)	162,016,400 Ordinary Shares	162,016,400 UK Ordinary Shares	c/o Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur Malaysia Fax: +603-2380 6560
Pacific Broadcast Systems N.V. (Company No. 64778)	54,005,466 Ordinary Shares	54,005,466 UK Ordinary Shares	c/o Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur

			Malaysia Fax: +603-2380 6560
Southpac Investments Limited N.V. (Company No. 73929)	54,005,466 Ordinary Shares	54,005,466 UK Ordinary Shares	c/o Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur Malaysia Fax: +603-2380 6560
Home View Limited N.V. (Company No. 73933)	54,005,466 Ordinary Shares	54,005,466 UK Ordinary Shares	c/o Level 39, Menara Maxis, Kuala Lumpur City Centre, 50088 Kuala Lumpur Malaysia Fax: +603-2380 6560

SCHEDULE 2

COMPLETION REQUIREMENTS

1. **Transferors' obligations**

1.1 At Completion, each Transferor shall deliver to the Transferee:

1.1.1 a duly executed transfer in respect of each of its Transferor Shares and the share certificate(s) for its Transferor Shares;

1.1.2 as evidence of the authority of each person executing a document referred to in this schedule on a Transferor's behalf:

(a) a copy of the resolution of the board of directors of the Transferor duly passed by the directors of that Transferor (or a duly constituted committee thereof) authorising the execution by that Transferor of the document and, where such execution is authorised by a committee of the board of directors of the Transferor, a copy of the minutes of a duly held meeting of the directors constituting such committee or the relevant extract thereof; or

(b) a copy of the power of attorney conferring the authority

in each case certified to be true by a director or the secretary of that Transferor; and

1.1.3 any waiver, consent, release or other document necessary to give the Transferee or its nominee(s) full legal and beneficial ownership of the Transferor Shares.

2. **Transferee's obligations**

2.1 At Completion, the Transferee shall:

2.1.1 convene a meeting of its board of directors or, alternatively, arrange for its directors to sign a written board resolution, for the purposes of approving:

(a) a members' written resolution to (i) increase the authorised share capital of the Transferee to permit the allotment of all the Consideration Shares and (ii) authorise the directors to allot the same;

(b) the allotment and issuance to each Transferor of its respective Consideration Shares; and

2.1.2 deliver to each of the Transferors:

(a) as evidence of the authority of each person executing a document referred to in this schedule on the Transferee's behalf:

(i) a copy of the minutes of a duly held meeting of the directors of the Transferee (or a duly constituted committee thereof) or,

alternatively, a copy of the duly signed written resolution of the board of directors authorising the execution by the Transferee of the document and, where such execution is authorised by a committee of the board of directors of the Transferee, a copy of the minutes of a duly held meeting of the directors constituting such committee or the relevant extract thereof; or

(ii) a copy of the power of attorney conferring the authority,

in each case certified to be a true copy by a director or the secretary of the Transferee; and

(b) a share certificate in respect of that Transferor's respective Consideration Shares, duly sealed or executed by two directors or one director and the Secretary of the Transferee.

SCHEDULE 3

WARRANTIES

1. CAPACITY AND AUTHORITY

1. **Incorporation and existence**

1.1 The Transferor is a corporation duly organised and validly existing under the laws of its jurisdiction of incorporation with power to enter into this Agreement and to exercise its rights and obligations hereunder.

1.2 **Right, power, authority and action**

1.2.1 The Transferor has done, fulfilled or performed all corporate or other acts, conditions and things required to be done, fulfilled and performed in order to:

(a) enable it lawfully to enter into, exercise its rights under and perform and comply with the obligations expressed to be assumed by it in this Agreement;

(b) ensure that the obligations expressed to be assumed by it in this Agreement are legal, valid, binding and enforceable; and

(c) make this Agreement admissible in evidence in its jurisdiction of incorporation.

1.3 No Transferor has taken any corporate action nor have any other steps or legal proceedings been started or (to the best of that Transferor's knowledge and belief) threatened against the Transferor for its winding-up, dissolution, administration or re-organisation (whether by voluntary arrangement, scheme of arrangement or otherwise) or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of it or of any or all of its assets or revenues.

1.4 The execution of this Agreement and the Transferor's exercise of its rights and its performance of its respective obligations hereunder do not and will not:

1.4.1 conflict in any material respect with any agreement, mortgage, bond or other instrument or treaty to which it is a party or which is binding upon it or any of its assets;

1.4.2 conflict with its constitutive documents; or

1.4.3 conflict with any applicable law, regulation or official or judicial order.

1.5 No action or administrative proceeding of or before any court or agency which is reasonably likely to be adversely determined and if so would be likely to have a material adverse effect on that party's ability to perform its obligations under this Agreement has been started or (to the best of its knowledge and belief) threatened.

2. **SHARES**

2.1 The Transferor is the full legal and beneficial owner of its respective Transferor Shares.

2.2 There is no Encumbrance, and there is no agreement, arrangement or obligation to create or give an Encumbrance, in relation to any of the Transferor Shares. No person has claimed to be entitled to an Encumbrance in relation to any of the Transferor Shares.

EXECUTED by the parties:

Signed by Dato' Anwar Bin Aji)
For and on behalf of)
KHAZANAH NASIONAL BERHAD)

Signed by)
For and on behalf of)
BERKAT NUSANTARA SDN BHD)

Signed by)
For and on behalf of)
NUSANTARA CEMPAKA SDN BHD)

Signed by)
For and on behalf of)
NUSANTARA DELIMA SDN BHD)

Signed by)
For and on behalf of)
MUJUR NUSANTARA SDN BHD)

Signed by)
For and on behalf of)
GERAK NUSANTARA SDN BHD)

Signed by)
For and on behalf of)
SANJUNG NUSANTARA SDN BHD)

Signed by)
For and on behalf of)
ALL ASIA MEDIA EQUITIES LTD.)

EXECUTED by the parties:

Signed by)
For and on behalf of)
KHAZANAH NASIONAL BERHAD)

Signed by Hj Affendi Bin Tun Hj Mohd Fuad Stephens)
For and on behalf of)
BERKAT NUSANTARA SDN BHD)

Signed by Hj Affendi Bin Tun Hj Mohd Fuad Stephens)
For and on behalf of)
NUSANTARA CEMPAKA SDN BHD)

Signed by Hj Affendi Bin Tun Hj Mohd Fuad Stephens)
For and on behalf of)
NUSANTARA DELIMA SDN BHD)

Signed by Hj Affendi Bin Tun Hj Mohd Fuad Stephens)
For and on behalf of)
MUJUR NUSANTARA SDN BHD)

Signed by Hj Affendi Bin Tun Hj Mohd Fuad Stephens)
For and on behalf of)
GERAK NUSANTARA SDN BHD)

Signed by Hj Affendi Bin Tun Hj Mohd Fuad Stephens)
For and on behalf of)
SANJUNG NUSANTARA SDN BHD)

Signed by Chan Chee Beng)
For and on behalf of)
ALL ASIA MEDIA EQUITIES LTD.)

Signed by Andrew Philip Bolam)
For and on behalf of)
USAHA TEGAS ENTERTAINMENT)
SYSTEMS SDN BHD)

Signed by Andrew Philip Bolam)
For and on behalf of)
UJUD CERGAS SDN BHD)

Signed by Andrew Philip Bolam)
For and on behalf of)
METRO UJUD SDN BHD)

Signed by Andrew Philip Bolam)
For and on behalf of)
MUJUR SANJUNG SDN BHD)

Signed by Andrew Philip Bolam)
For and on behalf of)
PRISMA GERGASI SDN BHD)

Signed by Andrew Philip Bolam)
For and on behalf of)
UJUD MURNI SDN BHD)

Signed by Chan Chee Beng)
For and on behalf of)
EAST ASIA BROADCAST)
NETWORK SYSTEMS N.V.)

Signed by Chan Chee Beng)
For and on behalf of)
PACIFIC BROADCAST SYSTEMS N.V.)

Signed by Chan Chee Beng)

For and on behalf of)
SOUTHPAC INVESTMENTS)
LIMITED N.V.)

Signed by Chan Chee Beng)
For and on behalf of)
HOME VIEW LIMITED N.V.)

Signed by Augustus Ralph Marshall)
For and on behalf of)
ASTRO ALL ASIA NETWORKS plc)

Package: 'Laserform'
by Laserform International Ltd.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP026

Company Number 4841085

Company name in full ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	09	2003			

Class of shares *(ordinary or preference etc)*	PREFERENCE (SERIES I)	PREFERENCE (SERIES II)	ORDINARY
Number allotted	53,947,368	103,947,368	1,185,548,556
Nominal value of each share	£0.01	£0.01	£0.10
Amount (if any) paid or due on each share *(including any share premium)*	£0.01	£0.01	£0.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

978185

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: KHAZANAH NASIONAL BERHAD Address: 22ND FLOOR, MENARA DATO ONN, PUSAT DAGANGAN DUNIA PUTRA, 41, JALAN TUN ISMAIL 50480 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY PREFERENCE (SERIES I) PREFERENCE (SERIES II)	189,019,133 53,947,368 103,947,368
Name: BERKAT NUSANTARA SDN BHD Address: LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	54,005,466
Name: NUSANTARA CEMPAKA SDN BHD Address: LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	54,005,466
Name: NUSANTARA DELIMA SDN BHD Address: LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	54,005,466
Name: MUJUR NUSANTARA SDN BHD Address: LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	6,172,051

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed Lim Lay Fong Date 20 SEPTEMBER 2003

A XXXXX secretary / XXXXXXXX XXXXXXXXXXXXXX XXXXXXXXXX / XXXXX Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Limited Liability Partnership	
10 Upper Bank Street, London, E14 5JJ	
Lon-1/978185 VXC/M4075-201	Tel 020 7006 1000
DX number 149120	DX exchange Canary Wharf 3 978185

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

Return of Allotment of Shares

Form 88(2) continuation sheet no: 1

Company Number 4841085

Company name in full ASTRO ALL ASIA NETWORKS plc

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: GERAK NUSANTARA SDN BHD Address: LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	3,600,365
Name: SANJUNG NUSANTARA SDN BHD Address: LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	5,657,721
Name: USAHA TEGAS ENTERTAINMENT SYSTEMS SDN BHD Address: LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	90,534,101
Name: ALL ASIA MEDIA EQUITIES LTD Address: C/O LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	389,085,872

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: UJUD CERGAS SDN BHD Address: LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	5,143,373
Name: METRO UJUD SDN BHD Address: LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	2,571,686
Name: MUJUR SANJUNG SDN BHD Address: LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	2,571,686
Name: PRISMA GERGASI SDN BHD Address: LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	2,571,686
Name: UJUD MURNI SDN BHD Address: LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	2,571,686
Name: EAST ASIA BROADCAST NETWORK SYSTEMS N.V. Address: C/O LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	162,016,400

Signed Lim Lay Fong (signature) Designation SECRETARY Date 20 September 2003

Package: 'Laserform'
by Laserform International Ltd.

Return of Allotment of Shares

Form 88(2) continuation sheet no: 2

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company name in full ASTRO ALL ASIA NETWORKS PLC

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: PACIFIC BROADCAST SYSTEMS N.V. Address: C/O LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	54,005,466
Name: SOUTHPAC INVESTMENTS LIMITED N.V. Address: C/O LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	54,005,466
Name: HOME VIEW LIMITED N.V. Address: C/O LEVEL 39, MENARA MAXIS, KUALA LUMPUR CITY CENTRE, 50088 KUALA LUMPUR MALAYSIA UK Postcode	ORDINARY	54,005,466
Name: Address: UK Postcode		

978192

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

RECEIVED
2004 SEP -9 A 11:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Company Number 4841085

Company name in full ASTRO ALL ASIA NETWORKS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day	Month	Year	To: Day	Month	Year
	03	09	2003			

Class of shares *(ordinary or preference etc)*	PREFERENCE		
Number allotted	49,998		
Nominal value of each share	£1		
Amount (if any) paid or due on each share *(including any share premium)*	£49,998		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

LD3 *L68LZ078* 0475
COMPANIES HOUSE 09/09/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

978491

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HOME VIEW LIMITED N.V.		
Address: KAYA W.F.G. (JOMBI), MENSING 36, CURACAO	PREFERENCE	49,998
NETHERLANDS ANTILLES		
UK Postcode		
Name:		
Address:		
UK Postcode		
Name:		
Address:		
UK Postcode		
Name:		
Address:		
UK Postcode		
Name:		
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] LIM LAY FONG Date 4 SEPTEMBER 2003

A ~~director~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited
10 Upper Bank Street, London, E14 5JJ
VXC/M4075-201/Lon-1/978491 Tel 020 7006 1000
DX number 149120 DX exchange CANARY WHARF 3

978491

RECEIVED
2004 SEP -9 A 11:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1.5 NOTICE OF CONSOLIDATION, DIVISION, SUB-DIVISION, REDEMPTION OR CANCELLATION OF SHARES OR CONVERSION, RE-CONVERSION STOCK INTO SHARES

3

COMPANIES FORM No. 122

G

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

RECEIVED
2004 SEP -9 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

122

CHFP025

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4841085

Name of company

* insert full name of company

* ASTRO ALL ASIA NETWORKS plc

gives notice that:

In accordance with the company's articles of association the 49,998 redeemable preference shares held by Home View Limited N.V. had been redeemed by the company on 22 October 2003 at par.

THE NOMINAL VALUE OF EACH REDEEMABLE SHARE IS £1.00.

† insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Lim Lay Fong   Designation† Secretary   Date 25. 03. 2004

Presentor's name address and reference (if any):

Clifford Chance Secretaries Ltd
10 Upper Bank Street
London

E14 5JJ

For official Use
General Section

LD4 COMPANIES HOUSE 0363 20/04/04

LD2 COMPANIES HOUSE 0092 06/04/04

COMPANIES FORM No. 122

G

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHFP025

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4841085

Name of company

* insert full name of company

* ASTRO ALL ASIA NETWORKS plc

gives notice that:

Pursuant to a resolution dated 20 September 2003 (a copy of which is attached hereto) all the issued and authorised but unissued ordinary shares of £1.00 each in the capital of the Company were sub-divided into new ordinary shares of 10p each in the capital of the Company.

† Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Lim Lay Fong Designation† SECRETARY Date 20 September 2003

Presentor's name address and reference (if any):
Clifford Chance Secretaries
10 Upper Bank Street
London
E14 5JJ

VXC/M4075-201
Lon-1/978176

For official Use
General Section
Post room

L24Z1OYU
LD5 0182
COMPANIES HOUSE 06/10/03

Laserform 978176

Company No. 4841085

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTIONS IN WRITING

of

ASTRO ALL ASIA NETWORKS plc
(the "Company")

In accordance with the Company's articles of association, we, being all the members of the Company who would, at the date of these resolutions, have been entitled to vote upon them as if they had been proposed at a general meeting of the Company at which we were present, RESOLVE to pass the following written resolutions:

(1) THAT the following changes be made to the share capital of the Company:

(A) all ordinary shares of £1.00 each in the capital of the Company, whether issued or authorised but unissued, shall be and are hereby sub-divided and converted into ordinary shares of £0.10 each in the capital of the Company;

(B) the authorised share capital of the Company be increased from £99,998 to £301,628,945.36 by the creation of:

(1) a further 2,999,500,000 ordinary shares of £0.10 each in the capital of the Company;

(2) 53,947,368 "Series I" redeemable convertible preference shares of £0.01 each in the capital of the Company; and

(3) 103,947,368 "Series II" redeemable convertible preference shares of £0.01 each in the capital of the Company,

each with the rights and subject to the restrictions set out in the articles of association of the Company as proposed to be adopted by resolution (3);

(2) THAT the directors be generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £301,628,945.36 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) five years from the date of the passing of this resolution, but the Company may before such expiry make an offer or agreement

which would or might require relevant securities to be allotted after expiry of this authority and the directors may allot relevant securities in pursuance of that offer or agreement as if the authority conferred by this resolution had not expired; and

(3) THAT the Company adopt new articles of association (in compliance with the Kuala Lumpur Stock Exchange Listing Requirements) and amend the objects clause of its memorandum of association primarily to permit the Company to transact business in Malaysia in the form annexed hereto.

Dated 20 September 2003

Signed ____________________
LIM LAY FONG

Signed ____________________
LIEW WEI YEE

Signed ____________________
For And On Behalf Of
HOME VIEW LIMITED N.V.

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

ASTRO ALL ASIA NETWORKS plc

1. The Company's name is "ASTRO ALL ASIA NETWORKS plc".[1]

2. The Company is to be a public company.

3. The Company's registered office is to be situated in England and Wales with a place of business in Malaysia.

4. The Company's objects are:

(A) (i) To act as an investment holding company and to carry on business in Malaysia and to co-ordinate the business of any companies in which the Company is for the time being interested, and to acquire (whether by original subscription, tender, purchase, exchange or otherwise) the whole of or any part of the stock, shares, debentures, debenture stocks, bonds and other securities issued or guaranteed by a body corporate constituted or carrying on business in any part of the world or by a government sovereign ruler, commissioners, public body or authority and to hold the same as investments, and to sell, exchange, carry and dispose of the same.

(ii) To carry on business as a general commercial company and to carry on any trade or business whatsoever.

(iii) To provide services of all descriptions.

(B) To enter into contracts, agreements and arrangements with any person for the carrying out by that person on behalf of the Company of any object for which the Company is formed.

(C) To acquire, undertake and carry on the whole or any part of the business, property and liabilities of any person carrying on any business which may in the opinion of the directors be capable of being conveniently carried on, or calculated directly or indirectly

[1] The Company was incorporated on 22 July 2003 under the name of CARDBROOK plc. It changed its name by special resolution on 23 July 2003 to ASTRO ALL ASIA NETWORKS plc.

to enhance the value of or make profitable any of the Company's property or rights, or any property suitable for the purposes of the Company.

(D) To enter into any arrangement with a government or authority, whether national, international, supreme, municipal, local or otherwise, that may in the opinion of the directors be conducive to any object of the Company, and to obtain from that government or authority any right, privilege or concession which in the opinion of the directors is desirable, and to carry out, exercise and comply with that arrangement, right, privilege or concession.

(E) To apply for, purchase and by other means acquire, protect, prolong and renew any patent, patent right, brevet d'invention, licence, secret process, invention, trade mark, service mark, copyright, registered design, protection, concession and right of the same or similar effect or nature, and to use, turn to account, manufacture under and grant licences and privileges in respect of those things, and to spend money in experimenting with, testing, researching, improving and seeking to improve any of those things.

(F) To acquire an interest in, amalgamate with and enter into partnership or any arrangement for the sharing of profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person, or with any employees of the Company. To lend money to, guarantee the contracts of, and otherwise assist that person or those employees, and to take and otherwise acquire an interest in that person's shares or other securities and to sell, hold, re-issue, with or without guarantee, and otherwise deal with those shares or other securities.

(G) To lend money to, subsidise and assist any person, to act as agents for the collection, receipt and payment of money and generally to act as agents and brokers for and perform services for any person, and to undertake and perform sub-contracts.

(H) To enter into any guarantee or contract of indemnity or suretyship, and to provide security, including, without limitation, the guarantee and provision of security for the performance of the obligations of or the payment of any money (including, without limitation, capital, principal, premiums, dividends, interest, commissions, charges, discount and any related costs or expenses whether on shares or other securities) by any person including, without limitation, any body corporate which is for the time being the Company's holding company, the Company's subsidiary, a subsidiary of the Company's holding company or any person which is for the time being a member or otherwise has an interest in the Company or is associated with the Company in any business or venture, with or without the Company receiving any consideration or advantage (whether direct or indirect), and whether by personal covenant or mortgage, charge or lien over all or part of the Company's undertaking, property, assets or uncalled capital (present and future) or by other means. For the purposes of paragraph (H) "guarantee" includes any obligation, however described, to pay, satisfy, provide funds for the payment or satisfaction of (including, without limitation, by advance of money, purchase of or subscription for shares or other securities and purchase of assets or services), indemnify against the consequences of default in the payment of, or otherwise be responsible for, any indebtedness of any other person.

(I) To promote, finance and assist any person for the purpose of acquiring all or any of the property, rights and undertaking or assuming the liabilities of the Company, or for any other purpose which may in the opinion of the directors directly or indirectly benefit the Company, and in that connection to place, guarantee the placing of, underwrite, subscribe for and otherwise acquire all or any part of the shares or other securities of a body corporate.

(J) To pay out of the funds of the Company all or any expenses which the Company may lawfully pay of or incidental to the formation, registration, promotion and advertising of and raising money for the Company and the issue of its shares or other securities, including, without limitation, those incurred in connection with the advertising and offering of its shares or other securities for sale or subscription, brokerage and commissions for obtaining applications for and taking, placing, underwriting or procuring the underwriting of its shares or other securities.

(K) To remunerate any person for services rendered or to be rendered to the Company, including, without limitation, by cash payment or by the allotment of shares or other securities of the Company, credited as paid up in full or in part.

(L) To purchase, take on lease, exchange, hire and otherwise acquire any real or personal property and any right or privilege over or in respect of it.

(M) To receive money on deposit on any terms the directors think fit.

(N) To invest and deal with the Company's money and funds in any way the directors think fit.

(O) To lend money and give credit with or without security.

(P) To borrow, raise and secure the payment of money in any way the directors think fit, including, without limitation, by the issue of debentures and other securities, perpetual or otherwise, charged on all or any of the Company's property (present and future) or its uncalled capital, and to purchase, redeem and pay off those securities.

(Q) To remunerate any person for services rendered or to be rendered in placing, assisting and guaranteeing the placing and procuring the underwriting of any share or other security of the Company or of any person in which the Company may be interested or proposes to be interested, or in connection with the conduct of the business of the Company, including, without limitation, by cash payment or by the allotment of shares or other securities of the Company, credited as paid up in full or in part.

(R) To acquire, hold, dispose of, subscribe for, issue, underwrite, place, manage assets belonging to others which include, advise on, enter into contracts or transactions in relation to or involving and in any other way deal with or arrange dealings with or perform any service or function in relation to (as applicable): shares, stocks, debentures, loans, bonds, certificates of deposit and other instruments creating or acknowledging indebtedness, government, public or other securities, warrants, certificates representing securities or other obligations, units in collective investment schemes, options, futures, spot or forward contracts, contracts for differences or other investments or obligations, currencies, interest rates, precious metals or other commodities, any index (whether

related in any way to any of the foregoing or otherwise), any right to, any right conferred by or any interest or any obligation in relation to any of the foregoing and any financial instrument or product deriving from or in any other way relating to any of the foregoing or of any nature whatsoever, and any transaction which may seem to be convenient for hedging the risks associated with any of the foregoing.

(S) To co-ordinate, finance and manage the business and operation of any person in which the Company has an interest.

(T) To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(U) To sell, lease, exchange, let on hire and dispose of any real or personal property and the whole or part of the undertaking of the Company, for such consideration as the directors think fit, including, without limitation, for shares, debentures or other securities, whether fully or partly paid up, of any person, whether or not having objects (altogether or in part) similar to those of the Company. To hold any shares, debentures and other securities so acquired, and to improve, manage, develop, sell, exchange, lease, mortgage, dispose of, grant options over, turn to account or otherwise deal with all or any part of the property or rights of the Company.

(V) To adopt any means of publicising and making known the businesses, services and products of the Company as the directors think fit, including, without limitation, advertisement, publication and distribution of notices, circulars, books and periodicals, purchase and exhibition of works of art and interest and granting and making of prizes, rewards and donations.

(W) To support, subscribe to and contribute to any charitable or public object and any institution, society and club which may be for the benefit of the Company or persons who are or were directors, officers or employees of the Company, its predecessor in business, any subsidiary of the Company or any person allied to or associated with the Company, or which may be connected with any town or place where the Company carries on business. To subsidise and assist any association of employers or employees and any trade association. To grant pensions, gratuities, annuities and charitable aid and to provide advantages, facilities and services to any person (including any director or former director) who may have been employed by or provided services to the Company, its predecessor in business, any subsidiary of the Company or any person allied to or associated with the Company and to the spouses, children, dependants and relatives of those persons and to make advance provision for the payment of those pensions, gratuities and annuities by establishing or acceding to any trust, scheme or arrangement (whether or not capable of approval by the relevant tax authorities under any relevant legislation) the directors think fit, to appoint trustees and to act as trustee of any trust, scheme or arrangement, and to make payments towards insurance for the benefit of those persons and their spouses, children, dependants and relatives.

(X) To establish and contribute to any scheme for the purchase or subscription by trustees of shares or other securities of the Company to be held for the benefit of the employees of the Company, any subsidiary of the Company or any person allied to or associated with

the Company, to lend money to those employees or to trustees on their behalf to enable them to purchase or subscribe for shares or other securities of the Company and to formulate and carry into effect any scheme for sharing the profits of the Company with employees.

(Y) To apply for, promote and obtain any Act of Parliament and any order or licence of any government department or authority (including, without limitation, the Department of Trade and Industry) to enable the Company to carry any of its objects into effect, to effect any modification of the Company's constitution and for any other purpose which the directors think fit, and to oppose any proceeding or application which may in the opinion of the directors directly or indirectly prejudice the Company's interests.

(Z) To establish, grant and take up agencies, and to do all other things the directors may deem conducive to the carrying on of the Company's business as principal or agent, and to remunerate any person in connection with the establishment or granting of an agency on the terms and conditions the directors think fit.

(AA) To distribute among the shareholders in specie any of the Company's property and any proceeds of sale or disposal of any of the Company's property and for that purpose to distinguish and separate capital from profits, but no distribution amounting to a reduction of capital may be made without any sanction required by law.

(BB) To purchase and maintain insurance for the benefit of any person who is or was an officer or employee of the Company, a subsidiary of the Company or a company in which the Company has or had an interest (whether direct or indirect) or who is or was trustee of any retirement benefits scheme or any other trust in which any officer or employee or former officer or employee is or has been interested, indemnifying that person against liability for negligence, default, breach of duty or breach of trust or any other liability which may lawfully be insured against.

(CC) To amalgamate with any other person and to procure the Company to be registered or recognised in any part of the world.

(DD) To carry on business as manufacturers, builders and suppliers of and dealers in goods of all kinds, and as mechanical, general, electrical, marine, radio, electronic, aeronautical, chemical, petroleum, gas, civil and constructional engineers, and manufacturers, importers and exporters of, dealers in machinery, plant and equipment of all descriptions and component parts thereof, forgings, castings, tools, implements, apparatus and all other articles and things.

(EE) To carry on the businesses in any part of the world as importers, exporters, buyers, sellers, distributors and dealers and to win, process and work produce of all kinds.

(FF) To carry on the following businesses, namely, contractors, garage proprietors, filling station proprietors, owners and charterers of road vehicles, aircraft and ships and boats of every description, lightermen and carriers of goods and passengers by road, rail, water or air, forwarding transport and commission agents, customs agents, stevedores, wharfingers, cargo superintendents, packers, warehouse storekeepers, cold store keepers, hotel proprietors, caterers, publicans, consultants, advisers, financiers, bankers,

advertising agents, insurance brokers, travel agents, ticket agents and agency business of all kinds and generally to provide entertainment for and render services of all kinds to others and to carry on any other trade or business which can in the opinion of the directors be advantageously carried on by the Company in connection with or ancillary to any of the businesses of the Company.

(GG) To buy, sell, manufacture, repair, alter, improve, manipulate, prepare for market, let on hire, and generally deal in all kinds of plant, machinery, apparatus, tools, utensils, materials, produce, substances, articles and things for the purpose of any of the businesses specified in clause 4, or which may be required by persons having, or about to have, dealings with the Company.

(HH) To build, construct, maintain, alter, enlarge, pull down, remove and replace any buildings, shops, factories, offices, works, machinery and engines; and to work, manage and control these things.

(II) To do all or any of the things provided in any paragraph of clause 4:

(ii) in any part of the world;

(iii) as principal, agent, contractor, trustee or otherwise;

(iv) by or through trustees, agents, subcontractors or otherwise; and

(v) alone or with another person or persons.

(JJ) To do all things that are in the opinion of the directors incidental or conducive to the attainment of all or any of the Company's objects, or the exercise of all or any of its powers.

(KK) The objects specified in each paragraph of clause 4 shall, except where otherwise provided in that paragraph, be regarded as independent objects, and are not limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company. None of the paragraphs of clause 4 or the objects or powers specified or conferred in or by them is deemed subsidiary or ancillary to the objects or powers mentioned in any other paragraph. The Company has as full a power to exercise all or any of the objects and powers provided in each paragraph as if each paragraph contained the objects of a separate company.

(LL) In clause 4, a reference to:

(vi) a "person" includes a reference to a body corporate, association or partnership whether domiciled in the United Kingdom or elsewhere and whether incorporated or unincorporated;

(vii) the "Act" is, unless the context otherwise requires, a reference to the Companies Act 1985, as modified or re-enacted or both from time to time; and

(viii) a "subsidiary" or "holding company" is to be construed in accordance with section 736 of the Act.

5. The liability of the members is limited.

6. The Company's authorised share capital is £301,628,945.36 divided into 3,000,000,000 ordinary shares of £0.10 each, 49,998 redeemable preference shares of £1.00 each, 53,947,368 "Series I" redeemable convertible preference shares of £0.01 each and 103,947,368 "Series II" redeemable convertible preference shares of £0.01 each.

WE, the subscribers to this memorandum of association wish to be formed into a company pursuant to this memorandum and we agree to take the number of shares in the capital of the company shown opposite our respective names.

NAMES AND ADDRESSES OF SUBSCRIBERS	Number of shares taken by each subscriber
Janet Elvidge For and on behalf of Clifford Chance Nominees Limited 200 Aldersgate Street London EC1A 4JJ	ONE
Remi Ladega For and on behalf of Clifford Chance Secretaries Limited 200 Aldersgate Street London EC1A 4JJ	ONE

DATED the 17 day of July 2003.

WITNESS to the above signatures:

DENISE WEST
200 Aldersgate Street
London EC1A 4JJ

Company No. 4841085

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

ASTRO ALL ASIA NETWORKS plc

(Adopted by special resolution passed on 20 September 2003)

CONTENTS

RECEIVED
2004 SEP -8 A 11:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

(Adopted by special resolution passed on 20 September 2003)

OF

ASTRO ALL ASIA NETWORKS plc[1]

PRELIMINARY

1. **Interpretation**

(A) In these articles:

"**Act**" means the Companies Act 1985;

"**Acts**" means the Act and all statutes and subordinate legislation made thereunder for the time being in force concerning companies and affecting the Company;

"**address**" means, in relation to electronic communications, any number or address used for the purpose of such communications;

"**Affiliate**" means, in relation to any person, any Related Corporation of such person or any company, individual, partnership, trust or other entity directly or indirectly Controlling, Controlled by or under direct or indirect common Control, in each case, whether in law or in fact, with such person;

"**articles**" means these articles of association as altered from time to time;

"**auditors**" means the auditors from time to time of the Company;

"**board**" means the board of directors from time to time of the Company or the directors present at a duly convened meeting of the directors at which a quorum is present;

"**Central Depositories Act**" means the Malaysian Securities Industry (Central Depositories) Act 1991;

"**Central Depository**" means the Malaysian Central Depository Sdn. Bhd.;

"**certificated**" means, in relation to a share, a share which is not in uncertificated form or a Deposited Security;

[1] The Company was incorporated on 22 July 2003 under the name of CARDBROOK plc. It changed its name by special resolution on 23 July 2003 to ASTRO ALL ASIA NETWORKS plc.

"**clear days**" means, in relation to a period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"**communication**" has the same meaning as in the Electronic Communications Act 2000;

"**Company**" means ASTRO ALL ASIA NETWORKS plc;

"**company**" includes any body corporate (not being a corporation sole) or association of persons, whether or not a company within the meaning of the Act;

"**Control**" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, and the terms "**Controlling**", "**Controlled by**" and "**under common Control with**" shall be construed accordingly;

"**director**" means a director of the Company;

"**Depositor**" means a holder of a Securities Account as defined by the Central Depositories Act;

"**Deposited Security**" means a security standing to the credit of a Securities Account and includes a security in a Securities Account that is in suspense;

"**electronic signature**" means any signature in electronic form which the board of directors requires to be incorporated into or otherwise associated with an electronic communication for the purpose of establishing the authenticity or integrity of the communication;

"**electronic communications**" has the same meaning as in the United Kingdom Electronic Communications Act 2000;

"**Encumbrance**" means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect;

"**entitled by transmission**" means, in relation to a share, entitled as a consequence of the death or bankruptcy of a member or of another event giving rise to a transmission of entitlement by operation of law;

"**executed**" includes, in relation to a document, execution under hand or under seal or by any other method permitted by law;

"**extraordinary resolution**" means a resolution passed by a majority of not less than three-fourths of such members as (being entitled to do so) vote in person or, where proxies are allowed, by proxy, at a general meeting of which not less than twenty-one clear days' notice, specifying the intention to propose the resolution as an extraordinary resolution has been duly given;

"**general meeting**" means any annual general meeting or extraordinary general meeting of shareholders;

"**Group**" means the Company and its subsidiaries;

"**holder**" or "**shareholder**" means, in relation to a share, the member whose name is entered in the Register as the holder of that share;

"**Managing Director**" means the principal executive officer of the Company for the time being by whatever name called who is an executive director of the Company;

"**market day**" means any day between Monday and Friday which is not a market holiday of the Stock Exchange or any public holiday in Kuala Lumpur;

"**member**" means a member of the Company;

"**office**" means the registered office of the Company pursuant to section 333 of the Malaysian Companies Act 1965;

"**ordinary shares**" means the ordinary shares of £0.10 each in the share capital of the Company;

"**ordinary shareholder**" means a holder of ordinary shares;

"**paid**", "**paid up**" and "**paid-up**" mean paid or credited as paid;

"**Public Authority**" includes:

(i) any government in any jurisdiction, whether federal, state, provincial, territorial or local; and

(ii) any minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government;

"**Related Corporation**" means, in relation to a corporation, where that corporation:

(i) is the holding company of another corporation;

(ii) is a subsidiary of another corporation; or

(iii) is a subsidiary of the holding company of another corporation,

that corporation and the other corporation shall for the purposes of these articles be deemed to be related to each other;

"**Record of Depositors**" means a record of Depositors provided by the Central Depository to the Company under the Rules;

"**Register**" means the register of members of the Company kept pursuant to section 352 of the Act and, where the context requires, any register maintained by the Company of persons holding any renounceable right of allotment of a share, or the register of members of the Company kept pursuant to section 362 of the Act or Record of Depositors;

"**RM**" means Ringgit Malaysia, the lawful currency of Malaysia;

"**RPS**" has the meaning ascribed to them in article 3(A);

"**Rules**" means the Rules of the Central Depository;

"**seal**" means the common seal of the Company or any joint, official or securities seal that the Company may have or may be permitted to have under the Acts;

"**secretary**" means the secretary of the Company and includes any joint, assistant or deputy secretary and a person appointed by the board to perform the duties of the secretary;

"**Series I RCPS**" has the meaning ascribed to them in article 3(A);

"**Series II RCPS**" has the meaning ascribed to them in article 3(A);

"**Securities Account**" means an account established by the Central Depository for a Depositor for the recording of, deposits or withdrawals of Deposited Securities and for dealings in such securities by the Depositor;

"**shares**" means ordinary shares, RPS, Series I RCPS, Series II RCPS and any other shares in the Company created from time to time;

"**special resolution**" means a resolution passed by such a majority as is required for the passing of an extraordinary resolution and at a general meeting of which not less than twenty-one clear days' notice, specifying the intention to propose the resolution as a special resolution, has been duly given;

"**Stock Exchange**" means the Kuala Lumpur Stock Exchange and/or any other stock exchange on which the shares or other securities of the Company are listed;

"**uncertificated**" means, in relation to a share, a share title to which is recorded in the Register as being held in uncertificated form and title to which, by virtue of the Uncertificated Securities Regulations, may be transferred by means of a relevant system but shall not include a Deposited Security;

"**Uncertificated Securities Regulations**" means the Uncertificated Securities Regulations 2001 of the United Kingdom as amended from time to time including any provisions of or under the Acts which alter or replace such regulations;

"**United Kingdom**" means England, Scotland, Wales and Northern Ireland;

"**US Dollar Equivalent**" means an amount in US Dollars which could be purchased by the relevant amount of RM at the midpoint of the buying and selling rates for US Dollars against RM quoted by Malayan Banking Berhad in a daily newspaper of national circulation in Malaysia on the second market day preceding the date of calculation;

"**withdrawal of Deposited Securities**" means the withdrawal of Deposited Securities standing to the credit of a Depositor in his Securities Account and the issue of the appropriate share certificates in the name of the Depositor in accordance with the Central Depositories Act and the Rules;

"**£**", "**sterling**" and "**p**" means the lawful currency of the United Kingdom from time to time; and

"**US Dollars**", "**USD**" and "**US$**" means the lawful currency of the United States of America from time to time.

(B) Words and expressions to which a particular meaning is given by the Act in force when these articles (or any part of them) are adopted have the same meaning in these articles, except where the word or expression is otherwise defined in paragraph (A). The expression "**participating security**", "**relevant system**" and "**Operator**" have the same meaning as in the Uncertificated Securities Regulations.

(C) Where an ordinary resolution of the Company is expressed to be required for any purpose, a special or extraordinary resolution is also effective for that purpose, and where an extraordinary resolution is expressed to be required for any purpose, a special resolution is also effective for that purpose.

(D) References to a "**meeting**" shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

(E) The headings in the articles do not affect the interpretation of the articles.

(F) References to a "**debenture**" include debenture stock.

(G) References to any statutory provision or statute include all amendments thereto and all subordinate legislation made thereunder. This article does not affect the interpretation of article 1(B).

2. **Table A not to apply**

No regulations contained in any statute or subordinate legislation, including the regulations contained in Table A in the schedule to the Companies (Tables A to F) Regulations 1985 (as amended), shall apply to the Company.

SHARE CAPITAL

3. **Share Capital**

(A) **Authorised capital**

The authorised share capital of the Company at the date of adoption of these articles is £301,628,945.36 divided into 3,000,000,000 ordinary shares of £0.10 each, 49,998 redeemable preference shares of £1.00 each ("**RPS**"), 53,947,368 "Series I" redeemable convertible preference shares of £0.01 each ("**Series I RCPS**") and 103,947,368 "Series II" redeemable convertible preference shares of £0.01 each ("**Series II RCPS**").

(B) **RPS**

The rights and restrictions attaching to the RPS are as follows:

(1) **Dividends**

The holders of RPS have the same rights to receive dividends as the holders of ordinary shares.

(2) **Capital**

(i) On a return of capital on winding up or otherwise (other than on redemption or purchase of shares) the Company's assets available for distribution shall be applied, first, in paying off the aggregate nominal value of the Series I RCPS and the Series II RCPS, pari passu and rateably, together with any premium which would otherwise be payable on the redemption of the Series I RCPS and the Series II RCPS, pari passu and rateably, if the Series I RCPS and Series II RCPS were redeemed on the date of the return of capital, and then secondly, in paying off the aggregate nominal value of the RPS, and after the repayment of the capital paid up on all the shares of every other class of the Company's share capital the payment of a further amount of £0.05 in respect of each RPS.

(ii) The RPS do not confer a further right to participate in the Company's assets available for distribution among the members.

(3) **Purchase and redemption**

(i) Subject to the provisions of the articles and the provision of the Acts, the Company may purchase RPS at a price which does not exceed £1 per RPS.

(ii) The Company may (subject to the articles and the provision of the Acts) redeem at par all or some of the RPS outstanding at any time provided that the RPS to be redeemed have been fully paid up.

(a) Redemption is effected by giving to the holders of the RPS to be redeemed not less than one week's notice (a "**redemption notice**").

(b) The redemption notice shall specify the RPS to be redeemed, the date fixed for redemption (the "**redemption date**") and the place at which the certificates for the RPS are to be presented for redemption, as the directors may determine.

(c) On the redemption date each holder whose RPS are to be redeemed is bound to deliver to the Company at the place stated in the redemption notice the certificate (or certificates) for those shares. On receipt, the Company shall pay to the holder (or, in the case of joint holders, to the holder whose name stands first in the Register in respect of the RPS) the redemption moneys due to him. If a certificate includes RPS not redeemable on that

occasion, a new certificate for the balance of the RPS shall be issued to the holder without charge.

(d) If a holder whose RPS are to be redeemed under this article 3(B)(3)(ii) fails to deliver the certificate (or certificates) for those RPS to the Company, the Company may retain the redemption moneys. The redemption moneys shall be paid to the holder (by cheque despatched at the holder's risk or such other means as the holder may request) within five market days of receipt of the certificate (or certificates) or an indemnity in respect of the certificate (or certificates) in a form satisfactory to the board. No person shall have a claim against the Company for interest on retained redemption moneys.

(4) **Attendance at general meetings and voting**

RPS confer no right to receive notice of or to attend and vote at general meetings unless the business of the meeting includes the consideration of a resolution for winding up the Company or any resolution which varies the rights attached to the RPS.

(5) **Variation of class rights**

The Company may from time to time create and issue further shares which rank in any respect in priority to or pari passu with the RPS or vary the rights attaching to any other shares in issue from time to time without varying or abrogating the rights of the holders of RPS.

(C) **Series I RCPS**

(1) In this article 3(C) the following definitions apply:

"IPO" means an initial public offering by the Company of its ordinary shares or depositary receipts in respect of its ordinary shares in connection with the admission to the official list of any United States of America or Malaysian securities exchange or internationally recognised securities exchange or any other securities exchange agreed to between the Company and the holder of the Series I RCPS;

"IPO Cash Redemption Amount" means the amount so specified by the Company in the IPO Cash Redemption Notice, being an amount which does not exceed a sum representing 8 per cent. per annum (compounded annually) of the sum of A and B, calculated from the date following 31 October 2003 up to the Series I Conversion Date, where:

A = the US Dollar Equivalent of RM205 million on the Series I Conversion Date; and

B = a sum representing 8 per cent. per annum (compounded annually) of A, calculated from 1 May 2001 up to 31 October 2003;

"**IPO Cash Redemption Option**" means the option of the Company to redeem in cash from the proceeds of the IPO one Series I RCPS for the IPO Cash Redemption Amount in accordance with the provisions of the articles;

"**IPO Cash Redemption Notice**" has the meaning ascribed to it in article 3(C)(16);

"**IPO Price**" means the price at which each ordinary share shall be offered to institutional investors pursuant to the IPO;

"**Post IPO Shares**" means the number of issued ordinary shares after taking into account (i) the issue of additional ordinary shares pursuant to the IPO and (ii) the issue of ordinary shares following conversion of any shares which are convertible into ordinary shares on or prior to the completion of the IPO (including, without limitation, the Series I RCPS and the Series II RCPS);

"**Series I Conversion Date**" means the date of closing of the IPO;

"**Series I Conversion Shares**" means a number of fully paid ordinary shares to be issued by the Company upon conversion of the Series I RCPS or, in the event of the exercise by the Company of the IPO Cash Redemption Option in relation to the Series I RCPS, all of the Series I RCPS except one held by each holder thereof, being the aggregate of:

(i) such number of ordinary shares as shall represent 5.550 per cent. of the nominal value of the Post IPO Shares other than those Series I Conversion Shares referred to in sub-paragraph (ii); and

(ii) such number of ordinary shares as shall be determined in accordance with the formula set out below:

AS = A/B

Where:

AS = the additional number of ordinary shares referred to in this sub paragraph (ii);

A = 8 per cent. per annum (compounded annually) of USD53,947,368 calculated from 1 May 2001 to the Series I Conversion Date less (if the Company shall exercise the IPO Cash Redemption Option in accordance with the provisions of these articles) the IPO Cash Redemption Amount; and

B = the IPO Price in US Dollars at the US Dollar Equivalent.

"**Series I Record Date**" means the date and time by which a holder of Series I RCPS would have to be registered in the Register in order to participate in the relevant distributions, dividends, rights, allotments or other entitlements;

"**Series I Redemption Amount**" means:

(i) the US Dollar Equivalent of RM205 million on the Series I Redemption Date; and

(ii) a sum representing 8 per cent. per annum of the amount referred to in (i) above, calculated from 1 May 2001 up to the Series I Redemption Date;

"**Series I Redemption Date**" means any market day on which the Company shall redeem or procure the purchase of all Series I RCPS in accordance with the provisions of this article 3(C), or in respect of any Series I RCPS to be redeemed in connection with the conversion of the Series I RCPS into the Series I Conversion Shares, the Series I Conversion Date;

"**Series I Redemption Notice**" means the notice in the form endorsed on the Series I RCPS certificate delivered by the holder of the Series I RCPS requiring the redemption of the Series I RCPS for the Series I Redemption Amount; and

"**Series I Redemption Period**" means the period commencing from the date of delivery of the Series I Redemption Notice to the Company and ending on the date which is nine months from such date.

(2) The Series I RCPS shall confer upon the holder thereof such rights and shall be issued upon such terms and conditions as are set out in this article 3(C). In respect of all rights of the holder of Series I RCPS, the provisions of this article 3(C) shall override all inconsistent provisions in these articles.

(3) The Series I RCPS shall not entitle the holder:

(i) to vote upon any resolution (other than a resolution for winding up the Company or any resolution which varies the rights attached to the Series I RCPS);

(ii) save as otherwise provided in paragraph 3(C)(17) of this article, to attend any general meeting unless the business of the meeting includes the consideration of a resolution upon which such holder is entitled to vote;

but subject as aforesaid (a) at any general meeting which the holder of the Series I RCPS is entitled to attend as aforesaid and at any class meeting of the holders of Series I RCPS on a show of hands every holder of Series I RCPS who (being an individual) is present in person or proxy or (being a corporation) is present by a representative shall have one vote and on a poll every holder of Series I RCPS who is present in person, by a representative or by proxy shall have one vote for each Series I RCPS of which he is a holder and (b) the holder of the Series I RCPS shall have the right to receive notice of any meeting of shareholders and annual reports and audited accounts of the Company and all documents and information which are forwarded to the holders of ordinary shares in such capacity.

(4) In the event of the winding up of the Company the assets of the Company available for distribution shall be applied, first, in paying off the aggregate nominal value of the Series I RCPS and the Series II RCPS, pari passu and rateably, together with any premium which would otherwise be payable on the redemption of the Series I RCPS and the Series II RCPS, pari passu and rateably, if the Series I RCPS and the Series II RCPS were redeemed on the date of the return of capital but a holder of Series I RCPS shall not be entitled to any further assets of the Company available for distribution.

(5) Subject to the provisions of the Acts, upon a holder of Series I RCPS giving to the Company the Series I Redemption Notice up to and including 31 October 2003, the Company shall be bound to redeem the whole of the Series I RCPS on any market day within the Series I Redemption Period PROVIDED THAT the Company shall be deemed to have discharged its obligation hereunder if, in lieu of redeeming the Series I RCPS, it procures another person or entity of suitable credit worthiness to be mutually agreed to between the holder of the Series I RCPS and the Company to purchase all of the Series I RCPS on any market day during a period of three months commencing on the expiry of the Series I Redemption Period for a consideration equal to the Series I Redemption Amount free from all Encumbrances and together with all rights attaching thereto as at the date of purchase or at any time thereafter.

(6) Not later than 10.00 a.m. (Malaysian time) on the Series I Redemption Date (unless this is also the Series I Conversion Date), the Company will pay to the holder of Series I RCPS by bank draft or other form acceptable to such holder the Series I Redemption Amount.

(7) The holder of Series I RCPS shall upon the redemption thereof surrender to the Company the certificate(s) for the Series I RCPS of such holder to be redeemed.

(8) Failure by the holder of Series I RCPS to surrender the certificate(s) thereof upon redemption shall not prejudice or affect the redemption of its Series I RCPS but the amount payable to such holder of Series I RCPS upon redemption shall immediately be paid by the Company into a bank account established for the purpose of holding such moneys and be held by the Company in trust for such holder of Series I RCPS and be paid to it forthwith after receipt by the Company of the certificate(s) or, if it has been lost, destroyed or misplaced, satisfactory evidence of such fact and an indemnity and release in favour of the Company in respect thereof is delivered to the Company. Payment of such moneys into such bank account shall constitute redemption.

(9) The Company shall only redeem the Series I RCPS out of (a) distributable profits (as defined in the Act) or (b) the proceeds of a fresh issue of shares made for the purpose of the redemption or otherwise in accordance with the provisions of these articles and the Acts.

(10) The holder of Series I RCPS (here the "**transferor**") may, subject to the consent of any Public Authority being obtained, transfer all of its Series I RCPS to another person who is a shareholder or any Affiliate of the transferor or MAI

Sdn Berhad, a private company incorporated in Malaysia with limited liability, or any other person to whom MAI Sdn Berhad has assigned, transferred or novated its rights and obligations under any option granted to or by MAI Sdn Berhad in respect of the Series I RCPS or (with the consent in writing of the Company) to any entity through which the transferor implements any joint venture to which the transferor is a party as at the date of such transfer, but not otherwise provided that notwithstanding anything hereinbefore contained, the holder of Series I RCPS shall not be entitled, save and except with the prior written consent of shareholders holding not less than 50 per cent. of the votes attached to the voting shares in the Company, to transfer the Series I RCPS to any person or entity which carries on any business in competition with the Company or any Affiliate of the Company.

(11) The par value of a Series I RCPS shall be deemed to have been paid in full on the date of issue and allotment of the Series I RCPS.

(12) The capital paid up on the Series I RCPS shall not be liable to cancellation or reduction save with the prior written consent of the holder of the Series I RCPS.

(13) The rights attaching to the Series I RCPS as regards conversion are as follows:

(i) All the Series I RCPS shall be automatically converted into the Series I Conversion Shares on the Series I Conversion Date. Conversion of the Series I RCPS as are due to be converted as aforesaid shall be effected in such manner as the board shall, subject to these articles and the Acts, from time to time determine.

(ii) Without prejudice to the generality of the foregoing and subject to the Acts, the conversion of any Series I RCPS to be converted as aforesaid may be effected:

(a) by the Company requiring the holder of the Series I RCPS to subscribe in cash for the Series I Conversion Shares fully paid whereupon the Company shall forthwith (i) issue the Series I Conversion Shares and (ii) apply at the Company's discretion some or all of such cash proceeds and/or the Company's distributable profits in redeeming the Series I RCPS. Any payment of subscription monies and redemption monies in accordance with this article 3(C)(13)(ii)(a) may be effected solely by way of book entry so that the holder of the Series I RCPS need not pay any cash to the Company and vice-versa in connection therewith; or

(b) in any other manner in accordance with the provisions of the Acts.

(iii) On conversion of the Series I RCPS, the holder thereof shall deliver to the Company on the Series I Conversion Date the share certificate(s) thereof PROVIDED THAT failure by a holder to deliver such

certificate(s) shall not prejudice or affect the conversion of the Series I RCPS of the holder into ordinary shares in accordance with the provisions of this article 3(C)(13).

(iv) The Series I Conversion Shares shall be issued and allotted on the Series I Conversion Date and the Company shall despatch to the persons entitled thereto within two months after the Series I Conversion Date certificates for the Series I Conversion Shares.

(v) The Series I Conversion Shares shall carry the right to receive all dividends and other distributions declared made or paid upon the ordinary shares by reference to a Series I Record Date on or after the Series I Conversion Date and shall rank pari passu in all other respects and form one class with the ordinary shares then in issue and fully paid.

(vi) If any fractions of an ordinary share shall arise on conversion of the Series I RCPS the ordinary shares representing such fractions will be aggregated and sold in the market and the net proceeds of sale will be retained for the benefit of the Company.

(14) Each of the following matters shall be deemed to be a variation of the rights attaching to the Series I RCPS and shall be prohibited except with the prior consent of the holder of the Series I RCPS:

(i) any amendment of any provision of the memorandum of association of the Company and articles which would adversely affect the rights, preferences, powers (including, without limitation, voting powers) and privileges of the holder of the Series I RCPS; or

(ii) the authorisation or issue by the Company of any share capital or grant by the Company of any rights to subscribe for or to convert securities into share capital, ranking in priority to the Series I RCPS as regards voting, dividends, redemption, liquidation, or the variation of the rights of any class of shares so as to fall within the foregoing; or

(iii) a recapitalization, reorganization, merger or consolidation or any transaction howsoever or a series of related transactions as a result of the implementation of which the then holders of voting shares in the Company shall hold less than a majority of the voting power in the Company; or

(iv) a sale conveyance or transfer of all or substantially all of the assets of the Group; or

(v) the effecting by the Company, at any time prior to 31 October 2003 of any of the matters set out below:

(a) the authorisation or issue by the Company of any share capital or grant by the Company of any rights to subscribe for or to convert securities into share capital, ranking in parity to the Series I RCPS

as regards voting, dividends, redemption, liquidation, or the variation of the rights of any class of shares so as to fall within the foregoing; or

(b) declaration or payment of any dividends on its ordinary shares or preference shares, other than such dividends as are required to be paid to the holders of any preference shares under the terms upon which such preference shares are issued; or

(c) redemption, purchase or acquisition of any of its own shares (or pay into or set aside for a sinking fund for such purpose), other than any redemption of any preference shares pursuant to the terms upon which they are issued.

PROVIDED THAT notwithstanding anything hereinbefore contained, the rights attaching to the Series I RCPS shall not be deemed to be varied by, and the consent of the holder of the Series I RCPS shall not be required for, the authorisation or issue by the Company of any shares the proceeds of which are to be applied for the purpose of redeeming the Series I RCPS in accordance with the provisions of these articles or the issue by the Company, following the receipt by it of a Series I Redemption Notice, of any securities ranking in parity to the Series I RCPS.

(15) If, while the Series I RCPS remain outstanding, the Company shall effect any capitalisation issue, or any sub-division, consolidation or reduction of its share capital or any purchase of its own shares or any other variation in its issued share capital other than pursuant to an IPO, then the number of Series I Conversion Shares shall be adjusted accordingly in such manner as shall place the holders of Series I RCPS in the same position as regards the percentage of the equity share capital of the Company which the holder of Series I RCPS shall be entitled to acquire pursuant to any conversion of the Series I RCPS under this article 3(C) and in the case of any dispute as to the manner of such adjustment the auditors of the Company (acting as experts and not arbitrators) shall determine the same at the request of either party and at their joint expense. The Company shall not take any steps in relation to its share capital as aforesaid which would have the effect of reducing the subscription price (as so adjusted) payable for each Series I Conversion Share below par.

(16) If the holder of Series I RCPS does not give to the Company a Series I Redemption Notice in accordance with the provisions of article 3(C)(5), the Company may:

(i) at any time following 31 October 2003 by giving not less than thirty days' prior written notice of its intention to redeem the whole of the Series I RCPS to the holder thereof, the Company shall be entitled and bound to redeem the whole of the Series I RCPS on the date specified in such notice (being a date not less than nine months after the giving of such notice) unless an IPO shall occur prior to the date so specified in which event the notice shall be null and void;

(ii) at any time during a period of five days preceding the Series I Conversion Date give notice to the holder of the Series I RCPS of its intention to redeem in cash from the proceeds of the IPO one Series I RCPS for the IPO Cash Redemption Amount. Such notice (the "**IPO Cash Redemption Notice**") shall specify the date on which such redemption shall take place and the IPO Cash Redemption Amount. In relation to any such redemption the provisions of paragraphs (6), (7) and (8) of this article 3(C) shall apply as if:

(a) references therein to the Series I Redemption Date were references to the date specified for the redemption of the one Series I RCPS in the IPO Cash Redemption Notice;

(b) references therein to the Series I Redemption Amount were references to the IPO Cash Redemption Amount; and

(c) otherwise mutatis mutandis.

For the avoidance of doubt, where the Company gives to the holder of the Series I RCPS an IPO Cash Redemption Notice all of the Series I RCPS of such holder (other than the one Series I RCPS which is to be redeemed for cash at the IPO Cash Redemption Amount) shall remain subject to the rights as regards conversion as specified in paragraph (13) of this article 3(C).

(17) The holder of the Series I RCPS shall have:

(i) the right to appoint a representative to attend all meetings of the board (at which such representative shall have no voting rights and shall only be an observer of the proceedings thereof) and to receive all board papers or other information provided to the directors of the Company for the purpose of such meetings;

(ii) the right to receive copies of all resolutions by the directors of the Company;

(iii) the right to appoint a representative to attend all general meetings (at which such representative shall have no voting rights but shall only be an observer of the proceedings thereof) and to receive all papers, circulars, notices or other information provided to shareholders for the purpose of such meetings; and

(iv) the right to receive copies of all resolutions of the shareholders.

PROVIDED THAT the exercise of the rights under this article 3(C)(17) shall be subject to the holder of the Series I RCPS and its representative referred to in paragraphs (17)(i) and (iii) of this article 3(C) entering into confidentiality undertakings in favour of the Company in form and substance acceptable to the Company.

(18) (i) If the Company proposes to cause its ordinary shares to be admitted to the official list of any securities exchange (other than a United States of America or Malaysian securities exchange or an internationally recognised stock exchange) in circumstances when such ordinary shares or depositary receipts in respect thereof are not admitted to the official list of any United States of America securities exchange, the holder of the Series I RCPS shall within twenty one days after it shall have received notice of the proposal (the "**Listing Proposal**") advise the Company of whether or not it agrees with the Listing Proposal.

(ii) If the holder of the Series I RCPS shall notify the Company of its agreement to the Listing Proposal in accordance with article 3(C)(18)(i) above, the securities exchange on which it is proposed to list the Company's ordinary shares thereunder shall be deemed to have been agreed to between the holder of the Series I RCPS and the Company for the purpose of these articles.

(iii) If the holder of the Series I RCPS shall notify the Company that it does not agree with the Listing Proposal, the holder of the Series I RCPS and the Company shall cause their respective chief financial officers or officers of similar standing to confer within seven days from the date of such notification to consider the respective positions of the holder of the Series I RCPS and the Company and the reasons for their respective positions with a view to resolving within a period of fourteen days their disagreement having due regard to the best interest of the Company. If the respective officers shall agree upon a resolution of the matter, the holder of the Series I RCPS and the Company shall execute a statement setting out the agreed terms and the holder of the Series I RCPS and the Company shall take all necessary steps to ensure that the agreed terms are fully and promptly carried into effect.

(D) **Series II RCPS**

(1) In this article 3(D) the following definitions apply:

"**IPO**" means an initial public offering by the Company of its ordinary shares or depositary receipts in respect of its ordinary shares in connection with the admission to the official list of the Malaysian securities exchange or any internationally recognised securities exchange; and "**IPO Price**" means the price at which each ordinary share shall be offered to institutional investors pursuant to the IPO;

"**Series II Conversion Date**" means the date of closing of the IPO;

"**Series II Conversion Shares**" means the number of fully paid ordinary shares which could be subscribed for by RM 395 million as at the Series II Conversion Date, based on the following assumptions:

(i) the date of subscription for the ordinary shares shall be the Series II Conversion Date; and

(ii) the amount to be subscribed for each ordinary share shall be 90 per cent. of the IPO Price;

"**Series II Record Date**" means the date and time by which a holder of Series II RCPS would have to be registered in the Register in order to participate in the relevant distributions, dividends, rights, allotments or other entitlements;

"**Series II Redemption Amount**" means the US Dollar Equivalent of RM395 million on the Series II Redemption Date;

"**Series II Redemption Date**" means any market day on which the Company shall redeem or procure the purchase of all Series II RCPS in accordance with these articles or, in respect of any Series II RCPS to be redeemed in connection with the conversion of the Series II RCPS into the Series II Conversion Shares, the Series II Conversion Date;

"**Series II Redemption Notice**" means the notice in the form endorsed on the Series II RCPS certificate delivered by the holder of the Series II RCPS requiring the redemption of the Series II RCPS for the Series II Redemption Amount; and

"**Series II Redemption Period**" means the period commencing from the date of delivery of the Series II Redemption Notice to the Company and ending on the date which is twelve months from such date.

(2) The Series II RCPS shall confer upon the holders thereof such rights and shall be issued upon such terms and conditions as are set out in this article 3(D). In respect of all rights of the holder of Series II RCPS, the provisions of this article 3(D) shall override all inconsistent provisions in these articles.

(3) The Series II RCPS shall not entitle the holder:

(i) to vote upon any resolution (other than a resolution for winding up the Company or any resolution which varies the rights attached to the Series II RCPS);

(ii) save as otherwise provided in paragraph (14) of this article 3(D), to attend at any general meeting unless the business of the meeting includes the consideration of a resolution upon which such holder is entitled to vote;

but subject as aforesaid (aa) at any general meeting which the holder of the Series II RCPS is entitled to attend as aforesaid and at any class meeting of the holders of Series II RCPS on a show of hands every holder of Series II RCPS who (being an individual) is present in person or proxy or (being a corporation) is present by a representative shall have one vote and on a poll every holder of Series II RCPS who is present in person, by a representative or by proxy shall have one vote for each Series II RCPS of which he is a holder and (bb) the holder of the Series II RCPS shall have the right to receive notice of any meeting of shareholders and annual reports and audited accounts of the Company and all documents and information which are forwarded to the holders of ordinary shares in such capacity.

(4) In the event of the winding up of the Company the assets of the Company available for distribution shall be applied, first, in paying off the aggregate nominal value of the Series I RCPS and the Series II RCPS, pari passu and rateably, together with any premium which would otherwise be payable on the redemption of the Series I RCPS and the Series II RCPS, pari passu and rateably, if the Series I RCPS and the Series II RCPS were redeemed on the date of the return of capital but a holder of Series II RCPS shall not be entitled to any further assets of the Company available for distribution.

(5) Subject to the provisions of the Acts if the Series II RCPS shall not have been converted to ordinary shares in the Company in accordance with the provisions of this article 3(D) prior to 18 December 2003, then upon the holder of Series II RCPS giving to the Company the Series II Redemption Notice between 18 December 2003 and 17 December 2004, the Company shall be bound to redeem the whole of the Series II RCPS on any market day within the Series II Redemption Period PROVIDED THAT the Company shall be deemed to have discharged its obligation hereunder if, in lieu of redeeming the Series II RCPS, it procures another person or entity of suitable credit worthiness to be mutually agreed to between the holder of the Series II RCPS and the Company to purchase all of the Series II RCPS on any market day during a period of twelve months from the delivery of the Series II Redemption Notice for a consideration equal to the Series II Redemption Amount free from all Encumbrances and together with all rights attaching thereto as at the date of purchase or at any time thereafter.

(6) Not later than 10.00 a.m. (Malaysian time) on the Series II Redemption Date (unless this is also the Series II Conversion Date), the Company will pay to the holder of Series II RCPS by bank draft or other form acceptable to such holder the Series II Redemption Amount.

(7) The holder of Series II RCPS shall upon the redemption thereof surrender to the Company the certificate(s) for the Series II RCPS of such holder to be redeemed.

(8) Failure by the holder of Series II RCPS to surrender the certificate(s) thereof upon redemption shall not prejudice or affect the redemption of its Series II RCPS but the amount payable to such holder of Series II RCPS upon redemption shall immediately be paid by the Company into a bank account established for the purpose of holding such moneys and be held by the Company in trust for such holder of Series II RCPS and be paid to it forthwith after receipt by the Company of the certificate(s) or, if it has been lost, destroyed or misplaced, satisfactory evidence of such fact and an indemnity and release in favour of the Company in respect thereof is delivered to the Company. Payment of such moneys into such bank account shall constitute redemption.

(9) The Company shall only redeem the Series II RCPS out of (a) distributable profits (as defined in the Act) or (b) the proceeds of a fresh issue of shares made

for the purpose of the redemption or otherwise in accordance with the provisions of these articles and the Acts.

(10) The holder of Series II RCPS (here, the "**transferor**") may, subject to the consent of any Public Authority being obtained, transfer all of its Series II RCPS to another person who is a Shareholder or any Affiliate of the transferor or Wangi Terang Sdn Bhd, a private company incorporated in Malaysia with limited liability, or any other person to whom Wangi Terang Sdn Bhd has assigned, transferred or novated its rights and obligations under any option granted to or by Wangi Terang Sdn Bhd in respect of the Series II RCPS or (with the consent in writing of the Company) to any entity through which the transferor implements any joint venture to which the transferor is a party as at the date of such transfer, but not otherwise Provided that notwithstanding anything hereinbefore contained, the holder of Series II RCPS shall not be entitled, save and except with the prior written consent of shareholders holding not less than 50 per cent. of the votes attached to the voting shares in the Company, to transfer the Series II RCPS to any person or entity which carries on any business in competition with the Company or any Affiliate of the Company.

(11) The capital paid up on the Series II RCPS shall not be liable to cancellation or reduction save with the prior written consent of the holder of the Series II RCPS.

(12) The rights attaching to the Series II RCPS as regards conversion are as follows:

(i) All the Series II RCPS shall be automatically converted into the Series II Conversion Shares on the Series II Conversion Date. Conversion of the Series II RCPS as are due to be converted as aforesaid shall be effected in such manner as the board shall, subject to these articles and the Acts, from time to time determine.

(ii) Without prejudice to the generality of the foregoing and subject to the Acts, the conversion of any Series II RCPS to be converted as aforesaid may be effected:

(a) by the Company requiring the holder of the Series II RCPS to subscribe in cash for the Series II Conversion Shares fully paid whereupon the Company shall forthwith (i) issue the Series II Conversion Shares and (ii) apply at the Company's discretion some or all of such cash proceeds and/or the Company's distributable profits in redeeming the Series II RCPS. Any payment of subscription monies and redemption monies in accordance with this article 3(D)(12)(ii)(a) may be effected solely by way of book entry so that the holder of the Series II RCPS need not pay any cash to the Company and vice-versa in connection therewith; or

(b) in any other manner in accordance with the provisions of the Acts.

(iii) On conversion of the Series II RCPS, the holder thereof shall deliver to the Company on the Series II Conversion Date the share certificate(s) thereof PROVIDED THAT failure by a holder to deliver such certificate(s) shall not prejudice or affect the conversion of the Series II RCPS of the holder into ordinary shares in accordance with the provisions of this article 3(D)(12).

(iv) The Series II Conversion Shares shall be issued and allotted on the Series II Conversion Date and the Company shall despatch to the persons entitled thereto within two months after such Series II Conversion Date certificates for the Series II Conversion Shares.

(v) The Series II Conversion Shares shall carry the right to receive all dividends and other distributions declared made or paid upon the ordinary shares by reference to a Series II Record Date on or after the Series II Conversion Date and shall rank pari passu in all other respects and form one class with the ordinary shares then in issue and fully paid.

(vi) If any fractions of a ordinary share shall arise on conversion of the Series II RCPS the ordinary shares representing such fractions will be aggregated and sold in the market and the net proceeds of sale will be retained for the benefit of the Company.

(13) Each of the following matters shall be deemed to be a variation of the rights attaching to the Series II RCPS and shall be prohibited except with the prior consent of the holder of the Series II RCPS:

(i) any amendment of any provision of the memorandum of association of the Company and articles which would adversely affect the rights, preferences, powers (including, without limitation, voting powers) and privileges of the holder of the Series II RCPS; or

(ii) the authorisation or issue by the Company of any share capital or grant by the Company of any rights to subscribe for or to convert securities into share capital, ranking in priority to the Series II RCPS as regards voting, dividends, redemption, liquidation, or the variation of the rights of any class of shares so as to fall within the foregoing: or

(iii) a recapitalization, reorganization, merger or consolidation or any transaction howsoever or a series of related transactions as a result of the implementation of which the then holders of voting shares in the Company shall hold less than a majority of the voting power in the Company; or

(iv) a sale conveyance or transfer of all or substantially all of the assets of the Group; or;

(v) the effecting by the Company, at any time prior to the Conversion Date or 17 December 2004, whichever is earlier, of any of the matters set out below:

(a) the authorisation or issue by the Company of any share capital or grant by the Company of any rights to subscribe for or to convert securities into share capital, ranking in parity to the Series II RCPS as regards voting, dividends, redemption, liquidation, or the variation of the rights of any class of shares so as to fall within the foregoing; or

(b) declaration or payment of any dividends on its ordinary shares or any preference shares, other than such dividends as are required to be paid to the holders of any preference shares under the terms upon which such preference shares are issued: or

(c) redemption, purchase or acquisition of any of its own shares (or pay into or set aside for a sinking fund for such purpose), other than any redemption of any preference shares pursuant to the terms upon which they are issued.

PROVIDED THAT notwithstanding anything hereinbefore contained, the rights attaching to the Series II RCPS shall not be deemed to be varied by, and the consent of the holder of the Series II RCPS shall not be required for, the authorisation or issue by the Company of any shares the proceeds of which are to be applied for the purpose of redeeming the Series II RCPS in accordance with the provisions of these articles or the issue by the Company, following the receipt by it of a Series II Redemption Notice, of any securities ranking in parity to the Series II RCPS.

(14) The holder of the Series II RCPS shall have:

(i) the right to appoint a representative to attend all meetings of the board (at which such representative shall have no voting rights and shall only be an observer of the proceedings thereof) and to receive all board papers or other information provided to the directors of the Company for the purpose of such meetings;

(ii) the right to receive copies of all resolutions by the directors of the Company;

(iii) the right to appoint a representative to attend all general meetings (at which such representative shall have no voting rights but shall only be an observer of the proceedings thereof) and to receive all papers, circulars, notices or other information provided to shareholders for the purpose of such meetings; and

(iv) the right to receive copies of all resolutions of the shareholders.

PROVIDED THAT the exercise of the rights under this article 3(D)(14) shall be subject to the holder of the Series II RCPS and its representative referred to in paragraphs (14)(i) and(iii) of this article 3(D) entering into confidentiality undertakings in favour of the Company in form and substance acceptable to the Company.

(15) If the holder of Series II RCPS does not give to the Company a Series II Redemption Notice in accordance with the provisions of article 3(D)(5), the Company may at any time after 17 December 2004 by giving not less than thirty days prior written notice of its intention to redeem the whole of the Series II RCPS to the holder thereof, whereupon the Company shall be entitled and bound to redeem the whole of the Series II RCPS on the date specified in such notice (being a date not less than nine months after the giving of such notice) for a consideration equal to the Series II Redemption Amount unless an IPO shall occur prior to the date so specified in which event the notice shall be null and void.

4. **Allotment**

(A) Subject to the Acts and relevant authority given by the Company in general meeting, the board has general and unconditional authority to allot, grant options over, or otherwise dispose of the unissued shares of the Company, or rights to subscribe for or convert any security into shares, to such persons, at such times and on such terms as the board may decide except that no share may be issued at a discount. Every issue of shares or options to employees and/or directors of the Company shall be approved by the members in general meeting and no directors shall participate in such issue of shares or options unless:-

(a) the members in general meeting have approved the specific issue to be made to such directors; and

(b) any such director holds office in the Company in an executive capacity.

(B) The board has general and unconditional authority, pursuant to section 80 of the Act, to exercise all powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount for (as the case may be) the first period and thereafter, each subsequent section 80 period.

(C) The board has general power, pursuant to section 95 of the Act, to allot equity securities wholly for cash pursuant to the general authority conferred by paragraph (B), as if section 89(1) of the Act does not apply to that allotment for (as the case may be) the first period and thereafter, each subsequent section 89 period. This power is limited to:

(i) allotments of equity securities in connection with a rights issue in favour of holders of ordinary shares made in proportion (as nearly as may be) to their respective existing holdings of ordinary shares but subject to the board having a right to make such exclusions or other arrangements in connection with that offering as it deems necessary or expedient:

(a) to deal with equity securities representing fractional entitlements; and

(b) to deal with legal or practical problems arising in any territory or by virtue of shares being represented by depository receipts, the requirements of any regulatory body or stock exchange in any territory, or any other matter whatsoever; and

(ii) allotments other than pursuant to paragraph (i) up to an aggregate nominal amount equal to the section 89 amount.

(D) By the authority and power conferred by paragraphs (B) and (C), the board may, during a period which is a first period, a subsequent section 80 period or a subsequent section 89 period, make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such period expires and the board may allot securities in pursuance of that offer or agreement as if such authority and power had not expired.

(E) In this article 4:

(i) **"first period"** means the period commencing on the date of adoption of these articles and expiring on the date on which a resolution to renew the authority conferred by paragraph (B) or the power conferred by paragraph (C) (as the case may be) is passed or the fifth anniversary of the date of adoption of these articles, whichever is the earlier;

(ii) **"subsequent section 80 period"** means any period starting on or after the expiry of the first period (and not exceeding five years on any occasion) for which the authority conferred by paragraph (B) is renewed by ordinary or special resolution stating the section 80 amount;

(iii) **"subsequent section 89 period"** means any period starting on or after the expiry of the first period (and not exceeding five years on any occasion) for which the power conferred by paragraph (C) is renewed by special resolution stating the section 89 amount;

(iv) **"section 80 amount"** means, for the first period, £301,628,945.36 and, for a subsequent section 80 period, the amount stated in the relevant ordinary or special resolution or, in either case, another amount fixed by resolution of the Company;

(v) **"section 89 amount"** means, for the first period, £301,628,945.36 and, for a subsequent section 89 period, the amount stated in the relevant special resolution or, in either case, another amount fixed by resolution of the Company; and

(vi) the nominal amount of securities is, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of shares which may be allotted pursuant to those rights.

(F) The board may at any time after the allotment of a share but before a person has been entered in the Register as the holder of the share recognise a renunciation of the share by the allottee in favour of another person and may grant to an allottee a right to effect a renunciation on such terms and conditions the board thinks fit.

5. **Power to attach rights**

Subject to the Acts and to the rights attached to existing shares, new shares may be issued with, or have attached to them, such rights or restrictions as either the Company may by ordinary resolution decide, or, if no such resolution is passed or so far as any pertinent resolution does not make specific provision, as the board may decide.

6. **Redeemable shares and preference shares**

(A) Subject to the Acts and to the rights attached to existing shares, shares may be issued on terms that they are to be redeemed or, at the option of the Company or the holder, are liable to be redeemed.

(B) Subject to the Acts, the Company may issue preference shares but the total nominal value of the issued preference shares shall not exceed the total nominal value of the issued ordinary shares at any time and the Company shall not issue preference shares ranking in priority over preference shares already issued, but may issue preference shares ranking equally therewith.

(C) If preference shares are created and issued by the Company, it shall be issued on terms that, at minimum, provide as follows: -

(i) The holder of a preference share shall have the same rights as ordinary shareholders as regards receiving notices, reports and audited accounts and attending general meetings of the Company.

(ii) The holder of a preference share is entitled to a return of capital in preference to holders of ordinary shares when the Company is wound up.

(iii) The holder of a preference share shall have the right to vote in each of the following circumstances: -

(a) when the dividend or part of the dividend on the preference share is in arrears for more than six (6) months;

(b) on a proposal to reduce the Company's share capital;

(c) on a proposal for the disposal of the whole of the Company's property, business and undertaking;

(d) on a proposal that affects the rights attached to the preference share;

(e) on a proposal to wind up the Company; and

(f) during the winding-up of the Company.

7. **Variation of rights**

(A) Subject to the Acts, the rights attached to a class of shares may be varied or abrogated (whether or not the Company is being wound up) either with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of that class

or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class validly held in accordance with article 74 and other relevant provisions of the articles.

(B) The rights attached to a class of shares are not, unless otherwise expressly provided for in the rights attaching to those shares, deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or by the purchase or redemption by the Company of its own shares in accordance with the Acts and article 44.

8. **Issue of new shares to members**

(A) Subject to article 4(C) and any direction to the contrary that may be given by the Company in general meeting, all new shares or other convertible securities shall, before issue, be offered to such persons as at the date of the offer are entitled to receive notices from the Company of the general meetings in proportion as nearly as the circumstances admit, to the amount of the existing shares or securities to which they are entitled, except that no share may be offered at a discount.

(B) The offer shall be made by notice specifying the number of shares or securities offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time or on receipt of an intimation from the person to whom the offer is made that he declines to accept the shares or securities offered, the directors may dispose of those shares or securities in such manner as they think most beneficial to the Company. The directors may likewise also dispose of any new shares or securities which (by reason of the ratio which the new shares or securities bear to shares or securities held by persons entitled to an offer of new shares or securities under this article) cannot, in the opinion of the directors, be conveniently offered under this article 8.

9. **Commission**

The Company may exercise all the powers conferred or permitted by the Acts of paying commission or brokerage. The Company may also on any issue of shares pay such brokerage as may be lawful.

10. **Trusts not recognised**

Except as ordered by a court of competent jurisdiction or as required by law, the Company shall not recognise a person as holding a share on trust and shall not be bound by or otherwise compelled to recognise (even if it has notice of it) any interest in any share other than an absolute right in the holder to the whole of the share.

SHARE CERTIFICATES

11. **Right to share certificate**

(A) Subject to the provisions of the Uncertificated Securities Regulations, the Acts, the Central Depositories Act and the Rules, every person (except a stock exchange nominee in respect of which the Company is not by Malaysian law required to issue a certificate)

whose name is entered in the Register as a holder of any certificated shares shall be entitled to receive within ten market days after allotment or transfer:

(i) up to a maximum of ten share certificates in reasonable denominations without charge; or

(ii) within fifteen market days after lodgement of a transfer to him of those shares (or within such other period as the terms of issue shall provide) one certificate for all those shares of any one class; or

(iii) several certificates each for one or more of the shares of the class in question upon payment for every certificate of such expenses as the board may from time to time decide, subject to the requirements of the Stock Exchange.

(B) In the case of a certificated share held jointly by two or more persons, delivery of a certificate to one joint holder shall be sufficient delivery to all joint holders. Where a member transfers part only of the shares comprised in a certificate, the old certificate shall be cancelled and a new certificate for the balance of such shares issued without charge.

(C) Every Depositor who shall have initiated a withdrawal of its Deposited Securities pursuant to the provisions of the Central Depositories Act and the Rules shall be entitled to receive within fourteen market days of lodgement of all relevant documents for the withdrawal of the Deposited Securities one certificate for each class of shares or several certificates each for one or more of the shares in question, upon payment for every certificate of such expenses not exceeding RM3 or its equivalent in pounds sterling or such other sum as may from time to time be permitted by the stock exchange on which the shares in the Company are listed and the Central Depository, plus the stamp duty payable under any law for the time being in force for every certificate.

(D) Subject to the provisions in the Central Depositories Act and the Rules, every member whose name is entered as member in the Register shall be entitled to receive share certificates in such reasonable denominations as he may require for his shares (whether by way of splitting or consolidation) upon payment of the amount of the proper stamp duty to which each such certificate is chargeable under any law for the time being and upon further payment for a fee, not exceeding RM3 or such other sum as may from time to time be permitted by the stock exchange on which the shares in the Company are listed PROVIDED that in the event of any sub-division of shares in the Company pursuant to article 42(iii), the Company shall issue certificates in denominations requested by the member up to a maximum of ten certificates without charge.

(E) In the case of an uncertificated share held jointly by two or more persons the Company shall not be bound to issue more than one certificate therefore and delivery of a certificate to one joint holder shall be sufficient delivery to all joint holders. Share certificates shall be issued by the Company in such denominations as it may consider reasonable.

(F) Subject to the provisions of the Central Depositories Act and the Rules and when requested by the transferee at the time of lodgement of a registrable transfer of shares in the Company to do so, the Company shall despatch the certificate in respect of those shares to the broker who lodges such a transfer with the Company.

12. **Uncertificated Shares**

Subject to the Acts and the Uncertificated Securities Regulations, the board has the power to resolve that a class of shares shall become a participating security and/or that a class of shares shall cease to be a participating security.

(A) Uncertificated shares of a class are not to be regarded as forming a separate class from certificated shares of that class.

(B) A member may, in accordance with the Uncertificated Securities Regulations, change a share of a class which is a participating security from a certificated share to an uncertificated share and from an uncertificated share to a certificated share.

(C) While a class of shares is a participating security, the articles only apply to an uncertificated share of that class to the extent that they are consistent with:-

(i) the holding of shares of that class in uncertificated form;

(ii) the transfer of title to shares of that class by means of a relevant system; and

(iii) the Uncertificated Securities Regulations.

(D) The Company may give notice to a member requiring the member to change uncertificated shares to certificated shares by the time stated in the notice. The notice may also state that the member may not change certificated shares to uncertificated shares. If the member does not comply with the notice, the board may authorise a person to change the uncertificated shares to certificated shares in the name and on behalf of the member.

13. **Replacement of share certificates**

Subject to the provisions of the Central Depositories Act and the Rules, if a share certificate is defaced, worn out, lost, stolen or destroyed, it may be renewed on such evidence being produced and the letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser member company of the Stock Exchange or on behalf of its client/s as the directors of the Company shall require, and (in case of defacement or wearing out) on delivery of the old certificate and in any case without charge (other than exceptional out of pocket expenses). In the case of destruction, loss or theft the shareholder or a person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.

14. **Execution of share certificates**

Every share certificate shall be executed under a seal or in such other manner as the board may authorise, having regard to the terms of issue and any listing requirements of the Stock Exchange, and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares.

LIEN

15. **Company's lien on shares not fully paid**

(A) The board may either generally or in a particular case declare a share to be wholly or partly exempt from the provisions of this article. Unless otherwise agreed with the transferee, the registration of a transfer of a share operates as a waiver of the Company's lien (if any) on that share.

(B) The Company has a first and paramount lien on all partly paid shares for an amount payable in respect of the share, whether the due date for payment has arrived or not. The lien applies to all dividends from time to time declared or other amounts payable in respect of the share.

16. **Enforcement of lien by sale**

(A) For the purpose of enforcing the lien referred to in article 15, the board may sell shares subject to the lien in such manner as it may decide provided that:

(i) the due date for payment of the relevant amounts has arrived; and

(ii) the board has served a written notice on the member concerned (or on any person who is entitled to the shares by transmission or by operation of law) stating the amounts due, demanding payment thereof and giving notice that if payment has not been made within fourteen clear days after the service of the notice that the Company intends to sell the shares.

(B) To give effect to a sale, the board may authorise a person to transfer the shares in the name and on behalf of the holder (or any person who is automatically entitled to the shares by transmission or by law), or to cause the transfer of such shares, to the purchaser or his nominee. Where appropriate this may be done by the board of directors giving and signing such instructions and documents as are required under the Central Depositories Act or the Rules (which will be executed in the name of the member whose shares are being or have been sold) to the Central Depository for the withdrawal of the Deposited Securities, which are being or have been sold and/or authorising and effecting the book-entry of the Deposited Securities which are being or have been sold to the purchaser and/or doing all such acts deeds and things as may be necessary to effect such sale. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity in or invalidity of the proceedings connected with the sale.

17. **Application of proceeds of sale**

The net proceeds of a sale effected under article 16, after payment of the Company's costs of the sale, shall be applied in or towards satisfaction of the amount in respect of which the lien exists. Any residue shall (on surrender to the Company for cancellation of any certificate for the shares sold, or the provision of an indemnity as to any lost or destroyed certificate required by the board and subject to a like lien for amounts not presently payable as existed on the shares before the sale) be paid to the member (or a person entitled to the shares) immediately before the sale.

CALLS ON SHARES

18. **Calls**

The board may make calls on members in respect of amounts unpaid on the shares held by them respectively (whether in respect of the nominal value or a premium) and not by the terms of issue thereof, made payable on a fixed date. Each member shall (on receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company at the time and place specified, the amount called as required by the notice. A call may be made payable by instalments and may, at any time before receipt by the Company of an amount due, be revoked or postponed in whole or in part as the board may decide. A call is deemed made at the time when the resolution of the board authorising it is passed. A person on whom a call is made remains liable to pay the amount called despite the subsequent transfer of the share in respect of which the call is made. The joint holders of a share are jointly and severally liable for payment of a call in respect of that share.

19. **Power to differentiate**

The board may make arrangements on the allotment or, subject to the terms of the allotment, on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of a call on their shares.

20. **Interest on calls**

If the whole of the amount called is not paid on or before the date fixed for payment, the person from whom it is payable shall pay interest on the unpaid amount. The interest will run from the day the unpaid amount is due until the day it has been paid. The interest rate may be fixed by the terms of allotment or issue of the share or, if no rate is fixed, at such rate (not exceeding 20 per cent. per annum) as the board may decide. The board may waive payment of the interest in whole or in part.

21. **Payment in advance**

The board may, if it thinks fit, receive from a member all or part of the amounts uncalled and unpaid on shares held by him. A payment in advance of calls extinguishes to the extent of the payment the liability of the member on the shares in respect of which it is made. The Company may pay interest on the amount paid in advance, or on so much of it as from time to time exceeds the amount called on the shares in respect of which the payment in advance has been made, at such rate (not exceeding 20 per cent. per annum)

as the board may decide. Such capital paid on shares in advance of calls shall not, whilst carrying interest, confer a right on such member to participate in profits. Other than on a liquidation of the Company, sums paid in advance of calls shall not, until the same would but for such advance have become payable, be treated as paid up on the shares in respect of which they have been paid.

22. **Amounts due on allotment or issue treated as calls**

An amount (whether in respect of nominal value or a premium) which by the terms of issue of a share becomes payable on allotment or issue or on a fixed date shall be deemed to be a call. In case of non-payment, the provisions of these articles as to payment of interest, forfeiture or otherwise apply as if that amount has become payable by virtue of a call.

FORFEITURE

23. **Notice if call not paid**

If a member fails to pay the whole of a call or an instalment of a call by the date fixed for payment, the board may serve notice on the member or on a person entitled automatically by law to the share in respect of which the call was made demanding payment of the unpaid amount on a date not less than fourteen clear days from the date of the notice, together with any interest that may have accrued on it and all costs, charges and expenses incurred by the Company by reason of the non-payment. The notice shall state:

(i) the place where payment is to be made; and

(ii) that if the notice is not complied with the share in respect of which the call was made will be liable to be forfeited.

24. **Forfeiture for non-compliance**

If the notice referred to in article 23 is not complied with, a share in respect of which it is given may, at any time before the payment required by the notice (including interest, costs, charges and expenses) has been made, be forfeited by a resolution of the board. All dividends declared or other amounts due in respect of the forfeited share and not paid before the forfeiture shall also be forfeited.

25. **Notice after forfeiture**

When a share has been forfeited, the Company shall serve notice of the forfeiture on the person who was before forfeiture the holder of the share or the person entitled by transmission to the share but no forfeiture is invalidated by an omission to give such notice. An entry of the fact and date of forfeiture shall be made in the Register.

26. **Disposal of forfeited shares**

(A) A forfeited share and all rights attaching to it shall become the property of the Company and may be sold, either to the person who was before such forfeiture the holder thereof or to another person, on such terms and in such manner as the board may decide. The

board may, if necessary, authorise a person to transfer a forfeited share to a new holder. Subject to any lien for sums not presently payable, if any, any residue of the proceeds of sale of shares which are forfeited, after satisfaction of any unpaid calls or instalments payable at fixed times and any accrued interest and expenses, shall be paid to the person whose shares have been forfeited or his executors, administrators or assignees or as he directs. The Company may register or cause the registration of the transferee as the holder of the share.

(B) The board may, before a forfeited share has been sold, annul the forfeiture on such conditions as it thinks fit.

(C) A statutory declaration that the declarant is a director or the secretary and that a share has been forfeited or sold to satisfy a lien of the Company on the date stated in the declaration is conclusive evidence of the facts stated in the declaration against all persons claiming to be entitled to the share. The declaration (subject if necessary to the transfer of the share) constitutes good title to the share and the person to whom the share is sold, re-allotted or disposed of is not bound to see to the application of the consideration (if any). His title to the share is not affected by an irregularity in or invalidity of the proceedings connected with the forfeiture or disposal.

27. **Arrears to be paid notwithstanding forfeiture**

A person whose share has been forfeited ceases on forfeiture to be a member in respect thereof and shall surrender to the Company for cancellation any certificate for the forfeited share. A person remains liable to pay all calls, interest, costs, charges and expenses owing in respect of such share at the time of forfeiture, with interest, from the time of forfeiture until payment, at such rate as may be fixed by the terms of allotment or issue of such share or, if no rate is fixed, at the rate (not exceeding 20 per cent. per annum) as the board may decide. The board may if it thinks fit enforce payment without allowance for the value of such share at the time of forfeiture or for any consideration received on its disposal.

28. **Surrender**

The board may accept the surrender of a share liable to be forfeited and in that case references in the articles to forfeiture include surrender.

TRANSFER OF SHARES

29. **Form of transfer**

(A) Any member may transfer all or any of his certificated shares by instrument of transfer in writing in any usual form or in any other form which the board and the Stock Exchange may approve. A member may transfer any Deposited Security in accordance with the Central Depositories Act and the Rules and any or all of his uncertificated shares in accordance with the Uncertificated Securities Regulations.

(B) Subject to the provisions of the Uncertificated Securities Regulations, the transferor of a share is deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect of it.

30. **Execution of transfer**

(A) Subject to the provisions of the Central Depositories Act and the Rules, the instrument of transfer of a share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee, and the transferor shall be deemed to remain the shareholder of the share until the name of the transferee is entered in the Register in respect of it. All instruments of transfer, when registered, may be retained by the Company provided that subject to compliance with the Central Depositories Act and the Rules, an instrument of transfer in respect of which the transferee is the Central Depository shall be effective although not signed by or on behalf of the Central Depository if it has been certified by an authorised depository agent pursuant to Section 18 of the Central Depositories Act.

(B) The transferor of an ordinary share is deemed to remain the holder of the ordinary share until the name of the transferee is entered in the Register in respect of it.

(C) Before a holder of RPS (the "**Vendor**") transfers or disposes of any RPS or any interest in any RPS the Vendor shall give notice in writing (the "**Transfer Notice**") to the Company of its desire to do so.

(D) The Transfer Notice shall (a) specify the number of RPS desired to be transferred or disposed of ("**Offered Shares**"); (b) specify the price per share which the Vendor is willing to accept for the Offered Shares; (c) constitute the Company by its directors as the Vendor's agent to offer and sell the Offered Shares to the holder of the majority in value of the Ordinary Shares (the "**Purchaser**") at the price per share specified in the Transfer Notice; and (d) not be withdrawn except with the consent of the directors.

(E) Upon receipt of the Transfer Notice the directors shall serve a copy of it on the Purchaser with the request that the Purchaser inform the directors in writing within twenty one market days whether or not it wishes to accept the offer to purchase the Offered Shares.

(F) In the event that the Purchaser wishes to accept the offer to purchase the Offered Shares the Company shall forthwith give notice (the "**Allocation Notice**") of the acceptance of such offer to the Vendor and to the Purchaser. The Allocation Notice shall specify (a) the price of the Offered Shares (the "**Transfer Price**"); and (b) the place and time (being not earlier than fourteen and not later than twenty-eight days after the date of the Allocation Notice) at which the Transfer Price is to be paid by the Purchaser and the Offered Shares are to be transferred by the Vendor. The Vendor shall be bound to transfer the Offered Shares against tender of the Transfer Price in accordance with the terms of the Allocation Notice.

(G) If, after having become bound to transfer the Offered Shares, the Vendor defaults in transferring the Offered Shares, then: (a) the Company may receive the Transfer Price and the Vendor shall be deemed to have appointed any director or the secretary of the Company as the Vendor's agent to execute a transfer of the Offered Shares in favour of the Purchaser and to receive the Transfer Price on trust for the Vendor; (b) the receipt by the Company of the Transfer Price shall be deemed a good discharge to the Purchaser and after the Purchaser has been entered in the register of members the validity of the proceedings shall not be questioned by any person; and (c) the Vendor shall be bound to

deliver up the share certificate for the Offered Shares and on its delivery shall be entitled to receive the Transfer Price without interest.

(H) If the Purchaser does not accept the offer to purchase the Offered Shares, then (a) the Company shall notify that fact to the Vendor; and (b) the Vendor may either: (i) withdraw the Transfer Notice and cancel the Company's authority as its agent to sell the Offered Shares by delivering to the Company a written notice of withdrawal; or (ii) subject to receiving the consent of the Purchaser and duly notifying the Purchaser of the proposed transferee before the expiration of six months after receiving the notification referred to in paragraph (a) above transfer the Offered Shares to another person at a price not lower than the Transfer Price and on terms not more favourable than those offered to the Purchaser.

(I) The directors shall only register the transfer of an RPS if the transfer is carried out in accordance with these articles.

31. **Right to decline registration of partly paid shares**

The board may, in its absolute discretion and without giving any reason, decline to register a transfer of a certificated share which is not fully paid or the transfer of a certificated share on which the Company has a lien.

32. **Other rights to decline registration**

(A) The board may, in its absolute discretion and without giving a reason, decline to register any transfer of a certificated share unless all of the following conditions are satisfied:

(i) the instrument of transfer is left at the office or such other place as the board may determine accompanied by the certificate for the shares to which it relates and such other evidence as the board may reasonably require to prove the title of the transferor;

(ii) the instrument of transfer is in respect of only one class of share;

(iii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

it is duly stamped (if required).

(B) The board may only decline to register a transfer of an uncertificated share in the circumstances set out in the Uncertificated Securities Regulations and where, in the case of transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

33. **Notice of refusal**

Subject to the provisions of the Central Depositories Act and the Rules, if the board declines to register a transfer of a certificated share it shall, within ten market days after the date on which the instrument of transfer was lodged with the Company, send to the transferor and transferee notice of the refusal and the precise reasons thereof.

34. **No fee for Registration**

No fee shall be charged by the Company for registering any transfer document or instruction relating to or affecting the title to any share or for making any other entry in the Register.

35. **Power to close Register and Record of Depositors**

(A) Subject to the Acts, the registration of transfers may be suspended for the purpose of determining persons entitled to dividends, interest or new securities, or rights to a priority of application for issues of securities, at such times and for such periods as the directors may from time to time determine not exceeding thirty days in any year provided that the directors shall give at least twelve market days of such suspension by informing the Stock Exchange and by publication in a daily newspaper in the United Kingdom and in Malaysia stating the purpose and reasons thereof for doing so.

(B) Unless otherwise permitted by the Uncertificated Securities Regulations, the Company may not close any register relating to a participating security without the consent of the Operator of the relevant system.

(C) The Company may, pursuant to Section 34 of the Central Depositories Act and the Rules, request a copy of the Record of Depositors from the Central Depository as at the date of the request or as at another specified date.

(D) A Record of Depositors requested by the Company as at any specified date and/or for any specified purpose when made available to the Company may be treated as the final Record of Depositors as at the specified date and/or for the specified purpose. If there shall be more than one Record of Depositors made available to the Company as at the specified date and/or for the specified purpose then the later or last of the Record of Depositors prepared by the Central Depository and confirmed by the Central Depository as a correct Record of Depositors shall be deemed the final Record of Depositors as at the specified date and/or for the specified purpose. If such confirmation from the Central Depository shall not be available, then the later or last of the Record of Depositors received by the Company shall be deemed to be the final Record of Depositors as at the specified date and/or for the specified purpose.

36. **Untraced shareholders**

(A) Subject to the Uncertificated Securities Regulations, the Company may sell shares in the Company on behalf of a member, or a person entitled by transmission to the shares at the best price reasonably obtainable at the time of sale if:

(i) the shares have been in issue in certificated or uncertificated form or in the form of the Deposited Security throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(ii) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relative cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the

shareholder of, or person entitled by transmission to, the shares at any time during the relevant period;

(iii) so far as any director of the Company at the end of the relevant period is then aware, the Company has not at any time during the relevant period received any communication from the shareholder, or person entitled by transmission to, the shares; and

(iv) the Company has caused two advertisements to be published, one in a daily newspaper with a national circulation in the jurisdiction of, and the other in a newspaper circulating in the area of, the postal address of the shareholder, or person entitled by transmission to, the shares shown in the Register giving notice of its intention to sell the shares and the period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

For the purpose of this paragraph of this article 36:

"**qualifying period**" means the period of twelve months immediately preceding the date of publication of the advertisements referred to in sub-paragraph (iv) above or of the first of the two advertisements to be published if they are published on different dates; and

"**relevant period**" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (i) to (iv) above have been satisfied.

(B) To give effect to any sale of shares pursuant to this paragraph of this article the board may authorise a person (the "**Authorised Person**") to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the shareholder, or person entitled by transmission to, the shares. The Authorised Person may also be authorised by the board to give and sign such instructions and documents as may be required under the Central Depositories Act or the Rules (in the name of the member whose shares are being or have been sold) to the Central Depository for the purposes of withdrawal of the Deposited Securities which are being or have been transferred and/or authorising and effecting the book-entry of the Deposited Securities which are being or have been transferred to the purchaser and/or doing all such acts, deeds and things as may be necessary to give full effect to the sale. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the Company and, upon their receipt, the Company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt for the member or any other person and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned from the net proceeds which shall be kept in a separate bank account and which may be employed in the business of the Company or invested as it thinks fit.

TRANSMISSION OF SHARES

37. **Transmission on death**

If a member dies, the survivor or survivors, where he was a joint holder, or his personal representatives, where he was sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his shares; but nothing contained in these articles shall release the estate of the deceased member from any liability in respect of any share held by him solely or jointly with other persons provided always that where the share is a Deposited Security, subject to the Rules, a transfer or withdrawal of the Deposited Security may be carried out by the person so becoming entitled.

38. **Entry of transmission in Register**

Subject to the provisions of the Central Depositories Act and the Rules, where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within fifteen days after proof cause the entitlement of that person to be noted in the Register.

39. **Election of person entitled by transmission**

(A) Any person entitled by transmission to a share may, subject as provided elsewhere in these articles, the Central Depositories Act and the Rules, elect either to be registered as a member or to have some person nominated by him registered as the member.

(B) If he elects to be registered himself, he shall give notice to the Company and the Central Depository to that effect. If he elects to have another person registered, he shall execute an instrument of transfer of the share or such other instrument as the Central Depository may require in favour of that person. The board may at any time give notice requiring the person to make the election referred to in paragraph (A) above or to transfer the share and if the requirements of the notice are not complied with within sixty days of the notice being issued, the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with.

(C) All provisions of these articles relating to the transfer of shares, the Central Depositories Act and the Rules shall apply to the notice or instrument of transfer or such other instrument as the Central Depository may require as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice of instrument of transfer or such other instrument as the Central Depository may require was an instrument of transfer or such other instrument as the Central Depository may require executed by the member, save that the Company shall not be entitled to decline to enter more than four persons in the Register as the joint holders of such shares in the case of a transmission thereof on death if such persons are personal representatives of the deceased shareholder.

40. **Rights of person entitled by transmission**

Where a person becomes entitled by transmission to a share, the rights of the shareholder in relation to that share shall cease, but the person entitled by transmission to the share may give good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the shareholder of it save that, until he becomes the shareholder, he shall not be entitled in respect of the share to attend or vote at any general meeting of the Company or at any separate general meeting of the holders of any class of shares in the Company.

ALTERATION OF SHARE CAPITAL

41. **Increase, consolidation, sub-division and cancellation**

The Company may by ordinary resolution:

(i) increase its share capital by a sum to be divided into shares of an amount prescribed by the resolution;

(ii) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(iii) subject to the Acts, sub-divide all or any of its shares into shares of a smaller amount and so that the resolution whereby any share is sub-divided may determine that the shares resulting from such sub-division have amongst themselves such preferred, deferred or other special rights or advantages or be subject to any such restrictions as the Company has power to attach to unissued or new shares; and

(iv) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by a person and diminish the amount of its share capital by the amount of the shares so cancelled.

42. **Fractions**

(A) If, as the result of consolidation and division or sub-division of shares, members would become entitled to fractions of a share, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, the board may:

(i) sell any shares representing fractions to a person (including, subject to the Acts, to the Company) and distribute the net proceeds of sale in due proportion amongst the persons entitled or if the board decides some or all of the sum raised on a sale may be retained for the benefit of the Company; or

(ii) subject to the Acts, allot or issue to a member credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding of shares to a number which, following consolidation and division or sub-division, leaves a whole number of shares (such allotment or issue being deemed to have been effected immediately before consolidation or sub-division, as the case may be).

(B) To give effect to a sale pursuant to sub-paragraph (A)(i) the board may arrange for the shares representing the fractions to be entered in the Register as shares. The board may also authorise a person to transfer the shares to, or to the direction of, the purchaser. The purchaser is not bound to see to the application of the purchase money and the title of the transferee to the shares is not affected by an irregularity or invalidity in the proceedings connected with the sale.

(C) If shares are allotted or issued pursuant to sub-paragraph (A)(ii), the amount required to pay up those shares may be capitalised as the board thinks fit out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, and applied in paying up in full the appropriate number of shares. A resolution of the board capitalising part of the reserves has the same effect as if the capitalisation had been declared by ordinary resolution of the Company pursuant to article 138. In relation to the capitalisation the board may exercise all the powers conferred on it by article 138 without an ordinary resolution of the Company.

43. **Reduction of capital**

Subject to the Acts and to the rights attached to existing shares, the Company may by special resolution reduce its share capital, capital redemption reserve, share premium account or other undistributable reserve in any way.

44. **Purchase of own shares**

(A) Subject to the provisions of the Acts and to any rights previously conferred on the holders of any class of shares and to any requirements imposed by the Stock Exchange in respect of shares admitted to listing and any rules or guidelines (the **"Rules and Guidelines"**) of any relevant authorities (whether having the force of law or not) issued from time to time, whether by way of amendment, modification or variation or in replacement thereof (other than the Rules and Guidelines, compliance with which by the Company is waived by the relevant authority), the Company may purchase or may enter into a contract under which it will or may purchase any of its shares of any class, including any redeemable shares.

(B) Neither the Company nor the board shall be required to select the shares to be purchased rateably or in any other manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

GENERAL MEETINGS

45. **Annual general meetings**

Subject to the Acts, the Company shall hold an annual general meeting once every year. Such meetings shall be convened by the board in Malaysia at such time as they think fit provided that there must not be a gap of more than fifteen months between one annual general meeting and the next and provided that no annual general meeting will be held outside Malaysia.

46. **Extraordinary general meetings**

All general meetings of the Company other than annual general meetings are called extraordinary general meetings.

47. **Convening of extraordinary general meetings**

The board may convene an extraordinary general meeting whenever it thinks fit. The board must convene an extraordinary general meeting immediately on receipt of a requisition from members in accordance with the Acts and in default a meeting may be convened by requisitionists as provided in the Acts. At a meeting convened on a requisition or by requisitionists no business may be transacted except that stated by the requisition or proposed by the board. An extraordinary general meeting may also be convened in accordance with article 102. No extraordinary general meeting shall be held outside Malaysia.

48. **Length and form of notice**

(A) An annual general meeting and any extraordinary general meeting at which a special resolution is to be proposed or (subject to the Acts) at which some other resolution of which special notice under the Act has been given to the Company shall be called by not less than twenty one clear days' notice. All other extraordinary general meetings shall be called by not less than fourteen clear days' notice.

(B) Subject to the Acts, and although called by shorter notice than that specified in paragraph (A), a general meeting is deemed to have been duly called if it is so agreed:

(i) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(ii) in the case of another meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

(C) The notice of meeting shall specify:

(i) whether the meeting is an annual general meeting or an extraordinary general meeting;

(ii) the place, the date and the time of the meeting;

(iii) in the case of special business, the general nature of that business;

(iv) if the meeting is convened to consider a special or an extraordinary resolution, the intention to propose the resolution as such; and

(v) with reasonable prominence, that a member entitled to attend and vote may appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member.

(D) Notice of every general meeting shall be given in accordance with these articles and in addition shall be given in a daily newspaper of national circulation in Malaysia and shall be given to the members (other than any who, under the provisions of the articles or the terms of allotment or issue of shares, are not entitled to receive notice), to the directors and to the auditors.

(E) The board may determine that persons entitled to receive notices of meeting are those persons entered on the Register at the close of business on a day determined by the board, provided that, if the Company is a participating issuer, the day determined by the board may not be more than twenty one days before the day that the relevant notice of meeting is being sent.

(F) The notice of meeting may also specify a time (which, if the Company is a participating issuer, shall not be more than forty eight hours before the time fixed for the meeting) by which a person must be entered on the Register in order to have the right to attend or vote at the meeting. Changes to entries on the Register after the time so specified in the notice shall be disregarded in determining the rights of any person to so attend or vote.

(G) Where the notice of meeting is published on a web site in accordance with article 143(B), it shall continue to be published in the same place on that web site from the date of notification given under article 143(B)(ii) until the conclusion of the meeting to which the notice relates.

49. **Omission to send notice and irregularities in publication of notices**

(A) The accidental omission to send a notice of meeting or any document relating to the meeting or the non-receipt of any such notice or document by a person entitled to receive any such notice or document shall not invalidate the proceedings at that meeting.

(B) Where a notice of meeting published on a web site in accordance with article 143(B) is by accident published in different places on the web site or published for part only of the period from the date of the notification given under article 143(B)(ii) until the conclusion of the meeting to which the notice relates, the proceedings at such meeting are not thereby invalidated.

50. **Postponement of general meetings**

If the board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting at the time or place specified in the notice calling the general meeting, it may move and/or postpone the general meeting to another time and/or place. When a meeting is so moved and/or postponed, notice of the time and place of the moved and/or postponed meeting shall (if practical) be placed in at least one national newspaper in Malaysia. Notice of the business to be transacted at such moved and/or postponed meeting is not required. The board must take reasonable steps to ensure that members trying to attend the general meeting at the original time and/or place are informed of the new arrangements for the general meeting. Proxy forms can be delivered as specified in article 68, until forty eight hours before the rearranged meeting. Any postponed and/or moved meeting may also be postponed and/or moved under this article.

51. **Special business**

All business transacted at a general meeting is deemed special except the following business transacted at an annual general meeting:

(i) the receipt and consideration of the annual accounts, the directors' reports and auditors' report on those accounts;

(ii) the appointment or re-appointment of directors and other officers in place of those retiring by rotation or otherwise ceasing to hold office;

(iii) the declaration of dividends;

(iv) the appointment of the auditors (when special notice of the resolution for appointment is not required by the Acts) and fixing or determining the manner of fixing of the remuneration of the auditors; and

(v) the increase of directors' fees.

PROCEEDINGS AT GENERAL MEETINGS

52. **Quorum**

(A) No business may be transacted at a general meeting unless a quorum is present. The absence of a quorum does not prevent the appointment of a chairman in accordance with the articles, which shall not be treated as part of the business of the meeting.

(B) The quorum for a general meeting is two members present in person or by proxy and entitled to vote.

53. **Procedure if quorum not present**

(A) If a quorum is not present within thirty minutes (or such longer time as the chairman decides to wait) after the time fixed for the start of the meeting or if there is no longer a quorum present at any time during the meeting, the meeting, if convened by or on the requisition of members, is dissolved. In any other case it stands adjourned to such other day (being not less than fourteen nor more than twenty eight days later) and at such other time and/or place as may have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been specified, the meeting stands adjourned to such other day (being not less than fourteen nor more than twenty eight days later) and at such other time and/or place as the chairman (or, in default, the board) decides.

(B) At an adjourned meeting the quorum is one member present in person or by proxy and entitled to vote. If a quorum is not present within five minutes from the time fixed for the start of the meeting, the adjourned meeting shall be dissolved.

(C) Save where the time and place for the adjourned meeting has been specified for the purpose in the notice convening the meeting as referred to in paragraph (A) of this article (in which case notice of the adjourned meeting need not be given), the Company shall

give not less than seven clear days' notice of any meeting adjourned for the lack of a quorum and the notice shall state the quorum requirement.

54. **Chairman**

(A) The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at a general meeting. If there is no chairman or deputy chairman, or if at a meeting neither is present and willing and able to act within five minutes after the time fixed for the start of the meeting or neither is willing and able to act, the directors present shall select one of their number to be chairman. If only one director is present and willing and able to act, he shall be chairman. In default, the members present in person and entitled to vote shall choose one of their number to be chairman.

(B) Without prejudice to any other power which he may have under the provisions of the articles or at common law the chairman may take such action as he thinks fit to promote the orderly conduct of the business of the meeting as specified in the notice of meeting and the chairman's decision on matters of procedure or arising incidentally from the business of the meeting shall be final, as shall be his determination as to whether any matter is of such a nature.

55. **Right to attend and speak**

(A) Each director shall be entitled to attend and speak at a general meeting and at a separate meeting of the holders of a class of shares or debentures whether or not he is a member.

(B) The chairman may invite any person to attend and speak at any general meeting of the Company where he considers that this will assist in the deliberations of the meeting.

56. **Power to adjourn**

(A) The chairman may, with the consent of a meeting at which a quorum is present (and shall, if so directed by the meeting) adjourn a meeting from time to time and from place to place or for an indefinite period.

(B) Without prejudice to any other power which he may have under the provisions of the articles or at common law, the chairman may, without the consent of the meeting, interrupt or adjourn a meeting from time to time and from place to place or for an indefinite period if he decides that it has become necessary to do so in order to:

(i) secure the proper and orderly conduct of the meeting;

(ii) give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting; or

(iii) ensure that the business of the meeting is properly disposed of.

57. **Notice of adjourned meeting**

(A) Whenever a meeting is adjourned for twenty eight days or more or for an indefinite period pursuant to article 56, at least seven clear days' notice specifying the place, date and time of the adjourned meeting and the general nature of the business to be transacted

shall be given to the members (other than any who, under the provisions of the articles or the terms of allotment or issue of the shares, are not entitled to receive notice), the directors and the auditors. Except in these circumstances it is not necessary to give notice of a meeting adjourned pursuant to article 56 or of the business to be transacted at the adjourned meeting.

(B) The board may determine that persons entitled to receive notice of an adjourned meeting in accordance with this article are those persons entered on the Register at the close of business on a day determined by the board.

(C) The notice of an adjourned meeting given in accordance with this article may also specify a time by which a person must be entered on the Register in order to have the right to attend or vote at the meeting. Changes to entries on the Register after the time so specified in the notice shall be disregarded in determining the rights of any person to so attend or vote.

58. **Business at adjourned meeting**

No business may be transacted at an adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

59. **Accommodation of members at meeting**

If it appears to the chairman that the meeting place specified in the notice convening the meeting is inadequate to accommodate all members entitled and wishing to attend, the meeting shall be duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a member who is unable to be accommodated is able to:

(i) participate in the business for which the meeting has been convened;

(ii) hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere; and

(iii) be heard and seen by all other persons present in the same way.

60. **Security**

The board may make any arrangement and impose any restriction it considers appropriate to ensure the security of a meeting including, without limitation, the searching of a person attending the meeting and the restriction of the items of personal property that may be taken into the meeting place. The board may authorise one or more persons, who shall include a director or the secretary or the chairman of the meeting to:

(i) refuse entry to a meeting to a person who refuses to comply with these arrangements or restrictions; and

(ii) eject from a meeting any person who causes the proceedings to become disorderly.

VOTING

61. **Method of voting**

(A) At a general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is properly demanded by:

(i) the chairman of the meeting;

(ii) not less than five members present in person or by proxy and entitled to vote;

(iii) a member or members present in person or by proxy representing in aggregate not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a proxy is deemed to be a demand by the member appointing the proxy.

(B) Unless a poll is demanded (and the demand is not duly withdrawn), a declaration by the chairman that the resolution has been carried, or carried by a particular majority, or lost or not carried by a particular majority, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

62. **Procedure on a poll**

(A) If a poll is properly demanded, it shall be taken in such manner as the chairman directs. He may appoint scrutineers, who need not be members, and may fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll shall be demanded.

(B) A poll demanded on the election of a chairman or on any question of adjournment shall be taken at the meeting and without adjournment. A poll demanded on another question shall be taken at such time and place as the chairman decides, either at once or after an interval or adjournment (but not more than thirty clear days after the date of the demand).

(C) No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll shall be taken.

(D) The demand for a poll may be withdrawn but only with the consent of the chairman. A demand withdrawn in this way validates the result of a show of hands declared before the demand was made. In the case of a poll demanded before the declaration of the result of

a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

(E) The demand for a poll (other than on the election of the chairman or on a question of adjournment) does not prevent the meeting continuing for the transaction of business other than the question on which a poll has been demanded.

(F) On a poll, votes may be given in person or by proxy and a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way, whether present in person or by proxy.

63. **Votes of members**

(A) Subject to special rights or restrictions as to voting attached to any class of shares by or in accordance with the articles, at a general meeting every member present in person has on a show of hands one vote and every member present in person or by proxy has on a poll one vote for every ordinary share of which he is the holder.

(B) In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote or votes of the other joint holder or holders, and seniority is determined by the order in which the names of the holders stand in the Register.

(C) A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) that he is or may be suffering from mental disorder or is otherwise incapable of running his affairs may vote, whether on a show of hands or on a poll, by his guardian, receiver, curator bonis or other person authorised for that purpose and appointed by the court. A guardian, receiver, curator bonis or other authorised and appointed person may, on a poll, vote by proxy if evidence (to the satisfaction of the board) of the authority of the person claiming to exercise the right to vote is deposited at the office (or at another place specified in accordance with the articles for the deposit of instruments of proxy) within the time limits prescribed by the articles for the deposit of instruments of proxy for use at the meeting, adjourned meeting or poll at which the right to vote is to be exercised.

64. **Casting vote**

In the case of an equality of votes whether on a show of hands or a poll, the chairman of the meeting at which the show of hands take place or at which the poll is demanded shall be entitled to a casting vote in addition to any vote to which he is entitled as a member.

65. **Restriction on voting rights for unpaid calls etc.**

Unless the board otherwise decides, no member is entitled in respect of a share held by him to be present or to vote, either in person or by proxy, at a general meeting or at a separate meeting of the holders of class of shares or on a poll, or to exercise other rights conferred by membership in relation to the meeting or poll, if a call or other amount due and payable in respect of the share is unpaid. This restriction ceases on payment of the amount outstanding and all costs, charges and expenses incurred by the Company by reason of the non-payment.

66. **Shares with different nominal values**

Where the capital of the Company consists of classes of shares of differing nominal values the board shall assign to each voting share a number of votes so that each voting share in a class shall enjoy the same number of votes and each class in aggregate shall enjoy a number of votes in proportion to the total number of votes as its aggregate paid up value (ignoring any premium paid on subscription) bears to the aggregate paid up value of the Company's voting shares and with the board performing any necessary currency conversions if the classes are not all designated in the same currency.

67. **Voting by proxy**

(A) Subject to paragraph (B) below, an instrument appointing a proxy shall be in writing in any usual form (or in another form approved by the board) executed under the hand of the appointor or his duly constituted attorney or, if the appointor is a company, under its seal or under the hand of its duly authorised officer or attorney or other person authorised to sign.

(B) Subject to the Acts, the board may accept the appointment of a proxy received in an electronic communication on such terms and subject to such conditions as it considers fit. The appointment of a proxy received is an electronic communication shall not be subject to the requirements of paragraph (A) above. The board may require the production of any evidence it considers necessary to determine the validity of such an appointment.

(C) Unless the contrary is stated in it, the appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll (but shall not confer any further right to speak at the meeting except with the permission of the chairman) and to vote on a resolution or amendment of a resolution put to, or other business which may properly come before, the meeting or meetings for which it is given, as the proxy thinks fit.

(D) A proxy need not be a member.

(E) A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing instruments of proxy are delivered for the same share for use at the same meeting, the one which is last validly delivered (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which instrument was last validly delivered, none of them shall be treated as valid in respect of that share.

(F) Where a member of the Company is an "authorised nominee" for the purposes of the Central Depositories Act, it may appoint more than one proxy in respect of each Securities Account it holds and which is credited with ordinary shares of the Company.

(G) Delivery or receipt of an appointment of proxy does not prevent a member attending and voting in person at the meeting or an adjournment of the meeting or on a poll.

(H) The appointment of a proxy shall (unless the contrary is stated in it) be valid for an adjournment of the meeting as well as for the meeting or meetings to which it relates. The appointment of a proxy is valid for twelve months from the date of execution or, in

the case of an appointment of proxy delivered in an electronic communication, for the duration specified by the board.

(I) Subject to the Acts, the Company may send a form of appointment of proxy to all or none of the persons entitled to receive notice of and to vote at a meeting. If sent, the form shall provide for two-way voting on all resolutions set out in the notice of meeting.

68. **Appointment of proxy**

The form of appointment of a proxy, and (if required by the board) a power of attorney or other authority under which it is executed or a copy of it notarially certified or certified in some other way approved by the board, shall be:

(i) in the case of an instrument in writing, delivered to the office, or another place specified in the notice convening the meeting or in the form of appointment of proxy or other accompanying document sent by the Company in relation to the meeting, not less than forty eight hours before the time for holding the meeting or adjourned meeting or the taking of a poll at which the person named in the form of appointment of proxy proposes to vote;

(ii) in the case of an appointment of a proxy contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications:

(a) in the notice convening the meeting; or

(b) in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(c) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

received at such address not less than forty eight hours before the time for holding the meeting at which the person named in the form of appointment of proxy proposes to vote;

(iii) in the case of a meeting adjourned for less than twenty eight days but more than forty eight hours or in the case of a poll taken more than forty eight hours after it is demanded, delivered or received as required by paragraphs (i) or (ii) not less than twenty four hours before the time appointed for the holding of the adjourned meeting or the taking of the poll; or

(iv) in the case of a meeting adjourned for not more than forty eight hours or in the case of a poll not taken immediately but taken not more than forty eight hours after it was demanded, delivered at the adjourned meeting or at the meeting at which the poll was demanded to the chairman or to the secretary or to a director.

An appointment of proxy not deposited or delivered in accordance with this article is invalid.

69. **When votes by proxy valid although authority revoked**

A vote cast or poll demanded by a proxy or authorised representative of a company is valid despite the previous death or insanity or revocation of the appointment of the proxy or of the authority under which the appointment was made unless notice of such prior death, insanity or revocation shall have been received by the Company at the office (or other place specified for depositing the instrument of proxy) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at the meeting, or at which case the vote is cast or the poll demanded or adjourned meeting at which case the vote is cast or the poll is demanded (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for use on the holding of the poll at which the vote is cast adjourned meeting.

70. **Corporate representative**

A company which is a member may, by resolution of its directors or other governing body, authorise a person to act as its representative at a meeting or at a separate meeting of the holders of a class of shares (the "**representative**"). The representative is entitled to exercise on behalf of the company (in respect of that part of the company's holding of shares to which the authorisation relates) those powers that the company could exercise if it were an individual member. The company is for the purposes of the articles deemed to be present in person at a meeting if the representative is present. All references to attendance and voting in person shall be construed accordingly. A director, the secretary or other person authorised for the purpose by the secretary may require the representative to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers.

71. **Objections to and error in voting**

No objection may be made to the qualification of a voter or to the counting of, or failure to count, a vote, except at the meeting or adjourned meeting at which the vote objected to is tendered or at which the error occurs. An objection properly made shall be referred to the chairman and only invalidates the decision of the meeting on any resolution if, in the opinion of the chairman, it is of sufficient magnitude to affect the decision of the meeting. The decision of the chairman on such matters is conclusive and binding on all concerned.

72. **Amendments to resolutions**

No amendment to a resolution duly proposed as a special or extraordinary resolution (other than an amendment to correct a patent error) may be considered or voted on. No amendment to a resolution duly proposed as an ordinary resolution (other than an amendment to correct a patent error) may be considered or voted on unless either:

(i) at least forty eight hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be

considered, notice of the terms of the amendment and intention to move it has been lodged at the office; or

(ii) the chairman in his absolute discretion decides that the amendment may be considered or voted on.

If an amendment proposed to a resolution under consideration is ruled out of order by the chairman the proceedings on the substantive resolution are not invalidated by an error in his ruling.

73. **Members' written resolutions**

A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effective as if it had been passed at a general meeting duly convened and held. The resolution in writing may consist of several instruments in the same form each duly executed by or on behalf of one or more members. If the resolution in writing is described as a special resolution or as an extraordinary resolution, it shall have effect accordingly.

74. **Class meetings**

A separate meeting for the holders of a class of shares shall be convened and conducted as nearly as possible in the same way as an extraordinary general meeting, except that:

(i) no member is entitled to notice of it or to attend unless he is a holder of shares of that class;

(ii) no vote may be cast except in respect of a share of that class;

(iii) the quorum at the meeting is two persons present in person holding or representing by proxy at least one-third in nominal value of the issued shares of that class except where one person holds or represents by proxy all of the issued shares of that class, in which case the presence of that person shall constitute a valid quorum;

(iv) the quorum at an adjourned meeting is one person holding shares of that class present in person or by proxy; and

(v) a poll may be demanded in writing by a member present in person or by proxy and entitled to vote at the meeting and on a poll each member has one vote for every share of that class of which he is the holder.

75. **Failure to disclose interests in shares**

(A) Where notice is served by the Company under section 212 of the Act (a "**section 212 notice**") on a member, or another person appearing to be interested in shares held by that member, and the member or other person has failed in relation to any shares (the "**default shares**", which expression includes any shares allotted or issued after the date of the section 212 notice in respect of those shares) to give the Company the information

required within the prescribed period from the date of the section 212 notice, the following sanctions apply, unless the board otherwise decides:

(i) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by proxy) at a general meeting or at a separate meeting of the holders of a class of shares or on a poll; and

(ii) where the default shares represent at least 0.25 per cent. in nominal value of the issued shares of their class:

(a) a dividend (or any part of a dividend) or other amount payable in respect of the default shares shall be withheld by the Company, which has no obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to article 137, to receive shares instead of a dividend; and

(b) no transfer of any default shares shall be registered unless the transfer is an excepted transfer or:

(1) the member is not himself in default in supplying the information required; and

(2) the member proves to the satisfaction of the board that no person in default in supplying the information required is interested in any of the shares the subject of the transfer.

(B) The sanctions under paragraph (A) cease to apply seven days after the earlier of:

(i) receipt by the Company of notice of an excepted transfer, but only in relation to the shares thereby transferred; and

(ii) receipt by the Company, in a form satisfactory to the board, of all the information required by the section 212 notice.

(C) Where, on the basis of information obtained from a member in respect of a share held by him, the Company issues a section 212 notice to another person, it shall at the same time send a copy of the section 212 notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, does not invalidate or otherwise affect the application of paragraph (A).

(D) For the purposes of this article 75:

(i) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is or may be interested, or if the Company (after taking account of information obtained from the member or, pursuant to a section 212 notice, from anyone else) knows or has reasonable cause to believe that the person is or may be so interested;

(ii) "**interested**" shall be construed as it is for the purpose of section 212 of the Act;

(iii) reference to a person having failed to give the Company the information required by a section 212 notice, or being in default in supplying such information, includes (a) reference to his having failed or refused to give all or any part of it, and (b) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(iv) the "**prescribed period**" means fourteen days;

(v) an "**excepted transfer**" means, in relation to shares held by a member:

(a) a transfer pursuant to acceptance of a takeover offer for the Company (within the meaning of section 428(1) of the Act); or

(b) a transfer which is shown to the satisfaction of the board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(E) The provisions of this article are in addition and without prejudice to the provisions of the Acts.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

76. **Number of directors**

All Directors of the Company shall be natural persons. Unless and until otherwise decided by the Company by ordinary resolution the number of directors must not be less than two and is not subject to a maximum number. The majority of the directors shall be resident in Malaysia.

77. **Power of the Company to appoint directors**

Subject to the articles, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the board, but the total number of directors may not exceed any maximum number fixed in accordance with the articles.

78. **Power of the board to appoint directors**

Without prejudice to the power of the Company to appoint a person to be a director pursuant to the articles, the board may appoint a person who is willing to act as a director, either to fill a vacancy or as an addition to the board, but the total number of directors may not exceed any maximum number fixed in accordance with the articles. A director appointed in this way may hold office only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during that meeting. He is not required, and is not taken into account in determining the number of directors who are, to retire by rotation at the meeting.

79. **Appointment of executive directors**

Subject to the Acts, the board may appoint one or more of its body to hold an executive office (including, without limitation, that of managing director) with the Company for such term (subject to the Acts) and on any other conditions the board thinks fit provided that any such person shall be resident in Malaysia. The board may revoke or terminate an appointment, without prejudice to a claim for damages for breach of contract or otherwise.

80. **Eligibility of new directors**

(A) No person other than a director retiring (by rotation or otherwise) may be appointed or reappointed as a director at a general meeting unless:

(i) he is recommended by the board; or

(ii) not less than seven nor more than forty two days before the date fixed for the meeting, notice has been given to the Company by a member (other than the person to be proposed) qualified to vote at the meeting of the intention to propose that person for appointment or reappointment. The notice shall (a) state the particulars which would, if the proposed director were appointed or reappointed, be required to be included in the Company's register of directors, (b) be accompanied by notice given by the proposed director of his willingness to be appointed or reappointed, and (c) be lodged at the office.

(B) A director need not be a member.

81. **Notice of intention to appoint a director**

No person not being a retiring director shall be eligible for election to the office of director at any general meeting unless a member intending to propose him has, at least eleven clear days before the meeting, left at the Company's office a notice in writing duly signed by the nominee, giving his consent to the nomination and signifying his candidature for the office, or the intention, of such member to propose him for election PROVIDED THAT in the case of a person recommended by the directors for election, nine clear days notice only shall be necessary, and notice of each and every candidate for election to the board of directors shall be given to the members at least five clear days prior to the meeting at which the election is to take place.

82. **Voting on resolution for appointment**

A resolution for the appointment of two or more persons as directors by a single resolution is void unless an ordinary resolution that the resolution for appointment is proposed in this way has first been agreed to by the meeting without a vote being given against it.

83. **Retirement by rotation**

(A) An election of the directors shall take place each year. Subject to paragraph (B) below, at each annual general meeting one-third of the directors who are subject to retirement by

rotation or, if their number is not three or a multiple of three, the number nearest to but not less than one-third, shall retire from office provided that if there are fewer than three directors who are subject to retirement by rotation, one shall retire from office.

(B) If any one or more directors were last appointed or reappointed three years or more prior to the meeting or were last appointed or reappointed at the third immediately preceding annual general meeting, he or they shall retire from office and shall be counted in obtaining the number required to retire at the meeting provided that the number of directors required to retire under paragraph (A) above shall be increased to the extent necessary to comply with this paragraph.

84. **Directors subject to retirement**

Subject to the Acts and the articles, the directors to retire by rotation at an annual general meeting include, so far as necessary to obtain the number required, first, a director who wishes to retire and not offer himself for reappointment, and, second, those directors who have been longest in office since their last appointment or reappointment. As between two or more who have been in office an equal length of time, the director to retire shall, in default of agreement between them, be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined on the basis of the composition of the board at the start of business on the date of the notice convening the annual general meeting, disregarding a change in the number or identity of the directors after that time but before the close of the meeting.

85. **Position of retiring director**

A director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be reappointed. If he is not reappointed or deemed reappointed, he may retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

86. **Deemed reappointment**

At a general meeting at which a director retires by rotation the Company may fill the vacancy and, if it does not do so, the retiring director shall be, if willing, deemed reappointed unless it is expressly resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

87. **No retirement on account of age**

No person is incapable of being appointed a director by reason of his having reached the age of 70 or another age. Special notice is not required in connection with the appointment or the approval of the appointment of such person. No director is required to vacate his office because he has reached the age of 70 or another age and section 293 of the Act does not apply to the Company. Where a general meeting is convened at which, to the knowledge of the board, a director is to be proposed for appointment or reappointment who is at the date of the meeting 70 or more, the board shall give notice of his age in the notice convening the meeting or in a document accompanying the notice, but the accidental omission to do so does not invalidate proceedings or an appointment or reappointment of that director at that meeting.

88. **Removal by ordinary resolution**

In addition to any power of removal conferred by the Acts, the Company may by ordinary resolution remove a director before the expiry of his period of office (without prejudice to a claim for damages for breach of contract or otherwise) and may (subject to the articles) by ordinary resolution appoint another person who is willing to act to be a director in his place. A person appointed in this way is treated, for the purposes of determining the time at which he or another director is to retire, as if he had become a director on the date on which the person in whose place he is appointed was last appointed or reappointed a director.

89. **Vacation of office by director**

(A) Without prejudice to the provisions for retirement (by rotation or otherwise) contained in the articles, the office of a director is vacated if:

(i) he resigns by notice delivered to the secretary at the office or tendered at a board meeting;

(ii) where he has been appointed for a fixed term, the term expires;

(iii) he ceases to be a director by virtue of a provision of the Acts, is removed from office pursuant to the articles or becomes prohibited by law from being a director;

(iv) he becomes bankrupt or compounds with his creditors generally or he applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that act;

(v) he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health or any court claiming jurisdiction on the ground of mental disorder (however stated) makes an order for his detention or for the appointment of a guardian, receiver or other person (howsoever designated) to exercise powers with respect to his property or affairs, and in any such case the board resolves that his office be vacated;

(vi) both he and his alternate director appointed pursuant to the provisions of the articles (if any) are absent, from more than fifty per cent. of the board meetings held during a financial year and the director resolves that his office be vacated; or

(vii) he is removed from office by notice addressed to him at his last-known address and signed by all his co-directors (without prejudice to a claim for damages for breach of contract or otherwise).

(B) A resolution of the board declaring a director to have vacated office under the terms of this article is conclusive as to the fact and grounds of vacation stated in the resolution.

(C) If the office of a director is vacated for any reason, he shall cease to be a member of any committee of the board.

(D) The remaining directors may continue to act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the minimum number fixed by or pursuant to these articles, the remaining directors may act only for the purpose of increasing the number of directors to such minimum number or to summon a general meeting of the Company.

90. **Managing Director**

(A) The directors may from time to time appoint any one or more of their body to be Managing Director(s) on such terms as they think fit and, subject to the terms of any agreement entered into in any particular case and provided that any such person shall be resident in Malaysia, may revoke any such appointment. The Managing Director(s) shall at all times be resident in Malaysia. The directors may vest in such Managing Director(s) such of the powers as are vested in the board of directors as they may think fit, but subject thereto such Managing Director(s) shall be subject to the control of the board of directors.

(B) The remuneration of a Managing Director(s) shall be fixed by the directors and may be by way of salary or commission or participation in profits of the Company or otherwise or by any or all of these but shall not include a commission on or percentage of the turnover of the Company.

(C) Any such Managing Director shall be subject to retirement by rotation in accordance with article 83 and shall be taken into account in determining the rotation or retirement of directors, and he shall, subject to provisions of any agreement with the Company, be subject to the same provisions as to resignation and removal as the other directors of the Company and if he ceases to hold the office of director from any cause or ceases to be resident in Malaysia shall ipso facto and immediately cease to be a Managing Director.

ALTERNATE DIRECTORS

91. **Appointment**

(A) A director (other than an alternate director) may by notice delivered to the secretary at the office or tabled at a meeting of the board, or in any other manner approved by the board, appoint as his alternate director any person who is resident in Malaysia and who is:

(i) another director, or

(ii) another person approved by a majority of the board of directors and willing to act.

No appointment of an alternate director who is not already a director shall be effective until his consent to act as a director in the form prescribed by the Acts has been received at the office or tabled at a meeting of the board.

(B) An alternate director need not be a member and shall not be counted in reckoning the number of directors for the purpose of article 76.

92. **Revocation of appointment**

A director may by notice delivered to the secretary at the office or tabled at a meeting of the board revoke the appointment of his alternate director and, subject to the provisions of article 91, appoint another person in his place. If a director ceases to hold the office of director or if he dies, the appointment of his alternate director automatically ceases. If a director retires but is reappointed or deemed reappointed at the meeting at which his retirement takes effect, a valid appointment of an alternate director which was in force immediately before his retirement continues to operate after his reappointment as if he has not retired. The appointment of an alternate director ceases on the happening of an event which, if he were a director otherwise appointed, would cause him to vacate office.

93. **Participation in board meetings**

An alternate director shall be, if he gives the Company an address in Malaysia at which notices may be served on him, entitled to receive notice of all meetings of the board and of all committees of the board of which his appointor is a member and, in the absence from those meetings of his appointor, to attend and vote at the meetings and to exercise all the powers, rights, duties and authorities of his appointor. A director acting as alternate director has a separate vote at meetings of the board and committees of the board for each director for whom he acts as alternate director but he counts as only one for the purpose of determining whether a quorum is present.

94. **Responsibility**

A person acting as an alternate director shall be an officer of the Company, shall alone be responsible to the Company for his acts and defaults, and shall not be deemed to be the agent of his appointor.

REMUNERATION, EXPENSES AND PENSIONS

95. **Directors' fees**

(A) Unless otherwise decided by the Company by ordinary resolution, the Company shall pay to the directors (but not alternate directors) for their services as directors such amount of aggregate fees as the board decides, provided that the aggregate of all fees so paid to each director (excluding amounts payable under any other provision of these articles) shall not exceed £100,000 (or its equivalent in other currencies) per annum, as may be determined at the discretion of the board, or such higher amount as may from time to time be decided by ordinary resolution of the Company passed in a general meeting where notice of the proposed increase of the aggregate of all fees so payable to each director has been given in the notice convening such meeting. A fee payable to a director pursuant to this article is distinct from any salary, remuneration or other amount payable to him pursuant to other provisions of these articles or otherwise and accrues from day to day. Any fee paid by the Company to an alternate director shall be deducted from such fees as are paid to the relevant director.

(B) Fees payable to non-executive directors shall be a fixed sum of money and not a commission on or percentage of profits or turnover.

(C) Subject to the Acts and to the articles, the board may arrange for part of a fee payable to a director under this article to be provided in the form of fully-paid shares in the capital of the Company. The amount of the fee payable in this way shall be at the discretion of the board and shall be applied in the purchase or subscription of shares on behalf of the relevant director.

96. **Additional remuneration**

A director who, at the request of the board, goes or resides abroad, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the board may decide.

97. **Expenses**

A director is entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in the performance of his duties as director including, without limitation, expenses incurred in attending meetings of the board or of committees of the board or general meetings or separate meetings of the holders of a class of shares or debentures, or an allowance for meetings not exceeding £1000 (or its equivalent in other currencies) per day as may be determined at the discretion of the board.

98. **Remuneration and expenses of alternate directors**

An alternate director is not entitled to a fee from the Company for his services as an alternate director. The fee payable to an alternate director is payable out of the fee payable to his appointor and consists of such portion (if any) of the fee as he agrees with his appointor. The Company shall, however, repay to an alternate director expenses incurred by him in the performance of his duties if the Company would have been required to repay the expenses to him under article 97 had he been a director.

99. **Directors' pensions and other benefits**

(A) The board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (by insurance or otherwise) for a person who is or has at any time been a director of:

(i) the Company;

(ii) a company which is or was a subsidiary undertaking of the Company;

(iii) a company which is or was allied to or associated with the Company or a subsidiary undertaking of the Company; or

(iv) a predecessor in business of the Company or of a subsidiary undertaking of the Company,

(or, in each case, for any member of his family, including a spouse or former spouse, or a person who is or was dependent on him). For this purpose the board may establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums. The board may arrange for this to be done by the Company alone or in conjunction with another person.

(B) A director or former director is entitled to receive and retain for his own benefit a pension or other benefit provided under paragraph (A) and is not obliged to account for it to the Company.

100. **Remuneration of executive directors**

An executive director shall receive such remuneration (whether by way of salary, commission or on percentage of turnover, save that his salary shall not include a commission on or percentage of turnover) as the board or any committee authorised by the board may decide, either in addition to or in lieu of his remuneration as a director as set out in article 95.

POWERS AND DUTIES OF THE BOARD

101. **Powers of the board**

Subject to the Acts, the memorandum of association of the Company and the articles and to directions given by special resolution of the Company, the business and affairs of the Company shall be managed by the board which may exercise all the powers of the Company whether relating to the management of the business or not. No alteration of the memorandum of association or of the articles and no direction given by the Company shall invalidate a prior act of the board which would have been valid if the alteration had not been made or the direction had not been given. The provisions of the articles giving specific powers to the board do not limit the general powers given by this article.

102. **Powers of directors being less than minimum required number**

If the number of directors is less than the minimum prescribed by the articles or decided by the Company by ordinary resolution, the remaining director or directors may act only for the purposes of appointing an additional director or directors to make up that minimum or convening a general meeting of the Company for the purpose of making such appointment. If no director or directors is or are able or willing to act, two members may convene a general meeting for the purpose of appointing directors. An additional director appointed in this way holds office (subject to the articles) only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during the meeting.

103. **Powers of executive directors**

The board may delegate to a director holding executive office (including, without limitation, a managing director) any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit. In particular, without limitation, the board may grant the power to sub-delegate, and may retain or exclude the right of the

board to exercise the delegated powers, authorities or discretions collaterally with the director. The board may at any time revoke the delegation or alter its terms and conditions.

103A **Delegation of powers of executive directors**

The director holding executive office (including, without limitation, a Managing Director) may sub-delegate to any senior officer of the Company or its subsidiaries any of its powers, authorities and discretions for such time and on such terms and conditions as he thinks fit. The director holding executive office (including, without limitation, a Managing Director) may at any time revoke such delegation in accordance with this article 103A or alter the terms and conditions of such delegation.

104. **Delegation to committees**

The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to a committee consisting of one or more persons (whether a member or members of the board or not) as it thinks fit. A committee may exercise its power to sub-delegate by sub-delegating to any person or persons (whether or not a member or members of the board or of the committee). The board may retain or exclude its right to exercise the delegated powers, authorities or discretions collaterally with the committee. The board may at any time revoke the delegation or alter any terms and conditions or discharge the committee in whole or in part. Where a provision of the articles refers to the exercise of a power, authority or discretion by the board (including, without limitation, the power to pay fees, remuneration, additional remuneration, expenses and pensions and other benefits pursuant to articles 95 to 100 and that power, authority or discretion has been delegated by the board to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.

105. **Agents**

The board may by power of attorney or otherwise appoint a person to be the agent of the Company and may delegate to that person any of its powers, authorities and discretions for such purposes, for such time and on such terms and conditions (including as to remuneration) as it thinks fit. In particular, without limitation, the board may grant the power to sub-delegate and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the agent. The board may at any time revoke or alter the terms and conditions of the appointment or delegation.

106. **Associate directors**

The board may appoint a person (not being a director) to an office or employment having a designation or title including the word "director" or attach to an existing office or employment that designation or title and may terminate the appointment or use of that designation or title. The inclusion of the word "director" in the designation or title of an office or employment does not imply that the person is, or is deemed to be, or is empowered to act as, a director for any of the purposes of the Acts or the articles.

107. **Exercise of voting powers**

Subject to article 110, the board may exercise or cause to be exercised the voting powers conferred by shares in the capital of another company held or owned by the Company, or a power of appointment to be exercised by the Company, in any manner it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of a director as an officer or employee of that company or in favour of the payment of remuneration to the officers or employees of that company).

108. **Provision for employees**

The board may exercise the powers conferred on the Company by the Acts to make provision for the benefit of a person employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family, including a spouse or former spouse, or any person who is or was dependent on him) in connection with the cessation or the transfer to a person of the whole or part of the undertaking of the Company or the subsidiary undertaking.

109. **Registers**

Subject to the Acts, the board may exercise the powers conferred on the Company with regard to the keeping of an overseas, local or other register and may make and vary regulations as it thinks fit concerning the keeping of a register. The Company shall keep a branch register in Malaysia in accordance with section 362 and Schedule 14 of the Act.

110. **Directors' borrowing powers**

The directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of its undertaking, property and uncalled capital, and to issue debentures and other securities, whether outright or as security for any debt, liability or obligations of the Company or its wholly owned subsidiaries, but not for an unrelated third party.

111. **Register of charges**

The Company shall keep a register of charges in accordance with the Acts and the fee to be paid by a person other than a creditor or member for each inspection of the register of charges is the maximum sum prescribed by the Acts or, failing which, decided by the board.

112. **Directors' interests**

(A) Subject to the Acts and provided he has disclosed to the board the nature and extent of any direct or indirect interest of his, a director, notwithstanding his office:

(i) may enter into or otherwise be interested in a contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested either in connection with his tenure of an office or place of profit or as seller, buyer or otherwise;

(ii) may hold another office or place of profit with the Company (except that of auditor or auditor of a subsidiary of the Company) in conjunction with the office of director and may act by himself or through his firm in a professional capacity to the Company, and in that case on such terms as to remuneration and otherwise as the board may decide either in addition to or instead of remuneration provided for by another article;

(iii) may be a director or other officer of, or employed by, or a party to a contract, transaction, arrangement or proposal with or otherwise interested in, a company promoted by the Company or in which the Company is otherwise interested or as regards which the Company has a power of appointment; and

(iv) is not liable to account to the Company for a profit, remuneration or other benefit realised by such contract, arrangement, transaction, proposal, office or employment and no such contract, arrangement, transaction or proposal is avoided on the grounds of any such interest or benefit.

(B) A director who, to his knowledge, is in any way (directly or indirectly) interested in a contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract, arrangement, transaction or proposal is first considered, if he knows his interest then exists or, in any other case, at the first meeting of the board after he knows that he is or has become interested. For the purposes of this article:

(i) a general notice given to the board by a director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in any contract, transaction, arrangement or proposal in which a specified person or class of persons is interested is a sufficient disclosure under this article in relation to that contract, transaction, arrangement or proposal; and

(ii) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge is not treated as his interest.

(C) A director may not vote on or be counted in the quorum in relation to a resolution of the board or of a committee of the board concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which he has an interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company), but this prohibition does not apply to a resolution concerning any of the following matters:

(i) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(ii) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

(iii) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) a contract, arrangement, transaction or proposal to which the Company is or is to be a party concerning another company (including a subsidiary undertaking of the Company) in which he is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a **"relevant company"**), if he does not to his knowledge hold an interest in shares (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of or the voting rights in the relevant company;

(v) a contract, arrangement, transaction or proposal for the benefit of the employees of the Company or any of its subsidiary undertakings (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; and

(vi) a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy under which he may benefit.

(D) A director may not vote on or be counted in the quorum in relation to a resolution of the board or committee of the board concerning his own appointment (including, without limitation, fixing or varying the terms of his appointment or its termination) as the holder of an office or place of profit with the Company or any company in which the Company is interested. Where proposals are under consideration concerning the appointment (including, without limitation, fixing or varying the terms of appointment or its termination) of two or more directors to offices or places of profit with the Company or a company in which the Company is interested, such proposals shall be divided and a separate resolution considered in relation to each director. In that case each of the directors concerned (if not otherwise debarred from voting under this article) is entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(E) If a question arises at a meeting as to the materiality of a director's interest (other than the interest of the chairman of the meeting) or as to the entitlement of a director (other than the chairman) to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be referred to the chairman and his ruling in relation to the director concerned is conclusive and binding on all concerned.

(F) If a question arises at a meeting as to the materiality of the interest of the chairman of the meeting or as to the entitlement of the chairman to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be decided by resolution of the directors or committee members present at the meeting (excluding the chairman) whose majority vote is conclusive and binding on all concerned.

(G) For the purposes of this article, the interest of a person who is for the purposes of the Acts connected with (within the meaning of section 346 of the Act) a director is treated as the interest of the director and, in relation to an alternate director, the interest of his appointor is treated as the interest of the alternate director in addition to an interest which the alternate director otherwise has. This article applies to an alternate director as if he were a director otherwise appointed.

(H) Subject to the Acts, the Company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not properly authorised by reason of a contravention of this article.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

113. Board Meetings

Subject to the articles, the board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit. All Board meetings are to be held in Malaysia.

114. Notice of Board Meetings

A director may, and the secretary at the request of a director shall, summon a board meeting at any time. Notice of a board meeting is deemed to be duly given to a director if it is given to him personally (whether orally or in writing) or sent in writing to him at his last-known address in Malaysia or another address in Malaysia given by him to the Company for that purpose. A director may waive the requirement that notice be given to him of a board meeting, either prospectively or retrospectively. A director absent or intending to be absent from Malaysia may request that notices of board meetings during his absence be sent in writing to him at an address given by him to the Company for that purpose. If no request is made (and/or if no such non-Malaysian address is given) it is not necessary to give notice of a board meeting to a director who is absent from Malaysia.

115. Quorum

The quorum necessary for the transaction of business may be decided by the board and until otherwise decided is two directors present in person or by alternate director, the majority of whom shall be resident in Malaysia. A duly convened meeting of the board at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the board.

116. **Chairman of board**

The board may appoint one of its body as chairman to preside at every board meeting at which he is present and one or more deputy chairman or chairmen and decide the period for which he is or they are to hold office (and may at any time remove him or them from office). If no chairman or deputy chairman is elected, or if at a meeting neither the chairman nor a deputy chairman is present within five minutes of the time fixed for the start of the meeting, the directors and alternate directors (in the absence of their appointors) present shall choose one of their number to be chairman. If two or more deputy chairmen are present, the senior of them shall act as chairman, seniority being determined by length of office since their last appointment or reappointment or deemed reappointment. As between two or more who have held office for an equal length of time, the deputy chairman to act as chairman shall be decided by those directors and alternate directors (in the absence of their appointors) present. A chairman or deputy chairman may hold executive office or employment with the Company.

117. **Voting**

Questions arising at a meeting of the board are determined by a majority of votes. In case of an equality of votes the chairman has a second or casting vote except where only two directors are competent to vote on the question at issue.

118. **Participation by telephone**

All or any members of the board or any committee of the board may participate in a meeting of the board or a committee of the board through the medium of conference telephone or similar form of communication equipment if all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting and is counted in a quorum and entitled to vote provided that such a meeting shall not be quorate unless a majority of directors participating in person or by telephone is resident in Malaysia and is in Malaysia at the time. Subject to the Acts, all business transacted in this way by the board or a committee of the board is for the purposes of the articles deemed to be validly and effectively transacted at a meeting of the board or a committee of the board The meeting is deemed to take place in Malaysia provided that at least one participating member of the board or any committee is present in Malaysia.

119. **Resolution in writing**

A resolution in writing executed by all directors for the time being entitled to receive notice of a board meeting (other than directors who are prohibited in accordance with these articles from voting) (if that number is sufficient to constitute a quorum) or by all members of a committee of the board (other than directors who are prohibited in accordance with these articles from voting) shall be as valid and effective for all purposes as a resolution passed at a meeting of the board (or committee, as the case may be). For the purposes of passing a resolution in writing there shall be no quorum unless the majority of the directors signing the resolution is resident in Malaysia and is in Malaysia at the time of signing such resolution. The resolution in writing may consist of several documents in the same form each executed by one or more of the directors or

others in his place. At least one secretary shall be a resident of Malaysia and perform its duties from Malaysia.

(B) Any provision of the Acts or of the articles requiring or authorising a thing to be done by or to a director and the secretary is not satisfied by its being done by or to the same person acting both as director and as, or in the place of, the secretary.

124. **Authentication of documents**

A director or the secretary or another person appointed by the board for the purpose may authenticate documents affecting the constitution of the Company (including, without limitation, the memorandum of association and the articles) and resolutions passed by the Company or holders of a class of shares or the board or a committee of the board and books, records, documents and accounts relating to the business of the Company, and to certify copies or extracts as true copies or extracts.

SEALS

125. **Safe Custody**

The board shall provide for the safe custody of every seal.

126. **Application of seals**

A seal may be used only by the authority of a resolution of the board or of a committee of the board. The board may decide who will sign an instrument to which a seal is affixed (or, in the case of a share certificate, on which the seal may be printed) either generally or in relation to a particular instrument or type of instrument. The board may also decide, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical means. Unless otherwise decided by the board:

(i) share certificates and certificates issued in respect of debentures or other securities (subject to the provisions of the relevant instrument) need not be signed or, if signed, a signature may be applied by mechanical or other means or may be printed; and

(ii) every other instrument to which a seal is affixed shall be signed by one director and by the secretary or a second director.

127. **Official seal for use abroad**

The Company may exercise the powers conferred by the Acts with regard to having an official seal for use abroad, and those powers shall be vested in the board.

DIVIDENDS AND OTHER PAYMENTS

128. **Declaration of dividends**

Subject to the Acts and the articles, the Company may by ordinary resolution declare a dividend to be paid to the members according to their respective rights and interests, but no dividend may exceed the amount recommended by the board.

members of the relevant committee. The resolution in writing need not be signed by an alternate director if it is signed by his appointor and a resolution signed by an alternate director need not be signed by his appointor.

120. **Proceedings of committees**

(A) Proceedings of any committee of the board consisting of two or more members shall be conducted in accordance with terms prescribed by the board (if any). Subject to those terms and paragraph (B) below, proceedings shall be conducted in accordance with applicable provisions of the articles regulating the proceedings of the board.

(B) Where the board resolves to delegate any of its powers, authorities and discretions to a committee and that resolution states that the committee shall consist of any one or more unnamed directors, it is not necessary to give notice of a meeting of that committee to directors other than the director or directors who form the committee.

121. **Minutes of proceedings**

(A) The board shall cause minutes to be made in books kept for the purpose of:

(i) all appointments of officers and committees made by the board and of any remuneration fixed by the board; and

(ii) the names of directors present at every meeting of the board, committees of the board, meetings of the Company or meetings of the holders of any class of shares or debentures, and all orders, resolutions and proceedings of such meetings.

(B) If purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting, minutes are receivable as prima facie evidence of the matters stated in them.

122. **Validity of proceedings of board or committee**

All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director, alternate director or member of a committee are, notwithstanding that it is afterwards discovered that there was a defect in the appointment of a person or persons acting, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, as valid as if every such person had been duly appointed, and was duly qualified and had continued to be a director, alternate director or member of a committee and entitled to vote.

SECRETARY AND AUTHENTICATION OF DOCUMENTS

123. **Secretary**

(A) Subject to the Acts, the board shall appoint a secretary or joint secretaries and may appoint one or more persons to be an assistant or deputy secretary on such terms and conditions (including, without limitation, remuneration) as it thinks fit. The board may remove a person appointed pursuant to this article from office and appoint another or

129. **Interim dividends**

Subject to the Acts, the board may declare and pay such interim dividends (including, without limitation, a dividend payable at a fixed rate) as appear to it to be justified by the profits of the Company available for distribution. No interim dividend shall be declared or paid on shares which do not confer preferred rights with regard to dividend if at the time of declaration, any dividend on shares which do confer a right to a preferred dividend is in arrear. If the board acts in good faith, it does not incur any liability to the holders of shares conferring preferred rights for a loss they may suffer by the lawful payment of an interim dividend on shares ranking after those with preferred rights.

130. **Entitlement to dividends**

(A) Except as otherwise provided by the rights attached to, or the terms of issue of shares:

(i) a dividend shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is declared and paid, but no amount paid up on a share in advance of a call may be treated for the purpose of this article as paid up on the share; and

(ii) dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

(B) Except as otherwise provided by the rights attached to shares, dividends may be declared or paid in any currency. The board may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

131. **Method of payment**

(A) The Company may pay any dividend, interest or other amount payable in respect of a share:

(i) in cash;

(ii) by cheque, warrant or money order made payable to or to the order of the person entitled to the payment (and may, at the Company's option, be crossed "account payee" where appropriate);

(iii) by a bank or other funds transfer system to an account designated in writing by the person entitled to the payment; or

(iv) by such other method as the person entitled to the payment may in writing direct.

(B) The Company may send a cheque, warrant or money order by post (i) in the case of a sole holder, to his registered address; (ii) in the case of joint holders, to the registered address of the person whose name stands first in the Register, (iii) in the case of a person

or persons entitled by transmission to a share, as if it were a notice given in accordance with article 147; or (iv) in any case, to a person and address that the person or persons entitled to the payment may in writing direct.

(C) Where a share is held jointly or two or more persons are jointly entitled by transmission to a share; (i) the Company may pay any dividend, interest or other amount payable in respect of that share to any one joint holder, or any one person entitled by transmission to the share and in either case that holder or person may give an effective receipt for the payment; and (ii) for any of the purposes of this article 131, the Company may rely in relation to a share on the written direction or designation of any one joint holder of the share, or any one person entitled by transmission to the share.

(D) Every cheque, warrant or money order sent by post is sent at the risk of the person entitled to the payment. If payment is made by bank or other funds transfer, by means of a relevant system or by another method at the direction of the person entitled to payment, the Company is not responsible for amounts lost or delayed in the course of making that payment.

(E) Without prejudice to article 75, the board may withhold payment of a dividend (or part of a dividend) payable to a person entitled by transmission to a share until he has provided such evidence of his right as the board may reasonably require.

132. **Dividends not to bear interest**

No dividend or other amount payable by the Company in respect of a share bears interest as against the Company unless otherwise provided by the rights attached to the share.

133. **Calls or debts may be deducted from dividends etc.**

The board may deduct from a dividend or other amounts payable to a person in respect of a share amounts due from him to the Company on account of a call or otherwise in relation to a share.

134. **Unclaimed dividends etc.**

Any unclaimed dividend, interest or other amount payable by the Company in respect of a share may be invested or otherwise made use of by the board for the benefit of the Company until claimed. Subject to the provisions of the Acts and the Malaysian Unclaimed Moneys Act 1965, any dividend unclaimed after twelve years from the date when it was declared or became due for payment shall be forfeited and shall revert to the Company. The payment of an unclaimed dividend, interest or other amount payable by the Company in respect of a share into a separate account does not constitute the Company a trustee in respect of it.

135. **Uncashed dividends**

If, in respect of a dividend or other amount payable in respect of a share, on any one occasion:

(i) a cheque, warrant or money order is returned undelivered or left uncashed, or

(ii) a transfer made by a bank or other funds transfer system is not accepted,

and reasonable enquiries have failed to establish another address or account of the person entitled to the payment, the Company is not obliged to send or transfer a dividend or other amount payable in respect of that share to that person until he notifies the Company of an address or account to be used for that purpose. If the cheque, warrant or money order is returned undelivered or left uncashed or transfer not accepted on two consecutive occasions, the Company may exercise this power without making any such enquiries.

136. **Payment of dividends in specie**

Without prejudice to article 75, the board may, with the prior authority of an ordinary resolution of the Company, direct that payment of a dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid-up shares or debentures of another company. Where a difficulty arises in connection with the distribution, the board may settle it as it thinks fit and in particular, without limitation, may: (i) issue fractional certificates (or ignore fractions), (ii) fix the value for distribution of the specific assets (or any part of them), (iii) decide that a cash payment be made to a member on the basis of the value so fixed, in order to secure equality of distribution, and (iv) vest assets in trustees on trust for the persons entitled to the dividend as seems expedient to the board.

137. **Payment of scrip dividends**

(A) Subject to the Acts, but without prejudice to article 75, the board may, with the prior authority of an ordinary resolution of the Company, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or ordinary shares in either case credited as fully paid (**"new shares"**) instead of cash in respect of all or part of a dividend or dividends specified by the resolution, subject to any exclusions, restrictions or other arrangements the board may in its absolute discretion deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements of a recognised regulatory body or a stock exchange in, any territory.

(B) Where a resolution under article 137(A) is to be proposed at a general meeting and the resolution relates in whole or in part to a dividend to be declared at that meeting, then the resolution declaring the dividend is deemed to take effect at the end of that meeting.

(C) A resolution under article 137(A) may relate to a particular dividend or to all or any dividends declared or paid within a specified period, but that period may not end later than the beginning of the fifth annual general meeting following the date of the meeting at which the resolution is passed.

(D) The board shall determine the basis of allotment of new shares so that, as nearly as may be considered convenient without involving rounding up of fractions, the value of the new shares (including a fractional entitlement) to be allotted (calculated by reference to the average quotation, or the nominal value of the new shares, if greater) equals (disregarding an associated tax credit) the amount of the dividend which would otherwise have been received by the holder (the **"relevant dividend"**). For this purpose

the "**average quotation**" of each of the new shares is or shall be as determined by or in accordance with the resolution under article 137(A). A certificate or report by the auditors as to the value of the new shares to be allotted in respect of any dividend shall be conclusive evidence of that amount.

(E) The board may make any provision it considers appropriate in relation to an allotment made or to be made pursuant to this article (whether before or after the passing of the resolution under article 137(A)), including, without limitation:

(i) the giving of notice to holders of the right of election offered to them;

(ii) the provision of forms of election (whether in respect of a particular dividend or dividends generally);

(iii) determination of the procedure for making and revoking elections;

(iv) the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective; and

(v) the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned).

(F) The dividend (or that part of the dividend in respect of which a right of election has been offered) is not declared or payable on shares in respect of which an election has been duly made (the "**elected shares**"); instead new shares are allotted to the holders of the elected shares on the basis of allotment calculated as in paragraph (D). For that purpose, the board may resolve to capitalise out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to the holders of the elected shares. A resolution of the board capitalising part of the reserves has the same effect as if the board had resolved to effect the capitalisation with the authority of an ordinary resolution of the Company pursuant to article 138. In relation to the capitalisation the board may exercise all the powers conferred on it by article 138 without an ordinary resolution of the Company.

(G) The new shares rank pari passu in all respects with each other and with the fully-paid shares of the same class in issue on the record date for the dividend in respect of which the right of election has been offered, but they will not rank for a dividend or other distribution or entitlement which has been declared or paid by reference to that record date.

138. **Capitalisation of profits**

Subject to the Acts, the board may, with the authority of an ordinary resolution of the Company:

(i) resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(ii) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amount of ordinary shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(a) paying up the amounts (if any) for the time being unpaid on shares held by them respectively, or

(b) paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(iii) make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the board may deal with the fractions as it thinks fit, including issuing fractional certificates, disregarding fractions or selling shares or debentures representing the fractions to a person for the best price reasonably obtainable and distributing the net proceeds of the sale in due proportion amongst the members (except that if the amount due to a member is less than £3, or such other sum as the board may decide, the sum may be retained for the benefit of the Company);

(iv) authorise a person to enter (on behalf of all the members concerned) an agreement with the Company providing for either:

(a) the allotment to the members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(b) the payment by the Company on behalf of the members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares,

an agreement made under the authority being effective and binding on all those members; and

(v) generally do all acts and things required to give effect to the resolution.

139. **Record dates**

Notwithstanding any other provision of the articles, but subject to the Acts and rights attached to shares, the Company or the board may fix any date as the record date for a dividend, distribution, allotment or issue. The record date may be on or at any time before or after a date on which the dividend, distribution, allotment or issue is declared, made or paid.

ACCOUNTS

140. **Keeping and inspection of accounts**

(A) The board shall ensure that accounting records are kept in accordance with the Acts.

(B) The accounting records shall be kept at the office or, subject to the Acts, at another place decided by the board and shall be available during business hours for the inspection of the directors and other officers. No member (other than a director or other officer) has the right to inspect an accounting record or other document except if that right is conferred by the Acts or he is authorised by the board or by an ordinary resolution of the Company.

141. **Accounts to be sent to members etc.**

(A) In respect of each financial year, a copy of the Company's annual accounts, directors' report and auditors' report on those accounts shall be sent by post or delivered to:

(i) every member (whether or not entitled to receive notices of general meetings),

(ii) every holder of debentures (whether or not entitled to receive notices of general meetings), and

(iii) every other person who is entitled to receive notices of general meetings,

not less than twenty one clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the Acts. This article does not require copies of the documents to which it applies to be sent or delivered to:

(a) a member or holder of debentures of whose address the Company is unaware, or

(b) more than one of the joint holders of shares or debentures.

(B) Where permitted by the Acts, a summary financial statement derived from the Company's annual accounts and the directors' report and auditors' report in the form and containing the information prescribed by the Acts may be sent or delivered to a person so electing in place of the documents required to be sent or delivered by article 141(A).

(C) The period between the end of a financial year of the Company and the issue of the annual audited accounts, the directors' and auditors' reports shall not exceed four months.

NOTICES

142. **Notices to be in writing or in electronic communication**

A notice to be given to or by a person pursuant to the articles (other than a notice convening a meeting of the board or a committee of the board) shall be in writing or in an electronic communication and sent or delivered to an address for the time being notified for that purpose to the person giving the notice.

143. **Service of notices and other documents on members**

(A) A notice or other document may be given to a member by the Company:

(i) personally; or

(ii) by sending it by post in a pre-paid envelope addressed to the member at his registered address;

(iii) or by leaving it at that address (or at another address notified for the purpose) in an envelope addressed to the member; or

(iv) by giving it by electronic communication to an address for the time being notified to the Company by the member for that purpose; or

(v) by any other means authorised in writing by the member concerned.

(B) A notice of general meeting may, instead of being sent to the member in any of the ways specified in paragraph (A) above, be given to a member by the Company by publishing the notice on a web site, provided that the following conditions are met:

(i) the member and the Company have agreed that notices of general meetings may be accessed by the member on a web site instead of being sent to the member in one of the ways specified in paragraph (A) above; and

(ii) the member is given a notification, in the manner agreed for the time being between the member and the Company, containing the following information:

(a) the fact that the notice has been published on the web site;

(b) the address of the web site;

(c) the place on the web site where the notice may be accessed and how it may be accessed;

(d) a statement that it concerns a notice of general meeting served in accordance with the Act;

(e) the place, date and time of the general meeting; and

(f) whether the general meeting is to be an annual or extraordinary general meeting.

(C) A notice given under this paragraph (B) is deemed to be given at the time of the notification under sub-paragraph (B)(ii).

(D) In the case of joint holders of a share, a notice or other document shall be given to whichever of them is named first in the Register in respect of the joint holding and notice given in this way is sufficient notice to all joint holders.

144. **Notice by advertisement**

If by reason of the suspension or curtailment of postal services in the United Kingdom or Malaysia the Company is unable effectively to convene a general meeting by notices sent by post to those members who have not notified an address for electronic communications pursuant to article 143(A)(iv), the board may, in its absolute discretion and as an alternative to any other method of service permitted by the articles, resolve to convene a general meeting by a notice advertised in at least one United Kingdom national newspaper and one daily newspaper circulating in Malaysia. In this case the Company shall send confirmatory copies of the notice by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom and Malaysia again becomes practicable.

145. **Evidence of service**

(A) A notice or other document addressed to a member at his registered address or address for service in (i) Malaysia, is, if sent by post, shall be deemed to be given within twenty four hours if pre-paid (ii) any other country, is, if sent by courier or air-mail, deemed to be given within three days after it has been posted or sent, and in proving service it is sufficient to prove that the envelope containing the notice or document was properly addressed, pre-paid and posted.

(B) Proof that a notice contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given.

(C) A notice contained in an electronic communication sent in accordance with the articles other than a notice given under article 143(B) (to which the provisions of that article apply) is deemed to be given at the expiration of forty eight hours after the time it was sent.

(D) A notice or document not sent by post but left at a registered address or address for service in Malaysia is deemed to be given on the day it is left.

(E) Where notice is given by newspaper advertisement, the notice is deemed to be given to all members and other persons entitled to receive it at noon on the day when the advertisement appears or, where notice is given by more than one advertisement and the advertisements appear on different days, at noon on the last of the days when the advertisements appear.

(F) A notice or other document served or delivered by the Company by any other means authorised in writing by the member concerned is deemed to be served when the Company has taken the action it has been authorised to take for that purpose.

(G) A member present in person or by proxy at a meeting or of the holders of a class of shares is deemed to have received due notice of the meeting and, where required, of the purposes for which it was called.

146. **Notice binding on transferees etc.**

A person who becomes entitled to a share by transmission, transfer or otherwise is bound by a notice in respect of that share (other than a notice served by the Company under section 212 of the Act) which, before his name is entered in the Register, has been properly served on a person from whom he derives his title.

147. **Notice in case of entitlement by transmission**

Where a person is entitled by transmission to a share, the Company may give a notice or other document to that person as if he were the holder of a share by addressing it to him by name or by the title of representative of the deceased or trustee of the bankrupt member (or by similar designation) at an address in Malaysia or the United Kingdom supplied for that purpose by the person claiming to be entitled by transmission. Until an address has been supplied, a notice or other document may be given in any manner in which it might have been given if the death or bankruptcy or other event had not occurred. The giving of notice in accordance with this article is sufficient notice to any other person interested in the share.

MISCELLANEOUS

148. **Destruction of documents**

(A) The Company may destroy:

(i) a share certificate which has been cancelled at any time after one year from the date of cancellation;

(ii) a mandate for the payment of dividends or other amounts or a variation or cancellation of a mandate or a notification of change of name or address at any time after two years from the date the mandate, variation, cancellation or notification was recorded by the Company;

(iii) an instrument of transfer of shares (including a document constituting the renunciation of an allotment of shares) which has been registered at any time after six years from the date of registration; and

(iv) any other document on the basis of which any entry in the Register is made at any time after six years from the date an entry in the Register was first made in respect of it.

(B) It is presumed conclusively in favour of the Company that every share certificate destroyed was a valid certificate validly cancelled, that every instrument of transfer destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed was a valid and effective document in accordance with the recorded particulars in the books or records of the Company, but:

(i) the provisions of this article apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of the document is relevant to a claim;

(ii) nothing contained in this article imposes on the Company liability in respect of the destruction of a document earlier than provided for in this article or in any case where the conditions of this article are not fulfilled; and

(iii) references in this article to the destruction of a document include reference to its disposal in any manner.

149. Winding up

On a voluntary winding-up of the company the liquidator may, on obtaining any sanction required by law, divide among the members in kind the whole or any part of the assets of the company, whether or not the assets consist of property of one kind or of different kinds, and vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he, with the like sanction, shall determine. For this purpose the liquidator may set the value he deems fair on a class or classes of property, and may determine on the basis of that valuation and in accordance with the then existing rights of members how the division is to be carried out between members or classes of members. The liquidator may not, however, distribute to a member without his consent an asset to which there is attached a liability or potential liability for the owner. On the voluntary winding up of the Company, no commission or fee shall be paid to the liquidator unless it shall have been ratified by members. The amount of such payment shall be notified to all members at least seven days prior to the meeting at which it is to be considered.

150. Indemnity of officers and power to purchase insurance

(A) Subject to the Acts, but without prejudice to an indemnity to which he may otherwise be entitled, every person who is or was a director, alternate director or secretary of the Company shall be and shall be kept indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him in the proper execution of his duties or the proper exercise of his powers, authorities and discretions including, without limitation, a liability incurred:

(i) defending proceedings (whether civil or criminal) in which judgment is given in his favour or in which he is acquitted, or which are otherwise disposed of without a finding or admission of material breach of duty on his part, or

(ii) in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

(B) Subject to the Acts, the board may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is or was:

(i) a director, alternate director, secretary or auditor of the Company or of a company which is or was a subsidiary undertaking of the Company or in which the Company has or had an interest (whether direct or indirect); or

(ii) trustee of a retirement benefits scheme or other trust in which a person referred to in article 150(B)(i) is or has been interested,

indemnifying him against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company.

NAMES AND ADDRESSES OF SUBSCRIBERS

Janet Elvidge
For and on behalf of
Clifford Chance Nominees Limited
200 Aldersgate Street
London EC1A 4JJ

Remi Ladega
For and on behalf of
Clifford Chance Secretaries Limited
200 Aldersgate Street
London EC1A 4JJ

DATED this 17 day of July 2003.

WITNESS to the above signatures:

DENISE WEST
200 Aldersgate Street
London EC1A 4JJ

RECEIVED
2004 SEP -9 A 11:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1.6 NOTICE OF INCREASE IN NOMINAL CAPITAL

G

COMPANIES FORM No. 123

Notice of increase in nominal capital

RECEIVED
2004 SEP -9 A 11:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

123

CHFP025

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

* insert full name of company

† the copy must be printed or in some other form approved by the registrar

To the Registrar of Companies (Address overleaf)

For official use

Company number 4841085

Name of company

* ASTRO ALL ASIA NETWORKS plc

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 20 SEPTEMBER 2003 the nominal capital of the company has been increased by £ 301,528,947.36 beyond the registered capital of £ 99,998.

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

THE RIGHTS ARE SET OUT IN ARTICLE 3 OF THE ARTICLES OF ASSOCIATION (ADOPTED BY THE COMPANY PURSUANT TO A SPECIAL RESOLUTION PASSED ON 20 SEPTEMBER 2003) WHICH IS ATTACHED HERETO.

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Lim Lay Fong   Designation ‡ SECRETARY   Date 20 September 2003

Presentor's name address and reference (if any) :

Clifford Chance Secretaries
10 Upper Bank Street
London
E14 5JJ

VXC/M4075-201

LON-1/978208

For official Use
General Section

Post room

L242JOYU
LD5
COMPANIES HOUSE
0181
06/10/03

Laserform International 12/99

978208

Company No. 4841085

RECEIVED
2004 SEP -9 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

LD5 COMPANIES HOUSE 0419 11/11/03

RESOLUTIONS IN WRITING

of

ASTRO ALL ASIA NETWORKS plc
(the "Company")

In accordance with the Company's Articles of Association, we, being all the members of the Company who would, at the date of these resolutions, have been entitled to vote upon them as if they had been proposed at a general meeting of the Company at which we were present, RESOLVE to pass the following written resolutions:-

I. INITIAL PUBLIC OFFERING

1. "THAT pursuant to a shareholders' resolution passed on 22 August 2003 wherein the Initial Public Offering ("IPO") Scheme for the listing of the Company on the Main Board of the Kuala Lumpur Stock Exchange ("KLSE") was approved, the said scheme (details of which are set out as follows) be hereby confirmed:-

(i) A public issue of up to 508,400,000 new ordinary shares of £0.10 each in the Company pursuant to the IPO ("Issue Shares"), the details of which are as follows:-

(a) Up to 83,400,000 of the Issue Shares, subject to clawback and reallocation, representing approximately 4.36 per cent. of the enlarged issued share capital of the Company be available for application by eligible Directors, employees, subscribers, retailers, distributors and installers of the Company and its subsidiaries ("ASTRO"), eligible Directors and employees of the Usaha Tegas Sdn Bhd Group and Khazanah Nasional Berhad, Malaysian citizens, companies, co-operatives, societies and institutions, at a Retail Price of RM3.80 per share;

(b) Up to 425,000,000 of the Issue Shares, subject to clawback and reallocation, representing approximately 22.21 per cent. of the enlarged issued share capital of the Company be available for application by (i) Malaysian institutional and selected investors; (ii) qualified institutional buyers (as defined in Rule 144A of the United States of America ("US") Securities Act of 1933 as amended), in the US in reliance on Rule 144A; and (iii) non-US persons outside the U.S. in reliance on Regulation S under the said Securities Act;

(c) As an integral part of the IPO, "Series I" and "Series II" redeemable convertible preference shares ("RCPS") of £0.01 each in the Company will be converted into ordinary shares of £0.10 (10 pence) each at the closing of the IPO in accordance with the terms of the Articles of Association of the Company, the details of which are as follows:-

(i) The 53,947,368 "Series I" RCPS of £0.01 each in the Company will be converted into 105,646,612 new Shares at a conversion price of approximately RM1.94 per RCPS;

(ii) The 103,947,368 "Series II" RCPS of £0.01 each in the Company will be converted into 103,947,368 new Shares at a conversion price of RM3.80 per RCPS being 90 per cent. of the indicative Institutional Price of RM4.22 per Share.

(d) That the Directors be authorised to deal with any matters pertaining or incidental to the IPO Scheme and to do such acts or execute such documents to give effect to the said scheme for and on behalf of the Company."

2. "THAT the Company hereby adopt the new Articles of Association in the form annexed hereto as Annexure A which has incorporated the comments of the KLSE to ensure compliance with the Listing Requirements of the KLSE.

AND THAT the Secretary be authorised to file the new Articles of Association with the Registrar of Companies accordingly."

II. EMPLOYEE SHARE OPTION AND MANAGEMENT SHARE INCENTIVE SCHEMES

1. "THAT pursuant to the shareholders' resolution passed on 22 August 2003 wherein the Employee Share Option and Management Share Incentive Schemes were approved, the said schemes and the authority granted to the Directors of the Company (the details of which are set out as follows) be hereby confirmed:-

(i) to establish and administer an Employee Share Option Scheme ("ESOS") and Management Share Incentive Scheme ("MSIS") for the benefit of eligible employees and Executive Directors of the Group ("Eligible Employees"), under which options will be granted to Eligible Employees to subscribe for new shares in the capital of the Company ("the Schemes"), upon the terms and conditions of the Bye-laws governing the Schemes and to give full effect to the Schemes with full power to assent to and to adopt, if they do so deem fit and expedient such conditions, modifications and/or amendments as may be required or be imposed by the relevant authorities;

(ii) to allot and issue from time to time such number of new shares in the capital of the Company as may be required to be issued upon the exercise of the options granted under the Schemes subject to the terms and conditions of the Schemes and that such new shares will, upon allotment and issue, rank pari passu in all respects with the then existing shares of the Company, provided that they will not be entitled to any dividends, rights, allotments and/or other distributions unless such new shares are specified as being credited to the securities account of the grantee in the Record of Depositors maintained by the Malaysian Central Depository Sdn Bhd ("MCD") and requested by the Company from the MCD for the purpose of determining persons entitled to such dividends, rights, allotments and/or distributions in accordance with the Company's Articles of Association;

(iii) to ensure that the total number of such new shares in the Company which may be available under the Schemes and options to be offered under any future schemes) shall not exceed in aggregate ten per cent (10%) of the total issued and paid-up share capital of the Company at any one time during the existence of the Schemes; and

(iv) to modify and/or amend the Schemes from time to time in such manner as the Directors of the Company deem appropriate in the interest of the Company provided that such modifications and/or amendments are effected in accordance with the provisions of the Bye-Laws of the Schemes relating to modifications and/or amendments and to do all such acts and to enter into all transactions, arrangements, agreements, deeds or undertakings and to make rules or regulations, or impose such terms and conditions or delegate part of its powers as may be necessary or expedient in order to give full effect to the Schemes.

2. THAT in connection with the above, the Bye-Laws governing the Schemes be amended by the deletion of the following sentence " to dividends which relate to a financial year that precedes the date of exercise of the Option and " in Bye-Law 8, after which said Bye-Law shall read as follows:-

RIGHTS IN SHARES

"Shares issued upon the exercise of an Option shall rank pari passu in all respects with the then existing issued Shares save that they will not entitle the holders thereof to receive any rights and bonus issues which entitlement date precedes the date of exercise of the Option or to any dividend or other distribution declared to the shareholders of the Company as at a date which precedes the date of the exercise of the Option and will be subject to all the provisions of the memorandum and articles of association of the Company."

AND THAT the new Bye-Laws, a copy of which is annexed hereto as Annexure B be and is hereby adopted."

Date 29 September 2003

Signed ____________

For an on behalf of

HOME VIEW LIMITED N.V.

Signed ____________

For an on behalf of

PACIFIC BROADCAST SYSTEMS N.V.

Signed signed

For an on behalf of

KHAZANAH NASIONAL BERHAD

Signed ____________

For an on behalf of

BERKAT NUSANTARA SDN BHD

Signed ____________

For an on behalf of

NUSANTARA CEMPAKA SDN BHD

Signed ______________________
For an on behalf of
NUSANTARA DELIMA SDN BHD

Signed ______________________
For an on behalf of
MUJUR NUSANTARA SDN BHD

Signed ______________________
For an on behalf of
GERAK NUSANTARA SDN BHD

Signed ______________________
For an on behalf of
SANJUNG NUSANTARA SDN BHD

Signed ______________________
For an on behalf of
ALL ASIA MEDIA EQUITIES LTD.

Signed ______________________
For an on behalf of
USAHA TEGAS ENTERTAINMENT SYSTEMS SDN BHD

Signed ______________________
For an on behalf of
UJUD CERGAS SDN BHD

Signed ______________________
For an on behalf of
METRO UJUD SDN BHD

Signed ____________________

For an on behalf of

MUJUR SANJUNG SDN BHD

Signed ____________________

For an on behalf of

PRISMA GERGASI SDN BHD

Signed ____________________

For an on behalf of

UJUD MURNI SDN BHD

Signed ____________________

For an on behalf of

EAST ASIA BROADCAST NETWORK SYSTEMS N.V.

Signed ____________________

For an on behalf of

SOUTHPAC INVESTMENTS LIMITED N.V.

CONTENTS

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

(Adopted by special resolution passed on 29 September 2003)

OF

ASTRO ALL ASIA NETWORKS plc[1]

PRELIMINARY

1. Interpretation

(A) In these articles:

"**Act**" means the Companies Act 1985;

"**Acts**" means the Act and all statutes and subordinate legislation made thereunder for the time being in force concerning companies and affecting the Company;

"**address**" means, in relation to electronic communications, any number or address used for the purpose of such communications;

"**Affiliate**" means, in relation to any person, any Related Corporation of such person or any company, individual, partnership, trust or other entity directly or indirectly, Controlling, Controlled by or under direct or indirect common Control, in each case whether in law or in fact, with such person;

"**articles**" means these articles of association as altered from time to time;

"**auditors**" means the auditors from time to time of the Company;

"**board**" means the board of directors from time to time of the Company or the directors present at a duly convened meeting of the directors at which a quorum is present;

"**Central Depositories Act**" means the Malaysian Securities Industry (Central Depositories) Act 1991;

"**Central Depository**" means the Malaysian Central Depository Sdn. Bhd.;

[1] The Company was incorporated on 22 July 2003 under the name of CARDBROOK plc. It changed its name by special resolution on 23 July 2003 to ASTRO ALL ASIA NETWORKS plc.

"**certificated**" means, in relation to a share, a share which is not in uncertificated form or a Deposited Security;

"**clear days**" means, in relation to a period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"**communication**" has the same meaning as in the Electronic Communications Act 2000;

"**Company**" means ASTRO ALL ASIA NETWORKS plc;

"**company**" includes any body corporate (not being a corporation sole) or association of persons, whether or not a company within the meaning of the Act;

"**Control**" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, and the terms "**Controlling**", "**Controlled by**" and "**under common Control with**" shall be construed accordingly;

"**director**" means a director of the Company;

"**Depositor**" means a holder of a Securities Account as defined by the Central Depositories Act;

"**Deposited Security**" means a security standing to the credit of a Securities Account and includes a security in a Securities Account that is in suspense;

"**electronic signature**" means any signature in electronic form which the board of directors requires to be incorporated into or otherwise associated with an electronic communication for the purpose of establishing the authenticity or integrity of the communication;

"**electronic communications**" has the same meaning as in the United Kingdom Electronic Communications Act 2000;

"**Encumbrance**" means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third-party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect;

"**entitled by transmission**" means, in relation to a share, entitled as a consequence of the death or bankruptcy of a member or of another event giving rise to a transmission of entitlement by operation of law;

"**executed**" includes, in relation to a document, execution under hand or under seal or by any other method permitted by law;

"**extraordinary resolution**" means a resolution passed by a majority of not less than three-fourths of such members as (being entitled to do so) vote in person or, where

proxies are allowed, by proxy, at a general meeting of which not less than twenty-one clear days' notice, specifying the intention to propose the resolution as an extraordinary resolution has been duly given;

"**general meeting**" means any annual general meeting or extraordinary general meeting of shareholders;

"**Group**" means the Company and its subsidiaries;

"**holder**" or "**shareholder**" means, in relation to a share, the member whose name is entered in the Register as the holder of that share;

"**Managing Director**" means the principal executive officer of the Company for the time being by whatever name called who is an executive director of the Company;

"**market day**" means any day between Monday and Friday which is not a market holiday of the Stock Exchange or any public holiday in Kuala Lumpur;

"**member**" means a member of the Company;

"**office**" means the registered office of the Company pursuant to section 333 of the Malaysian Companies Act 1965;

"**ordinary shares**" means the ordinary shares of £0.10 each in the share capital of the Company;

"**ordinary shareholder**" means a holder of ordinary shares;

"**paid**", "**paid up**" and "**paid-up**" mean paid or credited as paid;

"**Public Authority**" includes:

(i) any government in any jurisdiction, whether federal, state, provincial, territorial or local; and

(i) any minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government;

"**Related Corporation**" means, in relation to a corporation, where that corporation:

(i) is the holding company of another corporation;

(ii) is a subsidiary of another corporation; or

(ii) is a subsidiary of the holding company of another corporation,

that corporation and the other corporation shall for the purposes of these articles be deemed to be related to each other;

"**Record of Depositors**" means a record of Depositors provided by the Central Depository to the Company under the Rules;

"**Register**" means the register of members of the Company kept pursuant to section 352 of the Act and, where the context requires, any register maintained by the Company of persons holding any renounceable right of allotment of a share, or the register of members of the Company kept pursuant to section 362 of the Act;

"**RM**" means Ringgit Malaysia, the lawful currency of Malaysia;

"**RPS**" has the meaning ascribed to them in article 3(A);

"**Rules**" means the Rules of the Central Depository;

"**seal**" means the common seal of the Company or any joint, official or securities seal that the Company may have or may be permitted to have under the Acts;

"**secretary**" means the secretary of the Company and includes any joint, assistant or deputy secretary, and a person appointed by the board to perform the duties of the secretary;

"**Series I RCPS**" has the meaning ascribed to them in article 3(A);

"**Series II RCPS**" has the meaning ascribed to them in article 3(A);

"**Securities Account**" means an account established by the Central Depository for a Depositor for the recording of, deposits or withdrawals of Deposited Securities and for dealings in such securities by the Depositor;

"**shares**" means ordinary shares, RPS, Series I RCPS, Series II RCPS and any other shares in the Company created from time to time;

"**special resolution**" means a resolution passed by such a majority as is required for the passing of an extraordinary resolution and at a general meeting of which not less than twenty-one clear days' notice, specifying the intention to propose the resolution as a special resolution, has been duly given;

"**Stock Exchange**" means the Kuala Lumpur Stock Exchange and/or any other stock exchange on which the shares or other securities of the Company are listed;

"**uncertificated**" means, in relation to a share, a share title to which is recorded in the Register as being held in uncertificated form and title to which, by virtue of the Uncertificated Securities Regulations, may be transferred by means of a relevant system but shall not include a Deposited Security;

"**Uncertificated Securities Regulations**" means the Uncertificated Securities Regulations 2001 of the United Kingdom as amended from time to time including any provisions of or under the Acts which alter or replace such regulations;

"**United Kingdom**" means England, Scotland, Wales and Northern Ireland;

"**US Dollar Equivalent**" means an amount in US Dollars which could be purchased by the relevant amount of RM at the midpoint of the buying and selling rates for US Dollars against RM quoted by Malayan Banking Berhad in a daily newspaper of

national circulation in Malaysia on the second market day preceding the date of calculation;

"**withdrawal of Deposited Securities**" means the withdrawal of Deposited Securities standing to the credit of a Depositor in his Securities Account and the issue of the appropriate share certificates in the name of the Depositor in accordance with the Central Depositories Act and the Rules;

"**£**", "**sterling**" and "**p**" means the lawful currency of the United Kingdom from time to time; and

"**US Dollars**", "**USD**" and "**US$**" means the lawful currency of the United States of America from time to time.

(B) Words and expressions to which a particular meaning is given by the Act in force when these articles (or any part of them) are adopted have the same meaning in these articles, except where the word or expression is otherwise defined in paragraph (A). The expression "**participating security**", "**relevant system**" and "**Operator**" have the same meaning as in the Uncertificated Securities Regulations.

(C) Where an ordinary resolution of the Company is expressed to be required for any purpose, a special or extraordinary resolution is also effective for that purpose, and where an extraordinary resolution is expressed to be required for any purpose, a special resolution is also effective for that purpose.

(D) References to a "**meeting**" shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

(E) The headings in the articles do not affect the interpretation of the articles.

(F) References to a "**debenture**" include debenture stock.

(G) References to any statutory provision or statute include all amendments thereto and all subordinate legislation made thereunder. This article does not affect the interpretation of article 1(B).

2. **Table A not to apply**

No regulations contained in any statute or subordinate legislation, including the regulations contained in Table A in the schedule to the Companies (Tables A to F) Regulations 1985 (as amended), shall apply to the Company.

SHARE CAPITAL

3. **Share Capital**

(A) **Authorised capital**

The authorised share capital of the Company at the date of adoption of these articles is £301,628,945.36 divided into 3,000,000,000 ordinary shares of £0.10 each, 49,998 redeemable preference shares of £1.00 each ("**RPS**"), 53,947,368 "Series I"

redeemable convertible preference shares of £0.01 each ("**Series I RCPS**") and 103,947,368 "Series II" redeemable convertible preference shares of £0.01 each ("**Series II RCPS**").

(B) **RPS**

The rights and restrictions attaching to the RPS are as follows:

(1) **Dividends**

The holders of RPS have the same rights to receive dividends as the holders of ordinary shares.

(2) **Capital**

(i) On a return of capital on winding up or otherwise (other than on redemption or purchase of shares) the Company's assets available for distribution shall be applied, first, in paying off the aggregate nominal value of the Series I RCPS and the Series II RCPS pari passu and rateably, together with any premium which would otherwise be payable on the redemption of the Series I RCPS and the Series II RCPS, pari passu and rateably, if the Series I RCPS and Series II RCPS were redeemed on the date of the return of capital, and then secondly, in paying off the aggregate nominal value of the RPS, and after the repayment of the capital paid up on all the shares of every other class of the Company's share capital the payment of a further amount of £0.05 in respect of each RPS.

(ii) The RPS do not confer a further right to participate in the Company's assets available for distribution among the members.

(3) **Purchase and redemption**

(i) Subject to the provisions of the articles and the provision of the Acts, the Company may purchase RPS at a price which does not exceed £1 per RPS.

(iii) The Company may (subject to the articles and the provision of the Acts) redeem at par all or some of the RPS outstanding at any time provided that the RPS to be redeemed have been fully paid up.

(a) Redemption is effected by giving to the holders of the RPS to be redeemed not less than one week's notice (a "**redemption notice**").

(b) The redemption notice shall specify the RPS to be redeemed, the date fixed for redemption (the "**redemption date**") and the place at which the certificates for the RPS are to be presented for redemption, as the directors may determine.

(c) On the redemption date each holder whose RPS are to be redeemed is bound to deliver to the Company at the place stated in the redemption notice the certificate (or certificates) for those shares. On receipt, the Company shall pay to the holder (or, in the case of joint holders, to the holder whose name stands first in the Register in respect of the RPS) the redemption moneys due to him. If a certificate includes RPS not redeemable on that occasion, a new certificate for the balance of the RPS shall be issued to the holder without charge.

(d) If a holder whose RPS are to be redeemed under this article 3(B)(3)(ii) fails to deliver the certificate (or certificates) for those RPS to the Company, the Company may retain the redemption moneys. The redemption moneys shall be paid to the holder (by cheque despatched at the holder's risk or such other means as the holder may request) within five market days of receipt of the certificate (or certificates) or an indemnity in respect of the certificate (or certificates) in a form satisfactory to the board. No person shall have a claim against the Company for interest on retained redemption moneys.

(4) **Attendance at general meetings and voting**

RPS confer no right to receive notice of or to attend and vote at general meetings unless the business of the meeting includes the consideration of a resolution for winding up the Company or any resolution which varies the rights attached to the RPS.

(5) **Variation of class rights**

The Company may from time to time create and issue further shares which rank in any respect in priority to or pari passu with the RPS or vary the rights attaching to any other shares in issue from time to time without varying or abrogating the rights of the holders of RPS.

(C) **Series I RCPS**

(1) In this article 3(C) the following definitions apply:

"IPO" means an initial public offering by the Company of its ordinary shares or depositary receipts in respect of its ordinary shares in connection with the admission to the official list of any United States of America or Malaysian securities exchange or internationally recognised securities exchange or any other securities exchange agreed to between the Company and the holder of the Series I RCPS;

"IPO Cash Redemption Amount" means the amount so specified by the Company in the IPO Cash Redemption Notice, being an amount which does

not exceed a sum representing 8 per cent. per annum (compounded annually) of the sum of A and B, calculated from the date following 31 October 2003 up to the Series I Conversion Date, where:

A = the US Dollar Equivalent of RM205 million on the Series I Conversion Date; and

B = a sum representing 8 per cent. per annum (compounded annually) of A, calculated from 1 May 2001 up to 31 October 2003;

"IPO Cash Redemption Option" means the option of the Company to redeem in cash from the proceeds of the IPO one Series I RCPS for the IPO Cash Redemption Amount in accordance with the provisions of the articles;

"IPO Cash Redemption Notice" has the meaning ascribed to it in article 3(C)(16);

"IPO Price" means the price at which each ordinary share shall be offered to institutional investors pursuant to the IPO;

"Post IPO Shares" means the number of issued ordinary shares after taking into account (i) the issue of additional ordinary shares pursuant to the IPO and (ii) the issue of ordinary shares following conversion of any shares which are convertible into ordinary shares on or prior to the completion of the IPO (including, without limitation, the Series I RCPS and the Series II RCPS);

"Series I Conversion Date" means the date of closing of the IPO;

"Series I Conversion Shares" means a number of fully paid ordinary shares to be issued by the Company upon conversion of the Series I RCPS or, in the event of the exercise by the Company of the IPO Cash Redemption Option in relation to the Series I RCPS, all of the Series I RCPS except one held by each holder thereof, being the aggregate of:

(i) such number of ordinary shares as shall represent 5.550 per cent. of the nominal value of the Post IPO Shares other than those Series I Conversion Shares referred to in sub-paragraph (ii); and

(ii) such number of ordinary shares as shall be determined in accordance with the formula set out below:

AS = A/B

Where:

AS = the additional number of ordinary shares referred to in this sub paragraph (ii);

A = 8 per cent. per annum (compounded annually) of USD53,947,368 calculated from 1 May 2001 to the Series I

Conversion Date less (if the Company shall exercise the IPO Cash Redemption Option in accordance with the provisions of these articles) the IPO Cash Redemption Amount; and

B = the IPO Price in US Dollars at the US Dollar Equivalent.

"Series I Record Date" means the date and time by which a holder of Series I RCPS would have to be registered in the Register in order to participate in the relevant distributions, dividends, rights, allotments or other entitlements;

"Series I Redemption Amount" means:

(i) the US Dollar Equivalent of RM205 million on the Series I Redemption Date; and

(ii) a sum representing 8 per cent. per annum of the amount referred to in (i) above, calculated from 1 May 2001 up to the Series I Redemption Date;

"Series I Redemption Date" means any market day on which the Company shall redeem or procure the purchase of all Series I RCPS in accordance with the provisions of this article 3(C), or in respect of any Series I RCPS to be redeemed in connection with the conversion of the Series I RCPS into the Series I Conversion Shares, the Series I Conversion Date;

"Series I Redemption Notice" means the notice in the form endorsed on the Series I RCPS certificate delivered by the holder of the Series I RCPS requiring the redemption of the Series I RCPS for the Series I Redemption Amount; and

"Series I Redemption Period" means the period commencing from the date of delivery of the Series I Redemption Notice to the Company and ending on the date which is nine months from such date.

(2) The Series I RCPS shall confer upon the holder thereof such rights and shall be issued upon such terms and conditions as are set out in this article 3(C). In respect of all rights of the holder of Series I RCPS, the provisions of this article 3(C) shall override all inconsistent provisions in these articles.

(3) The Series I RCPS shall not entitle the holder:

(i) to vote upon any resolution (other than a resolution for winding up the Company or any resolution which varies the rights attached to the Series I RCPS);

(ii) save as otherwise provided in paragraph 3(C)(17) of this article, to attend any general meeting unless the business of the meeting includes the consideration of a resolution upon which such holder is entitled to vote;

but subject as aforesaid (a) at any general meeting which the holder of the Series I RCPS is entitled to attend as aforesaid and at any class meeting of the holders of Series I RCPS on a show of hands every holder of Series I RCPS who (being an individual) is present in person or proxy or (being a corporation) is present by a representative shall have one vote and on a poll every holder of Series I RCPS who is present in person, by a representative or by proxy shall have one vote for each Series I RCPS of which he is a holder and (b) the holder of the Series I RCPS shall have the right to receive notice of any meeting of shareholders and annual reports and audited accounts of the Company and all documents and information which are forwarded to the holders of ordinary shares in such capacity.

(4) In the event of the winding up of the Company the assets of the Company available for distribution shall be applied, first, in paying off the aggregate nominal value of the Series I RCPS and the Series II RCPS, pari passu and rateably, together with any premium which would otherwise be payable on the redemption of the Series I RCPS and the Series II RCPS, pari passu and rateably, if the Series I RCPS and the Series II RCPS were redeemed on the date of the return of capital but a holder of Series I RCPS shall not be entitled to any further assets of the Company available for distribution.

(5) Subject to the provisions of the Acts, upon a holder of Series I RCPS giving to the Company the Series I Redemption Notice up to and including 31 October 2003, the Company shall be bound to redeem the whole of the Series I RCPS on any market day within the Series I Redemption Period PROVIDED THAT the Company shall be deemed to have discharged its obligation hereunder if, in lieu of redeeming the Series I RCPS, it procures another person or entity of suitable credit worthiness to be mutually agreed to between the holder of the Series I RCPS and the Company to purchase all of the Series I RCPS on any market day during a period of three months commencing on the expiry of the Series I Redemption Period for a consideration equal to the Series I Redemption Amount free from all Encumbrances and together with all rights attaching thereto as at the date of purchase or at any time thereafter.

(6) Not later than 10.00 a.m. (Malaysian time) on the Series I Redemption Date (unless this is also the Series I Conversion Date), the Company will pay to the holder of Series I RCPS by bank draft or other form acceptable to such holder the Series I Redemption Amount.

(7) The holder of Series I RCPS shall upon the redemption thereof surrender to the Company the certificate(s) for the Series I RCPS of such holder to be redeemed.

(8) Failure by the holder of Series I RCPS to surrender the certificate(s) thereof upon redemption shall not prejudice or affect the redemption of its Series I RCPS but the amount payable to such holder of Series I RCPS upon redemption shall immediately be paid by the Company into a bank account

established for the purpose of holding such moneys and be held by the Company in trust for such holder of Series I RCPS and be paid to it forthwith after receipt by the Company of the certificate(s) or, if it has been lost, destroyed or misplaced, satisfactory evidence of such fact and an indemnity and release in favour of the Company in respect thereof is delivered to the Company. Payment of such moneys into such bank account shall constitute redemption.

(9) The Company shall only redeem the Series I RCPS out of (a) distributable profits (as defined in the Act) or (b) the proceeds of a fresh issue of shares made for the purpose of the redemption or otherwise in accordance with the provisions of these articles and the Acts.

(10) The holder of Series I RCPS (here the "**transferor**") may, subject to the consent of any Public Authority being obtained, transfer all of its Series I RCPS to another person who is a shareholder or any Affiliate of the transferor or MAI Sdn Berhad, a private company incorporated in Malaysia with limited liability, or any other person to whom MAI Sdn Berhad has assigned, transferred or novated its rights and obligations under any option granted to or by MAI Sdn Berhad in respect of the Series I RCPS or (with the consent in writing of the Company) to any entity through which the transferor implements any joint venture to which the transferor is a party as at the date of such transfer, but not otherwise provided that, notwithstanding anything hereinbefore contained, the holder of Series I RCPS shall not be entitled, save and except with the prior written consent of shareholders holding not less than 50 per cent of the votes attached to the voting shares in the Company, to transfer the Series I RCPS to any person or entity which carries on any business in competition with the Company or any Affiliate of the Company.

(11) The par value of a Series I RCPS shall be deemed to have been paid in full on the date of issue and allotment of the Series I RCPS.

(12) The capital paid up on the Series I RCPS shall not be liable to cancellation or reduction save with the prior written consent of the holder of the Series I RCPS.

(13) The rights attaching to the Series I RCPS as regards conversion are as follows:

(i) All the Series I RCPS shall be automatically converted into the Series I Conversion Shares on the Series I Conversion Date. Conversion of the Series I RCPS as are due to be converted as aforesaid shall be effected in such manner as the board shall, subject to these articles and the Acts, from time to time determine.

(ii) Without prejudice to the generality of the foregoing and subject to the Acts, the conversion of any Series I RCPS to be converted as aforesaid may be effected:

(a) by the Company requiring the holder of the Series I RCPS to subscribe in cash for the Series I Conversion Shares fully paid whereupon the Company shall forthwith (i) issue the Series I Conversion Shares and (ii) apply at the Company's discretion some or all of such cash proceeds and/or the Company's distributable profits in redeeming the Series I RCPS. Any payment of subscription monies and redemption monies in accordance with this article 3(C)(13)(ii)(a) may be effected solely by way of book entry so that the holder of the Series I RCPS need not pay any cash to the Company and vice-versa in connection therewith; or

(b) in any other manner in accordance with the provisions of the Acts.

(iii) On conversion of the Series I RCPS, the holder thereof shall deliver to the Company on the Series I Conversion Date the share certificate(s) thereof PROVIDED THAT failure by a holder to deliver such certificate(s) shall not prejudice or affect the conversion of the Series I RCPS of the holder into ordinary shares in accordance with the provisions of this article 3(C)(13).

(iv) The Series I Conversion Shares shall be issued and allotted on the Series I Conversion Date and the Company shall despatch to the persons entitled thereto within two months after the Series I Conversion Date certificates for the Series I Conversion Shares.

(v) The Series I Conversion Shares shall carry the right to receive all dividends and other distributions declared made or paid upon the ordinary shares by reference to a Series I Record Date on or after the Series I Conversion Date and shall rank pari passu in all other respects and form one class with the ordinary shares then in issue and fully paid.

(vi) If any fractions of an ordinary share shall arise on conversion of the Series I RCPS the ordinary shares representing such fractions will be aggregated and sold in the market and the net proceeds of sale will be retained for the benefit of the Company.

(14) Each of the following matters shall be deemed to be a variation of the rights attaching to the Series I RCPS and shall be prohibited except with the prior consent of the holder of the Series I RCPS:

(i) any amendment of any provision of the memorandum of association of the Company and articles which would adversely affect the rights,

preferences, powers (including, without limitation, voting powers) and privileges of the holder of the Series I RCPS; or

(ii) the authorisation or issue by the Company of any share capital or grant by the Company of any rights to subscribe for or to convert securities into share capital, ranking in priority to the Series I RCPS as regards voting, dividends, redemption, liquidation, or the variation of the rights of any class of shares so as to fall within the foregoing; or

(iii) a recapitalization, reorganization, merger or consolidation or any transaction howsoever or a series of related transactions as a result of the implementation of which the then holders of voting shares in the Company shall hold less than a majority of the voting power in the Company; or

(iv) a sale conveyance or transfer of all or substantially all of the assets of the Group; or

(v) the effecting by the Company, at any time prior to 31 October 2003 of any of the matters set out below:

(a) the authorisation or issue by the Company of any share capital or grant by the Company of any rights to subscribe for or to convert securities into share capital, ranking in parity to the Series I RCPS as regards voting, dividends, redemption, liquidation, or the variation of the rights of any class of shares so as to fall within the foregoing; or

(b) declaration or payment of any dividends on its ordinary shares or preference shares, other than such dividends as are required to be paid to the holders of any preference shares under the terms upon which such preference shares are issued; or

(c) redemption, purchase or acquisition of any of its own shares (or pay into or set aside for a sinking fund for such purpose), other than any redemption of any preference shares pursuant to the terms upon which they are issued.

PROVIDED THAT notwithstanding anything hereinbefore contained, the rights attaching to the Series I RCPS shall not be deemed to be varied by, and the consent of the holder of the Series I RCPS shall not be required for, the authorisation or issue by the Company of any shares the proceeds of which are to be applied for the purpose of redeeming the Series I RCPS in accordance with the provisions of these articles or the issue by the Company, following the receipt by it of a Series I Redemption Notice, of any securities ranking in parity to the Series I RCPS.

(15) If, while the Series I RCPS remain outstanding, the Company shall effect any capitalisation issue, or any sub-division, consolidation or reduction of its share capital or any purchase of its own shares or any other variation in its issued share capital other than pursuant to an IPO, then the number of Series I Conversion Shares shall be adjusted accordingly in such manner as shall place the holders of Series I RCPS in the same position as regards the percentage of the equity share capital of the Company which the holder of Series I RCPS shall be entitled to acquire pursuant to any conversion of the Series I RCPS under this article 3(C) and in the case of any dispute as to the manner of such adjustment the auditors of the Company (acting as experts and not arbitrators) shall determine the same at the request of either party and at their joint expense. The Company shall not take any steps in relation to its share capital as aforesaid which would have the effect of reducing the subscription price (as so adjusted) payable for each Series I Conversion Share below par.

(16) If the holder of Series I RCPS does not give to the Company a Series I Redemption Notice in accordance with the provisions of article 3(C)(5), the Company may:

(i) at any time following 31 October 2003 by giving not less than thirty days' prior written notice of its intention to redeem the whole of the Series I RCPS to the holder thereof, the Company shall be entitled and bound to redeem the whole of the Series I RCPS on the date specified in such notice (being a date not less than nine months after the giving of such notice) unless an IPO shall occur prior to the date so specified in which event the notice shall be null and void;

(ii) at any time during a period of five days preceding the Series I Conversion Date give notice to the holder of the Series I RCPS of its intention to redeem in cash from the proceeds of the IPO one Series I RCPS for the IPO Cash Redemption Amount. Such notice (the "**IPO Cash Redemption Notice**") shall specify the date on which such redemption shall take place and the IPO Cash Redemption Amount. In relation to any such redemption the provisions of paragraphs (6), (7) and (8) of this article 3(C) shall apply as if:

(a) references therein to the Series I Redemption Date were references to the date specified for the redemption of the one Series I RCPS in the IPO Cash Redemption Notice;

(b) references therein to the Series I Redemption Amount were references to the IPO Cash Redemption Amount; and

(c) otherwise mutatis mutandis.

For the avoidance of doubt, where the Company gives to the holder of the Series I RCPS an IPO Cash Redemption Notice all of the Series I RCPS of

such holder (other than the one Series I RCPS which is to be redeemed for cash at the IPO Cash Redemption Amount) shall remain subject to the rights as regards conversion as specified in paragraph (13) of this article 3(C).

(17) The holder of the Series I RCPS shall have:

(i) the right to appoint a representative to attend all meetings of the board (at which such representative shall have no voting rights and shall only be an observer of the proceedings thereof) and to receive all board papers or other information provided to the directors of the Company for the purpose of such meetings;

(ii) the right to receive copies of all resolutions by the directors of the Company;

(iii) the right to appoint a representative to attend all general meetings (at which such representative shall have no voting rights but shall only be an observer of the proceedings thereof) and to receive all papers, circulars, notices or other information provided to shareholders for the purpose of such meetings; and

(iv) the right to receive copies of all resolutions of the shareholders,

PROVIDED THAT the exercise of the rights under this article 3(C)(17) shall be subject to the holder of the Series I RCPS and its representative referred to in paragraphs (17)(i) and (iii) of this article 3(C) entering into confidentiality undertakings in favour of the Company in form and substance acceptable to the Company.

(18)

(i) If the Company proposes to cause its ordinary shares to be admitted to the official list of any securities exchange (other than a United States of America or Malaysian securities exchange or an internationally recognised stock exchange) in circumstances when such ordinary shares or depositary receipts in respect thereof are not admitted to the official list of any United States of America securities exchange, the holder of the Series I RCPS shall within twenty one days after it shall have received notice of the proposal (the "**Listing Proposal**") advise the Company of whether or not it agrees with the Listing Proposal.

(ii) If the holder of the Series I RCPS shall notify the Company of its agreement to the Listing Proposal in accordance with article 3(C)(18)(i) above, the securities exchange on which it is proposed to list the Company's ordinary shares thereunder shall be deemed to have been agreed to between the holder of the Series I RCPS and the Company for the purpose of these articles.

(iii) If the holder of the Series I RCPS shall notify the Company that it does not agree with the Listing Proposal, the holder of the Series I RCPS and the Company shall cause their respective chief financial officers or officers of similar standing to confer within seven days from the date of such notification to consider the respective positions of the holder of the Series I RCPS and the Company and the reasons for their respective positions with a view to resolving within a period of fourteen days their disagreement having due regard to the best interest of the Company. If the respective officers shall agree upon a resolution of the matter, the holder of the Series I RCPS and the Company shall execute a statement setting out the agreed terms and the holder of the Series I RCPS and the Company shall take all necessary steps to ensure that the agreed terms are fully and promptly carried into effect.

(D) **Series II RCPS**

(1) In this article 3(D) the following definitions apply:

"**IPO**" means an initial public offering by the Company of its ordinary shares or depositary receipts in respect of its ordinary shares in connection with the admission to the official list of the Malaysian securities exchange or any internationally recognised securities exchange; and "**IPO Price**" means the price at which each ordinary share shall be offered to institutional investors pursuant to the IPO;

"**Series II Conversion Date**" means the date of closing of the IPO;

"**Series II Conversion Shares**" means the number of fully paid ordinary shares which could be subscribed for by RM 395 million as at the Series II Conversion Date, based on the following assumptions:

(i) the date of subscription for the ordinary shares shall be the Series II Conversion Date; and

(ii) the amount to be subscribed for each ordinary share shall be 90 per cent. of the IPO Price;

"**Series II Record Date**" means the date and time by which a holder of Series II RCPS would have to be registered in the Register in order to participate in the relevant distributions, dividends, rights, allotments or other entitlements;

"**Series II Redemption Amount**" means the US Dollar Equivalent of RM395 million on the Series II Redemption Date;

"**Series II Redemption Date**" means any market day on which the Company shall redeem or procure the purchase of all Series II RCPS in accordance with these articles or, in respect of any Series II RCPS to be redeemed in connection with the conversion of the Series II RCPS into the Series II Conversion Shares, the Series II Conversion Date;

"Series II Redemption Notice" means the notice in the form endorsed on the Series II RCPS certificate delivered by the holder of the Series II RCPS requiring the redemption of the Series II RCPS for the Series II Redemption Amount; and

"Series II Redemption Period" means the period commencing from the date of delivery of the Series II Redemption Notice to the Company and ending on the date which is twelve months from such date.

(2) The Series II RCPS shall confer upon the holders thereof such rights and shall be issued upon such terms and conditions as are set out in this article 3(D). In respect of all rights of the holder of Series II RCPS, the provisions of this article 3(D) shall override all inconsistent provisions in these articles.

(3) The Series II RCPS shall not entitle the holder:

(i) to vote upon any resolution (other than a resolution for winding up the Company or any resolution which varies the rights attached to the Series II RCPS);

(ii) save as otherwise provided in paragraph (14) of this article 3(D), to attend at any general meeting unless the business of the meeting includes the consideration of a resolution upon which such holder is entitled to vote;

but subject as aforesaid (aa) at any general meeting which the holder of the Series II RCPS is entitled to attend as aforesaid and at any class meeting of the holders of Series II RCPS on a show of hands every holder of Series II RCPS who (being an individual) is present in person or proxy or (being a corporation) is present by a representative shall have one vote and on a poll every holder of Series II RCPS who is present in person, by a representative or by proxy shall have one vote for each Series II RCPS of which he is a holder and (bb) the holder of the Series II RCPS shall have the right to receive notice of any meeting of shareholders and annual reports and audited accounts of the Company and all documents and information which are forwarded to the holders of ordinary shares in such capacity.

(4) In the event of the winding up of the Company the assets of the Company available for distribution shall be applied, first, in paying off the aggregate nominal value of the Series I RCPS and the Series II RCPS, pari passu and rateably, together with any premium which would otherwise be payable on the redemption of the Series I RCPS and the Series II RCPS, pari passu and rateably, if the Series I RCPS and the Series II RCPS were redeemed on the date of the return of capital but a holder of Series II RCPS shall not be entitled to any further assets of the Company available for distribution.

(5) Subject to the provisions of the Acts if the Series II RCPS shall not have been converted to ordinary shares in the Company in accordance with the provisions of this article 3(D) prior to 18 December 2003, then upon the

holder of Series II RCPS giving to the Company the Series II Redemption Notice between 18 December 2003 and 17 December 2004, the Company shall be bound to redeem the whole of the Series II RCPS on any market day within the Series II Redemption Period PROVIDED THAT the Company shall be deemed to have discharged its obligation hereunder if, in lieu of redeeming the Series II RCPS, it procures another person or entity of suitable credit worthiness to be mutually agreed to between the holder of the Series II RCPS and the Company to purchase all of the Series II RCPS on any market day during a period of twelve months from the delivery of the Series II Redemption Notice for a consideration equal to the Series II Redemption Amount free from all Encumbrances and together with all rights attaching thereto as at the date of purchase or at any time thereafter.

(6) Not later than 10.00 a.m. (Malaysian time) on the Series II Redemption Date (unless this is also the Series II Conversion Date), the Company will pay to the holder of Series II RCPS by bank draft or other form acceptable to such holder the Series II Redemption Amount.

(7) The holder of Series II RCPS shall upon the redemption thereof surrender to the Company the certificate(s) for the Series II RCPS of such holder to be redeemed.

(8) Failure by the holder of Series II RCPS to surrender the certificate(s) thereof upon redemption shall not prejudice or affect the redemption of its Series II RCPS but the amount payable to such holder of Series II RCPS upon redemption shall immediately be paid by the Company into a bank account established for the purpose of holding such moneys and be held by the Company in trust for such holder of Series II RCPS and be paid to it forthwith after receipt by the Company of the certificate(s) or, if it has been lost, destroyed or misplaced, satisfactory evidence of such fact and an indemnity and release in favour of the Company in respect thereof is delivered to the Company. Payment of such moneys into such bank account shall constitute redemption.

(9) The Company shall only redeem the Series II RCPS out of (a) distributable profits (as defined in the Act) or (b) the proceeds of a fresh issue of shares made for the purpose of the redemption or otherwise in accordance with the provisions of these articles and the Acts.

(10) The holder of Series II RCPS (here, the "**transferor**") may, subject to the consent of any Public Authority being obtained, transfer all of its Series II RCPS to another person who is a Shareholder or any Affiliate of the transferor or Wangi Terang Sdn Bhd, a private company incorporated in Malaysia with limited liability, or any other person to whom Wangi Terang Sdn Bhd has assigned, transferred or novated its rights and obligations under any option granted to or by Wangi Terang Sdn Bhd in respect of the Series II RCPS or (with the consent in writing of the Company) to any entity through which the

transferor implements any joint venture to which the transferor is a party as at the date of such transfer, but not otherwise Provided that notwithstanding anything hereinbefore contained, the holder of Series II RCPS shall not be entitled, save and except with the prior written consent of shareholders holding not less than 50 per cent. of the votes attached to the voting shares in the Company, to transfer the Series II RCPS to any person or entity which carries on any business in competition with the Company or any Affiliate of the Company.

(11) The capital paid up on the Series II RCPS shall not be liable to cancellation or reduction save with the prior written consent of the holder of the Series II RCPS.

(12) The rights attaching to the Series II RCPS as regards conversion are as follows:

(i) All the Series II RCPS shall be automatically converted into the Series II Conversion Shares on the Series II Conversion Date. Conversion of the Series II RCPS as are due to be converted as aforesaid shall be effected in such manner as the board shall, subject to these articles and the Acts, from time to time determine.

(ii) Without prejudice to the generality of the foregoing and subject to the Acts, the conversion of any Series II RCPS to be converted as aforesaid may be effected:

(a) by the Company requiring the holder of the Series II RCPS to subscribe in cash for the Series II Conversion Shares fully paid whereupon the Company shall forthwith (i) issue the Series II Conversion Shares and (ii) apply at the Company's discretion some or all of such cash proceeds and/or the Company's distributable profits in redeeming the Series II RCPS. Any payment of subscription monies and redemption monies in accordance with this article 3(D)(12)(ii)(a) may be effected solely by way of book entry so that the holder of the Series II RCPS need not pay any cash to the Company and vice-versa in connection therewith; or

(b) in any other manner in accordance with the provisions of the Acts.

(iii) On conversion of the Series II RCPS, the holder thereof shall deliver to the Company on the Series II Conversion Date the share certificate(s) thereof PROVIDED THAT failure by a holder to deliver such certificate(s) shall not prejudice or affect the conversion of the Series II RCPS of the holder into ordinary shares in accordance with the provisions of this article 3(D)(12).

(iv) The Series II Conversion Shares shall be issued and allotted on the Series II Conversion Date and the Company shall despatch to the

persons entitled thereto within two months after such Series II Conversion Date certificates for the Series II Conversion Shares.

(v) The Series II Conversion Shares shall carry the right to receive all dividends and other distributions declared made or paid upon the ordinary shares by reference to a Series II Record Date on or after the Series II Conversion Date and shall rank pari passu in all other respects and form one class with the ordinary shares then in issue and fully paid.

(vi) If any fractions of a ordinary share shall arise on conversion of the Series II RCPS the ordinary shares representing such fractions will be aggregated and sold in the market and the net proceeds of sale will be retained for the benefit of the Company.

(13) Each of the following matters shall be deemed to be a variation of the rights attaching to the Series II RCPS and shall be prohibited except with the prior consent of the holder of the Series II RCPS:

(i) any amendment of any provision of the memorandum of association of the Company and articles which would adversely affect the rights, preferences, powers (including, without limitation, voting powers) and privileges of the holder of the Series II RCPS; or

(ii) the authorisation or issue by the Company of any share capital or grant by the Company of any rights to subscribe for or to convert securities into share capital, ranking in priority to the Series II RCPS as regards voting, dividends, redemption, liquidation, or the variation of the rights of any class of shares so as to fall within the foregoing; or

(iii) a recapitalization, reorganization, merger or consolidation or any transaction howsoever or a series of related transactions as a result of the implementation of which the then holders of voting shares in the Company shall hold less than a majority of the voting power in the Company; or

(iv) a sale conveyance or transfer of all or substantially all of the assets of the Group; or;

(v) the effecting by the Company, at any time prior to the Conversion Date or 17 December 2004, whichever is earlier, of any of the matters set out below:

(a) the authorisation or issue by the Company of any share capital or grant by the Company of any rights to subscribe for or to convert securities into share capital, ranking in parity to the Series II RCPS as regards voting, dividends, redemption, liquidation, or the

variation of the rights of any class of shares so as to fall within the foregoing; or

(b) declaration or payment of any dividends on its ordinary shares or any preference shares, other than such dividends as are required to be paid to the holders of any preference shares under the terms upon which such preference shares are issued: or

(c) redemption, purchase or acquisition of any of its own shares (or pay into or set aside for a sinking fund for such purpose), other than any redemption of any preference shares pursuant to the terms upon which they are issued.

PROVIDED THAT notwithstanding anything hereinbefore contained, the rights attaching to the Series II RCPS shall not be deemed to be varied by, and the consent of the holder of the Series II RCPS shall not be required for, the authorisation or issue by the Company of any shares the proceeds of which are to be applied for the purpose of redeeming the Series II RCPS in accordance with the provisions of these articles or the issue by the Company, following the receipt by it of a Series II Redemption Notice, of any securities ranking in parity to the Series II RCPS.

(14) The holder of the Series II RCPS shall have:

(i) the right to appoint a representative to attend all meetings of the board (at which such representative shall have no voting rights and shall only be an observer of the proceedings thereof) and to receive all board papers or other information provided to the directors of the Company for the purpose of such meetings;

(ii) the right to receive copies of all resolutions by the directors of the Company;

(iii) the right to appoint a representative to attend all general meetings (at which such representative shall have no voting rights but shall only be an observer of the proceedings thereof) and to receive all papers, circulars, notices or other information provided to shareholders for the purpose of such meetings; and

(iv) the right to receive copies of all resolutions of the shareholders.

PROVIDED THAT the exercise of the rights under this article 3(D)(14) shall be subject to the holder of the Series II RCPS and its representative referred to in paragraphs (14)(i) and(iii) of this article 3(D) entering into confidentiality undertakings in favour of the Company in form and substance acceptable to the Company.

(15) If the holder of Series II RCPS does not give to the Company a Series II Redemption Notice in accordance with the provisions of article 3(D)(5), the Company may at any time after 17 December 2004 by giving not less than thirty days prior written notice of its intention to redeem the whole of the Series II RCPS to the holder thereof, whereupon the Company shall be entitled and bound to redeem the whole of the Series II RCPS on the date specified in such notice (being a date not less than nine months after the giving of such notice) for a consideration equal to the Series II Redemption Amount unless an IPO shall occur prior to the date so specified in which event the notice shall be null and void.

4. **Allotment**

(A) Subject to the Acts and relevant authority given by the Company in general meeting, the board has general and unconditional authority to allot, grant options over, or otherwise dispose of the unissued shares of the Company, or rights to subscribe for or convert any security into shares, to such persons, at such times and on such terms as the board may decide except that no share may be issued at a discount. Every issue of shares or options to employees and/or directors of the Company shall be approved by the members in general meeting and no directors shall participate in such issue of shares or options unless: -

(a) the members in general meeting have approved the specific issue to be made to such directors; and

(b) any such director holds office in the Company in an executive capacity.

(B) The board has general and unconditional authority, pursuant to section 80 of the Act, to exercise all powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount for (as the case may be) the first period and thereafter, each subsequent section 80 period.

(C) The board has general power, pursuant to section 95 of the Act, to allot equity securities wholly for cash pursuant to the general authority conferred by paragraph (B), as if section 89(1) of the Act does not apply to that allotment for (as the case may be) the first period and thereafter, each subsequent section 89 period. This power is limited to:

(i) allotments of equity securities in connection with a rights issue in favour of holders of ordinary shares made in proportion (as nearly as may be) to their respective existing holdings of ordinary shares but subject to the board having a right to make such exclusions or other arrangements in connection with that offering as it deems necessary or expedient:

(a) to deal with equity securities representing fractional entitlements; and

(b) to deal with legal or practical problems arising in any territory or by virtue of shares being represented by depository receipts, the requirements of any regulatory body or stock exchange in any territory, or any other matter whatsoever; and

(ii) allotments other than pursuant to paragraph (i) up to an aggregate nominal amount equal to the section 89 amount.

(D) By the authority and power conferred by paragraphs (B) and (C), the board may, during a period which is a first period, a subsequent section 80 period or a subsequent section 89 period, make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such period expires and the board may allot securities in pursuance of that offer or agreement as if such authority and power had not expired.

(E) In this article 4:

(i) **"first period"** means the period commencing on the date of adoption of these articles and expiring on the date on which a resolution to renew the authority conferred by paragraph (B) or the power conferred by paragraph (C) (as the case may be) is passed or the fifth anniversary of the date of adoption of these articles, whichever is the earlier;

(ii) **"subsequent section 80 period"** means any period starting on or after the expiry of the first period (and not exceeding five years on any occasion) for which the authority conferred by paragraph (B) is renewed by ordinary or special resolution stating the section 80 amount;

(iii) **"subsequent section 89 period"** means any period starting on or after the expiry of the first period (and not exceeding five years on any occasion) for which the power conferred by paragraph (C) is renewed by special resolution stating the section 89 amount;

(iv) **"section 80 amount"** means, for the first period, £301,628,945.36 and, for a subsequent section 80 period, the amount stated in the relevant ordinary or special resolution or, in either case, another amount fixed by resolution of the Company;

(v) **"section 89 amount"** means, for the first period, £301,628,945.36 and, for a subsequent section 89 period, the amount stated in the relevant special resolution or, in either case, another amount fixed by resolution of the Company; and

(vi) the nominal amount of securities is, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of shares which may be allotted pursuant to those rights.

(F) The board may at any time after the allotment of a share but before a person has been entered in the Register as the holder of the share recognise a renunciation of the share by the allottee in favour of another person and may grant to an allottee a right to effect a renunciation on such terms and conditions the board thinks fit.

5. **Power to attach rights**

Subject to the Acts and to the rights attached to existing shares, new shares may be issued with, or have attached to them, such rights or restrictions as either the Company may by ordinary resolution decide, or, if no such resolution is passed or so far as any pertinent resolution does not make specific provision, as the board may decide.

6. **Redeemable shares and preference shares**

(A) Subject to the Acts and to the rights attached to existing shares, shares may be issued on terms that they are to be redeemed or, at the option of the Company or the holder, are liable to be redeemed.

(B) Subject to the Acts, the Company may issue preference shares but the total nominal value of the issued preference shares shall not exceed the total nominal value of the issued ordinary shares at any time and the Company shall not issue preference shares ranking in priority over preference shares already issued, but may issue preference shares ranking equally therewith.

(C) If preference shares are created and issued by the Company, they shall be issued on terms that, at minimum, provide as follows: -

(i) The holder of a preference share shall have the same rights as ordinary shareholders as regards receiving notices, reports and audited accounts and attending general meetings of the Company.

(ii) The holder of a preference share is entitled to a return of capital in preference to holders of ordinary shares when the Company is wound up.

(iii) The holder of a preference share shall have the right to vote in each of the following circumstances: -

(a) when the dividend or part of the dividend on the preference share is in arrears for more than six (6) months;

(b) on a proposal to reduce the Company's share capital;

(c) on a proposal for the disposal of the whole of the Company's property, business and undertaking;

(d) on a proposal that affects the rights attached to the preference share;

(e) on a proposal to wind up the Company; and

(f) during the winding-up of the Company.

7. **Variation of rights**

(A) Subject to the Acts, the rights attached to a class of shares may be varied or abrogated (whether or not the Company is being wound up) either with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class validly held in accordance with article 74 and other relevant provisions of the articles.

(B) The rights attached to a class of shares are not, unless otherwise expressly provided for in the rights attaching to those shares, deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or by the purchase or redemption by the Company of its own shares in accordance with the Acts and article 44.

8. **Issue of new shares to members**

(A) Subject to article 4(C) and any direction to the contrary that may be given by the Company in general meeting, all new shares or other convertible securities shall, before issue, be offered to such persons as at the date of the offer are entitled to receive notices from the Company of the general meetings in proportion as nearly as the circumstances admit, to the amount of the existing shares or securities to which they are entitled, except that no share may be offered at a discount.

(B) The offer shall be made by notice specifying the number of shares or securities offered, and limiting a time within which the offer, if not accepted, will be deemed to be declined, and, after the expiration of that time or on receipt of an intimation from the person to whom the offer is made that he declines to accept the shares or securities offered, the directors may dispose of those shares or securities in such manner as they think most beneficial to the Company. The directors may likewise also dispose of any new shares or securities which (by reason of the ratio which the new shares or securities bear to shares or securities held by persons entitled to an offer of new shares or securities under this article) cannot, in the opinion of the directors, be conveniently offered under this article 8.

9. **Commission**

The Company may exercise all the powers conferred or permitted by the Acts of paying commission or brokerage. The Company may also on any issue of shares pay such brokerage as may be lawful.

10. **Trusts not recognised**

Except as ordered by a court of competent jurisdiction or as required by law, the Company shall not recognise a person as holding a share on trust and shall not be

bound by or otherwise compelled to recognise (even if it has notice of it) any interest in any share other than an absolute right in the holder to the whole of the share.

SHARE CERTIFICATES

11. **Right to share certificate**

(A) Subject to the provisions of the Uncertificated Securities Regulations, the Acts, the Central Depositories Act and the Rules, every person (except a stock exchange nominee in respect of which the Company is not by Malaysian law required to issue a certificate) whose name is entered in the Register as a holder of any certificated shares shall be entitled to receive within ten market days after allotment or transfer:

(i) up to a maximum of ten share certificates in reasonable denominations without charge; or

(ii) within fifteen market days after lodgement of a transfer to him of those shares (or within such other period as the terms of issue shall provide) one certificate for all those shares of any one class; or

(iii) several certificates each for one or more of the shares of the class in question upon payment for every certificate of such expenses as the board may from time to time decide, subject to the requirements of the Stock Exchange.

(B) In the case of a certificated share held jointly by two or more persons, delivery of a certificate to one joint holder shall be sufficient delivery to all joint holders. Where a member transfers part only of the shares comprised in a certificate, the old certificate shall be cancelled and a new certificate for the balance of such shares issued without charge.

(C) Every Depositor who shall have initiated a withdrawal of its Deposited Securities pursuant to the provisions of the Central Depositories Act and the Rules shall be entitled to receive within fourteen market days of lodgement of all relevant documents for the withdrawal of the Deposited Securities one certificate for each class of shares or several certificates each for one or more of the shares in question, upon payment for every certificate of such expenses not exceeding RM3 or its equivalent in pounds sterling or such other sum as may from time to time be permitted by the stock exchange on which the shares in the Company are listed and the Central Depository, plus the stamp duty payable under any law for the time being in force for every certificate.

(D) Subject to the provisions in the Central Depositories Act and the Rules, every member whose name is entered as member in the Register shall be entitled to receive share certificates in such reasonable denominations as he may require for his shares (whether by way of splitting or consolidation) upon payment of the amount of the proper stamp duty to which each such certificate is chargeable under any law for the time being and upon further payment for a fee, not exceeding RM3 or such other sum as may from

time to time be permitted by the stock exchange on which the shares in the Company are listed PROVIDED that in the event of any sub-division of shares in the Company pursuant to article 42(iii), the Company shall issue certificates in denominations requested by the member up to a maximum of ten certificates without charge.

(E) In the case of an uncertificated share held jointly by two or more persons the Company shall not be bound to issue more than one certificate therefore and delivery of a certificate to one joint holder shall be sufficient delivery to all joint holders. Share certificates shall be issued by the Company in such denominations as it may consider reasonable.

(F) Subject to the provisions of the Central Depositories Act and the Rules and when requested by the transferee at the time of lodgement of a registrable transfer of shares in the Company to do so, the Company shall despatch the certificate in respect of those shares to the broker who lodges such a transfer with the Company.

12. Uncertificated Shares

Subject to the Acts and the Uncertificated Securities Regulations, the board has the power to resolve that a class of shares shall become a participating security and/or that a class of shares shall cease to be a participating security.

(A) Uncertificated shares of a class are not to be regarded as forming a separate class from certificated shares of that class.

(B) A member may, in accordance with the Uncertificated Securities Regulations, change a share of a class which is a participating security from a certificated share to an uncertificated share and from an uncertificated share to a certificated share.

(C) While a class of shares is a participating security, the articles only apply to an uncertificated share of that class to the extent that they are consistent with:-

(i) the holding of shares of that class in uncertificated form;

(ii) the transfer of title to shares of that class by means of a relevant system; and

(iii) the Uncertificated Securities Regulations.

(D) The Company may give notice to a member requiring the member to change uncertificated shares to certificated shares by the time stated in the notice. The notice may also state that the member may not change certificated shares to uncertificated shares. If the member does not comply with the notice, the board may authorise a person to change the uncertificated shares to certificated shares in the name and on behalf of the member.

13. **Replacement of share certificates**

Subject to the provisions of the Central Depositories Act and the Rules, if a share certificate is defaced, worn out, lost, stolen or destroyed, it may be renewed on such evidence being produced and the letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser member company of the Stock Exchange or on behalf of its client/s as the directors of the Company shall require, and (in case of defacement or wearing out) on delivery of the old certificate and in any case without charge (other than exceptional out of pocket expenses). In the case of destruction, loss or theft the shareholder or a person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.

14. **Execution of share certificates**

Every share certificate shall be executed under a seal or in such other manner as the board may authorise, having regard to the terms of issue and any listing requirements of the Stock Exchange, and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares.

LIEN

15. **Company's lien on shares not fully paid**

(A) The board may either generally or in a particular case declare a share to be wholly or partly exempt from the provisions of this article. Unless otherwise agreed with the transferee, the registration of a transfer of a share operates as a waiver of the Company's lien (if any) on that share.

(B) The Company has a first and paramount lien on all partly paid shares for an amount payable in respect of the share, whether the due date for payment has arrived or not. The lien applies to all dividends from time to time declared or other amounts payable in respect of the share.

16. **Enforcement of lien by sale**

(A) For the purpose of enforcing the lien referred to in article 15, the board may sell shares subject to the lien in such manner as it may decide provided that:

(i) the due date for payment of the relevant amounts has arrived; and

(ii) the board has served a written notice on the member concerned (or on any person who is entitled to the shares by transmission or by operation of law) stating the amounts due, demanding payment thereof and giving notice that if payment has not been made within fourteen clear days after the service of the notice that the Company intends to sell the shares.

(B) To give effect to a sale, the board may authorise a person to transfer the shares in the name and on behalf of the holder (or any person who is automatically entitled to the shares by transmission or by law), or to cause the transfer of such shares, to the purchaser or his nominee. Where appropriate this may be done by the board of directors giving and signing such instructions and documents as are required under the Central Depositories Act or the Rules (which will be executed in the name of the member whose shares are being or have been sold) to the Central Depository for the withdrawal of the Deposited Securities, which are being or have been sold and/or authorising and effecting the book-entry of the Deposited Securities which are being or have been sold to the purchaser and/or doing all such acts deeds and things as may be necessary to effect such sale. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity in or invalidity of the proceedings connected with the sale.

17. **Application of proceeds of sale**

The net proceeds of a sale effected under article 16, after payment of the Company's costs of the sale, shall be applied in or towards satisfaction of the amount in respect of which the lien exists. Any residue shall (on surrender to the Company for cancellation of any certificate for the shares sold, or the provision of an indemnity as to any lost or destroyed certificate required by the board and subject to a like lien for amounts not presently payable as existed on the shares before the sale) be paid to the member (or a person entitled to the shares) immediately before the sale.

CALLS ON SHARES

18. **Calls**

The board may make calls on members in respect of amounts unpaid on the shares held by them respectively (whether in respect of the nominal value or a premium) and not by the terms of issue thereof, made payable on a fixed date. Each member shall (on receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company at the time and place specified, the amount called as required by the notice. A call may be made payable by instalments and may, at any time before receipt by the Company of an amount due, be revoked or postponed in whole or in part as the board may decide. A call is deemed made at the time when the resolution of the board authorising it is passed. A person on whom a call is made remains liable to pay the amount called despite the subsequent transfer of the share in respect of which the call is made. The joint holders of a share are jointly and severally liable for payment of a call in respect of that share.

19. **Power to differentiate**

The board may make arrangements on the allotment or, subject to the terms of the allotment, on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of a call on their shares.

20. **Interest on calls**

If the whole of the amount called is not paid on or before the date fixed for payment, the person from whom it is payable shall pay interest on the unpaid amount. The interest will run from the day the unpaid amount is due until the day it has been paid. The interest rate may be fixed by the terms of allotment or issue of the share or, if no rate is fixed, at such rate (not exceeding 20 per cent. per annum) as the board may decide. The board may waive payment of the interest in whole or in part.

21. **Payment in advance**

The board may, if it thinks fit, receive from a member all or part of the amounts uncalled and unpaid on shares held by him. A payment in advance of calls extinguishes to the extent of the payment the liability of the member on the shares in respect of which it is made. The Company may pay interest on the amount paid in advance, or on so much of it as from time to time exceeds the amount called on the shares in respect of which the payment in advance has been made, at such rate (not exceeding 20 per cent. per annum) as the board may decide. Such capital paid on shares in advance of calls shall not, whilst carrying interest, confer a right on such member to participate in profits. Other than on a liquidation of the Company, sums paid in advance of calls shall not, until the same would but for such advance have become payable, be treated as paid up on the shares in respect of which they have been paid.

22. **Amounts due on allotment or issue treated as calls**

An amount (whether in respect of nominal value or a premium) which by the terms of issue of a share becomes payable on allotment or issue or on a fixed date shall be deemed to be a call. In case of non-payment, the provisions of these articles as to payment of interest, forfeiture or otherwise apply as if that amount has become payable by virtue of a call.

FORFEITURE

23. **Notice if call not paid**

If a member fails to pay the whole of a call or an instalment of a call by the date fixed for payment, the board may serve notice on the member or on a person entitled automatically by law to the share in respect of which the call was made demanding payment of the unpaid amount on a date not less than fourteen clear days from the date of the notice, together with any interest that may have accrued on it and all costs, charges and expenses incurred by the Company by reason of the non-payment. The notice shall state:

(i) the place where payment is to be made; and

(ii) that if the notice is not complied with the share in respect of which the call was made will be liable to be forfeited.

24. **Forfeiture for non-compliance**

If the notice referred to in article 23 is not complied with, a share in respect of which it is given may, at any time before the payment required by the notice (including interest, costs, charges and expenses) has been made, be forfeited by a resolution of the board. All dividends declared or other amounts due in respect of the forfeited share and not paid before the forfeiture shall also be forfeited.

25. **Notice after forfeiture**

When a share has been forfeited, the Company shall serve notice of the forfeiture on the person who was before forfeiture the holder of the share or the person entitled by transmission to the share but no forfeiture is invalidated by an omission to give such notice. An entry of the fact and date of forfeiture shall be made in the Register.

26. **Disposal of forfeited shares**

(A) A forfeited share and all rights attaching to it shall become the property of the Company and may be sold, either to the person who was before such forfeiture the holder thereof or to another person, on such terms and in such manner as the board may decide. The board may, if necessary, authorise a person to transfer a forfeited share to a new holder. Subject to any lien for sums not presently payable, if any, any residue of the proceeds of sale of shares which are forfeited, after satisfaction of any unpaid calls or instalments payable at fixed times and any accrued interest and expenses, shall be paid to the person whose shares have been forfeited or his executors, administrators or assignees or as he directs. The Company may register or cause the registration of the transferee as the holder of the share.

(B) The board may, before a forfeited share has been sold, annul the forfeiture on such conditions as it thinks fit.

(C) A statutory declaration that the declarant is a director or the secretary and that a share has been forfeited or sold to satisfy a lien of the Company on the date stated in the declaration is conclusive evidence of the facts stated in the declaration against all persons claiming to be entitled to the share. The declaration (subject if necessary to the transfer of the share) constitutes good title to the share and the person to whom the share is sold, re-allotted or disposed of is not bound to see to the application of the consideration (if any). His title to the share is not affected by an irregularity in or invalidity of the proceedings connected with the forfeiture or disposal.

27. **Arrears to be paid notwithstanding forfeiture**

A person whose share has been forfeited ceases on forfeiture to be a member in respect thereof and shall surrender to the Company for cancellation any certificate for the forfeited share. A person remains liable to pay all calls, interest, costs, charges and expenses owing in respect of such share at the time of forfeiture, with interest, from the time of forfeiture until payment, at such rate as may be fixed by the terms of allotment or issue of such share or, if no rate is fixed, at the rate (not exceeding 20 per

cent. per annum) as the board may decide. The board may if it thinks fit enforce payment without allowance for the value of such share at the time of forfeiture or for any consideration received on its disposal.

28. **Surrender**

The board may accept the surrender of a share liable to be forfeited and in that case references in the articles to forfeiture include surrender.

TRANSFER OF SHARES

29. **Form of transfer**

(A) Any member may transfer all or any of his certificated shares by instrument of transfer in writing in any usual form or in any other form which the board and the Stock Exchange may approve. A member may transfer any Deposited Security in accordance with the Central Depositories Act and the Rules and any or all of his uncertificated shares in accordance with the Uncertificated Securities Regulations.

(B) Subject to the provisions of the Uncertificated Securities Regulations, the transferor of a share is deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect of it.

30. **Execution of transfer**

(A) Subject to the provisions of the Central Depositories Act and the Rules, the instrument of transfer of a share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee, and the transferor shall be deemed to remain the shareholder of the share until the name of the transferee is entered in the Register in respect of it. All instruments of transfer, when registered, may be retained by the Company provided that subject to compliance with the Central Depositories Act and the Rules, an instrument of transfer in respect of which the transferee is the Central Depository shall be effective although not signed by or on behalf of the Central Depository if it has been certified by an authorised depository agent pursuant to Section 18 of the Central Depositories Act.

(B) The transferor of an ordinary share is deemed to remain the holder of the ordinary share until the name of the transferee is entered in the Register in respect of it.

(C) Before a holder of RPS (the "**Vendor**") transfers or disposes of any RPS or any interest in any RPS the Vendor shall give notice in writing (the "**Transfer Notice**") to the Company of its desire to do so.

(D) The Transfer Notice shall (a) specify the number of RPS desired to be transferred or disposed of ("**Offered Shares**"); (b) specify the price per share which the Vendor is willing to accept for the Offered Shares; (c) constitute the Company by its directors as the Vendor's agent to offer and sell the Offered Shares to the holder of the majority in value of the Ordinary Shares (the "**Purchaser**") at the price per share specified in the Transfer Notice; and (d) not be withdrawn except with the consent of the directors.

(E) Upon receipt of the Transfer Notice the directors shall serve a copy of it on the Purchaser with the request that the Purchaser inform the directors in writing within twenty one market days whether or not it wishes to accept the offer to purchase the Offered Shares.

(F) In the event that the Purchaser wishes to accept the offer to purchase the Offered Shares the Company shall forthwith give notice (the "**Allocation Notice**") of the acceptance of such offer to the Vendor and to the Purchaser. The Allocation Notice shall specify (a) the price of the Offered Shares (the "**Transfer Price**"); and (b) the place and time (being not earlier than fourteen and not later than twenty-eight days after the date of the Allocation Notice) at which the Transfer Price is to be paid by the Purchaser and the Offered Shares are to be transferred by the Vendor. The Vendor shall be bound to transfer the Offered Shares against tender of the Transfer Price in accordance with the terms of the Allocation Notice.

(G) If, after having become bound to transfer the Offered Shares, the Vendor defaults in transferring the Offered Shares, then: (a) the Company may receive the Transfer Price and the Vendor shall be deemed to have appointed any director or the secretary of the Company as the Vendor's agent to execute a transfer of the Offered Shares in favour of the Purchaser and to receive the Transfer Price on trust for the Vendor; (b) the receipt by the Company of the Transfer Price shall be deemed a good discharge to the Purchaser, and after the Purchaser has been entered in the register of members the validity of the proceedings shall not be questioned by any person; and (c) the Vendor shall be bound to deliver up the share certificate for the Offered Shares and on its delivery shall be entitled to receive the Transfer Price without interest.

(H) If the Purchaser does not accept the offer to purchase the Offered Shares, then (a) the Company shall notify that fact to the Vendor; and (b) the Vendor may either: (i) withdraw the Transfer Notice and cancel the Company's authority as its agent to sell the Offered Shares by delivering to the Company a written notice of withdrawal; or (ii) subject to receiving the consent of the Purchaser and duly notifying the Purchaser of the proposed transferee before the expiration of six months after receiving the notification referred to in paragraph (a) above transfer the Offered Shares to another person at a price not lower than the Transfer Price and on terms not more favourable than those offered to the Purchaser.

(I) The directors shall only register the transfer of an RPS if the transfer is carried out in accordance with these articles.

31. **Right to decline registration of partly paid shares**

The board may, in its absolute discretion and without giving any reason, decline to register a transfer of a certificated share which is not fully paid or the transfer of a certificated share on which the Company has a lien.

32. **Other rights to decline registration**

(A) The board may, in its absolute discretion and without giving a reason, decline to register any transfer of a certificated share unless all of the following conditions are satisfied:

(i) the instrument of transfer is left at the office or such other place as the board may determine accompanied by the certificate for the shares to which it relates and such other evidence as the board may reasonably require to prove the title of the transferor;

(ii) the instrument of transfer is in respect of only one class of share;

(iii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

it is duly stamped (if required).

(B) The board may only decline to register a transfer of an uncertificated share in the circumstances set out in the Uncertificated Securities Regulations and where, in the case of transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

33. **Notice of refusal**

Subject to the provisions of the Central Depositories Act and the Rules, if the board declines to register a transfer of a certificated share it shall, within ten market days after the date on which the instrument of transfer was lodged with the Company, send to the transferor and transferee notice of the refusal and the precise reasons thereof.

34. **No fee for Registration**

No fee shall be charged by the Company for registering any transfer document or instruction relating to or affecting the title to any share or for making any other entry in the Register.

35. **Power to close Register and Record of Depositors**

(A) Subject to the Acts, the registration of transfers may be suspended for the purpose of determining persons entitled to dividends, interest or new securities, or rights to a priority of application for issues of securities, at such times and for such periods as the directors may from time to time determine not exceeding thirty days in any year provided that the directors shall give at least twelve market days of such suspension by informing the Stock Exchange and by publication in a daily newspaper in the United Kingdom and in Malaysia stating the purpose and reasons thereof for doing so.

(B) Unless otherwise permitted by the Uncertificated Securities Regulations, the Company may not close any register relating to a participating security without the consent of the Operator of the relevant system.

(C) In acknowledgement of section 35 of the Central Depositories Act and to the extent that it complies with the Acts, the Company will arrange with the Central Depository for all of the rights attaching to the Deposited Securities credited to each Depositor's Securities Account to be made available to such Depositor as if that Depositor were the registered member of the Company in respect of those Deposited Securities, including without limitation:

(a) any right to receive notice of, and to vote at, a general meeting;

(b) any right to receive dividends and distributions made by the Company; and

(c) any right to receive the assets of the Company on a winding-up.

(D)

(i) The Company, may, pursuant to Section 34 of the Central Depositories Act and the Rules, request a copy of the Record of Depositors from the Central Depository as at the date of the request or as at another specified date.

(ii) The Company shall request the Central Depository in accordance with the Rules to issue a Record of Depositors before a general meeting and subject to the Malaysian Securities Industry (Central Depositories) (Foreign Ownership) Regulations 1996 (where applicable), a Depositor shall not enjoy the rights set out in article 35(C) unless his name appears in that Record of Depositors.

(E) A Record of Depositors requested by the Company as at any specified date and/or for any specified purpose when made available to the Company may be treated as the final Record of Depositors as at the specified date and/or for the specified purpose. If there shall be more than one Record of Depositors made available to the Company as at the specified date and/or for the specified purpose then the later or last of the Record of Depositors prepared by the Central Depository and confirmed by the Central Depository as a correct Record of Depositors shall be deemed the final Record of Depositors as at the specified date and/or for the specified purpose. If such confirmation from the Central Depository shall not be available, then the later or last of the Record of Depositors received by the Company shall be deemed to be the final Record of Depositors as at the specified date and/or for the specified purpose.

36. **Untraced shareholders**

(A) Subject to the Uncertificated Securities Regulations, the Company may sell shares in the Company on behalf of a member, or a person entitled by transmission to the shares at the best price reasonably obtainable at the time of sale if:

(i) the shares have been in issue in certificated or uncertificated form or in the form of the Deposited Security throughout the qualifying period and

at least three cash dividends have become payable on the shares during the qualifying period;

(ii) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relative cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the shareholder of, or person entitled by transmission to, the shares at any time during the relevant period;

(iii) so far as any director of the Company at the end of the relevant period is then aware, the Company has not at any time during the relevant period received any communication from the shareholder, or person entitled by transmission to, the shares; and

(iv) the Company has caused two advertisements to be published, one in a daily newspaper with a national circulation in the jurisdiction of, and the other in a newspaper circulating in the area of, the postal address of the shareholder, or person entitled by transmission to, the shares shown in the Register giving notice of its intention to sell the shares and the period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

For the purpose of this paragraph of this article 36:

"**qualifying period**" means the period of twelve months immediately preceding the date of publication of the advertisements referred to in sub-paragraph (iv) above or of the first of the two advertisements to be published if they are published on different dates; and

"**relevant period**" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (i) to (iv) above have been satisfied.

(B) To give effect to any sale of shares pursuant to this paragraph of this article the board may authorise a person (the "**Authorised Person**") to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the shareholder, or person entitled by transmission to, the shares. The Authorised Person may also be authorised by the board to give and sign such instructions and documents as may be required under the Central Depositories Act or the Rules (in the name of the member whose shares are being or have been sold) to the Central Depository for the purposes of withdrawal of the Deposited Securities which are being or have been transferred and/or authorising and effecting the book entry of the Deposited Securities which are being or have been transferred to the purchaser and/or doing all such acts, deeds and things as may be necessary to give full effect to the sale. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the

Company and, upon their receipt, the Company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt for the member or any other person and no interest shall be payable in respect of it and the Company shall not be required to account for any moneys earned from the net proceeds which shall be kept in a separate bank account and which may be employed in the business of the Company or invested as it thinks fit.

TRANSMISSION OF SHARES

37. **Transmission on death**

If a member dies, the survivor or survivors, where he was a joint holder, or his personal representatives, where he was sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his shares; but nothing contained in these articles shall release the estate of the deceased member from any liability in respect of any share held by him solely or jointly with other persons provided always that where the share is a Deposited Security, subject to the Rules, a transfer or withdrawal of the Deposited Security may be carried out by the person so becoming entitled.

38. **Entry of transmission in Register**

Subject to the provisions of the Central Depositories Act and the Rules, where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within fifteen days after proof cause the entitlement of that person to be noted in the Register.

39. **Election of person entitled by transmission**

(A) Any person entitled by transmission to a share may, subject as provided elsewhere in these articles, the Central Depositories Act and the Rules, elect either to be registered as a member or to have some person nominated by him registered as the member.

(B) If he elects to be registered himself, he shall give notice to the Company and the Central Depository to that effect. If he elects to have another person registered, he shall execute an instrument of transfer of the share or such other instrument as the Central Depository may require in favour of that person. The board may at any time give notice requiring the person to make the election referred to in paragraph (A) above or to transfer the share and if the requirements of the notice are not complied with within sixty days of the notice being issued, the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements of the notice have been complied with.

(C) All provisions of these articles relating to the transfer of shares, the Central Depositories Act and the Rules shall apply to the notice or instrument of transfer or such other instrument as the Central Depository may require as if the death or

bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice of instrument of transfer or such other instrument as the Central Depository may require was an instrument of transfer or such other instrument as the Central Depository may require executed by the member, save that the Company shall not be entitled to decline to enter more than four persons in the Register as the joint holders of such shares in the case of a transmission thereof on death if such persons are personal representatives of the deceased shareholder.

40. **Rights of person entitled by transmission**

Where a person becomes entitled by transmission to a share, the rights of the shareholder in relation to that share shall cease, but the person entitled by transmission to the share may give good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the shareholder of it save that, until he becomes the shareholder, he shall not be entitled in respect of the share to attend or vote at any general meeting of the Company or at any separate general meeting of the holders of any class of shares in the Company.

ALTERATION OF SHARE CAPITAL

41. **Increase, consolidation, sub-division and cancellation**

The Company may by ordinary resolution:

(i) increase its share capital by a sum to be divided into shares of an amount prescribed by the resolution;

(ii) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(iii) subject to the Acts, sub-divide all or any of its shares into shares of a smaller amount and so that the resolution whereby any share is sub-divided may determine that the shares resulting from such sub-division have amongst themselves such preferred, deferred or other special rights or advantages or be subject to any such restrictions as the Company has power to attach to unissued or new shares; and

(iv) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by a person and diminish the amount of its share capital by the amount of the shares so cancelled.

42. **Fractions**

(A) If, as the result of consolidation and division or sub-division of shares, members would become entitled to fractions of a share, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, the board may:

(i) sell any shares representing fractions to a person (including, subject to the Acts, to the Company) and distribute the net proceeds of sale in due proportion amongst the persons entitled or if the board decides some or all of the sum raised on a sale may be retained for the benefit of the Company; or

(ii) subject to the Acts, allot or issue to a member credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding of shares to a number which, following consolidation and division or sub-division, leaves a whole number of shares (such allotment or issue being deemed to have been effected immediately before consolidation or sub-division, as the case may be).

(B) To give effect to a sale pursuant to sub-paragraph (A)(i) the board may arrange for the shares representing the fractions to be entered in the Register as shares. The board may also authorise a person to transfer the shares to, or to the direction of, the purchaser. The purchaser is not bound to see to the application of the purchase money and the title of the transferee to the shares is not affected by an irregularity or invalidity in the proceedings connected with the sale.

(C) If shares are allotted or issued pursuant to sub-paragraph (A)(ii), the amount required to pay up those shares may be capitalised as the board thinks fit out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, and applied in paying up in full the appropriate number of shares. A resolution of the board capitalising part of the reserves has the same effect as if the capitalisation had been declared by ordinary resolution of the Company pursuant to article 138. In relation to the capitalisation the board may exercise all the powers conferred on it by article 138 without an ordinary resolution of the Company.

43. **Reduction of capital**

Subject to the Acts and to the rights attached to existing shares, the Company may by special resolution reduce its share capital, capital redemption reserve, share premium account or other undistributable reserve in any way.

44. **Purchase of own shares**

(A) Subject to the provisions of the Acts and to any rights previously conferred on the holders of any class of shares and to any requirements imposed by the Stock Exchange in respect of shares admitted to listing and any rules or guidelines (the "**Rules and Guidelines**") of any relevant authorities (whether having the force of law or not) issued from time to time, whether by way of amendment, modification or variation or in replacement thereof (other than the Rules and Guidelines, compliance with which by the Company is waived by the relevant authority), the Company may purchase or may enter into a contract under which it will or may purchase any of its shares of any class, including any redeemable shares.

(B) Neither the Company nor the board shall be required to select the shares to be purchased rateably or in any other manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

GENERAL MEETINGS

45. **Annual general meetings**

Subject to the Acts, the Company shall hold an annual general meeting once every year. Such meetings shall be convened by the board in Malaysia at such time as they think fit provided that there must not be a gap of more than fifteen months between one annual general meeting and the next and provided that no annual general meeting will be held outside Malaysia.

46. **Extraordinary general meetings**

All general meetings of the Company other than annual general meetings are called extraordinary general meetings.

47. **Convening of extraordinary general meetings**

The board may convene an extraordinary general meeting whenever it thinks fit. The board must convene an extraordinary general meeting immediately on receipt of a requisition from members in accordance with the Acts and in default a meeting may be convened by requisitionists as provided in the Acts. At a meeting convened on a requisition or by requisitionists no business may be transacted except that stated by the requisition or proposed by the board. An extraordinary general meeting may also be convened in accordance with article 102. No extraordinary general meeting shall be held outside Malaysia.

48. **Length and form of notice**

(A) An annual general meeting and any extraordinary general meeting at which a special resolution is to be proposed or (subject to the Acts) at which some other resolution of which special notice under the Act has been given to the Company shall be called by not less than twenty one clear days' notice. All other extraordinary general meetings shall be called by not less than fourteen clear days' notice.

(B) Subject to the Acts, and although called by shorter notice than that specified in paragraph (A), a general meeting is deemed to have been duly called if it is so agreed:

(i) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(ii) in the case of another meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

(C) The notice of meeting shall specify:

(i) whether the meeting is an annual general meeting or an extraordinary general meeting;

(ii) the place, the date and the time of the meeting;

(iii) in the case of special business, the general nature of that business;

(iv) if the meeting is convened to consider a special or an extraordinary resolution, the intention to propose the resolution as such; and

(v) with reasonable prominence, that a member entitled to attend and vote may appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member.

(D) Notice of every general meeting shall be given in accordance with these articles and in addition shall be given in a daily newspaper of national circulation in Malaysia and shall be given to the members (other than any who, under the provisions of the articles or the terms of allotment or issue of shares, are not entitled to receive notice), to the directors and to the auditors.

(E) The board may determine that persons entitled to receive notices of meeting are those persons entered on the Register at the close of business on a day determined by the board, provided that, if the Company is a participating issuer, the day determined by the board may not be more than twenty one days before the day that the relevant notice of meeting is being sent.

(F) The notice of meeting may also specify a time (which, if the Company is a participating issuer, shall not be more than forty eight hours before the time fixed for the meeting) by which a person must be entered on the Register in order to have the right to attend or vote at the meeting. Changes to entries on the Register after the time so specified in the notice shall be disregarded in determining the rights of any person to so attend or vote.

(G) Where the notice of meeting is published on a web site in accordance with article 143(B), it shall continue to be published in the same place on that web site from the date of notification given under article 143(B)(ii) until the conclusion of the meeting to which the notice relates.

49. **Omission to send notice and irregularities in publication of notices**

(A) The accidental omission to send a notice of meeting or any document relating to the meeting or the non-receipt of any such notice or document by a person entitled to receive any such notice or document shall not invalidate the proceedings at that meeting.

(B) Where a notice of meeting published on a web site in accordance with article 143(B) is by accident published in different places on the web site or published for part only of

the period from the date of the notification given under article 143(B)(ii) until the conclusion of the meeting to which the notice relates, the proceedings at such meeting are not thereby invalidated.

50. **Postponement of general meetings**

If the board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting at the time or place specified in the notice calling the general meeting, it may move and/or postpone the general meeting to another time and/or place. When a meeting is so moved and/or postponed, notice of the time and place of the moved and/or postponed meeting shall (if practical) be placed in at least one national newspaper in Malaysia. Notice of the business to be transacted at such moved and/or postponed meeting is not required. The board must take reasonable steps to ensure that members trying to attend the general meeting at the original time and/or place are informed of the new arrangements for the general meeting. Proxy forms can be delivered as specified in article 68, until forty eight hours before the rearranged meeting. Any postponed and/or moved meeting may also be postponed and/or moved under this article.

51. **Special business**

All business transacted at a general meeting is deemed special except the following business transacted at an annual general meeting:

(i) the receipt and consideration of the annual accounts, the directors' reports and auditors' report on those accounts;

(ii) the appointment or re-appointment of directors and other officers in place of those retiring by rotation or otherwise ceasing to hold office;

(iii) the declaration of dividends;

(iv) the appointment of the auditors (when special notice of the resolution for appointment is not required by the Acts) and fixing or determining the manner of fixing of the remuneration of the auditors; and

(v) the increase of directors' fees.

PROCEEDINGS AT GENERAL MEETINGS

52. **Quorum**

(A) No business may be transacted at a general meeting unless a quorum is present. The absence of a quorum does not prevent the appointment of a chairman in accordance with the articles, which shall not be treated as part of the business of the meeting.

(B) The quorum for a general meeting is two members present in person or by proxy and entitled to vote.

53. **Procedure if quorum not present**

(A) If a quorum is not present within thirty minutes (or such longer time as the chairman decides to wait) after the time fixed for the start of the meeting or if there is no longer a quorum present at any time during the meeting, the meeting, if convened by or on the requisition of members, is dissolved. In any other case it stands adjourned to such other day (being not less than fourteen nor more than twenty eight days later) and at such other time and/or place as may have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been specified, the meeting stands adjourned to such other day (being not less than fourteen nor more than twenty eight days later) and at such other time and/or place as the chairman (or, in default, the board) decides.

(B) At an adjourned meeting the quorum is one member present in person or by proxy and entitled to vote. If a quorum is not present within five minutes from the time fixed for the start of the meeting, the adjourned meeting shall be dissolved.

(C) Save where the time and place for the adjourned meeting has been specified for the purpose in the notice convening the meeting as referred to in paragraph (A) of this article (in which case notice of the adjourned meeting need not be given), the Company shall give not less than seven clear days' notice of any meeting adjourned for the lack of a quorum and the notice shall state the quorum requirement.

54. **Chairman**

(A) The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at a general meeting. If there is no chairman or deputy chairman, or if at a meeting neither is present and willing and able to act within five minutes after the time fixed for the start of the meeting or neither is willing and able to act, the directors present shall select one of their number to be chairman. If only one director is present and willing and able to act, he shall be chairman. In default the members present in person and entitled to vote shall choose one of their number to be chairman.

(B) Without prejudice to any other power which he may have under the provisions of the articles or at common law the chairman may take such action as he thinks fit to promote the orderly conduct of the business of the meeting as specified in the notice of meeting and the chairman's decision on matters of procedure or arising incidentally from the business of the meeting shall be final, as shall be his determination as to whether any matter is of such a nature.

55. **Right to attend and speak**

(A) Each director shall be entitled to attend and speak at a general meeting and at a separate meeting of the holders of a class of shares or debentures whether or not he is a member.

(B) The chairman may invite any person to attend and speak at any general meeting of the Company where he considers that this will assist in the deliberations of the meeting.

56. **Power to adjourn**

(A) The chairman may, with the consent of a meeting at which a quorum is present (and shall, if so directed by the meeting) adjourn a meeting from time to time and from place to place or for an indefinite period.

(B) Without prejudice to any other power which he may have under the provisions of the articles or at common law, the chairman may, without the consent of the meeting, interrupt or adjourn a meeting from time to time and from place to place or for an indefinite period if he decides that it has become necessary to do so in order to:

(i) secure the proper and orderly conduct of the meeting;

(ii) give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting; or

(iii) ensure that the business of the meeting is properly disposed of.

57. **Notice of adjourned meeting**

(A) Whenever a meeting is adjourned for twenty eight days or more or for an indefinite period pursuant to article 56, at least seven clear days' notice specifying the place, date and time of the adjourned meeting and the general nature of the business to be transacted shall be given to the members (other than any who, under the provisions of the articles or the terms of allotment or issue of the shares, are not entitled to receive notice), the directors and the auditors. Except in these circumstances it is not necessary to give notice of a meeting adjourned pursuant to article 56 or of the business to be transacted at the adjourned meeting.

(B) The board may determine that persons entitled to receive notice of an adjourned meeting in accordance with this article are those persons entered on the Register at the close of business on a day determined by the board.

(C) The notice of an adjourned meeting given in accordance with this article may also specify a time by which a person must be entered on the Register in order to have the right to attend or vote at the meeting. Changes to entries on the Register after the time so specified in the notice shall be disregarded in determining the rights of any person to so attend or vote.

58. **Business at adjourned meeting**

No business may be transacted at an adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

59. **Accommodation of members at meeting**

If it appears to the chairman that the meeting place specified in the notice convening the meeting is inadequate to accommodate all members entitled and wishing to attend, the meeting shall be duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a member who is unable to be accommodated is able to:

(i) participate in the business for which the meeting has been convened;

(ii) hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere; and

(iii) be heard and seen by all other persons present in the same way.

60. **Security**

The board may make any arrangement and impose any restriction it considers appropriate to ensure the security of a meeting including, without limitation, the searching of a person attending the meeting and the restriction of the items of personal property that may be taken into the meeting place. The board may authorise one or more persons, who shall include a director or the secretary or the chairman of the meeting to:

(i) refuse entry to a meeting to a person who refuses to comply with these arrangements or restrictions; and

(ii) eject from a meeting any person who causes the proceedings to become disorderly.

VOTING

61. **Method of voting**

(A) At a general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is properly demanded by:

(i) the chairman of the meeting;

(ii) not less than five members present in person or by proxy and entitled to vote;

(iii) a member or members present in person or by proxy representing in aggregate not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an

aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a proxy is deemed to be a demand by the member appointing the proxy.

(B) Unless a poll is demanded (and the demand is not duly withdrawn), a declaration by the chairman that the resolution has been carried, or carried by a particular majority, or lost or not carried by a particular majority, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

62. **Procedure on a poll**

(A) If a poll is properly demanded, it shall be taken in such manner as the chairman directs. He may appoint scrutineers, who need not be members, and may fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll shall be demanded.

(B) A poll demanded on the election of a chairman or on any question of adjournment shall be taken at the meeting and without adjournment. A poll demanded on another question shall be taken at such time and place as the chairman decides, either at once or after an interval or adjournment (but not more than thirty clear days after the date of the demand).

(C) No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll shall be taken.

(D) The demand for a poll may be withdrawn but only with the consent of the chairman. A demand withdrawn in this way validates the result of a show of hands declared before the demand was made. In the case of a poll demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

(E) The demand for a poll (other than on the election of the chairman or on a question of adjournment) does not prevent the meeting continuing for the transaction of business other than the question on which a poll has been demanded.

(F) On a poll, votes may be given in person or by proxy and a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way, whether present in person or by proxy.

63. **Votes of members**

(A) Subject to special rights or restrictions as to voting attached to any class of shares by or in accordance with the articles, at a general meeting every member present in person or by proxy has on a show of hands one vote and every member present in person or by proxy has on a poll one vote for every ordinary share of which he is the holder.

(B) In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote or votes of the other joint holder or holders, and seniority is determined by the order in which the names of the holders stand in the Register.

(C) A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) that he is or may be suffering from mental disorder or is otherwise incapable of running his affairs may vote, whether on a show of hands or on a poll, by his guardian, receiver, curator bonis or other person authorised for that purpose and appointed by the court. A guardian, receiver, curator bonis or other authorised and appointed person may, on a poll, vote by proxy if evidence (to the satisfaction of the board) of the authority of the person claiming to exercise the right to vote is deposited at the office (or at another place specified in accordance with the articles for the deposit of instruments of proxy) within the time limits prescribed by the articles for the deposit of instruments of proxy for use at the meeting, adjourned meeting or poll at which the right to vote is to be exercised.

64. Casting vote

In the case of an equality of votes whether on a show of hands or a poll, the chairman of the meeting at which the show of hands take place or at which the poll is demanded shall be entitled to a casting vote in addition to any vote to which he is entitled as a member.

65. Restriction on voting rights for unpaid calls etc.

Unless the board otherwise decides, no member is entitled in respect of a share held by him to be present or to vote, either in person or by proxy, at a general meeting or at a separate meeting of the holders of class of shares or on a poll, or to exercise other rights conferred by membership in relation to the meeting or poll, if a call or other amount due and payable in respect of the share is unpaid. This restriction ceases on payment of the amount outstanding and all costs, charges and expenses incurred by the Company by reason of the non-payment.

66. Shares with different nominal values

Where the capital of the Company consists of classes of shares of differing nominal values the board shall assign to each voting share a number of votes so that each voting share in a class shall enjoy the same number of votes and each class in aggregate shall enjoy a number of votes in proportion to the total number of votes as its aggregate paid up value (ignoring any premium paid on subscription) bears to the aggregate paid up value of the Company's voting shares and with the board performing any necessary currency conversions if the classes are not all designated in the same currency.

67. Voting by proxy

(A) Subject to paragraph (B) below, an instrument appointing a proxy shall be in writing in any usual form (or in another form approved by the board) executed under the hand of

the appointor or his duly constituted attorney or, if the appointor is a company, under its seal or under the hand of its duly authorised officer or attorney or other person authorised to sign.

(B) Subject to the Acts, the board may accept the appointment of a proxy received in an electronic communication on such terms and subject to such conditions as it considers fit. The appointment of a proxy received is an electronic communication shall not be subject to the requirements of paragraph (A) above. The board may require the production of any evidence it considers necessary to determine the validity of such an appointment.

(C) Unless the contrary is stated in it, the appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll (but shall not confer any further right to speak at the meeting except with the permission of the chairman) and to vote on a resolution or amendment of a resolution put to, or other business which may properly come before, the meeting or meetings for which it is given, as the proxy thinks fit.

(D) A proxy may vote on a show of hands as if he was a member.

(E) A proxy need not be a member.

(F) A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing instruments of proxy are delivered for the same share for use at the same meeting, the one which is last validly delivered (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which instrument was last validly delivered, none of them shall be treated as valid in respect of that share.

(G) Where a member of the Company is an "authorised nominee" for the purposes of the Central Depositories Act, it may appoint more than one proxy in respect of each Securities Account it holds and which is credited with ordinary shares of the Company.

(H) Delivery or receipt of an appointment of proxy does not prevent a member attending and voting in person at the meeting or an adjournment of the meeting or on a poll.

(I) The appointment of a proxy shall (unless the contrary is stated in it) be valid for an adjournment of the meeting as well as for the meeting or meetings to which it relates. The appointment of a proxy is valid for twelve months from the date of execution or, in the case of an appointment of proxy delivered in an electronic communication, for the duration specified by the board.

(J) Subject to the Acts, the Company may send a form of appointment of proxy to all or none of the persons entitled to receive notice of and to vote at a meeting. If sent, the form shall provide for two-way voting on all resolutions set out in the notice of meeting.

68. **Appointment of proxy**

The form of appointment of a proxy, and (if required by the board) a power of attorney or other authority under which it is executed or a copy of it notarially certified or certified in some other way approved by the board, shall be:

(i) in the case of an instrument in writing, delivered to the office, or another place specified in the notice convening the meeting or in the form of appointment of proxy or other accompanying document sent by the Company in relation to the meeting, not less than forty eight hours before the time for holding the meeting or adjourned meeting or the taking of a poll at which the person named in the form of appointment of proxy proposes to vote;

(ii) in the case of an appointment of a proxy contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications:

(a) in the notice convening the meeting; or

(b) in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(c) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

received at such address not less than forty eight hours before the time for holding the meeting at which the person named in the form of appointment of proxy proposes to vote;

(iii) in the case of a meeting adjourned for less than twenty eight days but more than forty eight hours or in the case of a poll taken more than forty eight hours after it is demanded, delivered or received as required by paragraphs (i) or (ii) not less than twenty four hours before the time appointed for the holding of the adjourned meeting or the taking of the poll; or

(iv) in the case of a meeting adjourned for not more than forty eight hours or in the case of a poll not taken immediately but taken not more than forty eight hours after it was demanded, delivered at the adjourned meeting or at the meeting at which the poll was demanded to the chairman or to the secretary or to a director.

An appointment of proxy not deposited or delivered in accordance with this article is invalid.

69. **When votes by proxy valid although authority revoked**

A vote cast or poll demanded by a proxy or authorised representative of a company is valid despite the previous death or insanity or revocation of the appointment of the proxy or of the authority under which the appointment was made unless notice of such prior death, insanity or revocation shall have been received by the Company at the office (or other place specified for depositing the instrument of proxy) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at the meeting, or at which case the vote is cast or the poll demanded or adjourned meeting at which case the vote is cast or the poll is demanded (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for use on the holding of the poll at which the vote is cast adjourned meeting.

70. **Corporate representative**

A company which is a member may, by resolution of its directors or other governing body, authorise a person to act as its representative at a meeting or at a separate meeting of the holders of a class of shares (the "**representative**"). The representative is entitled to exercise on behalf of the company (in respect of that part of the company's holding of shares to which the authorisation relates) those powers that the company could exercise if it were an individual member. The company is for the purposes of the articles deemed to be present in person at a meeting if the representative is present. All references to attendance and voting in person shall be construed accordingly. A director, the secretary or other person authorised for the purpose by the secretary may require the representative to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers.

71. **Objections to and error in voting**

No objection may be made to the qualification of a voter or to the counting of, or failure to count, a vote, except at the meeting or adjourned meeting at which the vote objected to is tendered or at which the error occurs. An objection properly made shall be referred to the chairman and only invalidates the decision of the meeting on any resolution if, in the opinion of the chairman, it is of sufficient magnitude to affect the decision of the meeting. The decision of the chairman on such matters is conclusive and binding on all concerned.

72. **Amendments to resolutions**

No amendment to a resolution duly proposed as a special or extraordinary resolution (other than an amendment to correct a patent error) may be considered or voted on. No amendment to a resolution duly proposed as an ordinary resolution (other than an amendment to correct a patent error) may be considered or voted on unless either:

(i) at least forty eight hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and intention to move it has been lodged at the office; or

(ii) the chairman in his absolute discretion decides that the amendment may be considered or voted on.

If an amendment proposed to a resolution under consideration is ruled out of order by the chairman the proceedings on the substantive resolution are not invalidated by an error in his ruling.

73. **Members' written resolutions**

A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effective as if it had been passed at a general meeting duly convened and held. The resolution in writing may consist of several instruments in the same form each duly executed by or on behalf of one or more members. If the resolution in writing is described as a special resolution or as an extraordinary resolution, it shall have effect accordingly.

74. **Class meetings**

A separate meeting for the holders of a class of shares shall be convened and conducted as nearly as possible in the same way as an extraordinary general meeting, except that:

(i) no member is entitled to notice of it or to attend unless he is a holder of shares of that class;

(ii) no vote may be cast except in respect of a share of that class;

(iii) the quorum at the meeting is two persons present in person holding or representing by proxy at least one-third in nominal value of the issued shares of that class except where one person holds or represents by proxy all of the issued shares of that class, in which case the presence of that person shall constitute a valid quorum;

(iv) the quorum at an adjourned meeting is one person holding shares of that class present in person or by proxy; and

(v) a poll may be demanded in writing by a member present in person or by proxy and entitled to vote at the meeting and on a poll each member has one vote for every share of that class of which he is the holder.

75. **Failure to disclose interests in shares**

(A) Where notice is served by the Company under section 212 of the Act (a "**section 212 notice**") on a member, or another person appearing to be interested in shares held by that member, and the member or other person has failed in relation to any shares (the "**default shares**", which expression includes any shares allotted or issued after the date of the section 212 notice in respect of those shares) to give the Company the information required within the prescribed period from the date of the section 212 notice, the following sanctions apply, unless the board otherwise decides:

(i) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by proxy) at a general meeting or at a separate meeting of the holders of a class of shares or on a poll; and

(ii) where the default shares represent at least 0.25 per cent. in nominal value of the issued shares of their class:

(a) a dividend (or any part of a dividend) or other amount payable in respect of the default shares shall be withheld by the Company, which has no obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to article 137, to receive shares instead of a dividend; and

(b) no transfer of any default shares shall be registered unless the transfer is an excepted transfer or:

(1) the member is not himself in default in supplying the information required; and

(2) the member proves to the satisfaction of the board that no person in default in supplying the information required is interested in any of the shares the subject of the transfer.

(B) The sanctions under paragraph (A) cease to apply seven days after the earlier of:

(i) receipt by the Company of notice of an excepted transfer, but only in relation to the shares thereby transferred; and

(ii) receipt by the Company, in a form satisfactory to the board, of all the information required by the section 212 notice.

(C) Where, on the basis of information obtained from a member in respect of a share held by him, the Company issues a section 212 notice to another person, it shall at the same time send a copy of the section 212 notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, does not invalidate or otherwise affect the application of paragraph (A).

(D) For the purposes of this article 75:

(i) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is or may be interested, or if the Company (after taking account of information obtained from the member or, pursuant to a section 212 notice, from anyone else) knows or has reasonable cause to believe that the person is or may be so interested;

(ii) **"interested"** shall be construed as it is for the purpose of section 212 of the Act;

(iii) reference to a person having failed to give the Company the information required by a section 212 notice, or being in default in supplying such information, includes (a) reference to his having failed or refused to give all or any part of it, and (b) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(iv) the "**prescribed period**" means fourteen days;

(v) an "**excepted transfer**" means, in relation to shares held by a member:

(a) a transfer pursuant to acceptance of a takeover offer for the Company (within the meaning of section 428(1) of the Act); or

(b) a transfer which is shown to the satisfaction of the board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(E) The provisions of this article are in addition and without prejudice to the provisions of the Acts.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

76. **Number of directors**

All Directors of the Company shall be natural persons. Unless and until otherwise decided by the Company by ordinary resolution the number of directors must not be less than two and is not subject to a maximum number. The majority of the directors shall be resident in Malaysia.

77. **Power of the Company to appoint directors**

Subject to the articles, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the board, but the total number of directors may not exceed any maximum number fixed in accordance with the articles.

78. **Power of the board to appoint directors**

Without prejudice to the power of the Company to appoint a person to be a director pursuant to the articles, the board may appoint a person who is willing to act as a director, either to fill a vacancy or as an addition to the board, but the total number of directors may not exceed any maximum number fixed in accordance with the articles. A director appointed in this way may hold office only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during that

meeting. He is not required, and is not taken into account in determining the number of directors who are, to retire by rotation at the meeting.

79. **Appointment of executive directors**

Subject to the Acts, the board may appoint one or more of its body to hold an executive office (including, without limitation, that of managing director) with the Company for such term (subject to the Acts) and on any other conditions the board thinks fit provided that any such person shall be resident in Malaysia. The board may revoke or terminate an appointment, without prejudice to a claim for damages for breach of contract or otherwise.

80. **Eligibility of new directors**

(A) No person other than a director retiring (by rotation or otherwise) may be appointed or reappointed as a director at a general meeting unless:

(i) he is recommended by the board; or

(ii) not less than seven nor more than forty two days before the date fixed for the meeting, notice has been given to the Company by a member (other than the person to be proposed) qualified to vote at the meeting of the intention to propose that person for appointment or reappointment. The notice shall (a) state the particulars which would, if the proposed director were appointed or reappointed, be required to be included in the Company's register of directors, (b) be accompanied by notice given by the proposed director of his willingness to be appointed or reappointed, and (c) be lodged at the office.

(B) A director need not be a member.

81. **Notice of intention to appoint a director**

No person not being a retiring director shall be eligible for election to the office of director at any general meeting unless a member intending to propose him has, at least eleven clear days before the meeting, left at the Company's office a notice in writing duly signed by the nominee, giving his consent to the nomination and signifying his candidature for the office, or the intention, of such member to propose him for election PROVIDED THAT in the case of a person recommended by the directors for election, nine clear days notice only shall be necessary, and notice of each and every candidate for election to the board of directors shall be given to the members at least five clear days prior to the meeting at which the election is to take place.

82. **Voting on resolution for appointment**

A resolution for the appointment of two or more persons as directors by a single resolution is void unless an ordinary resolution that the resolution for appointment is proposed in this way has first been agreed to by the meeting without a vote being given against it.

83. **Retirement by rotation**

(A) An election of the directors shall take place each year. Subject to paragraph (B) below, at each annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not less than one-third, shall retire from office provided that if there are fewer than three directors who are subject to retirement by rotation, one shall retire from office.

(B) If any one or more directors were last appointed or reappointed three years or more prior to the meeting or were last appointed or reappointed at the third immediately preceding annual general meeting, he or they shall retire from office and shall be counted in obtaining the number required to retire at the meeting provided that the number of directors required to retire under paragraph (A) above shall be increased to the extent necessary to comply with this paragraph.

84. **Directors subject to retirement**

Subject to the Acts and the articles, the directors to retire by rotation at an annual general meeting include, so far as necessary to obtain the number required, first, a director who wishes to retire and not offer himself for reappointment, and, second, those directors who have been longest in office since their last appointment or reappointment. As between two or more who have been in office an equal length of time, the director to retire shall, in default of agreement between them, be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined on the basis of the composition of the board at the start of business on the date of the notice convening the annual general meeting, disregarding a change in the number or identity of the directors after that time but before the close of the meeting.

85. **Position of retiring director**

A director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be reappointed. If he is not reappointed or deemed reappointed, he may retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

86. **Deemed reappointment**

At a general meeting at which a director retires by rotation the Company may fill the vacancy and, if it does not do so, the retiring director shall be, if willing, deemed reappointed unless it is expressly resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

87. **No retirement on account of age**

No person is incapable of being appointed a director by reason of his having reached the age of 70 or another age. Special notice is not required in connection with the appointment or the approval of the appointment of such person. No director is

required to vacate his office because he has reached the age of 70 or another age and section 293 of the Act does not apply to the Company. Where a general meeting is convened at which, to the knowledge of the board, a director is to be proposed for appointment or reappointment who is at the date of the meeting 70 or more, the board shall give notice of his age in the notice convening the meeting or in a document accompanying the notice, but the accidental omission to do so does not invalidate proceedings or an appointment or reappointment of that director at that meeting.

88. **Removal by ordinary resolution**

In addition to any power of removal conferred by the Acts, the Company may by ordinary resolution remove a director before the expiry of his period of office (without prejudice to a claim for damages for breach of contract or otherwise) and may (subject to the articles) by ordinary resolution appoint another person who is willing to act to be a director in his place. A person appointed in this way is treated, for the purposes of determining the time at which he or another director is to retire, as if he had become a director on the date on which the person in whose place he is appointed was last appointed or reappointed a director.

89. **Vacation of office by director**

(A) Without prejudice to the provisions for retirement (by rotation or otherwise) contained in the articles, the office of a director is vacated if:

(i) he resigns by notice delivered to the secretary at the office or tendered at a board meeting;

(ii) where he has been appointed for a fixed term, the term expires;

(iii) he ceases to be a director by virtue of a provision of the Acts, is removed from office pursuant to the articles or becomes prohibited by law from being a director;

(iv) he becomes bankrupt or compounds with his creditors generally or he applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that act;

(v) he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health or any court claiming jurisdiction on the ground of mental disorder (however stated) makes an order for his detention or for the appointment of a guardian, receiver or other person (howsoever designated) to exercise powers with respect to his property or affairs, and in any such case the board resolves that his office be vacated;

(vi) both he and his alternate director appointed pursuant to the provisions of the articles (if any) are absent, from more than fifty per cent. of the board

meetings held during a financial year and the director resolves that his office be vacated; or

(vii) he is removed from office by notice addressed to him at his last-known address and signed by all his co-directors (without prejudice to a claim for damages for breach of contract or otherwise).

(B) A resolution of the board declaring a director to have vacated office under the terms of this article is conclusive as to the fact and grounds of vacation stated in the resolution.

(C) If the office of a director is vacated for any reason, he shall cease to be a member of any committee of the board.

(D) The remaining directors may continue to act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the minimum number fixed by or pursuant to these articles, the remaining directors may act only for the purpose of increasing the number of directors to such minimum number or to summon a general meeting of the Company.

90. **Managing Director**

(A) The directors may from time to time appoint any one or more of their body to be Managing Director(s) on such terms as they think fit and, subject to the terms of any agreement entered into in any particular case and provided that any such person shall be resident in Malaysia, may revoke any such appointment. The Managing Director(s) shall at all times be resident in Malaysia. The directors may vest in such Managing Director(s) such of the powers as are vested in the board of directors as they may think fit, but subject thereto such Managing Director(s) shall be subject to the control of the board of directors.

(B) The remuneration of a Managing Director(s) shall be fixed by the directors and may be by way of salary or commission or participation in profits of the Company or otherwise or by any or all of these but shall not include a commission on or percentage of the turnover of the Company.

(C) Any such Managing Director shall be subject to retirement by rotation in accordance with article 83 and shall be taken into account in determining the rotation or retirement of directors, and he shall, subject to provisions of any agreement with the Company, be subject to the same provisions as to resignation and removal as the other directors of the Company and if he ceases to hold the office of director from any cause or ceases to be resident in Malaysia shall ipso facto and immediately cease to be a Managing Director.

ALTERNATE DIRECTORS

91. **Appointment**

(A) A director (other than an alternate director) may by notice delivered to the secretary at the office or tabled at a meeting of the board, or in any other manner approved by the

board, appoint as his alternate director any person who is resident in Malaysia and who is:

(i) another director, or

(ii) another person approved by a majority of the board of directors and willing to act.

No appointment of an alternate director who is not already a director shall be effective until his consent to act as a director in the form prescribed by the Acts has been received at the office or tabled at a meeting of the board.

(B) An alternate director need not be a member and shall not be counted in reckoning the number of directors for the purpose of article 76.

92. **Revocation of appointment**

A director may by notice delivered to the secretary at the office or tabled at a meeting of the board revoke the appointment of his alternate director and, subject to the provisions of article 91, appoint another person in his place. If a director ceases to hold the office of director or if he dies, the appointment of his alternate director automatically ceases. If a director retires but is reappointed or deemed reappointed at the meeting at which his retirement takes effect, a valid appointment of an alternate director which was in force immediately before his retirement continues to operate after his reappointment as if he has not retired. The appointment of an alternate director ceases on the happening of an event which, if he were a director otherwise appointed, would cause him to vacate office.

93. **Participation in board meetings**

An alternate director shall be, if he gives the Company an address in Malaysia at which notices may be served on him, entitled to receive notice of all meetings of the board and all committees of the board of which his appointor is a member and, in the absence from those meetings of his appointor, to attend and vote at the meetings and to exercise all the powers, rights, duties and authorities of his appointor. A director acting as alternate director has a separate vote at meetings of the board and committees of the board for each director for whom he acts as alternate director but he counts as only one for the purpose of determining whether a quorum is present.

94. **Responsibility**

A person acting as an alternate director shall be an officer of the Company, shall alone be responsible to the Company for his acts and defaults, and shall not be deemed to be the agent of his appointor.

REMUNERATION, EXPENSES AND PENSIONS

95. **Directors' fees**

(A) Unless otherwise decided by the Company by ordinary resolution, the Company shall pay to the directors (but not alternate directors) for their services as directors such amount of aggregate fees as the board decides, provided that the aggregate of all fees so paid to each director (excluding amounts payable under any other provision of these articles) shall not exceed £100,000 (or its equivalent in other currencies) per annum, as may be determined at the discretion of the board, or such higher amount as may from time to time be decided by ordinary resolution of the Company passed in a general meeting where notice of the proposed increase of the aggregate of all fees so payable to each director has been given in the notice convening such meeting. A fee payable to a director pursuant to this article is distinct from any salary, remuneration or other amount payable to him pursuant to other provisions of these articles or otherwise and accrues from day to day. Any fee paid by the Company to an alternate director shall be deducted from such fees as are paid to the relevant director.

(B) Fees payable to non-executive directors shall be a fixed sum of money and not a commission on or percentage of profits or turnover.

(C) Subject to the Acts and to the articles, the board may arrange for part of a fee payable to a director under this article to be provided in the form of fully paid shares in the capital of the Company. The amount of the fee payable in this way shall be at the discretion of the board and shall be applied in the purchase or subscription of shares on behalf of the relevant director.

96. **Additional remuneration**

A director who, at the request of the board, goes or resides abroad, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the board may decide.

97. **Expenses**

A director is entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in the performance of his duties as director including, without limitation, expenses incurred in attending meetings of the board or of committees of the board or general meetings or separate meetings of the holders of a class of shares or debentures, or an allowance for meetings not exceeding £1000 (or its equivalent in other currencies) per day as may be determined at the discretion of the board.

98. **Remuneration and expenses of alternate directors**

An alternate director is not entitled to a fee from the Company for his services as an alternate director. The fee payable to an alternate director is payable out of the fee

payable to his appointor and consists of such portion (if any) of the fee as he agrees with his appointor. The Company shall, however, repay to an alternate director expenses incurred by him in the performance of his duties if the Company would have been required to repay the expenses to him under article 97 had he been a director.

99. **Directors' pensions and other benefits**

(A) The board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (by insurance or otherwise) for a person who is or has at any time been a director of:

(i) the Company;

(ii) a company which is or was a subsidiary undertaking of the Company;

(iii) a company which is or was allied to or associated with the Company or a subsidiary undertaking of the Company; or

(iv) a predecessor in business of the Company or of a subsidiary undertaking of the Company,

(or, in each case, for any member of his family, including a spouse or former spouse, or a person who is or was dependent on him). For this purpose the board may establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums. The board may arrange for this to be done by the Company alone or in conjunction with another person.

(B) A director or former director is entitled to receive and retain for his own benefit a pension or other benefit provided under paragraph (A) and is not obliged to account for it to the Company.

100. **Remuneration of executive directors**

An executive director shall receive such remuneration (whether by way of salary, commission or on percentage of turnover, save that his salary shall not include a commission on or percentage of turnover) as the board or any committee authorised by the board may decide, either in addition to or in lieu of his remuneration as a director as set out in article 95.

POWERS AND DUTIES OF THE BOARD

101. **Powers of the board**

Subject to the Acts, the memorandum of association of the Company and the articles and to directions given by special resolution of the Company, the business and affairs of the Company shall be managed by the board which may exercise all the powers of the Company whether relating to the management of the business or not. No alteration of the memorandum of association or of the articles and no direction given by the

Company shall invalidate a prior act of the board which would have been valid if the alteration had not been made or the direction had not been given. The provisions of the articles giving specific powers to the board do not limit the general powers given by this article.

102. **Powers of directors being less than minimum required number**

If the number of directors is less than the minimum prescribed by the articles or decided by the Company by ordinary resolution, the remaining director or directors may act only for the purposes of appointing an additional director or directors to make up that minimum or convening a general meeting of the Company for the purpose of making such appointment. If no director or directors is or are able or willing to act, two members may convene a general meeting for the purpose of appointing directors. An additional director appointed in this way holds office (subject to the articles) only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during the meeting.

103. **Powers of executive directors**

The board may delegate to a director holding executive office (including, without limitation, a managing director) any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit. In particular, without limitation, the board may grant the power to sub-delegate, and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the director. The board may at any time revoke the delegation or alter its terms and conditions.

103A. **Delegation of powers of executive directors**

The director holding executive office (including, without limitation, a Managing Director) may sub-delegate to any senior officer of the Company or its subsidiaries any of its powers, authorities and discretions for such time and on such terms and conditions as he thinks fit. The director holding executive office (including, without limitation, a Managing Director) may at any time revoke such delegation in accordance with this article 103A or alter the terms and conditions of such delegation.

104. **Delegation to committees**

The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to a committee consisting of one or more persons (whether a member or members of the board or not) as it thinks fit. A committee may exercise its power to sub-delegate by sub-delegating to any person or persons (whether or not a member or members of the board or of the committee). The board may retain or exclude its right to exercise the delegated powers, authorities or discretions collaterally with the committee. The board may at any time revoke the delegation or alter any terms and conditions or discharge the committee in whole or in part. Where a provision of the articles refers to the exercise of a power, authority or discretion by the board (including, without limitation, the power to pay fees, remuneration, additional

remuneration, expenses and pensions and other benefits pursuant to articles 95 to 100 and that power, authority or discretion has been delegated by the board to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.

105. **Agents**

The board may by power of attorney or otherwise appoint a person to be the agent of the Company and may delegate to that person any of its powers, authorities and discretions for such purposes, for such time and on such terms and conditions (including as to remuneration) as it thinks fit. In particular, without limitation, the board may grant the power to sub-delegate and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the agent. The board may at any time revoke or alter the terms and conditions of the appointment or delegation.

106. **Associate directors**

The board may appoint a person (not being a director) to an office or employment having a designation or title including the word "director" or attach to an existing office or employment that designation or title and may terminate the appointment or use of that designation or title. The inclusion of the word "director" in the designation or title of an office or employment does not imply that the person is, or is deemed to be, or is empowered to act as, a director for any of the purposes of the Acts or the articles.

107. **Exercise of voting powers**

Subject to article 110, the board may exercise or cause to be exercised the voting powers conferred by shares in the capital of another company held or owned by the Company, or a power of appointment to be exercised by the Company, in any manner it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of a director as an officer or employee of that company or in favour of the payment of remuneration to the officers or employees of that company).

108. **Provision for employees**

The board may exercise the powers conferred on the Company by the Acts to make provision for the benefit of a person employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family, including a spouse or former spouse, or any person who is or was dependent on him) in connection with the cessation or the transfer to a person of the whole or part of the undertaking of the Company or the subsidiary undertaking.

109. **Registers**

Subject to the Acts, the board may exercise the powers conferred on the Company with regard to the keeping of an overseas, local or other register and may make and vary

regulations as it thinks fit concerning the keeping of a register. The Company shall keep a branch register in Malaysia in accordance with section 362 and Schedule 14 of the Act.

110. **Directors' borrowing powers**

The directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of its undertaking, property and uncalled capital, and to issue debentures and other securities, whether outright or as security for any debt, liability or obligations of the Company or its wholly owned subsidiaries, but not for an unrelated third party.

111. **Register of charges**

The Company shall keep a register of charges in accordance with the Acts and the fee to be paid by a person other than a creditor or member for each inspection of the register of charges is the maximum sum prescribed by the Acts or, failing which, decided by the board.

112. **Directors' interests**

(A) Subject to the Acts and provided he has disclosed to the board the nature and extent of any direct or indirect interest of his, a director, notwithstanding his office:

(i) may enter into or otherwise be interested in a contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested either in connection with his tenure of an office or place of profit or as seller, buyer or otherwise;

(ii) may hold another office or place of profit with the Company (except that of auditor or auditor of a subsidiary of the Company) in conjunction with the office of director and may act by himself or through his firm in a professional capacity to the Company, and in that case on such terms as to remuneration and otherwise as the board may decide either in addition to or instead of remuneration provided for by another article;

(iii) may be a director or other officer of, or employed by, or a party to a contract, transaction, arrangement or proposal with or otherwise interested in, a company promoted by the Company or in which the Company is otherwise interested or as regards which the Company has a power of appointment; and

(iv) is not liable to account to the Company for a profit, remuneration or other benefit realised by such contract, arrangement, transaction, proposal, office or employment and no such contract, arrangement, transaction or proposal is avoided on the grounds of any such interest or benefit.

(B) A director who, to his knowledge, is in any way (directly or indirectly) interested in a contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract, arrangement, transaction or proposal is first considered, if he knows his interest then exists or, in any other case, at the first meeting of the board after he knows that he is or has become interested. For the purposes of this article:

(i) a general notice given to the board by a director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in a contract, transaction, arrangement or proposal in which a specified person or class of persons is interested is a sufficient disclosure under this article in relation to that contract, transaction, arrangement or proposal; and

(ii) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge is not treated as his interest.

(C) A director may not vote on or be counted in the quorum in relation to a resolution of the board or of a committee of the board concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which he has an interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company), but this prohibition does not apply to a resolution concerning any of the following matters:

(i) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(ii) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

(iii) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) a contract, arrangement, transaction or proposal to which the Company is or is to be a party concerning another company (including a subsidiary undertaking of the Company) in which he is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a "**relevant company**"), if he does not to his knowledge

hold an interest in shares (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of or the voting rights in the relevant company;

(v) a contract, arrangement, transaction or proposal for the benefit of the employees of the Company or any of its subsidiary undertakings (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; and

(vi) a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy under which he may benefit.

(D) A director may not vote on or be counted in the quorum in relation to a resolution of the board or committee of the board concerning his own appointment (including, without limitation, fixing or varying the terms of his appointment or its termination) as the holder of an office or place of profit with the Company or any company in which the Company is interested. Where proposals are under consideration concerning the appointment (including, without limitation, fixing or varying the terms of appointment or its termination) of two or more directors to offices or places of profit with the Company or a company in which the Company is interested, such proposals shall be divided and a separate resolution considered in relation to each director. In that case each of the directors concerned (if not otherwise debarred from voting under this article) is entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(E) If a question arises at a meeting as to the materiality of a director's interest (other than the interest of the chairman of the meeting) or as to the entitlement of a director (other than the chairman) to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be referred to the chairman and his ruling in relation to the director concerned is conclusive and binding on all concerned.

(F) If a question arises at a meeting as to the materiality of the interest of the chairman of the meeting or as to the entitlement of the chairman to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be decided by resolution of the directors or committee members present at the meeting (excluding the chairman) whose majority vote is conclusive and binding on all concerned.

(G) For the purposes of this article, the interest of a person who is for the purposes of the Acts connected with (within the meaning of section 346 of the Act) a director is treated as the interest of the director and, in relation to an alternate director, the interest of his appointor is treated as the interest of the alternate director in addition to an interest which the alternate director otherwise has. This article applies to an alternate director as if he were a director otherwise appointed.

(H). Subject to the Acts, the Company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not properly authorised by reason of a contravention of this article.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

113. **Board Meetings**

Subject to the articles, the board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit. All board meetings are to be held in Malaysia.

114. **Notice of Board Meetings**

A director may, and the secretary at the request of a director shall, summon a board meeting at any time. Notice of a board meeting is deemed to be duly given to a director if it is given to him personally (whether orally or in writing) or sent in writing to him at his last-known address in Malaysia or another address in Malaysia given by him to the Company for that purpose. A director may waive the requirement that notice be given to him of a board meeting, either prospectively or retrospectively. A director absent or intending to be absent from Malaysia may request that notices of board meetings during his absence be sent in writing to him at an address given by him to the Company for that purpose. If no request is made (and/or if no such non-Malaysian address is given) it is not necessary to give notice of a board meeting to a director who is absent from Malaysia.

115. **Quorum**

The quorum necessary for the transaction of business may be decided by the board and until otherwise decided is two directors present in person or by alternate director, the majority of whom shall be resident in Malaysia. A duly convened meeting of the board at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the board.

116. **Chairman of board**

The board may appoint one of its body as chairman to preside at every board meeting at which he is present and one or more deputy chairman or chairmen and decide the period for which he is or they are to hold office (and may at any time remove him or them from office). If no chairman or deputy chairman is elected, or if at a meeting neither the chairman nor a deputy chairman is present within five minutes of the time fixed for the start of the meeting, the directors and alternate directors (in the absence of their appointors) present shall choose one of their number to be chairman. If two or more deputy chairmen are present, the senior of them shall act as chairman, seniority being determined by length of office since their last appointment or reappointment or deemed reappointment. As between two or more who have held office for an equal length of time, the deputy chairman to act as chairman shall be decided by those directors and alternate directors (in the absence of their appointors) present. A

chairman or deputy chairman may hold executive office or employment with the Company.

117. **Voting**

Questions arising at a meeting of the board are determined by a majority of votes. In case of an equality of votes the chairman has a second or casting vote except where only two directors are competent to vote on the question at issue.

118. **Participation by telephone**

All or any members of the board or any committee of the board may participate in a meeting of the board or a committee of the board through the medium of conference telephone or similar form of communication equipment if all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting and is counted in a quorum and entitled to vote provided that such a meeting shall not be quorate unless a majority of directors participating in person or by telephone is resident in Malaysia and is in Malaysia at the time. Subject to the Acts, all business transacted in this way by the board or a committee of the board is for the purposes of the articles deemed to be validly and effectively transacted at a meeting of the board or a committee of the board The meeting is deemed to take place in Malaysia provided that at least one participating member of the board or any committee is present in Malaysia.

119. **Resolution in writing**

A resolution in writing executed by all directors for the time being entitled to receive notice of a board meeting (other than directors who are prohibited in accordance with these articles from voting) (if that number is sufficient to constitute a quorum) or by all members of a committee of the board (other than directors who are prohibited in accordance with these articles from voting) shall be as valid and effective for all purposes as a resolution passed at a meeting of the board (or committee, as the case may be). For the purposes of passing a resolution in writing there shall be no quorum unless the majority of the directors signing the resolution is resident in Malaysia and is in Malaysia at the time of signing such resolution. The resolution in writing may consist of several documents in the same form each executed by one or more of the directors or members of the relevant committee. The resolution in writing need not be signed by an alternate director if it is signed by his appointor and a resolution signed by an alternate director need not be signed by his appointor.

120. **Proceedings of committees**

(A) Proceedings of any committee of the board consisting of two or more members shall be conducted in accordance with terms prescribed by the board (if any). Subject to those terms and paragraph (B) below, proceedings shall be conducted in accordance with applicable provisions of the articles regulating the proceedings of the board.

(B) Where the board resolves to delegate any of its powers, authorities and discretions to a committee and that resolution states that the committee shall consist of any one or more unnamed directors, it is not necessary to give notice of a meeting of that committee to directors other than the director or directors who form the committee.

121. **Minutes of proceedings**

(A) The board shall cause minutes to be made in books kept for the purpose of:

(i) all appointments of officers and committees made by the board and of any remuneration fixed by the board; and

(ii) the names of directors present at every meeting of the board, committees of the board, meetings of the Company or meetings of the holders of a class of shares or debentures, and all orders, resolutions and proceedings of such meetings.

(B) If purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting, minutes are receivable as prima facie evidence of the matters stated in them.

122. **Validity of proceedings of board or committee**

All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director, alternate director or member of a committee are, notwithstanding that it is afterwards discovered that there was a defect in the appointment of a person or persons acting, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, as valid as if every such person had been duly appointed, and was duly qualified and had continued to be a director, alternate director or member of a committee and entitled to vote.

SECRETARY AND AUTHENTICATION OF DOCUMENTS

123. **Secretary**

(A) Subject to the Acts, the board shall appoint a secretary or joint secretaries and may appoint one or more persons to be an assistant or deputy secretary on such terms and conditions (including, without limitation, remuneration) as it thinks fit. The board may remove a person appointed pursuant to this article from office and appoint another or others in his place. At least one secretary shall be a resident of Malaysia and perform its duties from Malaysia.

(B) Any provision of the Acts or of the articles requiring or authorising a thing to be done by or to a director and the secretary is not satisfied by its being done by or to the same person acting both as director and as, or in the place of, the secretary.

124. **Authentication of documents**

A director or the secretary or another person appointed by the board for the purpose may authenticate documents affecting the constitution of the Company (including, without limitation; the memorandum of association and the articles) and resolutions passed by the Company or holders of a class of shares or the board or a committee of the board and books, records, documents and accounts relating to the business of the Company, and to certify copies or extracts as true copies or extracts.

SEALS

125. **Safe Custody**

The board shall provide for the safe custody of every seal.

126. **Application of seals**

A seal may be used only by the authority of a resolution of the board or of a committee of the board. The board may decide who will sign an instrument to which a seal is affixed (or, in the case of a share certificate, on which the seal may be printed) either generally or in relation to a particular instrument or type of instrument. The board may also decide, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical means. Unless otherwise decided by the board:

(i) share certificates and certificates issued in respect of debentures or other securities (subject to the provisions of the relevant instrument) need not be signed or, if signed, a signature may be applied by mechanical or other means or may be printed; and

(ii) every other instrument to which a seal is affixed shall be signed by one director and by the secretary or a second director.

127. **Official seal for use abroad**

The Company may exercise the powers conferred by the Acts with regard to having an official seal for use abroad, and those powers shall be vested in the board.

DIVIDENDS AND OTHER PAYMENTS

128. **Declaration of dividends**

Subject to the Acts and the articles, the Company may by ordinary resolution declare a dividend to be paid to the members according to their respective rights and interests, but no dividend may exceed the amount recommended by the board.

129. **Interim dividends**

Subject to the Acts, the board may declare and pay such interim dividends (including, without limitation, a dividend payable at a fixed rate) as appear to it to be justified by

the profits of the Company available for distribution. No interim dividend shall be declared or paid on shares which do not confer preferred rights with regard to dividend if at the time of declaration, any dividend on shares which do confer a right to a preferred dividend is in arrear. If the board acts in good faith, it does not incur any liability to the holders of shares conferring preferred rights for a loss they may suffer by the lawful payment of an interim dividend on shares ranking after those with preferred rights.

130. **Entitlement to dividends**

(A) Except as otherwise provided by the rights attached to, or the terms of issue of shares:

(i) a dividend shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is declared and paid, but no amount paid up on a share in advance of a call may be treated for the purpose of this article as paid up on the share; and

(ii) dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

(B) Except as otherwise provided by the rights attached to shares, dividends may be declared or paid in any currency. The board may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

131. **Method of payment**

(A) The Company may pay any dividend, interest or other amount payable in respect of a share:

(i) in cash;

(ii) by cheque, warrant or money order made payable to or to the order of the person entitled to the payment (and may, at the Company's option, be crossed "account payee" where appropriate);

(iii) by a bank or other funds transfer system to an account designated in writing by the person entitled to the payment; or

(iv) by such other method as the person entitled to the payment may in writing direct.

(B) The Company may send a cheque, warrant or money order by post (i) in the case of a sole holder, to his registered address; (ii) in the case of joint holders, to the registered address of the person whose name stands first in the Register, (iii) in the case of a

person or persons entitled by transmission to a share, as if it were a notice given in accordance with article 147; or (iv) in any case, to a person and address that the person or persons entitled to the payment may in writing direct.

(C) Where a share is held jointly or two or more persons are jointly entitled by transmission to a share; (i) the Company may pay any dividend, interest or other amount payable in respect of that share to any one joint holder, or any one person entitled by transmission to the share and in either case that holder or person may give an effective receipt for the payment; and (ii) for any of the purposes of this article 131, the Company may rely in relation to a share on the written direction or designation of any one joint holder of the share, or any one person entitled by transmission to the share.

(D) Every cheque, warrant or money order sent by post is sent at the risk of the person entitled to the payment. If payment is made by bank or other funds transfer, by means of a relevant system or by another method at the direction of the person entitled to payment, the Company is not responsible for amounts lost or delayed in the course of making that payment.

(E) Without prejudice to article 75, the board may withhold payment of a dividend (or part of a dividend) payable to a person entitled by transmission to a share until he has provided such evidence of his right as the board may reasonably require.

132. **Dividends not to bear interest**

No dividend or other amount payable by the Company in respect of a share bears interest as against the Company unless otherwise provided by the rights attached to the share.

133. **Calls or debts may be deducted from dividends etc.**

The board may deduct from a dividend or other amounts payable to a person in respect of a share amounts due from him to the Company on account of a call or otherwise in relation to a share.

134. **Unclaimed dividends etc.**

Any unclaimed dividend, interest or other amount payable by the Company in respect of a share may be invested or otherwise made use of by the board for the benefit of the Company until claimed. Subject to the provisions of the Acts and the Malaysian Unclaimed Moneys Act 1965, any dividend unclaimed after twelve years from the date when it was declared or became due for payment shall be forfeited and shall revert to the Company. The payment of an unclaimed dividend, interest or other amount payable by the Company in respect of a share into a separate account does not constitute the Company a trustee in respect of it.

135. **Uncashed dividends**

If, in respect of a dividend or other amount payable in respect of a share, on any one occasion:

(i) a cheque, warrant or money order is returned undelivered or left uncashed, or

(ii) a transfer made by a bank or other funds transfer system is not accepted,

and reasonable enquiries have failed to establish another address or account of the person entitled to the payment, the Company is not obliged to send or transfer a dividend or other amount payable in respect of that share to that person until he notifies the Company of an address or account to be used for that purpose. If the cheque, warrant or money order is returned undelivered or left uncashed or transfer not accepted on two consecutive occasions, the Company may exercise this power without making any such enquiries.

136. **Payment of dividends in specie**

Without prejudice to article 75, the board may, with the prior authority of an ordinary resolution of the Company, direct that payment of a dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid-up shares or debentures of another company. Where a difficulty arises in connection with the distribution, the board may settle it as it thinks fit and in particular, without limitation, may: (i) issue fractional certificates (or ignore fractions), (ii) fix the value for distribution of the specific assets (or any part of them), (iii) decide that a cash payment be made to a member on the basis of the value so fixed, in order to secure equality of distribution, and (iv) vest assets in trustees on trust for the persons entitled to the dividend as seems expedient to the board.

137. **Payment of scrip dividends**

(A) Subject to the Acts, but without prejudice to article 75, the board may, with the prior authority of an ordinary resolution of the Company, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or ordinary shares in either case credited as fully paid ("**new shares**") instead of cash in respect of all or part of a dividend or dividends specified by the resolution, subject to any exclusions, restrictions or other arrangements the board may in its absolute discretion deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements of a recognised regulatory body or a stock exchange in, any territory.

(B) Where a resolution under article 137(A) is to be proposed at a general meeting and the resolution relates in whole or in part to a dividend to be declared at that meeting, then the resolution declaring the dividend is deemed to take effect at the end of that meeting.

(C) A resolution under article 137(A) may relate to a particular dividend or to all or any dividends declared or paid within a specified period, but that period may not end later than the beginning of the fifth annual general meeting following the date of the meeting at which the resolution is passed.

(D) The board shall determine the basis of allotment of new shares so that, as nearly as may be considered convenient without involving rounding up of fractions, the value of the new shares (including a fractional entitlement) to be allotted (calculated by reference to the average quotation, or the nominal value of the new shares, if greater) equals (disregarding an associated tax credit) the amount of the dividend which would otherwise have been received by the holder (the "**relevant dividend**"). For this purpose the "**average quotation**" of each of the new shares is or shall be as determined by or in accordance with the resolution under article 137(A). A certificate or report by the auditors as to the value of the new shares to be allotted in respect of any dividend shall be conclusive evidence of that amount.

(E) The board may make any provision it considers appropriate in relation to an allotment made or to be made pursuant to this article (whether before or after the passing of the resolution under article 137(A)), including, without limitation:

  (i) the giving of notice to holders of the right of election offered to them;

  (ii) the provision of forms of election (whether in respect of a particular dividend or dividends generally);

  (iii) determination of the procedure for making and revoking elections;

  (iv) the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective; and

  (v) the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned).

(F) The dividend (or that part of the dividend in respect of which a right of election has been offered) is not declared or payable on shares in respect of which an election has been duly made (the "**elected shares**"); instead new shares are allotted to the holders of the elected shares on the basis of allotment calculated as in paragraph (D). For that purpose, the board may resolve to capitalise out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to the holders of the elected shares. A resolution of the board capitalising part of the reserves has the same effect as if the board had resolved to effect the capitalisation with the authority of an ordinary resolution of the Company pursuant to article 138. In relation to the

capitalisation the board may exercise all the powers conferred on it by article 138 without an ordinary resolution of the Company.

(G) The new shares rank pari passu in all respects with each other and with the fully-paid shares of the same class in issue on the record date for the dividend in respect of which the right of election has been offered, but they will not rank for a dividend or other distribution or entitlement which has been declared or paid by reference to that record date.

138. **Capitalisation of profits**

Subject to the Acts, the board may, with the authority of an ordinary resolution of the Company:

(i) resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(ii) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amount of ordinary shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(a) paying up the amounts (if any) for the time being unpaid on shares held by them respectively, or

(b) paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(iii) make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the board may deal with the fractions as it thinks fit, including issuing fractional certificates, disregarding fractions or selling shares or debentures representing the fractions to a person for the best price reasonably obtainable and distributing the net proceeds of the sale in due proportion amongst the members (except that if the amount due to a member is less than £3, or such other sum as the board may decide, the sum may be retained for the benefit of the Company);

(iv) authorise a person to enter (on behalf of all the members concerned) an agreement with the Company providing for either:

(a) the allotment to the members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(b) the payment by the Company on behalf of the members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares,

an agreement made under the authority being effective and binding on all those members; and

(v) generally do all acts and things required to give effect to the resolution.

139. **Record dates**

Notwithstanding any other provision of the articles, but subject to the Acts and rights attached to shares, the Company or the board may fix any date as the record date for a dividend, distribution, allotment or issue. The record date may be on or at any time before or after a date on which the dividend, distribution, allotment or issue is declared, made or paid.

ACCOUNTS

140. **Keeping and inspection of accounts**

(A) The board shall ensure that accounting records are kept in accordance with the Acts.

(B) The accounting records shall be kept at the office or, subject to the Acts, at another place decided by the board and shall be available during business hours for the inspection of the directors and other officers. No member (other than a director or other officer) has the right to inspect an accounting record or other document except if that right is conferred by the Acts or he is authorised by the board or by an ordinary resolution of the Company.

141. **Accounts to be sent to members etc.**

(A) In respect of each financial year, a copy of the Company's annual accounts, directors' report and auditors' report on those accounts shall be sent by post or delivered to:

(i) every member (whether or not entitled to receive notices of general meetings),

(ii) every holder of debentures (whether or not entitled to receive notices of general meetings), and

(iii) every other person who is entitled to receive notices of general meetings,

not less than twenty one clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the Acts. This article does not require copies of the documents to which it applies to be sent or delivered to:

(a) a member or holder of debentures of whose address the Company is unaware, or

(d) more than one of the joint holders of shares or debentures.

(B) Where permitted by the Acts, a summary financial statement derived from the Company's annual accounts and the directors' report and auditors' report in the form and containing the information prescribed by the Acts may be sent or delivered to a person so electing in place of the documents required to be sent or delivered by article 141(A).

(C) The period between the end of a financial year of the Company and the issue of the annual audited accounts, the directors' and auditors' reports shall not exceed four months.

NOTICES

142. Notices to be in writing or in electronic communication

A notice to be given to or by a person pursuant to the articles (other than a notice convening a meeting of the board or a committee of the board) shall be in writing or in an electronic communication and sent or delivered to an address for the time being notified for that purpose to the person giving the notice.

143. Service of notices and other documents on members

(A) A notice or other document may be given to a member by the Company:

(i) personally; or

(ii) by sending it by post in a pre-paid envelope addressed to the member at his registered address;

(iii) or by leaving it at that address (or at another address notified for the purpose) in an envelope addressed to the member; or

(iv) by giving it by electronic communication to an address for the time being notified to the Company by the member for that purpose; or

(v) by any other means authorised in writing by the member concerned.

(B) A notice of general meeting may, instead of being sent to the member in any of the ways specified in paragraph (A) above, be given to a member by the Company by publishing the notice on a web site, provided that the following conditions are met:

(i) the member and the Company have agreed that notices of general meetings may be accessed by the member on a web site instead of being sent to the member in one of the ways specified in paragraph (A) above; and

(ii) the member is given a notification, in the manner agreed for the time being between the member and the Company, containing the following information:

(a) the fact that the notice has been published on the web site;

(b) the address of the web site;

(c) the place on the web site where the notice may be accessed and how it may be accessed;

(d) a statement that it concerns a notice of general meeting served in accordance with the Act;

(e) the place, date and time of the general meeting; and

(f) whether the general meeting is to be an annual or extraordinary general meeting.

(C) A notice given under this paragraph (B) is deemed to be given at the time of the notification under sub-paragraph (B)(ii).

(D) In the case of joint holders of a share, a notice or other document shall be given to whichever of them is named first in the Register in respect of the joint holding and notice given in this way is sufficient notice to all joint holders.

144. **Notice by advertisement**

If by reason of the suspension or curtailment of postal services in the United Kingdom or Malaysia the Company is unable effectively to convene a general meeting by notices sent by post to those members who have not notified an address for electronic communications pursuant to article 143(A)(iv), the board may, in its absolute discretion and as an alternative to any other method of service permitted by the articles, resolve to convene a general meeting by a notice advertised in at least one United Kingdom national newspaper and one daily newspaper circulating in Malaysia. In this case the Company shall send confirmatory copies of the notice by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom and Malaysia again becomes practicable.

(B) A notice of general meeting may, instead of being sent to the member in any of the ways specified in paragraph (A) above, be given to a member by the Company by publishing the notice on a web site, provided that the following conditions are met:

(i) the member and the Company have agreed that notices of general meetings may be accessed by the member on a web site instead of being sent to the member in one of the ways specified in paragraph (A) above; and

(ii) the member is given a notification, in the manner agreed for the time being between the member and the Company, containing the following information:

(a) the fact that the notice has been published on the web site;

(b) the address of the web site;

(c) the place on the web site where the notice may be accessed and how it may be accessed;

(d) a statement that it concerns a notice of general meeting served in accordance with the Act;

(e) the place, date and time of the general meeting; and

(f) whether the general meeting is to be an annual or extraordinary general meeting.

(C) A notice given under this paragraph (B) is deemed to be given at the time of the notification under sub-paragraph (B)(ii).

(D) In the case of joint holders of a share, a notice or other document shall be given to whichever of them is named first in the Register in respect of the joint holding and notice given in this way is sufficient notice to all joint holders.

144. **Notice by advertisement**

If by reason of the suspension or curtailment of postal services in the United Kingdom or Malaysia the Company is unable effectively to convene a general meeting by notices sent by post to those members who have not notified an address for electronic communications pursuant to article 143(A)(iv), the board may, in its absolute discretion and as an alternative to any other method of service permitted by the articles, resolve to convene a general meeting by a notice advertised in at least one United Kingdom national newspaper and one daily newspaper circulating in Malaysia. In this case the Company shall send confirmatory copies of the notice by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom and Malaysia again becomes practicable.

145. **Evidence of service**

(A) A notice or other document addressed to a member at his registered address or address for service in (i) Malaysia, is, if sent by post, deemed to be given within twenty four hours if pre-paid (ii) any other country, is, if sent by courier or air-mail, deemed to be given within three days after it has been posted or sent, and in proving service it is sufficient to prove that the envelope containing the notice or document was properly addressed, pre-paid and posted.

(B) Proof that a notice contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given.

(C) A notice contained in an electronic communication sent in accordance with the articles other than a notice given under article 143(B) (to which the provisions of that article apply) is deemed to be given at the expiration of forty eight hours after the time it was sent.

(D) A notice or document not sent by post but left at a registered address or address for service in Malaysia is deemed to be given on the day it is left.

(E) Where notice is given by newspaper advertisement, the notice is deemed to be given to all members and other persons entitled to receive it at noon on the day when the advertisement appears or, where notice is given by more than one advertisement and the advertisements appear on different days, at noon on the last of the days when the advertisements appear.

(F) A notice or other document served or delivered by the Company by any other means authorised in writing by the member concerned is deemed to be served when the Company has taken the action it has been authorised to take for that purpose.

(G) A member present in person or by proxy at a meeting or of the holders of a class of shares is deemed to have received due notice of the meeting and, where required, of the purposes for which it was called.

146. **Notice binding on transferees etc.**

A person who becomes entitled to a share by transmission, transfer or otherwise is bound by a notice in respect of that share (other than a notice served by the Company under section 212 of the Act) which, before his name is entered in the Register, has been properly served on a person from whom he derives his title.

147. **Notice in case of entitlement by transmission**

Where a person is entitled by transmission to a share, the Company may give a notice or other document to that person as if he were the holder of a share by addressing it to him by name or by the title of representative of the deceased or trustee of the bankrupt member (or by similar designation) at an address in Malaysia or the United Kingdom supplied for that purpose by the person claiming to be entitled by transmission. Until

an address has been supplied, a notice or other document may be given in any manner in which it might have been given if the death or bankruptcy or other event had not occurred. The giving of notice in accordance with this article is sufficient notice to any other person interested in the share.

MISCELLANEOUS

148. **Destruction of documents**

(A) The Company may destroy:

(i) a share certificate which has been cancelled at any time after one year from the date of cancellation;

(ii) a mandate for the payment of dividends or other amounts or a variation or cancellation of a mandate or a notification of change of name or address at any time after two years from the date the mandate, variation, cancellation or notification was recorded by the Company;

(iii) an instrument of transfer of shares (including a document constituting the renunciation of an allotment of shares) which has been registered at any time after six years from the date of registration; and

(iv) any other document on the basis of which any entry in the Register is made at any time after six years from the date an entry in the Register was first made in respect of it.

(B) It is presumed conclusively in favour of the Company that every share certificate destroyed was a valid certificate validly cancelled, that every instrument of transfer destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed was a valid and effective document in accordance with the recorded particulars in the books or records of the Company, but:

(i) the provisions of this article apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of the document is relevant to a claim;

(ii) nothing contained in this article imposes on the Company liability in respect of the destruction of a document earlier than provided for in this article or in any case where the conditions of this article are not fulfilled; and

(iii) references in this article to the destruction of a document include reference to its disposal in any manner.

149. **Winding up**

On a voluntary winding up of the company the liquidator may, on obtaining any sanction required by law, divide among the members in kind the whole or any part of

the assets of the company, whether or not the assets consist of property of one kind or of different kinds, and vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he, with the like sanction, shall determine. For this purpose the liquidator may set the value he deems fair on a class or classes of property, and may determine on the basis of that valuation and in accordance with the then existing rights of members how the division is to be carried out between members or classes of members. The liquidator may not, however, distribute to a member without his consent an asset to which there is attached a liability or potential liability for the owner. On the voluntary winding up of the Company, no commission or fee shall be paid to the liquidator unless it shall have been ratified by members. The amount of such payment shall be notified to all members at least seven days prior to the meeting at which it is to be considered.

150. **Indemnity of officers and power to purchase insurance**

(A) Subject to the Acts, but without prejudice to an indemnity to which he may otherwise be entitled, every person who is or was a director, alternate director or secretary of the Company shall be and shall be kept indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him in the proper execution of his duties or the proper exercise of his powers, authorities and discretions including, without limitation, a liability incurred:

(i) defending proceedings (whether civil or criminal) in which judgment is given in his favour or in which he is acquitted, or which are otherwise disposed of without a finding or admission of material breach of duty on his part, or

(ii) in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

(B) Subject to the Acts, the board may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is or was:

(i) a director, alternate director, secretary or auditor of the Company or of a company which is or was a subsidiary undertaking of the Company or in which the Company has or had an interest (whether direct or indirect); or

(ii) trustee of a retirement benefits scheme or other trust in which a person referred to in article 150(B)(i) is or has been interested,

indemnifying him against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company.

NAMES AND ADDRESSES OF SUBSCRIBERS

Janet Elvidge
For and on behalf of
Clifford Chance Nominees Limited
200 Aldersgate Street
London EC1A 4JJ

Remi Ladega
For and on behalf of
Clifford Chance Secretaries Limited
200 Aldersgate Street
London EC1A 4JJ

DATED this 17 day of July 2003.

WITNESS to the above signatures:

DENISE WEST
200 Aldersgate Street
London EC1A 4JJ

Form 123

COMPANIES FORM No. 123

Notice of increase in nominal capital

G

123

CHFP025

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4841085

Name of company

* insert full name of company

*ASTRO ALL ASIA NETWORKS plc

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 3 SEPTEMBER 2003 the nominal capital of the company has been increased by £ 49,998 beyond the registered capital of £ 50,000.

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

THE RIGHTS ATTACHING TO THE SHARES ARE SET OUT IN ARTICLE 3(B) OF THE ARTICLES OF ASSOCIATION (ADOPTED BY THE COMPANY PURSUANT TO A SPECIAL RESOLUTION PASSED ON 3/9/2003) WHICH IS ATTACHED HERETO.

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed LIM LAY FONG   Designation ‡ SECRETARY   Date 4 SEPTEMBER 2003

Presentor's name address and reference (if any) :

Clifford Chance Secretaries
10 Upper Bank Street
London
E14 5JJ
Lon-1/975840
VXC/M4075-201

Tel: 020 70061000

For official Use
General Section   Post room

L08M807U
LD3
COMPANIES HOUSE
0474
09/09/03

Notes

The address for companies registered in England and Wales or Wales is:-

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

or, for companies registered in Scotland:-

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

Company No. 4841085

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

LDS COMPANIES HOUSE 0478 09/09/03

RESOLUTIONS IN WRITING

Of

ASTRO ALL ASIA NETWORKS plc

We, being all the members of the Company who at the date of these resolutions are entitled to attend and vote at a general meeting of the Company, RESOLVE, in accordance with Article 66 of the Company's Articles of Association, to pass the following resolutions in writing:

RESOLUTIONS IN WRITING

1. THAT the Company's authorised share capital be increased from £50,000 to £99,998 by the creation of 49,998 redeemable preference shares of £1 each, with the rights and subject to the restrictions set out in the Company's Articles of Association as adopted by resolution number 3.

2. THAT the Directors of the Company be generally and unconditionally authorised, pursuant to section 80 of the Companies Act 1985, to exercise all powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £99,998 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on five years from the date of this resolution but the Company may make an offer or agreement which would be or might require relevant securities to be allotted after expiry of this authority and the Directors may allot relevant securities pursuant to that offer or agreement.

3. THAT the Company adopt new Articles of Association in the form annexed hereto.

LIM LAY FONG

SIGNATURE: [signature]

DATE: 3 September 2003

LIEW WEI YEE SHARON

SIGNATURE: [signature]

DATE: 3 September 2003

Company No. 4841085

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

ASTRO ALL ASIA NETWORKS plc

(Adopted by special resolution passed on 3 September 2003)

CONTENTS

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

(Adopted by special resolution passed on 3 September 2003)

OF

ASTRO ALL ASIA NETWORKS plc[1]

PRELIMINARY

1. **Interpretation**

(A) In these articles:

"Act" means the Companies Act 1985;

"Acts" means the Act and all statutes and subordinate legislation made thereunder for the time being in force concerning companies and affecting the Company;

"articles" means these articles of association as altered from time to time;

"auditors" means the auditors from time to time of the Company;

"board" means the board of directors from time to time of the Company or the directors present at a duly convened meeting of the directors at which a quorum is present;

"business day" means a day (not being a Saturday or Sunday) on which clearing banks are open for business in London;

"clear days" means, in relation to a period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"communication" has the same meaning as in the Electronic Communications Act 2000;

"company" includes any body corporate (not being a corporation sole) or association of persons, whether or not a company within the meaning of the Act;

"director" means a director of the Company;

[1] The Company was incorporated on 22 July 2003 under the name of CARDBROOK PLC.It had changed its name by special resolution on 23 July 2003 to ASTRO ALL ASIA NETWORKS plc.

"**electronic communications**" has the same meaning as in the Electronic Communications Act 2000;

"**entitled by transmission**" means, in relation to a share, entitled as a consequence of the death or bankruptcy of a member or of another event giving rise to a transmission of entitlement by operation of law;

"**executed**" includes, in relation to a document, execution under hand or under seal or by any other method permitted by law;

"**holder**" means, in relation to a share, the member whose name is entered in the register as the holder of that share;

"**member**" means a member of the Company;

"**office**" means the registered office of the Company;

"**paid**", "**paid up**" and "**paid-up**" mean paid or credited as paid;

"**Preference Shares**" means the redeemable preference shares of £1 each in the capital of the Company;

"**register**" means the register of members of the Company kept pursuant to section 352 of the Act and, where the context requires, any register maintained by the Company of persons holding any renounceable right of allotment of a share;

"**seal**" means the common seal of the Company or any joint, official or securities seal that the Company may have or may be permitted to have under the Acts;

"**secretary**" means the secretary of the Company and includes any joint, assistant or deputy secretary and a person appointed by the board to perform the duties of the secretary; and

"**shares**" means ordinary shares and/or Preference Shares.

(B) Words and expressions to which a particular meaning is given by the Companies Act in force when these articles (or any part of them) are adopted have the same meaning in these articles, except where the word or expression is otherwise defined in paragraph (A).

(C) Where an ordinary resolution of the Company is expressed to be required for any purpose, a special or extraordinary resolution is also effective for that purpose, and where an extraordinary resolution is expressed to be required for any purpose, a special resolution is also effective for that purpose.

(D) References to a "**meeting**" shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

(E) The headings in the articles do not affect the interpretation of the articles.

(F) References to a "**debenture**" include debenture stock.

(G) References to any statutory provision or statute include all amendments thereto and all subordinate legislation made thereunder. This article does not affect the interpretation of article 1(B).

2. **Table A not to apply**

No regulations contained in any statute or subordinate legislation, including the regulations contained in Table A in the schedule to the Companies (Tables A to F) Regulations 1985 (as amended), apply to the Company.

SHARE CAPITAL

3(A). **Authorised capital**

The authorised share capital of the Company at the date of adoption of these articles is £99,998 divided into 50,000 ordinary shares of £1.00 each and 49,998 Preference Shares.

3(B). **Preference Shares**

The rights and restrictions attaching to the Preference Shares are as follows:-

(AA) **Income**

The holders of Preference Shares have the same rights to receive dividends as the holders of ordinary shares.

(BB) **Capital**

(i) On a return of capital on winding up or otherwise (other than on redemption or purchase of shares) the Company's assets available for distribution among the members shall be applied (a) in repaying to the holder of each Preference Share the nominal amount of the Preference Share in priority to a repayment to the holders of any other class of shares and (b) after the repayment of the capital paid up on all the shares of every other class of the Company's share capital the payment of a further amount of £0.05 in respect of each Preference Share.

(ii) The Preference Shares do not confer a further right to participate in the Company's assets available for distribution among the members.

(CC) **Purchase and redemption**

(i) Subject to the provisions of the articles and the provision of the Acts, the Company may purchase Preference Shares at a price which does not exceed £1 per Preference Share.

(ii) The Company may (subject to the articles and the provision of the Acts) redeem at par all or some of the Preference Shares outstanding at any time provided that the Preference Shares to be redeemed have been fully paid up.

(iii) Redemption is effected by giving to the holders of the Preference Shares to be redeemed not less than one week's notice (a "**redemption notice**").

(iv) The redemption notice shall specify the Preference Shares to be redeemed, the date fixed for redemption (the "**redemption date**") and the place at which the certificates for the Preference Shares are to be presented for redemption, as the directors may determine.

(v) On the redemption date each holder whose Preference Shares are to be redeemed is bound to deliver to the Company at the place stated in the redemption notice the certificate (or certificates) for those shares. On receipt, the Company shall pay to the holder (or, in the case of joint holders, to the holder whose name stands first in the register in respect of the Preference Shares) the redemption moneys due to him. If a certificate includes Preference Shares not redeemable on that occasion, a new certificate for the balance of the Preference Shares shall be issued to the holder without charge.

(vi) If a holder whose Preference Shares are to be redeemed under this paragraph (CC) fails to deliver the certificate (or certificates) for those Preference Shares to the Company, the Company may retain the redemption moneys. The redemption moneys shall be paid to the holder (by cheque despatched at the holder's risk or such other means as the holder may request) within five business days of receipt of the certificate (or certificates) or an indemnity in respect of the certificate (or certificates) in a form satisfactory to the board. No person has a claim against the Company for interest on retained redemption moneys.

(DD) **Attendance at general meetings and voting**

Preference Shares confer no right to receive notice of or to attend and vote at general meetings unless the business of the meeting includes the consideration of a resolution for winding up the Company or any resolution which varies the rights attached to the Preference Shares.

(EE) **Variation of class rights**

The Company may from time to time create and issue further shares which rank in any respect in priority to or pari passu with the Preference Shares or vary the rights attaching to any other shares in issue from time to time without varying or abrogating the rights of the holders of Preference Shares.

4. **Allotment**

(A) Subject to the Acts and relevant authority given by the Company in general meeting, the board has general and unconditional authority to allot, grant options over, or otherwise dispose of the unissued shares of the Company, or rights to subscribe for or convert any security into shares, to such persons, at such times and on such terms as the board may decide except that no share may be issued at a discount.

(B) The board has general and unconditional authority, pursuant to section 80 of the Act, to exercise all powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the section 80 amount for (as the case may be) the first period and thereafter, each subsequent section 80 period.

(C) The board has general power, pursuant to section 95 of the Act, to allot equity securities wholly for cash pursuant to the general authority conferred by paragraph (B), as if section 89(1) of the Act does not apply to that allotment for (as the case may be) the first period and thereafter, each subsequent section 89 period. This power is limited to:

(i) allotments of equity securities in connection with a rights issue in favour of holders of ordinary shares made in proportion (as nearly as may be) to their respective existing holdings of ordinary shares but subject to the board having a right to make such exclusions or other arrangements in connection with that offering as it deems necessary or expedient:

(a) to deal with equity securities representing fractional entitlements; and

(b) to deal with legal or practical problems arising in any territory or by virtue of shares being represented by depository receipts, the requirements of any regulatory body or stock exchange in any territory, or any other matter whatsoever; and

(ii) allotments other than pursuant to paragraph (i) up to an aggregate nominal amount equal to the section 89 amount.

(D) By the authority and power conferred by paragraphs (B) and (C), the board may, during a period which is a first period, a subsequent section 80 period or a subsequent section 89 period, make an offer or agreement which would or might require equity securities or other relevant securities to be allotted after such period expires and the board may allot securities in pursuance of that offer or agreement as if such authority and power had not expired.

(E) In this article 4:

(i) **"first period"** means the period commencing on the date of adoption of these articles and expiring on the date on which a resolution to renew the authority conferred by paragraph (B) or the power conferred by paragraph (C) (as the case may be) is passed or the fifth anniversary of the date of adoption of these articles, whichever is the earlier;

(ii) **"subsequent section 80 period"** means any period starting on or after the expiry of the first period (and not exceeding five years on any occasion) for which the authority conferred by paragraph (B) is renewed by ordinary or special resolution stating the section 80 amount;

(iii) **"subsequent section 89 period"** means any period starting on or after the expiry of the first period (and not exceeding five years on any occasion) for which the power conferred by paragraph (C) is renewed by special resolution stating the section 89 amount;

(iv) **"section 80 amount"** means, for the first period, £50,000 and, for a subsequent section 80 period, the amount stated in the relevant ordinary or special resolution or, in either case, another amount fixed by resolution of the Company;

(v) **"section 89 amount"** means, for the first period, £50,000 and, for a subsequent section 89 period, the amount stated in the relevant special resolution or, in either case, another amount fixed by resolution of the Company;

(vi) the nominal amount of securities is, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of shares which may be allotted pursuant to those rights.

(F) The board may at any time after the allotment of a share but before a person has been entered in the register as the holder of the share recognise a renunciation of the share by the allottee in favour of another person and may grant to an allottee a right to effect a renunciation on such terms and conditions the board thinks fit.

5. **Power to attach rights**

Subject to the Acts and to the rights attached to existing shares, new shares may be issued with, or have attached to them, such rights or restrictions as either the Company may by ordinary resolution decide, or, if no such resolution is passed or so far as any pertinent resolution does not make specific provision, as the board may decide.

6. **Redeemable shares**

Subject to the Acts and to the rights attached to existing shares, shares may be issued on terms that they are to be redeemed or, at the option of the Company or the holder, are liable to be redeemed.

7. **Variation of rights**

(A) Subject to the Acts, the rights attached to a class of shares may be varied or abrogated (whether or not the Company is being wound up) either with the consent in writing of the holders of at least three-fourths of the nominal amount of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class validly held in accordance with article 67 and other relevant provisions of the articles.

(B) The rights attached to a class of shares are not, unless otherwise expressly provided for in the rights attaching to those shares, deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or by the purchase or redemption by the Company of its own shares in accordance with the Acts and article 38.

8. **Commission**

The Company may exercise all the powers conferred or permitted by the Acts of paying commission or brokerage. The Company may also on any issue of shares pay such brokerage as may be lawful.

9. **Trusts not recognised**

Except as ordered by a court of competent jurisdiction or as required by law, the Company shall not recognise a person as holding a share on trust and shall not be bound by or otherwise compelled to recognise (even if it has notice of it) any interest in any share other than an absolute right in the holder to the whole of the share.

SHARE CERTIFICATES

10. **Right to certificate**

(A) A person (except a person to whom the Company is not required by law to issue a certificate) whose name is entered in the register as a holder of a share is entitled, without charge, to receive within two months of allotment or lodgement with the Company of a transfer to him of those shares (or within any other period as the terms of issue of the shares provide) one certificate for all the shares of a class registered in his name or, in the case of shares of more than one class being registered in his name, to a separate certificate for each class of shares.

(B) Where a member transfers part of his shares comprised in a certificate he is entitled, without charge, to one certificate for the balance of shares retained by him.

(C) The Company is not bound to issue more than one certificate for shares held jointly by two or more persons and delivery of a certificate to one joint holder is sufficient delivery to all joint holders.

(D) A certificate shall specify the number and class and the distinguishing numbers (if any) of the shares in respect of which it is issued and the amount paid up on the shares. It shall be issued under a seal, which may be affixed to or printed on it, or in such other manner as the board may approve, having regard to the terms of allotment or issue of the shares.

(E) All certificates issued to holders of Preference Shares shall bear the legend "The transfer of Preference Shares subject to this certificate is subject to the articles of association of the Company".

11. **Replacement certificates**

(A) Where a member holds two or more certificates for shares of one class, the board may at his request, on surrender of the original certificates and without charge, cancel the certificates and issue a single replacement certificate for shares of that class.

(B) At the request of a member, the board may cancel a certificate and issue two or more in its place (representing shares in such proportions as the member may specify), on surrender of the original certificate and on payment of such reasonable sum as the board may decide.

(C) Where a certificate is worn out or defaced the board may require the certificate to be delivered to it before issuing a replacement and cancelling the original. If a certificate is lost or destroyed, the board may cancel it and issue a replacement certificate on such terms as to provision of evidence and indemnity and to payment of any exceptional

out-of-pocket expenses incurred by the Company in the investigation of that evidence and the preparation of that indemnity as the board may decide.

LIEN

12. **Company's lien on shares not fully paid**

(A) The Company has a first and paramount lien on all partly paid shares for an amount payable in respect of the share, whether the due date for payment has arrived or not. The lien applies to all dividends from time to time declared or other amounts payable in respect of the share.

(B) The board may either generally or in a particular case declare a share to be wholly or partly exempt from the provisions of this article. Unless otherwise agreed with the transferee, the registration of a transfer of a share operates as a waiver of the Company's lien (if any) on that share.

13. **Enforcement of lien by sale**

(A) For the purpose of enforcing the lien referred to in article 12, the board may sell shares subject to the lien in such manner as it may decide provided that:

(i) the due date for payment of the relevant amounts has arrived; and

(ii) the board has served a written notice on the member concerned (or on any person who is entitled to the shares by transmission or by operation of law) stating the amounts due, demanding payment thereof and giving notice that if payment has not been made within 14 clear days after the service of the notice that the Company intends to sell the shares.

(B) To give effect to a sale, the board may authorise a person to transfer the shares in the name and on behalf of the holder (or any person who is automatically entitled to the shares by transmission or by law), or to cause the transfer of such shares, to the purchaser or his nominee. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity in or invalidity of the proceedings connected with the sale.

14. **Application of proceeds of sale**

The net proceeds of a sale effected under article 13, after payment of the Company's costs of the sale, shall be applied in or towards satisfaction of the amount in respect of which the lien exists. Any residue shall (on surrender to the Company for cancellation of any certificate for the shares sold, or the provision of an indemnity as to any lost or destroyed certificate required by the board and subject to a like lien for amounts not presently payable as existed on the shares before the sale) be paid to the member (or a person entitled to the shares) immediately before the sale.

CALLS ON SHARES

15. Calls

The board may make calls on members in respect of amounts unpaid on the shares held by them respectively (whether in respect of the nominal value or a premium) and not by the terms of issue thereof, made payable on a fixed date. Each member shall (on receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company at the time and place specified, the amount called as required by the notice. A call may be made payable by instalments and may, at any time before receipt by the Company of an amount due, be revoked or postponed in whole or in part as the board may decide. A call is deemed made at the time when the resolution of the board authorising it is passed. A person on whom a call is made remains liable to pay the amount called despite the subsequent transfer of the share in respect of which the call is made. The joint holders of a share are jointly and severally liable for payment of a call in respect of that share.

16. Power to differentiate

The board may make arrangements on the allotment or, subject to the terms of the allotment, on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of a call on their shares.

17. Interest on calls

If the whole of the amount called is not paid on or before the date fixed for payment, the person from whom it is payable shall pay interest on the unpaid amount. The interest will run from the day the unpaid amount is due until the day it has been paid. The interest rate may be fixed by the terms of allotment or issue of the share or, if no rate is fixed, at such rate (not exceeding 20 per cent. per annum) as the board may decide. The board may waive payment of the interest in whole or in part.

18. Payment in advance

The board may, if it thinks fit, receive from a member all or part of the amounts uncalled and unpaid on shares held by him. A payment in advance of calls extinguishes to the extent of the payment the liability of the member on the shares in respect of which it is made. The Company may pay interest on the amount paid in advance, or on so much of it as from time to time exceeds the amount called on the shares in respect of which the payment in advance has been made, at such rate (not exceeding 20 per cent. per annum) as the board may decide.

19. Amounts due on allotment or issue treated as calls

An amount (whether in respect of nominal value or a premium) which by the terms of issue of a share becomes payable on allotment or issue or on a fixed date shall be deemed to be a call. In case of non-payment, the provisions of these articles as to payment of interest, forfeiture or otherwise apply as if that amount has become payable by virtue of a call.

FORFEITURE

20. **Notice if call not paid**

If a member fails to pay the whole of a call or an instalment of a call by the date fixed for payment, the board may serve notice on the member or on a person entitled automatically by law to the share in respect of which the call was made demanding payment of the unpaid amount on a date not less than 14 clear days from the date of the notice, together with any interest that may have accrued on it and all costs, charges and expenses incurred by the Company by reason of the non-payment. The notice shall state:

(i) the place where payment is to be made; and

(ii) that if the notice is not complied with the share in respect of which the call was made will be liable to be forfeited.

21. **Forfeiture for non-compliance**

If the notice referred to in article 20 is not complied with, a share in respect of which it is given may, at any time before the payment required by the notice (including interest, costs, charges and expenses) has been made, be forfeited by a resolution of the board. All dividends declared or other amounts due in respect of the forfeited share and not paid before the forfeiture shall also be forfeited.

22. **Notice after forfeiture**

When a share has been forfeited, the Company shall serve notice of the forfeiture on the person who was before forfeiture the holder of the share or the person entitled by transmission to the share but no forfeiture is invalidated by an omission to give such notice. An entry of the fact and date of forfeiture shall be made in the register.

23. **Disposal of forfeited shares**

(A) A forfeited share and all rights attaching to it shall become the property of the Company and may be sold, re-allotted or otherwise disposed of, either to the person who was before such forfeiture the holder thereof or to another person, on such terms and in such manner as the board may decide. The board may, if necessary, authorise a person to transfer a forfeited share to a new holder. The Company may receive the consideration (if any) for the share on its disposal and may register the transferee as the holder of the share.

(B) The board may before a forfeited share has been sold, re-allotted or otherwise disposed of annul the forfeiture on such conditions as it thinks fit.

(C) A statutory declaration that the declarant is a director or the secretary and that a share has been forfeited or sold to satisfy a lien of the Company on the date stated in the declaration is conclusive evidence of the facts stated in the declaration against all persons claiming to be entitled to the share. The declaration (subject if necessary to the transfer of the share) constitutes good title to the share and the person to whom the share is sold, re-allotted or disposed of is not bound to see to the application of the consideration (if

any). His title to the share is not affected by an irregularity in or invalidity of the proceedings connected with the forfeiture or disposal.

24. **Arrears to be paid notwithstanding forfeiture**

A person whose share has been forfeited ceases on forfeiture to be a member in respect thereof and shall surrender to the Company for cancellation any certificate for the forfeited share. A person remains liable to pay all calls, interest, costs, charges and expenses owing in respect of such share at the time of forfeiture, with interest, from the time of forfeiture until payment, at such rate as may be fixed by the terms of allotment or issue of such share or, if no rate is fixed, at the rate (not exceeding 20 per cent. per annum) as the board may decide. The board may if it thinks fit enforce payment without allowance for the value of such share at the time of forfeiture or for any consideration received on its disposal.

25. **Surrender**

The board may accept the surrender of a share liable to be forfeited and in that case references in the articles to forfeiture include surrender.

UNTRACED SHAREHOLDERS

26. **Power of sale**

(A) The Company may sell the share of a member or of a person entitled by transmission at the best price reasonably obtainable at the time of sale, if:

(i) during a period of not less than 12 years before the date of publication of the advertisements referred to in paragraph (A)(iii) of this article (or, if published on two different dates, the first date) (the "**relevant period**") at least three cash dividends have become payable in respect of the share;

(ii) throughout the relevant period no cheque, warrant or money order payable on the share has been presented by the holder of, or the person entitled by transmission to, the share to the paying bank of the relevant cheque, warrant or money order, no payment made by the Company by any other means permitted by article 122(A) has been claimed or accepted and, so far as any director of the Company at the end of the relevant period is then aware, the Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the share;

(iii) on expiry of the relevant period the Company has given notice of its intention to sell the share by advertisement in a national newspaper and in a newspaper circulating in the area of the address of the holder of, or person entitled by transmission to, the share shown in the register; and

(iv) the Company has not, so far as the board is aware, during a further period of three months after the date of the advertisements referred to in paragraph (A)(iii) of this article (or the later advertisement if the advertisements are published on different dates) and before the exercise of the power of sale

received a communication from the holder of, or person entitled by transmission to, the share.

(B) Where a power of sale is exercisable over a share pursuant to paragraph (A) of this article (a "**Sale Share**"), the Company may at the same time also sell any additional share issued in right of such Sale Share or in right of such an additional share previously so issued provided that the requirements of paragraphs (A)(ii) to (iv) of this article (as if the words "throughout the relevant period" were omitted from paragraph (A)(ii) of this article and the words "on expiry of the relevant period" were omitted from paragraph (A)(iii) of this article) shall have been satisfied in relation to the additional share.

(C) To give effect to a sale pursuant to paragraphs (A) or (B) of this article, the board may authorise a person to transfer the share in the name and on behalf of the holder of, or the person entitled by transmission to, the share, or to cause the transfer of such share, to the purchaser or his nominee. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity or invalidity in the proceedings connected with the sale of the share.

27. **Application of proceeds of sale**

The Company shall be indebted to the member or other person entitled by transmission to the share for the net proceeds of sale and shall carry any amount received on sale to a separate account. The Company is deemed to be a debtor and not a trustee in respect of that amount for the member or other person. Any amount carried to the separate account may either be employed in the business of the Company or invested as the board may think fit. No interest is payable on that amount and the Company is not required to account for money earned on it.

TRANSFER OF SHARES

28. **Method of transfer**

(A) A member may transfer all or any of his ordinary shares by instrument of transfer in writing in any usual form or in any other form approved by the board, and the instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee.

(B) The transferor of an ordinary share is deemed to remain the holder of the ordinary share until the name of the transferee is entered in the register in respect of it.

(C) Before a holder of Preference Shares (the "**Vendor**") transfers or disposes of any Preference Shares or any interest in any Preference Shares the Vendor shall give notice in writing (the "**Transfer Notice**") to the Company of its desire to do so.

(D) The Transfer Notice shall (a) specify the number of Preference Shares desired to be transferred or disposed of ("**Offered Shares**"); (b) specify the price per share which the Vendor is willing to accept for the Offered Shares; (c) constitute the Company by its directors as the Vendor's agent to offer and sell the Offered Shares to the holder of the majority in value of the Ordinary Shares (the "**Purchaser**") at the price per share

specified in the Transfer Notice; and (d) not be withdrawn except with the consent of the directors.

(E) Upon receipt of the Transfer Notice the directors shall serve a copy of it on the Purchaser with the request that the Purchaser inform the directors in writing within twenty one days whether or not it wishes to accept the offer to purchase the Offered Shares.

(F) In the event that the Purchaser wishes to accept the offer to purchase the Offered Shares the Company shall forthwith give notice (the "**Allocation Notice**") of the acceptance of the offer to purchase the Offered Shares to the Vendor and to the Purchaser. The Allocation Notice shall specify (a) the price of the Offered Shares (the "**Transfer Price**"); and (b) the place and time (being not earlier than fourteen and not later than twenty-eight days after the date of the Allocation Notice) at which the Transfer Price is to be paid by the Purchaser and the Offered Shares are to be transferred by the Vendor. The Vendor shall be bound to transfer the Offered Shares against tender of the Transfer Price in accordance with the terms of the Allocation Notice.

(G) If after having become bound to transfer the Offered Shares the Vendor defaults in transferring the Offered Shares, then: (a) the Company may receive the purchase money and the Vendor shall be deemed to have appointed any director or the secretary as the Vendor's agent to execute a transfer of the Offered Shares in favour of the Purchaser and to receive the purchase money in trust for the Vendor; (b) the receipt of the Company for the purchase money shall be a good discharge to the Purchaser and after it has been entered in the register of members in purported exercise of the power the validity of the proceedings shall not be questioned by any person; and (c) the Vendor shall be bound to deliver up the share certificate for the Offered Shares and on its delivery shall be entitled to receive the purchase price without interest.

(H) If the Purchaser does not accept the offer to purchase the Offered Shares then (a) the Company shall notify that fact to the Vendor; and (b) the Vendor may either: (i) withdraw the Transfer Notice and cancel the Company's authority to sell the Offered Shares by delivering to the Company a written notice of withdrawal; or (ii) subject to receiving the consent of the Purchaser, before the expiration of six months after receiving the notification referred to in paragraph (b) above transfer the Offered Shares to a person whose identity is disclosed to the Purchaser at a price not lower than the Transfer Price and on terms not more favourable than those offered to the Purchaser.

(I) The directors shall register the transfer of a Preference Share to any person only if the transfer has been carried out in accordance with these articles and in no other circumstances.

29. **Right to refuse registration**

(A) The board may, in its absolute discretion and without giving a reason, refuse to register the transfer of a share which to any person, whether or not it is fully paid or a share on which the Company has a lien.

(B) If the board refuses to register the transfer of a share it shall, within two months after the date on which the transfer was lodged with the Company, send notice of the refusal to the

transferee. An instrument of transfer which the board refuses to register shall (except in the case of suspected fraud) be returned to the person depositing it. Subject to article 139, the Company may retain all instruments of transfer which are registered.

30. **Fees on registration**

The Company (at its option) may or may not charge a fee for registering the transfer of a share or the renunciation of a renounceable letter of allotment or other document or instructions relating to or affecting the title to a share or the right to transfer it or for making any other entry in the register.

31. **Suspension of registration**

Subject to the Acts, the registration of transfers may be suspended at such times and for such period (not exceeding 30 days in any year) as the board may decide and either generally or in respect of a particular class of shares.

TRANSMISSION OF SHARES

32. **On death**

(A) The Company shall recognise only the personal representative or representatives of a deceased member as having title to a share held by that member alone or to which he alone was entitled. In the case of a share held jointly by more than one person, the Company may recognise only the survivor or survivors as being entitled to it.

(B) Nothing is the articles releases the estate of a deceased member from liability in respect of a share which has been solely or jointly held by him.

33. **Election of person entitled by transmission**

(A) A person becoming entitled by transmission to a share may, on production of such evidence as the board may require as to his entitlement, elect either to be registered as a member or to have a person nominated by him registered as a member.

(B) If he elects to be registered himself, he shall give notice to the Company to that effect. If he elects to have another person registered, he shall execute an instrument of transfer of the share to that person.

(C) All the provisions of the articles relating to the transfer of shares apply to the notice or instrument of transfer (as the case may be) as if it were an instrument of transfer executed by the member and his death, bankruptcy or other event giving rise to a transmission of entitlement had not occurred.

(D) The board may give notice requiring a person to make the election referred to in article 33(A). If that notice is not complied with within 60 days, the board may withhold payment of all dividends and other amounts payable in respect of the share until notice of election has been made.

34. **Rights on transmission**

Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share cease. The person entitled by transmission may, however, give a good discharge for dividends and other amounts payable in respect of the share and, subject to articles 33 and 122, has the rights to which he would be entitled if he were the holder of the share. The person entitled by transmission is not, however, before he is registered as the holder of the share entitled in respect of it to receive notice of or exercise rights conferred by membership in relation to meetings of the Company or a separate meeting of the holders of a class of shares.

ALTERATION OF SHARE CAPITAL

35. **Increase, consolidation, sub-division and cancellation**

The Company may by ordinary resolution:

(i) increase its share capital by a sum to be divided into shares of an amount prescribed by the resolution;

(ii) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(iii) subject to the Acts, sub-divide all or any of its shares into shares of a smaller amount and so that the resolution whereby any share is sub-divided may determine that the shares resulting from such sub-division have amongst themselves such preferred, deferred or other special rights or advantages or be subject to any such restrictions as the Company has power to attach to unissued or new shares; and

(iv) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by a person and diminish the amount of its share capital by the amount of the shares so cancelled.

36. **Fractions**

(A) If, as the result of consolidation and division or sub-division of shares, members would become entitled to fractions of a share, the board may on behalf of the members deal with the fractions as it thinks fit. In particular, the board may:

(i) sell any shares representing fractions to a person (including, subject to the Acts, to the Company) and distribute the net proceeds of sale in due proportion amongst the persons entitled or if the board decides some or all of the sum raised on a sale may be retained for the benefit of the Company; or

(ii) subject to the Acts, allot or issue to a member credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding of shares to a number which, following consolidation and division or sub-division, leaves a whole number of shares (such allotment or issue being deemed to have been effected immediately before consolidation or sub-division, as the case may be).

(B) To give effect to a sale pursuant to sub-paragraph (A)(i) the board may arrange for the shares representing the fractions to be entered in the register as shares. The board may also authorise a person to transfer the shares to, or to the direction of, the purchaser. The purchaser is not bound to see to the application of the purchase money and the title of the transferee to the shares is not affected by an irregularity or invalidity in the proceedings connected with the sale.

(C) If shares are allotted or issued pursuant to sub-paragraph (A)(ii), the amount required to pay up those shares may be capitalised as the board thinks fit out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, and applied in paying up in full the appropriate number of shares. A resolution of the board capitalising part of the reserves has the same effect as if the capitalisation had been declared by ordinary resolution of the Company pursuant to article 129. In relation to the capitalisation the board may exercise all the powers conferred on it by article 129 without an ordinary resolution of the Company.

37. **Reduction of capital**

Subject to the Acts and to the rights attached to existing shares, the Company may by special resolution reduce its share capital, capital redemption reserve, share premium account or other undistributable reserve in any way.

38. **Purchase of own shares**

Subject to the Acts and to the rights attaching to existing shares, the Company may purchase shares of any class (including redeemable shares) in its own capital in any way.

GENERAL MEETINGS

39. **Annual general meetings**

The Company shall hold an annual general meeting once every year. Such meetings shall be convened by the board in Malaysia at such time as they think fit provided that there must not be a gap of more than fifteen months between one annual general meeting and the next and provided that no annual general meeting will be held outside Malaysia.

40. **Extraordinary general meetings**

All general meetings of the Company other than annual general meetings are called extraordinary general meetings.

41. **Convening of extraordinary general meetings**

The board may convene an extraordinary general meeting whenever it thinks fit. The board must convene an extraordinary general meeting immediately on receipt of a requisition from members in accordance with the Acts and in default a meeting may be convened by requisitionists as provided in the Acts. At a meeting convened on a requisition or by requisitionists no business may be transacted except that stated by the requisition or proposed by the board. An extraordinary general meeting may also be

convened in accordance with article 93. No extraordinary general meeting shall be held outside Malaysia.

42. **Length and form of notice**

(A) An annual general meeting and any extraordinary general meeting at which a special resolution is to be proposed or (subject to the Acts) at which some other resolution of which special notice under the Act has been given to the Company shall be called by not less than 21 clear days' notice. All other extraordinary general meetings shall be called by not less than 14 clear days' notice.

(B) Subject to the Acts, and although called by shorter notice than that specified in paragraph (A), a general meeting is deemed to have been duly called if it is so agreed:

(i) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(ii) in the case of another meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

(C) The notice of meeting shall specify:

(i) whether the meeting is an annual general meeting or an extraordinary general meeting;

(ii) the place, the date and the time of the meeting;

(iii) in the case of special business, the general nature of that business;

(iv) if the meeting is convened to consider a special or an extraordinary resolution, the intention to propose the resolution as such; and

(v) with reasonable prominence, that a member entitled to attend and vote may appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a member.

(D) The notice of meeting shall be given to the members (other than any who, under the provisions of the articles or the terms of allotment or issue of shares, are not entitled to receive notice), to the directors and to the auditors.

(E) The board may determine that persons entitled to receive notices of meeting are those persons entered on the register at the close of business on a day determined by the board, provided that, if the Company is a participating issuer, the day determined by the board may not be more than 21 days before the day that the relevant notice of meeting is being sent.

(F) The notice of meeting may also specify a time (which, if the Company is a participating issuer, shall not be more than 48 hours before the time fixed for the meeting) by which a person must be entered on the register in order to have the right to attend or vote at the

meeting. Changes to entries on the register after the time so specified in the notice shall be disregarded in determining the rights of any person to so attend or vote.

(G) Where the notice of meeting is published on a web site in accordance with article 134(B), it shall continue to be published in the same place on that web site from the date of notification given under article 134(B)(ii) until the conclusion of the meeting to which the notice relates.

43. **Omission to send notice and irregularities in publication of notices**

(A) The accidental omission to send a notice of meeting or any document relating to the meeting or the non-receipt of any such notice or document by a person entitled to receive any such notice or document shall not invalidate the proceedings at that meeting.

(B) Where a notice of meeting published on a web site in accordance with article 134(B) is by accident published in different places on the web site or published for part only of the period from the date of the notification given under article 134(B)(ii) until the conclusion of the meeting to which the notice relates, the proceedings at such meeting are not thereby invalidated.

44. **Postponement of general meetings**

If the board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting at the time or place specified in the notice calling the general meeting, it may move and/or postpone the general meeting to another time and/or place. When a meeting is so moved and/or postponed, notice of the time and place of the moved and/or postponed meeting shall (if practical) be placed in at least two national newspapers in Malaysia. Notice of the business to be transacted at such moved and/or postponed meeting is not required. The board must take reasonable steps to ensure that members trying to attend the general meeting at the original time and/or place are informed of the new arrangements for the general meeting. Proxy forms can be delivered as specified in article 61, until 48 hours before the rearranged meeting. Any postponed and/or moved meeting may also be postponed and/or moved under this article.

45. **Special business**

All business transacted at a general meeting is deemed special except the following business transacted at an annual general meeting:

(i) the receipt and consideration of the annual accounts, the directors' report and auditors' report on those accounts;

(ii) the appointment or re-appointment of directors and other officers in place of those retiring by rotation or otherwise ceasing to hold office;

(iii) the declaration of dividends; and

(iv) the appointment of the auditors (when special notice of the resolution for appointment is not required by the Acts) and fixing or determining the manner of fixing of the remuneration of the auditors.

PROCEEDINGS AT GENERAL MEETINGS

46. Quorum

(A) No business may be transacted at a general meeting unless a quorum is present. The absence of a quorum does not prevent the appointment of a chairman in accordance with the articles, which shall not be treated as part of the business of the meeting.

(B) The quorum for a general meeting is two members present in person or by proxy and entitled to vote.

47. Procedure if quorum not present

(A) If a quorum is not present within thirty minutes (or such longer time as the chairman decides to wait) after the time fixed for the start of the meeting or if there is no longer a quorum present at any time during the meeting, the meeting, if convened by or on the requisition of members, is dissolved. In any other case it stands adjourned to such other day (being not less than 14 nor more than 28 days later) and at such other time and/or place as may have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been specified, the meeting stands adjourned to such other day (being not less than 14 nor more than 28 days later) and at such other time and/or place as the chairman (or, in default, the board) decides.

(B) At an adjourned meeting the quorum is one member present in person or by proxy and entitled to vote. If a quorum is not present within five minutes from the time fixed for the start of the meeting, the adjourned meeting shall be dissolved.

(C) Save where the time and place for the adjourned meeting has been specified for the purpose in the notice convening the meeting as referred to in paragraph (A) of this article (in which case notice of the adjourned meeting need not be given), the Company shall give not less than seven clear days' notice of any meeting adjourned for the lack of a quorum and the notice shall state the quorum requirement.

48. Chairman

(A) The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at a general meeting. If there is no chairman or deputy chairman, or if at a meeting neither is present and willing and able to act within five minutes after the time fixed for the start of the meeting or neither is willing and able to act, the directors present shall select one of their number to be chairman. If only one director is present and willing and able to act, he shall be chairman. In default, the members present in person and entitled to vote shall choose one of their number to be chairman.

(B) Without prejudice to any other power which he may have under the provisions of the articles or at common law the chairman may take such action as he thinks fit to promote the orderly conduct of the business of the meeting as specified in the notice of meeting and the chairman's decision on matters of procedure or arising incidentally from the business of the meeting shall be final, as shall be his determination as to whether any matter is of such a nature.

49. **Right to attend and speak**

(A) Each director shall be entitled to attend and speak at a general meeting and at a separate meeting of the holders of a class of shares or debentures whether or not he is a member.

(B) The chairman may invite any person to attend and speak at any general meeting of the Company where he considers that this will assist in the deliberations of the meeting.

50. **Power to adjourn**

(A) The chairman may, with the consent of a meeting at which a quorum is present (and shall, if so directed by the meeting) adjourn a meeting from time to time and from place to place or for an indefinite period.

(B) Without prejudice to any other power which he may have under the provisions of the articles or at common law, the chairman may, without the consent of the meeting, interrupt or adjourn a meeting from time to time and from place to place or for an indefinite period if he decides that it has become necessary to do so in order to:

(i) secure the proper and orderly conduct of the meeting;

(ii) give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting; or

(iii) ensure that the business of the meeting is properly disposed of.

51. **Notice of adjourned meeting**

(A) Whenever a meeting is adjourned for 28 days or more or for an indefinite period pursuant to article 50, at least seven clear days' notice specifying the place, date and time of the adjourned meeting and the general nature of the business to be transacted shall be given to the members (other than any who, under the provisions of the articles or the terms of allotment or issue of the shares, are not entitled to receive notice), the directors and the auditors. Except in these circumstances it is not necessary to give notice of a meeting adjourned pursuant to article 50 or of the business to be transacted at the adjourned meeting.

(B) The board may determine that persons entitled to receive notice of an adjourned meeting in accordance with this article are those persons entered on the register at the close of business on a day determined by the board.

(C) The notice of an adjourned meeting given in accordance with this article may also specify a time by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time so specified in the notice shall be disregarded in determining the rights of any person to so attend or vote.

52. **Business at adjourned meeting**

No business may be transacted at an adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

53. **Accommodation of members at meeting**

If it appears to the chairman that the meeting place specified in the notice convening the meeting is inadequate to accommodate all members entitled and wishing to attend, the meeting shall be duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a member who is unable to be accommodated is able to:

(i) participate in the business for which the meeting has been convened;

(ii) hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere; and

(iii) be heard and seen by all other persons present in the same way.

54. **Security**

The board may make any arrangement and impose any restriction it considers appropriate to ensure the security of a meeting including, without limitation, the searching of a person attending the meeting and the restriction of the items of personal property that may be taken into the meeting place. The board may authorise one or more persons, who shall include a director or the secretary or the chairman of the meeting to:

(i) refuse entry to a meeting to a person who refuses to comply with these arrangements or restrictions; and

(ii) eject from a meeting any person who causes the proceedings to become disorderly.

VOTING

55. **Method of voting**

(A) At a general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is properly demanded by:

(i) the chairman of the meeting;

(ii) not less than five members present in person or by proxy and entitled to vote;

(iii) a member or members present in person or by proxy representing in aggregate not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been

paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand by a proxy is deemed to be a demand by the member appointing the proxy.

(B) Unless a poll is demanded (and the demand is not duly withdrawn), a declaration by the chairman that the resolution has been carried, or carried by a particular majority, or lost or not carried by a particular majority, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

56. **Procedure on a poll**

(A) If a poll is properly demanded, it shall be taken in such manner as the chairman directs. He may appoint scrutineers, who need not be members, and may fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll shall be demanded.

(B) A poll demanded on the election of a chairman or on any question of adjournment shall be taken at the meeting and without adjournment. A poll demanded on another question shall be taken at such time and place as the chairman decides, either at once or after an interval or adjournment (but not more than 30 clear days after the date of the demand).

(C) No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll shall be taken.

(D) The demand for a poll may be withdrawn but only with the consent of the chairman. A demand withdrawn in this way validates the result of a show of hands declared before the demand was made. In the case of a poll demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

(E) The demand for a poll (other than on the election of the chairman or on a question of adjournment) does not prevent the meeting continuing for the transaction of business other than the question on which a poll has been demanded.

(F) On a poll, votes may be given in person or by proxy and a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way, whether present in person or by proxy.

57. **Votes of members**

(A) Subject to special rights or restrictions as to voting attached to any class of shares by or in accordance with the articles, at a general meeting every member present in person has on a show of hands one vote and every member present in person or by proxy has on a poll one vote for every ordinary share of which he is the holder.

(B) In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote or votes of the other

joint holder or holders, and seniority is determined by the order in which the names of the holders stand in the register.

(C) A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) that he is or may be suffering from mental disorder or is otherwise incapable of running his affairs may vote, whether on a show of hands or on a poll, by his guardian, receiver, curator bonis or other person authorised for that purpose and appointed by the court. A guardian, receiver, curator bonis or other authorised and appointed person may, on a poll, vote by proxy if evidence (to the satisfaction of the board) of the authority of the person claiming to exercise the right to vote is deposited at the office (or at another place specified in accordance with the articles for the deposit of instruments of proxy) within the time limits prescribed by the articles for the deposit of instruments of proxy for use at the meeting, adjourned meeting or poll at which the right to vote is to be exercised.

58. **Casting vote**

In the case of an equality of votes whether on a show of hands or a poll, the chairman of the meeting at which the show of hands take place or at which the poll is demanded shall be entitled to a casting vote in addition to any vote to which he is entitled as a member.

59. **Restriction on voting rights for unpaid calls etc.**

Unless the board otherwise decides, no member is entitled in respect of a share held by him to be present or to vote, either in person or by proxy, at a general meeting or at a separate meeting of the holders of class of shares or on a poll, or to exercise other rights conferred by membership in relation to the meeting or poll, if a call or other amount due and payable in respect of the share is unpaid. This restriction ceases on payment of the amount outstanding and all costs, charges and expenses incurred by the Company by reason of the non-payment.

60. **Voting by proxy**

(A) Subject to paragraph (B) below, an instrument appointing a proxy shall be in writing in any usual form (or in another form approved by the board) executed under the hand of the appointor or his duly constituted attorney or, if the appointor is a company, under its seal or under the hand of its duly authorised officer or attorney or other person authorised to sign.

(B) Subject to the Acts, the board may accept the appointment of a proxy received in an electronic communication on such terms and subject to such conditions as it considers fit. The appointment of a proxy received is an electronic communication shall not be subject to the requirements of paragraph (A) above. The board may require the production of any evidence it considers necessary to determine the validity of such an appointment.

(C) Unless the contrary is stated in it, the appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll (but shall not confer any further right to speak at the meeting except with the permission of the chairman) and to vote on a

resolution or amendment of a resolution put to, or other business which may properly come before, the meeting or meetings for which it is given, as the proxy thinks fit.

(D) A proxy need not be a member.

(E) A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing instruments of proxy are delivered for the same share for use at the same meeting, the one which is last validly delivered (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which instrument was last validly delivered, none of them shall be treated as valid in respect of that share.

(F) Delivery or receipt of an appointment of proxy does not prevent a member attending and voting in person at the meeting or an adjournment of the meeting or on a poll.

(G) The appointment of a proxy shall (unless the contrary is stated in it) be valid for an adjournment of the meeting as well as for the meeting or meetings to which it relates. The appointment of a proxy is valid for 12 months from the date of execution or, in the case of an appointment of proxy delivered in an electronic communication, for the duration specified by the board.

(H) Subject to the Acts, the Company may send a form of appointment of proxy to all of or none of the persons entitled to receive notice of and to vote at a meeting. If sent, the form shall provide for two-way voting on all resolutions set out in the notice of meeting.

61. **Appointment of proxy**

The form of appointment of a proxy, and (if required by the board) a power of attorney or other authority under which it is executed or a copy of it notarially certified or certified in some other way approved by the board, shall be:

(i) in the case of an instrument in writing, delivered to the office, or another place specified in the notice convening the meeting or in the form of appointment of proxy or other accompanying document sent by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting or the taking of a poll at which the person named in the form of appointment of proxy proposes to vote;

(ii) in the case of an appointment of a proxy contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications:

(a) in the notice convening the meeting; or

(b) in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(c) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

received at such address not less than 48 hours before the time for holding the meeting at which the person named in the form of appointment of proxy proposes to vote;

(iii) in the case of a meeting adjourned for less than 28 days but more than 48 hours or in the case of a poll taken more than 48 hours after it is demanded, delivered or received as required by paragraphs (i) or (ii) not less than 24 hours before the time appointed for the holding of the adjourned meeting or the taking of the poll; or

(iv) in the case of a meeting adjourned for not more than 48 hours or in the case of a poll not taken immediately but taken not more than 48 hours after it was demanded, delivered at the adjourned meeting or at the meeting at which the poll was demanded to the chairman or to the secretary or to a director.

An appointment of proxy not deposited or delivered in accordance with this article is invalid.

62. **When votes by proxy valid although authority revoked**

A vote cast or poll demanded by a proxy or authorised representative of a company is valid despite the previous death or insanity or revocation of the appointment of the proxy or of the authority under which the appointment was made unless notice of such prior death, insanity or revocation shall have been received by the Company at the office (or other place specified for depositing the instrument of proxy) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at the meeting, or at which case the vote is cast or the poll demanded or adjourned meeting at which case the vote is cast or the poll is demanded (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for use on the holding of the poll at which the vote is cast adjourned meeting.

63. **Corporate representative**

A company which is a member may, by resolution of its directors or other governing body, authorise a person to act as its representative at a meeting or at a separate meeting of the holders of a class of shares (the "**representative**"). The representative is entitled to exercise on behalf of the company (in respect of that part of the company's holding of shares to which the authorisation relates) those powers that the company could exercise if it were an individual member. The company is for the purposes of the articles deemed to be present in person at a meeting if the representative is present. All references to attendance and voting in person shall be construed accordingly. A director, the secretary or other person authorised for the purpose by the secretary may require the representative to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers.

64. **Objections to and error in voting**

No objection may be made to the qualification of a voter or to the counting of, or failure to count, a vote, except at the meeting or adjourned meeting at which the vote objected to is tendered or at which the error occurs. An objection properly made shall be referred to

the chairman and only invalidates the decision of the meeting on any resolution if, in the opinion of the chairman, it is of sufficient magnitude to affect the decision of the meeting. The decision of the chairman on such matters is conclusive and binding on all concerned.

65. **Amendments to resolutions**

No amendment to a resolution duly proposed as a special or extraordinary resolution (other than an amendment to correct a patent error) may be considered or voted on. No amendment to a resolution duly proposed as an ordinary resolution (other than an amendment to correct a patent error) may be considered or voted on unless either:

(i) at least 48 hours before the time appointed for holding the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and intention to move it has been lodged at the office; or

(ii) the chairman in his absolute discretion decides that the amendment may be considered or voted on.

If an amendment proposed to a resolution under consideration is ruled out of order by the chairman the proceedings on the substantive resolution are not invalidated by an error in his ruling.

66. **Members' written resolutions**

A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effective as if it had been passed at a general meeting duly convened and held. The resolution in writing may consist of several instruments in the same form each duly executed by or on behalf of one or more members. If the resolution in writing is described as a special resolution or as an extraordinary resolution, it shall have effect accordingly.

67. **Class meetings**

A separate meeting for the holders of a class of shares shall be convened and conducted as nearly as possible in the same way as an extraordinary general meeting, except that:

(i) no member is entitled to notice of it or to attend unless he is a holder of shares of that class;

(ii) no vote may be cast except in respect of a share of that class;

(iii) the quorum at the meeting is two persons present in person holding or representing by proxy at least one-third in nominal value of the issued shares of that class;

(iv) the quorum at an adjourned meeting is one person holding shares of that class present in person or by proxy; and

(v) a poll may be demanded in writing by a member present in person or by proxy and entitled to vote at the meeting and on a poll each member has one vote for every share of that class of which he is the holder.

68. **Failure to disclose interests in shares**

(A) Where notice is served by the Company under section 212 of the Act (a "**section 212 notice**") on a member, or another person appearing to be interested in shares held by that member, and the member or other person has failed in relation to any shares (the "**default shares**", which expression includes any shares allotted or issued after the date of the section 212 notice in respect of those shares) to give the Company the information required within the prescribed period from the date of the section 212 notice, the following sanctions apply, unless the board otherwise decides:

(i) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by proxy) at a general meeting or at a separate meeting of the holders of a class of shares or on a poll; and

(ii) where the default shares represent at least 0.25 per cent. in nominal value of the issued shares of their class:

(a) a dividend (or any part of a dividend) or other amount payable in respect of the default shares shall be withheld by the Company, which has no obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to article 128, to receive shares instead of a dividend; and

(b) no transfer of any default shares shall be registered unless the transfer is an excepted transfer or:

(1) the member is not himself in default in supplying the information required; and

(2) the member proves to the satisfaction of the board that no person in default in supplying the information required is interested in any of the shares the subject of the transfer.

(B) The sanctions under paragraph (A) cease to apply seven days after the earlier of:

(i) receipt by the Company of notice of an excepted transfer, but only in relation to the shares thereby transferred; and

(ii) receipt by the Company, in a form satisfactory to the board, of all the information required by the section 212 notice.

(C) Where, on the basis of information obtained from a member in respect of a share held by him, the Company issues a section 212 notice to another person, it shall at the same time send a copy of the section 212 notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, does not invalidate or otherwise affect the application of paragraph (A).

(D) For the purposes of this article 68:

(i) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is or may be interested, or if the Company (after taking account of information obtained from the member or, pursuant to a section 212 notice, from anyone else) knows or has reasonable cause to believe that the person is or may be so interested;

(ii) "**interested**" shall be construed as it is for the purpose of section 212 of the Act;

(iii) reference to a person having failed to give the Company the information required by a section 212 notice, or being in default in supplying such information, includes (a) reference to his having failed or refused to give all or any part of it; and (b) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(iv) the "**prescribed period**" means 14 days;

(v) an "**excepted transfer**" means, in relation to shares held by a member:

(a) a transfer pursuant to acceptance of a takeover offer for the Company (within the meaning of section 428(1) of the Act); or

(b) a transfer which is shown to the satisfaction of the board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(E) The provisions of this article are in addition and without prejudice to the provisions of the Acts.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

69. **Number of directors**

Unless and until otherwise decided by the Company by ordinary resolution the number of directors must not be less than two and is not subject to a maximum number. The majority of the directors shall be resident in Malaysia.

70. **Power of the Company to appoint directors**

Subject to the articles, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an addition to the board, but the total number of directors may not exceed any maximum number fixed in accordance with the articles. The majority of the directors shall be resident in Malaysia.

71. **Power of the board to appoint directors**

Without prejudice to the power of the Company to appoint a person to be a director pursuant to the articles, the board may appoint a person who is willing to act as a

director, either to fill a vacancy or as an addition to the board, but the total number of directors may not exceed any maximum number fixed in accordance with the articles. The majority of the directors shall be resident in Malaysia. A director appointed in this way may hold office only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during that meeting. He is not required, and is not taken into account in determining the number of directors who are, to retire by rotation at the meeting.

72. **Appointment of executive directors**

Subject to the Acts, the board may appoint one or more of its body to hold an executive office (including, without limitation, that of managing director) with the Company for such term (subject to the Acts) and on any other conditions the board thinks fit provided that any such person shall be resident in Malaysia. The board may revoke or terminate an appointment, without prejudice to a claim for damages for breach of contract or otherwise.

73. **Eligibility of new directors**

(A) No person other than a director retiring (by rotation or otherwise) may be appointed or reappointed as a director at a general meeting unless:

(i) he is recommended by the board; or

(ii) not less than seven nor more than 42 days before the date fixed for the meeting, notice has been given to the Company by a member (other than the person to be proposed) qualified to vote at the meeting of the intention to propose that person for appointment or reappointment. The notice shall (a) state the particulars which would, if the proposed director were appointed or reappointed, be required to be included in the Company's register of directors, (b) be accompanied by notice given by the proposed director of his willingness to be appointed or reappointed, and (c) be lodged at the office.

(B) A director need not be a member.

74. **Voting on resolution for appointment**

A resolution for the appointment of two or more persons as directors by a single resolution is void unless an ordinary resolution that the resolution for appointment is proposed in this way has first been agreed to by the meeting without a vote being given against it.

75. **Retirement by rotation**

(A) Subject to paragraph (B) below, at each annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not less than one-third, shall retire from office provided that if there are fewer than three directors who are subject to retirement by rotation, one shall retire from office.

(B) If any one or more directors were last appointed or reappointed three years or more prior to the meeting or were last appointed or reappointed at the third immediately preceding annual general meeting, he or they shall retire from office and shall be counted in obtaining the number required to retire at the meeting provided that the number of directors required to retire under paragraph (A) above shall be increased to the extent necessary to comply with this paragraph.

76. **Directors subject to retirement**

Subject to the Acts and the articles, the directors to retire by rotation at an annual general meeting include, so far as necessary to obtain the number required, first, a director who wishes to retire and not offer himself for reappointment, and, second, those directors who have been longest in office since their last appointment or reappointment. As between two or more who have been in office an equal length of time, the director to retire shall, in default of agreement between them, be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined on the basis of the composition of the board at the start of business on the date of the notice convening the annual general meeting, disregarding a change in the number or identity of the directors after that time but before the close of the meeting.

77. **Position of retiring director**

A director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be reappointed. If he is not reappointed or deemed reappointed, he may retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

78. **Deemed reappointment**

At a general meeting at which a director retires by rotation the Company may fill the vacancy and, if it does not do so, the retiring director shall be, if willing, deemed reappointed unless it is expressly resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

79. **No retirement on account of age**

No person is incapable of being appointed a director by reason of his having reached the age of 70 or another age. Special notice is not required in connection with the appointment or the approval of the appointment of such person. No director is required to vacate his office because he has reached the age of 70 or another age and section 293 of the Act does not apply to the Company. Where a general meeting is convened at which, to the knowledge of the board, a director is to be proposed for appointment or reappointment who is at the date of the meeting 70 or more, the board shall give notice of his age in the notice convening the meeting or in a document accompanying the notice, but the accidental omission to do so does not invalidate proceedings or an appointment or reappointment of that director at that meeting.

80. **Removal by ordinary resolution**

In addition to any power of removal conferred by the Acts, the Company may by ordinary resolution remove a director before the expiry of his period of office (without prejudice to a claim for damages for breach of contract or otherwise) and may (subject to the articles) by ordinary resolution appoint another person who is willing to act to be a director in his place. A person appointed in this way is treated, for the purposes of determining the time at which he or another director is to retire, as if he had become a director on the date on which the person in whose place he is appointed was last appointed or reappointed a director.

81. **Vacation of office by director**

(A) Without prejudice to the provisions for retirement (by rotation or otherwise) contained in the articles, the office of a director is vacated if:

(i) he resigns by notice delivered to the secretary at the office or tendered at a board meeting;

(ii) where he has been appointed for a fixed term, the term expires;

(iii) he ceases to be a director by virtue of a provision of the Acts, is removed from office pursuant to the articles or becomes prohibited by law from being a director;

(iv) he becomes bankrupt or compounds with his creditors generally or he applies to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that act;

(v) he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health or any court claiming jurisdiction on the ground of mental disorder (however stated) makes an order for his detention or for the appointment of a guardian, receiver or other person (howsoever designated) to exercise powers with respect to his property or affairs, and in any such case the board resolves that his office be vacated;

(vi) both he and his alternate director appointed pursuant to the provisions of the articles (if any) are absent, without the permission of the board, from board meetings for six consecutive months and the board resolves that his office be vacated; or

(vii) he is removed from office by notice addressed to him at his last-known address and signed by all his co-directors (without prejudice to a claim for damages for breach of contract or otherwise).

(B) A resolution of the board declaring a director to have vacated office under the terms of this article is conclusive as to the fact and grounds of vacation stated in the resolution.

(C) If the office of a director is vacated for any reason, he shall cease to be a member of any committee of the board.

ALTERNATE DIRECTORS

82. **Appointment**

(A) A director (other than an alternate director) may by notice delivered to the secretary at the office or tabled at a meeting of the board, or in any other manner approved by the board, appoint as his alternate director:

(i) another director, or

(ii) another person approved by the board and willing to act.

No appointment of an alternate director who is not already a director shall be effective until his consent to act as a director in the form prescribed by the Acts has been received at the office or tabled at a meeting of the board.

(B) An alternate director need not be a member and shall not be counted in reckoning the number of directors for the purpose of article 69.

83. **Revocation of appointment**

A director may by notice delivered to the secretary at the office or tabled at a meeting of the board revoke the appointment of his alternate director and, subject to the provisions of article 82, appoint another person in his place. If a director ceases to hold the office of director or if he dies, the appointment of his alternate director automatically ceases. If a director retires but is reappointed or deemed reappointed at the meeting at which his retirement takes effect, a valid appointment of an alternate director which was in force immediately before his retirement continues to operate after his reappointment as if he has not retired. The appointment of an alternate director ceases on the happening of an event which, if he were a director otherwise appointed, would cause him to vacate office.

84. **Participation in board meetings**

An alternate director shall be, if he gives the Company an address in Malaysia at which notices may be served on him, entitled to receive notice of all meetings of the board and all committees of the board of which his appointor is a member and, in the absence from those meetings of his appointor, to attend and vote at the meetings and to exercise all the powers, rights, duties and authorities of his appointor. A director acting as alternate director has a separate vote at meetings of the board and committees of the board for each director for whom he acts as alternate director but he counts as only one for the purpose of determining whether a quorum is present.

85. **Responsibility**

A person acting as an alternate director shall be an officer of the Company, shall alone be responsible to the Company for his acts and defaults, and shall not be deemed to be the agent of his appointor.

REMUNERATION, EXPENSES AND PENSIONS

86. **Directors' fees**

(A) Unless otherwise decided by the Company by ordinary resolution, the Company shall pay to the directors (but not alternate directors) for their services as directors such amount of aggregate fees as the board decides (or such amount as the Company may by ordinary resolution decide). The aggregate fees shall be divided among the directors in such proportions as the board decides or, if no decision is made, equally. A fee payable to a director pursuant to this article is distinct from any salary, remuneration or other amount payable to him pursuant to other provisions of the articles or otherwise and accrues from day to day.

(B) Subject to the Acts and to the articles, the board may arrange for part of a fee payable to a director under this article to be provided in the form of fully-paid shares in the capital of the Company. The amount of the fee payable in this way shall be at the discretion of the board and shall be applied in the purchase or subscription of shares on behalf of the relevant director.

87. **Additional remuneration**

A director who, at the request of the board, goes or resides abroad, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the board may decide.

88. **Expenses**

A director is entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in the performance of his duties as director including, without limitation, expenses incurred in attending meetings of the board or of committees of the board or general meetings or separate meetings of the holders of a class of shares or debentures.

89. **Remuneration and expenses of alternate directors**

An alternate director is not entitled to a fee from the Company for his services as an alternate director. The fee payable to an alternate director is payable out of the fee payable to his appointor and consists of such portion (if any) of the fee as he agrees with his appointor. The Company shall, however, repay to an alternate director expenses incurred by him in the performance of his duties if the Company would have been required to repay the expenses to him under article 88 had he been a director.

90. **Directors' pensions and other benefits**

(A) The board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (by insurance or otherwise) for a person who is or has at any time been a director of:

(i) the Company;

(ii) a company which is or was a subsidiary undertaking of the Company;

(iii) a company which is or was allied to or associated with the Company or a subsidiary undertaking of the Company; or

(iv) a predecessor in business of the Company or of a subsidiary undertaking of the Company,

(or, in each case, for any member of his family, including a spouse or former spouse, or a person who is or was dependent on him). For this purpose the board may establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums. The board may arrange for this to be done by the Company alone or in conjunction with another person.

(B) A director or former director is entitled to receive and retain for his own benefit a pension or other benefit provided under paragraph (A) and is not obliged to account for it to the Company.

91. **Remuneration of executive director**

The salary or other remuneration of a director appointed to hold employment or executive office in accordance with the articles may be a fixed sum of money, or wholly or in part governed by business done or profits made, or as otherwise decided by the board, and may be in addition to or instead of a fee payable to him for his services as director pursuant to the articles.

POWERS AND DUTIES OF THE BOARD

92. **Powers of the board**

Subject to the Acts, the memorandum of association of the Company and the articles and to directions given by special resolution of the Company, the business and affairs of the Company shall be managed by the board which may exercise all the powers of the Company whether relating to the management of the business or not. No alteration of the memorandum of association or of the articles and no direction given by the Company shall invalidate a prior act of the board which would have been valid if the alteration had not been made or the direction had not been given. The provisions of the articles giving specific powers to the board do not limit the general powers given by this article.

93. **Powers of directors being less than minimum required number**

If the number of directors is less than the minimum prescribed by the articles or decided by the Company by ordinary resolution, the remaining director or directors may act only for the purposes of appointing an additional director or directors to make up that minimum or convening a general meeting of the Company for the purpose of making such appointment. If no director or directors is or are able or willing to act, two members may convene a general meeting for the purpose of appointing directors. An additional director appointed in this way holds office (subject to the articles) only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during the meeting.

94. **Powers of executive directors**

The board may delegate to a director holding executive office (including, without limitation, a managing director) any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit. In particular, without limitation, the board may grant the power to sub-delegate, and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the director. The board may at any time revoke the delegation or alter its terms and conditions.

95. **Delegation to committees**

The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to a committee consisting of one or more persons (whether a member or members of the board or not) as it thinks fit. A committee may exercise its power to sub-delegate by sub-delegating to any person or persons (whether or not a member or members of the board or of the committee). The board may retain or exclude its right to exercise the delegated powers, authorities or discretions collaterally with the committee. The board may at any time revoke the delegation or alter any terms and conditions or discharge the committee in whole or in part. Where a provision of the articles refers to the exercise of a power, authority or discretion by the board (including, without limitation, the power to pay fees, remuneration, additional remuneration, expenses and pensions and other benefits pursuant to articles 86 to 91 and that power, authority or discretion has been delegated by the board to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.

96. **Agents**

The board may by power of attorney or otherwise appoint a person to be the agent of the Company and may delegate to that person any of its powers, authorities and discretions for such purposes, for such time and on such terms and conditions (including as to remuneration) as it thinks fit. In particular, without limitation, the board may grant the power to sub-delegate and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the agent. The board may at any time revoke or alter the terms and conditions of the appointment or delegation.

97. **Associate directors**

The board may appoint a person (not being a director) to an office or employment having a designation or title including the word "director" or attach to an existing office or employment that designation or title and may terminate the appointment or use of that designation or title. The inclusion of the word "director" in the designation or title of an office or employment does not imply that the person is, or is deemed to be, or is empowered to act as, a director for any of the purposes of the Acts or the articles.

98. **Exercise of voting powers**

Subject to article 101, the board may exercise or cause to be exercised the voting powers conferred by shares in the capital of another company held or owned by the Company, or a power of appointment to be exercised by the Company, in any manner it thinks fit

(including the exercise of the voting power or power of appointment in favour of the appointment of a director as an officer or employee of that company or in favour of the payment of remuneration to the officers or employees of that company).

99. **Provision for employees**

The board may exercise the powers conferred on the Company by the Acts to make provision for the benefit of a person employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family, including a spouse or former spouse, or any person who is or was dependent on him) in connection with the cessation or the transfer to a person of the whole or part of the undertaking of the Company or the subsidiary undertaking.

100. **Registers**

Subject to the Acts, the board may exercise the powers conferred on the Company with regard to the keeping of an overseas, local or other register and may make and vary regulations as it thinks fit concerning the keeping of a register.

101. **Borrowing powers**

The board may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of the undertaking, property and assets (present or future) and uncalled capital of the Company and, subject to the Acts, to issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of the Company or of a third party.

102. **Register of charges**

The Company shall keep a register of charges in accordance with the Acts and the fee to be paid by a person other than a creditor or member for each inspection of the register of charges is the maximum sum prescribed by the Acts or, failing which, decided by the board.

103. **Directors' interests**

(A) Subject to the Acts and provided he has disclosed to the board the nature and extent of any direct or indirect interest of his, a director, notwithstanding his office:

(i) may enter into or otherwise be interested in a contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested either in connection with his tenure of an office or place of profit or as seller, buyer or otherwise;

(ii) may hold another office or place of profit with the Company (except that of auditor or auditor of a subsidiary of the Company) in conjunction with the office of director and may act by himself or through his firm in a professional capacity to the Company, and in that case on such terms as to remuneration and otherwise as the board may decide either in addition to or instead of remuneration provided for by another article;

(iii) may be a director or other officer of, or employed by, or a party to a contract, transaction, arrangement or proposal with or otherwise interested in, a company promoted by the Company or in which the Company is otherwise interested or as regards which the Company has a power of appointment; and

(iv) is not liable to account to the Company for a profit, remuneration or other benefit realised by such contract, arrangement, transaction, proposal, office or employment and no such contract, arrangement, transaction or proposal is avoided on the grounds of any such interest or benefit.

(B) A director who, to his knowledge, is in any way (directly or indirectly) interested in a contract, arrangement, transaction or proposal with the Company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract, arrangement, transaction or proposal is first considered, if he knows his interest then exists or, in any other case, at the first meeting of the board after he knows that he is or has become interested. For the purposes of this article:

(i) a general notice given to the board by a director that he is to be regarded as having an interest (of the nature and extent specified in the notice) in a contract, transaction, arrangement or proposal in which a specified person or class of persons is interested is a sufficient disclosure under this article in relation to that contract, transaction, arrangement or proposal; and

(ii) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge is not treated as his interest.

(C) A director may not vote on or be counted in the quorum in relation to a resolution of the board or of a committee of the board concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which he has an interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company), but this prohibition does not apply to a resolution concerning any of the following matters:

(i) the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(ii) the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

(iii) a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) a contract, arrangement, transaction or proposal to which the Company is or is to be a party concerning another company (including a subsidiary undertaking

of the Company) in which he is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a "**relevant company**"), if he does not to his knowledge hold an interest in shares (as that term is used in sections 198 to 211 of the Act) representing one per cent. or more of either any class of the equity share capital of or the voting rights in the relevant company;

(v) a contract, arrangement, transaction or proposal for the benefit of the employees of the Company or any of its subsidiary undertakings (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; and

(vi) a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy under which he may benefit.

(D) A director may not vote on or be counted in the quorum in relation to a resolution of the board or committee of the board concerning his own appointment (including, without limitation, fixing or varying the terms of his appointment or its termination) as the holder of an office or place of profit with the Company or any company in which the Company is interested. Where proposals are under consideration concerning the appointment (including, without limitation, fixing or varying the terms of appointment or its termination) of two or more directors to offices or places of profit with the Company or a company in which the Company is interested, such proposals shall be divided and a separate resolution considered in relation to each director. In that case each of the directors concerned (if not otherwise debarred from voting under this article) is entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(E) If a question arises at a meeting as to the materiality of a director's interest (other than the interest of the chairman of the meeting) or as to the entitlement of a director (other than the chairman) to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be referred to the chairman and his ruling in relation to the director concerned is conclusive and binding on all concerned.

(F) If a question arises at a meeting as to the materiality of the interest of the chairman of the meeting or as to the entitlement of the chairman to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be decided by resolution of the directors or committee members present at the meeting (excluding the chairman) whose majority vote is conclusive and binding on all concerned.

(G) For the purposes of this article, the interest of a person who is for the purposes of the Acts connected with (within the meaning of section 346 of the Act) a director is treated as the interest of the director and, in relation to an alternate director, the interest of his appointor is treated as the interest of the alternate director in addition to an interest which the alternate director otherwise has. This article applies to an alternate director as if he were a director otherwise appointed.

(H) Subject to the Acts, the Company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not properly authorised by reason of a contravention of this article.

PROCEEDINGS OF DIRECTORS AND COMMITTEES

104. Board meetings

Subject to the articles, the board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit. No board meeting may be held outside Malaysia.

105. Notice of board meetings

A director may, and the secretary at the request of a director shall, summon a board meeting at any time. Notice of a board meeting is deemed to be duly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last-known address or another address given by him to the Company for that purpose. A director may waive the requirement that notice be given to him of a board meeting, either prospectively or retrospectively. A director absent or intending to be absent from Malaysia may request that notices of board meetings during his absence be sent in writing to him at an address given by him to the Company for that purpose. If no request is made (and/or if no such non-Malaysian address is given) it is not necessary to give notice of a board meeting to a director who is absent from Malaysia.

106. Quorum

The quorum necessary for the transaction of business may be decided by the board and until otherwise decided is two directors present in person or by alternate director, the majority of whom are resident in Malaysia. A duly convened meeting of the board at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the board.

107. Chairman of board

The board may appoint one of its body as chairman to preside at every board meeting at which he is present and one or more deputy chairman or chairmen and decide the period for which he is or they are to hold office (and may at any time remove him or them from office). If no chairman or deputy chairman is elected, or if at a meeting neither the chairman nor a deputy chairman is present within five minutes of the time fixed for the start of the meeting, the directors and alternate directors (in the absence of their appointors) present shall choose one of their number to be chairman. If two or more deputy chairmen are present, the senior of them shall act as chairman, seniority being determined by length of office since their last appointment or reappointment or deemed reappointment. As between two or more who have held office for an equal length of time, the deputy chairman to act as chairman shall be decided by those directors and alternate directors (in the absence of their appointors) present. A chairman or deputy chairman may hold executive office or employment with the Company.

108. **Voting**

Questions arising at a meeting of the board are determined by a majority of votes. In case of an equality of votes the chairman has a second or casting vote.

109. **Participation by telephone**

A director or his alternate director may participate in a meeting of the board or a committee of the board through the medium of conference telephone or similar form of communication equipment if all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting and is counted in a quorum and entitled to vote provided that such a meeting shall not be quorate unless a majority of directors participating in person or by telephone are in Malaysia at the time. Subject to the Acts, all business transacted in this way by the board or a committee of the board is for the purposes of the articles deemed to be validly and effectively transacted at a meeting of the board or a committee of the board although fewer than two directors or alternate directors are physically present at the same place. The meeting is deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

110. **Resolution in writing**

A resolution in writing executed by all directors for the time being entitled to receive notice of a board meeting and not being less than a quorum or by all members of a committee of the board is as valid and effective for all purposes as a resolution passed at a meeting of the board (or committee, as the case may be). The resolution in writing may consist of several documents in the same form each executed by one or more of the directors or members of the relevant committee. The resolution in writing need not be signed by an alternate director if it is signed by his appointor and a resolution signed by an alternate director need not be signed by his appointor.

111. **Proceedings of committees**

(A) Proceedings of any committee of the board consisting of two or more members shall be conducted in accordance with terms prescribed by the board (if any). Subject to those terms paragraph (B) of this and article, proceedings shall be conducted in accordance with applicable provisions of the articles regulating the proceedings of the board.

(B) Where the board resolves to delegate any of its powers, authorities and discretions to a committee and that resolution states that the committee shall consist of any one or more unnamed directors, it is not necessary to give notice of a meeting of that committee to directors other than the director or directors who form the committee.

112. **Minutes of proceedings**

(A) The board shall cause minutes to be made in books kept for the purpose of:

(i) all appointments of officers and committees made by the board and of any remuneration fixed by the board; and

(ii) the names of directors present at every meeting of the board, committees of the board, meetings of the Company or meetings of the holders of a class of shares or debentures, and all orders, resolutions and proceedings of such meetings.

(B) If purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting, minutes are receivable as prima facie evidence of the matters stated in them.

113. **Validity of proceedings of board or committee**

All acts done by a meeting of the board, or of a committee of the board, or by a person acting as a director, alternate director or member of a committee are, notwithstanding that it is afterwards discovered that there was a defect in the appointment of a person or persons acting, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, as valid as if every such person had been duly appointed, and was duly qualified and had continued to be a director, alternate director or member of a committee and entitled to vote.

SECRETARY AND AUTHENTICATION OF DOCUMENTS

114. **Secretary**

(A) Subject to the Acts, the board shall appoint a secretary or joint secretaries and may appoint one or more persons to be an assistant or deputy secretary on such terms and conditions (including, without limitation, remuneration) as it thinks fit. The board may remove a person appointed pursuant to this article from office and appoint another or others in his place. The secretary must be a resident of Malaysia and perform its duties from Malaysia.

(B) Any provision of the Acts or of the articles requiring or authorising a thing to be done by or to a director and the secretary is not satisfied by its being done by or to the same person acting both as director and as, or in the place of, the secretary.

115. **Authentication of documents**

A director or the secretary or another person appointed by the board for the purpose may authenticate documents affecting the constitution of the Company (including, without limitation, the memorandum of association and the articles) and resolutions passed by the Company or holders of a class of shares or the board or a committee of the board and books, records, documents and accounts relating to the business of the Company, and to certify copies or extracts as true copies or extracts.

SEALS

116. **Safe custody**

The board shall provide for the safe custody of every seal.

117. **Application of seals**

A seal may be used only by the authority of a resolution of the board or of a committee of the board. The board may decide who will sign an instrument to which a seal is affixed (or, in the case of a share certificate, on which the seal may be printed) either generally or in relation to a particular instrument or type of instrument. The board may also decide, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical means. Unless otherwise decided by the board:

(i) share certificates and certificates issued in respect of debentures or other securities (subject to the provisions of the relevant instrument) need not be signed or, if signed, a signature may be applied by mechanical or other means or may be printed; and

(ii) every other instrument to which a seal is affixed shall be signed by one director and by the secretary or a second director.

118. **Official seal for use abroad**

The Company may exercise the powers conferred by the Acts with regard to having an official seal for use abroad, and those powers shall be vested in the board.

DIVIDENDS AND OTHER PAYMENTS

119. **Declaration of dividends**

Subject to the Acts and the articles, the Company may by ordinary resolution declare a dividend to be paid to the members according to their respective rights and interests, but no dividend may exceed the amount recommended by the board.

120. **Interim dividends**

Subject to the Acts, the board may declare and pay such interim dividends (including, without limitation, a dividend payable at a fixed rate) as appear to it to be justified by the profits of the Company available for distribution. No interim dividend shall be declared or paid on shares which do not confer preferred rights with regard to dividend if at the time of declaration, any dividend on shares which do confer a right to a preferred dividend is in arrear. If the board acts in good faith, it does not incur any liability to the holders of shares conferring preferred rights for a loss they may suffer by the lawful payment of an interim dividend on shares ranking after those with preferred rights.

121. **Entitlement to dividends**

(A) Except as otherwise provided by the rights attached to, or the terms of issue of shares:

(i) a dividend shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is declared and paid, but no amount paid up on a share in advance of a call may be treated for the purpose of this article as paid up on the share; and

(ii) dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

(B) Except as otherwise provided by the rights attached to shares, dividends may be declared or paid in any currency. The board may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

122. **Method of payment**

(A) The Company may pay any dividend, interest or other amount payable in respect of a share:

(i) in cash;

(ii) by cheque, warrant or money order made payable to or to the order of the person entitled to the payment (and may, at the Company's option, be crossed "account payee" where appropriate);

(iii) by a bank or other funds transfer system to an account designated in writing by the person entitled to the payment; or

(iv) by such other method as the person entitled to the payment may in writing direct.

(B) The Company may send a cheque, warrant or money order by post (i) in the case of a sole holder, to his registered address; (ii) in the case of joint holders, to the registered address of the person whose name stands first in the register, (iii) in the case of a person or persons entitled by transmission to a share, as if it were a notice given in accordance with article 138; or (iv) in any case, to a person and address that the person or persons entitled to the payment may in writing direct.

(C) Where a share is held jointly or two or more persons are jointly entitled by transmission to a share; (i) the Company may pay any dividend, interest or other amount payable in respect of that share to any one joint holder, or any one person entitled by transmission to the share and in either case that holder or person may give an effective receipt for the payment; and (ii) for any of the purposes of this article 122, the Company may rely in relation to a share on the written direction or designation of any one joint holder of the share, or any one person entitled by transmission to the share.

(D) Every cheque, warrant or money order sent by post is sent at the risk of the person entitled to the payment. If payment is made by bank or other funds transfer, by means of a relevant system or by another method at the direction of the person entitled to payment, the Company is not responsible for amounts lost or delayed in the course of making that payment.

(E) Without prejudice to article 68, the board may withhold payment of a dividend (or part of a dividend) payable to a person entitled by transmission to a share until he has provided such evidence of his right as the board may reasonably require.

123. **Dividends not to bear interest**

No dividend or other amount payable by the Company in respect of a share bears interest as against the Company unless otherwise provided by the rights attached to the share.

124. **Calls or debts may be deducted from dividends etc.**

The board may deduct from a dividend or other amounts payable to a person in respect of a share amounts due from him to the Company on account of a call or otherwise in relation to a share.

125. **Unclaimed dividends etc.**

Any unclaimed dividend, interest or other amount payable by the Company in respect of a share may be invested or otherwise made use of by the board for the benefit of the Company until claimed. A dividend unclaimed for a period of 12 years from the date it was declared or became due for payment is forfeited and ceases to remain owing by the Company. The payment of an unclaimed dividend, interest or other amount payable by the Company in respect of a share into a separate account does not constitute the Company a trustee in respect of it.

126. **Uncashed dividends**

If, in respect of a dividend or other amount payable in respect of a share, on any one occasion:

(i) a cheque, warrant or money order is returned undelivered or left uncashed, or

(ii) a transfer made by a bank or other funds transfer system is not accepted,

and reasonable enquiries have failed to establish another address or account of the person entitled to the payment, the Company is not obliged to send or transfer a dividend or other amount payable in respect of that share to that person until he notifies the Company of an address or account to be used for that purpose. If the cheque, warrant or money order is returned undelivered or left uncashed or transfer not accepted on two consecutive occasions, the Company may exercise this power without making any such enquiries.

127. **Payment of dividends in specie**

Without prejudice to article 68, the board may, with the prior authority of an ordinary resolution of the Company, direct that payment of a dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid-up shares or debentures of another company. Where a difficulty arises in connection with the distribution, the board may settle it as it thinks fit and in particular, without limitation, may: (i) issue fractional certificates (or ignore fractions), (ii) fix the value for distribution of the specific assets (or any part of them), (iii) decide that a cash payment be made to a member on the basis of the value so fixed, in order to secure equality of distribution, and (iv) vest assets in trustees on trust for the persons entitled to the dividend as seems expedient to the board.

128. **Payment of scrip dividends**

(A) Subject to the Acts, but without prejudice to article 68, the board may, with the prior authority of an ordinary resolution of the Company, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or ordinary shares in either case credited as fully paid ("**new shares**") instead of cash in respect of all or part of a dividend or dividends specified by the resolution, subject to any exclusions, restrictions or other arrangements the board may in its absolute discretion deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements of a recognised regulatory body or a stock exchange in, any territory.

(B) Where a resolution under article 128(A) is to be proposed at a general meeting and the resolution relates in whole or in part to a dividend to be declared at that meeting, then the resolution declaring the dividend is deemed to take effect at the end of that meeting.

(C) A resolution under article 128(A) may relate to a particular dividend or to all or any dividends declared or paid within a specified period, but that period may not end later than the beginning of the fifth annual general meeting following the date of the meeting at which the resolution is passed.

(D) The board shall determine the basis of allotment of new shares so that, as nearly as may be considered convenient without involving rounding up of fractions, the value of the new shares (including a fractional entitlement) to be allotted (calculated by reference to the average quotation, or the nominal value of the new shares, if greater) equals (disregarding an associated tax credit) the amount of the dividend which would otherwise have been received by the holder (the "**relevant dividend**"). For this purpose the "**average quotation**" of each of the new shares is or shall be as determined by or in accordance with the resolution under article 128(A). A certificate or report by the auditors as to the value of the new shares to be allotted in respect of any dividend shall be conclusive evidence of that amount.

(E) The board may make any provision it considers appropriate in relation to an allotment made or to be made pursuant to this article (whether before or after the passing of the resolution under article 128(A)), including, without limitation:

- (i) the giving of notice to holders of the right of election offered to them;
- (ii) the provision of forms of election (whether in respect of a particular dividend or dividends generally);
- (iii) determination of the procedure for making and revoking elections;
- (iv) the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective; and
- (v) the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned).

(F) The dividend (or that part of the dividend in respect of which a right of election has been offered) is not declared or payable on shares in respect of which an election has been duly made (the "**elected shares**"); instead new shares are allotted to the holders of the

elected shares on the basis of allotment calculated as in paragraph (D). For that purpose, the board may resolve to capitalise out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to the holders of the elected shares. A resolution of the board capitalising part of the reserves has the same effect as if the board had resolved to effect the capitalisation with the authority of an ordinary resolution of the Company pursuant to article 129. In relation to the capitalisation the board may exercise all the powers conferred on it by article 129 without an ordinary resolution of the Company.

(G) The new shares rank pari passu in all respects with each other and with the fully-paid shares of the same class in issue on the record date for the dividend in respect of which the right of election has been offered, but they will not rank for a dividend or other distribution or entitlement which has been declared or paid by reference to that record date.

129. **Capitalisation of profits**

Subject to the Acts, the board may, with the authority of an ordinary resolution of the Company:

(i) resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(ii) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amount of ordinary shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(a) paying up the amounts (if any) for the time being unpaid on shares held by them respectively, or

(b) paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(iii) make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the board may deal with the fractions as it thinks fit, including issuing fractional certificates, disregarding fractions or selling shares or debentures representing the fractions to a person for the best price reasonably obtainable and distributing the net

proceeds of the sale in due proportion amongst the members (except that if the amount due to a member is less than £3, or such other sum as the board may decide, the sum may be retained for the benefit of the Company);

(iv) authorise a person to enter (on behalf of all the members concerned) an agreement with the Company providing for either:

(a) the allotment to the members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(b) the payment by the Company on behalf of the members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares,

an agreement made under the authority being effective and binding on all those members; and

(v) generally do all acts and things required to give effect to the resolution.

130. **Record dates**

Notwithstanding any other provision of the articles, but subject to the Acts and rights attached to shares, the Company or the board may fix any date as the record date for a dividend, distribution, allotment or issue. The record date may be on or at any time before or after a date on which the dividend, distribution, allotment or issue is declared, made or paid.

ACCOUNTS

131. **Keeping and inspection of accounts**

(A) The board shall ensure that accounting records are kept in accordance with the Acts.

(B) The accounting records shall be kept at the office or, subject to the Acts, at another place decided by the board and shall be available during business hours for the inspection of the directors and other officers. No member (other than a director or other officer) has the right to inspect an accounting record or other document except if that right is conferred by the Acts or he is authorised by the board or by an ordinary resolution of the Company.

132. **Accounts to be sent to members etc.**

(A) In respect of each financial year, a copy of the Company's annual accounts, directors' report and auditors' report on those accounts shall be sent by post or delivered to:

(i) every member (whether or not entitled to receive notices of general meetings),

(ii) every holder of debentures (whether or not entitled to receive notices of general meetings), and

(iii) every other person who is entitled to receive notices of general meetings,

not less than 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the Acts. This article does not require copies of the documents to which it applies to be sent or delivered to:

(a) a member or holder of debentures of whose address the Company is unaware, or

(b) more than one of the joint holders of shares or debentures.

(B) Where permitted by the Acts, a summary financial statement derived from the Company's annual accounts and the directors' report and auditors' report in the form and containing the information prescribed by the Acts may be sent or delivered to a person so electing in place of the documents required to be sent or delivered by article 132(A).

NOTICES

133. **Notices to be in writing or in electronic communication**

A notice to be given to or by a person pursuant to the articles (other than a notice convening a meeting of the board or a committee of the board) shall be in writing or in an electronic communication and sent or delivered to an address for the time being notified for that purpose to the person giving the notice.

134. **Service of notices and other documents on members**

(A) A notice or other document may be given to a member by the Company:

(i) personally; or

(ii) by sending it by post in a pre-paid envelope addressed to the member at his registered address;

(iii) or by leaving it at that address (or at another address notified for the purpose) in an envelope addressed to the member; or

(iv) by giving it by electronic communication to an address for the time being notified to the Company by the member for that purpose; or

(v) by any other means authorised in writing by the member concerned.

(B) A notice of general meeting may, instead of being sent to the member in any of the ways specified in paragraph (A) above, be given to a member by the Company by publishing the notice on a web site, provided that the following conditions are met:

(i) the member and the Company have agreed that notices of general meetings may be accessed by the member on a web site instead of being sent to the member in one of the ways specified in paragraph (A) above; and

(ii) the member is given a notification, in the manner agreed for the time being between the member and the Company, containing the following information:

(a) the fact that the notice has been published on the web site;

(b) the address of the web site;

(D) A notice or document not sent by post but left at a registered address or address for service in the United Kingdom is deemed to be given on the day it is left.

(E) Where notice is given by newspaper advertisement, the notice is deemed to be given to all members and other persons entitled to receive it at noon on the day when the advertisement appears or, where notice is given by more than one advertisement and the advertisements appear on different days, at noon on the last of the days when the advertisements appear.

(F) A notice or other document served or delivered by the Company by any other means authorised in writing by the member concerned is deemed to be served when the Company has taken the action it has been authorised to take for that purpose.

(G) A member present in person or by proxy at a meeting or of the holders of a class of shares is deemed to have received due notice of the meeting and, where required, of the purposes for which it was called.

137. **Notice binding on transferees etc.**

A person who becomes entitled to a share by transmission, transfer or otherwise is bound by a notice in respect of that share (other than a notice served by the Company under section 212 of the Act) which, before his name is entered in the register, has been properly served on a person from whom he derives his title.

138. **Notice in case of entitlement by transmission**

Where a person is entitled by transmission to a share, the Company may give a notice or other document to that person as if he were the holder of a share by addressing it to him by name or by the title of representative of the deceased or trustee of the bankrupt member (or by similar designation) at an address in the United Kingdom supplied for that purpose by the person claiming to be entitled by transmission. Until an address has been supplied, a notice or other document may be given in any manner in which it might have been given if the death or bankruptcy or other event had not occurred. The giving of notice in accordance with this article is sufficient notice to any other person interested in the share.

MISCELLANEOUS

139. **Destruction of documents**

(A) The Company may destroy:

(i) a share certificate which has been cancelled at any time after one year from the date of cancellation;

(ii) a mandate for the payment of dividends or other amounts or a variation or cancellation of a mandate or a notification of change of name or address at any time after two years from the date the mandate, variation, cancellation or notification was recorded by the Company;

(iii) an instrument of transfer of shares (including a document constituting the renunciation of an allotment of shares) which has been registered at any time after six years from the date of registration; and

(iv) any other document on the basis of which any entry in the register is made at any time after six years from the date an entry in the register was first made in respect of it.

(B) It is presumed conclusively in favour of the Company that every share certificate destroyed was a valid certificate validly cancelled, that every instrument of transfer destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed was a valid and effective document in accordance with the recorded particulars in the books or records of the Company, but:

(i) the provisions of this article apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of the document is relevant to a claim;

(ii) nothing contained in this article imposes on the Company liability in respect of the destruction of a document earlier than provided for in this article or in any case where the conditions of this article are not fulfilled; and

(iii) references in this article to the destruction of a document include references to its disposal in any manner.

140. Winding up

On a voluntary winding up of the company the liquidator may, on obtaining any sanction required by law, divide among the members in kind the whole or any part of the assets of the company, whether or not the assets consist of property of one kind or of different kinds, and vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he, with the like sanction, shall determine. For this purpose the liquidator may set the value he deems fair on a class or classes of property, and may determine on the basis of that valuation and in accordance with the then existing rights of members how the division is to be carried out between members or classes of members. The liquidator may not, however, distribute to a member without his consent an asset to which there is attached a liability or potential liability for the owner.

141. Indemnity of officers and power to purchase insurance

(A) Subject to the Acts, but without prejudice to an indemnity to which he may otherwise be entitled, every person who is or was a director, alternate director or secretary of the Company shall be and shall be kept indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him in the proper execution of his duties or the proper exercise of his powers, authorities and discretions including, without limitation, a liability incurred:

(i) defending proceedings (whether civil or criminal) in which judgment is given in his favour or in which he is acquitted, or which are otherwise disposed of without a finding or admission of material breach of duty on his part, or

(ii) in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

(B) Subject to the Acts, the board may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is or was:

(i) a director, alternate director, secretary or auditor of the Company or of a company which is or was a subsidiary undertaking of the Company or in which the Company has or had an interest (whether direct or indirect); or

(ii) trustee of a retirement benefits scheme or other trust in which a person referred to in article 141(B)(i) is or has been interested,

indemnifying him against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company.

NAMES AND ADDRESSES OF SUBSCRIBERS

Janet Elvidge
For and on behalf of
Clifford Chance Nominees Limited
200 Aldersgate Street
London EC1A 4JJ

Remi Ladega
For and on behalf of
Clifford Chance Secretaries Limited
200 Aldersgate Street
London EC1A 4JJ

DATED this 17 day of July 2003.

WITNESS to the above signatures:

DENISE WEST
200 Aldersgate Street
London EC1A 4JJ

RECEIVED
2004 SEP -9 A 11:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1.7 CHANGE OF ACCOUNTING REFERENCE DATE

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

RECEIVED
2004 SEP -9 A 11:40
OFFICE OF CORPORATE FINANCE

225

Change of accounting reference date

Company Number 4841085

Company Name in Full ASTRO ALL ASIA NETWORKS PLC

	Day	Month	Year
The accounting reference period ending	3 1	0 7	2 0 0 4
is shortened/XXXXXXX so as to end on	3 1	0 1	2 0 0 4

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you are relying.

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You may not change a period for which the accounts are already overdue.

b. You may not extend a period beyond 18 months unless the company is subject to an administration order.

c. You may not extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or
4. the form is being submitted by an oversea company.

Signed [signature] **Date** 14 August 2003

† Please delete as appropriate

† a director / secretary / administrator / administrative receiver / receiver and manager / receiver (Scotland) / person authorised on behalf of an oversea company

Please give the name, address, telephone number and, if available, a DX number and Exchange, for the person Companies House should contact if there is any query

Clifford Chance Limited Liability Partnership
200 Aldersgate Street
London
EC1A 4JJ

Tel 020 7600 1000

DX number 606 DX exchange LONDON

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LD4 *L8962NUK* 0472
COMPANIES HOUSE 28/08/03

Laserform International 12/99

1.8 CHANGE IN SITUATION OR ADDRESS OF REGISTERED OFFICE

Package: 'Laserform'
by Laserform International Ltd.

RECEIVED
2004 SEP -9 A 11:40
CORPORATE FINANCE

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company Name in full ASTRO ALL ASIA NETWORKS PLC

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: 10 UPPER BANK STREET

Post town: LONDON

County / Region:

Postcode: E14 5JJ

Signed [signature] **Date** 14 AUGUST 2003

† Please delete as appropriate.

† a director /secretary /administrator/administrative receiver/liquidator/receiver manager/receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited [M.]
200 Aldersgate Street
London
EC1A 4JJ

Tel 020 7600 1000

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

L0960NUI
L04 COMPANIES HOUSE 0474 28/08/03

RECEIVED
2004 SEP -9 A 11:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1.9 APPOINTMENT OF DIRECTOR OR SECRETARY

Package: 'Laserform' by Laserform International Ltd.

288a

2004 SEP -9 A 11:50

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 4841085

Company Name in full ASTRO ALL ASIA NETWORKS plc

	Day	Month	Year		Day	Month	Year
Date of appointment	17	09	2003	†Date of Birth	02	12	1954

Appointment form

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): BERNARD ANTHONY

Surname: CRAGG

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Usual residential address ††: 30 CLAREMONT PARK

Post town: FINCHLEY Postcode: N3 1TH

County / Region: LONDON Country: UK

†Nationality: BRITISH †Business occupation: ACCOUNTANT

†Other directorships (additional space overleaf): BRISTOL & WEST PLC (02124201)

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 17/9/03

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 20/9/03

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Limited Liability Partnership
10 Upper Bank Street
London
E14 5JJ

Tel 020 7006 1000

DX number 149120 DX exchange Canary Wharf 3

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LD5 *L242KOYH* 0180
COMPANIES HOUSE 06/10/03

Company Number 4841085

† Directors only.

†Other directorships

BRISTOL & WEST PENSION TRUSTEES LIMITED (00867207)

MOTHERCARE PLC (01950509)

DATAMONITOR PLC (02306113)

WORKSPACE GROUP PLC (02041612)

See continuation sheet

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BERNARD ANTHONY CRAGG'S DIRECTORSHIPS WITHIN THE LAST 5 YEARS
(continued from form 288a)

1. Cragg Enterprises Limited (04338661)
2. Technicolor Video Services (UK) Limited (02021930)
3. Technicolor Videocassette Holdings (UK) Limited (02226228)
4. Carlton Satellite Communications Limited (01814098)
5. Solid State Logic Holdings Limited (01574955)
6. Solid State Logic Limited (0096678)
7. Liar Liar Pants on Fire Limited (02457910)
8. Technicolor Australia Investments Limited (03307792)
9. Technicolor Holdings Limited (02270255)
10. The Moving Picture Company Holdings Limited (00973739)
11. The Printed Picture Company Limited (00810326)
12. Carlton Broadcasting Holdings Limited (02583084)
13. CarltonCo 103 Limited (03307790)
14. Carlton US Investments Limited (01697987)
15. Carlton Finance Limited (01692483)
16. Digital Film Limited (01565865)
17. Carlton Communications plc (00348312)

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4841085

Company Name in full ASTRO ALL ASIA NETWORKS PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	28	08	2003	†Date of Birth	16	05	1950

Appointment form

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MR.   *Honours etc:

Forename(s): KHOON HO, CHYE

Surname: KUOK

Previous Forename(s):   Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address ††: SERISKA UNIT B1-4, NO. 3, JALAN LANGGAK GOLF

Post town: KUALA LUMPUR   Postcode: 55000

County / Region: Country: MALAYSIA

†Nationality: MALAYSIAN   †Business occupation: DIRECTOR

†Other directorships (additional space overleaf): NONE

I consent to act as ** director / secretary of the above named company

Consent signature [signature]   **Date** 28/08/2003

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature]   **Date** 28/8/2003

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance ~~LLP~~ SECRETARIES LTD [MI]
~~200 Aldersgate Street~~ 16 UPPER BANK STREET
London
~~EC1A 4JJ~~ E14 5JJ
Tel 020 ~~7600 1000~~ 7006 4534
DX number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

LD3 *L68Y407A* 0038
COMPANIES HOUSE 09/09/03

Company Number 4841085

† Directors only.

†Other directorships

Gamma Telecom Holdings Limited (resigned on 26/5/2003)

TVB (UK) Limited (resigned on 27/8/1999)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Package: 'Laserform' by Laserform International Ltd.

RECEIVED 2004 SEP -9 A 11:

Please complete in typescript, or in bold black capitals.

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 4841085

Company Name in full: ASTRO ALL ASIA NETWORKS PLC

	Day	Month	Year
Date of appointment	22	08	2003
†Date of Birth	07	05	1956

Appointment form

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: DATO' — *Honours etc:

Forename(s): MOHAMED KHADAR

Surname: MERICAN

Previous Forename(s): — Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address ††: 15-1 DESA ANGKASA,NO.12, JALAN TAMAN U-THANT

Post town: KUALA LUMPUR — Postcode: 55000

County / Region: — Country: MALAYSIA

†Nationality: MALAYSIAN — †Business occupation: DIRECTOR

†Other directorships (additional space overleaf): NONE

I consent to act as ** director / secretary of the above named company

Consent signature: [signature] — Date: 22/08/2003

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature] — Date: 22/8/2003

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance ~~LLP~~ SECRETARIES LTD [MF]
200 Aldersgate Street
London
EC1A 4JJ

Tel 020 7600 1000

DX number — DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

LD4 *L695YNUF* COMPANIES HOUSE 0476 28/08/03

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4841085

Company Name in full ASTRO ALL ASIA NETWORKS PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	14	08	2003	†Date of Birth	07	03	1963

Appointment form

Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: MS. *Honours etc:

Forename(s): ROHANA

Surname: ROZHAN

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address ††: 40, JALAN TR2/1, TROPICANA GOLF & COUNTRY RESORT

Post town: PETALING JAYA Postcode: 47410

County / Region: Country: MALAYSIA

†Nationality: MALAYSIAN †Business occupation: CHIEF FINANCIAL OFFICER

†Other directorships (additional space overleaf): N/A

I consent to act as ** ~~director /~~ secretary of the above named company

† Voluntary details.
* Directors only.
** Delete as appropriate

Consent signature [signature] Date 14 AUGUST 2003

A director, secretary etc must sign the form below.

Signed [signature] Date 14 AUGUST 2003

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance LLP
200 Aldersgate Street
London
EC1A 4JJ

Tel 020 7600 1000

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LD4 *L095XNVE* 0477
COMPANIES HOUSE 28/08/03

Laserform International 6/02

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4841085

Company Name in full CARDBROOK PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	2 3	0 7	2 0 0 3	†Date of Birth	0 1	1 0	1 9 5 1

Appointment form

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): AUGUSTUS RALPH

Surname: MARSHALL

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address ††: NO.2, LORONG LEMBAH TUNKU, BUKIT TUNKU

Post town: KUALA LUMPUR Postcode: 50480

County / Region: Country: MALAYSIA

†Nationality: MALAYSIAN †Business occupation: DIRECTOR

†Other directorships (additional space overleaf): DETAILED OVERLEAF

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 23/07/2003

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 23/07/2003

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Clifford Chance Limited Liability Partnership
200 Aldersgate Street
London
EC1A 4JJ

Tel 020 7600 1000

DX number 606 DX exchange LONDON

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LD5 *LZ1YFN4P* 0375
COMPANIES HOUSE 01/08/03

967203

Company Number 4841085

† Directors only.

†Other directorships

- TANJONG PUBLIC LIMITED COMPANY
- LONDON INTERNATIONAL EXHIBITION CENTRE HOLDINGS LTD
- LONDON INTERNATIONAL EXHIBITION CENTRE PLC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4841085

Company Name in full CARDBROOK PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	23	07	2003	†Date of Birth	01	05	1947

Appointment form

Notes on completion appear on reverse.

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: MR   *Honours etc:

Forename(s): POH CHING

Surname: TAN

Previous Forename(s):   Previous Surname(s):

Usual residential address ††: 99, JALAN LIMAU PURUT, TAMAN BANDARAYA

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: KUALA LUMPUR   Postcode: 59000

County / Region: Country: MALAYSIA

†Nationality: MALAYSIAN   †Business occupation: DIRECTOR

†Other directorships (additional space overleaf): TANJONG PUBLIC LIMITED COMPANY

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature]   **Date** 23/07/2003

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature]   **Date** 23/07/2003

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Limited Liability Partnership
200 Aldersgate Street
London
EC1A 4JJ
Tel 020 7600 1000
DX number 606   DX exchange LONDON

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

LD5 *LZ1YCN4Q* 0374
COMPANIES HOUSE 01/08/03

Laserform International 6/02

967204

Company Number 4841109

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

RECEIVED
2004 SEP -9 A 11:5?
OFFICE CORPORATE ...

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4841085

Company Name in full CARDBROOK PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	2 3	0 7	2 0 0 3	†Date of Birth	0 9	0 5	1 9 4 4

Appointment form

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: DATO' *Honours etc:

Forename(s): HAJI BADRI

Surname: HAJI MASRI

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address ††: NO.6,JALAN SS5B/5, KELANA JAYA, PETALING JAYA

Post town: SELANGOR Postcode: 47301

County / Region: Country: MALAYSIA

†Nationality: MALAYSIAN †Business occupation: DIRECTOR

†Other directorships (additional space overleaf):

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 23/07/2003

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 23/07/2003

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Limited Liability Partnership
200 Aldersgate Street
London
EC1A 4JJ

Tel 020 7600 1000

DX number 606 DX exchange LONDON

LZ1YIN48
LD5 COMPANIES HOUSE 0372 01/08/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 4841085

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

967205

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4841085

Company Name in full CARDBROOK PLC

	Day	Month	Year
Date of appointment	2 3	0 7	2 0 0 3
†Date of Birth			

Appointment form

Appointment as director [ ] as secretary [x]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: MS *Honours etc:

Forename(s): LAY FONG

Surname: LIM

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Usual residential address †† 39,JALAN SL 6/9, BANDAR BARU SUNGAI LONG, JALAN CHERAS, KAJANG

Post town: SELANGOR Postcode: 43000

County / Region: Country: MALAYSIA

†Nationality: MALAYSIAN †Business occupation:

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 23/07/2003

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 23/07/2003

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Clifford Chance Limited Liability Partnership
200 Aldersgate Street
London
EC1A 4JJ

Tel 020 7600 1000

DX number 606 DX exchange LONDON

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Laserform International 6/02

967206

Company Number 4841085

† Directors only. †Other directorships

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years
A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

RECEIVED
2004 SEP -9 A 11:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1.10 TERMINATING APPOINTMENT AS DIRECTOR OR SECRETARY

Blueprint OneWorld

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 4841085

Company Name in full ASTRO ALL ASIA NETWORKS plc

RECEIVED 2004 SEP -9 A 11: OFFICE OF INTERNATIONAL CORPORATE FINANCE

	Day	Month	Year
Date of termination of appointment	29	03	2004

as director [ ] as secretary [X] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME * Style / Title: Ms. * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Lay Fong

Surname: Lim

† Date of Birth: Day ___ Month ___ Year ____

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 15.04.2004.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Secretaries Limited, 10 Upper Bank Street, London, E14 5JJ, England

Tel Tel: 020 7006 1000
Fax: 020 7006 5555

DX number 606 DX exchange London

LDS *LDD84UQH* 0174
COMPANIES HOUSE 21/04/04

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4841085

Company Name in full CARDBROOK PLC

RECEIVED 2003 SEP -9 A 11:41 OFFICE OF INTERNATIONAL CORPORATE FINANCE

	Day	Month	Year
Date of termination of appointment	23	07	2003

as director [ ] as secretary [X] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title ____ *Honours etc ____

Forename(s) CLIFFORD CHANCE SECRETARIES LIMITED

Surname ____

	Day	Month	Year
†Date of Birth			

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed CLIFFORD CHANCE SECRETARIES LIMITED [signature] Authorised Signatory **Date** 23/07/2003

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Limited Liability Partnership
200 Aldersgate Street
London
EC1A 4JJ

Tel 020 7600 1000

DX number 606 DX exchange LONDON

LZ1YLN4U
LD5 0369
COMPANIES HOUSE 01/08/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4841085

Company Name in full CARDBROOK PLC

	Day	Month	Year
Date of termination of appointment	23	07	2003

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title MR *Honours etc

Forename(s) DAVID JOHN

Surname PUDGE

	Day	Month	Year
†Date of Birth	11	08	1965

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed For and on behalf of CLIFFORD CHANCE SECRETARIES LTD [signature] **Date** 23/07/2003

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Limited Liability Partnership
200 Aldersgate Street
London
EC1A 4JJ

Tel 020 7600 1000

DX number 606 DX exchange LONDON

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LZ1YJN4T
LD5 0371
COMPANIES HOUSE 01/08/03

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4841085

Company Name in full CARDBROOK PLC

	Day	Month	Year
Date of termination of appointment	2 3	0 7	2 0 0 3

as director X as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title MR *Honours etc

Forename(s) MATTHEW ROBERT

Surname LAYTON

	Day	Month	Year
†Date of Birth	2 7	0 2	1 9 6 1

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed For and on behalf of CLIFFORD CHANCE SECRETARIES LTD Authorised Signatory **Date** 23/07/2003

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Clifford Chance Limited Liability Partnership
200 Aldersgate Street
London
EC1A 4JJ

Tel 020 7600 1000

DX number 606 DX exchange LONDON

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LD5 *LZ1YKN4U* 0370
COMPANIES HOUSE 01/08/03

967209

RECEIVED
2004 SEP -9 A 11: 4
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1.11 NOTICE OF PLACE WHERE OVERSEAS OR BRANCH REGISTER IS KEPT OF ANY CHANGE IN THAT PLACE, OR OF DISCONTINUANCE OF ANY SUCH REGISTER

G

CHFP010.

Please do not write in this margin

COMPANIES FORM No. 362

RECEIVED

362

Notice of place where an overseas branch register is kept, of any change in that place, or of discontinuance of any such register

Pursuant to section 362 of and Sch 14 (para 1) of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (address overleaf)

For official use

Company Number: 4841085

Name of company

* Insert full name of company

* ASTRO ALL ASIA NETWORKS plc

gives notice, that an overseas branch register of members

[previously kept at ______________________

Postcode ______]†

† delete as appropriate

[is now discontinued]†

is now kept at 11th. Floor, Tower Block, Kompleks Antarabangsa, Jalan Sultan Ismail, Kuala Lumpur, Malaysia

Postcode 50250]†

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Lim Lay Fong Designation ‡ Secretary Date 20 September 2003

Presentor's name, address and reference (if any):

Clifford Chance Secretaries Ltd (MI)
10 Upper Bank Street
London
E14 5JJ

For official use
General Section | Post room

LD5 *L24ZLOYK* 0179
COMPANIES HOUSE 06/10/03

Notes:

The address for companies registered in England and Wales or Wales is:-

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX: 33050 Cardiff

or, for companies registered in Scotland:-

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX: 235 Edinburgh

1.12 CERTIFICATION OF MORTGAGES AND CHANGES AND PARTICULAR OF MORTGAGE OR CHARGE

THE COMPANIES ACT 1985

Company No. **4841085**

The Registrar of Companies for England and Wales hereby certifies that

A BANK ACCOUNTS ASSIGNMENT DATED THE 26TH SEPTEMBER 2003 AND CREATED BY ASTRO ALL ASIA NETWORKS PLC FOR SECURING ALL MONIES DUE OR TO BECOME DUE FROM THE COMPANY TO ANY OF THE SECURED PARTIES UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 13TH OCTOBER 2003. ***********

Given at Companies House, Cardiff the **27th February 2004**

G. Thompson

GERAINT R. THOMPSON

for the Registrar of Companies

Companies House

— for the record —

M

CHFP014

Please do not write in this binding margin

COMPANIES FORM No. 395 009278|20

395

Particulars of a mortgage or charge

A fee of £10 is payable to Companies House in respect of each register entry for a mortgage or charge.

Pursuant to section 395 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf - Note 5)

For official use: 2

Company number: 4841085

Name of company

* insert full name of company

* Astro All Asia Networks plc, a company registered in England (the "Assignor").

Date of creation of the charge

26 September, 2003

Description of the instrument (if any) creating or evidencing the charge (note 2)

A Bank Accounts Assignment (the "Assignment") made between the Assignor and CIMB (L) Limited as security agent (the "Security Agent" which expression shall, where the context so permits, include any successor appointed in its capacity as security agent and trustee for the Secured Parties).

Amount secured by the mortgage or charge

All present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of the Assignor to any of the Secured Parties under the Credit Facility Agreement (the "Secured Liabilities").

Names and addresses of the mortgagees or persons entitled to the charge

CIMB (L) Limited, c/o 10th Floor, Bangunan CIMB
Jalan Semantan, Damansara Heights, Malaysia
Attn. Ms. Khoo Leng Kee/Ms. Tan Juat Joon Postcode 50490 Kuala Lumpur

Presentor's name address and reference (if any):
Milbank, Tweed, Hadley & McCloy
Dashwood House, 69 Old Broad Street, London, EC2M 1QS
Ref: ZMarkwick/70341.00000

For official Use
Mortgage Section
Post room

LD4 *L2HDIPBT* 0178
COMPANIES HOUSE 18/10/03

Time critical reference

Short particulars of all the property mortgaged or charged

Pursuant to the terms of the Assignment and in consideration of the premises therein and as additional security for the payment of the Secured Liabilities, the Assignor as beneficial owner has assigned absolutely to the Security Agent by way of security the entire and all of the Assigned Property, together with the Assignor's right so far as may be necessary to demand performance, sue, claim and to enforce the same in the name of the Assignor to hold the same unto the Security Agent absolutely.

The Assignor shall procure that all proceeds and moneys assigned or which may have been assigned under the Assignment or arising from or in connection with or which may be received by or payable from time to time to the Assignor in relation to or under or in connection with any of the Assigned Property shall, subject to the provisions of the Credit Facility Agreement, be paid to and for the benefit of the Security Agent at such Bank Accounts as the Security Agent may from time to time designate.

(Please see continuation sheets attached).

Please do not write in this binding margin

Please complete legibly, preferably in black type, or bold block lettering

Particulars as to commission allowance or discount (Note 3)

Nil

A fee of £10 is payable to Companies House in respect of each register entry for a mortgage or charge. (See Note 5)

Signed Date **13/10/03**

On behalf of [~~company~~][mortgagee/chargee]†

† delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395). If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398). A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the registrar. The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body. A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No. 398 is submitted.

2 A description of the instrument, eg "Trust Deed", "Debentures, "Mortgage", or "Legal charge", etc. as the case may be, should be given.

3 In this section there should be inserted the amount or rate per cent. of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his:

(a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or

(b) procuring or agreeing to procure subscriptions, whether absolute or conditional,

for any of the debentures included in this return The rate of interest payable under the terms of the debentures should not be entered.

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet.

5 Cheques and Postal Orders are to be made payable to **Companies House**.

6 The address of the Registrar of Companies is:-

Companies House, Crown Way, Cardiff CF14 3UZ

The Assignment also includes a covenant on the following terms;

Negative Pledge

Subject always to the terms of the Credit Facility Agreement to the contrary, the Chargor has covenanted and undertaken with the Secured Parties that the Chargor will not, without the prior consent of the Security Agent, which consent may be govern or withheld at the sole and unfettered discretion of the Security Agent in accordance with the terms of the Credit Facility Agreement, create or permit to exist any Security Interest or equitable interest of any kind between any other party in respect of or relating to the Assigned Property and itself to the detriment of the Security Agent or the Secured Parties or any of them.

Defined Terms

Unless otherwise defined herein, capitalised terms used in this Form 395 shall have the following meanings and, as the context requires, singular terms defined herein shall include the plural and vice versa;

"Assigned Property" means all monies from time to time to the credit of the Bank Accounts and all rights, benefits, interests and title of the Assignor in or arising from the Bank Accounts and the monies from time to time standing to the credit of the Assignor therein including all revenues, income, interests, proceeds and monies derived or received therefrom or in connection therewith and, where applicable, all agreements (if any) (as amended, modified, varied, supplemented, novated or substituted from time to time) made or from time to time made or entered into in relation to affecting or arising from the Assigned Property.

"Astro Brunei" means Astro Brunei Sdn. Bhd. (Company No. 450230A), a Malaysian company.

"Bank Accounts" means the Operating Accounts, the Reserve Accounts and the Revenue Accounts which are required to be opened and maintained by the Assignor and to be operated in accordance with the terms of the Credit Facility Agreement and which are more particularly identified in the Schedule to the Assignment and, where the context so requires, includes any other such similar bank accounts which are required to be opened and to be maintained by the Assignor in accordance with the terms of the Credit Facility Agreement to replace or to substitute such bank accounts.

"Borrower" means Astro All Asia Networks Plc, a company duly organised and validly existing under the laws of England and Wales.

"Borrower Shares" means the ordinary shares in the capital of the Borrower.

"CEHL" means Celestial Entertainment Holdings Limited, a Hong Kong company.

"CIMB (L) Limited" means CIMB (L) Limited (Labuan Offshore Company No. LL2852), a company incorporated in Malaysia, with its registered office at Unit 14B, Main Office Tower, Financial Park Labuan Complex, Jalan Merdeka, 87000 W.P. Labaun, Malaysia.

"Control" means the possession, directly or indirectly, of the power, in its capacity as principal and not as nominee or agent, to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. **"Controlling"** and **"Controlled"** have meanings correlative thereto.

"Credit Facility Agreement" means the credit facility agreement dated September 26, 2003 and made between, *inter alia*, the Assignor and the Security Agent.

"Dollar Operating Account" means the current account denominated in Dollars opened and maintained by the Borrower with Bumiputra–Commerce Bank (L) Limited, Labuan branch, and, until an Event of Default

shall have occurred and is continuing, which shall be operated by the Borrower for the purpose of making payments of operating costs and capital expenditures of the Borrower in accordance with Section 6.16(a)(ii) of the Credit Facility Agreement.

"**Dollar Revenue Account**" means the account denominated in Dollars and maintained in cash opened and maintained by the Borrower with Bumiputra–Commerce Bank (L) Limited, Labuan branch, to be operated jointly by the Security Agent and the Facility Agent, into which all proceeds received in Dollars by the Borrower by way of dividends or other payments in Dollars from the Borrower's Subsidiaries and all other monies of any kind whatsoever that may from time to time be payable to or received by the Borrower in Dollars (other than any payments received pursuant to the foreign currency exchange agreements entered into in respect of cash proceeds from the Listing exercise and the Non IPO Share Transaction as permitted under Section 7.09 of the Credit Facility Agreement after making the mandatory prepayments under Section 2.07(b)(ii) thereof), are to be deposited by the Borrower.

"**Dollars**" and "**$**" refers to lawful money of the United States of America.

"**EAE**" means East Asia Entertainment (BVI) Limited, a British Virgin Islands company.

"**Event of Default**" has the meaning assigned to such term in Section 8 of the Credit Facility Agreement.

"**Facilities**" means the syndicated term loan facilities not exceeding the maximum aggregate principal amount of Dollars Two Hundred and Sixty Five Million (US$265,000,000.00) only made available or agreed to be made available or agreed to be made available to the Assignor pursuant to the terms of the Credit Facility Agreement.

"**Facility Agent**" means DBS Bank Ltd, Labuan Branch in its capacity as Facility Agent under the Facilities and, if so permitted or required, includes any successor appointed in such capacity.

"**Interest Service Reserve Account**" means an account denominated in Dollars and maintained in cash to be opened and maintained by the Borrower with the Facility Agent to be operated jointly by the Facility Agent and the Security Agent, into which the proceeds of the Tranche C Term Loan are to be deposited in accordance with Section 6.17 of the Credit Facility Agreement.

"**Lenders**" means the Persons listed in Schedule I to the Credit Facility Agreement and any other Person that shall become or have become a party thereto pursuant to the terms of the Credit Facility Agreement, other than such Person that ceases to be a party to the Credit Facility Agreement pursuant to the terms of the Credit Facility Agreement, and the expression "**Lender**" shall mean any one of the Lenders.

"**Listing**" means admission and official quotation of the entire enlarged issued and paid–up share capital of the Borrower on the main board of the Kuala Lumpur Stock Exchange (the "**KLSE**") or other international exchanges or a dual listing on the KLSE and such other international exchanges or if not of the Borrower's share capital, the share capital of any Subsidiary of the Borrower.

"**MBNS**" means MEASAT Broadcast Network Systems Sdn. Bhd. (Company No. 240064–A), a Malaysian company.

"**MDSB**" means MEASAT Digicast Sdn. Bhd. (Company No. 240062–V), a Malaysian company.

"**Non IPO Share Transaction**" means the issuance or sale of any Borrower Shares (other than pursuant to the IPO) or shares in the capital of Subsidiaries of the Borrower, whether by way of rights issue to existing shareholders or the private placement or sale of shares to any strategic investors, in each case that are approved by the Required Lenders.

"**Operating Accounts**" means the Dollar Operating Account and the Ringgit Operating Account.

"**Persons**" means any individual, corporation, company, voluntary association, partnership, limited liability company, joint venture, trust, unincorporated organisation or government (or any agency, instrumentality or political subdivision thereof).

"**Principal Reserve Account**" means an account denominated in Dollars and maintained in cash to be opened and maintained by the Borrower with CIMB (L) Limited to be jointly operated by the Facility Agent and the Security Agent, into which certain amounts in cash are to be deposited by the Borrower and MBNS in accordance with Section 6.14 and Section 6.15(c) of the Credit Facility Agreement, respectively.

"**Reserve Accounts**" means the Principal Reserve Account, the Interest Service Reserve Account and the Prepayment Reserve Account.

"**Revenue Accounts**" means the Dollar Revenue Account and the Ringgit Revenue Account.

"**Ringgit Operating Account**" means the current account denominated in Ringgit opened and maintained by the Borrower with Bumiputra-Commerce Bank Berhad and, until an Event of Default shall have occurred and is continuing, which is to be operated by the Borrower for the purpose of making payments of operating costs and capital expenditures of the Borrower, Permitted Investments, Restricted Payments and other payments permitted to be paid by the Borrower in accordance with Section 6.16(a)(ii) of the Credit Facility Agreement.

"**Ringgit Revenue Account**" means the account denominated in Ringgit and maintained in cash opened and maintained by the Borrower with Bumiputra-Commerce Bank Berhad to be operated jointly by the Security Agent and the Facility Agent, into which all proceeds received in Ringgit by the Borrower by way of dividends or other payments in Ringgit from the Borrower's Subsidiaries and all other monies of any kind whatsoever that may from time to time be payable to or received by the Borrower in Ringgit (other than the cash proceeds from the Listing exercise and the Non IPO Share Transaction (after making the mandatory prepayments under Section 2.07(b)(ii) of the Credit Facility Agreement)), are to be deposited by the Borrower.

"**Ringgit**" and "**RM**" refers to the lawful money of Malaysia.

"**Secured Parties**" means each of the Lenders, the Facility Agent and the Security Agent and Secured Party means any one of them.

"**Subsidiary**" means, with respect to any Person (the "**parent**") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with IASB as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent. Unless otherwise specified, "Subsidiary" means a Subsidiary of the Borrower and a "Subsidiary" shall include EAE, CEHL, Astro Brunei, MBNS and MDSB.

"**Tranche C Term Loan**" means the loan provided for in Section 2.01(c) of the Credit Facility Agreement.

"**IASB**" means the International Financial Reporting Standards adopted by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretation Committee of such board.

RECEIVED
2004 SEP -9 A 11:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE COMPANIES ACT 1985

Company No. 4841085

The Registrar of Companies for England and Wales hereby certifies that

A DEBENTURE DATED THE 26TH SEPTEMBER 2003 AND CREATED BY ASTRO ALL ASIA NETWORKS PLC FOR SECURING ALL MONIES DUE OR TO BECOME DUE FROM EACH OBLIGOR AND EACH SUBSIDIARY OF EACH OBLIGOR TO CIMB(L) LIMITED AS SECURITY AGENT FOR EACH OF THE LENDERS AND FOR ITSELF (IN SUCH CAPACITY THE SECURITY AGENT) UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 13TH OCTOBER 2003. *************

Given at Companies House, Cardiff the **27th February 2004**

G. Thompson
GERAINT R. THOMPSON
for the Registrar of Companies

Companies House
— *for the record* —

M

CHFP014

Please do not write in this binding margin

COMPANIES FORM No. 395

009278|20

395

Particulars of a mortgage or charge

A fee of £10 is payable to Companies House in respect of each register entry for a mortgage or charge.

Pursuant to section 395 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf - Note 5)

For official use

Company number: 4841085

Name of company

* insert full name of company

* Astro All Asia Networks plc, a company registered in England (the "Chargor").

Date of creation of the charge

26 September, 2003

Description of the instrument (if any) creating or evidencing the charge (note 2)

A Debenture (the "Debenture") made between the Chargor and CIMB (L) Limited as security agent for each of the Lenders and for itself (in such capacity, the "Security Agent").

05

Amount secured by the mortgage or charge

All obligations owed by each Obligor and each Subsidiary of each Obligor to the Agents or the Lenders (or any of them) under or pursuant to the Loan Documents, whether present or future, actual or contingent (and whether incurred by such Obligor or Subsidiary, alone or jointly, and whether as principal or surety or in some other capacity (the "Secured Liabilities").

Names and addresses of the mortgagees or persons entitled to the charge

CIMB (L) Limited, c/o 10th Floor, Bangunan CIMB
Jalan Semantan, Damansara Heights, Malaysia
Attn. Ms. Khoo Leng Kee/Ms. Tan Juat Joon

Postcode: 50490 Kuala Lumpar

Presentor's name address and reference (if any):
Milbank, Tweed, Hadley & McCloy
Dashwood House, 69 Old Broad Street, London, EC2M 1QS
Ref: ZMarkwick/70341.00000

For official Use
Mortgage Section

Post room

Time critical reference

LD4 COMPANIES HOUSE 0177 15/10/03

Short particulars of all the property mortgaged or charged

The Chargor has charged, with full title guarantee, in favour of the Security Agent and to secure the payment and discharge of the Secured Liabilities, by way of first legal charge, all its right, title and interest in and to the Shares; and

The Chargor has charged, with full title guarantee, by way of first floating charge in favour of the Security Agent to secure the payment and discharge of the Secured Liabilities, the whole of its undertaking and assets, present and future, other than assets validly and effectively charged or assigned to the Security Agent to secure the Secured Liabilities by way of fixed security.

Paragraph 14 of Schedule B1 to the Insolvency Act 1986 shall apply to the floating charge created pursuant to the Debenture to the intent that such floating charge shall be a qualifying floating charge for the purposes of sub-paragraph (1) of such paragraph.

(Please see continuation sheets attached).

Please do not write in this binding margin

Please complete legibly, preferably in black type, or bold block lettering

Particulars as to commission allowance or discount (Note 3)

Nil

A fee of £10 is payable to Companies House in respect of each register entry for a mortgage or charge. (See Note 5)

Signed [signature] Date 13/10/03

On behalf of [company][mortgagee/chargee]†

† delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395). If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398). A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the registrar. The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body. A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No. 398 is submitted.

2 A description of the instrument, eg "Trust Deed", "Debentures, "Mortgage", or "Legal charge", etc. as the case may be, should be given.

3 In this section there should be inserted the amount or rate per cent. of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his:
   (a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or
   (b) procuring or agreeing to procure subscriptions, whether absolute or conditional,
for any of the debentures included in this return The rate of interest payable under the terms of the debentures should not be entered.

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet.

5 Cheques and Postal Orders are to be made payable to **Companies House**.

6 The address of the Registrar of Companies is:-

Companies House, Crown Way, Cardiff CF14 3UZ

The Debenture also includes covenants on the following terms;

Negative Pledge

The Chargor undertakes that it shall not create or permit to subsist any Security Interest over all or any part of its Charged Property other than as may be permitted pursuant to the Credit Facility Agreement and the Security Documents; and

No Disposal of Interests

The Chargor undertakes that, except as permitted pursuant to the Credit Facility Agreement or by this clause, it shall not (and shall not agree to):

(a) execute any conveyance, transfer, lease or assignment of all or any part of its Charged Property; or

(b) create, grant or permit to exist any legal or equitable estate or other interest in, or over, or otherwise relating to, or any restriction on the ability to transfer or realise, all or any part of its Charged Property.

Defined Terms

Unless otherwise defined herein, capitalised terms used in this Form 395 shall have the following meanings and, as the context requires, singular terms defined herein shall include the plural and vice versa;

"**AAANL Debenture**" means the debenture between AAANL and the Security Agent in the form agreed between the Borrower and the Lenders on or before the Effective Date, in respect of the assets and revenues of AAANL

"**AAANL**" means AAAN (Bermuda) Limited, a Bermuda company.

"**Agents**" means collectively, the Facility Agent and the Security Agent and "**Agent**" shall mean either of them, as applicable.

"**AOL Debenture**" means the debenture between AOL and the Security Agent in the form agreed between the Borrower and the Lenders on or before the Effective Date, in respect of the assets and revenues of AOL.

"**AOL**" means ASTRO Overseas Limited, a Bermuda company.

"**Astro Brunei Share Mortgage**" means the legal mortgage between AOL and the Security Agent in the form agreed between the Borrower and the Lenders on or before the Effective Date, in respect of all the shares in the capital of Astro Brunei.

"**Astro Brunei**" means Astro (Brunei) Sdn. Bhd. (Company No. 450230A), a Malaysian company.

"**Availability Period**" means the period from and including the Signing Date to the date falling six months thereafter, unless extended in accordance with Section 2.05(a)(ii) of the Credit Facility Agreement to enable the redrawing of the Tranche B Term Loan by the Borrower.

"**Bank Accounts**" means the Interest Service Reserve Account, the Principal Reserve Account, the Prepayment Reserve Account, the Operating Accounts and the Revenue Accounts, as such accounts may be re-designated as agreed from time to time.

"**Borrower Assignment of Bank Accounts**" means the assignment between the Borrower and the Security Agent in the form agreed between the Borrower and the Lenders on or before the Effective Date, in respect of the Bank Accounts.

"**Borrower**" means Astro All Asia Networks Plc, a company duly organised and validly existing under the laws of England and Wales.

"**Borrower Shares**" means the ordinary shares in the capital of the Borrower.

"**Borrowing**" means Loans of the same Class made to the Borrower, advanced or continued on the same date.

"**Capital Lease Obligations**" of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under IASB, and the amount of such obligations shall be the capitalised amount thereof determined in accordance with IASB.

"**CEHL Share Mortgage**" means the mortgage between EAE and the Security Agent in the form agreed between the Borrower and the Lenders on or before the Effective Date, in respect of all the ordinary shares in the capital of CEHL.

"**CEHL**" means Celestial Entertainment Holdings Limited, a Hong Kong company.

"**CFEL Debenture**" means the debenture between CFEL and the Security Agent in the form agreed between the Borrower and the Lenders on or before the Effective Date, in respect of the assets and revenues of CFEL.

"**CFEL Share Mortgage**" means the mortgage between CP and the Security Agent in the form agreed between the Borrower and the Lenders on or before the Effective Date, in respect of all the shares in the capital of CFEL.

"**CFEL**" means Celestial Filmed Entertainment Limited, a Hong Kong company.

"**Charged Property**" means all assets of the Chargor which are from time to time subject of the security constituted under the debenture.

"**CIMB (L) Limited**" means CIMB (L) Limited (Labuan Offshore Company No. LL2852), a company incorporated in Malaysia, with its registered office at Unit 14B, Main Office Tower, Financial Park Labuan Complex, Jalan Merdeka, 87000 W.P. Labaun, Malaysia.

"**Class**" when used in reference to any Loan or Borrowing, refers to whether such Loan or the Loans comprising such Borrowing is a Tranche A Term Loan, a Tranche B Term Loan or a Tranche C Term Loan, and when used in reference to any Commitment, refers to whether such Commitment is a Tranche A Term Loan Commitment, a Tranche B Term Loan Commitment or a Tranche C Term Loan Commitment, each of which constitutes a Class.

"**CMCL Debenture**" means the debenture between CMCL and the Security Agent in the form agreed between the Borrower and the Lenders on or before the Effective Date, in respect of the assets and revenues of CMCL.

"**CMCL Share Mortgage**" means the mortgage between CP and the Security Agent in the form agreed between the Borrower and the Lenders on or before the Effective Date, in respect of all the shares in the capital of CMCL.

"**CMCL**" means Celestial Movie Channel Limited, a Hong Kong company.

"**Commitments**" means the Tranche A Term Loan Commitments, the Tranche B Term Loan Commitments and the Tranche C Term Loan Commitments.

"**Control**" means the possession, directly or indirectly, of the power, in its capacity as principal and not as nominee or agent, to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "**Controlling**" and "**Controlled**" have meanings correlative thereto.

"**CP Debenture**" means the debenture between CP and the Security Agent in the form agreed between the Borrower and the Lenders on or before the Effective Date, in respect of the assets and revenues of CP (including all rights of CP to film libraries).

"**CP Share Mortgage**" means the mortgage between CEHL and the Security Agent in the form agreed between the Borrower and the Lenders, on or before the Effective Date, in respect of all the shares in the capital of CP.

"**CP**" means Celestial Pictures Limited, a Hong Kong company.

"**CPL**" means Celestial Productions Limited, a Hong Kong company

"**Credit Facility Agreement**" means the credit facility agreement dated September 26, 2003 and made between, *inter alia*, the Chargor and the Security Agent.

"**Dollar Operating Account**" means the current account denominated in Dollars opened and maintained by the Borrower with Bumiputra-Commerce Bank (L) Limited, Labuan branch, and, until an Event of Default shall have occurred and is continuing, which shall be operated by the Borrower for the purpose of making payments of operating costs and capital expenditures of the Borrower, Permitted Investments, Restricted Payments and other payments permitted to be paid by the Borrower in accordance with Section 6.16(a)(ii) of the Credit Facility Agreement.

"**Dollar Revenue Account**" means the account denominated in Dollars and maintained in cash opened and maintained by the Borrower with Bumiputra-Commerce Bank (L) Limited, Labuan branch, to be operated jointly by the Security Agent and the Facility Agent, into which all proceeds received in Dollars by the Borrower by way of dividends or other payments in Dollars from the Borrower's Subsidiaries and all other monies of any kind whatsoever that may from time to time be payable to or received by the Borrower in Dollars (other than any payments received pursuant to the foreign currency exchange agreements entered into in respect of cash proceeds from the Listing exercise and the IPO Share Transaction as permitted under Section 7.09 of the Credit Facility Agreement after making the mandatory prepayments under Section 2.07(b)(ii) thereof), are to be deposited by the Borrower.

"**Dollars**" and "**$**" refers to lawful money of the United States of America.

"**EAE**" means East Asia Entertainment (BVI) Limited, a British Virgin Islands company.

"**Effective Date**" means the date on which the conditions specified in Section 5.01 of the Credit Facility Agreement are satisfied (or waived in accordance with Section 10.02 thereof).

"**Event of Default**" has the meaning assigned to such term in Section 8 of the Credit Facility Agreement.

"**Facility Agent**" means DBS Bank Ltd, Labuan Branch, in its capacity as facility agent for the Lenders hereunder.

"**Governmental Authority**" means the government of any nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity (including any federal or other association of or with which any such nation may be a member or associated) exercising executive, legislative, judicial, taxing, regulatory or administrative powers or

functions of or pertaining to government.

"**Guarantee**" of or by any Person (the "**guarantor**") means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the "**primary obligor**") in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guarantee issued to support such Indebtedness or obligation; provided, that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

"**Guarantors**" means AAANL, AOL, CP, CMCL, CFEL and, following the provision of the MBNS Guarantee, MBNS, and any other parties that become Guarantors pursuant to Section 6.09(a) of the Credit Facility Agreement.

"**Hedging Agreement**" means any interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging arrangement, entered into with such hedge providers as are approved by the Required Lenders.

"**IASB**" means the International Financial Reporting Standards adopted by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretation Committee of such board.

"**Indebtedness**" means, of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind or otherwise would have the commercial effect of a borrowing, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services, (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantees (including Guarantees provided to public utilities and any Governmental Authorities) by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guarantee, (j) all obligations, contingent or otherwise, of such Person in respect of bankers' acceptances, (k) all obligations of such Person pursuant to Hedging Agreements and (l) all acquisition costs of assets acquired by such Person. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

"**Interest Service Reserve Account**" means an account denominated in Dollars and maintained in cash to be opened and maintained by the Borrower with the Facility Agent to be operated jointly by the Facility Agent and the Security Agent, into which the proceeds of the Tranche C Term Loan are to be deposited in accordance with Section 6.17 of the Credit Facility Agreement.

"**IPO**" means any offer or sale of the Borrower Shares (or shares of Subsidiaries of the Borrower) or other form of equity offering including depositary receipts, constituting a public offering under the securities laws of Malaysia or of another jurisdiction in which either or both retail and institutional investors are eligible to buy Borrower Shares (or shares of Subsidiaries of the Borrower) or other equity, pursuant to the proposed Listing exercise.

"**Lenders**" means the Persons listed in Schedule I to the Credit Agreement, and any other Person that shall become or has become a party thereto pursuant to a Substitution Certificate, other than any such Person that ceases to be a party thereto pursuant to a Substitution Certificate.

"**Lien**" means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

"**Listing Date**" means the date that the Listing occurs.

"**Listing**" means admission and official quotation of the entire enlarged issued and paid-up share capital of the Borrower on the main board of the Kuala Lumpur Stock Exchange (the "**KLSE**") or other international exchanges or a dual listing on the KLSE and such other international exchanges or if not of the Borrower's share capital, the share capital of any Subsidiary of the Borrower.

"**Loan Documents**" means, collectively, the Credit Facility Agreement and the Security Documents.

"**Loans**" means the loans made by the Lenders to the Borrower under Credit Facility Agreement.

"**Malaysian Security Documents**" means the debentures and other documents to be executed and delivered by MBNS and MDSB, respectively, and the Security Agent in the form to be agreed between the Borrower and the Lenders, in accordance with Section 6.13(a) of the Credit Facility Agreement.

"**MBNS Guarantee**" means the Guarantee to be provided by MBNS in accordance with Section 6.09 of the Credit Facility Agreement.

"**MBNS Share Mortgage**" means the equitable mortgage between AAANL and the Security Agent in the form agreed between the Borrower and the Lenders on or before the Effective Date, in respect of all the shares in the capital of MBNS.

"**MBNS Undertaking**" means the deed of undertaking to be executed and delivered by MBNS, the Borrower and the Security Agent in the form agreed between the Borrower and the Lenders on or before the Effective Date.

"**MBNS**" means MEASAT Broadcast Network Systems Sdn. Bhd. (Company No. 240064-A), a Malaysian company.

"**MDSB**" means MEASAT Digicast Sdn. Bhd. (Company No. 240062-V), a Malaysian company.

"**Non IPO Share Transaction**" means the issuance or sale of any Borrower Shares (other than pursuant to the IPO) or shares in the capital of Subsidiaries of the Borrower, whether by way of rights issue to existing shareholders or the private placement or sale of shares to any strategic investors, in each case that are approved by the Required Lenders.

"**Obligors**" means the Borrower and the Guarantors.

"**Operating Accounts**" means the Dollar Operating Account and the Ringgit Operating Account.

"**Permitted Investments**" means:

(a) investments in certificates of deposit issued by, or other time and cash deposits (including non-interest bearing deposits) at, any commercial bank or licensed financial institution in Malaysia, Singapore, Hong Kong, Luxembourg, the United Kingdom and the United States of America having a minimum rating of A by Standard and Poor's Rating Services, a Division of The McGraw-Hill

Companies, A by Moody's Investors Services Inc., A1/P1 from Rating Agency Malaysia Bhd or A from Malaysian Rating Corporation Berhad;

(b) investments in banker's acceptances, bills, promissory notes and other money market instruments issued or offered by any commercial bank or licensed financial institution in Malaysia, Singapore, Hong Kong, Luxembourg, the United Kingdom and the United States of America having a minimum rating of A by Standard and Poor's Rating Services, a Division of The McGraw-Hill Companies, A by Moody's Investors Services Inc., A1/P1 from Rating Agency Malaysia Bhd or A from Malaysian Rating Corporation Berhad;

(c) bonds, treasury bills and other direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by Malaysia, Singapore, Hong Kong, Luxembourg, the United Kingdom and the United States of America or by any agency thereof or by any quasi-governmental agency of Malaysia, Singapore, Hong Kong, Luxembourg, the United Kingdom or the United States of America, having a minimum rating by Standard & Poor's Rating Services, a Division of The McGraw-Hill Companies or by Moody's Investors Services, Inc., equivalent to the sovereign rating of the relevant country; and

(d) investments in debt or capital instruments of Persons with a minimum rating of A by Standard & Poor's Rating Services, a Division of The McGraw-Hill Companies, A by Moody's Investors Services, Inc., A1/P1 from Rating Agency Malaysia Bhd or A from Malaysian Rating Corporation Berhad, provided that the aggregate amount of such investments held by the Obligors and their respective Subsidiaries do not at any time exceed 30% of the total value (determined based on the prevailing market value at such time or, if market value cannot be readily determined, acquisition cost) of Permitted Investments then outstanding with maturities exceeding one year from the date of acquisition thereof.

"Person" means any individual, corporation, company, voluntary association, partnership, limited liability company, joint venture, trust, unincorporated organisation or government (or any agency, instrumentality or political subdivision thereof).

"Prepayment Reserve Account" means an account denominated in Dollars and maintained in cash to be opened and maintained by the Borrower with the Facility Agent to be jointly operated by the Facility Agent and the Security Agent, into which prepayment amounts are to be deposited by the Borrower in accordance with Section 2.07(b)(ii) of the Credit Facility Agreement.

"Principal Reserve Account" means an account denominated in Dollars and maintained in cash to be opened and maintained by the Borrower with CIMB (L) Limited to be jointly operated by the Facility Agent and the Security Agent, into which certain amounts in cash are to be deposited by the Borrower and MBNS in accordance with Section 6.14 and Section 6.15(c) of the Credit Facility Agreement, respectively.

"Proposed Corporate Reorganisation" means the proposed corporate reorganisation of the Borrower and AAANL (including the Reorganisation Share Exchange), an outline of which is set forth in Schedule IX to the Credit Facility Agreement provided that (a) such reorganisation does not adversely affect the security contemplated to be provided under the Credit Facility Agreement or the credit exposure of the Lenders, (b) new security in consequence of such reorganisation shall have been granted in favour of the Lenders, and (c) such reorganisation is completed not later than 180 days from the Listing Date, in each case to the satisfaction of the Required Lenders.

"Reorganisation Share Exchange" means the transactions set forth in paragraphs 1 and 2 of Schedule IX to the Credit Facility Agreement.

"Required Lenders" means, at any time, subject to the last paragraph of Section 10.02(b) of the Credit Facility Agreement, Lenders having outstanding Term Loans and unused Commitments representing at least 66-2/3% of the sum of the total outstanding Term Loans and unused Commitments at such time, but shall exclude any Lender to the extent that it is in breach of its obligation to make a Loan as required under the

Credit Facility Agreement. The "Required Lenders" of a particular Class of Loans means Lenders having outstanding Term Loans and unused Commitments of such Class representing at least 66-2/3% of the total outstanding Term Loans and unused Commitments of such Class at such time.

"**Restricted Payment**" means any dividend or other distribution (whether in cash, securities or other property) with respect to any shares of any class of capital stock of the Borrower or any of its Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such shares of capital stock of the Borrower or any other Subsidiaries or any option, warrant or other right to acquire any such shares of capital of the Borrower or any of its Subsidiaries.

"**Revenue Accounts**" means the Dollar Revenue Account and the Ringgit Revenue Account.

"**Ringgit Operating Account**" means the current account denominated in Ringgit opened and maintained by the Borrower with Bumiputra-Commerce Bank Berhad and, until an Event of Default shall have occurred and is continuing, which is to be operated by the Borrower for the purpose of making payments of operating costs and capital expenditures of the Borrower, Permitted Investments, Restricted Payments and other payments permitted to be paid by the Borrower in accordance with Section 6.16(a)(ii) of the Credit Facility Agreement.

"**Ringgit Revenue Account**" means the account denominated in Ringgit and maintained in cash opened and maintained by the Borrower with Bumiputra-Commerce Bank Berhad to be operated jointly by the Security Agent and the Facility Agent, into which all proceeds received in Ringgit by the Borrower by way of dividends or other payments in Ringgit from the Borrower's Subsidiaries and all other monies of any kind whatsoever that may from time to time be payable to or received by the Borrower in Ringgit (other than the cash proceeds from the Listing exercise and the Non IPO Share Transaction (after making the mandatory prepayments under Section 2.07(b)(ii) of the Credit Facility Agreement)), are to be deposited by the Borrower.

"**Ringgit**" and "**RM**" refers to the lawful money of Malaysia.

"**Security Documents**" means, collectively, the AAANL Debenture, the AOL Debenture, the Astro Brunei Share Mortgage, the Borrower Assignment of Bank Accounts, the Borrower Debenture, the CFEL Debenture, the CFEL Share Mortgage, the CEHL Share Mortgage, the CMCL Debenture, the CMCL Share Mortgage, the CP Debenture, the CP Share Mortgage, the Guarantees, the Malaysian Security Documents, the MBNS Share Mortgage, the MBNS Undertaking, the UT Undertaking, all security documents in respect of the security to be provided after the Signing Date under Sections 6.09(a) and 6.13 of the Credit Agreement and all new security provided pursuant to the Proposed Corporate Reorganisation and all filings, notices, acknowledgements and registrations with respect thereto.

"**Security Interest**" means a mortgage, charge, pledge, lien, or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

"**Shares**" means all the shares that constitute the whole of the ordinary share capital of AAAN (Bermuda) Limited, an exempted company incorporated under the laws of Bermuda, from time to time, and all dividends, interest, redemption proceeds and other monies payable in respect thereof, all shares and other property derived therefrom (whether by way of bonus, option or otherwise) and all other rights, benefits and proceeds derived therefrom or otherwise attributable thereto (whether by way of redemption, conversion, bonus, option, substitution, exchange, preference or otherwise and including claims in respect thereof against persons holding any of such shares as nominee).

"**Signing Date**" means 26 September, 2003.

"**Subsidiary**" means, with respect to any Person (the "**parent**") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in

accordance with IASB as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, Controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent. Unless otherwise specified, "Subsidiary" means a Subsidiary of the Borrower and a "Subsidiary" shall include EAE, CEHL, Astro Brunei, MBNS and MDSB.

"**Substitution Certificate**" means a Substitution Certificate executed and delivered by a Lender and a transferee (with the consent of any party whose consent is required by Section 10.04 of the Credit Facility Agreement), and copied to the Facility Agent, substantially in the form of Exhibit A thereto or any other form approved by the Facility Agent.

"**Term Loan Commitments**" means, collectively, the Tranche A Term Loan Commitments, the Tranche B Term Loan Commitments and the Tranche C Term Loan Commitments.

"**Term Loans**" means, collectively, the Tranche A Term Loan, the Tranche B Term Loans and the Tranche C Term Loan.

"**Tranche A Term Loan Commitment**" means, as to each Tranche A Term Loan Lender, the commitment of such Lender to make one Tranche A Term Loan hereunder during the Availability Period, expressed as an amount representing the maximum principal amount of the Tranche A Term Loan to be made by such Lender hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.05 or 2.07(b) of the Credit Facility Agreement and (b) reduced or increased from time to time pursuant to transfers by or to such Lender pursuant to Section 10.04 of the Credit Facility Agreement. The initial amount of each Lender's Tranche A Term Loan Commitment is set forth on Schedule I to the Credit Facility Agreement, or in the Substitution Certificate pursuant to which such Lender shall have assumed its Term Loan Commitment, as applicable. The initial aggregate amount of the Tranche A Term Loan Commitments is $120,000,000.

"**Tranche A Term Loan Lenders**" means (a) on the date hereof, the Lenders having Tranche A Term Loan Commitments on Schedule I to the Credit Facility Agreement and (b) thereafter, the Lenders from time to time holding Tranche A Term Loans and Tranche A Term Loan Commitments pursuant to a Substitution Certificate, other than any Person that ceases to hold Tranche A Term Loans and Tranche A Term Loan Commitments pursuant to a Substitution Certificate.

"**Tranche A Term Loan**" means the loan provided for in Section 2.01(a) of the Credit Facility Agreement.

"**Tranche B Term Loan Commitment**" means, as to each Tranche B Term Loan Lender, the commitment of such Lender to make one or more Tranche B Term Loans hereunder during the Availability Period, expressed as an amount representing the maximum principal amount of the Tranche B Term Loans to be made by such Lender hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.05 or 2.07(b) of the Credit Facility Agreement and (b) reduced or increased from time to time pursuant to transfers by or to such Lender pursuant to Section 10.04 of the Credit Facility Agreement. The initial amount of each Lender's Tranche B Term Loan Commitment is set forth on Schedule I to the Credit Facility Agreement, or in the Substitution Certificate pursuant to which such Lender shall have assumed its Term Loan Commitment, as applicable. The initial aggregate amount of the Tranche B Term Loan Commitments is $95,000,000.

"**Tranche B Term Loan Lenders**" means (a) on the date hereof, the Lenders having Tranche B Term Loan Commitments on Schedule I to the Credit Facility Agreement and (b) thereafter, the Lenders from time to time holding Tranche B Term Loans and Tranche B Term Loan Commitments pursuant to a Substitution Certificate, other than any Person that ceases to hold Tranche B Term Loans and Tranche B Term Loan Commitments pursuant to a Substitution Certificate.

"**Tranche B Term Loans**" means the loans provided for in Section 2.01(b) of the Credit Facility

Agreement.

"**Tranche C Term Loan Commitment**" means, as to each Tranche C Term Loan Lender, the commitment of such Lender to make one Tranche C Term Loan hereunder during the Availability Period, expressed as an amount representing the maximum principal amount of the Tranche C Term Loan to be made by such Lender hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.05 or 2.07(b) of the Credit Facility Agreement and (b) reduced or increased from time to time pursuant to transfers by or to such Lender pursuant to Section 10.04 of the Credit Facility Agreement. The initial amount of each Lender's Tranche C Term Loan Commitment is set forth on Schedule I to the Credit Facility Agreement, or in the Substitution Certificate pursuant to which such Lender shall have assumed its Term Loan Commitment, as applicable. The initial aggregate amount of the Tranche C Term Loan Commitments is $50,000,000.

"**Tranche C Term Loan Lenders**" means (a) on the date hereof, the Lenders having Tranche C Term Loan Commitments on Schedule I to the Credit Facility Agreement and (b) thereafter, the Lenders from time to time holding Tranche C Term Loan and Tranche C Term Loan Commitments pursuant to a Substitution Certificate, other than any Person that ceases to hold the Tranche C Term Loan and Tranche C Term Loan Commitment pursuant to a Substitution Certificate.

"**Tranche C Term Loan**" means the loan provided for in Section 2.01(c) of the Credit Facility Agreement.

"**UT Undertaking**" means the deed of undertaking between UT and the Security Agent in the form agreed between the Borrower and the Lenders on or before the Effective Date.

"**UT**" means Usaha Tegas Sdn. Bhd. (Company No. 121062-M), a Malaysian company.

2.0 REGISTERS

2.1 REGISTER OF MEMBERS AND SHARE LEDGER

Date
28/06/2004

ASTRO ALL ASIA NETWORKS plc

Register of Members and Share Ledger

Registration No
4841085

Name	All Asia Media Equities Ltd	Date of Entry as a Member	20/09/2003
Address	c/o Level 39, Menara Maxis, Kuala Lumpur City Centre Kuala Lumpur 50088, Malaysia		
Folio Ref	ALLASMEEQ	Date of Cessation of Membership	22/10/2003

Class: £0.10 Ordinary shares

Currency: Pounds Sterling

Date of Entry	Entry Number: Allotment	Entry Number: Transfer	Certificate Number	Number of Shares: Acquired	Number of Shares: Disposed	Balance	Price Per Share	Total Amount Agreed to be Paid	Notes
20/09/2003	7		8 (Can)	388,284,436		388,284,436	£0.10	£38,828,443.60	The share certificate will be prefixed with a "P00" to show that the shareholders is on the principle register held in the UK.
20/09/2003	8		9 (Can)	801,436		389,085,872	£0.10	£80,143.60	The share certificate will be prefixed with a "P00" to show that the shareholder is on the principle register held in the UK.
22/10/2003		7	17 (Can)		388,284,436	801,436	£	£0.00	To RHB Nominees (Asing) Sdn Bhd Transfer was for nil consideration.
22/10/2003		8	--		801,436	0	£	£0.00	To RHB Nominees (Asing) Sdn Bhd Transfer was for nil consideration.
			Totals	389,085,872	389,085,872	0			

RECEIVED
SEP -9 A 11:41
OF INTERNATIONAL
CORPORATE FINANCE

We hereby certify this to be a true copy of the original.
Signed [signature]
Clifford Chance 28/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Date
28/06/2004

ASTRO ALL ASIA NETWORKS plc

Register of Members and Share Ledger

Registration No
4841085

Name / Address	East Asia Broadcast Network Systems N.V. P.O. Box 3141, Kaya W.F.G. (Jombi) Mensing 36, Willemstad, Curacao, Netherlands Antilles	Date of Entry as a Member	20/09/2003
Folio Ref	EASTABNSNV	Date of Cessation of Membership	22/10/2003

Class: £0.10 Ordinary shares

Currency: Pounds Sterling

Date of Entry	Entry Number: Allotment	Entry Number: Transfer	Certificate Number	Number of Shares: Acquired	Number of Shares: Disposed	Balance	Price Per Share	Total Amount Agreed to be Paid	Notes
20/09/2003	3		10 (Can)	162,016,400		162,016,400	£0.10	£16,201,640.00	The share certificate will be prefixed with a "P00" to show that the shareholder is on the principle register held in the UK.
22/10/2003		9	--		162,016,400	0	£	£0.00	To RHB Nominees (Asing) Sdn Bhd Transfer was for nil consideration.
			Totals	162,016,400	162,016,400	0			

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Members and Share Ledger

Registration No
4841085

Name	Lim Lay Fong	Date of Entry as a Member	23/07/2003
Address	39 Jalan SL 6/9, Bandar Baru Sungai Long, Jalan Cheras Kajang Selangor 43000, Malaysia		
Folio Ref	FONG-LL	Date of Cessation of Membership	20/09/2003

Class: £0.10 Ordinary shares — **Currency:** Pounds Sterling

Date of Entry	Entry Number Allotment	Entry Number Transfer	Certificate Number	Number of Shares Acquired	Number of Shares Disposed	Balance	Price Per Share	Total Amount Agreed to be Paid	Notes
20/09/2003			6 (Can)	10		10			Conversion from £1.00 Ordinary shares The share certificate will be prefixed with a "P00" to show that the shareholder is on the principle register held in the UK.
20/09/2003		3	--		10	0	£0.10	£1.00	To Pacific Broadcast Systems N.V. The actual date of entry into the register of members was 2 October 2003. The share certificate will be prefixed with a "P00" to show that shareholder is on the principle register held in the UK.
			Totals	10	10	0			

Class: £1.00 Ordinary (Cancelled) shares — **Currency:** Pounds Sterling

Date of Entry	Entry Number Allotment	Entry Number Transfer	Certificate Number	Number of Shares Acquired	Number of Shares Disposed	Balance	Price Per Share	Total Amount Agreed to be Paid	Notes
23/07/2003		1	3 (Can)	1		1	£1.00	£1.00	From Clifford Chance Nominees Limited
20/09/2003			--		1	0			Conversion into £0.10 Ordinary shares The share certificate will be prefixed with a "P00" to show that the shareholder is on the principle register held in the UK.
			Totals	1	1	0			

We hereby certify this
to be a true copy of the
original
Signed [signature]
Clifford Chance 28/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Date
28/06/2004

ASTRO ALL ASIA NETWORKS plc

Register of Members and Share Ledger

Registration No
4841085

Name	Home View Limited N.V.	Date of Entry as a Member	03/09/2003
Address	Kaya W.F.G. (Jombi), Mensing 36, Curacao, Netherlands Antilles	Date of Cessation of Membership	22/10/2003
Folio Ref	HOMEVINV		

Class: £0.10 Ordinary shares — **Currency:** Pounds Sterling

Date of Entry	Entry Number Allotment	Entry Number Transfer	Certificate Number	Number of Shares Acquired	Number of Shares Disposed	Balance	Price Per Share	Total Amount Agreed to be Paid	Notes
20/09/2003	6		13 (Can)	54,005,466		54,005,466	£0.10	£5,400,546.60	The share certificate will be prefixed with a "P00" to show that the shareholder is on the principle register held in the UK.
22/10/2003		12	--		54,005,466	0	£	£0.00	To RHB Nominees (Asing) Sdn Bhd Transfer was for nil consideration.
			Totals	54,005,466	54,005,466	0			

Class: £1.00 Redeemable Preference shares — **Currency:** Pounds Sterling

Date of Entry	Entry Number Allotment	Entry Number Transfer	Certificate Number	Number of Shares Acquired	Number of Shares Disposed	Balance	Price Per Share	Total Amount Agreed to be Paid	Notes
03/09/2003	1		5 (Can)	49,998		49,998	£1.00	£49,998.00	The share certificate will be prefixed with a "P00" to show the shareholder is on the principle register held in the UK.
22/10/2003		13	--		49,998	0	£1.00	£49,998.00	Redemption
			Totals	49,998	49,998	0			

We hereby certify this
to be a true copy of the
original
Signed [signature]
Clifford Chance 28/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Members and Share Ledger

Name	Khazanah Nasional Berhad	Date of Entry as a Member	22/10/2003
Address	22nd Floor, Menara Dato Onn, Pusat Dagangan Dunia Putra, 41, Jalan Tun Ismail Kuala Lumpur 50480, Malaysia		
Folio Ref	KHAZNASBER	Date of Cessation of Membership	22/10/2003

Class: £0.10 Ordinary shares

Currency: Pounds Sterling

Date of Entry	Entry Number Allotment	Entry Number Transfer	Certificate Number	Number of Shares Acquired	Number of Shares Disposed	Balance	Price Per Share	Total Amount Agreed to be Paid	Notes
22/10/2003	11		-- (Can)	224,809,885		224,809,885	£0.10	£22,480,988.50	The shareholder will appear in the overseas branch register held at 11th Floor, Tower Block, Kompleks Antarabangsa, Jalan Sultan Ismail, Kuala Lumpur 50250, Malaysia. A duplicate of the overseas branch register is kept at 10 Upper Bank Street, London
22/10/2003	.	14	--		224,809,885	0	£0.10	£22,480,988.50	The shareholder was transferred to the overseas branch register.
			Totals	224,809,885	224,809,885	0			

We hereby certify this
to be a true copy of the
original
Signed [signature]
Clifford Chance 28/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Date
28/06/2004

ASTRO ALL ASIA NETWORKS plc

Register of Members and Share Ledger

Registration No
4841085

Name	**Clifford Chance Nominees Limited**	**Date of Entry as a Member**	22/07/2003
Address	10 Upper Bank Street, London, E14 5JJ		
Folio Ref	LS19	**Date of Cessation of Membership**	23/07/2003

Class								**Currency**		
£1.00 Ordinary (Cancelled) shares								Pounds Sterling		
Date of Entry	**Entry Number**		**Certificate Number**	**Number of Shares**			**Price Per Share**	**Total Amount Agreed to be Paid**	**Notes**	
	Allotment	**Transfer**		**Acquired**	**Disposed**	**Balance**				
22/07/2003			--	1		1		£1.00	Opening Balance	
23/07/2003		1	--		1	0	£1.00	£1.00	To Lim Lay Fong	
			Totals	1	1	0				

We hereby certify this to be a true copy of the original.
Signed [signature]
Clifford Chance 28/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Members and Share Ledger

Name	Clifford Chance Secretaries Limited	Date of Entry as a Member	22/07/2003
Address	10 Upper Bank Street, London, E14 5JJ		
Folio Ref	LS20	Date of Cessation of Membership	23/07/2003

Class: £1.00 Ordinary (Cancelled) shares

Currency: Pounds Sterling

Date of Entry	Entry Number Allotment	Entry Number Transfer	Certificate Number	Number of Shares Acquired	Number of Shares Disposed	Balance	Price Per Share	Total Amount Agreed to be Paid	Notes
22/07/2003			--	1		1		£1.00	Opening Balance
23/07/2003		2	--		1	0	£1.00	£1.00	To Liew Wei Yee Sharon
			Totals	1	1	0			

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Date
28/06/2004

ASTRO ALL ASIA NETWORKS plc

Register of Members and Share Ledger

Registration No
4841085

Name	Malaysian Central Depository Nominees Sdn Bhd	Date of Entry as a Member	22/10/2003
Address	6th Floor , Exchange Square , Bukit Kewangan Kuala Lumpur 50200, Malaysia		
Folio Ref	MALAYCDNSB	Date of Cessation of Membership	

Class							Currency		
£0.10 Ordinary shares							Pounds Sterling		
Date of Entry	Entry Number Allotment	Entry Number Transfer	Certificate Number	Number of Shares Acquired	Number of Shares Disposed	Balance	Price Per Share	Total Amount Agreed to be Paid	Notes
22/10/2003	9		--	425,000,000		425,000,000	£0.10	£0.00 Malaysian RM4.06 per share	The shareholder will appear in the overseas branch register held at 11th Floor, Tower Block, Kompleks Antarabangsa, Jalan Sultan Ismail, Kuala Lumpar 50250, Malaysia. A duplicate of the overseas branch register is kept at 10 Upper Bank Street, London
22/10/2003	10		--	83,400,000		508,400,000	£0.10	£0.00 Malaysian RM3.65 per share	The shareholder will appear in the overseas branch register held at 11th Floor, Tower Block, Kompleks Antarabangsa, Jalan Sultan Ismail, Kuala Lumpur 50250, Malaysia. A duplicate of the overseas branch register is kept at 10 Upper Bank Street, London
			Totals	508,400,000	0	508,400,000			

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Date
28/06/2004

ASTRO ALL ASIA NETWORKS plc

Register of Members and Share Ledger

Registration No
4841085

Name Address Folio Ref	**Pacific Broadcast Systems N.V.** P.O. Box 3141, Kaya W.F.G. (Jombi), Mensing 36, Willemstad, Curacao, Netherlands Antilles PACIBRSYNV	Date of Entry as a Member Date of Cessation of Membership	20/09/2003 22/10/2003

Class							Currency		
£0.10 Ordinary shares							Pounds Sterling		
Date of Entry	Entry Number Allotment	Entry Number Transfer	Certificate Number	Number of Shares Acquired	Number of Shares Disposed	Balance	Price Per Share	Total Amount Agreed to be Paid	Notes
20/09/2003	4		11 (Can)	54,005,466		54,005,466	£0.10	£5,400,546.60	The share certificate will be prefixed with a "P00" to show that the shareholder is on the principle register held in the UK.
20/09/2003		3	11 (Can)	10		54,005,476	£0.10	£1.00	From Lim Lay Fong The actual date of entry into the register of members was 2 October 2003. The share certificate will be prefixed with a "P00" to show that shareholder is on the principle register held in the UK.
20/09/2003		4	11 (Can)	10		54,005,486	£0.10	£1.00	From Liew Wei Yee Sharon The actual date of entry into the register of members was 2 October 2003. The share certificate will be prefixed with a "P00" to show that the shareholder is on the principle register held in the UK.
22/10/2003		10	--		54,005,486	0	£	£0.00	To RHB Nominees (Asing) Sdn Bhd Transfer was for nil consideration.
			Totals	54,005,486	54,005,486	0			

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Members and Share Ledger

Name	RHB Nominees (Asing) Sdn Bhd	Date of Entry as a Member	22/10/2003
Address	Level 9 Tower One, RHB Centre, Jalan Tun Razak Kuala Lumpur 50400, Malaysia	Date of Cessation of Membership	22/10/2003
Folio Ref	RHBNOASSB		

Class: £0.10 Ordinary shares

Currency: Pounds Sterling

Date of Entry	Entry Number Allotment	Entry Number Transfer	Certificate Number	Number of Shares Acquired	Number of Shares Disposed	Balance	Price Per Share	Total Amount Agreed to be Paid	Notes
22/10/2003		7	14 (Can)	388,284,436		388,284,436	£	£0.00	From All Asia Media Equities Ltd Transfer was for nil consideration.
22/10/2003		8	15 (Can)	801,436		389,085,872	£	£0.00	From All Asia Media Equities Ltd Transfer was for nil consideration.
22/10/2003		9	16 (Can)	162,016,400		551,102,272	£	£0.00	From East Asia Broadcast Network Systems N.V. Transfer was for nil consideration.
22/10/2003		10	17 (Can)	54,005,486		605,107,758	£	£0.00	From Pacific Broadcast Systems N.V. Transfer was for nil consideration.
22/10/2003		11	18 (Can)	54,005,466		659,113,224	£	£0.00	From Southpac Investment Limited N.V. Transfer was for nil consideration.
22/10/2003		12	19 (Can)	54,005,466		713,118,690	£	£0.00	From Home View Limited N.V. Transfer was for nil consideration.
22/10/2003		15	--		713,118,690	0	£0.10	£71,311,869.00	The shareholder was transferred to the overseas branch register.
			Totals	713,118,690	713,118,690	0			

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Members and Share Ledger

Registration No
4841085

Name	Liew Wei Yee Sharon	Date of Entry as a Member	23/07/2003
Address	No. 8, Jalan Prima 3/4, Taman Puchong Prima Selangor 47100, Malaysia		
Folio Ref	SHARON-LWY	Date of Cessation of Membership	20/09/2003

Class: £0.10 Ordinary shares
Currency: Pounds Sterling

Date of Entry	Entry Number: Allotment	Entry Number: Transfer	Certificate Number	Number of Shares: Acquired	Number of Shares: Disposed	Balance	Price Per Share	Total Amount Agreed to be Paid	Notes
20/09/2003			7 (Can)	10		10			Conversion from £1.00 Ordinary shares The share certificate will be prefixed with a "P00" to show that the shareholder is on the principle register held in the UK.
20/09/2003		4	--		10	0	£0.10	£1.00	To Pacific Broadcast Systems N.V. The actual date of entry into the register of members was 2 October 2003. The share certificate will be prefixed with a "P00" to show that the shareholder is on the principle register held in the UK.
			Totals	10	10	0			

Class: £1.00 Ordinary (Cancelled) shares
Currency: Pounds Sterling

Date of Entry	Entry Number: Allotment	Entry Number: Transfer	Certificate Number	Number of Shares: Acquired	Number of Shares: Disposed	Balance	Price Per Share	Total Amount Agreed to be Paid	Notes
23/07/2003		2	4 (Can)	1		1	£1.00	£1.00	From Clifford Chance Secretaries Limited
20/09/2003			--		1	0			Conversion into £0.10 Ordinary shares The share certificate will be prefixed with a "P00" to show that the shareholder is on the principle register held in the UK.
			Totals	1	1	0			

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Members and Share Ledger

Date
28/06/2004

Registration No
4841085

Name	**Southpac Investment Limited N.V.**	**Date of Entry as a Member**	20/09/2003
Address	P.O. Box 3141, Kaya W.F.G. (Jombi), Mensing 36, Willemstad, Curacao, Netherlands Antilles		
Folio Ref	SOUTINNV	**Date of Cessation of Membership**	22/10/2003

Class: £0.10 Ordinary shares

Currency: Pounds Sterling

Date of Entry	Entry Number Allotment	Entry Number Transfer	Certificate Number	Number of Shares Acquired	Number of Shares Disposed	Balance	Price Per Share	Total Amount Agreed to be Paid	Notes
20/09/2003	5		12 (Can)	54,005,466		54,005,466	£0.10	£5,400,546.60	The share certificate will be prefixed with a "P00" to show that the shareholder is on the principle register held in the UK.
22/10/2003		11	--		54,005,466	0	£	£0.00	To RHB Nominees (Asing) Sdn Bhd Transfer was for nil consideration.
			Totals	54,005,466	54,005,466	0			

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

RECEIVED
2004 SEP -9 A 11:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2.2 REGISTER OF DIRECTORS AND SECRETARIES

ASTRO ALL ASIA NETWORKS plc

Register of Directors and Secretaries

Name	Dato Haji Badri Bin Haji Masri
Address	No. 6 Jalan SS5B/5, Kelana Jaya, Petaling Jaya Selangor 47301, Malaysia
Folio Ref	MASRI-DHBB

Date of Birth	09/05/1944
Occupation	Company Director
Nationality	Malaysian

Current Appointments

Date Appointed	Appointed As		Notes
23/07/2003	Director		

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Directors and Secretaries

Name	**Augustus Ralph Marshall**
Address	No. 2, Lorong Lembah Tunku, Bukit Tunku Kuala Lumpur 50480, Malaysia
Folio Ref	MARSHAL-AR

Date of Birth	01/10/1951
Occupation	Company Director
Nationality	Malaysian

Current Appointments

Date Appointed	Appointed As	Notes
24/07/2003	Director	

Other Directorships

Company Name	Date Appointed	Date Resigned
Astro Broadcast Corporation Plc	24/07/2003	
London International Exhibition Centre Holdings Ltd		
London International Exhibition Centre plc		
Tanjong Public Limited Company		

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Date
28/05/2004

ASTRO ALL ASIA NETWORKS plc

Register of Directors and Secretaries

Registration No
4841085

Name	**Poh Ching Tan**
Address	99 Jalan Limau Purut, Taman Bandaraya Kuala Lumpur 59000, Malaysia
Folio Ref	CHING-TP

Date of Birth	01/05/1947
Occupation	Company Director
Nationality	Malaysian

Current Appointments

Date Appointed	Appointed As	Notes
23/07/2003	Director	

Other Directorships

Company Name	Date Appointed	Date Resigned
Astro Broadcast Corporation Plc	23/07/2003	
Tanjong Public Limited Company		

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Directors and Secretaries

Name	**Dato Mohamed Khadar Bin Merican**
Address	15-1 Desa Angkasa, No 12, Jalan Taman U-Thant Kuala Lumpur 55000, Malaysia
Folio Ref	MERICA-DMK

Date of Birth	07/05/1956
Occupation	Company Director
Nationality	Malaysian

Current Appointments

Date Appointed	Appointed As	Notes
22/08/2003	Director	

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Directors and Secretaries

Name	**Kuok Khoon Ho, Chye**
Address	Seriska Unit B1-4, No.3 Jalan Langgak Golf Kulau Lumpur 55000, Malaysia
Folio Ref	CHYE-KKH

Date of Birth	16/05/1950
Occupation	Company Director
Nationality	Malaysian

Current Appointments

Date Appointed	Appointed As	Notes
28/08/2003	Director	

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Directors and Secretaries

Name	Bernard Anthony Cragg
Address	30 Claremont Park, Finchley, London, N3 1TH
Folio Ref	CRAGG-BA

Date of Birth	02/12/1954
Occupation	Accountant
Nationality	British

Current Appointments

Date Appointed	Appointed As	Notes
17/09/2003	Director	

Other Directorships

Company Name	Date Appointed	Date Resigned
Bristol & West Pension Trustees Limited		
Bristol & West PLC		
Carlton Broadcasting Holdings Limited		
Carlton Communications plc		
Carlton Finance Limited		
Carlton Satellite Communications Limited		
Carlton US Investments Limited		
CarltonCo 103 Limited		
Cragg Enterprises Limited		
Datamonitor PLC		
Digital Film Limited		
Liar Liar Pants on Fire Limited		
Mothercare PLC		
Solid State Logic Holdings Limited		
Solid State Logic Limited		
Technicolor Australia Investments Limited		
Technicolor Holdings Limited		
Technicolor Video Services (UK) Limited		
Technicolor Videocassette Holdings (UK) Limited		
The Moving Picture Company Holdings Limited		
The Printed Picture Company Limited		
Workspace Group PLC		

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Date
28/05/2004

ASTRO ALL ASIA NETWORKS plc

Register of Directors and Secretaries

Registration No
4841085

Name	Matthew Robert Layton
Address	Flat 49, 8 New Crane Wharf, New Crane Place, Wapping High Street, London, E1W 3TX, England
Folio Ref	MRL

Date of Birth	27/02/1961
Occupation	Solicitor
Nationality	British

Past Appointments

Date Appointed	Appointed As	Date Resigned	Notes
23/07/2003	Director	23/07/2003	

Other Directorships

Company Name	Date Appointed	Date Resigned
36912 Limited	20/09/2001	24/10/2001
ADP Participations UK Limited	03/01/2001	11/04/2001
APRILWAY LIMITED	07/04/2003	04/07/2003
Astro Broadcast Corporation Plc	22/07/2003	23/07/2003
Balkan Broadcast Investments Limited	08/07/2003	17/07/2003
Bannercroft Limited	28/03/2000	19/04/2000
Blade Forex UK Limited	02/12/2003	04/12/2003
Bond Connect Europe Limited	29/02/2000	28/04/2000
Boneway Limited	18/11/2002	10/04/2003
Braxton Consulting Limited	20/05/2002	04/09/2002
Braxton GP Nominees Limited	26/11/2002	28/01/2003
Braxton Holding Limited	20/05/2002	04/09/2002
Braxton Limited	20/05/2002	04/09/2002
Braxton Outsourcing Limited	21/05/2002	04/09/2002
C-Bridge Internet Solutions United Kingdom Limited	29/02/2000	21/03/2000
CDC2020 PLC	13/11/2001	29/11/2001
Celestial Television Networks Limited	09/07/2003	01/08/2003
Centex Development Funding Company UK Limited	23/02/2001	26/03/2001
Centex Homes Limited	15/02/2002	31/05/2002
Centex Homes UK Limited	05/11/2002	25/11/2002
Centex Management Services Limited	15/02/2002	06/03/2002
Centex Strategic Land Limited	21/06/2002	21/08/2002
Chillihurst Limited	10/08/2000	08/11/2000
Cirsa (Holdings) Limited	29/02/2000	14/04/2000
Cirsa Finance Limited	28/03/2000	14/04/2000
Citrusbright Limited	10/08/2000	18/09/2000

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Directors and Secretaries

Other Directorships

Company Name	Date Appointed	Date Resigned
Clifford Chance Nominees Limited	24/11/1999	
Clifford Chance Nominees Limited	24/11/1999	
Clifford Chance Secretaries (CCA) Limited	15/11/1999	
Clifford Chance Secretaries (CCA) Limited	15/11/1999	
Clifford Chance Secretaries Limited	24/11/1999	
Clifford Chance Secretaries Limited	24/11/1999	
Clovebay Limited	23/02/2001	20/03/2001
Colyzeo GP Limited	30/06/2003	30/06/2003
Colyzeo Investment Advisors Limited	15/05/2003	25/07/2003
Colyzeo Investment Management Limited	09/06/2003	18/06/2003
Colyzeo LP Limited	15/05/2003	30/06/2003
Conxion Europe Limited	20/09/2001	22/10/2001
CQ General Partner Limited	29/07/2002	08/10/2002
Creambay Limited	10/08/2000	08/11/2000
Creambridge Limited	10/08/2000	18/09/2000
Creamglade Limited	10/08/2000	08/11/2000
Create TV & Film Limited	18/11/2002	13/12/2002
CSI Wood Protection Limited	10/08/2000	08/11/2000
CSX World Crane Services U.K. Limited	07/04/2003	13/05/2003
CSX World Terminals (Europe) Limited	19/05/2000	18/07/2000
CVC Silver Nominee Limited	15/05/2003	04/06/2003
Cyrenaic Investments (UK) Limited	20/05/2002	07/08/2002
Damovo Corporate Services Limited	03/01/2001	28/03/2001
Damovo UK Finance II Limited	03/01/2001	28/03/2001
DC Outsourcing Holding U.K. Limited	18/12/2000	12/01/2001
DC Outsourcing U.K. Limited	18/12/2000	12/01/2001
Demot UKCo Limited	23/04/2003	25/04/2003
DoCoMo Europe Limited	14/09/2000	31/10/2000
Duchesspark Limited	10/11/2003	23/12/2003
Duke Energy Merchants Investments (UK) Limited	01/05/2001	31/05/2001
Duke Energy Merchants Trading and Marketing (UK) Limited	18/12/2000	26/02/2001
Elfplace Limited	15/05/2003	17/06/2003
EQT Mezzanine (UK) Limited	10/08/2000	23/10/2000
Equavant (UK) Limited	04/05/2000	16/06/2000
Exonomy Limited	28/11/2001	04/12/2001
Famous Entertainment, Ltd	21/06/2002	18/06/2003
FIPRA International Limited	29/02/2000	31/03/2000
First Aqua Limited	15/02/2002	01/03/2002
Gap (UK) Limited	28/01/2000	02/02/2000
Gateway Dynamics Ltd	14/09/2000	30/11/2000
Global Crossing IXnet EMEA Holdings Limited	14/06/2001	03/07/2001
Global Life Science Ventures Limited	30/03/2001	17/07/2001

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Directors and Secretaries

Other Directorships

Company Name	Date Appointed	Date Resigned
GMAC Commercial Mortgage Lending Limited	20/05/2002	12/07/2002
Golden Five Limited	18/12/2000	05/04/2001
Graham Packaging European Services Limited	03/01/2002	16/05/2002
Herbspring (December 2000 Sale) Limited	04/05/2000	13/12/2000
Hobart Holdings Limited	28/03/2000	22/05/2000
Hobart Property PLC	20/04/2000	22/05/2000
Icom Mobile Ltd.	14/09/2000	16/02/2001
Ingenio Europe Limited	15/05/2003	25/11/2003
Intercrossroads UK Limited	08/07/2003	22/07/2003
Jupitervale Limited	12/07/2001	06/11/2001
L'Artisan Parfumeur Limited	13/12/2002	17/01/2003
Leek Finance Holdings Number Eight Limited	15/02/2002	26/03/2002
Leek Finance Holdings Number Eleven Limited	20/05/2002	13/08/2002
Leek Finance Holdings Number Eleven Limited	10/06/2003	23/07/2003
Leek Finance Holdings Number Five Limited	21/05/2001	04/06/2001
Leek Finance Holdings Number Nine Limited	15/02/2002	26/03/2002
Leek Finance Holdings Number Seven Limited	20/09/2001	29/10/2001
Leek Finance Holdings Number Six Limited	21/05/2001	04/06/2001
Leek Finance Holdings Number Ten Limited	18/11/2002	04/02/2003
Leek Finance Number Eight Limited	15/02/2002	26/03/2002
Leek Finance Number Eleven Limited	20/05/2002	13/08/2002
Leek Finance Number Five Limited	21/05/2001	04/06/2001
Leek Finance Number Nine Limited	15/02/2002	26/03/2002
Leek Finance Number Seven Plc	20/09/2001	29/10/2001
Leek Finance Number Six Limited	21/05/2001	04/06/2001
Leek Finance Number Ten Plc	13/12/2002	04/02/2003
Lynchwood Mortgages No. 1 Limited	24/06/2002	18/09/2002
Mad Catz Europe Limited	20/06/2000	20/10/2000
Mad Catz Limited	20/06/2000	20/10/2000
MAE Leasing Limited	14/09/2000	15/12/2000
Mandarin Aviation Limited	23/02/2001	09/05/2001
Market Axess Europe Limited	20/06/2000	08/08/2000
Matchwork UK Ltd	20/06/2000	24/08/2000
Meerbrook Finance Holdings Number Two Limited	02/03/2003	17/04/2003
Meerbrook Finance Number Two Limited	02/03/2003	17/04/2003
Mitsubishi Pharma Europe Ltd	03/01/2001	08/03/2001
Mustardgrange Limited	10/08/2000	08/11/2000
MWM Consulting Limited	20/09/2001	17/12/2001
NBSC Pension Trustees Limited	08/07/2003	21/08/2003
NEC-Mitsubishi Electronics Display UK Limited	04/05/2000	17/05/2000
Neonvale Limited	09/06/2003	
NMas1 UK Limited	28/11/2001	16/04/2002

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Other Directorships

Company Name	Date Appointed	Date Resigned
Oceanic Client Services (UK) Limited	21/05/2001	07/06/2001
Ochtar Capital Partners (UK) Limited	08/07/2003	22/10/2003
Omedian Limited	01/09/2003	22/10/2003
Platform Home Loans Holdings No. 2 Limited	20/06/2000	16/08/2000
Platform Home Loans No. 2 Plc	19/05/2000	16/08/2000
Platform Home Loans Options No. 2 Limited	20/06/2000	16/08/2000
Preferred Funding Five Limited	14/10/2003	24/10/2003
Preferred Funding Four Limited	15/05/2003	03/07/2003
Preferred Funding Limited	29/02/2000	12/04/2000
Preferred Funding Three Limited	05/12/2002	25/02/2003
Preferred Funding Two Limited	04/05/2000	23/10/2000
Preferred Funding Two Limited	04/05/2000	23/10/2000
Preferred Residential Securities 5 PLC	20/05/2002	02/08/2002
Preferred Residential Securities 6 PLC	19/03/2003	01/04/2003
PRS 6 Parent Limited	21/01/2003	27/03/2003
RHC EU Corporation Limited	14/01/2004	07/04/2004
Rochester Tobacco Company Limited	19/04/2002	14/06/2002
Rockwood Additives Limited	10/08/2000	08/11/2000
Rockwood Specialties Limited	10/08/2000	08/11/2000
Rolex Limited	20/05/2002	26/11/2002
Rolex UK Limited	28/11/2001	26/11/2002
RP Funding Limited	29/02/2000	23/08/2000
Rudyard Finance Holdings Number One Limited	21/06/2002	22/08/2002
Rudyard Finance Number One Plc	29/07/2002	22/08/2002
Sanmina-SCI PC Operations Limited	08/02/2002	11/02/2002
Sanmina-SCI U.K. Limited	08/02/2002	11/02/2002
Sendo Holdings Plc	18/07/2000	03/11/2000
Shintoa (UK) Ltd	13/10/2003	10/12/2003
Southern Pacific B Limited	12/07/2001	11/09/2001
Southern Pacific D Parent Limited	03/01/2002	16/04/2002
Southern Pacific F Parent Limited	05/12/2002	07/01/2003
Southern Pacific G Parent Limited	19/03/2003	15/04/2003
Southern Pacific Residuals Limited	28/08/2001	16/10/2001
Southern Pacific Securities D Plc	23/01/2002	17/04/2002
Southern Pacific Securities F Plc	05/12/2002	10/01/2003
Southern Pacific Securities G PLC	21/03/2003	16/04/2003
Sphera Optical Networks (UK) Limited	10/08/2000	02/10/2000
SPML Mortgage Funding Limited	02/03/2003	28/04/2003
SPV Advisors Limited	15/02/2002	23/04/2002
Staffordgrange Limited	06/12/2002	05/03/2003
Stampbay Limited	02/03/2003	03/04/2003
Stampdew Limited	02/03/2003	06/05/2003

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Other Directorships

Company Name	Date Appointed	Date Resigned
Success Models Management Limited	19/05/2000	04/09/2000
Swift 596 Limited	28/02/1997	
Swift 596 Limited	28/02/1997	
Swiss Re Specialised Investments Holdings (UK) Limited	20/05/2002	06/08/2002
Team Salamander Limited	20/09/2001	17/12/2001
TLLC 5A Limited	18/11/2002	09/12/2002
TLLC 5A Limited	18/11/2002	09/12/2002
TLLC BridgeCo1 Limited	05/11/2002	12/12/2002
TLLC BridgeCo10 Limited	13/11/2002	12/12/2002
TLLC BridgeCo2 Limited	13/11/2002	12/12/2002
TLLC BridgeCo3 Limited	13/11/2002	12/12/2002
TLLC BridgeCo4 Limited	13/11/2002	12/12/2002
TLLC BridgeCo5 Limited	13/11/2002	12/12/2002
TLLC BridgeCo6 Limited	13/11/2002	12/12/2002
TLLC BridgeCo7 Limited	13/11/2002	12/12/2002
TLLC BridgeCo8 Limited	13/11/2002	12/12/2002
TLLC BridgeCo9 Limited	13/11/2002	12/12/2002
TLLC CMPropCo 5 Limited	13/11/2002	12/12/2002
TLLC CMPropCo1 Limited	13/11/2002	12/12/2002
TLLC CMPropCo10 Limited	26/11/2002	12/12/2002
TLLC CMPropCo11 Limited	26/11/2002	12/12/2002
TLLC CMPropCo12 Limited	26/11/2002	12/12/2002
TLLC CMPropCo2 Limited	13/11/2002	12/12/2002
TLLC CMPropCo3 Limited	13/11/2002	12/12/2002
TLLC CMPropCo4 Limited	13/11/2002	12/12/2002
TLLC CMPropCo6 Limited	13/11/2002	12/12/2002
TLLC CmPropCo7 Limited	13/11/2002	12/12/2002
TLLC CMPropCo8 Limited	18/11/2002	12/12/2002
TLLC CMPropCo9 Limited	26/11/2002	12/12/2002
TLLC DevCo1 Limited	13/11/2002	12/12/2002
TLLC Group Holdings Limited	18/11/2002	09/12/2002
TLLC Group Holdings Limited	18/11/2002	09/12/2002
TLLC Holdings 4 Limited	13/11/2002	09/12/2002
TLLC Holdings2 Limited	13/11/2002	09/12/2002
TLLC Holdings2 Limited	13/11/2002	09/12/2002
TLLC Holdings3 Limited	13/11/2002	09/12/2002
TLLC Holdings3 Limited	13/11/2002	09/12/2002
TLLC Holdings4 Limited	13/11/2002	09/12/2002
TLLC Holdings5 Limited	18/11/2002	09/12/2002
TLLC Holdings5 Limited	18/11/2002	09/12/2002
TLLC LevPropCo1 Limited	14/11/2002	12/12/2002
TLLC LevPropCo10 Limited	05/11/2002	12/12/2002

We hereby certify this
to be a true copy of the
original.
Signed Carroll
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Other Directorships

Company Name	Date Appointed	Date Resigned
TLLC LevPropCo2 Limited	13/11/2002	12/12/2002
TLLC LevPropCo3 Limited	05/11/2002	12/12/2002
TLLC LevPropCo4 Limited	05/11/2002	12/12/2002
TLLC LevPropCo5 Limited	05/11/2002	12/12/2002
TLLC LEVPROPCO6 LIMITED	05/11/2002	12/12/2002
TLLC LevPropCo7 Limited	05/11/2002	12/12/2002
TLLC LevPropCo8 Limited	05/11/2002	12/12/2002
TLLC LevPropCo9 Limited	05/11/2002	12/12/2002
TLLC Limited	14/11/2002	09/12/2002
TLLC Limited	14/11/2002	09/12/2002
TLLC PropHoldCo1 Limited	13/11/2002	12/12/2002
TLLC Propholdco2 Limited	13/11/2002	12/12/2002
TLLC Regents Palace Limited	13/11/2002	12/12/2002
TLLC SpareCo Limited	13/11/2002	12/12/2002
Transocean UK Limited	20/06/2000	06/11/2000
Utility Grid Installations Limited	28/03/2000	10/05/2000
VMBS Overseas (UK) Ltd.	18/11/2002	31/03/2003
Wafa Cash Limited	18/11/2002	19/12/2002
Weather & Traffic Information Services Limited	23/02/2001	18/05/2001
Wheelbrook Plc	11/07/2003	23/07/2003
Wilmington Trust (UK) Limited	28/11/2001	22/01/2002
Xchanging Procurement Services (Holdco) Limited	21/05/2001	14/06/2001
Xchanging Procurement Services Limited	21/05/2001	14/06/2001
XL Gracechurch Limited	07/04/2003	05/06/2003
Xpanse No. 2 Limited	20/09/2001	19/10/2001
XUK Holdco (No.2) Limited	21/05/2001	14/06/2001
ZCM Assets (UK) No. 1 Limited	12/07/2001	30/07/2001
ZCM Assets (UK) No.2 Limited	12/07/2001	02/08/2001
ZCM Assets (UK) No.4 Limited	20/09/2001	12/11/2001
ZCM Assets (UK) No.5 Limited	20/09/2001	12/11/2001

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Directors and Secretaries

Name	**David John Pudge**
Address	20 Herondale Avenue, London, SW18 3JL, England
Folio Ref	DJP

Date of Birth	11/08/1965
Occupation	Solicitor
Nationality	British

Past Appointments

Date Appointed	Appointed As	Date Resigned	Notes
23/07/2003	Director	23/07/2003	

Other Directorships

Company Name	Date Appointed	Date Resigned
APRILWAY LIMITED	07/04/2003	04/07/2003
Astro Broadcast Corporation Plc	22/07/2003	23/07/2003
Balkan	08/07/2003	
Balkan Broadcast Investments Limited	08/07/2003	17/07/2003
Blade Forex UK Limited	02/12/2003	04/12/2003
Celestial Television Networks Limited	09/07/2003	01/08/2003
Clifford Chance Nominees Limited	03/12/2002	
Clifford Chance Secretaries (CCA) Limited	03/12/2002	
Clifford Chance Secretaries Limited	03/12/2002	
Colyzeo GP Limited	15/05/2003	30/06/2003
Colyzeo Investment Advisors Limited	15/05/2003	25/07/2003
Colyzeo Investment Management Limited	09/06/2003	18/06/2003
Colyzeo LP Limited	15/05/2003	30/06/2003
CSX World Crane Services U.K. Limited	07/04/2003	13/05/2003
CVC Silver Nominee Limited	15/05/2003	04/06/2003
Demot UKCo Limited	23/04/2003	25/04/2003
Duchesspark Limited	10/11/2003	23/12/2003
Elfplace Limited	15/05/2003	17/06/2003
Ingenio Europe Limited	15/05/2003	25/11/2003
Intercrossroads UK Limited	08/07/2003	22/07/2003
Leek Finance Holdings Number Eleven Limited	10/06/2003	23/07/2003
NBSC Pension Trustees Limited	08/07/2003	21/08/2003
Ochtar Capital Partners (UK) Limited	08/07/2003	22/10/2003
Omedian Limited	01/09/2003	22/10/2003
Preferred Funding Five Limited	14/10/2003	24/10/2003
Preferred Funding Four Limited	15/05/2003	03/07/2003

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Other Directorships

Company Name	Date Appointed	Date Resigned
Preferred Residential Securities 6 PLC	19/03/2003	01/04/2003
RHC EU Corporation Limited	14/01/2004	07/04/2004
Shintoa (UK) Ltd	13/10/2003	10/12/2003
Southern Pacific Securities G PLC	21/03/2003	16/04/2003
Wheelbrook Plc	11/07/2003	23/07/2003
XL Gracechurch Limited	07/04/2003	05/06/2003

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Directors and Secretaries

Name	**Rohana Rozhan**
Address	40, Jalan TR2/1, Tropicana Golf & Country Resort Petaling Jaya 47410, Malaysia
Folio Ref	ROZHAN-R

Date of Birth	
Occupation	Company Secretary
Nationality	Malaysian

Current Appointments

Date Appointed	Appointed As	Notes
14/08/2003	Joint Secretary	

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Directors and Secretaries

Name	**Lim Lay Fong**
Address	39 Jalan SL 6/9, Bandar Baru Sungai Long, Jalan Cheras Kajang Selangor 43000, Malaysia
Folio Ref	FONG-LL

Date of Birth	
Occupation	Company Secretary
Nationality	Malaysian

Past Appointments

Date Appointed	Appointed As	Date Resigned	Notes
23/07/2003	Secretary	29/03/2004	

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Directors and Secretaries

Name	Clifford Chance Secretaries Limited
Address	10 Upper Bank Street, London, E14 5JJ
Folio Ref	LS20

Date of Birth	
Occupation	
Nationality	

Past Appointments

Date Appointed	Appointed As	Date Resigned	Notes
23/07/2003	Secretary	23/07/2003	

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

2.3 REGISTER TRANSFERS

ASTRO ALL ASIA NETWORKS plc

Register of Transfers

Date
15/12/2003

Registration No
4841085

We hereby certify this to be a true copy of the original.
Signed [signature]
Clifford Chance 15/12/03
Limited Liability Partnership
[illegible] Upper Bank Street
London E14 5JJ

RECEIVED
2004 SEP -9 A 11:[illegible]
OFFICE OF INTERNATIONAL CORPORATE FINANCE

£0.10 Ordinary shares

Transfer Number	Transfer Date	Transferor Name and Address	Transferor Folio Ref	Transferor Certificate	Transferee Name and Address	Transferee Folio Ref	Transferee Certificate	Shares Transferred	Price Per Share	Total Amount Agreed to be Paid
3	20/09/2003	Lim Lay Fong 39 Jalan SL 6/9, Bandar Baru Sungai Long, Jalan Cheras, Kajang Selangor 43000, Malaysia	FONG-LL	--	Pacific Broadcast Systems N.V. P.O. Box 3141, Kaya W.F.G. (Jombi) Mensing 36, Willemstad, Curacao, Netherlands Antilles	PACIBRSYNV		10	£0.10	£1.00
4	20/09/2003	Liew Wei Yee Sharon No. 8, Jalan Prima 3/4, Taman Puchong Prima, Selangor 47100 Malaysia	SHARON-LWY	--	Pacific Broadcast Systems N.V. P.O. Box 3141, Kaya W.F.G. (Jombi) Mensing 36, Willemstad, Curacao, Netherlands Antilles	PACIBRSYNV	--	10	£0.10	£1.00
7	22/10/2003	All Asia Media Equities Ltd c/o Level 39, Menara Maxis, Kuala Lumpur City Centre, Kuala Lumpur 50088, Malaysia	ALLASMEEQ	17 (Can)	RHB Nominees (Asing) Sdn Bhd Level 9 Tower One, RHB Centre, Jalan Tun Razak, Kuala Lumpur 50400, Malaysia	RHBNOASSB	14	388,284,436	£0.00	£0.00
8	22/10/2003	All Asia Media Equities Ltd c/o Level 39, Menara Maxis, Kuala Lumpur City Centre, Kuala Lumpur 50088, Malaysia	ALLASMEEQ	--	RHB Nominees (Asing) Sdn Bhd Level 9 Tower One, RHB Centre, Jalan Tun Razak, Kuala Lumpur 50400, Malaysia	RHBNOASSB	15	801,436	£0.00	£0.00
9	22/10/2003	East Asia Broadcast Network Systems N.V. P.O. Box 3141, Kaya W.F.G. (Jombi) Mensing 36, Willemstad, Curacao, Netherlands Antilles	EASTABNSNV	--	RHB Nominees (Asing) Sdn Bhd Level 9 Tower One, RHB Centre, Jalan Tun Razak, Kuala Lumpur 50400, Malaysia	RHBNOASSB	16	162,016,400	£0.00	£0.00
10	22/10/2003	Pacific Broadcast Systems N.V. P.O. Box 3141, Kaya W.F.G. (Jombi) Mensing 36, Willemstad, Curacao, Netherlands Antilles	PACIBRSYNV	--	RHB Nominees (Asing) Sdn Bhd Level 9 Tower One, RHB Centre, Jalan Tun Razak, Kuala Lumpur 50400, Malaysia	RHBNOASSB	17	54,005,486	£0.00	£0.00
11	22/10/2003	Southpac Investment Limited N.V. P.O. Box 3141, Kaya W.F.G. (Jombi) Mensing 36, Willemstad, Curacao,	SOUTINNV	--	RHB Nominees (Asing) Sdn Bhd Level 9 Tower One, RHB Centre, Jalan Tun Razak, Kuala Lumpur 50400, Malaysia	RHBNOASSB	18	54,005,466	£0.00	£0.00

Date
15/12/2003

ASTRO ALL ASIA NETWORKS plc

Register of Transfers

Registration No
4841085

Transfer Number	Transfer Date	Transferor Name and Address	Transferor Folio Ref	Transferor Certificate	Transferee Name and Address	Transferee Folio Ref	Transferee Certificate	Shares Transferred	Price Per Share	Total Amount Agreed to be Paid
		Netherlands Antilles								
12	22/10/2003	Home View Limited N.V. Kaya W.F.G. (Jombi), Mensing 36, Curacao, Netherlands Antilles	HOMEVINV	--	RHB Nominees (Asing) Sdn Bhd Level 9 Tower One, RHB Centre, Jalan Tun Razak, Kuala Lumpur 50400, Malaysia	RHBNOASSB	19	54,005,466	£0.00	£0.00

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 15/12/03
Limited Liability Partnership
1 Upper Bank Street
London E14 5JJ

STRO ALL ASIA NETWORKS lc

Register of Transfers

£1.00 Redeemable Preference shares

Transfer Number	Transfer Date	Transferor Name and Address	Transferor Folio Ref	Transferor Certificate	Transferee Name and Address	Transferee Folio Ref	Transferee Certificate	Shares Transferred	Price Per Share	Total Amount Agreed to be Paid
13	22/10/2003	Home View Limited N.V. Kaya W.F.G. (Jombi), Mensing 36, Curacao, Netherlands Antilles	HOMEVINV	--			--	49,998	£1.00	£49,998.00

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 15/12/03
Limited Liability Partnership
1 Upper Bank Street
London E14 5JJ

Date
15/12/2003

ASTRO ALL ASIA NETWORKS plc

Register of Transfers

Registration No
4841085

£1.00 Ordinary (Cancelled) shares

Transfer Number	Transfer Date	Transferor Name and Address	Transferor Folio Ref	Transferor Certificate	Transferee Name and Address	Transferee Folio Ref	Transferee Certificate	Shares Transferred	Price Per Share	Total Amount Agreed to be Paid
1	23/07/2003	Clifford Chance Nominees Limited 10 Upper Bank Street, London, E14 5JJ	LS19	--	Lim Lay Fong 39 Jalan SL 6/9, Bandar Baru Sungai Long, Jalan Cheras, Kajang Selangor 43000, Malaysia	FONG-LL	--	1	£1.00	£1.00
2	23/07/2003	Clifford Chance Secretaries Limited 10 Upper Bank Street, London, E14 5JJ	LS20	--	Liew Wei Yee Sharon No. 8, Jalan Prima 3/4, Taman Puchong Prima, Selangor 47100, Malaysia	SHARON-LWY	--	1	£1.00	£1.00

We hereby certify this
to be a true copy of the
original.
Signed [signature] 15/12/03
Clifford Chance
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

2.4 REGISTER OF APPLICATIONS AND ALLOTMENTS

ASTRO ALL ASIA NETWORKS plc

Register of Applications and Allotments

Date
15/12/2003

Registration No
4841085

We hereby certify this to be a true copy of the original.
Signed [signature]
Clifford Chance 15/12/03
Limited Liability Partnership
10 Upper Bank Street
E14

RECEIVED
2004 SEP -9 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

£0.10 Ordinary shares

Allotted To: Name and Address	Folio Ref	Allotment Number	Application Date	Application Shares	Allotment Date	Allotment Shares	Certificate Number		Issue Price Per Share	Total Amount Agreed to be Paid
East Asia Broadcast Network Systems N.V. P.O. Box 3141, Kaya W.F.G. (Jombi) Mensing 36, Willemstad, Curacao, Netherlands Antilles The share certificate will be prefixed with a "P00" to show that the shareholder is on the principle register held in the UK.	EASTABNSNV	3	20/09/2003	162,016,400	20/09/2003	162,016,400	10	(Can)	£0.10	£16,201,640.00
Pacific Broadcast Systems N.V. P.O. Box 3141, Kaya W.F.G. (Jombi) Mensing 36, Willemstad, Curacao, Netherlands Antilles The share certificate will be prefixed with a "P00" to show that the shareholder is on the principle register held in the UK.	PACIBRSYNV	4	20/09/2003	54,005,466	20/09/2003	54,005,466	11	(Can)	£0.10	£5,400,546.60
Southpac Investment Limited N.V. P.O. Box 3141, Kaya W.F.G. (Jombi) Mensing 36, Willemstad, Curacao, Netherlands Antilles The share certificate will be prefixed with a "P00" to show that the shareholder is on the principle register held in the UK.	SOUTINNV	5	20/09/2003	54,005,466	20/09/2003	54,005,466	12	(Can)	£0.10	£5,400,546.60
Home View Limited N.V. Kaya W.F.G. (Jombi), Mensing 36, Curacao, Netherlands Antilles The share certificate will be prefixed with a "P00" to show that the shareholder is on the principle register held in the UK.	HOMEVINV	6	20/09/2003	54,005,466	20/09/2003	54,005,466	13	(Can)	£0.10	£5,400,546.60
All Asia Media Equities Ltd c/o Level 39, Menara Maxis, Kuala Lumpur City Centre, Kuala Lumpur 50088, Malaysia The share certificate will be prefixed with a "P00" to show that the shareholders is on the principle register held in the UK.	ALLASMEEQ	7	20/09/2003	388,284,436	20/09/2003	388,284,436	8	(Can)	£0.10	£38,828,443.60
All Asia Media Equities Ltd c/o Level 39, Menara Maxis, Kuala Lumpur City Centre, Kuala Lumpur 50088, Malaysia	ALLASMEEQ	8	20/09/2003	801,436	20/09/2003	801,436	9	(Can)	£0.10	£80,143.60

Date 15/12/2003

Date
15/12/2003

ASTRO ALL ASIA NETWORKS plc

Register of Applications and Allotments

Registration No
4841085

We hereby certify this to be a true copy of the original.
Signed [signature]
Clifford Chance 15/12/03
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Allotted To: Name and Address	Folio Ref	Allotment Number	Application Date	Application Shares	Allotment Date	Allotment Shares	Certificate Number	Issue Price Per Share	Total Amount Agreed to be Paid
The share certificate will be prefixed with a "P00" to show that the shareholder is on the principle register held in the UK.									
Malaysian Central Depository Nominees Sdn Bhd 6th Floor , Exchange Square , Bukit Kewangan, Kuala Lumpur 50200, Malaysia The shareholder will appear in the overseas branch register held at 11th Floor, Tower Block, Kompleks Antarabangsa, Jalan Sultan Ismail, Kuala Lumpar 50250, Malaysia. A duplicate of the overseas branch register is kept at 10 Upper Bank Street, London	MALAYCDNSB	9	22/10/2003	425,000,000	22/10/2003	425,000,000	--	£0.10	£0.00 Malaysian RM4.06 per share
Malaysian Central Depository Nominees Sdn Bhd 6th Floor , Exchange Square , Bukit Kewangan, Kuala Lumpur 50200, Malaysia The shareholder will appear in the overseas branch register held at 11th Floor, Tower Block, Kompleks Antarabangsa, Jalan Sultan Ismail, Kuala Lumpur 50250, Malaysia. A duplicate of the overseas branch register is kept at 10 Upper Bank Street, London	MALAYCDNSB	10	22/10/2003	83,400,000	22/10/2003	83,400,000	--	£0.10	£0.00 Malaysian RM3.65 per share
Khazanah Nasional Berhad 22nd Floor, Menara Dato Onn,, Pusat Dagangan Dunia Putra 41, Jalan Tun Ismail, Kuala Lumpar 50480, Malaysia The shareholder will appear in the overseas branch register held at 11th Floor, Tower Block, Kompleks Antarabangsa, Jalan Sultan Ismail, Kuala Lumpur 50250, Malaysia. A duplicate of the overseas branch register is kept at 10 Upper Bank Street, London	KHAZNASBER	11	22/10/2003	224,809,885	22/10/2003	224,809,885	--	£0.10	£22,480,988.50

STRO ALL ASIA NETWORK plc

Register of Applications and Allotments

Registration No
4841085

Date
15/12/2003

Allotted To		Allotment	Application		Allotment		Certificate	Issue Price	Total Amount
£1.00 Redeemable Preference shares									
Name and Address	Folio Ref	Allotment Number	Date	Shares	Date	Shares	Certificate Number	Issue Price Per Share	Total Amount Agreed to be Paid
Home View Limited N.V. Kaya W.F.G. (Jombi), Mensing 36, Curacao, Netherlands Antilles The share certificate will be prefixed with a "P00" to show the shareholder is on the principle register held in the UK.	HOMEVINV	1	03/09/2003	49,998	03/09/2003	49,998	5 (Can)	£1.00	£49,998.00

We hereby certify this
to be a true copy of the
original.
Signed *[signature]*
Clifford Chance 15/12/03
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

RECEIVED
2004 SEP -9 A 11:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2.5 REGISTER OF DIRECTORS SHAREHOLDINGS

ASTRO ALL ASIA NETWORKS plc
REGISTER OF DIRECTORS' INTERESTS

NAME OF DIRECTOR: Dato' Haji Badri Bin Haji Masri

PARTICULARS RELATING TO SHARES OF WHICH THE DIRECTOR IS A REGISTERED HOLDER

WITH RESPECT TO SHARES IN THE COMPANY						WITH RESPECT TO SHARES IN RELATED CORPORATIONS							
DATE	ACQUIRED		DISPOSED	SHAREHOLDING		DATE	NAME OF CORPORATION	ACQUIRED		DISPOSED	SHAREHOLDING		
	No. of Shares	Price or other consideration	No. of Shares	No. of Shares	%			No. of Shares	Price or other consideration	No. of Shares	No. of Shares	%	

PARTICULARS RELATING TO SHARES IN WHICH THE DIRECTOR HAS AN INTEREST

DATE	ACQUIRED		DISPOSED	IN THE COMPANY		SHARES REGISTERED IN NAME OF:	NATURE AND EXTENT OF INTEREST	IN RELATED CORPORATIONS		
	No. of Shares	Price or other consideration	No. of Shares	No. of Shares	%			NAME OF CORPORATION	No. of Shares	%
22.10.03	500,000	Cash		500,000	0.0261	RHB Capital Nominees (Tempatan) Sdn Bhd	Indirect held by nominees			
10.02.2004			500,000				Shares sold to Ratna Pelangi Sdn Bhd			
18.02.2004	500,000			500,000	0.0261	Ratna Pelangi Sdn Bhd	Acquired 99% direct interest in Ratna Pelangi Sdn Bhd			

We hereby certify this to be a true copy of the original
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street

ASTRO ALL ASIA NETWORKS plc
REGISTER OF DIRECTORS' INTERESTS

NAME OF DIRECTOR: Augustus Ralph Marshall

PARTICULARS RELATING TO SHARES OF WHICH THE DIRECTOR IS A REGISTERED HOLDER

WITH RESPECT TO SHARES IN THE COMPANY						WITH RESPECT TO SHARES IN RELATED CORPORATIONS						
DATE	ACQUIRED		DISPOSED No. of Shares	SHAREHOLDING		DATE	NAME OF CORPORATION	ACQUIRED		DISPOSED No. of Shares	SHAREHOLDING	
	No. of Shares	Price or other consideration		No. of Shares	%			No. of Shares	Price or other consideration		No. of Shares	%

PARTICULARS RELATING TO SHARES IN WHICH THE DIRECTOR HAS AN INTEREST

DATE	ACQUIRED		DISPOSED No. of Shares	IN THE COMPANY		SHARES REGISTERED IN NAME OF:	NATURE AND EXTENT OF INTEREST	IN RELATED CORPORATIONS		
	No. of Shares	Price or other consideration		No. of Shares	%			NAME OF CORPORATION	No. of Shares	%
22.10.03	1,000,000	Cash		1,000,000	0.0523	Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd	Indirect held by nominees			

We hereby certify this to be a true copy of the original.
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street

London-1/1043406

A4260/00015

ASTRO ALL ASIA NETWORKS plc
REGISTER OF DIRECTORS' INTERESTS

NAME OF DIRECTOR: Tan Poh Ching

PARTICULARS RELATING TO SHARES OF WHICH THE DIRECTOR IS A REGISTERED HOLDER

WITH RESPECT TO SHARES IN THE COMPANY						WITH RESPECT TO SHARES IN RELATED CORPORATIONS						
DATE	ACQUIRED		DISPOSED	SHAREHOLDING		DATE	NAME OF CORPORATION	ACQUIRED		DISPOSED	SHAREHOLDING	
	No. of Shares	Price or other consideration	No. of Shares	No. of Shares	%			No. of Shares	Price or other consideration	No. of Shares	No. of Shares	%

RECEIVED
2004 SEP -9 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PARTICULARS RELATING TO SHARES IN WHICH THE DIRECTOR HAS AN INTEREST

DATE	ACQUIRED		DISPOSED	IN THE COMPANY		SHARES REGISTERED IN NAME OF:	NATURE AND EXTENT OF INTEREST	IN RELATED CORPORATIONS		
	No. of Shares	Price or other consideration	No. of Shares	No. of Shares	%			NAME OF CORPORATION	No. of Shares	%
22.10.03	500,000	Cash		500,000	0.0261	RHB Capital Nominees (Tempatan) Sdn Bhd	Indirect held by nominees			

We hereby certify this to be a true copy of the original.
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

London-1/1043406

A4260/00015

ASTRO ALL ASIA NETWORKS plc
REGISTER OF DIRECTORS' INTERESTS

NAME OF DIRECTOR: Dato' Mohamed Khadar Bin Merican

PARTICULARS RELATING TO SHARES OF WHICH THE DIRECTOR IS A REGISTERED HOLDER

WITH RESPECT TO SHARES IN THE COMPANY						WITH RESPECT TO SHARES IN RELATED CORPORATIONS						
DATE	ACQUIRED		DISPOSED	SHAREHOLDING		DATE	NAME OF CORPORATION	ACQUIRED		DISPOSED	SHAREHOLDING	
	No. of Shares	Price or other consideration	No. of Shares	No. of Shares	%			No. of Shares	Price or other consideration	No. of Shares	No. of Shares	%

PARTICULARS RELATING TO SHARES IN WHICH THE DIRECTOR HAS AN INTEREST

DATE	ACQUIRED		DISPOSED	IN THE COMPANY		SHARES REGISTERED IN NAME OF:	NATURE AND EXTENT OF INTEREST	IN RELATED CORPORATIONS		
	No. of Shares	Price or other consideration	No. of Shares	No. of Shares	%			NAME OF CORPORATION	No. of Shares	%
22.10.03	250,000	Cash		250,000	0.0131	RHB Capital Nominees (Tempatan) Sdn Bhd	Indirect held by nominees			

We hereby certify this to be a true copy of the original.
Signed [signature] 28/5/04
Clifford Chance
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

London-1/1043406

A4260/00015

We hereby certify this to be a true copy of the original.
Signed [signature]
Clifford Chance 28/5/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc
REGISTER OF DIRECTORS' INTERESTS

NAME OF DIRECTOR: Kuok Khoon Ho

PARTICULARS RELATING TO SHARES OF WHICH THE DIRECTOR IS A REGISTERED HOLDER

WITH RESPECT TO SHARES IN THE COMPANY						WITH RESPECT TO SHARES IN RELATED CORPORATIONS						
DATE	ACQUIRED		DISPOSED	SHAREHOLDING		DATE	NAME OF CORPORATION	ACQUIRED		DISPOSED	SHAREHOLDING	
	No. of Shares	Price or other consideration	No. of Shares	No. of Shares	%			No. of Shares	Price or other consideration	No. of Shares	No. of Shares	%
22.10.03	250,000	Cash		250,000	0.0131							

PARTICULARS RELATING TO SHARES IN WHICH THE DIRECTOR HAS AN INTEREST

DATE	ACQUIRED		DISPOSED	IN THE COMPANY		SHARES REGISTERED IN NAME OF:	NATURE AND EXTENT OF INTEREST	IN RELATED CORPORATIONS		
	No. of Shares	Price or other consideration	No. of Shares	No. of Shares	%			NAME OF CORPORATION	No. of Shares	%
22.10.03	14,000	Cash		14,000	0.0007	Kuok Brothers Sdn Bhd	Indirectly held through a company in which I and persons connected to me have interests of not less than 15%			

RECEIVED
2004 SEP -9 A 11:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2.6 REGISTER OF MORTGAGES AND CHARGES

ASTRO ALL ASIA NETWORKS plc

Register of Mortgages and Charges

Date
22/03/2004

Registration No
4841085

Mortgage or Charge Number	Date of Mortgage or Charge	Date of Registration	Date of Release	Description of Mortgage or Charge	Mortgages(s) or Person(s) Entitled to Charge	Amount Secured	Interest Rate	Particulars of Property Charged
1	26/09/2003	13/10/2003		Debenture	CIMB (L) Limited as Security Agent for each of the lenders and for itself (in such capacity the Security Agent).	All obligations owed by each Obligor and each Subsidary of each Obligor to the Agents or the Lenders (or any of them) under or pursuant to the Loan Documents, whether present or future, actual or contingent (and whether incurred by such Obligor or Subsidiary, alone or jointly and, whether as principle or surety or in some other capacity (the "Secured Laibilities").		CIMB (L) Limited, c/o 10th Floor, Bangunan CIMB Jalan Semantan, Damansara Heights Kuala Lumpur 50490, Malaysia
2	26/09/2003	13/10/2003		A Bank Accounts Assignment		All present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of the Assignor to any of the Secured Parties under the Credit Facility Agreement (the "Secured Liablities").		CIMB (L) Limited, c/o 10th Floor, Bangunan CIMB Jalan Semantan, Damansara Heights Kuala Lumpur 50490, Malaysia

RECEIVED
2004 SEP -9 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2.7 REGISTER OF SUBSTANTIAL INTEREST

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Date
10/05/2004

Registration No
4841085

Name	**All Asia Media Equities Ltd**
Address	c/o Ram Re House, 2nd Floor, 46 Reid Street, Hamilton HM 12, Bermuda.
Folio Ref	ALLASMEEQ

Material interests

£0.10 Ordinary shares

Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - direct holding shares registered in the company name.	389,085,872		389,085,872	1,185,548,576	32.819%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	389,085,872	1,410,358,461	27.588%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003. Event - Notification letter that the share are now held by RHB Nominees (Asing) SDN BHD so the company owns them indirectly as they are the sole beneficial owners of siad shares.	0	0	389,085,872	1,918,758,461	20.278%

RECEIVED
2004 SEP -9 A 11:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Name	**Berkat Nusantara Sdn. Bhd.**
Address	c/o Level 39, Menara Maxis, Kuala Lumpur City Centre Kuala Lumpur 50088, Malaysia
Folio Ref	BERKNUSDBH01

Material interests

£0.10 Ordinary shares								
Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - direct holding shares registered in the company name.	54,005,466		54,005,466	1,185,548,576	4.555%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	54,005,466	1,410,358,461	3.829%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	54,005,466	1,918,758,461	2.815%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Date
10/05/2004

Registration No
4841085

Name	**East Asia Broadcast Network Systems N.V.**
Address	P.O. Box 3141, Kaya W.F.G. (Jombi) Mensing 36, Willemstad, Curacao, Netherlands Antilles
Folio Ref	EASTABNSNV

Material interests

£0.10 Ordinary shares

Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - direct holding shares registered in the company name.	162,016,400		162,016,400	1,185,548,576	13.666%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	162,016,400	1,410,358,461	11.488%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	162,016,400	1,918,758,461	8.444%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Name	**East Asia Broadcast Systems Holdings N.V.**
Address	P.O. Box 3141, Kaya W.F.G. (Jombi), Mensing 36, Willemstad, Curacao, Netherlands Antilles
Folio Ref	EASTABSHNV

Material interests

£0.10 Ordinary shares								
Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - indirect holding represented by an interest in the companies which hold shares.	162,016,400		162,016,400	1,185,548,576	13.666%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	162,016,400	1,410,358,461	11.488%
22/102/003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	162,016,400	1,918,758,461	8.444%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Name	**Excorp Holdings N.V.**
Address	La Motte Chambers, La Motte Street, St. Helier, Channel Islands, JE1 1BJ, Jersey
Folio Ref	EXCOHONV

Material interests

£0.10 Ordinary shares

Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - indirect holding represented by an interest in the companies which hold shares.	479,619,973		479,619,973	1,185,548,576	40.456%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	479,619,973	1,410,358,461	34.007%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian *Central Depository Nominees* SDN BHD in preparation of the IPO on 29 October 2003.	0	0	479,619,973	1,918,758,461	24.996%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Date
10/05/2004

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Registration No
4841085

Name	Harapan Terus Sdn. Bhd.
Address	c/o Level 39, Menara Maxis, Kuala Lumpur City Centre Kuala Lumpur 50088, Malaysia
Folio Ref	HARATESDBH

Material interests

£0.10 Ordinary shares								
Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - indirect holding represented by an interest in the companies which hold shares.	177,446,535		177,446,535	1,185,548,576	14.967%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	177,446,535	1,410,358,461	12.582%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	177,446,535	1,918,758,461	9.248%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Date
10/05/2004

Registration No
4841085

Name	**Home View Holdings N.V.**
Address	P.O. Box 3141, Kaya W.F.G. (Jombi), Mensing 36, Willemstad, Curacao, Netherlands Antilles
Folio Ref	HOMEVIHONV

Material interests

£0.10 Ordinary shares								
Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - indirect holding represented by an interest in the companies which hold shares.	54,005,466		54,005,466	1,185,548,576	4.555%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	54,005,466	1,410,358,461	3.829%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	54,005,466	1,918,758,461	2.815%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Name	**Home View Limited N.V.**
Address	P.O. Box 3141, Kaya W.F.G. (Jombi), Mensing 36, Curacao, Netherlands Antilles.
Folio Ref	HOMEVINV

Material interests

£0.10 Ordinary shares

Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - direct holding shares registered in the company name.	54,005,466		54,005,466	1,185,548,576	4.555%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further issue of shares to Khazanah Nasional Bersad.	0	0	54,005,466	1,410,358,461	3.829%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	54,005,466	1,918,758,461	2.815%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Name	**Home View Systems N.V.**
Address	P.O. Box 3141, Kaya W.F.G. (Jombi), Mensing 36, Willemstad, Curacao, Netherlands Antilles
Folio Ref	HOMEVISYNV

Material interests

£0.10 Ordinary shares

Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - indirect holding represented by an interest in the companies which hold shares.	54,005,466		54,005,466	1,185,548,576	4.555%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	54,005,466	1,410,358,461	3.829%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	54,005,466	1,918,758,461	2.815%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Name	**Khazanah Nasional Berhad**
Address	22nd Floor, Menara Dato Onn, Pusat Dagangan Dunia Putra, 41, Jalan Tun Ismail Kuala Lumpur 50480, Malaysia
Folio Ref	KHAZNASBER

Material interests

£0.10 Ordinary shares

Date of Entry	Date of Event	Notified On	*Notification Details*	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - direct holding shares regsitered in the company *name.*	189,019,133		189,019,133	1,185,548,576	15.944%
22/10/2003	22/10/2003	22/10/2003	Notification letter - direct holding shares registered in the company name.	224,809,885		413,829,018	1,410,358,461	29.342%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian *Central* Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	413,829,018	1,918,758,461	21.568%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Date
10/05/2004

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Registration No
4841085

Name	**Masri, Dato' Haji Badri Bin Haji**
Address	No. 6 Jalan SS5B/5, Kelana Jaya Petaling Jaya 47301,, Selangor Darul Ehsan, Malaysia
Folio Ref	MASRI-DHBB01

Material interests

£0.10 Ordinary shares								
Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - indirect holding represented by an interest in the companies which hold shares.	177,446,535		177,446,535	1,185,548,576	14.967%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	177,446,535	1,410,358,461	12.582%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	177,446,535	1,918,758,461	9.248%
22/10/2003	22/10/2003	22/10/2003	Notification letter - allotment of shares directly to person.	500,000	0	177,946,535	1,918,758,461	9.28%
12/02/2004	12/02/2004	20/02/2004	Notification letter - disposal to Ratna Pelangi Sdn Bhd		500,000	177,446,535	1,918,758,461	9.248%
12/02/2004	12/02/2004	20/02/2004	Notification letter - acquisition of majority interest in Ratna Pelangi Sdn Bhd	500,000		177,946,535	1,918,758,461	9.28%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Name	**Merican, Mohamad Shahrin Bin**
Address	No.458 Taman Ampang Utama 68000 Ampang, Selangor Darul Ehsan, Malaysia
Folio Ref	MERICA-MSB

Material interests

£0.10 Ordinary shares

Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - indirect holding represented by an interest in the companies which hold shares.	177,446,535		177,446,535	1,185,548,576	14.967%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	177,446,535	1,410,358,461	12.582%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	177,446,535	1,918,758,461	9.248%
22/10/2003	22/10/2003	22/10/2003	Notification letter - 166,600 shares directly held in the persons name.	166,600		177,613,135	1,918,758,461	9.257%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Date
10/05/2004

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Registration No
4841085

Name	**Nusantara Barat Sdn. Bhd.**
Address	c/o Level 39, Menara Maxis, Kuala Lumpur City Centre Kuala Lumpur 50088, Malaysia
Folio Ref	NUSABASDBH

Material interests

£0.10 Ordinary shares								
Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - indrect holding respresented by an interest in the companies which hold shares.	54,005,466		54,005,466	1,185,548,576	4.555%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	54,005,466	1,410,358,461	3.829%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	54,005,466	1,918,758,461	2.815%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Registration No
4841085

Name	**Nusantara Cempaka Sdn. Bhd.**
Address	c/o Level 39, Menara Maxis, Kuala Lumpur City Centre Kuala Lumpur 50088, Malaysia
Folio Ref	NUSACESDBH01

Material interests

£0.10 Ordinary shares

Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - direct holding shares resgitered in the company name.	54,005,466		54,005,466	1,185,548,576	4.555%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	54,005,466	1,410,358,461	3.829%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	54,005,466	1,918,758,461	2.815%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Registration No
4841085

Name	**Nusantara Delima Sdn. Bhd.**
Address	c/o Level 39, Menara Maxis, Kuala Lumpur City Centre Kuala Lumpur 50088, Malaysia
Folio Ref	NUSADESDBH

Material interests

£0.10 Ordinary shares								
Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - direct holding shares registered in the company name.	54,005,466		54,005,466	1,185,548,576	4.555%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Bersad.	0	0	54,005,466	1,410,358,461	3.829%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	54,005,466	1,918,758,461	2.815%

We hereby certify this
to be a true copy of the
original
Signed [signature] 10/6/04
Clifford Chance
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Name	**Nusantara Kembang Sdn. Bhd.**
Address	c/o Level 39, Menara Maxis, Kuala Lumpur City Centre Kuala Lumpur 50088, Malaysia
Folio Ref	NUSAKESDBH

Material interests

£0.10 Ordinary shares								
Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - indirect holding represented by an interest in the companies which hold shares.	54,005,466		54,005,466	1,185,548,576	4.555%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	54,005,466	1,410,358,461	3.829%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	54,005,466	1,918,758,461	2.815%

We hereby certify this to be a true copy of the original.
Signed ______ 10/6/04
Clifford Chance
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Date
10/05/2004

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Registration No
4841085

Name	**Omar, Tun Haji Mohammed Hanif Bin**
Address	No. 74 Jalan USJ 12/3B Subang Jaya 47630 , Selangor Darul Ehsan, Malaysia
Folio Ref	OMAR-THMH

Material interests

£0.10 Ordinary shares

Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - indirect holding represented by an interest in the companies which hold shares.	177,446,535		177,446,535	1,185,548,576	14.967%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	177,446,535	1,410,358,461	12.582%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	177,446,535	1,918,758,461	9.248%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Name	**Orient Systems Limited N.V.**
Address	P.O. Box 3141, Kaya W.F.G. (Jombi), Mensing 36, Willemstad, Curacao, Netherlands Antilles
Folio Ref	ORIESYNV

Material interests

£0.10 Ordinary shares

Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - indirect holding represented by an interest in the companies which hold shares.	54,005,486	0	54,005,486	1,185,548,576	4.555%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	54,005,486	1,410,358,461	3.829%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	54,005,486	1,918,758,461	2.815%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/05
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Name	**Pacific Broadcast Holdings N.V.**
Address	P.O. Box 3141, Kaya W.F.G. (Jombi), Mensing 36, Willemstad, Curacao, Netherlands Antilles
Folio Ref	PACIBRHONV

Material interests

£0.10 Ordinary shares

Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - indirect holding represented by an interest in the companies which hold shares.	54,005,486		54,005,486	1,185,548,576	4.555%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	54,005,486	1,410,358,461	3.829%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	54,005,486	1,918,758,461	2.815%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Date
10/05/2004

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Registration No
4841085

Name	**Pacific Broadcast Systems N.V.**
Address	P.O. Box 3141, Kaya W.F.G. (Jombi), Mensing 36, Willemstad, Curacao, Netherlands Antilles
Folio Ref	PACIBRSYNV

Material interests

£0.10 Ordinary shares

Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - direct holding shares registered in the company name.	54,005,486		54,005,486	1,185,548,576	4.555%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	54,005,486	1,410,358,461	3.829%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	54,005,486	1,918,758,461	2.815%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Date
10/05/2004

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Registration No
4841085

Name	**Pacific States Investment Limited**
Address	La Motte Chambers, La Motte Street, St. Helier, Channel Islands, JE1 1BJ, Jersey
Folio Ref	PACISTAINV

Material interests

£0.10 Ordinary shares								
Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification Letter - indirect holding represented by an interest in the companies which hold shares.	479,619,973		479,619,973	1,185,548,576	40.456%
22/10/2003	22/10/2003	22/10/2003	Notification Letter - further shares issued to Khazanah Nasional Berhad.	0	0	479,619,973	1,410,358,461	34.007%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	479,619,973	1,918,758,461	24.996%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Name	**PanOcean Management Limited**
Address	La Motte Chambers, La Motte Street, St. Helier, Channel Islands, JE1 1BJ, Jersey
Folio Ref	PANOCMANAG

Material interests

£0.10 Ordinary shares								
Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - indirect holding represented by an interest in the companies which hold shares.	479,619,973		479,619,973	1,185,548,576	40.456%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	479,619,973	1,410,358,461	34.007%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	479,619,973	1,918,758,461	24.996%

We hereby certify this
to be a true copy of the
original
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Date
10/05/2004

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Registration No
4841085

Name	**Prisma Mutiara Sdn. Bhd.**
Address	c/o Level 39, Menara Maxis, Kuala Lumpur City Centre Kuala Lumpur 50088, Malaysia
Folio Ref	PRISMUSDBH

Material interests

£0.10 Ordinary shares

Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - indirect holding represented by an interest in the companies which hold shares.	54,005,466		54,005,466	1,185,548,576	4.555%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Bersad.	0	0	54,005,466	1,410,358,461	3.829%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	54,005,466	1,918,758,461	2.815%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Name	**Southpac Holdings N.V.**
Address	P.O. Box 3141, Kaya W.F.G. (Jombi), Mensing 36, Willemstad, Curacao, Netherlands Antilles
Folio Ref	SOUTHONV

Material interests

£0.10 Ordinary shares

Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - indirect holding represented by an interest in the companies which hold shares.	54,005,466		54,005,466	1,185,548,576	4.555%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad	0	0	54,005,466	1,410,358,461	3.829%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	54,005,466	1,918,758,461	2.815%

We hereby certify this to be a true copy of the original.
Signed [signature] 10/6/04
Clifford Chance
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Date
10/05/2004

Registration No
4841085

Name	Southpac Investments Limited N.V.
Address	P.O. Box 3141, Kaya W.F.G. (Jombi), Mensing 36, Willemstad, Curacao, Netherlands Antilles
Folio Ref	SOUTINNV

Material interests

£0.10 Ordinary shares

Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - direct holding shares registered in the company name.	54,005,466		54,005,466	1,185,548,576	4.555%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	54,005,466	1,410,358,461	3.829%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	54,005,466	1,918,758,461	2.815%

We hereby certify this to be a true copy of the original.
Signed Camille C 10/6/04
Clifford Chance
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Name	**Southpac Systems N.V.**
Address	P.O. Box 3141, Kaya W.F.G. (Jombi), Mensing 36, Willemstad, Curacao, Netherlands Antilles
Folio Ref	SOUTSYNV

Material interests

£0.10 Ordinary shares								
Date of Entry	**Date of Event**	**Notified On**	**Notification Details**	**Shares Acquired**	**Shares Disposed**	**Total Interest Held**	**Total Voting Shares**	**% After**
22/09/2003	22/09/2003	22/09/2003	Notification letter - indirect holding represented by an interest in the companies which hold shares.	54,005,466		54,005,466	1,185,548,576	4.555%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	54,005,466	1,410,358,461	3.829%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian *Central Depository Nominees SDN* BHD in preparation of the IPO on 29 October 2003.	0	0	54,005,466	1,918,758,461	2.815%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Date
10/05/2004

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Registration No
4841085

We hereby certify this to be a true copy of the original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Name	**Stephens, Hj. Affendi Bin Tun Hj. Mohd Fuad**
Address	2A Jalan 4L Ampang Jaya 68000, Selangor Darul Ehsan, Malaysia
Folio Ref	STEPH-HABT

Material interests

£0.10 Ordinary shares

Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification Letter - indirect holding represented by an interest in the companies which hold shares.	177,446,535		177,446,535	1,185,548,576	14.967%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	177,446,535	1,410,358,461	12.582%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD inpreparation of the IPO on 29 October 2003.	0	0	177,446,535	1,918,758,461	9.248%
22/10/2003	22/10/2003	22/10/2003	Notification Letter - 250,000 indirect holding shares registered in Bumiputra-Commerce Nominees (Tempatan) SDN. BHD. Beneficial owner of said shares.	250,000		177,696,535	1,918,758,462	9.261%
07/04/2004	05/04/2004	07/04/2004	Notification Letter - disposal of 10,000 shares registered in the name of Bumiputra-Commerce Nominees (Tempatan) SDN. BHD.		10,000	177,686,535	1,918,758,462	9.261%
07/04/2004	06/04/2004	07/04/2004	Notification Letter - disposal of 15,000 shares registered in the name of Bumiputra-Commerce Nominees (Tempatan) SDN. BHD. Balance 225,000 shares.		15,000	177,671,535	1,918,758,462	9.260%
21/04/2004	21/04/2004	21/04/2004	Notification Letter - disposal of 5,000 shares registered in the name of Bumiputra-Commerce Nominees (Tempatan) SDN. BHD. Balance 220,000 shares.		5,000	177,671,535	1,918,758,462	9.260%

Date
10/05/2004

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Registration No
4841085

Name	**Tatparanandam, Ananda Krishnan**
Address	No. 8 Jalan U Thant Dua Kuala Lumpur 55000, Malaysia.
Folio Ref	TATPARA-AK

Material interests

£0.10 Ordinary shares

Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - indirect holding represented by an interest in the companies which hold shares.	819,082,908		819,082,908	1,185,548,576	69.089%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	819,082,908	1,410,358,461	58.076%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	819,082,908	1,918,758,461	42.688%

We hereby certify this
to be a true copy of the
original
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Name	**Tucson N.V.**
Address	P.O. Box 3141, Kaya W.F.G. (Jombi), Mensing 36, Willemstad, Curacao, Netherlands Antilles
Folio Ref	TUCSNV

Material interests

£0.10 Ordinary shares								
Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notiofication letter - indirect holding reprsented by an interest in the companies which hold shares.	162,016,400	-	162,016,400	1,185,548,576	13.666%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	162,016,400	1,410,358,461	11.488%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	162,016,400	1,918,758,461	8.444%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Date
10/05/2004

ASTRO ALL ASIA NETWORKS plc

Register of Substantial Interests

Registration No
4841085

Name	**Usaha Tegas Entertainment Systems Sdn. Bhd.**
Address	c/o Level 39, Menara Maxis, Kuala Lumpur City Centre Kuala Lumpur 50088, Malaysia
Folio Ref	USAHATESSB01

Material interests

£0.10 Ordinary shares								
Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - 90,534,101 directly held in the companys name and 389,085,872 indirect holding represented by an interest in the companies which hold shares.	479,619,973		479,619,973	1,185,548,576	40.456%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	479,619,973	1,410,358,461	34.007%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees Sdn Bhd in preparation of the IPO on 29 October 2003.	0	0	479,619,973	1,918,758,461	24.996%

We hereby certify this
to be a true copy of the
original.
Signed [signature]
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

Name	**Usaha Tegas Sdn. Bhd.**
Address	Levels 37-40, Menara Maxis, Kuala Lumpur City Centre Kuala Lumpur 50088, Malaysia
Folio Ref	USAHTESDBH

Material interests

£0.10 Ordinary shares

Date of Entry	Date of Event	Notified On	Notification Details	Shares Acquired	Shares Disposed	Total Interest Held	Total Voting Shares	% After
22/09/2003	22/09/2003	22/09/2003	Notification letter - indirect holding represented by an interest in the companies which hold shares.	479,619,973		479,619,973	1,185,548,576	40.456%
22/10/2003	22/10/2003	22/10/2003	Notification letter - further shares issued to Khazanah Nasional Berhad.	0	0	479,619,973	1,410,358,461	34.007%
22/10/2003	22/10/2003	22/10/2003	Event - shares issued to Malaysian Central Depository Nominees SDN BHD in preparation of the IPO on 29 October 2003.	0	0	479,619,973	1,918,758,461	24.996%

We hereby certify this to be a true copy of the original.
Signed ______
Clifford Chance 10/6/04
Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ

3.0 ANNOUNCEMENTS TO THE BURSA MALAYSIA SECURITIES BERHAD

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 20418 OF 2003

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **27/10/2003**

Subject : ASTRO-ADMISSION TO THE MAIN BOARD OF KLSE

Contents :

Kindly be advised that ASTRO's entire issued and paid-up share capital of £191,875,846.10 comprising 1,918,758,461 ordinary shares of 10 pence each will be admitted to the Official List of the Exchange and the listing of and quotation for these shares on the Main Board under the "Trading/Services" sector will be granted with effect from 9.00 a.m., Wednesday, 29 October 2003, on a "Ready" basis pursuant to the Rules of the Exchange.

The Stock Short Name, Stock Code and ISIN Code of ASTRO are "ASTRO", "5076" and "MYJ5076OO008" respectively.

Members are hereby advised that the shares of ASTRO are prescribed securities. Dealings in ASTRO's shares should be carried out in accordance with the Securities Industry (Central Depositories) Act, 1991 and the Rules of Malaysian Central Depository Sdn Bhd.

'in?ncial Results

Reference No **AA-031219-62570**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**19/12/2003**
Quarterly report for the financial period ended	:	**31/10/2003**
Quarter	:	**3**
Financial Year End	:	**31/01/2004**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

23 Oct 03 KLSE Quarter Report_ASTRO FINAL.pdf

Remark:

Th[illegible] the first quarterly announcement of the financial results made by ASTRO ALL ASIA NETWORKS plc to the Kua[illegible] Lumpur Stock Exchange since its listing on 29 October 2003.

SUMMARY OF KEY FINANCIAL INFORMATION

31/10/2003

	INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
	CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	31/10/2003	31/10/2002	31/10/2003	31/10/2002
	RM'000	RM'000	RM'000	RM'000
Revenue	373,556		1,023,342	
Profit/(loss) before tax	8,187		-16,976	
Profit/(loss) after tax and minority interest	5,595		-25,369	
Net profit/(loss) for the period	5,595		-25,369	
Basic earnings/(loss) per shares (sen)	0.45		-2.10	
Dividend per share (sen)	0.00		0.00	

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
Net tangible assets per share (RM)	0.5300	

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Remarks :

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THIRD QUARTER ENDED 31 OCTOBER 2003

ANNOUNCEMENT

The Board of Directors of ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "the Company") is pleased to announce the following unaudited consolidated results for the third quarter ended 31 October 2003. This is the first quarterly announcement made by ASTRO to the Kuala Lumpur Stock Exchange ("KLSE") since its listing on 29 October 2003 and should be read in conjunction with the consolidated financial information presented in the Prospectus of the Company dated 1 October 2003.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/10/2003 Actual	QUARTER ENDED 31/10/2002	**NINE MTHS ENDED 31/10/2003 Proforma**	NINE MTHS ENDED 31/10/2002
		RM'm	RM'm	**RM'm**	RM'm
Revenue		373.6	-	1,023.3	-
Cost of sales		(253.2)	-	(736.5)	-
Gross profit		120.4	-	286.8	-
Other operating income					
- Gain on dispute settlement		0.9	-	24.0	-
- Other income		5.6	-	8.3	-
Marketing and distribution costs		(42.4)	-	(105.4)	-
Administrative expenses		(41.4)	-	(119.4)	-
Profit from operations		43.1	-	94.3	-
Finance costs (net)		(34.1)	-	(109.6)	-
<u>Associates :</u>					
- Share of results before tax		0.2	-	0.3	-
- Amortisation of goodwill		(0.9)	-	(2.0)	-
Losses from investment in associates		(0.7)	-	(1.7)	-
Profit /(loss) from ordinary activities before taxation [(1)]		8.3	-	(17.0)	-
Taxation	15	(2.6)	-	(8.4)	-
Profit/(loss) from ordinary activities after taxation		5.7	-	(25.4)	-

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THIRD QUARTER ENDED 31 OCTOBER 2003

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/10/2003 Actual	QUARTER ENDED 31/10/2002	NINE MTHS ENDED 31/10/2003 Proforma	NINE MTHS ENDED 31/10/2002
		RM'm	RM'm	RM'm	RM'm
Minority interest		-	-	-	-
Net profit / (loss)		5.7	-	(25.4)	-
Earnings/(loss) per share:	26	Sen	Sen	Sen	Sen
- Basic		0.45	-	(2.10)	-
- Diluted*		0.45	-	**	-

(*) The diluted earnings per share is calculated based on the dilutive effects of options granted over 27,686,000 ordinary shares under the Employee Share Option Scheme ("ESOS").

(**) There is no diluted loss per share for the cumulative period ended 31 October 2003 as the ordinary shares to be issued upon the exercise of the share options granted under the ESOS are anti-dilutive. The exercise of the options into ordinary shares would decrease the loss per share for the cumulative period ended 31 October 2003.

Note:

(1) The profit /(loss) from ordinary activities before taxation has been arrived at after charging:

Depreciation of property, plant and equipment	19.6	-	68.9	-
Amortisation of film library and programme rights	25.9	-	58.5	-
Amortisation of other intangible assets – software costs	1.5	-	4.5	-

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/10/2003 Actual RM'm	AS AT 31/1/2003 RM'm
NON-CURRENT ASSETS			
Property, plant and equipment	9	351.8	-
Associates [1]		23.4	-
Deferred tax assets		605.0	-
Film library and programme rights		299.0	-
Other intangible assets [2]		7.7	-
		1,286.9	-
CURRENT ASSETS			
Inventories		44.1	-
Receivables and prepayments		244.3	-
Tax recoverable		7.5	-
Deposits, cash and bank balances		2,451.4	-
		2,747.3	-
CURRENT LIABILITIES			
Borrowings (interest bearing)	19	836.2	-
Payables		633.0	-
Provision for liabilities and charges		13.2	-
Tax liabilities		0.1	-
		1,482.5	-
NET CURRENT ASSETS		1,264.8	-
NON-CURRENT LIABILITIES			
Borrowings (interest bearing)	19	1,162.1	-
Payables		53.1	-
		1,215.2	-
		1,336.5	-
CAPITAL AND RESERVES			
Share capital		1,189.5	-
Share premium		2,110.0	-
Contributed surplus account		469.0	-
Exchange reserves		(1.0)	-
Accumulated losses		(2,431.0)	-
		1,336.5	-
NET TANGIBLE ASSETS PER SHARE (RM)[3]		0.53	-

Notes:
(1) Associates include goodwill on acquisition of an associate with net book value of RM18.7 m.
(2) Other intangible assets include software costs and goodwill on consolidation with net book value of RM7.3m and RM0.4m respectively.
(3) Net tangible assets represent net assets less other intangible assets, film library and programme rights and goodwill included in investment in associates.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	PROFORMA							
	Issued and fully paid ordinary shares of £0.10 each		Non-distributable					
Nine months ended 31/10/2003	Number of shares	Nominal value	RCPS (equity component)	Contributed surplus account	Exchange reserves	Share premium	Accumulated losses	Total
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2003 as if the Company was incorporated on 1 February 2003	1,185.5	724.4	17.2	469.0	-	-	(2,415.6)	(1,205.0)
Transfer to accumulated losses on redemption of A Series Redeemable Convertible Preference Shares ("RCPS")	-	-	(10.0)	-	-	-	10.0	-
Conversion of Series I RCPS	116.6	74.0	(7.2)	-	-	178.9	-	245.7
Conversion of Series II RCPS	108.2	68.6	-	-	-	326.4	-	395.0
Issuance of shares pursuant to Initial Public Offering ("IPO")	508.4	322.5	-	-	-	1,707.4	-	2,029.9
IPO shares issuance expenses	-	-	-	-	-	(102.7)	-	(102.7)
Foreign exchange differences	-	-	-	-	(1.0)	-	-	(1.0)
Net loss for the period	-	-	-	-	-	-	(25.4)	(25.4)
Balance as at 31/10/2003	1,918.7	1,189.5	-	469.0	(1.0)	2,110.0	(2,431.0)	1,336.5

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THIRD QUARTER ENDED 31 OCTOBER 2003

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	NINE MTHS ENDED 31/10/2003 Proforma	NINE MTHS ENDED 31/10/2002
	RM'm	RM'm
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(25.4)	-
Barter transactions – revenue	(5.6)	-
Amortisation of film library and programme rights	58.5	-
Amortisation of other intangible assets	4.5	-
Depreciation of property, plant and equipment	68.9	-
Gain on disposal of property, plant and equipment	(0.8)	-
Loss on disposal of other intangible assets	0.1	-
Interest income	(7.3)	-
Interest expense	76.6	-
Accretion of RCPS yield	28.5	-
Taxation	8.4	-
Losses from investments in associates	1.7	-
Unrealised foreign exchange losses	0.9	-
	209.0	-
Changes in working capital:		
Film library and programme rights	(87.2)	-
Inventories	17.3	-
Receivables and prepayments	(38.0)	-
Payables	(96.4)	-
Provision for liabilities and charges	(49.0)	-
	(44.3)	-
Income tax paid	(0.3)	-
Interest received	7.5	-
Net cash from operating activities	(37.1)	-

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

	CUMULATIVE QUARTER	
	NINE MTHS ENDED 31/10/2003 Proforma	NINE MTHS ENDED 31/10/2002
	RM'm	RM'm
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of remaining interest of a subsidiary	(0.4)	-
Investment in associates	(23.2)	-
Proceeds from disposal of property, plant and equipment	1.1	-
Purchase of property, plant and equipment	(25.3)	-
Net cash flow from investing activities	(47.8)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest paid	(176.4)	-
Proceeds from borrowings	1,002.3	-
Receipts of corporate advances	33.3	-
Issuance of shares pursuant to IPO	1,927.2	-
Issuance of RCPS	395.0	-
Repayment of finance lease liabilities	(18.1)	-
Repayment of borrowings	(26.9)	-
Repayment of corporate advances	(503.5)	-
Redemption of RCPS	(275.0)	-
Repayment of promissory notes	(59.5)	-
Net cash flow from financing activities	2,298.4	-
Net effect of currency translation on cash and cash equivalents	(0.9)	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,212.6	-
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	238.8	-
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,451.4	-

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

1. BASIS OF PREPARATION

The quarterly report is unaudited and has been prepared in accordance with the reporting requirements as set out in Malaysian Accounting Standards Board ("MASB") Standard No. 26 – "Interim Financial Reporting" and paragraph 9.22 of the Kuala Lumpur Stock Exchange Listing Requirements and should be read in conjunction with the consolidated financial information presented in the Prospectus of the Company dated 1 October 2003.

ASTRO was incorporated on 22 July 2003. On 20 September 2003, ASTRO acquired the entire share capital of AAAN (Bermuda) Limited (formerly known as ASTRO ALL ASIA NETWORKS Limited). The business combination of ASTRO and AAAN (Bermuda) Limited is accounted for using the principle of uniting of interests (merger accounting). As such, the consolidated financial results of ASTRO and its subsidiaries ("the Group") for the cumulative period to date which includes the period prior to the incorporation of ASTRO, have been presented on proforma basis as if the Group had been in existence throughout the entire period commencing 1 February 2003. The proforma consolidated results, statement of changes in equity and cash flow statement are unaudited and have been presented for illustrative purposes to show the financial results of the Group, as if the Group had been in existence throughout the period presented.

The accounting policies adopted by the Group comply with International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The quarterly report has been prepared based on the accounting policies and methods of computation consistent with those adopted in the preparation of the consolidated financial information presented in the Prospectus of the Company dated 1 October 2003.

A reconciliation with the Malaysian Generally Accepted Accounting Practice is disclosed in Note 27.

2. QUALIFICATION OF PRECEDING ANNUAL FINANCIAL STATEMENTS

There were no preceding annual financial statements for the Group as ASTRO was only incorporated on 22 July 2003.

3. SEASONAL / CYCLICAL FACTORS

The operations of the Group were not significantly affected by seasonality and cyclical factors during the quarter under review.

4. UNUSUAL ITEMS

There were no unusual items affecting the assets, liabilities, equity, net income, or cash flows during the quarter under review except for the initial public offering of the shares of the Company, the details of which are disclosed in Note 18(a).

5. MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED

This is the first quarterly announcement made by ASTRO and, as such, there were no amounts reported in prior interim period of the current financial year or in the prior financial year.

6. MOVEMENTS IN DEBT AND EQUITY SECURITIES

The details of movements in debt and equity securities are as follows:

DATE	NATURE OF DEBT/EQUITY SECURITY	NUMBER OF SHARES	PAR VALUE	ISSUED	REDEEMED / CONVERTED/ REPAID
		Million		RM'm	RM'm
Ordinary shares					
20/09/2003	Issuance of ordinary shares pursuant to the acquisition of AAAN (Bermuda) Limited	1,185.5	£0.10	724.4	-
22/10/2003	Conversion of Series I RCPS	116.6	£0.10	74.0	-
22/10/2003	Conversion of Series II RCPS	108.2	£0.10	68.6	-
22/10/2003	Issuance of ordinary shares pursuant to the IPO of the Company	508.4	£0.10	322.5	-
Redeemable Preference Shares ("RPS")					
3/09/2003	Issuance of RPS	0.05	£1.00	0.3	-
22/10/2003	Redemption of RPS	0.05	£1.00	-	0.3
Series I RCPS*					
20/09/2003	Issuance of Series I RCPS pursuant to the acquisition of AAAN (Bermuda) Limited	53.9	£0.01	3.3	-
22/10/2003	Conversion of Series I RCPS to ordinary shares upon closing of the IPO of the Company	53.9	£0.01	-	3.3
Series II RCPS *					
20/09/2003	Issuance of Series II RCPS pursuant to the acquisition of AAAN (Bermuda) Limited	103.9	£0.01	6.4	-
22/10/2003	Conversion of Series II RCPS to ordinary shares upon closing of the IPO of the Company	103.9	£0.01	-	6.4

6. MOVEMENTS IN DEBT AND EQUITY SECURITIES (continued)

DATE	NATURE OF DEBT/EQUITY SECURITY	NUMBER OF SHARES	PAR VALUE	ISSUED	REDEEMED / CONVERTED/ REPAID
		Million		RM' m	RM' m
A Series RCPS **					
8/10/2003	Redemption of A Series RCPS	75	US$0.01	-	354.0
Promissory Notes					
8/10/2003	Repayment of promissory notes	-	-	-	59.5
29/10/2003	Redemption of promissory notes issued by AAAN (Bermuda) Limited via issuance of bills of exchange issued by the Company	-	-	-	74.4
Bills of Exchange					
29/10/2003	Issuance of bills of exchange by the Company in exchange for and the redemption of promissory notes issued by AAAN (Bermuda) Limited	-	-	74.4	-

Notes :

(*) For details on Series I RCPS and Series II RCPS, please refer to Note 11(g).

(**) Represents 75 million redeemable convertible preference shares of US$0.01 each (A Series RCPS) issued by AAAN (Bermuda) Limited on 12 October 2000. The redeemed amount included the accretion of yield on the RCPS.

On 20 September 2003, the Company sub-divided and converted its issued share capital then in issuance, comprising 2 ordinary shares of £1.00 each into 20 ordinary shares of £0.10 each and sub-divided and converted all of the authorised but unissued ordinary shares of £1.00 each into ordinary shares of £0.10 each.

Other than those disclosed above, there are no issuances, cancellation, repurchases, resale and repayment of debt and equity securities during the interim period.

7. DIVIDENDS PAID

There were no dividends paid during the three months ended 31 October 2003.

8. SEGMENT RESULTS AND REPORTING

The Group is organised in the following business segments:
- Multi channel subscription television – provides multi channel Direct-to-Home subscription television and related interactive television services.
- Radio – provides radio broadcasting services.
- Celestial – creation, aggregation and distribution of Chinese-language filmed entertainment and content.
- Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; ownership of buildings and investment holding companies.

Inter-segment revenue represents transfer between segments and is eliminated on consolidation. The transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/10/03 Actual	QUARTER ENDED 31/10/02	NINE MTHS ENDED 31/10/03 Proforma	NINE MTHS ENDED 31/10/02
Revenue	RM'm	RM'm	RM'm	RM'm
Multi channel subscription television				
External revenue	333.0	-	918.6	-
Inter-segment revenue	-	-	-	-
Multi channel subscription television revenue	333.0	-	918.6	-
Radio				
External revenue	27.4	-	72.9	-
Inter-segment revenue	1.3	-	3.1	-
Radio revenue	28.7	-	76.0	-
Celestial				
External revenue	5.9	-	17.0	-
Inter-segment revenue	1.8	-	4.9	-
Celestial revenue	7.7	-	21.9	-
Others				
External revenue	7.3	-	14.8	-
Inter-segment revenue	8.3	-	24.8	-
Other revenue	15.6	-	39.6	-
Total reportable segments	385.0	-	1,056.1	-
Eliminations	(11.4)	-	(32.8)	-
Total group revenue	373.6	-	1,023.3	-

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/10/03 Actual	QUARTER ENDED 31/10/02	**NINE MTHS ENDED 31/10/03 Proforma**	NINE MTHS ENDED 31/10/02
	RM'm	RM'm	**RM'm**	RM'm
Segment Results				
Multi channel subscription television	**54.8**	-	**127.0**	-
Radio	**8.3**	-	**29.0**	-
Celestial	**(17.1)**	-	**(46.8)**	-
Others	**(2.9)**	-	**(14.9)**	-
Profit from operations	**43.1**	-	**94.3**	-

9. VALUATIONS OF PROPERTY, PLANT AND EQUIPMENT

There were no revaluations of property, plant and equipment during the three months ended 31 October 2003. As at 31 October 2003, all property, plant and equipment were stated at cost less accumulated depreciation.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

Subsequent to the end of the financial period, on 3 November 2003, the Group repaid part of the DBS Bank Limited term loan amounting to US$145.0m and on 14 November 2003, the Group redeemed its entire bearer bills of exchange amounting to RM76.0m including interest accrued up to the date of redemption.

Other than those disclosed above, there were no material subsequent events as at the date of this quarterly report.

11. CHANGES IN THE COMPOSITION OF THE GROUP

Business combinations and acquisitions of subsidiaries

(a) Acquisition of Maestro Talent and Management Sdn Bhd ("MTM")

On 6 August 2003, MEASAT Broadcast Network Systems Sdn Bhd ("MBNS"), an indirect subsidiary of the Company, subscribed for two ordinary shares of RM1.00 each, representing 100% of the issued and paid-up share capital of MTM for a total consideration of RM2.00.

(b) Acquisition of East Asia Entertainment (BVI) Limited ("EAE")

On 14 August 2003, ASTRO Overseas Limited ("AOL"), an indirect subsidiary of the Company, subscribed for one ordinary share of US$1.00 at par, representing the entire issued and paid-up ordinary share capital of EAE.

11. CHANGES IN THE COMPOSITION OF THE GROUP (Continued)

(c) Acquisition of Celestial Entertainment Holdings Limited ("CEHL")

On 18 August 2003, EAE acquired two ordinary shares of HK$1.00 each at par, representing the entire issued and paid-up ordinary shares in CEHL from Pacific Investments (BVI) Ltd, a company which is controlled by a principal shareholder of the Company.

(d) AAAN (Bermuda) Limited's business combination with Celestial Pictures Limited ("Celestial")

On 20 August 2003, AAAN (Bermuda) Limited via its subsidiary, CEHL, acquired from Pacific Investments (BVI) Ltd, the entire issued and paid-up share capital of Celestial, comprising 25,000,000 shares of HK$1.00 each. Accordingly, Celestial and its subsidiaries, comprising Celestial Movie Channel Limited, Celestial Filmed Entertainment Limited, Tian Ying Pin Dao Limited, Tian Ying Movie Channel Limited, Tian Ying Filmed Entertainment Limited, Celestial Television Networks Limited, Celestial Productions Limited, Celestial Filmed Entertainment Inc and Celestial Pictures Inc became subsidiaries of the Company.

The purchase consideration for the acquisition of approximately RM110.6 million and outstanding advances due to former corporate shareholders of Celestial of RM345.4 million were settled on 2 October 2003.

(e) AAAN (Bermuda) Limited's business combination with Philippine Animation N.V. ("PANV")

On 20 August 2003, AAAN (Bermuda) Limited via its subsidiary, AOL, acquired the entire issued and paid-up share capital of PANV comprising 6,000 shares of US$1.00 each. Accordingly, PANV and all its subsidiaries comprising Philippine Animation Studio Inc, Pacific Digital Inc, Pacific Digital Animation N.V. and Philippine Animators Group Inc became subsidiaries of the Company.

PANV was acquired from Worldwide Sports and Entertainment Inc, a company which is controlled by a principal shareholder of the Company. The purchase consideration of approximately RM23,000 was settled on 2 October 2003.

(f) Acquisition of ASTRO Entertainment Networks Limited ("AENL")

On 18 September 2003, AENL was incorporated as a private company in Mauritius as a wholly owned subsidiary of AOL.

(g) Business combination of ASTRO with AAAN (Bermuda) Limited

On 20 September 2003, ASTRO entered into a share sale agreement with the shareholders of AAAN (Bermuda) Limited to acquire the entire issued and paid-up ordinary share capital of AAAN (Bermuda) Limited comprising 1,185,548,556 ordinary shares of US$0.10 each. As consideration for the acquisition, ASTRO issued 1,185,548,556 new ordinary shares of £0.10 each to the shareholders of AAAN (Bermuda) Limited.

In addition, as part of the share sale agreement, ASTRO acquired the entire issued and paid-up 53,947,368 redeemable convertible preference shares ("RCPS") of US$0.01 each ("B Series RCPS") and 103,947,368 RCPS of US$0.01 each ("C Series RCPS") of AAAN (Bermuda) Limited. ASTRO issued 53,947,368 Series I RCPS of £0.01 each and 103,947,368 Series II RCPS of £0.01 each as consideration for the acquisition of the B Series RCPS and C Series RCPS respectively.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THIRD QUARTER ENDED 31 OCTOBER 2003

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

11. CHANGES IN THE COMPOSITION OF THE GROUP (Continued)

Additional investment in associates

(a) Acquisition of additional 7.9% issued and paid-up ordinary share capital in TVB Publishing Holding Limited ("TVBPH")

On 20 August 2003, AAAN (Bermuda) Limited via its subsidiary, MEASAT Broadcast Network Systems (BVI) Limited, acquired an additional 10.0% of the issued ordinary share capital (of which 7.9% has been fully paid) of TVBPH from Home Net N.V. for an acquisition price of approximately RM13.7 million. The remaining unpaid ordinary share capital will be fully paid by June 2005. With this additional acquisition, AAAN (Bermuda) Limited holds 26.3% of the issued and paid-up ordinary share capital of TVBPH.

3rd tranche due [illegible]
Final tranche 30/6/05

Disposal of subsidiaries

(a) All Asia Programming Systems (BVI) Ltd ("AAPS") and MBNS Worldwide Sdn Bhd ("MWSB")

On 12 September 2003, AAPS and MWSB were disposed at cost of US$1.00 and RM2.00 respectively to third parties.

Restructuring

(a) Tayangan Unggul Sdn Bhd ("TUGL")

On 6 August 2003, MBNS disposed 100,000 ordinary shares of RM1.00 each in TUGL to ASTRO Shaw Sdn Bhd ("ASSB"), both of which are subsidiaries of the Group, at cost pursuant to a share sale agreement dated 29 July 2003. As a result, TUGL became a wholly-owned subsidiary of ASSB.

Save as disclosed above, there have been no other changes in the composition of the Group in the three months ended 31 October 2003.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

As at 31 October 2003, the Group has the following bank guarantees and letters of credit for which the liabilities have not been provided for in the interim financial statements:

	As at 31/10/03
	RM' m
Set-top boxes	43.5
Utilities	0.8
Custom duties, stamp duties and import duties	0.9
Programme rights	27.0
	72.2

(b) Contingent assets

There were no contingent assets as at 31 October 2003.

13. COMMITMENTS

As at 31 October 2003, the Group has the following known commitments:

	As at 31/10/03
	RM' m
Authorised and contracted for	861.9
Authorised but not contracted for	75.2
	937.1

Analysed as follows:	Authorised and Contracted for	Not for contracted	Total
	RM' m	RM'm	RM' m
Property, plant and equipment	8.3	66.0	74.3
Investment in an associate	19.0	-	19.0
Film library and programme rights	109.9	9.2	119.1
Non-cancellable operating lease	724.7	-	724.7
	861.9	75.2	937.1

14. SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn Bhd ("UTSB") as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company.

The principal companies associated with UTSB are Tanjong Public Limited Company and Maxis Communications Berhad. MAI Holdings Sdn Bhd is ultimately deemed controlled by Ananda Krishnan Tatparanandam.

Related parties	Relationship
Hsin-Chi Broadcast Co. Ltd	Associate of the Group
Maxis Broadband Sdn Bhd	Subsidiary of Maxis Communications Berhad
UTSB Management Sdn Bhd	Subsidiary of Usaha Tegas Sdn Bhd
Usaha Tegas Entertainment Systems Sdn Bhd	Subsidiary of Usaha Tegas Sdn Bhd
All Asia Radio Technologies Sdn Bhd	Associate of Usaha Tegas Sdn Bhd
Binariang Satellite Systems Sdn Bhd	Subsidiary of MAI Holdings Sdn Bhd

14. SIGNIFICANT RELATED PARTY DISCLOSURES (Continued)

In addition to significant related party transactions disclosed elsewhere in this report, the following significant transactions were carried out with the following related parties:

	TRANSACTIONS FOR THE CUMULATIVE NINE MTHS ENDED 31/10/03 Proforma	AMOUNTS (*) DUE FROM/(TO) AS AT 31/10/03 Proforma
	RM' m	RM' m
(a) Sales of goods and services		
Transponder sublease rental from: Hsin-Chi Broadcast Co. Ltd	4.2	4.2
(b) Purchases of goods and services		
Personnel and consultancy services from: UTSB Management Sdn. Bhd.	8.2	(5.2)
Marketing, Programming and advertising services from: All Asia Radio Technologies Sdn. Bhd.	6.3	(6.3)
Telecommunication services from: Maxis Broadband Sdn Bhd.	4.2	(4.2)
Payments related to finance lease: Binariang Satellite Systems Sdn Bhd	12.6	(12.6)
Interest on corporate advances: Usaha Tegas Entertainment Systems Sdn Bhd	9.3	(1.1)

Note:

(*) Represents amounts outstanding on transactions entered into during the nine months ended 31 October 2003.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE REQUIREMENT UNDER PART A of APPENDIX 9B

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/10/03 Actual	QUARTER ENDED 31/10/02	NINE MTHS ENDED 31/10/03 Proforma	NINE MTHS ENDED 31/10/02
	RM' m	RM' m	RM' m	RM' m
Malaysian taxation				
Current tax	0.1	-	0.3	-
Deferred tax	2.5	-	8.1	-
	2.6	-	8.4	-

The Group's effective tax rate for the third quarter ended 31 October 2003 of 31.3% was higher than the statutory tax rate of 28.0% because of losses from subsidiaries within the Group were not available for set-off against taxable profits of other subsidiaries.

The tax charge of RM8.4 million for the financial period to date mainly represents the utilisation of deferred tax assets against the taxable profits of the principal subsidiary of the Group.

16. PROFIT/(LOSS) ON SALES OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

17. QUOTED SECURITIES

There were no quoted securities acquired or disposed during the quarter and as at 31 October 2003.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(a) Status of corporate proposal announced during the quarter

There were no incomplete corporate proposals as at 19 December 2003.

On 1 October 2003, ASTRO issued a Prospectus, offering for sale of 508,400,000 new ordinary shares of nominal value of £0.10 each comprising the retail offering and the institutional offering.

The institutional offering consisted of 425,000,000 ordinary shares of nominal value of £0.10 each offered to foreign and Malaysian institutional and selected investors at the institutional price, which was determined by way of book building.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (Continued)

The retail offering consisted of 83,400,000 ordinary shares of nominal value of £0.10 each offered to the Malaysian public, eligible directors, employees, subscribers, retailers, distributors and installers of the Company and its subsidiaries; and eligible directors and employees of Usaha Tegas Sdn Bhd and its subsidiaries and Khazanah Nasional Berhad at the retail price of RM3.80 per share, payable in full upon application and subject to a refund in the event that the final retail price is less than RM3.80 per share.

The final retail price was RM3.65 per share (being 90% of the final institutional price of RM4.06 per share which was fixed on 11 October 2003).

On 29 October 2003, the Company's entire issued and paid-up ordinary share capital of £0.10 each comprising 1,918,758,461 shares (after the Initial Public Offering ("IPO") above) was admitted to the Official List of the KLSE. The listing and quotation of these shares on the Main Board of the KLSE were effected at 9.00am on this day, on a "Ready" basis pursuant to the Rules of the Exchange. The shares are categorised under the "Trading and Services" sector with a Stock Number and Stock Name of 5076 and ASTRO respectively.

The net proceeds raised from the IPO amounting to RM1,962 million was received in full on 30 October 2003.

(b) Status of utilisation of proceeds raised from the Initial Public Offering

The status of the utilisation of the proceeds as at 19 December 2003 from the Initial Public Offering ("IPO") is as follows:

	Proposed utilisation of IPO proceeds (**)	Utilised to date	Amounts outstanding
	RM' m	RM' m	RM' m
Repayment of a private debt securities facility	661.8	-	661.8
Repayment of a foreign export credit agency structured trade facility	77.1	-	77.1
Repayment of bearer promissory notes (*)	74.4	(74.4)	-
Part repayment of a syndicated term loan facility	551.0	(551.0)	-
Payment for equity in associate, TVBPH	19.0	-	19.0
Listing expenses	110.4	(88.1)	22.3
Working capital / general corporate purposes	536.2	(2.7)	533.5
	2,029.9	(716.2)	1,313.7

Note:

(*) On 29 October 2003, the bearer promissory notes were redeemed via the issuance of bearer bills of exchange issued by the Company as disclosed in Note 6. The bearer bills of exchange were repaid on 14 November 2003 from the IPO proceeds.

(**) Estimated utilisation as set out in ASTRO's prospectus dated 1 October 2003 adjusted for the final retail price of RM3.65 per share (being 90% of the final institution price of RM4.06 per share which was fixed on 11 October 2003).

19. GROUP BORROWINGS AND DEBTS SECURITIES

The amounts of Group borrowings and debt securities as at 31 October 2003 are as follows:

	Short Term	Long Term	Total	Currency	
				Ringgit	US Dollar
	RM' m	RM' m	RM' m	RM' m	RM' m
Unsecured					
Bills of Exchange	75.8	-	75.8	75.8	-
Secured					
Private debt securities ("PDS")[1]	144.6	571.9	716.5	716.5	-
Foreign structured trade finance ("ECA")[1]	38.6	38.6	77.2	-	77.2
BPI Facility[1]	-	25.3	25.3	25.3	-
USD term loan[2]	551.0	430.8	981.8	-	981.8
Finance lease liabilities[3]	26.2	95.5	121.7	121.7	-
	836.2	1,162.1	1,998.3	939.3	1,059.0

Notes:

(1) All assets of MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") and MEASAT Digicast Sdn Bhd ("Digicast"), subsidiaries of ASTRO, are pledged as securities on a pari passu basis to the PDS, ECA and BPI Facilities.

The rights, title, interest and benefits of MBNS for the following are also assigned to the PDS, ECA and BPI Facilities:

(i) All Asia Broadcast Centre leased land.
(ii) Malaysia East Asia Satellite 1 ("M1") transponder lease agreement with Binariang Satellite Systems Sdn Bhd ("BSS"), the transponder insurance and the broadcast's all risk policy.
(iii) Agreement for the supply of daughter smartcards and the Mediaguard system licence agreement, both with the Societe Europeene de Controle D'acces; and Mediahighway licence agreement with Canal+.

(2) The USD term loan is secured/to be secured by the following:

(i) Corporate guarantees, debentures, assignment of bank accounts, legal and equitable share mortgages created by various subsidiaries of the Company (and to be created by certain future subsidiaries), together with an undertaking by MBNS for the creation of future securities.
(ii) As part of the security agreement and in accordance with the undertaking by MBNS, MBNS and Digicast are to create pari passu ranking of securities currently provided to the guarantors of the PDS and lenders of the ECA and BPI facilities (as referred to in Note (1)), subject to fulfilment of certain conditions.

(3) The finance lease liabilities are effectively secured as the rights of the leased asset revert to the lessor in the event of default.

20. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no outstanding off-balance sheet financial instruments as at 19 December 2003.

21. CHANGES IN MATERIAL LITIGATION

There were no material litigation matters dealt with during the period or pending as at 19 December 2003.

22. REVIEW OF PERFORMANCE FOR THIRD QUARTER AND NINE MONTHS ENDED 31 OCTOBER 2003

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	THIRD QUARTER 31/10/2003 Actual	NINE MTHS ENDED 31/10/2003 Proforma	THIRD QUARTER 31/10/2003 Actual	NINE MTHS ENDED 31/10/2003 Proforma
Consolidated Performance				
Total Revenue	373.6	1,023.3		
EBITDA	64.2	167.7		
EBITDA Margin (%)	17.2	16.4		
Profit/(Loss) after taxation	5.7	(25.4)		
Net Cash Flow	2,219.6	2,212.6		
Capital expenditure	9.4	28.7		
(i) **Multichannel TV(MC-TV)**[1]				
Subscription revenue	284.8	804.1		
Advertising revenue	26.0	62.0		
EBITDA	63.6	175.6		
EBITDA Margin (%)	19.1	19.1		
Programme costs	106.7	283.8		
Capital expenditure	8.1	24.2		
Total subscriptions-net additions ('000)			90	226
Total subscriptions-end of period ('000)			1,296	1,296
Residential subscribers-net additions ('000)			83	207
Residential subscribers-end of period ('000)			1,191	1,191
ARPU – residential subscriber (RM)			81	81
Churn (%)			7.0	7.0
Subscriber acquisition cost ("SAC") (RM per set-top box sold)			1,040	955
Content cost (RM per subscriber per mth)			30	29

22. REVIEW OF PERFORMANCE FOR THIRD QUARTER AND NINE MONTHS ENDED 31 OCTOBER 2003 (Continued)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	THIRD QUARTER 31/10/2003 Actual	NINE MTHS ENDED 31/10/2003 Proforma	THIRD QUARTER 31/10/2003 Actual	NINE MTHS ENDED 31/10/2003 Proforma
(ii) Radio[1]				
Advertising revenue	27.9	74.3		
EBITDA	9.2	30.5		
EBITDA Margin (%)	32.0	40.1		
Listeners ('000)			8,740	8,740
Share of radio adex (%)			73	72
(iii) Celestial[1]				
Revenue	7.7	21.9		
EBITDA	(11.6)	(40.3)		
EBITDA Margin (%)	(151.3)	(184.2)		
Titles released for distribution			38	121
(iv) Others[1]				
Magazines – average monthly circulation (includes ASTRO TV Guide) ('000)			1,295	1,203
Malaysian film production – theatrical release			1	2

Note:

1. Represents segment performance before inter-segment eliminations.

Consolidated Performance

Turnover

In the quarter ended 31 October 2003, the Group recorded consolidated revenues of RM373.6m. This was mainly represented by subscription revenue of RM284.8m and advertising revenue of RM52.6m (MC-TV advertising of RM26.0m and Radio advertising of RM27.9m).

22. REVIEW OF PERFORMANCE FOR THIRD QUARTER AND NINE MONTHS ENDED 31 OCTOBER 2003 (Continued)

EBITDA

Group EBITDA for the quarter was RM64.2m, registering a margin of 17.2% of revenue.

Marketing, distribution and administrative expenses for the quarter were generally in line with expectations and includes the impact of net non-recurring expenses of RM2.2m (after the write back of RM12.0m over-provisions).

Cashflow

Positive cashflow for the quarter of RM2,219.6m, includes gross proceeds from the IPO of RM2,029.9m. Operating cash requirements of RM80.7m for the quarter include RM71m relating to the IPO.

Capital Expenditure

Group capital expenditure for the quarter totalled RM9.4m, of which RM8.1m was for MC-TV requirements.

Multi-channel TV

Subscriber net additions were 83K for the quarter and total 207K for the 9 months ended 31October 2003.

ARPU was maintained at RM81 for the quarter with increases in the take up of premium services and 2nd boxes, offsetting the decline in basic package average revenue.

Churn was maintained at 7.0%, whilst subscriber acquisition costs (SAC) for the quarter was impacted by non-recurring rebranding costs of RM14.2m. This cost added RM138 per box sold to SAC's for the quarter and impacted the 9 month SAC's by RM65 per box sold. Content costs for the quarter remained generally in line at RM30 per subscriber per month.

Radio

The ACNielsen 3rd quarter survey results showed the Group's Malaysian radio listenership base at 8.7million, an increase of 6.6% from the previous survey conducted in April 2003. Fill rates were 62% across all stations.

EBITDA margin for the quarter were impacted by the booking of RM4.4m of costs relating to the full year.

Celestial

The Celestial movie channel is now available to more than 1.3 million subscribers in 4 countries. A new agreement for distribution of this channel in Hong Kong from January 2004 has been secured with Galaxy Satellite Broadcasting Limited (an affiliate of Television Broadcast Limited). Negotiations have also been concluded in Australia for the distribution of the Celestial Movie Channel, commencing in January 2004. The video distribution business is showing signs of recovery in the key Hong Kong market after a slowdown between May and August this year.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE REQUIREMENT UNDER PART A of APPENDIX 9B

23. CURRENT YEAR PROSPECTS

ASTRO will continue to build on its core skills in content creation, aggregation and distribution for multi-lingual, multi-ethnic audiences to strengthen its leadership position in Malaysia, and to develop further opportunities for the export of ASTRO's intellectual assets to the region.

Demand for the Group's products and services has remained strong since the end of the quarter. On this basis and barring any unforeseen circumstances, it is expected that the Group's performance will be satisfactory for the remainder of the year ending 31 January 2004.

24. PROFIT FORECAST

Explanatory notes for the variance of actual results against the profit forecast are not applicable as they are only required to be presented in the fourth quarter report ending 31 January 2004.

25. DIVIDENDS

No dividends have been declared or recommended for the current quarter ended 31 October 2003.

26. EARNINGS/(LOSS) PER SHARE

The basic and diluted earnings/(loss) per share for the reporting period are computed as follows:

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/10/03 Actual	QUARTER ENDED 31/10/02	NINE MTHS ENDED 31/10/03 Proforma	NINE MTHS ENDED 31/10/02
(1) Basic earnings/(loss) per share					
Net profit/(loss)	(RM' m)	5.7	-	(25.4)	-
Weighted average number of ordinary shares	'm	1,265.2	-	1,212.4	-
Basic earnings/(loss) per share	sen	0.45	-	(2.10)	-
(2) Diluted earnings/(loss) per share					
Net profit/(loss)	(RM' m)	5.7	-	(25.4)	-
Weighted average number of ordinary shares	'm	1,265.2	-	1,212.4	-
Adjusted for share options granted	'm	0.7	-	0.2	-
Adjusted weighted average number of ordinary shares	'm	1,265.9	-	1,212.6	-
Diluted earnings/(loss) per share*	sen	0.45	-	**	-

The total number of shares which may be issued under the options granted pursuant to the Employee Share Option Scheme ("ESOS") and Management Share Incentive Scheme ("MSIS") and options to be offered under any future plans or schemes shall not exceed 10% of the issued and paid-up ordinary share capital at any time during the existence of these schemes.

The Company, pursuant to the ESOS and MSIS, has the authority to grant options to its employees up to a maximum of 10% of its issued and paid-up ordinary share capital of 1,918,758,461 ordinary shares of £0.10 each as at 31 October 2003.

Notes:

(*) The diluted earnings per share is calculated based on the dilutive effects of options granted over 27,686,000 ordinary shares under the Employee Share Option Scheme ("ESOS").

(**) There is no diluted loss per share for the cumulative period ended 31 October 2003 as the ordinary shares to be issued upon the exercise of the share options granted under the ESOS are anti-dilutive. The exercise of the options into ordinary shares would decrease the loss per share for the cumulative period ended 31 October 2003.

PART C – EXPLANATORY NOTES IN COMPLIANCE WITH KLSE REQUIREMENT UNDER PARAGRAPH 9.22(2)(d)

27. RECONCILIATION WITH MALAYSIAN GENERALLY ACCEPTED ACCOUNTING PRACTICE (UNAUDITED)

As mentioned under Note 1, the accounting policies adopted by the Group in presenting this quarterly report comply with IFRS adopted by the IASB and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The reconciliation of the consolidated results and net assets of the Group to those prepared in accordance with applicable approved accounting standards in Malaysia ('MAAS') is set out below.

INCOME STATEMENTS

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Note	QUARTER ENDED 31/10/03 Actual	QUARTER ENDED 31/10/02	NINE MTHS ENDED 31/10/03 Proforma	NINE MTHS ENDED 31/10/02
		RM'm	RM'm	RM'm	RM'm
IFRS consolidated net profit / (loss)		5.7	-	(25.4)	-
Elimination of pre-acquisition net losses of newly acquired subsidiaries	(a)	2.1	-	33.5	-
Amortisation of goodwill	(b)	(1.9)	-	(1.9)	-
MAAS consolidated net profit		5.9	-	6.2	-

BALANCE SHEET

	Note	AS AT 31/10/03 Proforma	AS AT 31/10/02
		RM' m	RM' m
IFRS consolidated net assets		1,336.5	-
Goodwill arising from the acquisition of subsidiaries	(a)	187.7	-
Amortisation of goodwill arising from the acquisition of subsidiaries	(b)	(1.9)	-
MAAS consolidated net assets		1,522.3	-

The differences in accounting policies of the Group under IFRS and Applicable Approved Accounting Standards in Malaysia do not have an impact on the net movement in cash and cash equivalents of the Group for the third quarter ended 31 October 2003.

27. RECONCILIATION WITH MALAYSIAN GENERALLY ACCEPTED ACCOUNTING PRACTICE (UNAUDITED) (continued)

Notes:

(a) As mentioned in Note 11, the Group acquired the entire issued and paid-up share capital of Celestial and PANV during the quarter ended 31 October 2003. As IFRS does not specify the accounting for business combinations of enterprises under common control, the Group has elected to apply the principles of uniting of interests (merger accounting) in the consolidation of the financial statements of Celestial and PANV under IFRS. However, as the acquisition of Celestial and PANV did not meet certain requirements under MASB Standard No. 21 "Business Combinations" for merger accounting, these business combinations were accounted for using acquisition accounting. Accordingly, the consolidated income statement and net assets of the Group are adjusted to reflect the effects of the business combination (using acquisition accounting) of Celestial and PANV.

(b) The Group's policy is to amortise the goodwill on a systematic basis over its estimated useful life, during which the future economic benefits of the goodwill are expected to flow to the Group. The Group amortises the goodwill on these acquisitions over its estimated useful life of 20 years.

(c) The fair values of the assets and liabilities acquired are recognised based on preliminary estimates made by management. Should additional evidence become subsequently available that affects the fair values of those assets and liabilities at the date of acquisition, the fair values will be adjusted. If applicable, this adjustment can only be made up to the end of the first financial year commencing after the date of acquisition.

By order of the Board

Rohana binti Rozhan (MIA No.11722)
Company Secretary

19 December 2003

Kuala Lumpur

Financial Results
Reference No **AA-040323-68355**

Amended Announcement

(Please refer to the ealier announcement reference number: AA-040323-40336)

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**23/03/2004**
Quarterly report for the financial period ended	:	**31/01/2004**
Quarter	:	**4**
Financial Year End	:	**31/01/2004**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

Q4 Jan 04 Quarter Report_ASTRO final(word).doc

Remark:
The header caption for Notes 15 to 26 (pages 13 to 23) in the Quarterly Report should read "Part B - Explanatory Notes in compliance with MSEB Requirements under Part A of Appendix 9B". There are no other amendments to the Report.

SUMMARY OF KEY FINANCIAL INFORMATION
31/01/2004

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		31/01/2004	31/01/2003	31/01/2004	31/01/2003
		RM'000	RM'000	RM'000	RM'000
1	Revenue	396,392		1,418,771	
2	Profit/(loss) before tax	39,933		22,475	
3	Profit/(loss) after tax and minority interest	38,040		12,189	
4	Net profit/(loss) for the period	38,040		12,189	
5	Basic earnings/(loss) per shares (sen)	1.98		0.83	
6	Dividend per share (sen)	0.00		0.00	

AS AT END OF AS AT PRECEDING

		CURRENT QUARTER	FINANCIAL YEAR END
7	Net tangible assets per share (RM)	0.5400	

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Remarks :

Form Version 2.0

Financial Results

Submitted by ASTRO ALL ASIA NETWORKS PLC on 23/03/2004 19:56:46

Reference No AA-040323-68355

* Announcement reference number	:	AA-040323-40338
Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	ASTRO ALL ASIA NETWORKS plc
* Stock name	:	ASTRO
* Stock code	:	5076
* Contact person	:	LIM LAY FONG
* Designation	:	COMPANY SECRETARY

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 31/01/2004
* Quarter : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* Financial Year End : 31/01/2004
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

Q4 Jan 04 Quarter Report_ASTRO final(word).

Remarks:

The header caption for Notes 15 to 26 (pages 13 to 23) in the Quarterly Report should read "Part B - Explanatory Notes in compliance with MSEB Requirements under Part A of Appendix 9B". There are no other amendments to the Report.

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/01/2004**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/01/2004	31/01/2003	31/01/2004	31/01/2003
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	396,392		1,418,771	

2	Profit/(loss) before tax	39,933		22,475	
3	Profit/(loss) after tax and minority interest	38,040		12,189	
4	Net profit/(loss) for the period	38,040		12,189	
5	Basic earnings/(loss) per share (sen)	1.99		0.88	
6	Dividend per share (sen)	0.00		0.00	

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	0.5400	

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/01/2004	31/01/2003	31/01/2004	31/01/2003
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	54,862		148,631	
2	Gross interest income	11,512		18,775	
3	Gross interest expense	23,901		100,541	

Note: The above information is for the Exchange internal use only.

Word doc.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2004

ANNOUNCEMENT

The Board of Directors of ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "the Company") is pleased to announce the following unaudited consolidated results for the fourth quarter and financial year ended 31 January 2004 which should be read in conjunction with the consolidated financial information presented in the Prospectus of the Company dated 1 October 2003.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Note	QUARTER ENDED 31/01/2004	QUARTER ENDED 31/01/2003	YEAR ENDED 31/01/2004	YEAR ENDED 31/01/2003
		RM'm	RM'm	RM'm	RM'm
Revenue		396.4	-	1,418.8	-
Cost of sales		(260.3)	-	(996.3)	-
Gross profit		136.1	-	422.5	-
Other operating income					
- Gain on dispute settlement		-	-	24.0	-
- Other income		3.2	-	11.5	-
Marketing and distribution costs		(42.0)	-	(147.1)	-
Administrative expenses		(42.4)	-	(162.0)	-
Profit from operations		54.9	-	148.9	-
Finance costs (net)		(17.7)	-	(127.4)	-
Results from investment in associates:					
- Share of results before tax		0.2	-	0.5	-
- Reversal of impairment loss		3.6	-	3.6	-
- Amortisation of goodwill		(1.0)	-	(3.0)	-
Gain from investment in associates		2.8	-	1.1	-
Profit from ordinary activities before taxation (1)		40.0	-	22.6	-
Taxation	15	(1.9)	-	(10.3)	-
Profit from ordinary activities after taxation		38.1	-	12.3	-

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2004

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/01/2004	QUARTER ENDED 31/01/2003	YEAR ENDED 31/01/2004	YEAR ENDED 31/01/2003
		RM'm	RM'm	RM'm	RM'm
Minority interest		-	-	-	-
Net profit		38.1	-	12.3	-
Earnings per share:	26	Sen	Sen	Sen	Sen
- Basic		1.99	-	0.88	-
- Diluted*		1.98	-	0.87	-

(*) The diluted earnings per share is calculated based on the dilutive effects of options granted over 27,686,000 ordinary shares under the Employee Share Option Scheme ("ESOS") and the dilutive effects of potential ordinary shares arising on the conversion of Series II Redeemable Convertible Preference Shares ("RCPS").

Note:

(1) The profit from ordinary activities before taxation has been arrived at after charging:

Depreciation of property, plant and equipment	19.8	-	88.7	-
Amortisation of film library and programme rights	32.4	-	90.7	-
Amortisation of other intangible assets – software costs	1.9	-	6.4	-
Amortisation of other intangible assets - goodwill	-	-	0.1	-

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2004

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/01/2004 RM'm	AS AT 31/01/2003 RM'm
NON-CURRENT ASSETS			
Property, plant and equipment	9	339.0	-
Associates [(1)]		22.6	-
Deferred tax assets		602.8	-
Film library and programme rights		280.4	-
Other intangible assets [(2)]		58.1	-
		1,302.9	-
CURRENT ASSETS			
Inventories		36.7	-
Receivables and prepayments		270.4	-
Tax recoverable		7.5	-
Deposits, cash and bank balances		1,740.3	-
		2,054.9	-
CURRENT LIABILITIES			
Borrowings (interest bearing)	19	281.4	-
Payables		668.7	-
Provision for liabilities and charges		5.0	-
Tax liabilities		1.4	-
		956.5	-
NET CURRENT ASSETS		1,098.4	-
NON-CURRENT LIABILITIES			
Borrowings (interest bearing)	19	949.4	-
Payables		39.7	-
Deferred tax liabilities		17.6	
		1,006.7	-
		1,394.6	-
CAPITAL AND RESERVES			
Share capital		1,189.5	-
Share premium		2,108.1	-
Contributed surplus account		518.4	-
Exchange reserves		1.4	-
Accumulated losses		(2,422.8)	-
		1,394.6	-
NET TANGIBLE ASSETS PER SHARE (RM)[(3)]		0.54	-

Notes:

(1) Associates include goodwill on acquisition of an associate with net book value of RM17.7m.

(2) Other intangible assets include software costs, management rights, prepayments and goodwill on consolidation with net book values of RM10.6m, RM2.8m, RM44.3m and RM0.4m respectively.

(3) Net tangible assets represent net assets less other intangible assets, film library and programme rights and goodwill included in investment in associates. Net assets of the Group of RM1,394m are stated after deducting total set-top box and receiving equipment subsidies to-date of RM1,129m.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2004

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued and fully paid ordinary shares of £0.10 each		Non-distributable					
Year ended 31/01/2004	Number of shares	Nominal value	RCPS (equity component)	Contributed surplus account	Exchange reserves	Share premium	Accumulated losses	Total
	Million	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
As at 1 February 2003 as if the Company was incorporated on 1 February 2003	1,185.5	724.4	17.2	518.4	(0.1)	-	(2,445.1)	(1,185.2)
Transfer to accumulated losses on redemption of A Series Redeemable Convertible Preference Shares ("RCPS")	-	-	(10.0)	-	-	-	10.0	-
Conversion of Series I RCPS	116.6	74.0	(7.2)	-	-	178.9	-	245.7
Conversion of Series II RCPS	108.2	68.6	-	-	-	326.4	-	395.0
Issuance of shares pursuant to Initial Public Offering ("IPO")	508.4	322.5	-	-	-	1,707.4	-	2,029.9
IPO shares issuance expenses	-	-	-	-	-	(104.6)	-	(104.6)
Foreign exchange differences	-	-	-	-	1.5	-	-	1.5
Net profit for the year	-	-	-	-	-	-	12.3	12.3
Balance as at 31/01/2004	1,918.7	1,189.5	-	518.4	1.4	2,108.1	(2,422.8)	1,394.6

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2004

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	YEAR ENDED 31/01/2004	YEAR ENDED 31/01/2003
	RM'm	RM'm
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	12.3	-
Contra arrangements – revenue	(7.4)	-
Amortisation of film library and programme rights	90.7	-
Amortisation of other intangible assets – software costs	6.4	-
Amortisation of other intangible assets - goodwill	0.1	-
Depreciation of property, plant and equipment	88.7	-
Gain on disposal of property, plant and equipment	(1.2)	-
Loss on disposal of other intangible assets	0.1	-
Interest income	(18.8)	-
Interest expense	100.5	-
Accretion of RCPS yield	28.5	-
Taxation	10.3	-
Gain from investment in associates	(1.1)	-
Unrealised foreign exchange losses	0.3	-
	309.4	-
Changes in working capital:		
Film library and programme rights	(113.4)	-
Inventories	24.7	-
Receivables and prepayments	(48.0)	-
Payables	(18.2)	-
Provision for liabilities and charges	(57.2)	-
	97.3	-
Income tax paid	(0.5)	-
Interest received	13.4	-
Net cash flow from operating activities	110.2	-

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2004

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

	CUMULATIVE QUARTER	
	YEAR ENDED 31/01/2004	YEAR ENDED 31/01/2003
	RM'm	RM'm
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of remaining 20% interest in a subsidiary	(0.4)	-
Investment in associates	(23.2)	-
Proceeds from disposal of property, plant and equipment	1.7	-
Purchase of property, plant and equipment	(31.3)	-
Acquisition of intangibles	(60.5)	-
Net cash flow from investing activities	(113.7)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest paid	(187.6)	-
Proceeds from borrowings	1,022.4	-
Receipts of corporate advances	33.3	-
Issuance of shares pursuant to IPO	1,925.3	-
Issuance of RCPS	395.0	-
Repayment of finance lease liabilities	(24.4)	-
Repayment of borrowings	(736.4)	-
Repayment of corporate advances	(503.5)	-
Redemption of RCPS	(285.0)	-
Repayment of promissory notes and bills of exchange	(133.9)	-
Net cash flow from financing activities	1,505.2	-
Net effect of currency translation on cash and cash equivalents	(0.2)	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,501.5	-
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	238.8	
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	1,740.3	-

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2004

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

1. BASIS OF PREPARATION

The quarterly report has been prepared in accordance with the reporting requirements as set out in Malaysian Accounting Standards Board ("MASB") Standard No. 26 – "Interim Financial Reporting" and paragraph 9.22 of the Malaysia Securities Exchange Berhad's ("MSEB") Listing Requirements and should be read in conjunction with the consolidated financial information presented in the Prospectus of the Company dated 1 October 2003.

ASTRO was incorporated on 22 July 2003. On 20 September 2003, ASTRO acquired the entire share capital of AAAN (Bermuda) Limited (formerly known as ASTRO ALL ASIA NETWORKS Limited). The business combination of ASTRO and AAAN (Bermuda) Limited is accounted for using the principle of uniting of interests (merger accounting). As such, the consolidated financial results of ASTRO and its subsidiaries ("the Group") for the cumulative period to date which includes the period prior to the incorporation of ASTRO, have been presented as if the Group had been in existence throughout the entire period reported.

The accounting policies used by the Group in the quarterly report comply with International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The quarterly report has been prepared based on the accounting policies and methods of computation consistent with those adopted in the preparation of the consolidated financial information presented in the Prospectus of the Company dated 1 October 2003.

A reconciliation to amounts prepared in accordance with the Malaysian Generally Accepted Accounting Practice is disclosed in Note 27.

2. QUALIFICATION OF PRECEDING ANNUAL FINANCIAL STATEMENTS

There were no preceding annual financial statements for the Group as ASTRO was only incorporated on 22 July 2003.

3. SEASONAL / CYCLICAL FACTORS

The operations of the Group were not significantly affected by seasonality and cyclical factors during the quarter under review.

4. UNUSUAL ITEMS

There were no unusual items affecting the assets, liabilities, equity, net income, or cash flows during the quarter under review.

5. MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED

There were no significant changes in estimates of amounts reported in the prior interim period of the current financial year.

6. MOVEMENTS IN DEBT/EQUITY SECURITIES

The details of movements in debt/equity securities in the current quarter are as follows:

DATE	NATURE OF DEBT/EQUITY SECURITY	NUMBER OF SHARES	PAR VALUE	ISSUED	REDEEMED / CONVERTED / REPAID
		Million		RM'm	RM'm
Bills of exchange and commercial papers					
14/11/2003	Repayment of bills of exchange	-	-	-	74.4
27/01/2004	Repayment of commercial papers	-	-	-	145.0

Other than as disclosed above, there are no issuances, cancellation, repurchases, resale and repayment of debt and equity securities in the current quarter.

7. DIVIDENDS PAID

There were no dividends paid during the current quarter.

8. SEGMENT RESULTS AND REPORTING

The Group is organised in the following business segments:
- Multi channel television – provides multi channel Direct-to-Home subscription television and related interactive television services.
- Radio – provides radio broadcasting services.
- Celestial – the ownership of a library of Chinese filmed entertainment and the aggregation and distribution of this and related content.
- Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; ownership of buildings and investment holding companies.

Inter-segment revenue represents transfer between segments and is eliminated on consolidation. The transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.

8. SEGMENT RESULTS AND REPORTING (continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/01/04	QUARTER ENDED 31/01/03	YEAR ENDED 31/01/04	YEAR ENDED 31/01/03
Revenue	RM'm	RM'm	RM'm	RM'm
Multi channel television				
External revenue	347.0	-	1,265.6	-
Inter-segment revenue	-	-	-	-
Multi channel television revenue	347.0	-	1,265.6	-
Radio				
External revenue	30.8	-	103.7	-
Inter-segment revenue	1.2	-	4.3	-
Radio revenue	32.0	-	108.0	-
Celestial				
External revenue	12.3	-	29.3	-
Inter-segment revenue	2.1	-	7.0	-
Celestial revenue	14.4	-	36.3	-
Others				
External revenue	6.3	-	20.2	-
Inter-segment revenue	16.3	-	41.1	-
Other revenue	22.6	-	61.3	-
Total reportable segments	416.0	-	1,471.2	-
Eliminations	(19.6)	-	(52.4)	-
Total group revenue	396.4	-	1,418.8	-

8. SEGMENT RESULTS AND REPORTING (continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/01/04	QUARTER ENDED 31/01/03	YEAR ENDED 31/01/04	YEAR ENDED 31/01/03
	RM'm	RM'm	RM'm	RM'm
Segment Results				
Multi channel television	54.7	-	165.8	-
Radio	15.8	-	45.1	-
Celestial	(12.9)	-	(54.8)	-
Others	3.7	-	16.6	-
Inter-segment eliminations	(6.4)		(23.8)	
Profit from operations	54.9	-	148.9	-

9. VALUATIONS OF PROPERTY, PLANT AND EQUIPMENT

There were no revaluations of property, plant and equipment during the current quarter. As at 31 January 2004, all property, plant and equipment were stated at cost less accumulated depreciation.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

There were no material subsequent events as at 23 March 2004.

11. CHANGES IN THE COMPOSITION OF THE GROUP

There have been no significant changes in the composition of the Group in the current quarter.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

As at 31 January 2004, the Group has the following bank guarantees and letters of credit for which the liabilities have not been provided for in the financial statements:

	As at 31/01/04
	RM' m
Set-top boxes	34.8
Utilities	1.8
Custom duties, stamp duties and import duties	0.3
Programme rights	13.6
License fees	1.7
	52.2

(b) Contingent assets

There were no contingent assets as at 31 January 2004.

13. COMMITMENTS

As at 31 January 2004, the Group has the following known commitments:

	As at 31/01/04
	RM' m
Authorised and contracted for	97.7
Authorised but not contracted for	272.9
	370.6

Analysed as follows:	Authorised and		
	Contracted for	Not contracted for	Total
	RM' m	RM' m	RM' m
Property, plant and equipment	16.7	121.4	138.1
Investment in an associate	18.9	-	18.9
Film library and programme rights	61.6	151.5	213.1
Non-cancellable operating lease	0.5	-	0.5
	97.7	272.9	370.6

In addition to the commitments disclosed above, the Group currently has a 30-year agreement to lease the land underlying the All Asia Broadcast Centre which commenced in 1995.

14. SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn Bhd ("UTSB") as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company.

UTSB, together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, have the ability to exercise significant influence over Maxis Communications Berhad. MAI Holdings Sdn Bhd is ultimately deemed controlled by Ananda Krishnan Tatparanandam.

Related parties	Relationship
Hsin-Chi Broadcast Co. Ltd	Associate of the Group
Maxis Broadband Sdn Bhd	Subsidiary of Maxis Communications Berhad
UTSB Management Sdn Bhd	Subsidiary of Usaha Tegas Sdn Bhd
Usaha Tegas Entertainment Systems Sdn Bhd	Subsidiary of Usaha Tegas Sdn Bhd
All Asia Radio Technologies Sdn Bhd	Associate of Usaha Tegas Sdn Bhd
Binariang Satellite Systems Sdn Bhd	Subsidiary of MAI Holdings Sdn Bhd

In addition to significant related party transactions disclosed elsewhere in this report, the following significant transactions were carried out with the following related parties:

	TRANSACTIONS FOR THE CUMULATIVE YEAR ENDED 31/01/04	AMOUNTS (*) DUE FROM/(TO) AS AT 31/01/04
	RM' m	RM' m
(a) Sales of goods and services		
Transponder sublease rental from: Hsin-Chi Broadcast Co. Ltd	4.2	-
(b) Purchases of goods and services		
Personnel and consultancy services from: UTSB Management Sdn. Bhd.	11.0	(3.8)
Marketing, programming and advertising services from: All Asia Radio Technologies Sdn. Bhd.	6.5	(6.5)
Telecommunication services from: Maxis Broadband Sdn Bhd.	6.1	(2.8)
Payments related to finance lease: Binariang Satellite Systems Sdn Bhd	17.5	(17.5)
Interest on corporate advances: Usaha Tegas Entertainment Systems Sdn Bhd	9.3	-

Note: (*) Represents amounts outstanding on transactions entered into during the financial year ended 31 January 2004.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH MSEB REQUIREMENT UNDER PART A of APPENDIX 9B

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/01/04	QUARTER ENDED 31/01/03	YEAR ENDED 31/01/04	YEAR ENDED 31/01/03
	RM' m	RM' m	RM' m	RM' m
Current tax	1.6	-	1.8	-
Deferred tax	0.3	-	8.5	-
	1.9	-	10.3	-

The Group's effective tax rate for the financial year ended 31 January 2004 is higher at 45.6% mainly due to losses in certain subsidiaries not available for relief at Group level and non-deductibility of certain items for tax purposes.

16. PROFIT/(LOSS) ON SALES OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

17. QUOTED SECURITIES

There were no quoted securities acquired or disposed of during the quarter.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(a) Status of corporate proposal announced during the quarter

There were no incomplete corporate proposals as at 23 March 2004.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(b) Status of utilisation of proceeds raised from the Initial Public Offering

The status of the utilisation of the proceeds as at 23 March 2004 from the Initial Public Offering ("IPO") is as follows:

	Proposed utilisation of IPO proceeds (**)	Utilised to date	Amounts outstanding
	RM' m	RM' m	RM' m
Repayment of a private debt securities facility	661.8	(145.0)	516.8
Repayment of a foreign export credit agency structured trade facility	77.1	(9.9)	67.2
Repayment of bearer promissory notes (*)	74.4	(74.4)	-
Part repayment of a syndicated term loan facility	551.0	(551.0)	-
Payment for equity in associate, TVBPH	19.0	-	19.0
Listing expenses	110.4	(97.7)	12.7
Working capital / general corporate purposes	536.2	(26.3)	509.9
	2,029.9	(904.3)	1,125.6

Note:

(*) On 29 October 2003, the bearer promissory notes were redeemed via the issuance of bearer bills of exchange issued by the Company. The bearer bills of exchange were repaid on 14 November 2003 from the IPO proceeds.

(**) Estimated utilisation as set out in ASTRO's prospectus dated 1 October 2003 adjusted for the final retail price of RM3.65 per share (being 90% of the final institution price of RM4.06 per share which was fixed on 11 October 2003).

19. GROUP BORROWINGS AND DEBTS SECURITIES

The amounts of Group borrowings and debt securities as at 31 January 2004 are as follows:

	Short Term RM' m	Long Term RM' m	Total RM' m
Secured			
Private debt securities ("PDS")[1]	215.7	352.4	568.1
Foreign structured trade finance ("ECA")[1] - USD17.9m	38.9	29.0	67.9
BPI Facility[1]	-	44.8	44.8
USD term loan[2] – USD114.4m	-	434.7	434.7
Finance lease liabilities[3]	26.8	88.5	115.3
	281.4	949.4	1,230.8

Notes:

(1) All assets of MEASAT Broadcast Network Systems Sdn Bhd ("MBNS") and MEASAT Digicast Sdn Bhd ("Digicast"), subsidiaries of ASTRO, are pledged as securities on a pari passu basis to the PDS, ECA (USD17.9m) and BPI Facilities.

The rights, title, interest and benefits of MBNS for the following are also assigned to the PDS, ECA (USD17.9m) and BPI Facilities:

(i) All Asia Broadcast Centre leased land.
(ii) Malaysia East Asia Satellite 1 ("M1") transponder lease agreement with Binariang Satellite Systems Sdn Bhd ("BSS"), the transponder insurance and the broadcast's all risk policy.
(iii) Agreement for the supply of daughter smartcards and the Mediaguard system licence agreement, both with the Societe Europeene de Controle D'acces; and Mediahighway licence agreement with Canal+.

(2) The USD term loan (USD114.4m) is secured/to be secured by the following:

(i) Corporate guarantees, debentures, assignment of bank accounts, legal and equitable share mortgages created by various subsidiaries of the Company (and to be created by certain future subsidiaries), together with an undertaking by MBNS for the creation of future securities.
(ii) As part of the security agreement and in accordance with the undertaking by MBNS, MBNS and Digicast are to create pari passu ranking of securities currently provided to the guarantors of the PDS and lenders of the ECA (USD17.9m) and BPI Facilities (as referred to in Note (1)), subject to fulfilment of certain conditions.

(3) The finance lease liabilities are effectively secured as the rights of the leased asset revert to the lessor in the event of default.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2004

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH MSEB REQUIREMENT UNDER PART A of APPENDIX 9B

20. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no outstanding off-balance sheet financial instruments as at 23 March 2004.

21. CHANGES IN MATERIAL LITIGATION

There were no material litigation matters dealt with during the period or pending as at 23 March 2004.

22. REVIEW OF PERFORMANCE

(A) Performance of current quarter (Fourth Quarter 2004) against preceding quarter (Third Quarter 2004)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FOURTH QUARTER 31/01/2004	THIRD QUARTER 31/10/2003	FOURTH QUARTER 31/01/2004	THIRD QUARTER 31/10/2003
Consolidated Performance				
Total Revenue	396.4	372.6		
Subscriber Acquisition Costs (SAC)[2]	93.3	107.4		
EBITDA[3]	76.6	63.7		
EBITDA Margin (%)	19.3	17.1		
Profit after taxation	38.1	5.1		
Free Cash Flow[4]	81.6	(80.8)		
Net (Decrease)/Increase in Cash	(711.0)	2,219.6		
Capital expenditure[5]	14.3	9.4		

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of current quarter (Fourth Quarter 2004) against preceding quarter (Third Quarter 2004)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FOURTH QUARTER 31/01/2004	THIRD QUARTER 31/10/2003	FOURTH QUARTER 31/01/2004	THIRD QUARTER 31/10/2003
(i) Multichannel TV(MC-TV)[1]				
Subscription revenue	299.8	284.8		
Advertising revenue	29.0	26.0		
SAC[2]	93.3	107.4		
EBITDA[3]	72.5	63.6		
EBITDA Margin (%)	20.9	19.1		
Capital expenditure[5]	10.1	8.1		
Total subscriptions-net additions ('000)			97	90
Total subscriptions-end of period ('000)			1,393	1,296
Residential subscribers-net additions ('000)			92	83
Residential subscribers-end of period ('000)			1,283	1,191
ARPU – residential subscriber (RM)			80	81
Churn (%)			7.9	7.0
SAC per set-top box sold (RM)			779	1,040
Content cost (RM per subscriber per mth)			26	30
(ii) Radio[1]				
Advertising revenue	32.1	27.9		
EBITDA[3]	16.3	9.2		
EBITDA Margin (%)	50.9	32.0		
Listeners ('000)[6]			8,740	8,740
Share of radio adex (%)			75	73
(iii) Celestial[1]				
Revenue	14.4	7.7		
EBITDA[3]	(12.3)	(11.6)		
EBITDA Margin (%)	(85.4)	(150.6)		
Titles released for distribution			42	38

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of current quarter (Fourth Quarter 2004) against preceding quarter (Third Quarter 2004)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FOURTH QUARTER 31/01/2004	THIRD QUARTER 31/10/2003	FOURTH QUARTER 31/01/2004	THIRD QUARTER 31/10/2003
(iv) Others[1]				
Magazines – average monthly circulation (includes ASTRO TV Guide) ('000)			1,375	1,295
Malaysian film production – theatrical release			1	1

Note :
1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the average cost incurred in signing up a subscriber to the DTH multi-channel subscription service, including sales and marketing expenses and any subsidy offered on the set-top box and receiving equipment.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales) and gain from investments in associates.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure includes capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 2, 2003 performed by NMR in October 2003.

Consolidated Performance

Turnover

On the back of strong demand for the Group's products and services, the Group recorded consolidated revenues of RM396.4m during the 4th quarter ended 31 January 2004, an increase of RM23.8m or 6.4% over the 3rd quarter of RM372.6m. The growth was mainly contributed by the MC-TV segment of RM14.0m (RM347.0m vs RM333.0m), Radio segment of RM3.3m (RM32.0m vs RM28.7m) and Celestial of RM6.7m (RM14.4m vs RM7.7m).

EBITDA

EBITDA for 4th quarter was RM76.6m, an improvement of RM12.9m or 20.3% over EBITDA for 3rd quarter of RM63.7m. EBITDA margin for 4th quarter of 19.3% is an improvement of 2.2 percentage points over EBITDA margin for 3rd quarter of 17.1%. This growth was generated by MC-TV segment increase of RM8.9m, after expensing SAC of RM93.3m, and Radio segment increase of RM7.1m. MC-TV EBITDA recorded improvements due to subscription revenues and advertising growth, and savings in operating costs and subscriber acquisition costs. Radio EBITDA improvements were driven by advertising revenue growth as well as tight control over operating costs.

Free Cashflow

Free cash flow generated in the 4th quarter was RM81.6m, an improvement of RM162.4m over the 3rd quarter net usage of RM80.8m. This improvement was due to positive EBITDA margins in 4th quarter together with positive movements in working capital.

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of current quarter (Fourth Quarter 2004) against preceding quarter (Third Quarter 2004)

Net Cashflow

Net decrease in cash of RM711.0m in the 4th quarter included the utilisation of the IPO proceeds to settle part of the USD term loan of RM551m (USD145m)and the repayment of commercial papers under the PDS facility of RM145m.

Capital Expenditure

Group capital expenditure for the quarter totalled RM14.3m, of which RM10.1m was for MC-TV requirements.

Multi-channel TV

Residential subscriber net additions were 92K for the quarter compared to 83K for 3rd quarter, an increase of 9K or 10.8%. The continued growth represents a positive response to ASTRO's new re-branding, increased channel offering and aggressive sales strategies.

Total revenue for the quarter reached RM347.0m, an increase of RM14.0m or 4.2% over 3rd quarter revenue.

ARPU were held steady at the RM80 range, during a period of strong subscriber growth in the mass urban market.

MAT Churn increased to 7.9% for the quarter as compared to 7.0% for 3rd quarter, reflecting the seasonal impact of the festive seasons coming to an end.

Subscriber acquisition costs (SAC) per box sold dropped to RM779 in 4th quarter from RM1,040 in 3rd quarter, a reduction of RM261 or 25.1%. The decrease was mainly due to the non-recurring re-branding costs of RM14.2m in 3rd quarter (RM138 impact on SAC per set-top box sold), lower set-top box prices and reduced selling costs (RM150 per new subscriber). This was partially offset by lower revenue as the retail selling price was reduced to RM299 per box (RM45 per box sold).

During the quarter, the Group continued to achieve further efficiencies in other operating costs.

Radio

Radio's revenue for the quarter of RM32.0m was higher than 3rd quarter's revenue of RM28.7m, an increase of RM3.3m or 11.5%. This result was due to the positive impact of the 3rd quarter rating results on key seasonal sales periods of November and December 2003.

The Group's radio business share of adex registered a growth of 2%, from 73% in 3rd quarter to 75% in 4th quarter.

Celestial

Revenues for 4th quarter of RM14.4m grew by RM6.7m or 87.0% over RM7.7m recorded in 3rd quarter principally due to the commencement of films distributed to the USA, Europe, Japan and the other Asian territories.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2004

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH MSEB REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of current financial year ended 31 January 2004

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS YEAR ENDED 31/01/2004	KEY OPERATING INDICATORS YEAR ENDED 31/01/2004
Consolidated Performance		
Total Revenue	1,418.8	
SAC[2]	371.9	
EBITDA[3]	244.1	
EBITDA Margin (%)	17.2	
Profit after taxation	12.3	
Free Cash Flow[4]	(3.5)	
Net Increase in Cash	1,501.5	
Capital expenditure[5]	43.0	
(i) **Multichannel TV(MC-TV)**[1]		
Subscription revenue	1,103.8	
Advertising revenue	91.0	
SAC[2]	371.9	
EBITDA[3]	248.1	
EBITDA Margin (%)	19.6	
Capital expenditure[5]	34.4	
Total subscriptions-net additions ('000)		323
Total subscriptions-end of period ('000)		1,393
Residential subscribers-net additions ('000)		299
Residential subscribers-end of period ('000)		1,283
ARPU – residential subscriber (RM)		81
Churn (%)		7.9
SAC per set-top box sold (RM)		904
Content cost (RM per subscriber per mth)		28

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 JANUARY 2004

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH MSEB REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

(B) Performance of current financial year ended 31 January 2004

	All amounts in RM million unless otherwise stated	
	FINANCIAL HIGHLIGHTS	KEY OPERATING INDICATORS
	YEAR ENDED 31/01/2004	YEAR ENDED 31/01/2004
(ii) Radio[1]		
Advertising revenue	106.4	
EBITDA[3]	46.9	
EBITDA Margin (%)	43.4	
Listeners ('000)[6]		8,740
Share of radio adex (%)		73.5
(iii) Celestial[1]		
Revenue	36.3	
EBITDA[3]	(52.7)	
EBITDA Margin (%)	(145.2)	
Titles released for distribution		128
(iv) Others[1]		
Magazines – average monthly circulation (includes ASTRO TV Guide) ('000)		1,246
Malaysian film production – theatrical release		3

Note :
1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the average cost incurred in signing up a subscriber to the DTH multi-channel subscription service, including sales and marketing expenses and any subsidy offered on the set-top box and receiving equipment.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales) and gain from investments in associates.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure includes capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 2, 2003 performed by NMR in October 2003.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH MSEB REQUIREMENT UNDER PART A of APPENDIX 9B

23. PROSPECTS RELATING TO FINANCIAL YEAR ENDING 31 JANUARY 2005

ASTRO continues to build on its content creation, aggregation and distribution infrastructure and skills to further strengthen its cross media position in Malaysia, and to develop further opportunities to leverage these assets in the region.

The Directors are encouraged by the strong subscriber growth which underpins the future revenue for the MC-TV segment. The Radio segment also increased market share during the financial year ended 31 January 2004.

On the basis of the underlying performance of the principal activities of the Group, the continuing expansion of the Malaysian and regional economies, and barring any unforeseen circumstances the Board expects that the overall results for the financial year ending 31 January 2005 will be satisfactory.

24. PROFIT FORECAST

The Group's profit after tax for the financial year ended 31 January 2004 of RM12.3 million was RM2.1 million or 20.6% above the higher end of the profit after tax forecast range of RM10.2 million published in the prospectus. This improvement was achieved even though ASTRO had a better than expected performance in gross additional subscribers of 211,000 versus the 167,000 outlined in the prospectus for the 6 months ended 31 January 2004, and the subscriber acquisition cost impact of adding these 44,000 additional subscribers. This favourable increase in profit after tax is analysed as follows:

		RM'm Favourable/ (Unfavourable)
Profit after tax published in the prospectus	(a)	**10.2**
Revenue movements		(4.1)
Costs movements :		
- Operating and other costs (net)		23.2
- SAC (arising from additional subscriber growth over prospectus forecast)		(33.7)
Other movements:		
- Results from investment in associates		3.6
- Taxation		13.1
Profit after tax for the year ended 31 January 2004	(b)	**12.3**
Favourable variance	(b)-(a)	**2.1**

25. DIVIDENDS

No dividends have been declared or recommended for the current quarter ended 31 January 2004.

26. EARNINGS PER SHARE

The basic and diluted earnings per share for the reporting period are computed as follows:

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/01/04	QUARTER ENDED 31/01/03	YEAR ENDED 31/01/04	YEAR ENDED 31/01/03
(1) Basic earnings per share					
Net profit	(RM' m)	38.1	-	12.3	-
Weighted average number of ordinary shares	'm	1,918.7	-	1,390.4	-
Basic earnings per share	Sen	1.99	-	0.88	-
(2) Diluted earnings per share					
Net profit	(RM' m)	38.1	-	12.3	-
Weighted average number of ordinary shares	'm	1,918.7	-	1,390.4	-
Adjusted for share options granted	'm	4.8	-	1.3	-
Adjusted for the dilutive effect of Series II RCPS	'm	-	-	19.6	-
Adjusted weighted average number of ordinary shares	'm	1,923.5	-	1,411.3	-
Diluted earnings per share*	Sen	1.98	-	0.87	-

The Company, pursuant to the Employee Share Option Scheme ("ESOS") and Management Share Incentive Scheme ("MSIS"), has the authority to grant options to its employees up to a maximum of 10% of its issued and paid-up ordinary share capital of 1,918,758,461 ordinary shares of £0.10 each as at 31 January 2004.

Note: (*) The diluted earnings per share is calculated based on the dilutive effects of options granted over 27,686,000 ordinary shares under the ESOS and the dilutive effects of potential ordinary shares arising on the conversion of the Series II RCPS.

27. RECONCILIATION WITH MALAYSIAN GENERALLY ACCEPTED ACCOUNTING PRACTICE

As mentioned under Note 1, the accounting policies adopted by the Group in presenting this quarterly report comply with IFRS adopted by the IASB and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The reconciliation of the consolidated results and net assets of the Group to those that would be reported in accordance with applicable approved accounting standards in Malaysia ('MAAS') is set out below.

INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/01/04	QUARTER ENDED 31/01/03	YEAR ENDED 31/01/04	YEAR ENDED 31/01/03
		RM'm	RM'm	RM'm	RM'm
IFRS consolidated net profit		38.1	-	12.3	-
Elimination of pre-acquisition net losses of subsidiaries acquired on 20 August 2003	(a)	-	-	34.0	-
Amortisation of goodwill	(b)	(6.7)	-	(22.3)	-
MAAS consolidated net profit		31.4	-	24.0	-

BALANCE SHEET

	Note	AS AT 31/01/04	AS AT 31/01/03
		RM' m	RM' m
IFRS consolidated net assets		1,394.6	-
Goodwill arising from the acquisition of subsidiaries	(a)	343.2	-
Amortisation of goodwill arising from the acquisition of subsidiaries	(b)	(76.4)	-
MAAS consolidated net assets		1,661.4	-

The differences in accounting policies of the Group under IFRS and MAAS do not have an impact on the net movement in cash and cash equivalents of the Group for the financial year ended 31 January 2004.

27. RECONCILIATION WITH MALAYSIAN GENERALLY ACCEPTED ACCOUNTING PRACTICE (continued)

Notes:

(a) The Group acquired the entire issued and paid-up share capital of RAPS on 27 March 2000 and Celestial and PANV on 20 August 2003. As IFRS does not specify the accounting for business combinations of enterprises under common control, the Group has elected to apply the principles of uniting of interests (merger accounting) in the consolidation of the financial statements of RAPS, Celestial and PANV under IFRS. However, as the acquisition of RAPS, Celestial and PANV did not meet certain requirements under MASB Standard No. 21 "Business Combinations" for merger accounting, these business combinations were accounted for using acquisition accounting. Accordingly, the consolidated income statement and net assets of the Group are adjusted to reflect the effects of the business combination (using acquisition accounting) of RAPS, Celestial and PANV.

(b) The Group's policy is to amortise the goodwill on a systematic basis over its estimated useful life, during which the future economic benefits of the goodwill are expected to flow to the Group. The Group amortises the goodwill on these acquisitions over their estimated useful lives not exceeding 20 years.

(c) The fair values of the assets and liabilities acquired are recognised based on preliminary estimates made by management. Should additional evidence become subsequently available that affects the fair values of those assets and liabilities at the date of acquisition, the fair values will be adjusted. If applicable, this adjustment can only be made up to the end of the first financial year commencing after the date of acquisition.

By order of the Board

Rohana binti Rozhan (MIA No.11722)
Company Secretary

23 March 2004

Kuala Lumpur

Financial Results
Reference No **AA-040618-37053**

Company Name	:	ASTRO ALL ASIA NETWORKS PLC
Stock Name	:	ASTRO
Date Announced	:	18/06/2004
Quarterly report for the financial period ended	:	**30/04/2004**
Quarter	:	**1**
Financial Year End	:	**31/01/2005**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

Q1 Apr 04 Bursa Malaysia Quarter Report_ASTRO.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
30/04/2004

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	**PRECEDING YEAR CORRESPONDING QUARTER**	**CURRENT YEAR TO DATE**	**PRECEDING YEAR CORRESPONDING PERIOD**
		30/04/2004	**30/04/2003**	**30/04/2004**	**30/04/2003**
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**391,070**	**310,412**	**391,070**	**310,412**
2	Profit/(loss) before tax	**39,234**	**-12,471**	**39,234**	**-12,471**
3	Profit/(loss) after tax and minority interest	**19,728**	**-13,537**	**19,728**	**-13,537**
4	Net profit/(loss) for the period	**19,728**	**-13,537**	**19,728**	**-13,537**
5	Basic earnings/ (loss) per shares (sen)	**1.03**	**-1.14**	**1.03**	**-1.14**
6	Dividend per share (sen)	**0.00**	**0.00**	**0.00**	**0.00**

		AS AT END OF CURRENT QUARTER	**AS AT PRECEDING FINANCIAL YEAR END**
7	Net tangible assets per share (RM)	**0.5500**	**0.5400**

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Remarks :

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2004

ANNOUNCEMENT

The Board of Directors of ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "the Company") is pleased to announce the following unaudited consolidated results for the first quarter ended 30 April 2004 which should be read in conjunction with the non-statutory IFRS financial information and the audited statutory financial statements presented for the financial year ended 31 January 2004. (Note : Information on the Company and subsidiaries ("the Group") relating to Quarter Ended 30 April 2003 has been presented on a proforma basis for purposes of comparison.)

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 30/04/2004 Actual	QUARTER ENDED 30/04/2003 Proforma	THREE MTHS ENDED 30/04/2004 Actual	THREE MTHS ENDED 30/04/2003 Proforma
		RM'm	RM'm	RM'm	RM'm
Revenue	8	391.1	310.4	391.1	310.4
Cost of sales		(261.8)	(227.7)	(261.8)	(227.7)
Gross profit		129.3	82.7	129.3	82.7
Other operating income					
- Gain on dispute settlement		-	10.1	-	10.1
- Other income		1.0	1.6	1.0	1.6
Marketing and distribution costs		(30.4)	(26.7)	(30.4)	(26.7)
Administrative expenses		(44.2)	(40.2)	(44.2)	(40.2)
Profit from operations	8	55.7	27.5	55.7	27.5
Finance costs (net)		(15.5)	(39.4)	(15.5)	(39.4)
Results from investment in associates :					
- Share of results before tax		-	0.1	-	0.1
- Amortisation of goodwill		(1.0)	(0.6)	(1.0)	(0.6)
Losses from investment in associates		(1.0)	(0.5)	(1.0)	(0.5)
Profit/(loss) from ordinary activities before taxation [(1)]		39.2	(12.4)	39.2	(12.4)
Taxation	15	(19.5)	(1.1)	(19.5)	(1.1)
Profit/(loss) from ordinary activities after taxation		19.7	(13.5)	19.7	(13.5)
Minority interest		-	-	-	-
Net profit/(loss)		19.7	(13.5)	19.7	(13.5)

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2004

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Note	QUARTER ENDED 30/04/2004 Actual	QUARTER ENDED 30/04/2003 Proforma	THREE MTHS ENDED 30/04/2004 Actual	THREE MTHS ENDED 30/04/2003 Proforma
Earnings/(loss) per share:	26	Sen	Sen	Sen	Sen
- Basic		1.03	(1.14)	1.03	(1.14)
- Diluted*		1.02	**	1.02	**

(*) The diluted earnings per share is calculated based on the dilutive effects of options granted over 28,199,800 ordinary shares under the Employee Share Option Scheme ("ESOS").

(**) There is no diluted loss per share for the period ended 30 April 2003 as there is no dilutive potential ordinary shares.

Note

(1) The profit/(loss) from ordinary activities before taxation has been arrived at after charging:

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/04/2004 Actual	QUARTER ENDED 30/04/2003 Proforma	THREE MTHS ENDED 30/04/2004 Actual	THREE MTHS ENDED 30/04/2003 Proforma
	RM'm	RM'm	RM'm	RM'm
Depreciation of property, plant and equipment	19.5	26.8	19.5	26.8
Amortisation of film library and programme rights	25.2	13.5	25.2	13.5
Amortisation of other intangible assets – software costs	1.2	1.6	1.2	1.6
Impairment of other intangible assets – software costs	0.4	-	0.4	-

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2004

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 30/04/2004 Actual RM'm	AS AT 31/01/2004 Actual RM'm
NON-CURRENT ASSETS			
Property, plant and equipment	9	**326.9**	339.0
Associates [1]		**21.6**	22.6
Deferred tax assets		**588.2**	602.8
Film library and programme rights		**280.7**	280.4
Other intangible assets [2]		**56.6**	58.1
		1,274.0	1,302.9
CURRENT ASSETS			
Inventories		**30.0**	36.7
Receivables and prepayments		**276.1**	270.4
Tax recoverable		**7.5**	7.5
Deposits, cash and bank balances		**1,749.7**	1,740.3
		2,063.3	2,054.9
CURRENT LIABILITIES			
Borrowings (interest bearing)	19	**663.9**	281.4
Payables		**632.8**	668.7
Provision for liabilities and charges		**0.6**	5.0
Tax liabilities		**1.4**	1.4
		1,298.7	956.5
NET CURRENT ASSETS		**764.6**	1,098.4
NON-CURRENT LIABILITIES			
Borrowings (interest bearing)	19	**563.2**	949.4
Payables		**39.7**	39.7
Deferred tax liabilities		**22.2**	17.6
		625.1	1,006.7
NET ASSETS		**1,413.5**	1,394.6
CAPITAL AND RESERVES			
Share capital		**1,189.5**	1,189.5
Share premium		**2,108.1**	2,108.1
Merger reserves		**518.4**	518.4
Exchange reserves		**0.6**	1.4
Accumulated losses		**(2,403.1)**	(2,422.8)
		1,413.5	1,394.6
NET TANGIBLE ASSETS PER SHARE (RM) [3]		**0.55**	0.54

Notes:

(1) Associates include goodwill on acquisition of an associate with net book value of RM16.7 m (31/01/2004: RM17.7m).

(2) Other intangible assets include software costs, management rights, prepayments and goodwill on consolidation with net book value of RM12.0m, RM2.8m, RM41.4m and RM0.4m (31/01/2004: RM10.6m, RM2.8m, RM44.3m and RM0.4m) respectively.

(3) Net tangible assets represent net assets less other intangible assets, film library and programme rights and goodwill included in investment in associates. Net assets of the Group of RM1,414m (31/01/2004: RM1,395m) are stated after deducting total set-top box and receiving equipment subsidies to-date of RM1,192m (31/01/2004: RM1,129m).

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2004

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued and fully paid ordinary shares of £0.10 each		Non-distributable				
Three months ended 30/04/2004 Actual	**Number of shares**	**Nominal value**	**Share premium**	**Merger reserves**	**Exchange reserves**	**Accumulated losses**	**Total**
	Million	**RM'm**	**RM'm**	**RM'm**	**RM'm**	**RM'm**	**RM'm**
As at 1 February 2004	**1,918.7**	**1,189.5**	**2,108.1**	**518.4**	**1.4**	**(2,422.8)**	**1,394.6**
Foreign exchange differences	-	-	-	-	**(0.8)**	-	**(0.8)**
Net profit for the period	-	-	-	-	-	**19.7**	**19.7**
Balance as at 30/04/2004	**1,918.7**	**1,189.5**	**2,108.1**	**518.4**	**0.6**	**(2,403.1)**	**1,413.5**

	Issued and fully paid ordinary shares of £0.10 each		Non-distributable				
Three months ended 30/04/2003 Proforma	Number of shares	Nominal Value	RCPS (equity component)	Merger reserves	Exchange reserves	Accumulated losses	Total
	Million	RM'm	RM'm	RM'm	RM'm	RM'm	RM'm
As at 1 February 2003 as if the Company was incorporated on 1 February 2003	1,185.5	724.4	17.2	518.4	(0.1)	(2,445.1)	(1,185.2)
Net loss for the period	-	-	-	-	-	(13.5)	(13.5)
Balance as at 30/04/2003	1,185.5	724.4	17.2	518.4	(0.1)	(2,458.6)	(1,198.7)

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2004

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	THREE MTHS ENDED 30/04/2004 Actual	THREE MTHS ENDED 30/04/2003 Proforma
	RM'm	RM'm
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit/(loss)	19.7	(13.5)
Contra arrangements – revenue	(1.5)	(1.2)
Amortisation of film library and programme rights	25.2	13.5
Amortisation of other intangible assets – software costs	1.2	1.6
Depreciation of property, plant and equipment	19.5	26.8
Gain on disposal of property, plant and equipment	(0.1)	(0.1)
Loss on disposal of other intangible assets – software costs	-	0.1
Impairment of other intangible assets – software costs	0.4	-
Interest income	(11.0)	(1.7)
Interest expense	21.2	26.4
Accretion of RCPS yield	-	10.2
Taxation	19.5	1.1
Losses from investment in associates	1.0	0.5
Unrealised foreign exchange (gain)/loss	(0.4)	0.3
	94.7	64.0
Changes in working capital:		
Film library and programme rights	(25.0)	(31.6)
Inventories	6.7	5.6
Receivables and prepayments	(3.1)	4.5
Payables	(34.5)	(2.2)
Provision for liabilities and charges	(4.4)	(15.1)
	34.4	25.2
Income tax paid	(0.3)	(0.1)
Interest received	9.8	1.3
Net cash flow from operating activities	43.9	26.4

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2004

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

	CUMULATIVE QUARTER	
	THREE MTHS ENDED 30/04/2004 Actual	THREE MTHS ENDED 30/04/2003 Proforma
	RM'm	RM'm
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in associates	-	(9.4)
Purchase of property, plant and equipment	(6.9)	(8.7)
Acquisition of intangibles	(3.0)	(0.4)
Proceeds from disposal of property, plant and equipment	0.1	0.4
Net cash flow from investing activities	(9.8)	(18.1)
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest paid	(8.9)	(6.4)
Receipts of corporate advances	-	10.6
Repayment of finance lease liabilities	(6.5)	(5.8)
Repayment of borrowings	(9.3)	(9.0)
Net cash flow from financing activities	(24.7)	(10.6)
Net effect of currency translation on cash and cash equivalents	-	-
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	9.4	(2.3)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	1,740.3	238.8
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	1,749.7	236.5

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2004

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

1. BASIS OF PREPARATION

The quarterly report has been prepared in accordance with the reporting requirements as set out in Malaysian Accounting Standards Board ("MASB") Standard No. 26 – "Interim Financial Reporting" and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements and should be read in conjunction with the non-statutory IFRS financial information and the audited statutory financial statements presented for the financial year ended 31 January 2004.

The accounting policies used by the Group in the quarterly report comply with the principles of the International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The quarterly report has been prepared based on the accounting policies and methods of computation consistent with those adopted in the preparation of the non-statutory IFRS financial information which was presented in conjunction with the audited statutory financial statements for the financial year ended 31 January 2004. The non-statutory IFRS financial information has been presented for consistency and comparability of financial information presented previously in the prospectus dated 1 October 2003 and previous quarterly reports.

As ASTRO was incorporated under the United Kingdom Companies Act, 1985, ASTRO is required to prepare and present audited financial statements in accordance with the United Kingdom Companies Act, 1985 and applicable accounting standards in the United Kingdom ("UK GAAP"). Accordingly, the audited statutory financial statements for the financial year ended 31 January 2004 have been prepared under UK GAAP.

On 20 September 2003, as part of the restructuring under the listing exercise, ASTRO acquired the entire share capital of AAAN (Bermuda) Limited (formerly known as ASTRO ALL ASIA NETWORKS Limited). The business combination of ASTRO and AAAN (Bermuda) Limited is accounted for using the principle of uniting of interests (merger accounting). As such, certain comparatives for the consolidated financial results of ASTRO and its subsidiaries ("the Group") which includes the period prior to the incorporation of ASTRO, have been presented on proforma basis for illustrative purposes to show the financial results of the Group as if the Group had been in existence throughout the entire period commencing 1 February 2003.

A reconciliation to amounts prepared in accordance with the Malaysian Generally Accepted Accounting Practice and UK GAAP is disclosed in Note 27.

2. QUALIFICATION OF PRECEDING ANNUAL AUDITED STATUTORY FINANCIAL STATEMENTS

There was no qualification to the preceding annual audited statutory financial statements.

3. SEASONAL / CYCLICAL FACTORS

Traditionally the timing of the festive seasons will affect the subscriber growth and revenue of the Group. Quarter 4 included the benefits of 3 festival periods. The results of Quarter 1 and their comparison to Quarter 4 have therefore been impacted by these seasonal factors.

4. UNUSUAL ITEMS

There were no unusual items affecting the assets, liabilities, equity, net income, or cash flows during the quarter under review.

5. MATERIAL CHANGES IN ESTIMATES OF AMOUNTS REPORTED

There were no significant changes in estimates of amounts reported in the prior interim period of the preceding financial year.

6. MOVEMENTS IN DEBT/EQUITY SECURITIES

There have been no issuances, cancellation, repurchases, resale and repayment of debt and equity securities during the quarter under review.

7. DIVIDENDS PAID

There were no dividends paid during the current quarter.

8. SEGMENT RESULTS AND REPORTING

The Group is organised in the following business segments:

- Multi channel television – provides multi channel Direct-to-Home subscription television and related interactive television services.
- Radio – provides radio broadcasting services.
- Celestial – the ownership of a library of Chinese filmed entertainment and the aggregation and distribution of the library and related content.
- Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; ownership of buildings and investment holding companies.

Inter-segment revenue represents transfer between segments and is eliminated on consolidation. These transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2004

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH MASB STANDARD 26, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING (continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/04/04 Actual	QUARTER ENDED 30/04/03 Proforma	**THREE MTHS ENDED 30/04/04 Actual**	THREE MTHS ENDED 30/04/03 Proforma
	RM'm	RM'm	**RM'm**	RM'm
Revenue				
Multi channel television				
External revenue	350.9	281.5	**350.9**	281.5
Inter-segment revenue	0.1	-	**0.1**	-
Multi channel television revenue	351.0	281.5	**351.0**	281.5
Radio				
External revenue	26.7	20.1	**26.7**	20.1
Inter-segment revenue	0.6	0.9	**0.6**	0.9
Radio revenue	27.3	21.0	**27.3**	21.0
Celestial				
External revenue	7.1	5.4	**7.1**	5.4
Inter-segment revenue	2.4	0.7	**2.4**	0.7
Celestial revenue	9.5	6.1	**9.5**	6.1
Others				
External revenue	6.4	3.4	**6.4**	3.4
Inter-segment revenue	23.5	8.3	**23.5**	8.3
Other revenue	29.9	11.7	**29.9**	11.7
Total reportable segments	417.7	320.3	**417.7**	320.3
Eliminations	(26.6)	(9.9)	**(26.6)**	(9.9)
Total group revenue	391.1	310.4	**391.1**	310.4
Profit from operations by segment				
Multi channel television	68.1	38.6	**68.1**	38.6
Radio	9.5	6.8	**9.5**	6.8
Celestial	(16.3)	(13.8)	**(16.3)**	(13.8)
Others	0.1	1.5	**0.1**	1.5
Inter-segment eliminations	(5.7)	(5.6)	**(5.7)**	(5.6)
Profit from operations	55.7	27.5	**55.7**	27.5

9. VALUATIONS OF PROPERTY, PLANT AND EQUIPMENT

There were no revaluations of property, plant and equipment during the current quarter. As at 30 April 2004, all property, plant and equipment were stated at cost less accumulated depreciation.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

(a) Option to subscribe for up to 25% of the enlarged issued and paid-up capital of Advanced Wireless Technologies Sdn Bhd ("AWT"), a wholly-owned subsidiary of Maxis Communications Berhad

On 25 May 2004, MBNS Multimedia Technologies Sdn Bhd ("MMT"), a wholly-owned subsidiary of the Group, exercised an option to subscribe at par for 25% of the enlarged issued and paid-up capital of AWT ("Option"). The completion of the Option is subject to certain terms and conditions and on completion, MMT will subscribe for 833,334 ordinary shares of RM1.00 each in AWT for a total subscription price of RM833,334 in cash which will result in AWT becoming an associate to the Group. Following the completion of the Option, MMT is required to contribute RM25 million as its share of equity capitalisation of UMTS (Malaysia) Sdn Bhd ("UMTS"), a wholly-owned subsidiary of AWT. UMTS was awarded the third generation digital wireless communications systems ("3G") Spectrum Assignment for 15 years commencing from 2 April 2003 by the Malaysian Communications and Multimedia Commission ("MCMC") and has a RM100 million capitalisation requirement by MCMC. As at 18 June 2004, the Option has not been completed.

(b) Distribution and co-production deal in China

On 28 May 2004, ASTRO and Celestial Pictures Limited, a wholly-owned subsidiary of the Group, entered into various arrangements with China's State Administration for Radio, Film and Television ("SARFT"), the highest authority in the People's Republic of China responsible for the management and regulation of the broadcasting industry, and its related media organisations to spearhead collaborative ventures in the development of content for distribution to global markets. These include landing agreements with China International Television Corporation ("CITVC"), a subsidiary of China Central Television ("CCTV") and a state-owned corporation overseen by SARFT, for broadcasting CCTV channels over ASTRO's multi-channel television service in Malaysia and Brunei; and launching Celestial Movies Channel in upscale hotels and other apartment compounds throughout China to precede distribution over cable networks. In addition, a memorandum of understanding was signed between ASTRO and China Film Group Corporation, a commercial arm of SARFT, for the joint global distribution of pooled content assets including production of new film and television contents.

(c) Repayment of a foreign export credit agency structured trade ("ECA") facility

The total outstanding ECA facility of USD15.8 million as at 30 April 2004 equivalent to RM60.0 million was fully settled on 7 June 2004.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD (continued)

(d) Repayment of private debt securities ("PDS") facility

A total of RM593.42 million under the PDS facility comprising :

(i) Medium Term Notes

RM220 million medium term notes ("MTN") had been settled on its maturity date of 14 June 2004; and

(ii) Bonds

MEASAT Broadcast Network Systems Sdn Bhd ("MBNS"), a wholly owned subsidiary of ASTRO, proposed the early redemption of RM350 million of Bonds together with a RM23.42 million premium payable for this early redemption. The bondholders accepted the proposal at an extraordinary general meeting held on 8 June 2004 which was then approved by the Securities Commission on the same date, and paid on 15 June 2004.

The repayment of the ECA and PDS facilities (see Note 10 (c) and 10 (d) above) and the Group's plans for the refinancing of the USD term loan are anticipated to result in a reduction in the average cost of borrowings.

Other than as disclosed above, there were no material subsequent events as at 18 June 2004.

11. CHANGES IN THE COMPOSITION OF THE GROUP

Acquisition of a subsidiary

Acquisition of Global Entertainment and Management Systems (BVI) Limited ("GEMS")

On 6 April 2004, Celestial Pictures Limited subscribed for 1 ordinary share of USD1.00 each representing the entire issued and paid-up share capital of GEMS, a company incorporated in the British Virgin Islands, for a cash consideration of USD1.00. As a result, GEMS became a wholly-owned subsidiary of the Group.

Other than as disclosed above, there have been no other significant changes in the composition of the Group in the current quarter.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

As at 30 April 2004, the Group has provided guarantees to third parties amounting to RM1.2m in respect of licence fees payables by third parties.

(b) Contingent assets

There were no contingent assets as at 30 April 2004.

13. COMMITMENTS

As at 30 April 2004, the Group has the following known commitments:

	As at 30/04/04
	RM'm
Authorised and contracted for	91.4
Authorised but not contracted for	217.4
	308.8

Analysed as follows:	Authorised and		
	Contracted for	Not contracted for	Total
	RM'm	RM'm	RM'm
Property, plant and equipment	13.3	111.8	125.1
Investment in an associate	18.9	-	18.9
Film library and programme rights	58.9	105.6	164.5
Non-cancellable operating lease	0.3	-	0.3
	91.4	217.4	308.8

In addition to the commitments disclosed above, the Group currently has a 30-year agreement to lease the land underlying the All Asia Broadcast Centre which commenced in 1995.

14. SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn. Bhd. ('UTSB') as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company. UTSB is ultimately controlled by the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam and foundations including those for charitable purposes.

The principal company associated with UTSB is Maxis Communications Berhad. MAI Holdings Sdn Bhd is ultimately controlled by Ananda Krishnan Tatparanandam.

Related parties	Relationship
Maxis Mobile Sdn Bhd	Subsidiary of Maxis Communications Berhad
Maxis Broadband Sdn Bhd	Subsidiary of Maxis Communications Berhad
UTSB Management Sdn Bhd	Subsidiary of Usaha Tegas Sdn Bhd
All Asia Radio Technologies Sdn Bhd	Associate of Usaha Tegas Sdn Bhd
Binariang Satellite Systems Sdn Bhd	Subsidiary of MAI Holdings Sdn Bhd

In addition to significant related party transactions disclosed elsewhere in this report, the following significant transactions were carried out with the following related parties:

	TRANSACTIONS FOR THE CUMULATIVE THREE MTHS ENDED 30/04/04 Actual RM'm	AMOUNTS (*) DUE FROM/(TO) AS AT 30/04/04 Actual RM'm
(a) Sales of goods and services		
Multimedia and interactive sales to:		
Maxis Mobile Sdn Bhd	**1.1**	**1.1**
(b) Purchases of goods and services		
Personnel and strategic consultancy services from:		
UTSB Management Sdn Bhd	**2.2**	**(2.2)**
Marketing, Programming and advertising services from:		
All Asia Radio Technologies Sdn Bhd	**2.4**	**(2.4)**
Telecommunication services from:		
Maxis Broadband Sdn Bhd	**1.9**	**(1.9)**
Payments related to finance lease:		
Binariang Satellite Systems Sdn Bhd	**4.8**	**(4.8)**

Note: (*) Represents amounts outstanding on transactions entered into during the three months ended 30 April 2004.

15. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/04/04 Actual	QUARTER ENDED 30/04/03 Proforma	THREE MTHS ENDED 30/04/04 Actual	THREE MTHS ENDED 30/04/03 Proforma
	RM'm	RM'm	RM'm	RM'm
Current tax	0.3	0.1	0.3	0.1
Deferred tax	19.2	1.0	19.2	1.0
	19.5	1.1	19.5	1.1

The Group's effective tax rate for the period ended 30 April 2004 is higher at 49.7% mainly due to losses in certain subsidiaries not available for relief at Group level and non-deductibility of certain items for tax purposes.

16. PROFIT/(LOSS) ON SALES OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

17. QUOTED SECURITIES

There were no quoted securities acquired or disposed during the quarter.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(a) Status of corporate proposal announced during the quarter

Other than as disclosed in Note 10(a), there were no incomplete corporate proposals as at 18 June 2004.

18. STATUS OF CORPORATE PROPOSALS ANNOUNCED (continued)

(b) Status of utilisation of proceeds raised from the Initial Public Offering

The status of the utilisation of the proceeds as at 18 June 2004 from the Initial Public Offering ("IPO") is as follows:

	Proposed utilisation of IPO proceeds (*)	Utilised to date	Amounts outstanding
	RM'm	RM'm	RM'm
Repayment of a private debt securities facility (**)	632.4	(632.4)	-
Repayment of a foreign export credit agency structured trade facility	77.1	(77.1)	-
Repayment of bearer promissory notes (***)	74.4	(74.4)	-
Part repayment of a syndicated term loan facility	551.0	(551.0)	-
Payment for equity in associate, TVBPH	19.0	-	19.0
Listing expenses	110.4	(102.1)	8.3
Working capital / general corporate purposes (**)	565.6	(54.3)	511.3
	2,029.9	(1,491.3)	538.6

Note:

(*) Estimated utilisation as set out in ASTRO's prospectus dated 1 October 2003 adjusted for the final retail price of RM3.65 per share (being 90% of the final institution price of RM4.06 per share which was fixed on 11 October 2003).

(**) Following the full repayment of the private debt securities facility (see Note 10(d)), the balance of RM29.4 million remaining on the proposed utilisation of the IPO proceeds for the repayment of private debt securities facility has been transferred for working capital / general corporate purposes.

(***) On 29 October 2003, the bearer promissory notes were redeemed via the issuance of bearer bills of exchange by the Company. The bearer bills of exchange were repaid on 14 November 2003 from the IPO proceeds.

19. GROUP BORROWINGS AND DEBTS SECURITIES

The amounts of Group borrowings and debt securities as at 30 April 2004 are as follows:

	Short Term	Long Term	Total
	RM'm	RM'm	RM'm
Secured			
Private debt securities ("PDS")[1]	577.6	-	577.6
Foreign structured trade finance ("ECA")[1] - USD15.5m	58.8	-	58.8
BPI Facilities[1]	-	45.7	45.7
USD term loan[2] – USD114.8m	-	436.1	436.1
Finance lease liabilities[3]	27.5	81.4	108.9
	663.9	563.2	1,227.1

Notes:

(1) All assets of MBNS and MEASAT Digicast Sdn Bhd ("Digicast"), subsidiaries of ASTRO, are pledged as security on a pari passu basis to the PDS, ECA (USD15.5m) and BPI Facilities.

The rights, title, interest and benefits of MBNS for the following are also assigned to the PDS, ECA (USD15.5m) and BPI Facilities:

(i) All Asia Broadcast Centre leased land.
(ii) Malaysia East Asia Satellite 1 ("M1") transponder lease agreement with Binariang Satellite Systems Sdn Bhd ("BSS"), the transponder insurance and the broadcasters all risks policy.
(iii) Agreement for the supply of daughter smartcards and the Mediaguard system licence agreement, both with the Societe Europeene de Controle D'acces; and Mediahighway licence agreement with Canal+.

(2) Certain assets of the Company are pledged as security for the USD term loan (USD114.8m). The USD term loan (USD114.8m) is also secured by the following:

(i) Corporate guarantees, debentures, assignment of bank accounts, legal and equitable share mortgages created by the Company and/or various subsidiaries of the Company.
(ii) As part of the security agreement and in accordance with the undertaking by MBNS, MBNS will become a guarantor and together with Digicast will create pari passu ranking of securities currently provided to the guarantors of the PDS and lenders of the ECA (USD15.5m) and BPI Facilities (as referred to in Note (1)), subject to fulfilment of certain conditions.

(3) The finance lease liabilities are effectively secured as the rights of the leased asset revert to the lessor in the event of default.

20. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no outstanding off-balance sheet financial instruments as at 18 June 2004.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2004

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

21. CHANGES IN MATERIAL LITIGATION

There were no material litigation matters dealt with during the period or pending as at 18 June 2004.

22. REVIEW OF PERFORMANCE

(A) Performance of current quarter (First Quarter 2005) against the corresponding quarter of previous financial year (First Quarter 2004)

	All amounts in RM million unless otherwise stated			
	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FIRST QUARTER 30/04/2004 Actual	FIRST QUARTER 30/04/2003 Proforma	**FIRST QUARTER 30/04/2004 Actual**	FIRST QUARTER 30/04/2003 Proforma
Consolidated Performance				
Total Revenue	**391.1**	310.4		
Subscriber Acquisition Costs (SAC)[2]	**83.7**	72.4		
EBITDA[3]	**76.9**	55.8		
EBITDA Margin (%)	**19.7**	18.0		
Profit/(Loss) after taxation	**19.7**	(13.5)		
Free Cash Flow[4]	**34.1**	8.3		
Net Increase/(Decrease) in Cash	**9.4**	(2.3)		
Capital expenditure[5]	**10.4**	9.2		
(i) Multi channel TV(MC-TV)[1]				
Subscription revenue	**316.5**	251.3		
Advertising revenue	**21.1**	16.7		
Other revenue	**13.4**	13.5		
Total revenue	**351.0**	281.5		
SAC[2]	**83.7**	72.4		
EBITDA[3]	**85.5**	63.6		
EBITDA Margin (%)	**24.4**	22.6		
Capital expenditure[5]	**5.8**	3.6		
Total subscriptions-net additions ('000)			**58**	53
Total subscriptions-end of period ('000)			**1,451**	1,123
Residential subscribers-net additions ('000)			**56**	49
Residential subscribers-end of period ('000)			**1,339**	1,033

22. REVIEW OF PERFORMANCE (Continued)

(A) Performance of current quarter (First Quarter 2005) against the corresponding quarter of previous financial year (First Quarter 2004) (continued)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FIRST QUARTER 30/04/2004 Actual	FIRST QUARTER 30/04/2003 Proforma	**FIRST QUARTER 30/04/2004 Actual**	FIRST QUARTER 30/04/2003 Proforma
(i) Multi channel TV(MC-TV)[1] (continued)				
ARPU – residential subscriber (RM)			**79**	81
Churn (%)			**9.2**	6.9
SAC per set-top box sold (RM)			**763**	986
Content cost (RM per subscriber per mth)			**25**	28
(ii) Radio[1]				
Revenue	**27.3**	21.0		
EBITDA[3]	**10.0**	7.1		
EBITDA Margin (%)	**36.6**	33.8		
Listeners ('000)[6]			**8,861**	8,196
Share of radio adex (%)[7]			**74**	69
(iii) Celestial[1]				
Revenue	**9.5**	6.1		
EBITDA[3]	**(15.7)**	(13.3)		
EBITDA Margin (%)	**(165.3)**	(218.0)		
Titles released for distribution			**35**	26
(iv) Others[1]				
Magazines – average monthly circulation (includes ASTRO TV Guide) ('000)			**1,385**	1,116
Malaysian film production – theatrical release			**1**	1

Note :
1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the average cost incurred in signing up a subscriber to the DTH multi-channel subscription service, including sales and marketing expenses and any subsidy offered on the set-top box and receiving equipment.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales) and gain/(loss) from investment in associates.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure includes capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 1, 2004 and Sweep 1, 2003 performed by NMR in April 2004 and April 2003 respectively.
7. Based on NMR Adex Report.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2004

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of current quarter (First Quarter 2005) against the corresponding quarter of previous financial year (First Quarter 2004) (continued)

Consolidated Performance

Turnover

For the 1st quarter ended 30 April 2004 (1st quarter 2005), the Group recorded consolidated revenues of RM391.1m which was RM80.7m or 26.0% higher than RM310.4m recorded in the 1st quarter ended 30 April 2003 (1st quarter 2004). The increase was mainly driven by higher subscription revenue from MC-TV segment which rose RM65.2m or 25.9% from 1st quarter 2004 due to enlarged subscriber base. Advertising revenue also increased as a result of more robust industry-wide advertising expenditure with 1st quarter 2005 being RM10.7m up on 1st quarter 2004 (Radio RM6.3m or 30.0%; MC-TV RM4.4m or 26.3%). Celestial revenue also improved to RM9.5m, an increase of RM3.4m from RM6.1m in 1st quarter 2004.

EBITDA

Group EBITDA for 1st quarter 2005 was RM76.9m, an improvement of RM21.1m or 37.8% compared to RM55.8m for 1st quarter 2004. EBITDA margin for 1st quarter 2005 of 19.7% was 1.7 percentage point higher than EBITDA margin of 18.0% in 1st quarter 2004. The growth in MC-TV EBITDA of RM21.9m was mainly contributed by higher subscription and advertising revenues, partially offset by volume related increases in subscriber related costs such as subscriber acquisition and programming costs as well as overhead costs. EBITDA for Radio segment improved by RM2.9m due to advertising revenue. Celestial EBITDA decreased by RM2.4m mainly due to higher amortisation costs of programme library.

Free Cash Flow

Free cash flow generated in 1st quarter 2005 was RM34.1m compared to RM8.3m in 1st quarter 2004. The increase was mainly due to higher cash flow generated from operating activities and reduction in investing activities.

Net Cash Flow

There was a net increase in cash of RM9.4m in 1st quarter 2005 compared to a net decrease of RM2.3m in 1st quarter 2004. The change in net cash flow of RM11.7m was due to the improvement in free cash flow (see note above) net of the higher cash outflow for financing activities for 1st quarter 2005.

Capital Expenditure

Group capital expenditure for the 1st quarter 2005 totalled RM10.4m, of which RM5.8m was for MC-TV requirements.

Multi channel TV

MC-TV segment achieved total revenue of RM351.0m in 1st quarter 2005, which was RM69.5m or 24.7% higher than 1st quarter 2004, mainly contributed by higher subscription and advertising revenue.

Residential subscriber net additions were 56K in 1st quarter 2005, an increase of 7K or 14.3% compared to 49K in 1st quarter 2004. The increase was mainly due to more aggressive marketing campaign and lower set-top box prices in the current quarter.

22. REVIEW OF PERFORMANCE (continued)

(A) Performance of current quarter (First Quarter 2005) against the corresponding quarter of previous financial year (First Quarter 2004) (continued)

Multi channel TV (continued)

MAT churn increased to 9.2% for 1st quarter 2005 from 6.9% for 1st quarter 2004. MC-TV experienced accelerated level of churn in the last 6 months due to the current use of unauthorised means of receiving the MC-TV transmission signal.

ARPU declined from RM81 in 1st quarter 2004 to RM79 in 1st quarter 2005 due to accelerated growth in our subscriber numbers in the mass urban market. The recently announced price increase will, to some extent, mitigate this reduction in ARPU.

SAC per box sold declined by RM223 or 22.6%, from RM986 in 1st quarter 2004 to RM763 in 1st quarter 2005 mainly due to lower set-top box costs and selling expenses, partially offset by decreased set-top box retail selling prices.

Radio

Radio's revenue of RM27.3m in 1st quarter 2005 was RM6.3m or 30.0% higher than RM21.0m in 1st quarter 2004. This improvement was mainly due to the attainment of higher share of the increased radio expenditure by AMP radio stations from 69% in 1st quarter 2004 to 74% in 1st quarter 2005.

Celestial

Celestial generated revenue of RM9.5m in 1st quarter 2005 which was RM3.4m or 55.7% higher than RM6.1m in 1st quarter 2004 principally due to higher licensing income.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

22. REVIEW OF PERFORMANCE (continued)

B) Performance of current quarter (First Quarter 2005) against preceding quarter (Fourth Quarter 2004)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FIRST QUARTER 30/04/2004 Actual	FOURTH QUARTER 31/01/2004 Proforma	**FIRST QUARTER 30/04/2004 Actual**	FOURTH QUARTER 31/01/2004 Proforma
Consolidated Performance				
Total Revenue	**391.1**	396.4		
Subscriber Acquisition Costs (SAC)[2]	**83.7**	93.3		
EBITDA[3]	**76.9**	76.6		
EBITDA Margin (%)	**19.7**	19.3		
Profit after taxation	**19.7**	38.1		
Free Cash Flow[4]	**34.1**	81.6		
Net Increase/(Decrease) in Cash	**9.4**	(711.0)		
Capital expenditure[5]	**10.4**	14.3		
(i) Multi channel TV(MC-TV)[1]				
Subscription revenue	**316.5**	299.8		
Advertising revenue	**21.1**	29.0		
Other revenue	**13.4**	18.2		
Total revenue	**351.0**	347.0		
SAC[2]	**83.7**	93.3		
EBITDA[3]	**85.5**	72.5		
EBITDA Margin (%)	**24.4**	20.9		
Capital expenditure[5]	**5.8**	10.1		
Total subscriptions-net additions ('000)			**58**	97
Total subscriptions-end of period ('000)			**1,451**	1,393
Residential subscribers-net additions ('000)			**56**	92
Residential subscribers-end of period ('000)			**1,339**	1,283

22. REVIEW OF PERFORMANCE (continued)

B) Performance of current quarter (First Quarter 2005) against preceding quarter (Fourth Quarter 2004) (continued)

All amounts in RM million unless otherwise stated

	FINANCIAL HIGHLIGHTS		KEY OPERATING INDICATORS	
	FIRST QUARTER 30/04/2004 Actual	FOURTH QUARTER 31/01/2004 Proforma	FIRST QUARTER 30/04/2004 Actual	FOURTH QUARTER 31/01/2004 Proforma
(i) Multi channel TV(MC-TV)[1] (continued)				
ARPU – residential subscriber (RM)			79	80
Churn (%)			9.2	7.9
SAC perset-top box sold (RM)			763	779
Content cost (RM per subscriber per mth)			25	26
(ii) Radio[1]				
Revenue	27.3	32.0		
EBITDA[3]	10.0	16.3		
EBITDA Margin (%)	36.6	50.9		
Listeners ('000)[6]			8,861	8,740
Share of radio adex (%)[7]			74	75
(iii) Celestial[1]				
Revenue	9.5	14.4		
EBITDA[3]	(15.7)	(12.3)		
EBITDA Margin (%)	(165.3)	(85.4)		
Titles released for distribution			35	42
(iv) Others[1]				
Magazines – average monthly circulation (includes ASTRO TV Guide) ('000)			1,385	1,375
Malaysian film production – theatrical release			1	1

Note :
1. Represents segment performance before inter-segment eliminations.
2. Subscriber acquisition cost is the average cost incurred in signing up a subscriber to the DTH multi-channel subscription service, including sales and marketing expenses and any subsidy offered on the set-top box and receiving equipment.
3. Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales) and gain/(loss) from investment in associates.
4. Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
5. Capital expenditure includes capitalised software costs.
6. Based on the Radio Listenership Survey Sweep 1, 2004 and Sweep 2, 2003 performed by NMR in April 2004 and October 2003 respectively.
7. Based on NMR Adex Report

22. REVIEW OF PERFORMANCE (continued)

B) Performance of current quarter (First Quarter 2005) against preceding quarter (Fourth Quarter 2004) (continued)

Consolidated Performance

Turnover

For the 1st quarter ended 30 April 2004 (1st quarter 2005), the Group recorded consolidated revenues of RM391.1m which was RM5.3m or 1.3% lower than the RM396.4m recorded in the 4th quarter ended 31 January 2004 (4th quarter 2004). The decline was mainly driven by normal seasonal trends in advertising revenue with 1st quarter being RM12.0 m down on 4th quarter (mainly MC-TV and Radio). Subscription revenue from MC-TV segment was up RM16.7m in this quarter while Celestial distribution revenue was down RM4.9m from the festive season peak of RM14.4m in 4th quarter.

EBITDA

Group EBITDA for 1st quarter 2005 was RM76.9m, an improvement of RM0.3m or 0.4% compared to RM76.6m for 4th quarter 2004. EBITDA margin for 1st quarter 2005 of 19.7% was 0.4 percentage point higher than EBITDA margin of 19.3% in 4th quarter 2004. The growth in MC-TV EBITDA of RM13.0m was mainly contributed by subscription revenue and savings on subscriber acquisition costs, partially offset by a decrease in advertising revenue and higher overheads. EBITDA for Radio segment and Celestial decreased by RM6.3m and RM3.4m respectively mainly due to lower radio advertising revenue and film distribution revenue reflecting the impact of seasonality on these businesses.

Free Cash Flow

Free cash flow generated in 1st quarter 2005 was RM34.1m compared to RM81.6m in 4th quarter 2004. The decline was mainly due to changes in working capital.

Net Cash Flow

There was a net increase in cash of RM9.4m in 1st quarter 2005 compared to a net decrease of RM711.0m in 4th quarter 2004. The decrease in net cash flow in 4th quarter 2004 resulted from the utilisation of IPO proceeds to settle part of the USD term loan of RM551m (USD145m) and the repayment of commercial papers under the PDS facility of RM145m.

Capital Expenditure

Group capital expenditure for the 1st quarter 2005 totalled RM10.4m, of which RM5.8m was for MC-TV requirements.

Multi channel TV

MC-TV segment achieved total revenue of RM351.0m in 1st quarter 2005, which was RM4.0m or 1.2% higher than 4th quarter 2004. The increase was due to subscription revenue being higher by RM16.7m and was partially offset by the decrease in advertising revenue of RM7.9m driven by normal seasonal trends.

Residential subscriber net additions were 56K in 1st quarter 2005, a decrease of 36K or 39.1% compared to 92K in 4th quarter 2004. This is the normal seasonal trend as 4th quarter 2004 is the highest of the year due to festive season sales.

22. REVIEW OF PERFORMANCE (continued)

B) Performance of current quarter (First Quarter 2005) against preceding quarter (Fourth Quarter 2004) (continued)

__Multi channel TV (continued)__

MAT churn increased to 9.2% for 1st quarter 2005 from 7.9% for 4th quarter 2004. MC-TV experienced an accelerated level of churn in the last 6 months due to an increase in the unauthorised reception of the MC-TV transmission signal by clone smartcards and set-top boxes. Current levels of churn are expected to continue through the 3rd quarter 2005 when measures will be implemented to remove the opportunity of unauthorised access of the transmission by clone smartcards and set-top boxes. In the interim, the Group will continue to work with the authorities in identifying and prosecuting those who distribute or use these illegal devices. The Group anticipates a significant improvement by year end.

ARPU declined from RM80 in 4th quarter 2004 to RM79 in 1st quarter 2005 due to the capacity restriction in offering increased premium and pay per view services to the growing mass urban market. The recently announced price increase will, to some extent, mitigate this reduction in ARPU.

SAC per box sold declined by RM16 or 2.1%, from RM779 in 4th quarter 2004 to RM763 in 1st quarter 2005 mainly due to lower set-top box prices and selling costs.

__Radio__

Radio's revenue of RM27.3m in 1st quarter 2005 was RM4.7m or 14.7% lower than RM32.0 in 4th quarter 2004. This decrease was mainly the impact of the higher seasonal sales experienced in 4th quarter 2004 during the year end festive season.

__Celestial__

Celestial generated revenue of RM9.5m in 1st quarter 2005 which was RM4.9m or 34.0% lower than RM14.4m in 4th quarter 2004 principally due to lower distribution licensing revenue.

23. CURRENT YEAR PROSPECTS

Underlying demand for the Group's products and services has remained strong during the quarter under review, despite the increased level of churn and the reduction in ARPU currently being experienced. On this basis and barring any unforeseen circumstances, it is anticipated that the Group's overall performance will be satisfactory for the financial year ending 31 January 2005.

24. PROFIT FORECAST

Not applicable as the Group did not submit any profit forecast.

25. DIVIDENDS

No dividends have been declared or recommended for the current quarter ended 30 April 2004.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2004

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PART A of APPENDIX 9B

26. EARNINGS/(LOSS) PER SHARE

The basic and diluted earnings/(loss) per share for the reporting period are computed as follows:

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 30/04/04 Actual	QUARTER ENDED 30/04/03 Proforma	THREE MTHS ENDED 30/04/04 Actual	THREE MTHS ENDED 30/04/03 Proforma
(1) Basic earnings/(loss) per share					
Net profit/(loss)	RM'm	**19.7**	(13.5)	**19.7**	(13.5)
Weighted average number of ordinary shares	'm	**1,918.7**	1,185.5	**1,918.7**	1,185.5
Basic earnings/(loss) per share	sen	**1.03**	(1.14)	**1.03**	(1.14)
(2) Diluted earnings/(loss) per share					
Net profit/(loss)	RM'm	**19.7**	(13.5)	**19.7**	(13.5)
Weighted average number of ordinary shares	'm	**1,918.7**	1,185.5	**1,918.7**	1,185.5
Adjusted for share options granted	'm	**6.7**	-	**6.7**	-
Adjusted weighted average number of ordinary shares	'm	**1,925.4**	1,185.5	**1,925.4**	1,185.5
Diluted earnings/(loss) per share*	sen	**1.02**	**	**1.02**	**

The Company, pursuant to the Employee Share Option Scheme ("ESOS") and Management Share Incentive Scheme ("MSIS"), has the authority to grant options to its employees up to a maximum of 10% of its issued and paid-up ordinary share capital of 1,918,758,461 ordinary shares of £0.10 each as at 30 April 2004.

Notes:

(*) The diluted earnings per share is calculated based on the dilutive effects of options granted over 28,199,800 ordinary shares under the ESOS.

(**) There is no diluted loss per share for the period ended 30 April 2003 as there is no dilutive potential ordinary shares.

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – No. 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – No. 994178-M)

QUARTERLY REPORT ON CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED 30 APRIL 2004

PART C – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA MALAYSIA REQUIREMENT UNDER PARAGRAPH 9.22(2)(d)

27. RECONCILIATION WITH THE MALAYSIAN GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UK GAAP (UNAUDITED)

As mentioned under Note 1, the accounting policies adopted by the Group in presenting this quarterly report comply with the principles of IFRS adopted by the IASB and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The reconciliation of the consolidated results and net assets of the Group to those that would be reported in accordance with applicable approved accounting standards in Malaysia ('MAAS') and UK GAAP is set out below.

INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 30/04/04 Actual	QUARTER ENDED 30/04/03 Proforma	THREE MTHS ENDED 30/04/04 Actual	THREE MTHS ENDED 30/04/03 Proforma
		RM'm	RM'm	RM'm	RM'm
IFRS consolidated net profit/(loss)		**19.7**	(13.5)	**19.7**	(13.5)
Elimination of pre-acquisition net losses of subsidiaries acquired	(a)	**-**	15.0	**-**	15.0
Amortisation of goodwill	(b)	**(6.5)**	(4.6)	**(6.5)**	(4.6)
MAAS consolidated net profit/(loss)		**13.2**	(3.1)	**13.2**	(3.1)
Equity compensation benefits	(d)	**(1.6)**	-	**(1.6)**	-
Share of profit/(loss) in associates	(e)	**0.5**	(0.7)	**0.5**	(0.7)
UK GAAP consolidated net profit/(loss)		**12.1**	(3.8)	**12.1**	(3.8)

BALANCE SHEETS

	Note	AS AT 30/04/04 Actual	AS AT 31/01/04 Actual
		RM'm	RM'm
IFRS consolidated net assets		**1,413.5**	1,394.6
Goodwill arising from the acquisition of subsidiaries	(a)	**343.2**	343.2
Amortisation of goodwill arising from the acquisition of subsidiaries	(b)	**(82.9)**	(76.4)
MAAS consolidated net assets		**1,673.8**	1,661.4
Share of net liabilities in associates	(e)	**(3.3)**	(3.7)
UK GAAP consolidated net assets		**1,670.5**	1,657.7

The differences in accounting policies of the Group under IFRS, MAAS and UK GAAP do not have an impact on the net movement in cash and cash equivalents of the Group for the three months ended 30 April 2004.

27. RECONCILIATION WITH THE MALAYSIAN GENERALLY ACCEPTED ACCOUNTING PRACTICE AND UK GAAP (UNAUDITED) (continued)

Notes:

(a) The Group acquired the entire issued and paid-up share capital of Radio Advertising and Programming Systems Sdn Bhd ('RAPS') on 27 March 2000 and Celestial Pictures Limited ('CPL') and Philippine Animation N.V. ('PANV') on 20 August 2003. As IFRS does not specify the accounting for business combinations of enterprises under common control, the Group has elected to apply the principles of uniting of interests (merger accounting) in the consolidation of the consolidated financial statements of RAPS, CPL and PANV under IFRS. Under the principles of uniting of interests, there is no goodwill arising on consolidation. However, as the acquisition of RAPS, CPL and PANV did not meet certain requirements under MAAS and UK GAAP for merger accounting, these business combinations were accounted for using acquisition accounting. Under acquisition accounting, goodwill arises on the difference between the cost of acquisition and the fair value of the attributable net assets of the subsidiaries acquired (see note (c) below). Accordingly, the consolidated income statement and net assets of the Group are adjusted to reflect the effects of the business combination (using acquisition accounting) of RAPS, CPL and PANV.

(b) Goodwill arising on consolidation using acquisition accounting under MAAS and UK GAAP for acquisition of subsidiaries is amortised over their estimated useful lives, during which the future economic benefits of the goodwill are expected to flow to the Group. There is no goodwill arising on consolidation using the principles of uniting of interests (merger accounting) for business combinations under IFRS.

(c) The fair values of the assets and liabilities at the date of acquisition have been based on a preliminary assessment made by management, which will be reviewed up to 31 January 2005. If applicable, the fair values as at date of acquisition will be adjusted based on an updated assessment of the conditions at the date of acquisition.

(d) Under UK GAAP, the cost of equity compensation benefits must be recognised in the profit and loss account. MAAS and IFRS do not currently require accounting for equity compensation benefits.

(e) Under UK GAAP, post-acquisition losses of associates are recognised in the profit and loss account based on the Group's share of interest in the associates. Where the interest in an associate is in a net liabilities position, the amount recorded is shown as other provisions. Under MAAS and IFRS, recognition of further post-acquisition losses is discontinued when the Group's share of losses exceeds the carrying amount of investment in the associates, unless the Group has incurred obligations to satisfy obligations of the associate that the Group has guaranteed or otherwise committed.

By order of the Board

Rohana Rozhan (MIA No.11722)
Company Secretary

18 June 2004

Kuala Lumpur

General Announcement
Reference No **AA-031219-66891**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**19/12/2003**

Type	:	**Announcement**
Subject	:	**Press Release on the Financial Results for the Third Quarter Ended 31 October 2003**

Contents :

Please find attached the Press Release on the financial results for the third quarter ended 31 October 2003.

Press Release_FINAL.doc

ASTRO On Track for Strong Performance

Kuala Lumpur, 19 December 2003

ASTRO ALL ASIA NETWORKS plc ("ASTRO") today announced that it is on track to meet its full year forecasts at the announcement of its unaudited third quarter financial results for the period ended 31 October 2003.

Third Quarter FYE Jan 2004 ("Q3") Results

This quarter, ASTRO's operations became profitable for the first time since inception. The group recorded revenue of RM373.6 million, earnings before interest, tax, depreciation and amortisation ("EBITDA") of RM64.2 million and profit after tax ("PAT") of RM5.7 million. The EBITDA margin of 17.2% was impacted by net one-off costs of RM2.2 million.

ASTRO'S balance sheet has been strengthened by improved profitability and the proceeds raised from its Initial Public Offering in October 2003. As at 31 October 2003, ASTRO's net cash position stood at RM453.1 million.

Subscriber growth was strong, with 83,396 net additions during the quarter, taking the total subscriber base to 1.19 million, representing a 24.8% penetration of Malaysian TV households. ARPU has remained stable at RM81 with churn maintained at world-class levels of 7%. The radio operations continues to be the market leader in terms of both advertising and listening share; with audience reach increasing to 8.7 million from 8.2 million, as highlighted in the latest Nielsen survey in September 2003. In addition, Celestial has also entered into a long-term agreement with Galaxy Satellite Broadcasting Limited (an associate of Television Broadcasts Limited) for the distribution of its movie channel into Hong Kong in January 2004. An agreement has also been concluded for the distribution of the channel in Australia, commencing in January 2004.

"We have had a successful third quarter and I am confident that we are on track for a strong year, barring any unforeseen circumstances. Across the group we have continued to build on our core skills of content creation, aggregation and distribution of programmes for multi-lingual and multi-ethnic audiences. These skills will enable ASTRO to strengthen its leadership further in Malaysia, and present opportunities for exporting ASTRO's intellectual assets to the surrounding region." said YBhg Dato' Hj Badri Hj Masri, Chairman ASTRO ALL ASIA NETWORKS plc.

About ASTRO

ASTRO is Malaysia's leading cross-media operator specialising in the creation, aggregation and distribution of content across multiple platforms. It is the sole provider of Direct-To-Home satellite multi-channel television services in Malaysia, and houses the country's largest television programme production facility. ASTRO is the country's leader in commercial radio, and publishes Malaysia's most widely circulated magazine, the Astro Guide. Celestial Pictures owns the world's largest Chinese Film library and its digitally remastered films are released internationally through video and DVD distribution, and the Celestial Movies channel. The strength of these complementary brands has extended into interactive and multi-media services including provision of content for mobile telephony.

Enquiries:
ASTRO

Analysts/ Investors:
Senthil Danapalan, Investor Relations
Tel: +603 9543 6688
or senthil_danapalan@astro.com.my

Press:
David Yap, Media Relations
Tel: +603 9543 6688
or david_yap@astro.com.my

General Announcement
Reference No **AA-040323-65904**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**23/03/2004**

Type	:	**Announcement**
Subject	:	**Press Release on the Financial Results for the Fourth Quarter and Year Ended 31 January 2004**

Contents :

Please find attached the Press Release on the financial results for the fourth quarter and year ended 31 January 2004.

Press Release_23Mac04.doc

ASTRO Announces First Full Year of Operational Profits

Kuala Lumpur, 23 March 2004

ASTRO ALL ASIA NETWORKS plc ("ASTRO") is pleased to announce today its first full year of operational profitability on the back of strong results from its core operating businesses. The Group recorded a profit after tax of RM12.3 million for the financial year ended 31 January 2004 on revenues of RM1.42 billion.

	Quarter Ended		QoQ change	Year Ended 31 Jan 2004
	Oct 31 2003	31 Jan 2004		
	RM m	RM m	%	RM m
Revenue	373	396	6	1,419
EBITDA	64	77	20	244
Profit after taxation	5	38	600	12
Subscribers (millions)	1,191	1,283	8	1,283
Listerners (millions)	8.7*	8.7*	na	8.7*

*based on Nielsen survey done in October 2003

"We are pleased that we have exceeded our targets. We benefited from the strength of the Malaysian economy and the consequent buoyant consumer demand, to end the year on a strong note with good momentum for further growth, said ASTRO Chairman Dato' Haji Badri bin Haji Masri.

"We are particularly encouraged by the strong subscriber growth which will underpin our revenues in the future. This growth can be attributed to the more than RM600 million we have invested in developing local content and RM1.12 billion in set-top box subsidies to date," added Dato Badri.

This is ASTRO's first set of full year results as a listed company. ASTRO was incorporated in July 2003 and listed on the Main Board of the Kuala Lumpur Stock Exchange on 29 October 2003. The Initial Public Offering raised RM2.03 billion for the Group.

Commenting on the results, ASTRO Chief Financial Officer Rohana Rozhan said: "Our strong financial performance was driven by both higher revenues and improved margins. The growing free cash arising from our strong operating performance, coupled with the proceeds of the IPO, have put the Group on a very sound financial footing. We are now well-positioned to take advantage of the strength of our balance sheet and to optimise the use of our funds to grow our business in Malaysia as well as in the region."

The Group multi-channel TV operations achieved its highest subscriber growth with 298,733 net additions or 45% over that achieved in the previous period. This brings the total residential subscriber base to 1.283 million or 27% of Malaysian TV households and the total subscriptions, including schools and commercial subscribers, to 1.393 million.

"The record subscriber growth, particularly in the second half year, is the direct result of our successful re-branding exercise in July 2003 as well as continued enhancement and expansion of our content offering. We invested some RM270 million during the year to subsidize the cost of set-top boxes will continue to make substantial investments in local content and in expanding our programme offering to grow the market," said David Butorac, ASTRO's Chief Operating Officer.

"During the year in review, we produced 777 hours of in-house programming, including the popular Akademia Fantasia and Roda Impian series, at a total cost of RM67 million. We launched a total of 7 new channels, including the interactive music channel Hitz.tv, Celestial movies, Astro Prima and TVIQ and the TV SMS chat channel Astro@15. In addition, we made a selection of our services available on the mobile telephony platform. We also saw increased take-up of our premium and pay-per-view services, and higher take-up of second set-top boxes by existing subscribers," Butorac said.

"Average revenue per subscriber (ARPU) held steady at RM81 even as we connected record numbers of new subscribers whilst margins improved as we managed down operating and subscriber acquisition costs. Churn was maintained below 8%, which is among the lowest in the industry and reflects our ability to deliver a choice of content that is relevant to our subscribers," Butorac added.

In Brunei, TV associate Kristal-ASTRO, continues to grow its subscriber base to 18,208 households, representing 29% of the TV households in Brunei.

The Group's Radio operations, which include all the top-ranking Malay, Chinese and English stations in Malaysia -- Era, MY, Hitz.com, Mix FM, Light and Easy -- continue to be the market innovator and leader in advertising and listening share. In India, AAMAR and POWER FM, the Group's two FM stations in Calcutta, commenced operations in May 2003.

"We took Radio to the streets and to the internet, which allowed us to bundle on-air, on-ground and on-line advertising across our five FM networks in Malaysia," said Borhanuddin Osman, Executive Director for Radio. Audience reach widened to 8.7 million per week as highlighted in the last Nielsen Media Research survey in October 2003, up from 8.2 million in the last survey in April 2003 while ASTRO's share of Radio Adex rose to 73.5% from 66.7%.

"The two Indian FM stations, targeted at the very young as well as young adult listeners with its mix of Bollywood and Indi pop and rock as well as mainstream English hits, are still in the early stages and expected to generate returns in the medium term," Borhan added.

ASTRO's Chinese content was substantially enhanced in August 2003 with the acquisition of Celestial Pictures, which has the rights in perpetuity to the 760 films in the Shaw Brothers library, the world's largest Chinese film library. As of 31 January, 2004, 205 of these titles have been remastered and 163 distributed via its movie channel and DVD/VCD distribution business in over 10 countries.

"We remain optimistic of Celestial's prospects given the many opportunities to aggregate content from the Shaw Library and from other sources, for distribution in mainland China and to the large overseas Chinese-speaking communities around the world. Expansion into new territories is on track," said William Pfeiffer, Celestial Chief Executive Officer.

In other businesses, ASTRO Shaw and Tayangan Unggul, the Group's filmed production subsidiaries, remained the leading film production house in Malaysia with four films produced in 2003 while TVB Publishing, a 30% Hong Kong associate, will soon commence production of its first Chinese language movie to be filmed on location in Hong Kong and Shanghai.

In Publications, ASTRO Guide remained the largest circulation periodical while V Mag, the leisure and lifestyle magazine published by the Group in English and Chinese, continues to grow in popularity. Elsewhere in the region, the Group acquired PANV, the leading animation house in the Philippines, in August 2003, further strengthening its content creation capabilities.

Said ASTRO Group Chief Executive Officer Ralph Marshall: "We are pleased with the growth of ASTRO's core business activities in Malaysia and the region. We remain focused on developing revenue streams from bundling cross-media products for distribution across multiple platforms and will expand our offering of value-added services as soon as additional capacity becomes available when the MEASAT 3 satellite becomes operational in early 2005. In addition, we will continue to evaluate opportunities in the region where we can leverage off our infrastructure, our multi-lingual skills and our intellectual assets, consistent with our long term goal to be the leader in content creation, aggregation and distribution."

About ASTRO

ASTRO is Malaysia's leading cross-media operator specialising in the creation, aggregation and distribution of content across multiple platforms. It is the sole provider of Direct-To-Home satellite multi-channel television services in Malaysia, and houses the country's largest television programme

production facility. ASTRO is the country's leader in commercial radio, and publishes Malaysia's most widely circulated magazine, the Astro Guide. Celestial Pictures owns the world's largest Chinese Film library and its digitally remastered films are released internationally through video and DVD distribution, and the Celestial Movies channel. The strength of these complementary brands has extended into interactive and multi-media services including provision of content for mobile telephony.

Enquiries:

ASTRO

Analysts/ Investors:

Amy Balan, Investor Relations

Tel: +603 9543 6688

amy_balan@astro.com.my

Press:

David Yap, Media Relations

Tel: +603 9543 6688

david_yap@astro.com.my

General Announcement
Reference No **AA-040618-37827**

Company Name	:	ASTRO ALL ASIA NETWORKS PLC
Stock Name	:	ASTRO
Date Announced	:	18/06/2004

Type	:	**Announcement**
Subject	:	**Press Release on the Financial Results for the first quarter ended 30 April 2004**

Contents :

Please find attached the press release on the financial results for the first quarter ended 30 April 2004

1Q05 results PR 180604 FINAL.doc

PRESS RELEASE

ASTRO Sustains Growth Momentum in First Quarter

Kuala Lumpur, 18 June 2004

ASTRO ALL ASIA NETWORKS plc ("ASTRO") is pleased to announce yet another strong quarter of growth on the back of solid performance from all its core operating businesses.

The Group recorded a profit after tax of RM19.7 million for the quarter ended 30 April 2004 on revenues of RM391.1 million. Consolidated revenues rose RM80.7 million, or 26% higher, from RM310.4 million in the previous year's corresponding quarter. Earnings before interest, tax, depreciation and amortization (EBITDA) increased 38% to RM76.9 million from RM55.8 million due to higher subscription and advertising revenues.

The Astro multi-channel television operation, added 55,781 net subscribers, bringing the total to 1.339 million at the end of the April 2004, or 27.2% of Malaysian TV households. Net additions during the quarter represented a 14.1% growth over additions for the same quarter last year. The accelerated growth in the subscriber base delivered average revenue per subscriber of RM79 and is the result of an active marketing campaign which included significant subsidies for our set-top box. Subscriber acquisition cost was RM763, down from RM986 previously, mainly due to lower set-top box costs.

Churn increased to 9.2% from 6.9% due to unauthorised access to our transmission signals by cloned smartcards and set-top boxes. We are working very closely with the Malaysian authorities on an on-going basis to identify and prosecute distributors as well as users of these illegal devices. In addition, we expect a significant improvement after the third quarter when we implement measures to remove opportunities for such unauthorised access.

Radio maintained its leadership position, with an audience reach of 8.9 million per week, up from 8.7 million six months ago. This represents 44% of radio listeners, based on the latest Nielsen Media Survey research in April 2004. Our share of total radio industry advertising widened further to 74% from 69% a year ago. We also launched a new station, Sinar FM on 1 March 2004.

Celestial Pictures expansion remained on track. Its flagship Celestial Movies Channel was launched in Hong Kong and Australia in the first quarter and will launch in China in the third quarter of this year. Together with ASTRO, Celestial is actively exploring collaborative ventures with China's State Administration for Radio, Film and TV and its related media organisations to aggregate and deliver content for the global markets.

Commenting on the first quarter performance, ASTRO Chairman Dato' Haji Badri Haji Masri said: "We are pleased that the strong growth momentum we experienced in the second half of the last financial year was sustained in the first quarter, traditionally our weakest quarter. We are actively gearing up to substantially enhance our content and service offering on the additional transponder capacity which will become available when satellite operator Measat Global Bhd launches Malaysia's newest satellite in the first half of 2005. We are in continuing discussions on possible ventures to expand our multi-media activities in the region, particularly in Indonesia and China, where we can leverage on our infrastructure, our library assets and our multi-lingual skills."

	Quarter ended			Quarter ended		
	30/04/2004	30/04/2003	QoQ change	30/04/2004	31/01/2004	QoQ change
	RM m	RM m	%	RM m	RM m	%
Revenue	**391.1**	310.4	26.0	**391.1**	396.4	(1.3)
EBITDA	**76.9**	55.8	37.8	**76.9**	76.6	(0.3)
Profit after taxation	**19.7**	(13.5)	245.9	**19.7**	38.1	(48.2)
Subscribers (millions)*	**1.339**	1.033	29.6	**1.339**	1.283	4.4
Listeners (millions)**	**8.9**	8.2	8.5	**8.9**	8.7	2.3

*Residential subscribers

**based on Nielsen survey done in April 2004 and April 2003 respectively

About ASTRO

ASTRO is Malaysia's leading cross-media operator specialising in the creation, aggregation and distribution of content across multiple platforms. It is the sole provider of Direct-To-Home satellite multi-channel television services in Malaysia, and houses the country's largest television programme production facility. ASTRO is the country's leader in commercial radio, and publishes Malaysia's most widely circulated magazine, the Astro Guide. Celestial Pictures owns the world's largest Chinese Film library and its digitally remastered films are released internationally through theatrical, video, television and new media distribution, and the Celestial Movies channels. The strength of these complementary brands has extended into interactive and multi-media services including provision of content for mobile telephony.

Website: www.astroplc.com

For further information, please contact:

Amy Balan (Head, Investor Relations)
Tel: +603-9543 9305
Fax: +603-9543 6877
Email: amy_balan@astro.com.my

David Yap (Head, Press & Publicity)
Tel: +603-9543 9129
Fax: +603-9543 6868
Email: david_yap@astro.com.my

General Announcement
Reference No **AA-031230-60240**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**30/12/2003**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") Notification pursuant to Paragraph 14.09 of the Kuala Lumpur Stock Exchange ("KLSE") Listing Requirements of Dealings during Open Period**

Contents :

We wish to announce that the Company has on 29 December 2003 received a notification pursuant to Paragraph 14.09 of the KLSE Listing Requirements from Mr. Ng Say Beng, a Principal Officer of the Company, of his dealings in the shares of the Company as set out below:-

Disposal of 4,000 ordinary shares of 10 pence each representing 0.00021% of the issued share capital of ASTRO at RM4.34 per share on 24 December 2003.

General Announcement
Reference No **AA-040209-65849**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**09/02/2004**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Malaysia Securities Exchange Berhad's ("MSE") Listing Requirements of Dealings during Open Period**

Contents :

We wish to announce that the Company has on 7 February 2004 received a notification pursuant to Paragraph 14.09 of MSE Listing Requirements from Lim Lay Fong, a Principal Officer of the Company, of her dealings in the shares of the Company as set out below:-

Disposal of 3,000 ordinary shares of 10 pence each representing 0.00016% of the issued share capital of the Company at RM4.44 per share on 27 January 2004.

This announcement is dated 9 February 2004.

General Announcement
Reference No **AA-040219-65931**
Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **19/02/2004**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("AAAN" or "Company") - Announcement pursuant to Paragraphs 14.09(a) (Dealings in shares during Open Period) and 9.39 (Changes in the interest of substantial shareholders of a foreign corporation) of the Listing Requirements ("LR") of Malaysia Securities Exchange Berhad ("MSEB")**

Contents :

Paragraph 14.09(a) of the MSEB LR

We wish to announce that the Company has on 18 February 2004 received a notification of the following dealings in the Company's shares by YBhg. Dato' Haji Badri Bin Haji Masri, a Director of the Company pursuant to Paragraph 14.09 (a) of the MSEB LR during an open period as defined under Chapter 14 of the MSEB LR:-

A disposal by way of a direct business transaction on MSEB on 10 February 2004 of 500,000 ordinary shares of 10 pence each in the Company, representing 0.03% of the issued share capital of the Company at a transaction price of RM4.70 per share.

Paragraph 9.39 of the MSEB LR

We also wish to announce that the Company has also on 18 February 2004 received a notification of changes in the interest in the shares of the Company pursuant to Section 198 of the United Kingdom Companies Act, 1985 from YBhg. Dato' Haji Badri Bin Haji Masri ("DB"), a substantial shareholder of the Company. The particulars of the changes as notified are as follows:-

A disposal by way of a direct business transaction on MSEB on 10 February 2004 of 500,000 ordinary shares of 10 pence each in the Company, representing 0.03% of the issued share capital of the Company at a transaction price of RM4.70 per share. This has resulted in the decrease of his interest in the shares of the Company to 177,446,535 ordinary shares of 10 pence each representing 9.25% of the issued share capital of the Company. The interest in the 177,446,535 ordinary shares as at the date of transaction is registered as follows:-

Name	No. of shares of 10 pence each		%
Mujur Nusantara Sdn Bhd	6,172,051		0.32
Gerak Nusantara Sdn Bhd	3,600,365		0.19
Sanjung Nusantara Sdn Bhd	5,657,721		0.29
Berkat Nusantara Sdn Bhd	54,005,466		2.81
Nusantara Cempaka Sdn Bhd	54,005,466		2.81
Nusantara Delima Sdn Bhd	54,005,466		2.81
	177,446,535		9.25

DB is deemed to have an interest in the aforesaid shares of AAAN by virtue of his 25% direct equity interest in Harapan Terus Sdn. Bhd. ("HTSB"). HTSB is deemed to have an interest in all of the shares in which Berkat Nusantara Sdn Bhd ("BNSB"), Nusantara Cempaka Sdn Bhd ("NCSB"), Nusantara Delima Sdn Bhd ("NDSB"), Mujur Nusantara Sdn Bhd ("MNSB"), Gerak Nusantara Sdn Bhd ("GNSB") and Sanjung Nusantara Sdn Bhd ("SNSB") have an interest by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the

voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz. Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. BNSB, NCSB, NDSB, MNSB, GNSB and SNSB collectively hold 177,446,535 shares representing 9.25% of the share capital of AAAN under discretionary trusts for Bumiputera objects. However, DB does not have any economic interest over these shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

This announcement is dated 19 February 2004.

General Announcement
Reference No **AA-040227-67195**
Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **27/02/2004**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("AAAN" or "Company") - Announcement pursuant to Paragraphs 14.09(a) (Dealings in shares during Open Period) and 9.39 (Changes in the interest of substantial shareholders of a foreign corporation) of the Listing Requirements ("LR") of Malaysia Securities Exchange Berhad ("MSEB")**

Contents :

Paragraph 14.09(a) of the MSEB LR

We wish to announce that the Company has today received a notification of the following dealings in the Company's shares by YBhg. Dato' Haji Badri Bin Haji Masri ("DB"), a Director of the Company pursuant to Paragraph 14.09 (a) of the MSEB LR during an open period as defined under Chapter 14 of the MSEB LR:-

DB is deemed to have an interest over 500,000 ordinary shares of 10 pence each in the Company, representing 0.03% of the issued share capital of AAAN held through Ratna Pelangi Sdn Bhd, a company in which DB has a 99% equity interest as of 18 February 2004.

Paragraph 9.39 of the MSEB LR

We also wish to announce that the Company has also today received a notification of changes in the interest in the shares of the Company pursuant to Section 198 of the United Kingdom Companies Act, 1985 from YBhg. Dato' Haji Badri Bin Haji Masri ("DB"), a substantial shareholder of the Company. The particulars of the changes as notified are as follows:-

DB is deemed to have an interest over 500,000 ordinary shares of 10 pence each in the Company, representing 0.03% of the issued share capital of AAAN held through Ratna Pelangi Sdn Bhd ("RPSB"), following completion of his acquisition of a 99% equity interest in RPSB as of 18 February 2004. This has resulted in an increase in DB's interest in the shares of the Company to 177,946,535 ordinary shares of 10 pence each representing 9.28% of the issued share capital of the Company. The said 177,946,535 shares are registered as follows:-

Name	No. of shares of 10 pence each		%
RPSB(a)	500,000		0.03
Mujur Nusantara Sdn Bhd(b)	6,172,051		0.32
Gerak Nusantara Sdn Bhd(b)	3,600,365		0.19
Sanjung Nusantara Sdn Bhd(b)	5,657,721		0.29
Berkat Nusantara Sdn Bhd(b)	54,005,466		2.81
Nusantara Cempaka Sdn Bhd(b)	54,005,466		2.81
Nusantara Delima Sdn Bhd(b)	54,005,466		2.81
	177,946,535		9.28

(a) DB is deemed to have an interest in 500,000 ordinary shares of 10 pence each of AAAN which is registered in the name of RPSB.

(b) He is deemed to have an interest in 177,446,535 ordinary shares of 10 pence each of AAAN by virtue of his 25% direct equity interest in Harapan Terus Sdn. Bhd. ("HTSB"). HTSB

is deemed to have an interest in all of the shares in which Berkat Nusantara Sdn Bhd ("BNSB"), Nusantara Cempaka Sdn Bhd ("NCSB"), Nusantara Delima Sdn Bhd ("NDSB"), Mujur Nusantara Sdn Bhd ("MNSB"), Gerak Nusantara Sdn Bhd ("GNSB") and Sanjung Nusantara Sdn Bhd ("SNSB") have an interest by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz. Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. BNSB, NCSB, NDSB, MNSB, GNSB and SNSB collectively hold 177,446,535 shares representing 9.25% of the share capital of AAAN under discretionary trusts for Bumiputera objects. However, DB does not have any economic interest over these shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

This announcement is dated 27 February 2004.

General Announcement
Reference No **AA-040302-65825**
Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **02/03/2004**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("AAAN" or "Company" - Notification pursuant to Paragraph 14.09 of the Malaysia Securities Exchange Berhad ("MSEB") Listing Requirements of Dealings during Open Period**

Contents :

We wish to announce that the Company has on 28 February 2004 received a notification pursuant to Paragraph 14.09 of MSEB Listing Requirements from Sivabalan Poobalasingam, a principal officer of the Company, of his dealings in the ordinary shares of 10 pence each ("Shares") of the Company as set out below:-

(a) Disposal of 50,000 Shares in AAAN representing 0.0026% of the issued share capital of AAAN at RM4.30 per Share on 6 February 2004;

(b) Acquisition of the following Shares in AAAN :-
(i) 10,000 Shares representing 0.0005% of the issued share capital of AAAN at RM4.28 per Share on 13 February 2004;
(ii) 29,000 Shares representing 0.0015% of the issued share capital of AAAN at RM4.40 per Share on 17 February 2004;
(iii) 9,000 Shares representing 0.0004% of the issued share capital of AAAN at RM4.40 per Share on 18 February 2004; and
(iv) 3,000 Shares representing 0.0001% of the issued share capital of AAAN at RM4.44 per Share on 19 February 2004.

This announcement is dated 2 March 2004.

General Announcement
Reference No **AA-040228-48399**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**02/03/2004**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("AAAN" or "Company") - Notifications pursuant to Paragraph 14.09 of the Malaysia Securities Exchange Berhad ("MSEB") Listing Requirements of Dealings during Open Period**

Contents :

We wish to announce that the Company has today received notifications pursuant to Paragraph 14.09 of MSEB Listing Requirements from the following principal officers of the Company, of their dealings in the ordinary shares of 10 pence each ("Shares") of the Company:-

1. Notification by Sze Yuet Sim:-

(a) That she has disposed off 6,000 Shares in AAAN representing 0.0003% of the issued share capital of AAAN as at the date of the transaction;
(b) Date of transaction - 25 February 2004; and
(c) Transaction Price - RM4.80 per Share.

2. Notification by Lim Lay Fong:-

(a) That she has disposed off 5,000 Shares in AAAN representing 0.0003% of the issued share capital of AAAN as at the date of the transaction;
(b) Date of transaction - 24 February 2004; and
(c) Transaction price - RM4.78 per Share.

This announcement is dated 2 March 2004.

General Announcement
Reference No **AA-040406-42557**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**06/04/2004**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Notification of Dealings during Open Period pursuant to Paragraph 14.09 of the Malaysia Securities Exchange Berhad ("MSEB") Listing Requirements**

Contents :

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of MSEB Listing Requirements from Lim Meng Leong (a principal officer of the Company) of his dealings in the ordinary shares of 10 pence each ("Shares") of the Company as set out below:-

Disposal of 51,000 Shares in ASTRO representing 0.00266% of the issued share capital of ASTRO at RM5.15 per Share on 5 April 2004.

This announcement is dated 6 April 2004.

General Announcement
Reference No **AA-040406-43350**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**06/04/2004**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Notification of Dealings during Open Period pursuant to Paragraph 14.09 of the Malaysia Securities Exchange Berhad ("MSEB") Listing Requirements**

Contents :

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of MSEB Listing Requirements from Sze Yuet Sim (a principal officer of the Company) of her dealings in the ordinary shares of 10 pence each ("Shares") of the Company as set out below:-

Disposal of 9,000 Shares in ASTRO representing 0.000469% of the issued share capital of ASTRO at RM5.20 per Share on 5 April 2004.

This announcement is dated 6 April 2004.

General Announcement
Reference No **AA-040406-43077**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**06/04/2004**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Notification of Dealings during Open Period pursuant to Paragraph 14.09 of the Malaysia Securities Exchange Berhad ("MSEB") Listing Requirements**

Contents :

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of MSEB Listing Requirements from Latifah Mohamed Yusof (a principal officer of the Company) of her dealings in the ordinary shares of 10 pence each ("Shares") of the Company as set out below:-

Disposal of 15,000 Shares in ASTRO representing 0.000782% of the issued share capital of ASTRO at RM5.10 per Share on 5 April 2004.

This announcement is dated 6 April 2004.

General Announcement
Reference No **AA-040409-65367**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**09/04/2004**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.39 (Change in the interest of substantial shareholder of a foreign corporation) of the Malaysia Securities Exchange Berhad ("MSEB") Listing Requirements ("LR")**

Contents :

We wish to announce that the Company has today received a notification of change in the interest in the shares of the Company pursuant to Section 198 to 202 of the United Kingdom Companies Act, 1985 from Tuan Hj. Affendi Bin Tun Hj. Mohd. Fuad Stephens ("HA"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

(i) A disposal of 10,000 ordinary shares of 10 pence each in the Company ("ASTRO Shares") representing 0.00052% of the total issued share capital of the Company on 5 April 2004. The shares were registered in the name of Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd for HA as beneficial owner; and

(ii) A disposal of 15,000 ASTRO Shares representing 0.00078% of the total issued share capital of the Company on 6 April 2004. The shares were registered in the name of Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd for HA as beneficial owner.

Immediately prior to the above disposals, HA had direct beneficial equity interest in 250,000 ASTRO Shares and deemed equity interest in 177,446,535 ASTRO Shares representing 0.013% and 9.25% of the total issued share capital of the Company, respectively. The above disposals have resulted in a decrease in HA's interest in the shares of the Company to 177,671,535 ASTRO Shares representing 9.26% of the total issued share capital of the Company. The said 177,671,535 ASTRO Shares as at today are registered as follows:-

Registered Holder	No. of shares of 10 pence each	Percentage (%)
Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd (a)	225,000	0.012
Mujur Nusantara Sdn Bhd (b)	6,172,051	0.32
Gerak Nusantara Sdn Bhd (b)	3,600,365	0.19
Sanjung Nusantara Sdn Bhd (b)	5,657,721	0.29
Berkat Nusantara Sdn Bhd (b)	54,005,466	2.81
Nusantara Cempaka Sdn Bhd (b)	54,005,466	2.81
Nusantara Delima Sdn Bhd (b)	54,005,466	2.81
	177,671,535	9.26

(a) HA has direct beneficial equity interest in 225,000 ASTRO Shares which are registered in the name of Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd.

(b) HA is deemed to have an interest in 177,446,535 ASTRO Shares by virtue of his 25% direct equity interest in Harapan Terus Sdn. Bhd. ("HTSB"). HTSB is deemed to have an interest in all of the shares in which Berkat Nusantara Sdn Bhd ("BNSB"), Nusantara Cempaka Sdn Bhd ("NCSB"), Nusantara Delima Sdn Bhd ("NDSB"), Mujur Nusantara Sdn Bhd ("MNSB"), Gerak Nusantara Sdn Bhd ("GNSB") and Sanjung Nusantara Sdn Bhd

("SNSB") have an interest by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz. Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. BNSB, NCSB, NDSB, MNSB, GNSB and SNSB collectively hold 177,446,535 ASTRO Shares representing 9.25% of the total issued share capital of the Company under discretionary trusts for Bumiputera objects. However, HA does not have any economic interest over these shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

This announcement is dated 9 April 2004.

General Announcement
Reference No **AA-040426-43971**

Company Name : **ASTRO ALL ASIA NETWORKS PLC**
Stock Name : **ASTRO**
Date Announced : **27/04/2004**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Announcement pursuant to Paragraph 9.39 (Change in the interest of substantial shareholder of a foreign corporation) of the Malaysia Securities Exchange Berhad ("MSEB") Listing Requirements ("LR")**

Contents :

We wish to announce that the Company had on, 23rd April 2004, received a notification of change in the interest in the shares of the Company pursuant to Section 198 to 202 of the United Kingdom Companies Act, 1985 from Tuan Hj. Affendi Bin Tun Hj. Mohd. Fuad Stephens ("HA"), a substantial shareholder of the Company. The particulars of change as notified are as follows:-

A disposal of 5,000 ordinary shares of 10 pence each in the Company ("ASTRO Shares") representing 0.0003% of the total issued share capital of the Company on 19 April 2004. The shares were registered in the name of Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd for HA as beneficial owner.

Immediately prior to the above disposals, HA had direct beneficial equity interest in 225,000 ASTRO Shares and deemed equity interest in 177,446,535 ASTRO Shares representing 0.012% and 9.25% of the total issued share capital of the Company, respectively. The above disposals have resulted in a decrease in HA's direct beneficial equity interest in the shares of the Company to 220,000 ASTRO Shares representing 0.011% of the issued share capital of the Company. The total HA's interest of 177,666,535 ASTRO Shares as at today are registered as follows:-

Registered Holder	No. of shares of 10 pence each	%
Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd (a)	220,000	0.011
Mujur Nusantara Sdn Bhd (b)	6,172,051	0.32
Gerak Nusantara Sdn Bhd (b)	3,600,365	0.19
Sanjung Nusantara Sdn Bhd (b)	5,657,721	0.29
Berkat Nusantara Sdn Bhd (b)	54,005,466	2.81
Nusantara Cempaka Sdn Bhd (b)	54,005,466	2.81
Nusantara Delima Sdn Bhd (b)	54,005,466	2.81
	177,666,535	9.26*

(a) HA has direct beneficial equity interest in 220,000 ASTRO Shares which are registered in the name of Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd.
(b) HA is deemed to have an interest in 177,446,535 ASTRO Shares by virtue of his 25% direct equity interest in Harapan Terus Sdn. Bhd. ("HTSB"). HTSB is deemed to have an interest in all of the shares in which Berkat Nusantara Sdn Bhd ("BNSB"), Nusantara Cempaka Sdn Bhd ("NCSB"), Nusantara Delima Sdn Bhd ("NDSB"), Mujur Nusantara Sdn Bhd ("MNSB"), Gerak Nusantara Sdn Bhd ("GNSB") and Sanjung Nusantara Sdn Bhd ("SNSB") have an interest by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz. Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and

Cermat Deras Sdn Bhd respectively. BNSB, NCSB, NDSB, MNSB, GNSB and SNSB collectively hold 177,446,535 ASTRO Shares representing 9.25% of the total issued share capital of the Company under discretionary trusts for Bumiputera objects. However, HA does not have any economic interest over these shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.
(c) The final figure has been rounded up to the nearest decimal point.

This announcement is dated 27th April 2004.

Form Version 2.0

Change of Address

Ownership transfer to ASTRO ALL ASIA NETWORKS PLC/EDMS/KLSE on 19/04/2004 18:29:30
Submitted by ASTRO ALL ASIA NETWORKS PLC on 19/04/2004 18:34:02
Reference No AA-040419-55787

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

*	Change description	: **Registrar**
	Name of Registrar (if applicable)	: **Signet Share Registration Services Sdn Bhd**
*	Old address	: **11th Floor, Tower Block, Kompleks Antarabangsa, Jalan Sultan Ismail, 50250 Kuala Lumpur**
*	New address	: **Level 26, Menara Multi-Purpose, Capital Square, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur**
*	Telephone no	: **03-27212222**
*	Facsimile no	: **03-27212530 / 03-27212531**
	E-mail address	:
*	Effective date	: **19/04/2004**
	Remark	: **Change of Registrar's Office**

General Announcement
Reference No **AA-040518-60729**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**18/05/2004**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - Notification of Dealings during Open Period pursuant to Paragraph 14.09 of the Bursa Malaysia Securities Berhad ("BMSB") Listing Requirements**

Contents :

We wish to announce that the Company has today received a notification pursuant to paragraph 14.09 of the BMSB Listing Requirements from Mr. Sivabalan Poobalasingam (a principal officer of the Company) of his dealings in the ordinary shares of 10 pence each ("Shares") of the Company as set out below:-

Disposal of 51,000 Shares in ASTRO representing 0.0027% of the issued share capital of ASTRO at RM5.00 per Share on 13 May 2004.

This announcement is dated 18 May 2004.

Change Of Company Secretary
Reference No **AA-040329-32265**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**29/03/2004**

Date of change	:	**29/03/2004**
Type of change	:	**Resignation**
Designation	:	**Joint Secretary**
License no.	:	**MAICSA 7007624**
Name	:	**Lim Lay Fong**
Working experience and occupation during past 5 years	:	
Remarks	:	**Ms. Rohana Binti Tan Sri Datuk Hj. Rozhan will remain as Company Secretary of ASTRO upon Ms. Lim's resignation.**

General Announcement
Reference No **MM-040318-64739**

Submitting Merchant Bank	:	**COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**19/03/2004**

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("AAAN" or "COMPANY")**

EXTENSION OF TIME TO COMPLY WITH THE SECURITIES COMMISSION'S CONDITION

Contents :

We refer to the approval letter from the Securities Commission ("SC") dated 19 September 2003 and the Prospectus dated 1 October 2003 wherein inter-alia, AAAN/ MEASAT Digicast Sdn Bhd ("Digicast") is required to effect an agreement to sub-lease the land on which All Asia Broadcast Centre is located, within six (6) months from the date of the abovementioned SC letter ("SC Condition"). The expiry for the SC Condition was 18 March 2004.

On behalf of AAAN, Commerce International Merchant Bankers Berhad wishes to announce that the SC had, via its letter dated 18 March 2004, approved an extension of six (6) months 18 September 2004 for AAAN/ Digicast to comply with the aforesaid SC Condition.

This announcement is dated 19 March 2004.

General Announcement
Reference No **AA-040406-42190**

Company Name	:	ASTRO ALL ASIA NETWORKS PLC
Stock Name	:	ASTRO
Date Announced	:	06/04/2004

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("ASTRO") -Acquisition of New Subsidiary**

Contents :

We wish to announce that Celestial Pictures Limited ("Celestial"), a wholly-owned subsidiary of ASTRO, has today subscribed for 1 ordinary share of USD1.00 per share representing the entire issued and paid-up share capital of Global Entertainment and Management Systems (BVI) Limited ("GEMS"), a company incorporated in the British Virgin Islands, for a cash consideration of USD1.00.

As a result of the acquisition, GEMS became a wholly-owned subsidiary of Celestial and ultimately ASTRO. GEMS is intended to be used as an investment holding company.

None of the Directors and substantial shareholders of ASTRO have any interest, direct or indirect, in the acquisition of GEMS.

This announcement is dated 6 April 2004.

General Announcement
Reference No **AA-040408-61748**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**08/04/2004**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**TH-040407-50569**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "Company") - ARTICLE ENTITLED: "Astro happy with roadshow results so far"**

Contents :

We refer to the letter dated 7 April 2004 from the Malaysia Securities Exchange Berhad ("Exchange") to the Company on the abovecaptioned news article which appeared in The Star, Star Biz section, page 1 on the same date.

With reference to the statement in the said article that "Khazanah Nasional Berhad would scale down its 22% stake in ASTRO", the Company having made due enquiries with Khazanah Nasional Berhad ("Khazanah") wishes to inform the Exchange that:-

(i) the statement is speculative;
(ii) the shares held by Khazanah are currently subject to underwriters' and the Securities Commission moratorium for a period of 180 days and 1 year respectively from the date of ASTRO's listing on 29 October 2003; and
(iii) there are currently no plans by Khazanah to dispose of any of its interest in ASTRO.

This announcement is dated 8 April 2004.

Query Letter content :
We refer to the above news article appearing in The Star, Star Biz section, page 1 on Wednesday, 7 April 2004, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-
" Khazanah Nasional Bhd, would scale down its 22% stake in Astro. "
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matter about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

KOAY LEAN LEE
Senior Manager
Issues & Listing
Group Regulations
KLL/GTH
c.c. Securities Commission (via fax)

General Announcement
Reference No **AA-040528-65616**
Company Name : ASTRO ALL ASIA NETWORKS PLC
Stock Name : ASTRO
Date Announced : 28/05/2004

Type : **Announcement**
Subject : **ASTRO ALL ASIA NETWORKS plc ("ASTRO")**
Option to subscribe for up to 25% of the enlarged issued and paid-up capital of Advanced Wireless Technologies Sdn Bhd ("AWT"), a wholly-owned subsidiary of Maxis Communications Berhad ("Maxis")

Contents :

1. Introduction

In ASTRO's prospectus of 1 October 2003, issued in conjunction with the listing of the shares of ASTRO on the Main Board of Bursa Malaysia Securities Berhad (formerly known as the Malaysia Securities Exchange Berhad) ("Bursa Malaysia"), disclosure was made that Maxis had on 28 April 2003 offered to procure AWT to grant its wholly-owned subsidiary MEASAT Broadcast Network Systems Sdn Bhd ("MBNS"), an option to subscribe for up to 25% of the enlarged issued and paid-up capital of AWT ("Option").

Pursuant to the above, the Option was granted by AWT via its letter dated 3 March 2004 as amended by AWT's letter of 26 April 2004. The Option is exercisable by MBNS or its affiliate on or before 25 May 2004.

ASTRO wishes to announce today that its wholly-owned subsidiary, MBNS Multimedia Technologies Sdn Bhd ("MMT"), has on 25 May 2004 exercised the Option granted by AWT and pursuant thereto MMT intends to subscribe for 833,334 ordinary shares of RM1.00 each representing 25% of the enlarged issued and paid-up share capital of AWT at the total subscription price of RM833,334.00 ("Option Shares") ("the Transaction").

The Transaction is a non-recurrent related party transaction pursuant to Paragraph 10.08 of the Listing Requirements ("LR") of Bursa Malaysia as Maxis is deemed a related party to ASTRO as described in Section 9 of this announcement.

3G Announcement FINAL.doc

Type: **Announcement**
Subject: **ASTRO ALL ASIA NETWORKS plc ("ASTRO")**
Option to subscribe for up to 25% of the enlarged issued and paid-up capital of Advanced Wireless Technologies Sdn Bhd ("AWT"), a wholly-owned subsidiary of Maxis Communications Berhad ("Maxis")

1. INTRODUCTION

In ASTRO's prospectus of 1 October 2003, issued in conjunction with the listing of the shares of ASTRO on the Main Board of Bursa Malaysia Securities Berhad (formerly known as the Malaysia Securities Exchange Berhad) ("Bursa Malaysia"), disclosure was made that Maxis had on 28 April 2003 offered to procure AWT to grant its wholly-owned subsidiary MEASAT Broadcast Network Systems Sdn Bhd ("MBNS"), an option to subscribe for up to 25% of the enlarged issued and paid-up capital of AWT ("Option").

Pursuant to the above, the Option was granted by AWT via its letter dated 3 March 2004 as amended by AWT's letter of 26 April 2004. The Option is exercisable by MBNS or its affiliate on or before 25 May 2004.

ASTRO wishes to announce today that its wholly-owned subsidiary, MBNS Multimedia Technologies Sdn Bhd ("MMT"), has on 25 May 2004 exercised the Option granted by AWT and pursuant thereto MMT intends to subscribe for 833,334 ordinary shares of RM1.00 each representing 25% of the enlarged issued and paid-up share capital of AWT at the total subscription price of RM833,334.00 ("Option Shares") ("the Transaction").

The Transaction is a non-recurrent related party transaction pursuant to Paragraph 10.08 of the Listing Requirements ("LR") of Bursa Malaysia as Maxis is deemed a related party to ASTRO as described in Section 9 of this announcement.

2. INFORMATION ON MMT

MMT was incorporated in Malaysia on 5 March 1998 under the Companies Act, 1965 as a private limited company. The principal activities of MMT are the research and development of multimedia related technologies.

MMT is a wholly-owned subsidiary of ASTRO via its wholly-owned subsidiary, ASTRO (Bermuda) Limited (formerly known as ASTRO ALL ASIA NETWORKS Limited) ("AAAN Bermuda"), which in turn wholly-owns MBNS.

The authorised share capital of MMT is RM100,000 comprising 100,000 ordinary shares of RM1.00 each while its issued share capital is RM2.00 comprising 2 ordinary shares of RM1.00 each.

3. INFORMATION ON AWT

AWT was incorporated in Malaysia on 21 June 2000 under the Companies Act, 1965 as a private limited company. The principal activity of AWT is the provision of wireless multimedia related services.

AWT's wholly-owned subsidiary, UMTS (Malaysia) Sdn Bhd ("UMTS"), has been awarded the third generation digital wireless communications system ("3G") Spectrum Assignment by the Malaysian Communications and Multimedia Commission ("MCMC"), valid for 15 years commencing from 2 April 2003.

The authorised share capital of AWT is RM5,000,000 comprising 5,000,000 ordinary shares of RM1.00 each while its issued and paid-up share capital is RM2,500,002.00 comprising 2,500,002 ordinary shares of RM1.00 each.

Upon completion of the Option, MMT will hold 833,334 ordinary shares in AWT which will represent 25% of the enlarged issued and paid-up share capital of AWT.

4. RATIONALE FOR THE EXERCISE OF THE OPTION

UMTS submitted a bid to the MCMC on 29 May 2002 for a block of IMT-2000 (3G) Spectrum. In the bid document, reference was made to the Memorandum of Understanding dated 24 May 2002 between MBNS and Maxis for a strategic alliance whereby MBNS and its affiliates will be the "non-exclusive preferred provider" of 3G mobile content and applications to Maxis, and the Option for MBNS or its affiliate to subscribe for up to 25% of the enlarged issued and paid-up capital of AWT.

In July 2002, UMTS was awarded a block of 3G Spectrum on the condition that a Detailed Business Plan to the satisfaction of the MCMC is submitted to the MCMC before the 3G Spectrum was assigned. A key factor which was material to the success of UMTS' bid was MBNS' participation as a strategic partner for the provision of 3G mobile content and applications, and as a proposed equity partner in AWT. The MCMC subsequently awarded UMTS the 3G Spectrum Assignment for a period of 15 years from 2 April 2003 to 1 April 2018.

UMTS has made arrangements with other subsidiaries of Maxis to finance the roll-out and operations of the 3G network.

UMTS will use the 3G Spectrum together with the 3G network to provide 3G telecommunications capabilities to other service providers (including subsidiaries of Maxis), which would then provide telecommunications retail services to subscribers.

The exercise of the Option would facilitate the role of MBNS and its affiliates as a "non-exclusive preferred provider" of 3G mobile content and applications, which is one of the critical factors to ensure a successful take-up rate of 3G services by consumers. This is also consistent with ASTRO's objectives to be the pre-eminent originator, aggregator and distributor of multi-lingual content over various networks reaching multiple subscriber communities.

The MCMC has a RM100 million capitalisation requirement for UMTS which has been funded by Maxis. The exercise of the Option for a 25% interest in the enlarged issued and paid up capital of AWT will result in MMT having to make a contribution of RM25 million as its share of the equity capitalisation of UMTS following the completion of the Option. MMT's share of the funding requirement of AWT is not expected to exceed RM25 million.

5. PROSPECTS AND RISK FACTORS

The prospects for and the risks related to the Transaction when completed are dependent on the growth of the mobile telephony industry in Malaysia, the availability of 3G handsets at affordable prices as well as the take-up of associated mobile content and application services.

6. DETAILS OF THE OPTION

Some of the salient terms of the Option are as follows:-

6.1 The total subscription price of RM833,334.00 for the Option Shares shall be paid in cash by MMT on or before 60 days from 25 May 2004 ("Completion Date").

6.2 The Option Shares shall, upon issue and allotment, be free from all charges, liens and other encumbrances and shall rank pari passu in all respects with the other existing issued and paid-up shares of AWT with all rights attaching thereto including without limitation, all bonuses, rights, dividends and distributions declared, paid or made in respect thereof from the Completion Date.

6.3 The shareholders' agreement for AWT and UMTS ("Shareholders' Agreement") and the consolidated business plan for the conduct of the affairs and business of AWT and UMTS ("Business Plan") shall be finalised and agreed by the parties within 60 days from 25 May 2004 or by such later date as the parties shall mutually agree in writing.

6.4 AWT warrants to MMT that until the Completion Date, AWT shall not carry out certain specified acts in relation to AWT or UMTS, except to give effect to the transactions contemplated by the Option.

6.5 From the Completion Date (and subject to AWT's receipt of the subscription monies for the Option Shares amounting to RM833,334.00) and until the execution of the Shareholders' Agreement for AWT and UMTS:-

(i) AWT represents that Maxis has confirmed that Maxis shall procure the appointment of an MMT nominee as a director in each of AWT and UMTS;

(ii) AWT shall adopt certain specified shareholders reserved matters for AWT;

(iii) AWT shall adopt and shall procure that UMTS adopts certain specified board of directors reserved matters for AWT and UMTS; and

(iv) AWT undertakes that voting and approval of resolutions in shareholders' meetings of UMTS by AWT shall be in accordance with the direction of a shareholders' resolution of AWT.

6.6 Subject to the approval of the lenders ("Syndicated Lenders") of a syndicated loan granted to Maxis Mobile Sdn Bhd, for which AWT is a joint-guarantor, and subject further to the indemnity being subordinated to and ranking in terms of priority after any and all obligations of Maxis to its Syndicated Lenders and any other lenders existing as at 25 May 2004, AWT represents that Maxis has agreed to indemnify:-

(i) AWT for any monies paid by AWT to the Syndicated Lenders as a result of a call on the said syndicated loan; and

(ii) MMT for the value of any contribution in the capital of AWT, whether as equity, shareholder's advance or other means as a result of a call on the said syndicated loan.

However, the indemnity shall not apply to existing and future guarantees given by AWT and/or UMTS in the ordinary course of business of AWT and/or UMTS.

The exercise of the Option has been reviewed and approved by the Audit Committee and Board of Directors of ASTRO (with the exception of Dato' Haji Badri bin Haji Masri, En. Augustus Ralph Marshall, En. Tan Poh Ching and Dato' Mohamed Khadar bin Merican who have abstained from all the Board deliberations and voting on the Transaction) in accordance with procedures established for the review of related party transactions.

7. APPROVALS REQUIRED

The Transaction does not require ASTRO's shareholders' approval or approvals from any relevant authorities.

8. EFFECT ON SHARE CAPITAL, SHAREHOLDING STRUCTURE, EARNINGS AND CONSOLIDATED NET TANGIBLE ASSETS OF ASTRO

The Transaction, upon completion, will not have any effect on the issued and paid-up share capital of ASTRO.

The Transaction, upon completion, is also not expected to have any material effect on the consolidated Net Tangible Assets of ASTRO. Neither will it have any material effect on the consolidated earnings of ASTRO for the financial year ending 31 January 2005.

9. DIRECTORS AND MAJOR SHAREHOLDERS' INTERESTS

9.1 The details of the interests of the Directors of ASTRO and the nature of their relationships to the transacting parties in respect of the Transaction are set out below:-

	Directors	Nature of relationship and details of the interests
1.	Dato' Haji Badri bin Haji Masri ("DB")	<u>ASTRO</u> a) DB is Chairman and a Director of ASTRO. He is also a Director of AAAN Bermuda and MBNS. b) DB is a major shareholder of ASTRO having a deemed equity interest over 500,000 ordinary shares of 10 pence each in ASTRO ("ASTRO Shares") representing 0.03% of the issued and paid-up share capital of ASTRO by virtue of his 99% direct equity interest in Ratna Pelangi Sdn Bhd. DB also has a deemed interest over 177,446,535 ASTRO Shares representing 9.25% of the issued and paid-up share capital of ASTRO in which Harapan Terus Sdn Bhd ("HTSB") has an interest by virtue of his interest over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the ASTRO Shares in which Berkat Nusantara Sdn Bhd ("BNSB"), Nusantara Cempaka Sdn Bhd ("NCSB"), Nusantara Delima Sdn Bhd ("NDSB"), Mujur Nusantara Sdn Bhd ("MNSB"), Gerak Nusantara Sdn Bhd ("GNSB") and Sanjung Nusantara Sdn Bhd ("SNSB") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in their immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the ASTRO Shares under discretionary trusts for Bumiputera objects and as such DB and HTSB do not have any economic interest over these shares. Further, as DB and HTSB do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in ASTRO they are not deemed to have an interest in the shares of AAAN Bermuda, MBNS or MMT.

	Directors	Nature of relationship and details of the interests
		Maxis a) DB is also a major shareholder of Maxis having a deemed equity interest over 329,775,665 ordinary shares of RM0.10 each in Maxis ("Maxis Shares") representing 13.41% of the issued and paid-up share capital of Maxis in which Harapan Nusantara Sdn Bhd ("HNSB") has an interest by virtue of his interest over 250,000 shares of HNSB representing 25% of the issued and paid-up share capital of HNSB. HNSB is deemed to have an interest in all of the Maxis Shares in which Mujur Anggun Sdn Bhd ("MASB"), Cabaran Mujur Sdn Bhd ("CMSB"), Anak Samudra Sdn Bhd ("ASSB"), Dumai Maju Sdn Bhd ("DMSB"), Nusantara Makmur Sdn Bhd ("NMSB"), Usaha Kenanga Sdn Bhd ("UKSB") and Tegas Sari Sdn Bhd ("TSSB") ("HNSB Subsidiaries") have an interest by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the HNSB Subsidiaries. The HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, DB and HNSB do not have any economic interest in those Maxis Shares held by the HNSB Subsidiaries. b) DB does not have any equity interest in AWT.
2.	Augustus Ralph Marshall ("RM")	**ASTRO** a) RM is a Director of ASTRO and subsidiaries of ASTRO including AAAN Bermuda and MBNS. He is the Deputy Chairman and the Group Chief Executive Officer of ASTRO as well as the Chief Executive Officer of AAAN Bermuda and MBNS. b) RM has a direct equity interest over 1,000,000 ASTRO Shares representing 0.05% of the issued and paid-up share capital of ASTRO held through a nominee. RM also holds 1,000,000 (1st grant) and 499,988 (2nd grant) options over unissued ordinary shares in ASTRO pursuant to the 2003 Employee Share Option Scheme and 1,500,000 options over unissued shares in ASTRO pursuant to the 2003 Management Share Incentive Scheme. He does not have any equity interest in AAAN Bermuda, MBNS or MMT. c) RM is a director of UTSB, a major shareholder of ASTRO and Maxis. He does not have any equity interest in UTSB.

	Directors	Nature of relationship and details of the interests
		Maxis a) RM is a director of Maxis. b) RM has direct equity interest over 500,000 Maxis Shares representing 0.0203% of the issued and paid-up share capital of Maxis. c) RM does not have any equity interest in AWT.
3.	Tan Poh Ching ("TPC")	**ASTRO** a) TPC is a Director of ASTRO and AAAN Bermuda. He was also a director of MBNS within the 12 months preceding the date on which the terms of the Transaction were agreed upon. b) TPC has direct equity interest over 500,000 ASTRO Shares representing 0.03% of the issued and paid-up share capital of ASTRO held through a nominee. He does not have any equity interest in AAAN Bermuda, MBNS or MMT. c) TPC is a director of UTSB, a major shareholder of ASTRO and Maxis. He does not have any equity interest in UTSB. **Maxis** a) TPC is a director of Maxis. b) TPC has a direct equity interest over 500,000 Maxis Shares representing 0.0203% of the issued and paid-up share capital of Maxis. c) TPC does not have any equity interest in AWT.
4.	Dato' Mohamed Khadar bin Merican ("Dato' Khadar")	**ASTRO** a) Dato' Khadar is a Director of ASTRO. b) Dato' Khadar has a direct equity interest over 250,000 ASTRO Shares representing 0.01% of the issued and paid-up share capital of ASTRO. He does not have any equity interest in AAAN Bermuda, MBNS or MMT.

	Directors	Nature of relationship and details of the interests
		Maxis a) Dato' Khadar has a direct equity interest over 15,000 Maxis Shares representing 0.0006% of the issued and paid-up share capital of Maxis. b) Dato' Khadar does not have any equity interest in AWT.

9.2 The details of the interests of the Major Shareholders of ASTRO and the nature of their relationships to the transacting parties in respect of the Transaction are set out below:-

	Major shareholders	Nature of relationship and details of the interests
1.	Usaha Tegas Sdn Bhd ("UTSB") Pacific States Investment Limited ("PSIL"), Excorp Holding N.V. ("Excorp") PanOcean Management Limited ("PanOcean") Ananda Krishnan Tatparanandam ("TAK")	**ASTRO** a) UTSB, PSIL, Excorp and PanOcean are major shareholders of ASTRO with each having a deemed equity interest over 479,619,973 ASTRO Shares representing 25% of the issued and paid-up share capital of ASTRO, of which 389,085,872 and 90,534,101 ASTRO Shares representing 20.28% and 4.72% of the issued and paid-up share capital of ASTRO are held by All Asia Media Equities Ltd through a nominee and Usaha Tegas Entertainment Systems Sdn Bhd, respectively. PSIL is deemed to have an interest in all of the ASTRO Shares in which UTSB has an interest, by virtue of PSIL's direct controlling interest of 99.999% of the issued and paid-up share capital in UTSB. The shares in PSIL are held 100% by Excorp which is deemed to have an interest in all of the ASTRO Shares in which PSIL has an interest. The shares in Excorp are in turn held 100% by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the ASTRO Shares through Excorp, it does not have any economic or beneficial interest over such shares, as such interest is held subject to the terms of the discretionary trust.
		b) TAK was a director of AAAN Bermuda within the 12 months preceding the date on which the terms of the Transaction were agreed upon. TAK is also a major shareholder of ASTRO with a deemed equity interest over 819,082,908 ASTRO Shares representing 42.69% of the issued and paid-up

	Major shareholders	Nature of relationship and details of the interests
		share capital of ASTRO by virtue of the following: (i) PanOcean's deemed interest in the ASTRO Shares as described in Section 1(a) on Major Shareholders above. Although TAK is deemed to have an interest in the ASTRO Shares, he does not have any economic or beneficial interest therein since such interest is held subject to the terms of the discretionary trust. (ii) The interests of East Asia Broadcast Network Systems Limited, Pacific Broadcast Systems N.V., Home View Limited N.V. and Southpac Investments Limited N.V which collectively hold 324,032,818 ASTRO Shares representing 16.89% of the issued and paid-up share capital of ASTRO by virtue of his 100% control of the shares of their respective ultimate holding companies viz Tucson N.V., Orient Systems Limited N.V., Home View Holdings N.V. and Southpac Holdings N.V. respectively; and (iii) The interests of Ujud Cergas Sdn Bhd, Metro Ujud Sdn Bhd, Mujur Sanjung Sdn Bhd, Prisma Gergasi Sdn Bhd and Ujud Murni Sdn Bhd which collectively hold 15,430,117 ASTRO Shares representing 0.80% of the issued and paid-up share capital of ASTRO by virtue of his 100% control of the shares of their respective ultimate holding companies viz All Asia Radio Broadcast N.V., Global Radio Systems N.V., Maestra International Broadcast N.V., Maestra Global Radio N.V. and Global Broadcast Systems N.V. respectively **<u>Maxis</u>** a) UTSB, PSIL, Excorp and PanOcean are major shareholders of Maxis with each having a deemed equity interest over 552,346,060 Maxis Shares representing 22.46% of the issued and paid-up share capital of Maxis. b) TAK is a major shareholder of Maxis with a deemed equity interest over 779,456,803 Maxis Shares representing 31.69% of the issued and paid-up share capital of Maxis.

	Major shareholders	Nature of relationship and details of the interests
2.	Tun Haji Mohammed Hanif bin Omar ("THO") Dato' Haji Badri bin Haji Masri ("DB") Hj. Affendi bin Tun Hj. Mohd Fuad Stephens ("AF") and Mohamad Shahrin bin Merican ("MS")	**<u>ASTRO</u>** a) THO, DB, AF and MS are major shareholders of ASTRO with each having a deemed equity interest over 177,446,535 ASTRO Shares representing 9.25% of the issued and paid-up share capital of ASTRO in which HTSB has an interest by virtue of their respective interests over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the ASTRO Shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in their immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the ASTRO Shares under discretionary trusts for Bumiputera objects and as such none of THO, DB, AF, MS and HTSB have any economic interest over these shares. Further, as THO, DB, AF, MS and HTSB do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in ASTRO they are not deemed to have an interest in the shares of AAAN Bermuda, MBNS or MMT. b) DB – Please refer to the section 1(a) on "Directors". c) AF also has a direct equity interest over 220,000 ASTRO Shares representing 0.01% of the issued and paid-up share capital of ASTRO held through a nominee. AF is a director of MBNS and several subsidiaries of MBNS. d) MS has a direct equity interest over 166,600 ASTRO Shares representing 0.01% of the issued and paid-up share capital of ASTRO. MS was a director of certain subsidiaries of MBNS within the 12 months preceding the date on which the terms of the Transaction were agreed upon. e) THO, DB, AF and MS do not have any equity interest in AAAN Bermuda, MBNS or MMT.

	Major shareholders	Nature of relationship and details of the interests
		<u>Maxis</u> a) THO, DB, AF and MS are major shareholders of Maxis having a deemed equity interest over 329,775,665 Maxis Shares representing 13.41% of the issued and paid-up share capital of Maxis in which HNSB has an interest by virtue of their respective interests over 250,000 shares of HNSB representing 25% of the issued and paid-up share capital of HNSB. HNSB is deemed to have an interest in all of the Maxis Shares in which MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB ("HNSB Subsidiaries") have an interest, by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the HNSB Subsidiaries. The HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, THO, DB, AF, MS and HNSB do not have any economic interest in those Maxis Shares held by the HNSB Subsidiaries. b) AF holds 38,000 options over unissued ordinary shares in Maxis pursuant to the Maxis Employee Share Option Scheme. c) MS also has a direct equity interest over 130,000 Maxis Shares representing 0.005% of the issued and paid-up share capital of Maxis. d) THO was a director of Maxis within the 12 months preceding the date on which the terms of the Transaction were agreed upon. THO is deemed to have an interest over the remaining 2,000,000 Maxis Shares representing 0.08% of the issued and paid-up share capital of Maxis held through Dian Tiara Sdn Bhd ("DTSB") by virtue of his direct equity interest of 99% in DTSB. THO also has a direct equity interest over 500,000 Maxis Shares representing 0.0203% of the issued and paid-up share capital of Maxis held through a nominee. e) THO, DB, AF and MS do not have any equity interest in AWT.

9.3 The details of the interests of the persons connected to Directors of ASTRO and the nature of their relationships to the transacting parties in respect of the Transaction are set out below:-

	Person connected to Director	Nature of relationship and details of the interests
1.	MS	**ASTRO** a) MS is a person connected to Dato' Khadar, a Director of ASTRO. b) MS is also a major shareholder of ASTRO with a deemed equity interest over 177,446,535 ASTRO Shares representing 9.25% of the issued and paid-up share capital of ASTRO in which HTSB has an interest by virtue of his interest over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the ASTRO Shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in their immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the ASTRO Shares under discretionary trusts for Bumiputera objects and as such none of MS and HTSB have any economic interest over these shares. Further, as MS and HTSB do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in ASTRO they are not deemed to have an interest in the shares of AAAN Bermuda, MBNS or MMT. c) MS has a direct equity interest over 166,600 ASTRO Shares representing 0.01% of the issued and paid-up share capital of ASTRO. MS was a director of certain subsidiaries of MBNS within the 12 months preceding the date on which the terms of the Transaction were agreed upon. MS does not have any equity interest in AAAN Bermuda, MBNS or MMT.
		Maxis a) MS is a major shareholder of Maxis having a deemed equity interest over 329,775,665 Maxis Shares representing 13.41% of the issued and paid-up share capital of Maxis in which HNSB has an

	Person connected to Director	Nature of relationship and details of the interests
		interest by virtue of his interest over 250,000 shares of HNSB representing 25% of the issued and paid-up share capital of HNSB. HNSB is deemed to have an interest in all of the Maxis Shares in which MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB ("HNSB Subsidiaries") have an interest, by virtue of HNSB being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the HNSB Subsidiaries. The HNSB Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, MS and HNSB do not have any economic interest in those Maxis Shares held by the HNSB Subsidiaries. b) MS also has a direct equity interest over 130,000 Maxis Shares representing 0.005% of the issued and paid-up share capital of Maxis. c) MS does not have any equity interest in AWT.

9.4 The details of the interests of the persons connected to major shareholders of ASTRO and the nature of their relationships to the transacting parties in respect of the Transaction are set out below:-

	Person connected to major shareholder	Nature of relationship and details of the interests
1.	Dato' Khadar	<u>**ASTRO**</u> a) Dato' Khadar is a person connected to MS, a major shareholder of ASTRO. b) Dato' Khadar is a Director of ASTRO. c) Dato' Khadar has a direct equity interest over 250,000 ASTRO Shares representing 0.01% of the issued and paid-up share capital of ASTRO. Dato' Khadar does not have any equity interest in AAAN Bermuda, MBNS or MMT. <u>**Maxis**</u> a) Dato' Khadar has a direct equity interest over 15,000 Maxis Shares representing 0.0006% of the issued and paid-up share capital of Maxis. b) Dato' Khadar does not have any equity interest in AWT.

Save as disclosed above, none of the other Directors of ASTRO nor its major shareholders and/or persons connected with them has any interest, direct or indirect, in the Transaction.

10. STATEMENT BY THE BOARD OF DIRECTORS

The Directors of ASTRO (with the exception of Dato' Haji Badri bin Haji Masri, En. Augustus Ralph Marshall, En. Tan Poh Ching and Dato' Mohamed Khadar bin Merican who have abstained from all the Board deliberations and voting on the Transaction) having taken into consideration all aspects of the Transaction are of the opinion that the exercise of the Option is in the best interests of the ASTRO Group.

11. THE SECURITIES COMMISSION'S POLICIES AND GUIDELINES ON ISSUE/OFFER OF SECURITIES

As far as ASTRO is aware, the Transaction has not departed from the Securities Commission's Policies and Guidelines on Issue/Offer of Securities.

12. DOCUMENTS AVAILABLE FOR INSPECTION

The letters relating to the Transaction are available for inspection at the registered office of ASTRO at 3rd Floor, Administration Building, All Asia Broadcast Centre, Technology Park Malaysia, Lebuhraya Puchong-Sungai Besi, Bukit Jalil, 57000 Kuala Lumpur during normal business hours (except public holidays) for a period of three months from the date of this announcement.

This announcement is dated 28 May 2004.

General Announcement
Reference No **AA-040618-37687**

Company Name	:	ASTRO ALL ASIA NETWORKS PLC
Stock Name	:	ASTRO
Date Announced	:	18/06/2004

Type : **Announcement**
Subject : **First Annual General Meeting**

Contents :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "the Company") is pleased to announce that the First Annual General Meeting of the Company will be held on Tuesday, 13 July 2004, details of which are set out as follows:-

Venue : Grand Ballroom, Level 1
Mandarin Oriental, Kuala Lumpur
Kuala Lumpur City Centre
50088 Kuala Lumpur
Time : 10.00 a.m.

The Notice of the Annual General Meeting is attached herewith.

Notice.pdf

This announcement is dated 18 June 2004.

ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales – Company No. 4841085)
(Registered as a foreign company in Malaysia – Company No. 994178-M)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the **First Annual General Meeting of ASTRO ALL ASIA NETWORKS plc** will be held at **10.00 a.m.** on **Tuesday, 13 July 2004** at the **Grand Ballroom, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia** for the following purposes:

AGENDA

As Ordinary Business

1. To receive and adopt the Annual Report and the Audited Financial Statements of the Company and of the Group for the financial year ended 31 January 2004 and the Reports of the Directors and Auditors thereon. ***RESOLUTION 1***
2. To re-elect the following Directors who retire in accordance with Article 78 of the Company's Articles of Association:-
   - (i) Dato' Haji Badri Bin Haji Masri ***RESOLUTION 2***
   - (ii) Augustus Ralph Marshall ***RESOLUTION 3***
   - (iii) Tan Poh Ching ***RESOLUTION 4***
   - (iv) Dato' Mohamed Khadar Bin Merican ***RESOLUTION 5***
   - (v) Kuok Khoon Ho ***RESOLUTION 6***
   - (vi) Bernard Anthony Cragg ***RESOLUTION 7***
3. To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company and to authorise the Directors to fix their remuneration. ***RESOLUTION 8***

As Special Business

4. **Authority to offer and grant options and to allot and issue shares pursuant to the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme**

   "THAT pursuant to Article 4 of the Company's Articles of Association, the Directors be and are hereby authorised to offer and grant options and to allot and issue shares in the Company at any time and from time to time and upon such terms and conditions and for such purposes as the Directors may, in their discretion, deem fit pursuant to the Bye-Laws of the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme ("ESOS/MSIS") during the period commencing from the date on which this resolution is passed to the expiry of the ESOS/MSIS provided that the aggregate number of shares to be allotted and issued pursuant to this resolution does not exceed ten per cent (10%) of the issued and paid up capital of the Company at any one time and subject to the approvals of the relevant governmental and/or regulatory authorities." ***RESOLUTION 9***

5. **Authority to offer and grant options and allot and issue shares to Augustus Ralph Marshall, Executive Director and Group Chief Executive Officer of the Company**

   "THAT pursuant to Article 4 of the Company's Articles of Association and to the authority of the Directors of the Company under the Bye-Laws governing the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme ("ESOS/MSIS") and the terms of the Contract of Service between the Company and Augustus Ralph Marshall ("Contract of Service"), the Directors be and are hereby authorised at any time, and from time to time during the period commencing from the date on which this resolution is passed and expiring on the same date as the expiration date of the Contract of Service, to offer and grant to Augustus Ralph Marshall, Executive Director and Group Chief Executive Officer of the Company, option or options under the ESOS/MSIS to subscribe for up to a maximum of ten per cent (10%) of the shares which may be made available under the ESOS/MSIS of the Company ("the Approval") and to allot and issue shares upon the exercise of such option or options granted pursuant to the Approval provided that not more than fifty per cent (50%) of the shares available under the ESOS/MSIS shall be allocated, in aggregate, to all eligible Directors and other eligible employees holding positions in the senior management of the Company and its subsidiaries at the time when the offer is made, subject always to such terms and conditions of the Bye-Laws and the Contract of Service and/or any adjustments which may be made in accordance with the provisions of the Bye-Laws governing the ESOS/MSIS of the Company." ***RESOLUTION 10***

6. **Authority to allot and issue shares pursuant to section 80 of the United Kingdom Companies Act, 1985**

   "THAT pursuant to Section 80 of the United Kingdom Companies Act, 1985 and subject to the approvals of the relevant governmental and/or regulatory authorities, the Directors be and are hereby authorised to allot and issue shares in the Company, apart from shares allotted and issued under the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme, at any time and from time to time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be allotted and issued does not exceed ten per cent (10%) of the issued and paid up share capital of the Company at the time of such allotment and issuance of shares and that such authority shall continue in force for a period of five (5) years from the date on which this resolution is passed." ***RESOLUTION 11***

7. To transact any other business of which due notice shall have been given in accordance with the United Kingdom Companies Act, 1985.

BY ORDER OF THE BOARD

Rohana Rozhan
Company Secretary

18 June 2004
Kuala Lumpur

NOTES:

1. **Proxy**
   - (a) A member of the Company entitled to attend and vote may appoint one or more proxies of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint at least one proxy in respect of each Securities Account which it holds.
   - (b) A proxy need not be a member of the Company.
   - (c) The Form of Proxy must be deposited with the Company's share registrar, Signet Share Registration Services Sdn Bhd at Level 26, Menara Multi-Purpose, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequently to the date of the meeting or adjourned meeting not less than twenty-four (24) hours before the time appointed for the taking of the poll. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.
   - (d) An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person authorised to sign it.
2. **Retirement and Re-election of Directors**
   In accordance with Article 78 of the Company's Articles of Association, all the existing Directors of the Company who were appointed by the Board during the year will retire and being eligible, offer themselves for re-appointment.
3. **Re-appointment of Auditors**
   At every general meeting at which Financial Statements are presented to the Company's shareholders, the Company is required to appoint independent auditors to serve until the next general meeting. PricewaterhouseCoopers LLP has indicated that it is willing to continue as the Company's auditors for another year.

EXPLANATORY NOTES ON SPECIAL BUSINESS:

Resolution 9 – Authority to offer and grant options and to allot and issue shares pursuant to the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme

This Ordinary Resolution 9, if passed, authorises the Directors to offer and grant options and to allot and issue shares in the Company upon the exercise of options granted under the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme ("ESOS/MSIS") of up to an aggregate amount not exceeding ten per cent (10%) of the issued and paid up share capital of the Company at any one time over the remaining tenure of the ESOS/MSIS. The ESOS/MSIS for a period of ten (10) years took effect on 22 October 2003 upon receipt of approval from the relevant authorities and pursuant to a shareholders' resolution passed on 22 August 2003.

Resolution 10 – Authority to offer and grant options and allot and issue shares to Augustus Ralph Marshall, Executive Director and Group Chief Executive Officer of the Company

This Ordinary Resolution 10, if passed, is to give the Directors of the Company flexibility under the Bye-Laws governing the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme ("ESOS/MSIS") and under the terms of his Contract of Service which commenced in September 2003 for a period of three (3) years to offer and grant options to Augustus Ralph Marshall, Executive Director and Group Chief Executive Officer of the Company, to subscribe for up to a maximum of ten per cent (10%) of the shares which may be made available under the ESOS/MSIS and to allot and issue shares upon the exercise of such option or options without having to convene a general meeting subject to the limitation that not more than fifty per cent (50%) of the shares available under the ESOS/MSIS shall be allocated, in aggregate, to all eligible Directors and other eligible employees holding positions in the senior management of the Company and its subsidiaries. This authority will expire on the expiration date of the Contract of Service. Augustus Ralph Marshall is interested in the proposed Resolution and has abstained from all deliberations and voting at the Board meetings on the proposed Resolution, and will abstain from any future deliberations and voting at the Board meetings to offer and grant of options to him. He has also undertaken to abstain from voting in respect of his direct shareholdings in the Company at the AGM. In addition, he has undertaken to ensure that persons connected to him will abstain from voting on the proposed Resolution at the AGM.

Resolution 11 – Authority to allot and issue shares pursuant to section 80 of the United Kingdom Companies Act, 1985

This Ordinary Resolution 11, if passed, is to give the Directors of the Company flexibility to allot and issue shares from time to time for such purposes as the Directors in their absolute discretion consider to be in the interest of the Company, apart from shares allotted and issued under the Company's 2003 Employee Share Option Scheme and 2003 Management Share Incentive Scheme, without having to convene separate general meetings subject to the limitation that the shares to be allotted and issued do not exceed ten per cent (10%) of the issued share capital of the Company at the time of such allotment and issuance of shares. This authority will continue in force for a period of five (5) years from the date on which this resolution is passed.

ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Diperbadankan di England dan Wales – No. Syarikat 4841085)
(Didaftarkan sebagai syarikat asing di Malaysia – No. Syarikat 994178-M)

NOTIS MESYUARAT AGUNG TAHUNAN

DENGAN INI DIBERITAHU bahawa **Mesyuarat Agung Tahunan Pertama ASTRO ALL ASIA NETWORKS plc** akan diadakan di **Grand Ballroom, Aras 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia** pada hari **Selasa,13 Julai 2004 jam 10.00 pagi** bagi tujuan-tujuan berikut:

AGENDA

Sebagai Urusan Biasa

1. Untuk menerima dan meluluskan Laporan Tahunan dan Penyata Kewangan Syarikat dan Kumpulan yang Diaudit bagi tahun kewangan berakhir 31 Januari 2004 dan Laporan Pengarah dan Juruaudit mengenainya. ***RESOLUSI 1***
2. Untuk memilih semula Pengarah-pengarah berikut yang bersara selaras dengan Artikel 78 Tataurusan Pertubuhan Syarikat:-
   (i) Dato' Haji Badri Bin Haji Masri ***RESOLUSI 2***
   (ii) Augustus Ralph Marshall ***RESOLUSI 3***
   (iii) Tan Poh Ching ***RESOLUSI 4***
   (iv) Dato' Mohamed Khadar bin Merican ***RESOLUSI 5***
   (v) Kuok Khoon Ho ***RESOLUSI 6***
   (vi) Bernard Anthony Cragg ***RESOLUSI 7***
3. Untuk melantik semula PricewaterhouseCoopers LLP sebagai Juruaudit Syarikat dan memberi kuasa kepada Para Pengarah untuk menetapkan bayaran mereka. ***RESOLUSI 8***

Sebagai Urusan Khas

4. **Kuasa untuk menawar dan memberi opsyen dan mengumpukkan serta menerbitkan saham menurut Skim Opsyen Saham Kakitangan Syarikat 2003 dan Skim Insentif Saham Pengurusan 2003**
   "BAHAWA menurut Artikel 4 Tataurusan Pertubuhan Syarikat, para Pengarah adalah dan dengan ini diberi kuasa untuk menawar dan memberi opsyen mengumpukkan serta menerbitkan saham dalam Syarikat pada bila-bila masa dan dari semasa ke semasa dan menurut terma dan syarat tertentu bagi tujuan-tujuan tertentu yang difikirkan sesuai oleh Lembaga Pengarah menurut Undang-undang Kecil Skim Opsyen Saham Kakitangan Syarikat 2003 dan Skim Insentif Saham Pengurusan 2003 ("ESOS/MSIS") pada tempoh berkuatkuasa dari tarikh resolusi ini diluluskan hingga ke tarikh tamat ESOS/MSIS dengan syarat agregat saham yang akan diperumpuk dan diterbitkan tidak melebihi sepuluh peratus (10%) daripada modal saham terbitan dan berbayar Syarikat pada sepanjang tempoh tersebut dan tertakluk kepada kelulusan pihak kerajaan dan/atau penguatkuasa kawalselia berkaitan." ***RESOLUSI 9***
5. **Kuasa untuk menawar dan memberi opsyen dan mengumpukkan serta menerbitkan saham kepada Augustus Ralph Marshall, Pengarah Eksekutif dan Ketua Pegawai Eksekutif Kumpulan Syarikat**
   "BAHAWA menurut Artikel 4 Tataurusan Pertubuhan Syarikat dan kuasa Pengarah Syarikat di bawah Undang-undang Kecil yang mentadbir Skim Opsyen Saham Kakitangan Syarikat 2003 dan Skim Insentif Saham Pengurusan 2003 ("ESOS/MSIS") dan terma Kontrak Perkhidmatan antara Syarikat dan Augustus Ralph Marshall ("Kontrak Perkhidmatan"), para Pengarah adalah dan dengan ini diberi kuasa pada bila-bila masa dan dari semasa ke semasa pada tempoh berkuatkuasa dari tarikh resolusi ini diluluskan hingga ke tarikh tamat yang bersamaan dengan tarikh tamat Kontrak Perkhidmatan, untuk menawar dan memberi kepada Augustus Ralph Marshall, Pengarah Eksekutif dan Ketua Pegawai Eksekutif Kumpulan Syarikat, opsyen atau opsyen-opsyen di bawah ESOS/MSIS untuk melanggan sehingga maksimum sepuluh peratus (10%) daripada saham yang akan disediakan di bawah ESOS/MSIS Syarikat ("Kelulusan") dan untuk mengumpukkan dan menerbitkan saham setelah pelaksanaan opsyen atau opsyen-opsyen tersebut yang diberi menurut Kelulusan dengan syarat tidak melebihi lima puluh peratus (50%) daripada saham tersedia di bawah ESOS/MSIS hendaklah diperuntukkan mengikut agregat kepada semua Pengarah yang layak dan kakitangan lain yang layak yang memegang jawatan pengurusan kanan Syarikat dan anak-anak syarikatnya pada masa tawaran dibuat, lazimnya tertakluk kepada terma dan syarat tertentu Undang-undang Kecil dan Kontrak Perkhidmatan dan/atau sebarang pelarasan yang mungkin dibuat selaras dengan peruntukan Undang-undang kecil yang mentadbir ESOS/MSIS Syarikat." ***RESOLUSI 10***
6. **Kuasa untuk mengumpukkan dan menerbitkan saham menurut seksyen 80, United Kingdom Companies Act, 1985**
   "BAHAWA menurut Seksyen 80, United Kingdom Companies Act, 1985 dan tertakluk kepada kelulusan pihak kerajaan dan/atau pihak penguatkuasa kawalselia berkaitan, para pengarah adalah dan dengan ini diberi kuasa untuk mengumpukkan dan menerbitkan saham Syarikat, selain daripada saham yang diperumpuk dan diterbitkan di bawah Skim Opsyen Saham Kakitangan Syarikat 2003 dan Skim Insentif Saham Pengurusan 2003, pada bila-bila masa dan dari semasa ke semasa dan menurut terma dan syarat tertentu bagi tujuan-tujuan tertentu yang difikirkan sesuai, menurut pertimbangan mutlak para Pengarah dengan syarat agregat bilangan saham yang akan diperumpuk dan diterbitkan tidak melebihi sepuluh peratus (10%) daripada saham terbitan dan berbayar Syarikat pada masa perumpukan dan terbitan saham tersebut dan kuasa tersebut hendaklah terus dikuatkuasakan bagi tempoh lima (5) tahun dari tarikh resolusi ini diluluskan." ***RESOLUSI 11***
7. Untuk menjalankan sebarang urusan lain yang mana notis mengenainya telahpun diberikan selaras dengan United Kingdom Companies Act, 1985.

DENGAN PERINTAH LEMBAGA

Rohana Rozhan
Setiausaha Syarikat

18 Jun 2004
Kuala Lumpur

NOTA:

1. **Proksi**
   (a) Seorang ahli Syarikat yang layak untuk menghadiri dan mengundi di Mesyuarat ini layak untuk melantik seorang atau lebih proksi untuk menghadiri dan mengundi bagi pihak dirinya dan seorang ahli yang merupakan penama yang diberi kuasa sebagaimana yang ditakrif dalam Akta Industri Sekuriti (Depositori Pusat) Malaysia, 1991, boleh melantik sekurang-kurangnya seorang proksi bagi setiap Akaun Sekuriti yang dipegang.
   (b) Seorang proksi tidak semestinya ahli syarikat.
   (c) Borang Proksi hendaklah didepositkan di pendaftar saham Syarikat di Signet Share Registration Services Sdn Bhd, Aras 26, Menara Multi-Purpose, No.8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, tidak kurang dari empat puluh lapan (48) jam sebelum masa yang ditetapkan untuk mesyuarat tersebut diadakan atau penangguhan mesyuarat atau bagi pungutan suara, tidak kurang dari dua puluh empat (24) jam, sebelum masa ditetapkan untuk menjalankan pungutan suara tersebut. Penyerahan Borang Proksi tidak menghalang seseorang ahli daripada hadir dan mengundi sendiri di mesyuarat sekiranya ahli tersebut ingin berbuat demikian.
   (d) Suratcara pelantikan proksi perlu dilaksanakan secara bertulis di bawah tandatangan pelantik atau peguam beliau yang diberi kuasa secara bertulis atau jika pelantik merupakan sebuah perbadanan, sama ada di bawah meterinya atau ditandatangani oleh seorang pegawai, wakil atau orang yang telah diberi kuasa untuk berbuat demikian.
2. **Persaraan dan Pemilihan Semula Pengarah**
   Selaras dengan Artikel 78 Tataurusan Pertubuhan Syarikat, semua pengarah Syarikat yang sedia ada dan dilantik oleh Lembaga pada tahun ini akan bersara dan oleh kerana layak, menawarkan diri mereka untuk dipilih semula.
3. **Pelantikan Semula Juruaudit**
   Pada setiap mesyuarat agung di mana Penyata Kewangan dibentangkan kepada pemegang saham, Syarikat perlu melantik juruaudit bebas untuk berkhidmat sehingga mesyuarat yang akan datang. PricewaterhouseCoopers LLP telah menyatakan persetujuannya untuk terus berkhidmat sebagai Juruaudit Syarikat bagi tempoh satu tahun lagi.

NOTA PENJELASAN KEPADA URUSAN KHAS:

Resolusi 9 - Kuasa untuk menawar dan memberi opsyen dan mengumpukkan serta menerbitkan saham menurut Skim Opsyen Saham Kakitangan Syarikat 2003 dan Skim Insentif Saham Pengurusan 2003

Resolusi Biasa 9, jika diluluskan, memberi kuasa kepada Pengarah untuk menawar dan memberi opsyen dan mengumpukkan serta menerbitkan saham dalam Syarikat menurut pelaksanaan opsyen yang diberi di bawah Skim Opsyen Saham Kakitangan Syarikat 2003 dan Skim Insentif Saham Pengurusan 2003 ("ESOS/MSIS") sehingga mencapai jumlah agregat yang tidak melebihi sepuluh peratus (10%) daripada modal saham terbitan dan berbayar Syarikat pada bila-bila masa sepanjang baki tempoh ESOS/MSIS. ESOS/MSIS berkuatkuasa selama sepuluh (10) tahun bermula pada 22 Oktober 2003 setelah menerima kelulusan pihak penguatkuasa berkaitan dan menurut resolusi yang diluluskan oleh pemegang saham pada 22 Ogos 2003.

Resolusi 10 - Kuasa untuk menawar dan memberi opsyen dan mengumpukkan serta menerbitkan saham kepada Augustus Ralph Marshall, Pengarah Eksekutif dan Ketua Pegawai Eksekutif Kumpulan Syarikat

Resolusi Biasa 10, jika diluluskan, akan memberi kelonggaran kepada Pengarah di bawah Undang-Undang Kecil yang mentadbir Skim Opsyen Saham Kakitangan Syarikat 2003 dan Skim Insentif Saham Pengurusan 2003 ("ESOS/MSIS") dan terma Kontrak Perkhidmatan beliau yang bermula pada September 2003 bagi tempoh tiga (3) tahun untuk menawar dan memberi opsyen kepada Augustus Ralph Marshall, Pengarah Eksekutif dan Ketua Pegawai Eksekutif Kumpulan bagi Syarikat, untuk melanggan sehingga maksimum sepuluh peratus (10%) daripada saham yang akan disediakan di bawah ESOS/MSIS Syarikat ("Kelulusan") dan untuk mengumpukkan dan menerbitkan saham setelah pelaksanaan opsyen atau opsyen-opsyen tersebut yang diberi menurut Kelulusan dengan syarat tidak melebihi lima puluh peratus (50%) daripada saham yang tersedia di bawah ESOS/MSIS hendaklah diperuntukkan mengikut agregat kepada semua Pengarah yang layak dan kakitangan lain yang layak yang memegang jawatan pengurusan kanan Syarikat dan anak-anak syarikatnya. Kuasa ini akan tamat pada tarikh tamat Kontrak Perkhidmatan tersebut. Augustus Ralph Marshall mempunyai kepentingan dalam Resolusi cadangan ini dan telah menarik diri daripada proses membuat segala keputusan dan undian di mesyuarat Lembaga mengenai Resolusi yang dicadangkan ini, dan akan menarik diri daripada membuat sebarang keputusan dan undian di mesyuarat Lembaga pada masa hadapan untuk menawar dan memberi opsyen kepada beliau. Di samping itu, beliau berusaha memastikan pihak yang berkaitan dengan beliau akan menarik diri daripada mengundi resolusi yang dicadangkan ini di Mesyuarat Agung Tahunan.

Resolusi 11 - Kuasa untuk mengumpukkan dan menerbitkan saham menurut Seksyen 80, United Kingdom Companies Act, 1985

Resolusi Biasa 11, jika diluluskan akan memberi kelonggaran kepada Pengarah untuk mengumpukkan dan menerbitkan saham Syarikat dari semasa ke semasa bagi tujuan-tujuan tertentu yang difikirkan sesuai, menurut pertimbangan mutlak para Pengarah yang dianggap sebagai kepentingan Syarikat, selain daripada saham yang diperumpuk dan diterbitkan di bawah Skim Opsyen Saham Kakitangan Syarikat 2003 dan Skim Insentif Saham Pengurusan 2003 tanpa perlu mengadakan mesyuarat agung berasingan dengan syarat agregat bilangan saham yang akan diperumpuk dan diterbitkan tidak melebihi sepuluh peratus (10%) daripada saham terbitan dan berbayar Syarikat pada masa perumpukan dan terbitan saham tersebut. Kuasa ini hendaklah terus dikuatkuasakan bagi tempoh lima (5) tahun dari tarikh resolusi ini diluluskan.

General Announcement
Reference No **MM-040624-60231**

Submitting Merchant Bank	:	COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Company Name	:	ASTRO ALL ASIA NETWORKS PLC
Stock Name	:	ASTRO
Date Announced	:	24/06/2004

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("AAAN" OR THE "COMPANY")**

Contents :

PROPOSED SHAREHOLDERS' MANDATE PURSUANT TO PARAGRAPH 10.09 OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD IN RELATION TO RECURRENT RELATED PARTY TRANSACTIONS ("RRPTs") OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

On behalf of the Board of Directors of AAAN ("Board"), Commerce International Merchant Bankers Berhad is pleased to announce that AAAN proposes to seek a general mandate from its shareholders ("Shareholders' Mandate") for recurrent related party transactions of a revenue or trading nature pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia Securities Berhad ("Listing Requirements") at an extraordinary general meeting ("EGM") of the Company to be convened.

2. DETAILS OF THE PROPOSED SHAREHOLDERS' MANDATE

The principal activities of AAAN and its subsidiaries ("Astro" or "Group") are providing direct-to-home (DTH) satellite multi-channel subscription television services and radio broadcasting services, producing and distributing film and television programming, talent management and magazine publishing operations.

Astro in the ordinary course of business, enters into recurrent transactions of a revenue or trading nature which are necessary for the day-to-day operations with certain related parties of AAAN and/or its subsidiaries ("Recurrent Transactions"). Such Recurrent Transactions will be carried out on an arm's length basis and on normal commercial terms which are not more favourable to the related parties than those generally available to the public and which will not be detrimental to the minority shareholders of the Company.

The Board proposes to obtain the Shareholders' Mandate for the Recurrent Transactions entered into by Astro with certain related parties in order to comply with Paragraph 10.09 of the Listing Requirements. The Shareholders' Mandate will expire at the Annual General Meeting ("AGM") of the Company in 2005 and shall apply in respect of the Recurrent Transactions to be entered into by Astro from the date of the forthcoming AGM in 2004 until the following AGM of the Company in 2005. Thereafter, approval from the shareholders of AAAN for a renewal of the Shareholders' Mandate will be sought at each subsequent AGM/EGM of the Company.

Disclosure will be made in a circular to shareholders of the Company of the value of transactions to be conducted based on the nature of Recurrent Transactions made, names of the related parties involved in each type of Recurrent Transaction (s) made and their relationships with the Company pursuant to the Shareholders'

Mandate during the financial year and in the annual reports for the subsequent financial years during which the Shareholders' Mandate is in force.

3. RATIONALE FOR THE PROPOSED SHAREHOLDERS' MANDATE

The proposed Shareholders' Mandate will enable Astro to carry out Recurrent Transactions necessary for the Group's day-to-day operations and will eliminate the need to announce and to convene separate general meetings on each occasion to seek prior approval of shareholders for the Recurrent Transactions. This will substantially reduce expenses associated with the convening of general meetings on an ad hoc basis, improve administrative efficiency and allow human resources and time to be channelled towards attaining other corporate objectives and business opportunities.

4. EFFECTS OF THE PROPOSED SHAREHOLDERS' MANDATE

The proposed Shareholders' Mandate will not have any effect on the issued and paid-up share capital and substantial shareholders' shareholdings of AAAN, and is not expected to have any material effect on the net tangible assets and earnings of AAAN.

5. CONDITIONS OF THE PROPOSED SHAREHOLDERS' MANDATE

The proposed Shareholders' Mandate is subject to and conditional upon approval being obtained from the shareholders of the Company at an EGM to be convened.

A circular containing further details of the proposed Shareholders' Mandate together with the Notice of EGM will be sent to the shareholders of AAAN in due course.

This announcement is dated 24 June 2004.

General Announcement
Reference No **AA-040625-65903**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**25/06/2004**

Type	:	**Announcement**
Subject	:	**EXTRAORDINARY GENERAL MEETING**

Contents :

ASTRO ALL ASIA NETWORKS plc ("ASTRO" or "the Company") is pleased to announce that the Extraordinary General Meeting of the Company will be held on Tuesday, 13 July 2004, details of which are set out as follows:-

Venue : Grand Ballroom, Level 1
Mandarin Oriental, Kuala Lumpur
Kuala Lumpur City Centre
50088 Kuala Lumpur
Time: 11:30 a.m. or immediately upon the conclusion or adjournment of the First Annual General Meeting of the Company, whichever is later.

The notice of the Extraordinary General Meeting is attached herewith.

notice.pdf

This announcement is dated 25 June 2004

Change of Registrar
Reference No **AA-040708-55540**

Company Name	:	ASTRO ALL ASIA NETWORKS PLC
Stock Name	:	ASTRO
Date Announced	:	08/07/2004

Old registrar :	**Signet Share Registration Services Sdn Bhd**
New registrar :	**Symphony Share Registrars Sdn Bhd**
Address :	**Level 26, Menara Multi- Purpose, Capital Square, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur**
Telephone No:	**03-27212222**
Facsimile No :	**03-27212530/2531**
Effective date :	**01/07/2004**
Remarks :	**The change is due to the merger of Signet Share Registration Services Sdn Bhd with Symphony Share Registrars Sdn Bhd (formerly known as Malaysian Share Registration Services Sdn Bhd), of which notification was received by Astro on 6 July 2004.**

General Announcement
Reference No **AA-040713-59306**

Company Name	:	**ASTRO ALL ASIA NETWORKS PLC**
Stock Name	:	**ASTRO**
Date Announced	:	**13/07/2004**

Type	:	**Announcement**
Subject	:	**ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Results of the First Annual General Meeting and Extraordinary General Meeting**

Contents :

The Board of Directors ("Board") of ASTRO is pleased to announce that all the resolutions set out in the Notice of the First Annual General Meeting dated 18 June 2004 were duly passed at the said Annual General Meeting which was convened earlier today.

In addition, the Board is pleased to announce that all the resolutions set out in the Notice of Extraordinary General Meeting dated 25 June 2004 were duly passed at the said Extraordinary General Meeting which was also convened today.

This announcement is dated 13 July 2004.

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 15/07/2004 17:47:15
Reference No AA-040715-51665

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Mr. Borhanuddin Bin Osman, a Principal Officer of the Company, of his dealings in the shares of the Company as set out below:-

Disposal of 20,000 ordinary shares of 10 pence each representing 0.001% of the issued share capital of the Company at RM4.838 per share on 8 July 2004. His shareholding after the disposal is 150,000 ordinary shares of 10 pence each representing 0.0078% of the Company's issued share capital.

This announcement is dated 15 July 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 21/07/2004 19:06:36
Reference No AA-040721-64633

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Acqusition of New Subsidiary

* **Contents :-**

We wish to announce that Celestial Pictures Limited ("Celestial"), a wholly-owned subsidiary of ASTRO, has today acquired the beneficial interests of 200,000 ordinary shares of HK$1.00 each representing the entire issued and paid-up share capital of Celestial Media Limited ("Celestial Media"), a company incorporated in Hong Kong for a cash consideration of HK$2.00.

As a result of the acquisition, Celestial Media became a wholly-owned subsidiary of Celestial and ultimately ASTRO. Celestial Media is intended to facilitate Celestial's businesses in China.

None of the Directors and substantial shareholders of ASTRO have any interest, direct or indirect, in the acquisition of Celestial Media.

This announcement is dated 21 July 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 26/07/2004 17:42:42
Reference No AA-040726-62697

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO")
- Option to subscribe for up to 25% of the enlarged issued and paid-up capital of Advanced Wireless Technologies Sdn Bhd ("AWT"), a wholly owned subsidiary of Maxis Communications Berhad

* **Contents :-**

Further to our announcement dated 28 May 2004 in respect of the above matter, we wish to announce that MBNS Multimedia Technologies Sdn Bhd, a wholly-owned subsidiary of ASTRO and AWT, have on 23 July 2004 agreed to extend the finalization of the shareholders agreement and the consolidated business plan for AWT and UMTS (Malaysia) Sdn Bhd, a wholly-owned subsidiary of AWT and the Completion Date (as defined in the previous announcement) for a further period of 30 days from 24 July 2004 to 23 August 2004.

This announcement is dated 26 July 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 30/07/2004 18:48:02
Reference No AA-040730-64868

* Announcement reference number	:	**AA-040721-64633**
Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
ASTRO ALL ASIA NETWORKS plc - Acquisition of New Subsidiary

* **Contents :-**

The total consideration for the acquisition of the beneficial interests of 200,000 ordinary shares of HK$1.00 each in Celestial Media Limited was HK$200,000 and the shares have yet to be paid-up as at 30 July 2004.

This announcement is dated 30 July 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 13/08/2004 18:49:42
Reference No AA-040813-65383

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has today received a notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Tengku Anuar Mussaddad bin Tengku Mohammad (a principal officer of the Company) of his dealings in the shares of the Company, details of which are set out below:-

Disposal of 50,000 ordinary shares of 10 pence each representing 0.0026% of the issued share capital of the Company at an average price of RM4.58 per share on 30 June 2004. He disposed a further 50,000 ordinary shares of 10 pence each in the Company at an average price of RM4.82 per share on 8 July 2004. He does not hold any shares in the Company after the disposal.

This announcement is dated 13 August 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **ASTRO ALL ASIA NETWORKS PLC** on **17/08/2004 17:49:32**
Reference No **AA-040816-43725**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ASTRO ALL ASIA NETWORKS plc**
* Stock name	:	**ASTRO**
* Stock code	:	**5076**
* Contact person	:	**SHARON LIEW**
* Designation	:	**MANAGER, SECRETARIAL**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("the Company") - Notification pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad on Dealings during Open Period

* **Contents :-**

We wish to announce that the Company has on 16 and 17 August 2004 received notifications pursuant to Paragraph 14.09 of the Listing Requirements of Bursa Malaysia Securities Berhad from Michael Robert Graham (a principal officer of the Company) of his dealings in the shares of the Company during open period, details of which are set out below:-

1. Acquisition of 25,000 ordinary shares of 10 pence each representing 0.001% of the issued share capital of the Company at an average price of RM4.568 per share on 2 July 2004. His shareholding after the acquisition was 45,000 ordinary shares of 10 pence each representing 0.002% of the Company's issued share capital.

2. Acquisition of 15,000 ordinary shares of 10 pence each representing 0.0008% of the issued share capital of the Company at an average price of RM4.568 per share on 5 July 2004. His shareholding after the acquisition was 60,000 ordinary shares of 10 pence each representing 0.003% of the Company's issued share capital.

3. Disposal of 20,000 ordinary shares of 10 pence each representing 0.001% of the issued share capital of the Company at an average price of RM4.44 per share on 6 August 2004. His shareholding after the disposal is 40,000 ordinary shares of 10 pence each representing 0.002% of the Company's issued share capital.

This announcement is dated 17 August 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by ASTRO ALL ASIA NETWORKS PLC on 25/08/2004 19:35:04
Reference No AA-040825-69798

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ASTRO ALL ASIA NETWORKS plc**
*	Stock name	: **ASTRO**
*	Stock code	: **5076**
*	Contact person	: **SHARON LIEW**
*	Designation	: **MANAGER, SECRETARIAL**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ASTRO ALL ASIA NETWORKS plc ("ASTRO") - Option to subscribe for up to 25% of the enlarged issued and paid-up capital of Advanced Wireless Technologies Sdn Bhd ("AWT"), a wholly-owned subsidiary of Maxis Communications Berhad ("Maxis") ("Option")

* **Contents :-**

The Board of Directors of ASTRO wishes to announce that further to its announcements dated 28 May 2004 and 26 July 2004 in respect of the above matter, MBNS Multimedia Technologies Sdn Bhd ("MMT"), a wholly-owned subsidiary of ASTRO has on 19 August 2004 completed the exercise of the Option with the payment of subscription monies totalling of RM833,334.00 to AWT for the issuance and allotment of 833,334 ordinary shares of RM1.00 each representing 25% of the enlarged issued and paid-up share capital of AWT.

Maxis, AWT and MMT have on 23 August 2004 finalised and agreed to the terms of the shareholders' agreement which was executed on 25 August 2004. The shareholders' agreement is to give effect to the parties' intentions and to regulate their relationship as shareholders of AWT and the conduct of business and affairs of AWT and its wholly-owned subsidiary, UMTS (Malaysia) Sdn Bhd ("UMTS").

This announcement is dated 25 August 2004

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN ANY DOUBT AS TO THE COURSE OF ACTION TO BE TAKEN, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

If you have sold or transferred all your ordinary shares in ASTRO ALL ASIA NETWORKS plc ("AAAN" or "Company"), please hand this Circular together with the Form of Proxy to the purchaser, transferee or agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

Notice of Extraordinary General Meeting ("EGM") together with the Form of Proxy is set out in this Circular. A member entitled to attend and vote at the EGM is entitled to appoint a proxy or proxies to attend and vote for him. The Form of Proxy which (if you are unable to attend) should be completed and deposited at the office of the Company's share registrar, Signet Share Registration Services Sdn Bhd at Level 26, Menara Multi-Purpose, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia on or before the date and time indicated below. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

Bursa Malaysia Securities Berhad *(formerly known as Malaysia Securities Exchange Berhad)* takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – Company No.: 994178-M)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO THE

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Prepared by

CIMB

Commerce International Merchant Bankers Berhad
Company Number 18417-M

Last day and time for lodging of Form of Proxy	:	Sunday, 11 July 2004 at 11.30 a.m.
Date and time of EGM	:	Tuesday, 13 July 2004 at 11.30 a.m. or immediately upon the conclusion or adjournment (as the case may be) of the First (1st) Annual General Meeting of AAAN which has been scheduled to be held at the same venue and on the same day at 10.00 a.m., whichever is later.
Venue of EGM	:	Grand Ballroom, Level 1, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia

This Circular is dated 25 June 2004

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

3G	:	Third generation digital wireless telecommunications systems which uses packet switching technology and offers higher speed data transmission rates (up to two megabits per second) than current mobile technologies
AAAN or Company	:	ASTRO ALL ASIA NETWORKS plc (4841085), a company incorporated in England and Wales, and registered as a foreign company in Malaysia (994178-M)
AAAN Bermuda Ltd	:	AAAN (Bermuda) Limited *(formerly known as ASTRO ALL ASIA NETWORKS Limited)* (27692), a company incorporated in Bermuda and registered as a foreign company in Malaysia (994016-A), a subsidiary of AAAN
AAAN Group	:	AAAN and its subsidiaries
Act	:	Malaysian Companies Act, 1965
AEC	:	ASTRO E.Com Ltd (16932/2773), a company incorporated in Mauritius, a subsidiary of AAAN
AF	:	Hj. Affendi bin Tun Hj. Mohd Fuad Stephens
AGM	:	Annual General Meeting
AMP	:	Airtime Management and Programming Sdn Bhd (403472-D), a subsidiary of AAAN
AOL	:	ASTRO Overseas Limited (27901), a company incorporated in Bermuda, a subsidiary of AAAN
ARM	:	Augustus Ralph Marshall
ASTRO Shaw	:	ASTRO Shaw Sdn Bhd (408829-U), a subsidiary of AAAN
Audit Committee	:	The audit committee for AAAN currently comprising Bernard Anthony Cragg, Kuok Khoon Ho and Dato' Mohamed Khadar bin Merican
AWT	:	Advanced Wireless Technologies Sdn Bhd (517551-U)
Board or Board of Directors	:	The Board of Directors of the Company
BSS	:	Binariang Satellite Systems Sdn Bhd (247846-X)
Bursa Malaysia	:	Bursa Malaysia Securities Berhad *(formerly known as Malaysia Securities Exchange Berhad)*
CCB	:	Chan Chee Beng
CEHL	:	Celestial Entertainment Holdings Limited (821881), a company incorporated in Hong Kong, a subsidiary of AAAN
Celestial	:	Celestial Pictures Limited (542517), a company incorporated in Hong Kong, a subsidiary of AAAN

CIMB	:	Commerce International Merchant Bankers Berhad (18417-M)
Dato' Badri	:	Dato' Haji Badri bin Haji Masri
Dato' Khadar	:	Dato' Mohamed Khadar bin Merican
Director(s)	:	The directors for the time being of AAAN and shall have the same meaning as in Section 4 of the Act and for purpose of the Proposed Mandate, includes any person who is or was within the preceding twelve (12) months of the date on which the terms of the transaction were agreed upon, a director of AAAN, (or any other company which is its subsidiary or holding company or a subsidiary of its holding company), in accordance with the definition in Chapter 10 of the Listing Requirements
EGM	:	Extraordinary General Meeting
Excorp	:	Excorp Holdings N.V. (76431), a company incorporated in the Netherlands Antilles, a Major Shareholder
HomeNet	:	Home Net N.V. (75422)
KTB	:	Khoo Teng Bin
Listing Requirements	:	Listing Requirements of Bursa Malaysia
Major Shareholder	:	A person who has an interest or interests in one or more voting shares in the Company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in the Company and includes any person who is or was within the preceding twelve (12) months of the date on which the terms of the transaction were agreed upon, a major shareholder of the Company (or any company which is its subsidiary or holding company or a subsidiary of its holding company), in accordance with the definition in Chapter 10 of the Listing Requirements. For the purpose of this definition, "interests in shares" shall have the meaning given in Section 6A of the Act
Malaysian Mobile	:	Malaysian Mobile Services Sdn Bhd *(formerly known as TIMECel Sdn Bhd)* (73315-V)
Maxis	:	Maxis Communications Berhad (158400-V)
Maxis Broadband	:	Maxis Broadband Sdn Bhd (234053-D)
Maxis Mobile	:	Maxis Mobile Sdn Bhd (229892-M)
MBNS	:	MEASAT Broadcast Network Systems Sdn Bhd (240064-A), a subsidiary of AAAN
MBNS (BVI)	:	MEASAT Broadcast Network Systems (BVI) Limited (184697), a company incorporated in the British Virgin Islands, a subsidiary of AAAN
MEASAT Publications	:	MEASAT Publications Sdn Bhd (379611-V), a subsidiary of AAAN
MIT	:	Multimedia Interactive Technologies Sdn Bhd (488331-D), a subsidiary of AAAN

MMS	:	Maxis Management Services Sdn Bhd (287998-P)
MSM	:	Mohamad Shahrin bin Merican
NTA	:	Net tangible assets
PanOcean	:	PanOcean Management Limited (70421), a company incorporated in Jersey, Channel Islands, a Major Shareholder
PANV	:	Philippine Animation N.V. (78383), a company incorporated in the Netherlands Antilles, a subsidiary of AAAN
Persons Connected	:	This shall have the same meaning as in Chapter 1 paragraph 1.01 of the Listing Requirements
PMP	:	Pan Malaysian Pools Sdn Bhd (171698-P)
Proposed Mandate	:	The proposed shareholders' mandate to be obtained for RRPTs, details of which are set out in section 3 of this Circular and the duration of the mandate is explained in section 2.2 of this Circular
PSIL	:	Pacific States Investment Limited (39120), a company incorporated in Jersey, Channel Islands, a Major Shareholder
RCPS	:	Redeemable convertible preference shares
Related Party(ies)	:	The Directors, Major Shareholders and/or persons connected with such Directors or Major Shareholders who have an interest, direct or indirect, in the RRPTs as set out in Appendices II and III of this Circular
RPT	:	Transaction entered into by AAAN Group which involves the interest, direct or indirect, of a Related Party
RRPTs	:	Recurrent related party transactions of a revenue or trading nature which are necessary for the day-to-day operations and entered into by any of the AAAN Group with the Related Parties, which are the subject of the Proposed Mandate
Share(s)	:	Ordinary share(s) of 10p each in AAAN
SMS	:	Short messaging service, a service whereby mobile telephone users may send and receive text messages
TAK	:	Ananda Krishnan Tatparanandam, a Major Shareholder
Tanjong plc	:	Tanjong Public Limited Company (210874), a company incorporated in England and Wales, registered as a foreign company in Malaysia (990903-V) and listed on the Main Board of Bursa Malaysia and the London Stock Exchange plc
Tayangan Unggul	:	Tayangan Unggul Sdn Bhd (365949-V), a subsidiary of AAAN
TGV	:	Tanjong Golden Village Sdn Bhd (305598-W)
THO	:	Tun Haji Mohammed Hanif bin Omar
TPC	:	Tan Poh Ching

DEFINITIONS *(Cont'd)*

Tucson	:	Tucson N.V. (73037), a company incorporated in the Netherlands Antilles, a Major Shareholder
TVBPH	:	TVB Publishing Holding Limited (693405), a company incorporated in Hong Kong
U.K.	:	The United Kingdom
U.K. Act	:	U.K. Companies Act, 1985
UMTS	:	UMTS (Malaysia) Sdn Bhd (520422-D)
UT Group	:	Usaha Tegas and its subsidiaries
UTES	:	Usaha Tegas Entertainment Systems Sdn Bhd (252755-X), a Major Shareholder
UTSB	:	Usaha Tegas Sdn Bhd (121062-M), a Major Shareholder
UTSBM	:	UTSB Management Sdn Bhd (192357-M)
Valuelabs	:	Valuelabs (981/1999)
Ringgit, RM	:	Ringgit Malaysia
U.S.$	:	U.S. Dollar
£, p	:	Sterling pound, pence

Words denoting the singular shall, where applicable, include the plural and vice versa. Words denoting masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Reference to persons shall include corporations.

Any reference to a time of day shall be a reference to Malaysian time, unless otherwise stated.

CONTENTS

ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – Company No.: 994178-M)

Registered Office in Malaysia:

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil 57000 Kuala Lumpur

Registered Office in U.K.:

10 Upper Bank Street
London, E14 5JJ
U.K.

25 June 2004

Board of Directors:

Dato' Haji Badri bin Haji Masri (Chairman/Non-Executive Director)
Augustus Ralph Marshall (Deputy Chairman/Group Chief Executive Officer)
Tan Poh Ching (Non-Executive Director)
Dato' Mohamed Khadar bin Merican (Independent Non-Executive Director)
Kuok Khoon Ho (Independent Non-Executive Director)
Bernard Anthony Cragg (Independent Non-Executive Director)

To : Shareholders of ASTRO ALL ASIA NETWORKS plc

Dear Sir/Madam

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

On 24 June 2004, CIMB announced on behalf of the Board that the Company proposes to seek its shareholders' mandate for RRPTs of a revenue or trading nature pursuant to Paragraph 10.09 of Chapter 10 of the Listing Requirements and to set out the Board's recommendation thereon.

SHAREHOLDERS OF AAAN ARE ADVISED TO READ THE CONTENTS OF THIS CIRCULAR CAREFULLY BEFORE VOTING ON THE RESOLUTIONS PERTAINING TO THE PROPOSED MANDATE TO BE TABLED AT THE FORTHCOMING EGM. NOTICE OF THE EGM TOGETHER WITH THE FORM OF PROXY IS ENCLOSED IN THIS CIRCULAR.

2. BACKGROUND INFORMATION

2.1 Proposed Mandate and Conditions Attached

2.1.1 Paragraph 10.09 of the Listing Requirements states that with regard to related party transactions involving recurrent transactions of a revenue or trading nature which are necessary for its day-to-day operations, the listed issuer may seek a shareholders' mandate, subject to the following:

(a) the transactions are in the ordinary course of business and are on normal commercial terms and not more favorable to the related party than those generally available to the public and not to the detriment of the minority shareholders;

(b) the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate together with a breakdown of the aggregate value of the transactions during the financial year based on the type of transactions, names of related parties and their relationship;

(c) the listed issuer's circular to shareholders for the shareholders' mandate shall include information set out in Part B of Appendix 10D of the Listing Requirements. The draft circular must be submitted to Bursa Malaysia together with a checklist showing compliance with Part B of Appendix 10D of the Listing Requirements;

(d) in a meeting to obtain shareholders' mandate, the interested director, interested major shareholder or interested person connected with a director or major shareholder and where it involves the interest of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution approving the transactions. An interested director or interested major shareholder must ensure that persons connected with him abstain from voting on the resolution approving the transactions.

2.1.2 Where the listed issuer has procured shareholders' mandate pursuant to paragraph 10.09 of the Listing Requirements, the provisions of paragraph 10.08 of the Listing Requirements shall not apply.

2.2 Duration of the Proposed Mandate

The Proposed Mandate is subject to annual renewal. In this respect, any authority conferred by this mandate shall continue to be in force until:

(a) the conclusion of the next AGM of AAAN following the forthcoming EGM at which the Proposed Mandate is passed, at which time the mandate will lapse, unless by a resolution passed at the meeting, the authority for the Proposed Mandate is renewed;

(b) the expiration of the period, within which the next AGM of AAAN is required to be held pursuant to Section 366(3) of the U.K. Act; or

(c) revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earlier.

Thereafter, shareholders' approval will be sought for the renewal of the Proposed Mandate at each subsequent AGM subject to a satisfactory review by the Audit Committee.

3. DETAILS OF THE PROPOSED MANDATE

3.1 Terms and Nature of RRPTs

The RRPTs, which will be covered by the Proposed Mandate, will be made on normal commercial terms and at arm's length basis which are in the best interest of the Company, and on terms not more favourable to the Related Parties than those generally available to the public and on terms not to the detriment of the minority shareholders.

3.2 The companies within the AAAN Group to which the Proposed Mandate is applicable

The principal activity of AAAN is investment holding while its subsidiaries are involved in the provision of Direct-to-Home Satellite multi-channel subscription television services; radio broadcasting services; the production and distribution of film and television programming; the publication and distribution of magazines; and the provision of interactive and multi-media services.

Due to its diversity and size, the AAAN Group enters into transactions with different classes of Related Parties as set out in section 3.3 below, in the ordinary course of business which is necessary for its day-to-day operations. The details of the subsidiaries involved in the RRPTs covered under the Proposed Mandate are set out in Appendix I.

3.3 The related parties to which the Proposed Mandate is applicable

The Proposed Mandate will apply to the following classes of Related Parties:

(a) Directors or Major Shareholders of the AAAN Group; and

(b) Person connected with those Directors or Major Shareholders.

The details of the Related Parties and the nature of their relationship to which the Proposed Mandate apply are set out in Appendices II and III.

3.4 Categories of RRPT

In the ordinary course of its business, the AAAN Group may enter into RRPTs to purchase, hire or lease (as the case may be), and/or supply goods and services such as research and consultancy services, personnel support, equipment for broadcasting, information technology and multimedia and provision of broadcasting services, which are part of its day-to-day business. Further details of the types of RRPTs are set out below:

(i) Purchase of Goods and Services

Transactions that may be carried out with Related Parties under this category include without limitation:

(a) the receipt from Related Parties of project management, consultancy and construction services, and/or project development and consultancy services undertaken by Related Parties; and

(b) the purchase or receipt of management services and seconded human resources services by companies in the AAAN Group from Related Parties.

(ii) Supply of Goods and Services

Transactions that may be carried out with Related Parties under this category include without limitation:

(a) the supply of consultancy and research and development services to Related Parties; and

(b) the supply of broadcasting services and related services to Related Parties.

(iii) Promotional and Marketing Activities

Transactions that may be entered into with the Related Parties under this category include without limitation:

(a) promotional activities such as sponsorship;

(b) marketing activities involving the rental of cinema hall; and

(c) sale of airtime and online web revenue.

3.5 Nature of the RRPTs

An analysis of the RRPTs to be covered by the Proposed Mandate including the transacting parties, the nature of the RRPTs, the Related Parties and the nature of their relationships and the estimated value of the RRPTs are set out in Appendix II.

3.6 Basis of Estimated Value of RRPT

The estimated transaction values (as set out in Appendix II) are based on prevailing or estimated prices, which are or will be formalised (if deemed necessary) in agreements entered or to be entered into by relevant members of the AAAN Group with the Related Parties based on normal levels of transaction from the date of the forthcoming EGM to the next AGM.

3.7 Review procedures for the RRPT

AAAN has established the following procedures and guidelines and internal controls to ensure that RRPTs will be entered into on normal commercial terms and on terms which will not be more favourable to the Related Parties than those generally available to third parties dealing at arm's length and will not be to the detriment of the Company's minority shareholders.

(i) To support and supplement the internal control systems, AAAN will adopt the following additional review and approval procedures for RRPTs which are within the Proposed Mandate:

(a) Individual recurrent transactions that fall below RM25 million each in value will be reviewed and approved in accordance with the Company's Limits of Authority Manual;

(b) Individual recurrent transactions exceeding RM25 million each in value will be reviewed and considered by the Audit Committee and thereafter, if the Audit Committee shall deem fit, recommend to the Board of Directors for approval; and

(c) A quarterly report on all RRPTs transacted in that quarter will be produced to the Audit Committee for its reference;

(ii) Information on Related Parties and review procedures applicable to all RRPTs which involve the interest, direct or indirect, of such Related Parties have been disseminated to all companies within the AAAN Group and will continue to be disseminated from time to time. The Related Parties have been advised of their responsibilities and obligations under the Listing Requirements and of the AAAN Group's policies, guidelines and procedures for RRPTs;

(iii) On-going awareness sessions with the heads of departments to notify that all RRPTs entered into are subject to Listing Requirements. All heads of departments in the Company are advised to report on all transactions with Related Parties;

(iv) RRPTs will only be undertaken by AAAN and its subsidiaries after AAAN or the relevant subsidiary has ascertained that the transaction prices, rentals, terms and conditions, quality of products/services will be comparable with those prevailing in the market and will meet industry standards. The transaction prices will be based on the prevailing market rates/prices of the service or product and will allow for the usual margin given to or given by any unrelated third parties or will otherwise accord with the normal commercial terms and applicable industry norms. The interests of minority shareholders will also be taken into account when entering into RRPTs to ensure that their rights and interests are upheld;

(v) All RRPTs to be entered into shall be on normal commercial terms and on terms that will be consistent with the Company's usual business practices and policies;

(vi) In the event that a member of the Audit Committee or Board has an interest and/or deemed interest in any particular RRPT he or she shall declare his or her interest in the RRPT and will refrain from any deliberation and also abstain from voting on the matter at the Audit Committee or Board meeting in respect of the RRPTs;

(vii) Proper records shall be maintained by all relevant departments to record all RRPTs entered or to be entered into pursuant to the Proposed Mandate to ensure accurate disclosure thereof. The aggregate value of the RRPTs transacted in accordance with the given mandate shall be disclosed in the annual report of the Company pursuant to Paragraph 10.09(1)(b) of the Listing Requirements. In accordance with the Listing Requirements, in making the disclosure of the aggregate value of RRPTs, a breakdown of the aggregate value of the RRPTs entered into during the financial year will be provided, based on the type of RRPTs entered into and the names of the Related Parties involved in each type of RRPT entered into and their relationship with AAAN;

(viii) All RRPTs entered into pursuant to the Proposed Mandate shall be reviewed under the annual internal audit plan to ensure that all relevant shareholders' approvals have been obtained where necessary, and the review procedures in respect of such RRPTs are complied with;

(ix) The Audit Committee shall review the internal audit reports on a quarterly basis to ascertain that the guidelines and the procedures established to monitor RRPTs are complied with;

(x) Should the Audit Committee during its review form an opinion that the RRPTs are not being conducted in accordance with the established terms and procedures and/or are not being conducted on an arm's length basis and on normal commercial terms, and are detrimental to the interests of the minority shareholders, it will advise the Board to convene a general meeting of shareholders to seek a fresh shareholders' mandate for the RRPTs;

(xi) Periodical review of the relevant RRPTs and the existing procedures shall be carried out by the Audit Committee to ascertain that they have been complied with in accordance to the Proposed Mandate; and

(xii) If the Audit Committee is of the view that the abovementioned procedures are insufficient to ensure that RRPTs are undertaken on an arm's length basis and on normal commercial terms and on terms that are not more favourable to the Related Party than those normally available to the public during their periodic review of the procedures, the Audit Committee has the discretion to request for additional procedures to be imposed on all RRPTs.

3.8 Statement by Audit Committee

The Audit Committee comprises the following Directors:

Name	Designation	Directorship
Bernard Anthony Cragg	Chairman of Committee	Independent Non-Executive Director
Kuok Khoon Ho	Member of Committee	Independent Non-Executive Director
Dato' Mohamed Khadar bin Merican	Member of Committee	Independent Non-Executive Director

The Audit Committee periodically reviews the systems and procedures for compiling information on RRPTs mentioned in Appendix II and, if necessary, may request internal audit to review these systems and procedures. The Audit Committee is of the view that the stipulated procedures are sufficient to ensure that the RRPTs will be entered into on normal commercial terms and on terms which will not be more favourable to the Related Parties than those generally available to third parties and will not be to the detriment of the Company's minority shareholders. All reviews by the Audit Committee will be reported to the Board of Directors of the Company for its further action.

The Audit Committee of AAAN is of the view that AAAN's existing review procedures and guidelines stated in section 3.7 above are sufficient to ensure that such RRPTs will be carried out on normal commercial terms which are not prejudicial to the interests of the shareholders and are on terms not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders.

3.9 Disclosure of RRPTs

If the Proposed Mandate is approved, appropriate disclosure will be made in the annual report of the Company of the aggregate value of RRPTs conducted pursuant to the Proposed Mandate during the financial year with a breakdown of the aggregate value of the RRPTs based on the type of transactions, the names of Related Parties involved and their relationship with the AAAN Group.

Disclosure will be made in the annual report for each of the subsequent financial years during which the Proposed Mandate remains in force.

4. RATIONALE FOR THE PROPOSED MANDATE AND BENEFITS TO THE AAAN GROUP

4.1 Rationale for the Proposed Mandate

The Proposed Mandate will enable the companies within the AAAN Group to enter into the RRPTs (which are comprised in the Proposed Mandate) necessary for its day-to-day operations on a more efficient and timely basis and eliminate the need for AAAN to make frequent announcements to the Bursa Malaysia or convene general meetings to seek AAAN's shareholders' approvals, as and when the aforesaid RRPTs arise. The Proposed Mandate will therefore enable the AAAN Group to save administrative time and expense which could be better utilised towards pursuing AAAN's corporate objectives.

4.2 Benefits to the AAAN Group

The RRPTs comprised in the proposals are of a revenue or trading nature and form part of the AAAN Group's operations in the ordinary course of its business which are likely to occur with some degree of frequency and arise at any time and from time to time and are made on an arm's length basis and on normal commercial terms which are not prejudicial to the interests of the shareholders of AAAN. These transactions may also be constrained by the time-sensitive nature and confidentiality of such transactions, and it may be impractical to seek shareholders' approval on a case to case basis before entering into such RRPTs.

These transactions allow the AAAN Group to be more competitive. The Related Parties have the necessary expertise and resources to provide the products and services described in Appendix II which are needed for the operations of the AAAN Group and vice versa. As such, the RRPTs are beneficial to the AAAN Group in order that its operations be efficiently managed through the utilisation of the Related Parties' resources.

5. EFFECTS OF THE PROPOSED MANDATE

The Proposed Mandate will not have any effect on the issued and paid-up share capital, Major Shareholders' shareholding in AAAN and the dividend rate of AAAN. The Proposed Mandate is in relation to RRPTs which are of a revenue or trading nature which form an integral part of the AAAN Group's day-to-day operations and hence they contribute and are critical to the AAAN Group's financial performance.

6. APPROVALS REQUIRED

The Proposed Mandate is subject to approvals being obtained from the shareholders of the Company for the Proposed Mandate at its forthcoming EGM to be convened.

7. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

The details on the direct and indirect shareholdings of the interested Directors and Major Shareholders and Persons Connected to them are set out in Appendix III.

The interested Directors, as set out in Appendix IV, have abstained and will continue to abstain from deliberating and voting in respect of the Proposed Mandate at the relevant board meetings. In addition, the abovementioned Directors and the Persons Connected to them will abstain from voting on the relevant resolution pertaining to the Proposed Mandate at the forthcoming EGM.

Further, the interested Major Shareholders and the Persons Connected to the interested Major Shareholders, as set out in Appendix IV, will abstain from voting in respect of their direct and indirect shareholdings in the Company on the relevant ordinary resolutions pertaining to the Proposed Mandate at the forthcoming EGM.

The interested Major Shareholders and the interested Directors will undertake to ensure that the Person Connected to them will abstain from voting on the relevant resolution in respect of the Proposed Mandate at the forthcoming EGM.

8. DIRECTORS' RECOMMENDATION

Your Board, except for Dato' Badri, ARM, TPC and Dato' Khadar having considered all aspects of the Proposed Mandate, is of the opinion that the Proposed Mandate is in the best interest of AAAN.

Accordingly, the Directors, except for Dato' Badri, ARM, TPC and Dato' Khadar recommend that you vote in favour of the ordinary resolutions pertaining to the Proposed Mandate contained herein to be tabled at the forthcoming EGM.

9. EGM

The EGM, the notice of which is enclosed in this Circular, will be held at 11.30 a.m. on 13 July 2004 at the Grand Ballroom, Level 1, Mandarin Oriental Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or immediately upon the conclusion or adjournment (as the case may be) of the AGM of AAAN which has been scheduled to be held at the same venue and on the same day at 10.00 a.m., whichever is later, for the purpose of considering and, if thought fit, passing the resolutions as set out in the Notice of the EGM herein to give effect to the Proposed Mandate.

If you are unable to attend the EGM in person, please complete the Form of Proxy enclosed in this Circular and forward it to the Company's share registrar, Signet Share Registration Services Sdn Bhd at Level 26, Menara Multi-Purpose, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia so as to arrive not less than forty-eight (48) hours before the time fixed for holding the EGM or any adjournment thereof. The Form of Proxy should be completed strictly in accordance with the instructions contained therein. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently find that you are able to do so.

10. FURTHER INFORMATION

Shareholders are requested to refer to the attached appendices for additional information.

Yours faithfully
On behalf of the Board of Directors of
ASTRO ALL ASIA NETWORKS plc

Kuok Khoon Ho
Independent Non-Executive Director

DETAILS OF SUBSIDIARIES INVOLVED IN THE PROPOSED MANDATE

Company	Date and country of incorporation	Issued and paid-up share capital	Par value	Effective equity interest held by AAAN (%)	Principal Activities
Subsidiaries of AAAN					
Indirectly held through AAAN Bermuda Ltd					
MBNS	12.05.92; Malaysia	RM255,217,142 (ordinary shares) RM2,850,000 (RCPS)	RM1.00 RM0.01	100.00	Providing direct-to-home satellite broadcasting services
Indirectly held through MBNS					
MIT	12.07.99; Malaysia	RM500,000	RM1.00	100.00	Development and licensing of multimedia and interactive applications
MEASAT Publications	13.03.96; Malaysia	RM50,000	RM1.00	100.00	Magazine publication and distribution
Indirectly held through RAPS					
AMP	25.09.96; Malaysia	RM150,000	RM1.00	100.00	Management of commercial radio broadcasting stations, content and programming provider and provision of multimedia and advertising agency services
Indirectly held through ASTRO Shaw					
Tayangan Unggul	06.11.95; Malaysia	RM100,000	RM1.00	100.00	Film production, acquisition, commissioning and distribution

NATURE OF THE RRPTS

Shareholders' approval is sought for the Proposed Mandate in respect of RRPTs with the following transacting Related Parties as detailed in the table below:

No	Company within the AAAN Group involved	Transacting Related Parties	Nature of transaction	Actual value of transaction from 01.10.03 to 31.01.04*	Estimated value of transaction from 01.02.04 to date of EGM on 13.07.04**	Estimated value from 14.07.04 to the next AGM	Interested Related Party	
							Name	Nature and extent of interest
1	MBNS	UTSBM	Provision of personnel support in the operation and management of AAAN's business by UTSBM	RM737,501.10	RM50,000.00	RM100,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 1, on page 24 of this Circular
2	MBNS	UTSBM	Provision of strategic top-level consultancy services to MBNS by UTSBM	RM3,010,000.00	RM4,043,836.00	RM8,750,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 1, on page 24 of this Circular

No	Company within the AAAN Group involved	Transacting Related Parties	Nature of transaction	Actual value of transaction from 01.10.03 to 31.01.04*	Estimated value of transaction from 01.02.04 to date of EGM on 13.07.04**	Estimated value from 14.07.04 to the next AGM	Interested Related Party	
							Name	**Nature and extent of interest**
3	AAAN	UTSBM	Arrangement for usage of UTSBM's management meeting rooms at Levels 37 and 40 of Menara Maxis as AAAN's radio backup studios	-	-	- There is no fee/ consideration for the RRPT between AAAN and UTSBM on the arrangement for AAAN's usage of UTSBM's management meeting rooms as radio backup studios. AAAN and UTSBM are considering a reciprocal arrangement for UTSBM to use AAAN's facilities in the event of a crisis. Due to the nature of this back-to-back arrangement, no consideration has been ascertained for this transaction.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 1, on page 24 of this Circular
4	MBNS	SRG Asia Pacific Sdn Bhd	Proposed provision of call centre services and ad-hoc marketing campaigns by SRG Asia Pacific Sdn Bhd	RM633,051.98	RM1,100,000.00	RM1,800,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 2, on page 25 of this Circular

No	Company within the AAAN Group involved	Transacting Related Parties	Nature of transaction	Actual value of transaction from 01.10.03 to 31.01.04*	Estimated value of transaction from 01.02.04 to date of EGM on 13.07.04**	Estimated value from 14.07.04 to the next AGM	Interested Related Party	
							Name	Nature and extent of interest
5	MBNS	Maxis Mobile	Provision of premium SMS services by MBNS It is proposed that this agreement be novated to Malaysian Mobile	RM427,943.46	RM1,500,000.00	RM5,600,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 3, on page 26 of this Circular
6	MBNS	Malaysian Mobile	Proposed provision of premium SMS services by MBNS	-	-	RM5,600,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 28 of this Circular
7	MBNS	Maxis Broadband	Provision of VSAT telecommunication link (including voice and data services) by Maxis Broadband	RM346,477.20	RM476,406.15	RM1,039,431.60	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 5, on page 29 of this Circular

No	Company within the AAAN Group involved	Transacting Related Parties	Nature of transaction	Actual value of transaction from 01.10.03 to 31.01.04*	Estimated value of transaction from 01.02.04 to date of EGM on 13.07.04**	Estimated value from 14.07.04 to the next AGM	Interested Related Party	
							Name	Nature and extent of interest
8	MBNS	Malaysian Mobile	Provision of video streaming services by MBNS	-	RM570,000.00	RM1,000,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 28 of this Circular
9	MBNS	Malaysian Mobile	Sponsor of the Category A for Maxis Team Golf Tour 2004 by MBNS	-	RM54,000.00	RM62,500.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 28 of this Circular
10	MBNS	Malaysian Mobile	Pooled monetary participation in the BonusLink Loyalty Programme	RM333,333.33	RM500,000.00	RM1,000,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 28 of this Circular

No	Company within the AAAN Group involved	Transacting Related Parties	Nature of transaction	Actual value of transaction from 01.10.03 to 31.01.04*	Estimated value of transaction from 01.02.04 to date of EGM on 13.07.04**	Estimated value from 14.07.04 to the next AGM	Interested Related Party	
							Name	Nature and extent of interest
11	MBNS	Malaysian Mobile	Offer of free Astro decoder to Maxis' post-paid subscribers who wish to sign up for the Astro service	RM10,200,000.00	RM8,000,000.00	RM8,000,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 28 of this Circular
12	MBNS	Maxis	Proposal for mutually beneficial joint marketing and promotional activities and projects to be agreed to from time to time on a yearly basis. This arrangement will extend to the affiliates of both parties	RM2,273,300.00	RM7,500,000.00	RM15,000,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 6, on page 31 of this Circular
13	MBNS	Maxis Mobile	Usage of Maxis' Menara Sunway Contact Centre as MBNS' backup call centre	RM750.00	RM4,125.00 Usage cost of RM2,368 per day each time MBNS uses Maxis' Contact Centre	RM9,000.00 Usage cost of RM2,368 per day each time MBNS uses Maxis' Contact Centre	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 3, on page 26 of this Circular

No	Company within the AAAN Group involved	Transacting Related Parties	Nature of transaction	Actual value of transaction from 01.10.03 to 31.01.04*	Estimated value of transaction from 01.02.04 to date of EGM on 13.07.04**	Estimated value from 14.07.04 to the next AGM	Interested Related Party	
							Name	Nature and extent of interest
14	MIT	Maxis Mobile	Provision of electronic information and transaction based services (GSM-SMS) by MIT It is proposed that this agreement be novated to Malaysian Mobile	RM11,673.63	RM12,000.00	RM24,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 3, on page 26 of this Circular
15	MIT	Malaysian Mobile	Proposed provision of electronic information and transaction based services (GSM-SMS) by MIT	-	-	RM24,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 28 of this Circular
16	MIT	Maxis Mobile	Development and implementation of TLMU System by MIT It is proposed that this agreement be novated to Maxis Broadband	Development Fee: RM66,400.00 Maintenance Fee for 4 months: RM3,240.00	Estimated 6 month revenue: RM7,200.00	RM14,400.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 3, on page 26 of this Circular

No	Company within the AAAN Group involved	Transacting Related Parties	Nature of transaction	Actual value of transaction from 01.10.03 to 31.01.04*	Estimated value of transaction from 01.02.04 to date of EGM on 13.07.04**	Estimated value from 14.07.04 to the next AGM	Interested Related Party	
							Name	Nature and extent of interest
17	MIT	Maxis Broadband	Proposed development and implementation of TLMU System by MIT	-	-	RM14,400.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 5, on page 29 of this Circular
18	MIT	Maxis Mobile	Provision by MIT for the use of an STK-WAP Platform in the delivery of various electronic information and transaction services to Maxis subscribers of its mobile service It is proposed that this agreement be novated to Maxis Broadband	Monthly connection fee of RM75,000 for access to MIT system RM300,000.00 Usage fee of RM0.05 per transaction via the MIT system Total:RM639,845.40	Transaction fee: RM800,000.00 Connection fee: RM450,000.00	Transaction fee: RM1,800,000.00 Connection fee: RM900,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 3, on page 26 of this Circular
19	MIT	Maxis Broadband	Proposed provision by MIT for the use of an STK-WAP Platform in the delivery of various electronic information and transaction services to Maxis subscribers of its mobile service	-	-	Transaction fee: RM1,800,000.00 Connection fee: RM900,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 5, on page 29 of this Circular

No	Company within the AAAN Group involved	Transacting Related Parties	Nature of transaction	Actual value of transaction from 01.10.03 to 31.01.04*	Estimated value of transaction from 01.02.04 to date of EGM on 13.07.04**	Estimated value from 14.07.04 to the next AGM	Interested Related Party	
							Name	Nature and extent of interest
20	MIT	Maxis Mobile	Provision of electronic information and transaction services using STK-WAP Technology by MIT It is proposed that this agreement be novated to Malaysian Mobile	4 months: RM276,595.19 A transaction fee of RM0.03 for MIT content	Estimated 6 months revenue: RM320,000.00	RM650,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 3, on page 26 of this Circular
21	MIT	Malaysian Mobile	Proposed provision of electronic information and transaction services using STK-WAP Technology by MIT	-	-	RM650,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 28 of this Circular
22	MIT	Maxis Mobile	Development and implementation of PLMN Selector List Update System by MIT It is proposed that this agreement be novated to Maxis Broadband	Development Fee: RM85,000.00 Maintenance Fee (RM3,000.00 per month) for 4 months: RM12,000.00 Transactional fee of RM0.05 per update for each subscriber 4 months: RM5,156.40	Maintenance Fee: RM18,000.00 Transaction Fee: RM6,600.00	Maintenance Fee: RM36,000.00 Transaction Fee: RM13,200.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 3, on page 26 of this Circular

No	Company within the AAAN Group involved	Transacting Related Parties	Nature of transaction	Actual value of transaction from 01.10.03 to 31.01.04*	Estimated value of transaction from 01.02.04 to date of EGM on 13.07.04**	Estimated value from 14.07.04 to the next AGM	Interested Related Party	
							Name	Nature and extent of interest
23	MIT	Maxis Broadband	Proposed development and implementation of PLMN Selector List Update System by MIT	-	-	Maintenance Fee: RM36,000.00 Transaction Fee: RM13,200.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 5, on page 29 of this Circular
24	MIT	Maxis Mobile	Development and implementation of TDM System MIT0052-C by MIT It is proposed that this agreement be novated to Maxis Broadband	Development Fee: RM66,400.00 Maintenance fee for 4 months: RM3,240.00	RM10,000.00	RM30,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 3, on page 26 of this Circular
25	MIT	Maxis Broadband	Proposed development and implementation of TDM System MIT0052-C by MIT	-	-	RM30,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 5, on page 29 of this Circular
26	MIT	Maxis Broadband	Addendum to the Agreement for the provision of a Service Monitoring Application by MIT	-	-	RM82,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 5, on page 29 of this Circular

No	Company within the AAAN Group involved	Transacting Related Parties	Nature of transaction	Actual value of transaction from 01.10.03 to 31.01.04*	Estimated value of transaction from 01.02.04 to date of EGM on 13.07.04**	Estimated value from 14.07.04 to the next AGM	Interested Related Party	
							Name	**Nature and extent of interest**
27	MIT	Malaysian Mobile	Addendum to the Agreement for the provision of Electronic Information and Transaction based Services by MIT	-	-	RM62,400.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 28 of this Circular
28	MIT	Malaysian Mobile	Addendum to the Agreement for the provision of Electronic Information and Transaction Services utilising STK-WAP technology by MIT	-	-	One time payment of RM100,000.00 Transaction Revenue RM1,180,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 28 of this Circular
29	MIT	Maxis Broadband	Addendum to the Agreement for the STK-WAP Platform for the provision of Golden Screen Cinemas Movie Information and Ticket Reservation via the STK-WAP Platform by MIT	One time development cost: RM55,500.00 Maintenance fee: RM9,000.00 Transaction fee: RM12,179.95	Maintenance fee: RM18,000.00 Transaction fee: RM22,000.00	Maintenance fee: RM36,000.00 Transaction fee: RM44,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 5, on page 29 of this Circular

No	Company within the AAAN Group involved	Transacting Related Parties	Nature of transaction	Actual value of transaction from 01.10.03 to 31.01.04*	Estimated value of transaction from 01.02.04 to date of EGM on 13.07.04**	Estimated value from 14.07.04 to the next AGM	Interested Related Party	
							Name	Nature and extent of interest
30	AMP	Maxis Mobile	Sale of airtime revenue, sponsorship revenue and online web revenue for Maxis Mobile	RM504,000.00	RM645,000.00	RM4,000,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 3, on page 26 of this Circular
31	AMP	Maxis Mobile	Provision of premium SMS services by Maxis Mobile It is proposed that this agreement be novated to Malaysian Mobile	RM21,395.85	RM65,000.00	RM130,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 3, on page 26 of this Circular
32	AMP	Malaysian Mobile	Proposed provision of premium SMS services by Malaysian Mobile	-	-	RM130,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4, on page 28 of this Circular

No	Company within the AAAN Group involved	Transacting Related Parties	Nature of transaction	Actual value of transaction from 01.10.03 to 31.01.04*	Estimated value of transaction from 01.02.04 to date of EGM on 13.07.04**	Estimated value from 14.07.04 to the next AGM	Interested Related Party	
							Name	Nature and extent of interest
33	MEASAT Publications	Maxis	Proposed subscription campaign for V Mag and iFEEL with Maxis subscribers	-	-	RM1,500,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Badri, THO, AF and MSM Directors Dato' Badri, ARM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 6, on page 31 of this Circular
34	MBNS	PMP	Production and live broadcast of horse race meets over channel 501 and Wah Lai Toi for PMP	RM206,645.00	RM610,489.00	RM1,119,909.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC and AF	Please refer to Note 7, on page 32 of this Circular
35	MBNS	PMP	Sponsorship of cash prizes for the winners of ASTRO's Chinese talent quests (ATQ, VTQ), beauty pageants and homeviewers' SMS contests	RM133,000.00	RM264,000.00	RM397,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC and AF	Please refer to Note 7, on page 32 of this Circular
36	MBNS	PMP	Offer of free Astro decoder to PMP's Telelink account holders who wish to sign up for the Astro service	RM1,300,000.00	RM1,600,000.00	RM1,600,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC and AF	Please refer to Note 7, on page 32 of this Circular

No	Company within the AAAN Group involved	Transacting Related Parties	Nature of transaction	Actual value of transaction from 01.10.03 to 31.01.04*	Estimated value of transaction from 01.02.04 to date of EGM on 13.07.04**	Estimated value from 14.07.04 to the next AGM	Interested Related Party	
							Name	Nature and extent of interest
37	MBNS	PMP	Purchase of airtime and sponsorship of prizes for winners on Astro's Wah Lai Toi, TVSB, TVB8 and AEC by PMP	RM305,000.00	RM500,000.00	RM1,500,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC and AF	Please refer to Note 7, on page 32 of this Circular
38	MIT	PMP	Provision of maintenance and support services (Telelink Gateway System) by MIT	Application Support Services RM70,465.00 per year – 4 months: RM23,488.00 Infrastructure Support RM9,000.00 per month 4 months: RM36,000.00	Application support for 6 months: RM35,232.00 Infrastructure Support for 6 months: RM54,000.00	Application Support for 12 months: RM70,465.00 Infrastructure Support for 12 months: RM108,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC and AF	Please refer to Note 7, on page 32 of this Circular
39	MIT	TGV	Provision of a pilot online ticket reservation services for TGV	Monthly maintenance fee of RM1,900.00 4 months: RM7,600.00	Estimated 6 months revenue: RM11,400.00	RM22,800.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC and AF	Please refer to Note 8, on page 33 of this Circular
40	AMP	TGV	Sale of airtime revenue and sponsorship revenue for TGV	RM60,000.00	RM100,000.00	RM284,200.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC and AF	Please refer to Note 8, on page 33 of this Circular

No	Company within the AAAN Group involved	Transacting Related Parties	Nature of transaction	Actual value of transaction from 01.10.03 to 31.01.04*	Estimated value of transaction from 01.02.04 to date of EGM on 13.07.04**	Estimated value from 14.07.04 to the next AGM	Interested Related Party	
							Name	Nature and extent of interest
41	Tayangan Unggul	TGV	Rental of cinema hall from TGV	RM1,147.00	RM1,000.00	RM2,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors ARM, TPC and AF	Please refer to Note 8, on page 33 of this Circular
42	MBNS	Bonuskad Loyalty Sdn Bhd	Participation in the BonusLink Loyalty Programme	RM683,355.00	RM1,200,000.00	RM3,000,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar and MSM	Please refer to Note 9, on page 34 of this Circular
43	MBNS	Bonuskad Loyalty Sdn Bhd	Purchase of airtime and sponsorship of prizes for winners on Astro's channels by Bonuskad Loyalty Sdn Bhd	RM134,764.00	RM210,000.00	RM700,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar and MSM	Please refer to Note 9, on page 34 of this Circular
44	MBNS	Bonuskad Loyalty Sdn Bhd	Proposal for the provision of loyalty services vis-à-vis Astro/Bonuslink co-branded membership card	-	-	500,000.00	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors ARM, TPC, Dato' Khadar and MSM	Please refer to Note 9, on page 34 of this Circular

No	Company within the AAAN Group involved	Transacting Related Parties	Nature of transaction	Actual value of transaction from 01.10.03 to 31.01.04*	Estimated value of transaction from 01.02.04 to date of EGM on 13.07.04**	Estimated value from 14.07.04 to the next AGM	Interested Related Party	
							Name	Nature and extent of interest
45	MIT	Valuelabs	Provision of consultancy services by Valuelabs	RM2,636,459.00 (U.S.$693,805.00)	RM3,716,400.00 (U.S.$978,000.00)	RM7,432,800.00 (U.S.$1,956,000.00)	Directors Donakanti Arjun Rao ("Arjun")	Arjun is a director of MIT and also a director and shareholder of Valuelabs. Arjun does not have any interest in AAAN Shares as at 31 May 2004
46	MBNS	BSS	Proposed lease of MEASAT-3 satellite transponders	-	-	RM15,000,000.00	Major Shareholders TAK and THO Director ARM	Please refer to Note 10, on page 36 of this Circular

Notes:

* *The period between the date of issue of AAAN's prospectus for the initial public offering and AAAN's first financial year end after it was listed.*
** *The period between the beginning of the current financial year to the date of the EGM.*

(1) UTSBM

UTSBM is a wholly-owned subsidiary of UTSB while MBNS is a wholly-owned subsidiary of AAAN Bermuda Ltd which in turn is a wholly-owned subsidiary of AAAN.

UTSB, PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest over 479,619,973 Shares representing 25% of the share capital of AAAN, by virtue of the direct equity interest of UTES over 90,534,101 Shares representing 4.72% of the share capital of AAAN and the direct equity interest of AAME over 389,085,872 Shares representing 20.28% of the share capital of AAAN, are also major shareholders of UTSBM, with each having a deemed equity interest of 100% of the share capital of UTSBM. UTES and AAME are the wholly-owned subsidiaries of UTSB.

Excorp is 100% owned by PanOcean and it has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.69% of the share capital of AAAN is also a director of PanOcean, Excorp and UTSB and was also a director of AAAN Bermuda Ltd within the 12 months preceding the date on which the terms of the transaction are to be agreed upon.

(1) **UTSBM *(Cont'd)***

ARM and TPC who are directors of AAAN and AAAN Bermuda Ltd are also directors of UTSB. ARM is also a director of MBNS while TPC was a director of MBNS within the 12 months preceding the date on which the terms of the transaction are to be agreed upon. In addition, ARM is the Deputy Chairman and the Group Chief Executive Officer of AAAN and the Chief Executive Officer of AAAN Bermuda Ltd and MBNS. ARM and TPC each has a direct equity interest over 1,000,000 and 500,000 Shares representing 0.05% and 0.026% of the share capital of AAAN respectively held through nominees. In addition, ARM is also a director of UTSBM. ARM and TPC do not have any equity interest in UTSB or in UTSBM. ARM also holds 1,000,000 (1st grant) and 498,800 (2nd grant) options over unissued shares in AAAN pursuant to the 2003 Employee Share Option Scheme ("ESOS") and 1,500,000 options over unissued shares in AAAN pursuant to the 2003 Management Share Incentive Scheme ("MSIS").

AF and MSM are Major Shareholders with each having a deemed equity interest over 177,446,535 Shares representing 9.25% of the share capital of AAAN in which Harapan Terus Sdn Bhd ("HTSB") has an interest by virtue of their respective interests over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the Shares in which Berkat Nusantara Sdn Bhd ("BNSB"), Nusantara Cempaka Sdn Bhd ("NCSB"), Nusantara Delima Sdn Bhd ("NDSB"), Mujur Nusantara Sdn Bhd ("MNSB"), Gerak Nusantara Sdn Bhd ("GNSB") and Sanjung Nusantara Sdn Bhd ("SNSB") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the Shares under discretionary trusts for Bumiputera objects and as such none of HTSB, AF and MSM have any economic interest over these shares. Further, as AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAAN, they are not deemed to have an interest in the shares of MBNS.

AF, a director of MBNS and several other subsidiaries of MBNS is also a director of several other subsidiaries of UTSB. He has a direct equity interest over 220,000 Shares representing 0.01% of the share capital of AAAN held through a nominee. AF does not have any equity interest in UTSB or in UTSBM.

MSM has a direct equity interest over 166,600 Shares representing 0.01% of the share capital of AAAN held personally. MSM who was a director of several subsidiaries of MBNS within the 12 months preceding the date on which the terms of the transaction are to be agreed upon and is also a director of several other subsidiaries of UTSB. MSM does not have any equity interest in UTSB or in UTSBM.

Dato' Khadar, a director of AAAN is a person connected to MSM. Dato' Khadar has a direct equity interest over 250,000 Shares representing 0.01% of the share capital of AAAN held personally. Dato' Khadar does not have any equity interest in UTSB or in UTSBM.

(2) **SRGAP**

SRG Asia Pacific Sdn Bhd ("SRGAP") is a wholly-owned subsidiary of UTSB while MBNS is a wholly-owned subsidiary of AAAN Bermuda Ltd which in turn is a wholly-owned subsidiary of AAAN.

UTSB, PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest over 479,619,973 Shares representing 25% of the share capital of AAAN, by virtue of the direct equity interest of UTES over 90,534,101 Shares representing 4.72% of the share capital of AAAN and the direct equity interest of AAME over 389,085,872 Shares representing 20.28% of the share capital of AAAN, are also major shareholders of SRGAP, with each having a deemed equity interest of 100% of the share capital of SRGAP. UTES and AAME are the wholly-owned subsidiaries of UTSB.

Excorp is 100% owned by PanOcean and it has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

(2) **SRGAP** ***(Cont'd)***

TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.69% of the share capital of AAAN is also a director of PanOcean, Excorp and UTSB and was also a director of AAAN Bermuda Ltd within the 12 months preceding the date on which the terms of the transaction are to be agreed upon.

ARM and TPC who are directors of AAAN and AAAN Bermuda Ltd are also directors of UTSB. ARM is also a director of MBNS while TPC was a director of MBNS within the 12 months preceding the date on which the terms of the transaction are to be agreed upon. In addition, ARM is the Deputy Chairman and the Group Chief Executive Officer of AAAN and the Chief Executive Officer of AAAN Bermuda Ltd and MBNS. ARM and TPC each has a direct equity interest over 1,000,000 and 500,000 Shares representing 0.05% and 0.026% of the share capital of AAAN respectively held through nominees. ARM and TPC do not have any equity interest in UTSB or in SRGAP. ARM also holds 1,000,000 (1st grant) and 498,800 (2nd grant) options over unissued shares in AAAN pursuant to the 2003 ESOS and 1,500,000 options over unissued shares in AAAN pursuant to the 2003 MSIS.

AF and MSM are Major Shareholders with each having a deemed equity interest over 177,446,535 Shares representing 9.25% of the share capital of AAAN in which HTSB has an interest by virtue of their respective interests over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the Shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the Shares under discretionary trusts for Bumiputera objects and as such none of HTSB, AF and MSM have any economic interest over these shares. Further, as AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAAN, they are not deemed to have an interest in the shares of MBNS.

AF, a director of MBNS and several other subsidiaries of MBNS is also a director of several other subsidiaries of UTSB. He has a direct equity interest over 220,000 Shares representing 0.01% of the share capital of AAAN held through a nominee. AF does not have any equity interest in UTSB or in SRGAP.

MSM has a direct equity interest over 166,600 Shares representing 0.01% of the share capital of AAAN held personally. MSM who was a director of several subsidiaries of MBNS within the 12 months preceding the date on which the terms of the transaction are to be agreed upon and is also a director of SRGAP and several other subsidiaries of UTSB. MSM does not have any equity interest in UTSB or in SRGAP.

Dato' Khadar, a director of AAAN is a person connected to MSM. Dato' Khadar has a direct equity interest over 250,000 Shares representing 0.01% of the share capital of AAAN held personally. Dato' Khadar does not have any equity interest in UTSB or in SRGAP.

(3) **Maxis Mobile**

Maxis Mobile is a wholly-owned subsidiary of Maxis while MIT and AMP are the wholly-owned subsidiaries of MBNS which in turn is a wholly-owned subsidiary of AAAN Bermuda Ltd. AAAN Bermuda Ltd is in turn a wholly-owned subsidiary of AAAN.

UTSB, PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest over 479,619,973 Shares representing 25% of the share capital of AAAN, are also major shareholders of Maxis with each having a deemed equity interest over 552,346,060 ordinary shares of RM0.10 each ("Maxis shares") representing 22.46% of the share capital of Maxis.

Excorp is 100% owned by PanOcean and it has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

(3) **Maxis Mobile *(Cont'd)***

TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.69% of the share capital of AAAN, is a major shareholder of Maxis with a deemed equity interest over 779,456,803 Maxis shares representing 31.69% of the share capital of Maxis. TAK is also a director of PanOcean, Excorp and UTSB and was also a director of AAAN Bermuda Ltd within the 12 months preceding the date on which the terms of the transaction are to be agreed upon.

ARM and TPC who are directors of AAAN and AAAN Bermuda Ltd are also directors of UTSB and Maxis. ARM is also a director of MBNS while TPC was a director of MBNS within the 12 months preceding the date on which the terms of the transaction are to be agreed upon. In addition, ARM is the Deputy Chairman and the Group Chief Executive Officer of AAAN and the Chief Executive Officer of AAAN Bermuda Ltd and MBNS. ARM and TPC each has a direct equity interest over 1,000,000 and 500,000 Shares representing 0.05% and 0.026% of the share capital of AAAN respectively held through nominees.

ARM and TPC each has a direct equity interest over 500,000 Maxis shares representing 0.0203% of the share capital of Maxis held through nominees. ARM also holds 1,000,000 (1st grant) and 498,800 (2nd grant) options over unissued shares in AAAN pursuant to the 2003 ESOS and 1,500,000 options over unissued shares in AAAN pursuant to the 2003 MSIS.

THO, Dato' Badri, AF and MSM are major shareholders of Maxis with each having a deemed equity interest over 329,775,665 Shares representing 13.41% of the share capital in Maxis in which Harapan Nusantara Sdn Bhd ("Harapan Nusantara") has an interest by virtue of their respective interests over 250,000 shares of Harapan Nusantara representing 25% of the issued and paid-up capital of Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Maxis shares in which Mujur Anggun Sdn Bhd ("MASB"), Cabaran Mujur Sdn Bhd ("CMSB"), Anak Samudra Sdn Bhd ("ASSB"), Dumai Maju Sdn Bhd ("DMSB"), Nusantara Makmur Sdn Bhd ("NMSB"), Usaha Kenanga Sdn Bhd ("UKSB") and Tegas Sari Sdn Bhd ("TSSB") (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

The Harapan Nusantara Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, none of Harapan Nusantara, THO, Dato' Badri, AF and MSM have any economic interest over these shares held by the Harapan Nusantara Subsidiaries.

THO is also deemed to have an interest over the remaining 2,000,000 Maxis shares representing 0.08% of the share capital of Maxis held through Dian Tiara Sdn Bhd ("DTSB") by virtue of his direct equity interest of 99% in DTSB. In addition, THO also has a direct equity interest over 500,000 Maxis shares representing 0.0203% of the share capital of Maxis held through a nominee.

THO, Dato' Badri, AF and MSM are also Major Shareholders with each having a deemed equity interest over 177,446,535 Shares representing 9.25% of the share capital of AAAN in which HTSB has an interest by virtue of their respective interests over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the Shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB, NDSB, MNSB, GNSB and SNSB have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the Shares under discretionary trusts for Bumiputera objects and as such none of HTSB, Dato' Badri, THO, AF and MSM have any economic interest over these shares. Further, as THO, Dato' Badri, AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAAN, they are not deemed to have an interest in the shares of MBNS.

(3) **Maxis Mobile *(Cont'd)***

Dato' Badri is also deemed to have an interest over 500,000 Shares representing 0.026% of the share capital of AAAN held by Ratna Pelangi Sdn Bhd ("RPSB"), by virtue of his 99% direct equity interest in RPSB. In addition, Dato' Badri is the Chairman and a Director of AAAN and also a director of AAAN Bermuda Ltd and MBNS.

AF holds 38,000 options over unissued ordinary shares in Maxis pursuant to the Maxis' Employee Share Option Scheme. He also has a direct equity interest over 220,000 Shares representing 0.01% of the share capital of AAAN held through a nominee. AF is also a director of MBNS and several other subsidiaries of MBNS.

MSM has a direct equity interest of 130,000 Maxis shares representing 0.005% of the share capital of Maxis held personally and also has a direct equity interest over 166,600 Shares representing 0.01% of the share capital of AAAN held personally. MSM was a director of several subsidiaries of MBNS within the 12 months preceding the date on which the terms of the transaction are to be agreed upon.

Dato' Khadar, a director of AAAN is a person connected to MSM. Dato' Khadar has a direct equity interest over 15,000 Maxis shares representing 0.0006% of the share capital of Maxis held through a nominee and 250,000 Shares representing 0.01% of the share capital of AAAN held personally.

(4) **Malaysian Mobile**

Malaysian Mobile is a wholly-owned subsidiary of Maxis while MIT and AMP are the wholly-owned subsidiaries of MBNS which in turn is a wholly-owned subsidiary of AAAN Bermuda Ltd. AAAN Bermuda Ltd is in turn a wholly-owned subsidiary of AAAN.

UTSB, PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest over 479,619,973 Shares representing 25% of the share capital of AAAN, are also major shareholders of Maxis with each having a deemed equity interest over 552,346,060 Maxis shares representing 22.46% of the share capital of Maxis.

Excorp is 100% owned by PanOcean and it has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.69% of the share capital of AAAN, is a major shareholder of Maxis with a deemed equity interest over 779,456,803 Maxis shares representing 31.69% of the share capital of Maxis. TAK is also a director of PanOcean, Excorp and UTSB and was also a director of AAAN Bermuda Ltd within the 12 months preceding the date on which the terms of the transaction are to be agreed upon.

ARM and TPC who are directors of AAAN and AAAN Bermuda Ltd are also directors of UTSB and Maxis. ARM is also a director of MBNS while TPC was a director of MBNS within the 12 months preceding the date on which the terms of the transaction are to be agreed upon. In addition, ARM is the Deputy Chairman and the Group Chief Executive Officer of AAAN and the Chief Executive Officer of AAAN Bermuda Ltd and MBNS. ARM and TPC each has a direct equity interest over 1,000,000 and 500,000 Shares representing 0.05% and 0.026% of the share capital of AAAN respectively held through nominees.

ARM and TPC each has a direct equity interest over 500,000 Maxis shares representing 0.0203% of the share capital of Maxis held through nominees. ARM also holds 1,000,000 (1st grant) and 498,800 (2nd grant) options over unissued shares in AAAN pursuant to the 2003 ESOS and 1,500,000 options over unissued shares in AAAN pursuant to the 2003 MSIS.

THO, Dato' Badri, AF and MSM are major shareholders of Maxis with each having a deemed equity interest over 329,775,665 Shares representing 13.41% of the share capital in Maxis in which Harapan Nusantara has an interest by virtue of their respective interests over 250,000 shares of Harapan Nusantara representing 25% of the issued and paid-up capital of Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Maxis shares in which MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

(4) **Malaysian Mobile *(Cont'd)***

The Harapan Nusantara Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, none of Harapan Nusantara, THO, Dato' Badri, AF and MSM have any economic interest over these shares held by the Harapan Nusantara Subsidiaries.

THO is also deemed to have an interest over the remaining 2,000,000 Maxis shares representing 0.08% of the share capital of Maxis held through DTSB by virtue of his direct equity interest of 99% in DTSB. In addition, THO also has a direct equity interest over 500,000 Maxis shares representing 0.0203% of the share capital of Maxis held through a nominee.

THO, Dato' Badri, AF and MSM are also Major Shareholders with each having a deemed equity interest over 177,446,535 Shares representing 9.25% of the share capital of AAAN in which HTSB has an interest by virtue of their respective interests over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the Shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the Shares under discretionary trusts for Bumiputera objects and as such none of HTSB, Dato' Badri, THO, AF and MSM have any economic interest over these shares. Further, as THO, Dato' Badri, AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAAN, they are not deemed to have an interest in the shares of MBNS.

Dato' Badri is also deemed to have an interest over 500,000 Shares representing 0.026% of the share capital of AAAN held by RPSB, by virtue of his 99% direct equity interest in RPSB. In addition, Dato' Badri is the Chairman and a Director of AAAN and also a director of AAAN Bermuda Ltd and MBNS.

AF holds 38,000 options over unissued ordinary shares in Maxis pursuant to the Maxis' Employee Share Option Scheme. He also has a direct equity interest over 220,000 Shares representing 0.01% of the share capital of AAAN held through a nominee. AF is also a director of MBNS and several other subsidiaries of MBNS.

MSM has a direct equity interest over 130,000 Maxis shares representing 0.005% of the share capital of Maxis held personally and also has a direct equity interest over 166,600 Shares representing 0.01% of the share capital of AAAN held personally. MSM was a director of several subsidiaries of MBNS within the 12 months preceding the date on which the terms of the transaction are to be agreed upon.

Dato' Khadar, a director of AAAN is a person connected to MSM. Dato' Khadar has a direct equity interest over 15,000 Maxis shares representing 0.0006% of the share capital of Maxis and 250,000 Shares representing 0.01% of the share capital of AAAN held personally.

(5) **Maxis Broadband**

Maxis Broadband is a wholly-owned subsidiary of Maxis while MIT is a wholly-owned subsidiary of MBNS which in turn is a wholly-owned subsidiary of AAAN Bermuda Ltd. AAAN Bermuda Ltd is in turn a wholly-owned subsidiary of AAAN.

UTSB, PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest over 479,619,973 Shares representing 25% of the share capital of AAAN, are also major shareholders of Maxis with each having a deemed equity interest over 552,346,060 Maxis shares representing 22.46% of the share capital of Maxis.

Excorp is 100% owned by PanOcean and it has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

(5) **<u>Maxis Broadband</u>** ***<u>(Cont'd)</u>***

TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.69% of the share capital of AAAN, is a major shareholder of Maxis with a deemed equity interest over 779,456,803 Maxis shares representing 31.69% of the share capital of Maxis. TAK is also a director of PanOcean, Excorp and UTSB and was also a director of AAAN Bermuda Ltd within the 12 months preceding the date on which the terms of the transaction are to be agreed upon.

ARM and TPC who are directors of AAAN and AAAN Bermuda Ltd are also directors of UTSB and Maxis. ARM is also a director of MBNS while TPC was a director of MBNS within the 12 months preceding the date on which the terms of the transaction are to be agreed upon. In addition, ARM is the Deputy Chairman and the Group Chief Executive Officer of AAAN and the Chief Executive Officer of AAAN Bermuda Ltd and MBNS. ARM and TPC each has a direct equity interest over 1,000,000 and 500,000 Shares representing 0.05% and 0.026% of the share capital of AAAN respectively held through nominees.

ARM and TPC each has a direct equity interest over 500,000 Maxis shares representing 0.0203% of the share capital of Maxis held through nominees. ARM also holds 1,000,000 (1st grant) and 498,800 (2nd grant) options over unissued shares in AAAN pursuant to the 2003 ESOS and 1,500,000 options over unissued shares in AAAN pursuant to the 2003 MSIS.

THO, Dato' Badri, AF and MSM are major shareholders of Maxis with each having a deemed equity interest over 329,775,665 Shares representing 13.41% of the share capital in Maxis in which Harapan Nusantara has an interest by virtue of their respective interests over 250,000 shares of Harapan Nusantara representing 25% of the issued and paid-up capital of Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Maxis shares in which MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

The Harapan Nusantara Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, none of Harapan Nusantara, THO, Dato' Badri, AF and MSM have any economic interest over these shares held by the Harapan Nusantara Subsidiaries.

THO is also deemed to have an interest over the remaining 2,000,000 Maxis shares representing 0.08% of the share capital of Maxis held through DTSB by virtue of his direct equity interest of 99% in DTSB. In addition, THO also has a direct equity interest over 500,000 Maxis shares representing 0.0203% of the share capital of Maxis held through a nominee.

THO, Dato' Badri, AF and MSM are also Major Shareholders with each having a deemed equity interest over 177,446,535 Shares representing 9.25% of the share capital of AAAN in which HTSB has an interest by virtue of their respective interests over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the Shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the Shares under discretionary trusts for Bumiputera objects and as such none of HTSB, Dato' Badri, THO, AF and MSM have any economic interest over these shares. Further, as THO, Dato' Badri, AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAAN, they are not deemed to have an interest in the shares of MBNS.

Dato' Badri is also deemed to have an interest over 500,000 Shares representing 0.026% of the share capital of AAAN held by RPSB, by virtue of his 99% direct equity interest in RPSB. In addition, Dato' Badri is the Chairman and a Director of AAAN and also a director of AAAN Bermuda Ltd and MBNS.

AF holds 38,000 options over unissued ordinary shares in Maxis pursuant to the Maxis' Employee Share Option Scheme. He also has a direct equity interest over 220,000 Shares representing 0.01% of the share capital of AAAN held through a nominee. AF is also a director of MBNS and several other subsidiaries of MBNS.

(5) **<u>Maxis Broadband</u>** ***<u>(Cont'd)</u>***

MSM has a direct equity interest over 130,000 Maxis shares representing 0.005% of the share capital of Maxis held personally and also has a direct equity interest over 166,600 Shares representing 0.01% of the share capital of AAAN held personally. MSM was a director of several subsidiaries of MBNS within the 12 months preceding the date on which the terms of the transaction are to be agreed upon.

Dato' Khadar, a director of AAAN is a person connected to MSM. Dato' Khadar has a direct equity interest over 15,000 Maxis shares representing 0.0006% of the share capital of Maxis held through a nominee and 250,000 Shares representing 0.01% of the share capital of AAAN held personally.

(6) **<u>Maxis</u>**

MEASAT Publications is a wholly-owned subsidiary of MBNS which in turn is a wholly-owned subsidiary of AAAN Bermuda Ltd. AAAN Bermuda Ltd in turn is a wholly-owned subsidiary of AAAN.

UTSB, PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest over 479,619,973 Shares representing 25% of the share capital of AAAN, are also major shareholders of Maxis with each having a deemed equity interest over 552,346,060 Maxis shares representing 22.46% of the share capital of Maxis.

Excorp is 100% owned by PanOcean and it has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.69% of the share capital of AAAN, is a major shareholder of Maxis with a deemed equity interest over 779,456,803 Maxis shares representing 31.69% of the share capital of Maxis. TAK is also a director of PanOcean, Excorp and UTSB and was also a director of AAAN Bermuda Ltd within the 12 months preceding the date on which the terms of the transaction are to be agreed upon.

ARM and TPC who are directors of AAAN and AAAN Bermuda Ltd are also directors of UTSB and Maxis. ARM is also a director of MBNS while TPC was a director of MBNS within the 12 months preceding the date on which the terms of the transaction are to be agreed upon. In addition, ARM is the Deputy Chairman and the Group Chief Executive Officer of AAAN and the Chief Executive Officer of AAAN Bermuda Ltd and MBNS. ARM and TPC each has a direct equity interest over 1,000,000 and 500,000 Shares representing 0.05% and 0.026% of the share capital of AAAN respectively held through nominees.

ARM and TPC each has a direct equity interest over 500,000 Maxis shares representing 0.0203% of the share capital of Maxis held through nominees. ARM also holds 1,000,000 (1st grant) and 498,800 (2nd grant) options over unissued shares in AAAN pursuant to the 2003 ESOS and 1,500,000 options over unissued shares in AAAN pursuant to the 2003 MSIS.

THO, Dato' Badri, AF and MSM are major shareholders of Maxis with each having a deemed equity interest over 329,775,665 Shares representing 13.41% of the share capital in Maxis in which Harapan Nusantara has an interest by virtue of their respective interests over 250,000 shares of Harapan Nusantara representing 25% of the issued and paid-up capital of Harapan Nusantara. Harapan Nusantara is deemed to have an interest in all of the Maxis shares in which MASB, CMSB, ASSB, DMSB, NMSB, UKSB and TSSB (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries.

The Harapan Nusantara Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, none of Harapan Nusantara, THO, Dato' Badri, AF and MSM have any economic interest over these shares held by the Harapan Nusantara Subsidiaries.

THO is also deemed to have an interest over the remaining 2,000,000 Maxis shares representing 0.08% of the share capital of Maxis held through DTSB by virtue of his direct equity interest of 99% in DTSB. In addition, THO also has a direct equity interest over 500,000 Maxis shares representing 0.0203% of the share capital of Maxis held through a nominee.

(6) **Maxis *(Cont'd)***

THO, Dato' Badri, AF and MSM are also Major Shareholders with each having a deemed equity interest over 177,446,535 Shares representing 9.25% of the share capital of AAAN in which HTSB has an interest by virtue of their respective interests over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the Shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the Shares under discretionary trusts for Bumiputera objects and as such none of HTSB, Dato' Badri, THO, AF and MSM have any economic interest over these shares. Further, as THO, Dato' Badri, AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAAN, they are not deemed to have an interest in the shares of MEASAT Publications.

Dato' Badri is also deemed to have an interest over 500,000 Shares representing 0.026% of the share capital of AAAN held by RPSB, by virtue of his 99% direct equity interest in RPSB. In addition, Dato' Badri is a Chairman and a Director of AAAN and also a director of AAAN Bermuda Ltd, MBNS and MEASAT Publications.

AF holds 38,000 options over unissued ordinary shares in Maxis pursuant to the Maxis' Employee Share Option Scheme. He also has a direct equity interest over 220,000 Shares representing 0.01% of the share capital of AAAN held through a nominee. AF is also a director of MBNS, MEASAT Publications and several other subsidiaries of MBNS.

MSM has a direct equity interest over 130,000 Maxis shares representing 0.005% of the share capital of Maxis held personally and also has a direct equity interest over 166,600 Shares representing 0.01% of the share capital of AAAN held personally. MSM was a director of several subsidiaries of MBNS within the 12 months preceding the date on which the terms of the transaction are to be agreed upon.

Dato' Khadar, a director of AAAN is a person connected to MSM. Dato' Khadar has a direct equity interest over 15,000 Maxis shares representing 0.0006% of the share capital of Maxis held through a nominee and 250,000 Shares representing 0.01% of the share capital of AAAN held personally.

(7) **PMP**

PMP is a wholly-owned subsidiary of Tanjong while MIT is a wholly-owned subsidiary of MBNS which in turn is a wholly-owned subsidiary of AAAN Bermuda Ltd. AAAN Bermuda Ltd is in turn a wholly-owned subsidiary of AAAN.

UTSB, who is a Major Shareholder with a deemed equity interest over 479,619,973 Shares representing 25% of the share capital of AAAN, is also a major shareholder of Tanjong with a direct equity interest over 62,344,000 shares of 7.5 pence each ("Tanjong shares") representing 15.62% of the share capital of Tanjong and indirect equity interest over 62,344,000 Tanjong shares representing 15.62% of the share capital of Tanjong.

PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest over 479,619,973 Shares representing 25% of the share capital of AAAN, are also major shareholders of Tanjong with each having a deemed equity interest over 124,688,000 Tanjong shares representing 31.24% of the share capital of Tanjong.

Excorp is 100% owned by PanOcean and it has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

(7) PMP *(Cont'd)*

TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.69% of the share capital of AAAN, is also a major shareholder of Tanjong with a deemed equity interest over 124,688,000 Tanjong shares representing 31.24% of the share capital of Tanjong. TAK is also a director of PanOcean, Excorp and UTSB and was also a director of AAAN Bermuda Ltd within the 12 months preceding the date on which the terms of the transaction are to be agreed upon.

ARM and TPC who are directors of AAAN and AAAN Bermuda Ltd are also directors of UTSB. ARM is also a director of MBNS while TPC was a director of MBNS within the 12 months preceding the date on which the terms of the transaction are to be agreed upon. In addition, ARM is the Deputy Chairman and the Group Chief Executive Officer of AAAN and the Chief Executive Officer of AAAN Bermuda Ltd and MBNS. ARM and TPC each has a direct equity interest over 1,000,000 and 500,000 Shares representing 0.05% and 0.026% of the share capital of AAAN respectively held through nominees. In addition, ARM and TPC are Executive Director and Non-Executive Director of Tanjong respectively while ARM is also a director of PMP.

TPC and ARM also each holds 0.043% direct and 0.130% indirect equity interests in Tanjong representing 170,000 and 520,000 Tanjong shares respectively. TPC holds options to subscribe for 350,000 unissued shares of 7.5 pence each of Tanjong pursuant to the Tanjong's Employees' Share Option Scheme No. 2 and ARM holds 1,000,000 (1st grant) and 498,800 (2nd grant) options over unissued shares in AAAN pursuant to the 2003 ESOS and 1,500,000 options over unissued shares in AAAN pursuant to the 2003 MSIS.

AF is a Major Shareholder with a deemed equity interest over 177,446,535 Shares representing 9.25% of the share capital of AAAN in which HTSB has an interest by virtue of his interest over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the Shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the Shares under discretionary trusts for Bumiputera objects and as such none of HTSB, Dato' Badri and AF have any economic interest over these shares. Further, as AF does not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAAN, he is not deemed to have an interest in the shares of MBNS.

AF has a direct equity interest over 220,000 Shares representing 0.01% of the share capital of AAAN held through a nominee. AF has a deemed equity interest over 8,596,000 Tanjong shares representing 2.15% in the capital of Tanjong held via Macroniaga Sdn Bhd ("MSB") which arises from his deemed equity interest of 99.999% in MSB via Nilai Rezeki (M) Sdn Bhd. He is also a director of MBNS and several other subsidiaries of MBNS.

(8) TGV

TGV is a joint venture company of Tanjong, which has an equity interest of 58.33% in TGV via Tanjong Entertainment Sdn Bhd, a wholly-owned subsidiary of Tanjong and via Global Entertainment and Management Systems Sdn Bhd, an associate of Tanjong, while MBNS is a wholly-owned subsidiary of AAAN Bermuda Ltd which in turn is a wholly-owned subsidiary of AAAN.

UTSB who is a Major Shareholder with a deemed equity interest over 479,619,973 Shares representing 25% of the share capital of AAAN, is also a major shareholder of Tanjong with a direct equity interest over 62,344,000 Tanjong shares representing 15.62% of the share capital of Tanjong and indirect equity interest over 62,344,000 Tanjong shares representing 15.62% of the share capital of Tanjong.

PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest over 479,619,973 Shares representing 25% of the share capital of AAAN, are also major shareholders of Tanjong with each having a deemed equity interest over 124,688,000 Tanjong shares representing 31.26% of the share capital of Tanjong.

(8) TGV *(Cont'd)*

Excorp is 100% owned by PanOcean and it has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.69% of the share capital of AAAN, is also a major shareholder of Tanjong with a deemed equity interest over 124,688,000 Tanjong shares representing 31.26% of the share capital of Tanjong. TAK is also a director of PanOcean, Excorp and UTSB and was also a director of AAAN Bermuda Ltd within the 12 months preceding the date on which the terms of the transaction are to be agreed upon.

ARM and TPC who are directors of AAAN and AAAN Bermuda Ltd are also directors of UTSB. ARM is also a director of MBNS while TPC was a director of MBNS within the 12 months preceding the date on which the terms of the transaction are to be agreed upon. In addition, ARM is the Deputy Chairman and the Group Chief Executive Officer of AAAN and the Chief Executive Officer of AAAN Bermuda Ltd and MBNS. ARM and TPC each has a direct equity interest over 1,000,000 and 500,000 Shares representing 0.05% and 0.026% of the share capital of AAAN respectively held through nominees. In addition, ARM and TPC are Executive Director and Non-Executive Director of Tanjong respectively.

TPC and ARM also each holds 0.043% direct and 0.130% indirect equity interests in Tanjong representing 170,000 and 520,000 Tanjong shares respectively. TPC holds options to subscribe for 350,000 unissued shares of 7.5 pence each of Tanjong pursuant to the Tanjong's Employees' Share Option Scheme No. 2 and ARM holds 1,000,000 (1st grant) and 498,800 (2nd grant) options over unissued shares in AAAN pursuant to the 2003 ESOS and 1,500,000 options over unissued shares in AAAN pursuant to the 2003 MSIS.

AF is a Major Shareholder with a deemed equity interest over 177,446,535 Shares representing 9.25% of the share capital of AAAN in which HTSB has an interest by virtue of his interest over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the Shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the Shares under discretionary trusts for Bumiputera objects and as such none of HTSB and AF have any economic interest over these shares. *Further, as AF does not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAAN*, he is not deemed to have an interest in the shares of MBNS.

AF has a direct equity interest over 220,000 Shares representing 0.01% of the share capital of AAAN held through a nominee. AF has a deemed equity interest over 8,596,000 Tanjong shares representing 2.15% in the capital of Tanjong held via MSB which arises from his deemed equity interest of 100% in MSB via Nilai Rezeki (M) Sdn Bhd. He is also a director of MBNS and several other subsidiaries of MBNS.

(9) Bonuskad

Bonuskad Loyalty Sdn Bhd ("Bonuskad") is 25% owned by UTSB while MBNS is a wholly-owned subsidiary of AAAN Bermuda Ltd which in turn is a wholly-owned subsidiary of AAAN.

UTSB, PSIL, Excorp and PanOcean who are Major Shareholders with each having a deemed equity interest over 479,619,973 Shares representing 25% of the share capital of AAAN, by virtue of the direct equity interest of UTES over 90,534,101 Shares representing 4.72% of the share capital of AAAN and the direct equity interest of AAME over 389,085,872 Shares representing 20.28% of the share capital of AAAN, are also major shareholders of Bonuskad, with each having a deemed equity interest of 25% of the share capital of Bonuskad. UTES and AAME are the wholly-owned subsidiaries of UTSB.

(9) **Bonuskad** ***(Cont'd)***

Excorp is 100% owned by PanOcean and it has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations, including those for charitable purposes.

TAK who is a Major Shareholder with a deemed equity interest over 819,082,908 Shares representing 42.69% of the share capital of AAAN is also a director of PanOcean, Excorp and UTSB and was also a director of AAAN Bermuda Ltd within the 12 months preceding the date on which the terms of the transaction are to be agreed upon.

ARM and TPC who are directors of AAAN and AAAN Bermuda Ltd are also directors of UTSB. ARM,is also a director of MBNS while TPC was a director of MBNS within the 12 months preceding the date on which the terms of the transaction are to be agreed upon. In addition, ARM is the Deputy Chairman and the Group Chief Executive Officer of AAAN and the Chief Executive Officer of AAAN Bermuda Ltd and MBNS. ARM and TPC each has a direct equity interest over 1,000,000 and 500,000 Shares representing 0.05% and 0.026% of the share capital of AAAN respectively held through nominees. In addition, ARM and TPC do not have any equity interest in UTSB or in Bonuskad.

ARM holds 1,000,000 (1st grant) and 498,800 (2nd grant) options over unissued shares in AAAN pursuant to the 2003 ESOS and 1,500,000 options over unissued shares in AAAN pursuant to the 2003 MSIS.

AF and MSM are Major Shareholders with each having a deemed equity interest over 177,446,535 Shares representing 9.25% of the share capital of AAAN in which HTSB has an interest by virtue of their respective interests over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the Shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the Shares under discretionary trusts for Bumiputera objects and as such none of HTSB, AF and MSM have any economic interest over these shares. Further, AF and MSM do not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAAN, they are not deemed to have an interest in the shares of MBNS.

AF, a director of MBNS and several other subsidiaries of MBNS is also a director of several other subsidiaries of UTSB. He has a direct equity interest over 220,000 Shares representing 0.01% of the share capital of AAAN held through a nominee. AF does not have any equity interest in UTSB or in Bonuskad.

MSM has a direct equity interest over 166,600 Shares representing 0.01% of the share capital of AAAN held personally. MSM who was a director of several subsidiaries of MBNS within the 12 months preceding the date on which the terms of the transaction are to be agreed upon and is also a director of several other subsidiaries of UTSB. MSM does not have any equity interest in UTSB or in Bonuskad.

Dato' Khadar, a director of AAAN is a person connected to MSM. Dato' Khadar has a direct equity interest over 250,000 Shares representing 0.01% of the share capital of AAAN held personally. Dato' Khadar does not have any equity interest in UTSB or in Bonuskad.

(10) BSS

BSS is a wholly-owned subsidiary of MEASAT Global Berhad (formerly known as Malaysian Tobacco Company Berhad) ("MGB") while MBNS is a wholly-owned subsidiary of AAANL which in turn is a wholly-owned subsidiary of AAAN.

TAK who is a major shareholder of AAAN with a deemed equity interest over 819,082,908 Shares representing 42.69% of the share capital of AAAN is also a major shareholder of MGB with a deemed equity interest over 232,233,703 ordinary shares of RM0.78 each representing 59.56% of the share capital of MGB held via MEASAT Global Network Systems Sdn Bhd, a wholly-owned subsidiary of MAI Holdings Sdn Bhd in which he has a 99.999% direct equity interest.

ARM, a director of AAAN, AAAN Bermuda Ltd and MBNS is also a director of MGB and BSS. In addition, ARM is the Deputy Chairman and the Group Chief Executive Officer of AAAN and the Chief Executive Officer of AAAN Bermuda Ltd and MBNS. ARM has a direct equity interest over 1,000,000 Shares representing 0.05% of the share capital of AAAN held through a nominee. ARM also holds 1,000,000 (1st grant) and 499,988 (2nd grant) options over unissued shares in AAAN pursuant to the 2003 ESOS and 1,500,000 options over unissued shares in AAAN pursuant to the 2003 MSIS. ARM does not have any equity interest in MGB or in BSS.

THO, a major shareholder of AAAN has a deemed equity interest over 177,446,535 Shares representing 9.25% of the share capital of AAAN in which HTSB has an interest, by virtue of his interest over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the Shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the Shares under discretionary trusts for Bumiputera objects and as such none of HTSB and THO have any economic interest over these Shares. Further, as THO does not exercise or control the exercise of at least 15% of the votes attached to the voting shares in AAAN, he is not deemed to have an interest in the shares of MBNS.

THO is also a director of BSS and he does not have any equity interest in MGB or in BSS.

DETAILS OF THE SHAREHOLDINGS OF THE DIRECTORS AND MAJOR SHAREHOLDERS OF AAAN AND PERSONS CONNECTED TO THEM WHO ARE INTERESTED IN THE PROPOSED MANDATE

(a) Information on the Interested Directors

The Directors of the AAAN Group who are interested in the Proposed Mandate and their respective shareholdings in AAAN as at 31 May 2004 based on the Company's Register of Directors' Shareholdings are as set out below:

Interested directors	Direct		Indirect	
	No. of Shares	%	No. of Shares	%
Dato' Badri	-	-	(1) & (2) 177,946,535	9.27
ARM	-	-	(3) 1,000,000	0.05
TPC	-	-	(4) 500,000	0.026
Dato' Khadar	250,000	0.01	-	-
AF	220,000	0.01	(1) 177,446,535	9.25
MSM	166,600	0.01	(1) 177,446,535	9.25

Notes:

(1) *Deemed to have an interest over 177,446,535 AAAN Shares representing 9.25% of the share capital of AAAN in which Harapan Terus Sdn Bhd ("HTSB") has an interest by virtue of his interest over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the AAAN Shares in which Berkat Nusantara Sdn Bhd ("BNSB"), Nusantara Cempaka Sdn Bhd ("NCSB"), Nusantara Delima Sdn Bhd ("NDSB"), Mujur Nusantara Sdn Bhd ("MNSB"), Gerak Nusantara Sdn Bhd ("GNSB") and Sanjung Nusantara Sdn Bhd ("SNSB") have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.*

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the above shares under discretionary trusts for Bumiputera objects. As such, he does not have any economic interest over these Shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

(2) *Deemed to have an interest over 500,000 Shares representing 0.026% of the share capital of AAAN held by Ratna Pelangi Sdn Bhd ("RPSB"), by virtue of his 99% direct equity interest in RPSB.*

(3) *ARM holds these 1,000,000 Shares through nominees.*

(4) *TPC holds 500,000 Shares through nominees.*

(b) Information on the Interested Major Shareholders

The major shareholders who are deemed interested in the Proposed Mandate and their respective shareholdings in AAAN as at 31 May 2004 based on the Company's Register of Substantial Shareholders are as set out below:

Interested Major Shareholders	Direct		Indirect	
	No. of Shares	%	No. of Shares	%
UTSB	-	-	(1) 479,619,973	25.00
PSIL	-	-	(2) 479,619,973	25.00

D

Interested Major Shareholders	Direct		Indirect	
	No. of Shares	%	No. of Shares	%
Excorp	-	-	(3) 479,619,973	25.00
PanOcean	-	-	(3) 479,619,973	25.00
TAK	-	-	(4) 819,082,908	42.69
Dato' Badri	-	-	(5) & (6) 177,946,535	9.27
AF	220,000	0.01	(5) 177,446,535	9.25
MSM	166,600	0.01	(5) 177,446,535	9.25
THO	-	-	(5) 177,446,535	9.25

Notes:

(1) UTES is deemed to have an interest in all of the Shares in which AAME has an interest, by virtue of UTES being entitled to control the exercise of 100% of the votes attached to the voting shares in AAME. In addition to the Shares held via AAME, UTES holds directly 90,534,101 Shares representing 4.72% of the share capital of AAAN.

UTSB is deemed to have an interest in all of the Shares in which UTES has an interest, by virtue of UTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in UTES.

(2) PSIL is deemed to have an interest in all of the Shares in which UTSB has an interest, by virtue of PSIL's direct controlling interest of 9,999,998 ordinary shares of RM1.00 each representing 99.999% of the share capital in UTSB. See Note (4) above.

(3) The entire issued and paid-up share capital of PSIL comprising 30,000 shares of GBP1.00 each are held by Excorp which is deemed to have an interest in all of the Shares in which PSIL has an interest. Please see Note (2) above. The entire issued and paid-up share capital of 6,000 shares of U.S.$1.00 each in Excorp are in turn held by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the Shares through Excorp, it does not have any economic or beneficial interest over such Shares, as such interest is held subject to the terms of the discretionary trust.

(4) TAK is deemed interest by virtue of his interest in:

(i) PanOcean's deemed interest in the Shares (Please see Note (3) above). Although TAK is deemed to have an interest in the Shares, he does not have any economic or beneficial interest over such Shares, as such interest is held subject to the terms of the discretionary trust referred to in Note (3) above.

(ii) The interests of EABNS, Pacific Broadcast Systems N.V. ("PBS"), Home View Limited N.V. ("HVL") and Southpac Investments Limited N.V. ("SIL") which collectively hold 324,032,818 Shares representing 16.89% in the share capital of AAAN. TAK is deemed to have an interest in the Shares held by EABNS, PBS, HVL and SIL by virtue of his 100% control of the shares of their respective ultimate holding companies, Tucson, Orient Systems Limited N.V., Home View Holdings N.V. and Southpac Holdings N.V. respectively; and

(iii) The interests of Ujud Cergas Sdn Bhd ("UCSB"), Metro Ujud Sdn Bhd ("MUSB"), Mujur Sanjung Sdn Bhd ("MSSB"), Prisma Gergasi Sdn Bhd ("PGSB") and Ujud Murni Sdn Bhd ("UMSB") which collectively hold 15,430,117 Shares representing 0.80% of the share capital of AAAN. TAK is deemed to have an interest in the Shares held by UCSB, MUSB, MSSB, PGSB and UMSB by virtue of his 100% control of the shares of their respective ultimate holding companies viz All Asia Radio Broadcast N.V., Global Radio Systems N.V., Maestra International Broadcast N.V., Maestra Global Radio N.V. and Global Broadcast Systems N.V. respectively.

(5) Deemed to have an interest over 177,446,535 Shares representing 9.25% of the share capital of AAAN in which HTSB has an interest by virtue of his interest over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. HTSB is deemed to have an interest in all of the Shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

BNSB, NCSB, NDSB, MNSB, GNSB and SNSB hold the above shares under discretionary trusts for Bumiputera objects. As such, he does not have any economic interest over these Shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

(6) Dato' Badri is deemed to have an interest over 500,000 Shares representing 0.026% of the share capital of AAAN held by RPSB, by virtue of his 99% direct equity interest in RPSB.

(c) Information on Persons Connected to the Interested Directors

The Persons Connected to the interested Directors of AAAN and their respective shareholdings in AAAN as at 31 May 2004 are as set out below:

Persons Connected to the interested Directors	Direct No. of Shares	%	Indirect No. of Shares	%
Ratna Pelangi Sdn Bhd	500,000	0.03	-	-
Harapan Terus Sdn Bhd	-	-	(1) 177,446,535	9.25
Mujur Nusantara Sdn Bhd	6,172,051	0.32	-	-
Nada Nusantara Sdn Bhd	-	-	(2) 6,172,051	0.32
Gerak Nusantara Sdn Bhd	3,600,365	0.19	-	-
Cermat Delima Sdn Bhd	-	-	(3) 3,600,365	0.19
Sanjung Nusantara Sdn Bhd	5,657,721	0.29	-	-
Cermat Deras Sdn Bhd	-	-	(4) 5,657,721	0.29
Berkat Nusantara Sdn Bhd	54,005,466	2.81	-	-
Nusantara Barat Sdn Bhd	-	-	(5) 54,005,466	2.81
Nusantara Cempaka Sdn Bhd	54,005,466	2.81	-	-
Nusantara Kembang Sdn Bhd	-	-	(6) 54,005,466	2.81
Nusantara Delima Sdn Bhd	54,005,466	2.81	-	-
Prisma Mutiara Sdn Bhd	-	-	(7) 54,005,466	2.81
MSM	166,600	0.01	(8) 177,446,535	9.25
Dato' Khadar	250,000	0.01	-	-

Notes:

(1) HTSB is deemed to have an interest in all of the Shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

BNSB, NCSB, NDSB, MNSB, GNSB and SNSB collectively hold 177,446,535 Shares representing 9.25% of the share capital of AAAN under discretionary trusts for Bumiputera objects. As such, HTSB does not have any economic interest over the Shares held by these companies.

(2) Deemed interest by virtue of its direct interest in Mujur Nusantara Sdn Bhd.

(3) Deemed interest by virtue of its direct interest in Gerak Nusantara Sdn Bhd.

(4) *Deemed interest by virtue of its direct interest in Sanjung Nusantara Sdn Bhd.*

(5) *Deemed interest by virtue of its direct interest in Berkat Nusantara Sdn Bhd.*

(6) *Deemed interest by virtue of its direct interest in Nusantara Cempaka Sdn Bhd.*

(7) *Deemed interest by virtue of its direct interest in Nusantara Delima Sdn Bhd.*

(8) *MSM is deemed to have an interest in the Shares in which HTSB has an interest by virtue of his interest over 250,000 shares of HTSB representing 25% of the issued and paid-up share capital of HTSB. Please see Note (1) above. However, he does not have any economic interest over these Shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.*

(d) Information on Persons Connected to the Interested Major Shareholders

The Persons Connected to the interested Major Shareholders and their respective shareholdings in AAAN as at 31 May 2004 are as set out below:

Persons Connected to the interested Major Shareholders	Direct No. of Shares	%	Indirect No. of Shares	%
Harapan Terus Sdn Bhd	-	-	(1) 177,446,535	9.25
Mujur Nusantara Sdn Bhd	6,172,051	0.32	-	-
Nada Nusantara Sdn Bhd	-	-	(2) 6,172,051	0.32
Gerak Nusantara Sdn Bhd	3,600,365	0.19	-	-
Cermat Delima Sdn Bhd	-	-	(3) 3,600,365	0.19
Sanjung Nusantara Sdn Bhd	5,657,721	0.29	-	-
Cermat Deras Sdn Bhd	-	-	(4) 5,657,721	0.29
Berkat Nusantara Sdn Bhd	54,005,466	2.81	-	-
Nusantara Barat Sdn Bhd	-	-	(5) 54,005,466	2.81
Nusantara Cempaka Sdn Bhd	54,005,466	2.81	-	-
Nusantara Kembang Sdn Bhd	-	-	(6) 54,005,466	2.81
Nusantara Delima Sdn Bhd	54,005,466	2.81	-	-
Prisma Mutiara Sdn Bhd	-	-	(7) 54,005,466	2.81
Ujud Cergas Sdn Bhd	5,143,373	0.27	-	-
All Asia Radio Broadcast N.V.	-	-	(8) 5,143,373	0.27
Metro Ujud Sdn Bhd	2,571,686	0.13	-	-
Global Radio Systems N.V.	-	-	(9) 2,571,686	0.13
Mujur Sanjung Sdn Bhd	2,571,686	0.13	-	-
Maestra International Broadcast N.V.	-	-	(10) 2,571,686	0.13
Prisma Gergasi Sdn Bhd	2,571,686	0.13	-	-
Maestra Global Radio N.V.	-	-	(11) 2,571,686	0.13
Ujud Murni Sdn Bhd	2,571,686	0.13	-	-
Global Broadcast Systems N.V.	-	-	(12) 2,571,686	0.13

Persons Connected to the interested Major Shareholders	Direct No. of Shares	%	Indirect No. of Shares	%
Pacific Broadcast Systems N.V.	54,005,486	2.81	-	-
Pacific Broadcast Holdings N.V.	-	-	(13) 54,005,486	2.81
Orient Systems Limited N.V.	-	-	(14) 54,005,486	2.81
Home View Limited N.V.	54,005,466	2.81	-	-
Home View Systems N.V.	-	-	(15) 54,005,466	2.81
Home View Holdings N.V.	-	-	(16) 54,005,466	2.81
Southpac Investments Limited N.V.	54,005,466	2.81	-	-
Southpac Systems N.V.	-	-	(17) 54,005,466	2.81
Southpac Holdings N.V.	-	-	(18) 54,005,466	2.81
East Asia Broadcast Network Systems N.V. ("EABNS")	162,016,400	8.44	-	-
East Asia Broadcast Systems Holdings N.V. ("EABSH")	-	-	(19) 162,016,400	8.44
Tucson	-	-	(20) 162,016,400	8.44
AAME	389,085,872	20.28	-	-
UTES	90,534,101	4.72	(21) 389,085,872	20.28
Ratna Pelangi Sdn Bhd	500,000	0.02	-	-
Dato' Khadar	250,000	0.01	-	-

Notes:

(1) HTSB is deemed to have an interest in all of the Shares in which BNSB, NCSB, NDSB, MNSB, GNSB and SNSB have an interest, by virtue of HTSB being entitled to control the exercise of 100% of the votes attached to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively.

BNSB, NCSB and NDSB each holds 54,005,466 Shares in AAAN while MNSB, GNSB and SNSB each holds 6,172,051, 3,600,365 and 5,657,721 Shares in AAAN respectively.

BNSB, NCSB, NDSB, MNSB; GNSB and SNSB collectively hold 177,446,535 Shares representing 9.25% of the share capital of AAAN under discretionary trusts for Bumiputera objects. As such, HTSB does not have any economic interest over the Shares held by these companies.

(2) Deemed interest by virtue of its direct interest in Mujur Nusantara Sdn Bhd.

(3) Deemed interest by virtue of its direct interest in Gerak Nusantara Sdn Bhd.

(4) Deemed interest by virtue of its direct interest in Sanjung Nusantara Sdn Bhd.

(5) Deemed interest by virtue of its direct interest in Berkat Nusantara Sdn Bhd.

(6) Deemed interest by virtue of its direct interest in Nusantara Cempaka Sdn Bhd.

(7) Deemed interest by virtue of its direct interest in Nusantara Delima Sdn Bhd.

(8) Deemed interest by virtue of its direct interest in Ujud Cergas Sdn Bhd.

(9) Deemed interest by virtue of its direct interest in Metro Ujud Sdn Bhd.

(10) *Deemed interest by virtue of its direct interest in Mujur Sanjung Sdn Bhd.*

(11) *Deemed interest by virtue of its direct interest in Prisma Gergasi Sdn Bhd.*

(12) *Deemed interest by virtue of its direct interest in Ujud Murni Sdn Bhd.*

(13) *Deemed interest by virtue of its direct interest in Pacific Broadcast Systems N.V. ("PBS").*

(14) *Deemed interest by virtue of its interest in Pacific Broadcast Holdings N.V., the immediate holding company of PBS.*

(15) *Deemed interest by virtue of its direct interest in Home View Limited N.V. ("HVL").*

(16) *Deemed interest by virtue of its interest in Home View Systems N.V., the immediate holding company of HVL.*

(17) *Deemed interest by virtue of its direct interest in Southpac Investments Limited N.V. ("SIL").*

(18) *Deemed interest by virtue of its interest in Southpac Systems N.V., the immediate holding company of SIL.*

(19) *EABSH is deemed to have an interest in all of the Shares in which EABNS has an interest, by virtue of EABSH being entitled to control the exercise of 100% of the votes attached to the voting shares in EABNS.*

(20) *Tucson is deemed to have an interest in all of the Shares in which EABNS has an interest, by virtue of Tucson's direct controlling interest of 100% of the share capital in EABSH. Please see Note 19 above. The shares of Tucson are bearer shares.*

(21) *UTES is deemed to have an interest in all of the Shares in which AAME has an interest, by virtue of UTES being entitled to control the exercise of 100% of the votes attached to the voting shares in AAME. In addition to the Shares held via AAME, UTES holds directly 90,534,101 Shares representing 4.72% of the share capital of AAAN.*

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ABSTENTION FROM VOTING

Each Director of AAAN who is interested in any of the RRPTs has abstained and will continue to abstain from all Board deliberations and voting in relation to the Proposed Mandate concerning those RRPTs in which he is interested. The interested Directors of AAAN and Major Shareholders and Persons Connected to them, will abstain from voting in respect of their direct and indirect shareholdings on those ordinary resolutions relating to the Proposed Mandate, which relate to RRPTs with those of transacting parties which are set out against their respective names in the table below:

	Transacting Parties	Interested Directors	Interested Major Shareholders	Persons Connected #
1.	UTSB and its subsidiaries (i) UTSBM (ii) SRG Asia Pacific Sdn Bhd	• ARM • TPC • Dato' Khadar • MSM • AF	• UTSB • PSIL • Excorp • PanOcean • TAK • AF • MSM	• Harapan Terus Sdn Bhd ("HTSB") • Berkat Nusantara Sdn Bhd ("BNSB") • Nusantara Cempaka Sdn Bhd ("NCSB") • Nusantara Delima Sdn Bhd ("NDSB") • Mujur Nusantara Sdn Bhd ("MNSB") • Gerak Nusantara Sdn Bhd ("GNSB") • Sanjung Nusantara Sdn Bhd ("SNSB") • Nusantara Barat Sdn Bhd ("NBSB") • Nusantara Kembang Sdn Bhd ("NKSB") • Prisma Mutiara Sdn Bhd ("PMSB") • Nada Nusantara Sdn Bhd ("NNSB") • Cermat Delima Sdn Bhd ("CDSB") • Cermat Deras Sdn Bhd ("CDeras") • Usaha Tegas Entertainment Systems Sdn Bhd ("UTES") • All Asia Media Equities Limited ("AAME") • Ujud Cergas Sdn Bhd ("UCSB") • Metro Ujud Sdn Bhd ("MUSB") • Mujur Sanjung Sdn Bhd ("MSSB") • Prisma Gergasi Sdn Bhd ("PGSB") • Ujud Murni Sdn Bhd ("UMSB") • All Asia Radio Broadcast N.V. ("AARB") • Global Radio Systems N.V. ("GRS") • Maestra International Broadcast N.V. ("MIB") • Maestra Global Radio N.V. ("MGR") • Global Broadcast Systems N.V. ("GBS") • East Asia Broadcast Network Systems N.V. ("EABNS") • East Asia Broadcast Systems Holdings N.V. ("EABSH") • Tucson N.V. ("Tucson") • Pacific Broadcast Systems N.V. ("PBS") • Pacific Broadcast Holdings N.V. ("PBH") • Orient Systems Limited N.V. ("OSL") • Home View Limited N.V. ("HVL") • Home View Systems N.V. ("HVS") • Home View Holdings N.V. ("HVH") • Southpac Investments Limited N.V. ("SIL") • Southpac Systems N.V. ("SS") • Southpac Holdings N.V. ("SH") • MSM • Dato' Khadar

	Transacting Parties	Interested Directors	Interested Major Shareholders	Persons Connected #
2.	Maxis and its subsidiaries (i) Maxis Mobile (ii) Malaysian Mobile (iii) Maxis Broadband	• Dato' Badri • ARM • TPC • Dato' Khadar • AF • MSM	• UTSB • PSIL • Excorp • PanOcean • TAK • MSM • THO • AF • Dato' Badri	• HTSB • BNSB • NCSB • NDSB • MNSB • GNSB • SNSB • NBSB • NKSB • PMSB • NNSB • CDSB • CDeras • UTES • AAME • UCSB • MUSB • MSSB • PGSB • UMSB • AARB • GRS • MIB • MGR • GBS • EABNS • EABSH • Tucson • PBS • PBH • OSL • HVL • HVS • HVH • SIL • SS • SH • Ratna Pelangi Sdn Bhd ("RPSB") • MSM • Dato' Khadar

	Transacting Parties	Interested Directors	Interested Major Shareholders	Persons Connected #
3.	Tanjong and its subsidiaries (i) PMP (ii) TGV	• ARM • TPC • AF	• UTSB • PSIL • Excorp • PanOcean • TAK • AF	• HTSB • BNSB • NCSB • NDSB • MNSB • GNSB • SNSB • NBSB • NKSB • PMSB • NNSB • CDSB • CDeras • UTES • AAME • UCSB • MUSB • MSSB • PGSB • UMSB • AARB • GRS • MIB • MGR • GBS • EABNS • EABSH • Tucson • PBS • PBH • OSL • HVL • HVS • HVH • SIL • SS • SH

	Transacting Parties	Interested Directors	Interested Major Shareholders	Persons Connected #
4.	Bonuskad Loyalty Sdn Bhd	• ARM • TPC • Dato' Khadar • MSM • AF	• UTSB • PSIL • Excorp • PanOcean • TAK • AF • MSM	• HTSB • BNSB • NCSB • NDSB • MNSB • GNSB • SNSB • NBSB • NKSB • PMSB • NNSB • CDSB • CDeras • UTES • AAME • UCSB • MUSB • MSSB • PGSB • UMSB • AARB • GRS • MIB • MGR • GBS • EABNS • EABSH • Tucson • PBS • PBH • OSL • HVL • HVS • HVH • SIL • SS • SH • MSM • Dato' Khadar
5.	Valuelabs	Donakanti Arjun Rao ("Arjun")	-	-

	Transacting Parties	Interested Directors	Interested Major Shareholders	Persons Connected #
6.	BSS	• ARM	• TAK • THO	• HTSB • BNSB • NCSB • NDSB • MNSB • GNSB • SNSB • NBSB • NKSB • PMSB • NNSB • CDSB • CDeras • UCSB • MUSB • MSSB • PGSB • UMSB • AARB • GRS • MIB • MGR • GBS • EABNS • EABSH • Tucson • PBS • PBH • OSL • HVL • HVS • HVH • SIL • SS • SH • UTES • AAME • UTSB • PSIL • Excorp • PanOcean

Note:

\# *The list may not be exhaustive. However as explained under Section 7 of the Circular, the interested Directors and interested Major Shareholders will undertake to ensure that Persons Connected to them will abstain from all deliberations and voting at the forthcoming EGM on the resolutions of the Proposed Mandate in which they have an interest.*

ADDITIONAL INFORMATION

1. Responsibility Statement

This Circular has been seen and approved by the Directors of AAAN who collectively and individually accept full responsibility for the accuracy of the information contained. The Directors confirm that, after making all enquiries as were reasonable in the circumstances and to the best of their knowledge and belief, there is no other fact, the omission of which would make any information herein misleading.

2. Written Consent

The written consent of CIMB to the inclusion in this Circular of its name in the form and context in which it so appears has been given before the issuance of this Circular and has not been subsequently withdrawn.

3. Material Litigation, Claims or Arbitration

Neither the Company nor any of its subsidiaries are involved in any litigation, claims or arbitration which are or may be material, and the Directors of AAAN do not have any knowledge of any proceedings pending or threatened against the Company or any of its subsidiaries, or of any facts which are likely to give rise to any proceedings, which would have a material adverse effect on the business or financial position of the AAAN Group.

4. Material Contracts

Save as disclosed below, there are no contracts which are or may be material, not being contracts entered into in the ordinary course of business, which have been entered into by the Company and its subsidiaries during the 2 years preceding the date of this Circular.

(1) Agreement dated 18 August 2003 for the purchase of 100 per cent. of the issued and paid up capital of Celestial by CEHL from Pacific Investments (BVI) Ltd ("PIL") for a consideration of U.S.$29,095,507 ("Share Sale Agreement").

Side Letter to the Share Sale Agreement from PIL to CEHL. CEHL and/or its affiliates are in the process of securing funding to finance the acquisition of the shares in Celestial ("Term Loan"). The parties have agreed in the Side Letter that upon the drawdown of the Term Loan, CEHL will pay PIL the purchase price of U.S.$29,095,507, for the acquisition of Celestial, such payment to be made not later than 30 September 2003 (or such other date as may be agreed between CEHL and PIL).

On 20 August 2003, Celestial, PIL and Excorp agreed via a letter that in consideration of PIL and Excorp continuing to make available to Celestial the existing shareholders' advances of HK$690,108,004 ("Shareholders' Advances"), Celestial undertakes to pay PIL and Excorp upon receipt of inter company funding for a sum equal or equivalent in value as at the date of payment, as full and final settlement of the Shareholders' Advances such payment to be made not later than 30 September 2003 (or such other date as Celestial and PIL may agree).

(2) Agreement dated 18 August 2003 for the purchase of 100 per cent. of the issued and paid up capital of PANV by AOL from Worldwide Sports and Entertainment, Inc for a consideration of U.S.$6,000.

(3) On 20 August 2003, MBNS (BVI) entered into an agreement to purchase 10 per cent. of HomeNet's equity interest in TVBPH for a total consideration of U.S.$3,612,000.

(4) Letter of Offer for option to subscribe for shares in AWT from Maxis to MBNS dated 28 April 2003 pursuant to a Memorandum of Understanding between Maxis and MBNS on 24 May 2002 in respect of a 3G joint venture ("Letter of Offer"). The parties agreed to explore the terms of their joint equity participation in AWT and indirectly in AWT's wholly-owned subsidiary, UMTS. In the Letter of Offer, Maxis confirmed its offer to procure AWT to grant an option to MBNS, subject to MBNS and Maxis securing shareholder, board and other approvals as required, to subscribe for shares representing up to 25 per cent. of the enlarged issued and paid-up capital in AWT in cash at the par value of RM1.00 for each share ("Option"). Pursuant to the Letter of Offer, the Option Expiry Date is 30 September 2003 or the 3G Capex Date, whichever is the later. 3G Capex Date defined therein means the date on which Maxis first commits to capital expenditure on the 3G network. By a further letter dated 11 August 2003 the definition of 3G Capex Date in the Letter of Offer, was amended to mean the date on which Maxis or any of its subsidiaries, save for AWT and UMTS, first commits to capital expenditure on the 3G network.

Pursuant to AWT's letter dated 3 March 2004 (as amended by AWT's letter dated 26 April 2004), AWT granted the Option to MBNS, which is exercisable by MBNS or its affiliate. Accordingly, MBNS Multimedia Technologies Sdn Bhd, a subsidiary of MBNS, has exercised the Option to subscribe for 25% of the enlarged issued and paid-up share capital of AWT on 25 May 2004 under the terms of the Option, with the subscription price to be paid within sixty (60) days of 25 May 2004.

(5) Agreement dated 20 September 2003 for the sale and purchase of certain shares in AAAN Bermuda Ltd between certain shareholders of AAAN Bermuda Ltd ("Transferors") and AAAN. The Transferors agreed to transfer their respective shares in AAAN Bermuda Ltd to AAAN in consideration of AAAN allotting and issuing shares credited as fully paid in AAAN to the Transferors on a one for one basis.

(6) On 11 October 2003, AAAN entered into two placement agreements, a Malaysian placement agreement with CIMB, Mayban Securities Sdn Bhd ("MSSB"), RHB Sakura Merchant Bankers Berhad ("RHB Sakura") and AmMerchant Bank Berhad ("AmMerchant"), in respect of such number of Shares to be offered under the institutional offering to Malaysian institutional and selected investors; and in international placement agreement with UTSB and the international underwriters namely, Goldman Sachs (Singapore) Pte ("Goldman Sachs"), UBS AG ("UBS"), DBS Bank Ltd ("DBS"), ECM Libra Investment Bank Limited and the placement managers Goldman Sachs, UBS, DBS, Cazenove Asia Limited, ABN AMRO Bank N.V. and NM Rothschild & Sons Limited each trading as ABN AMRO Rothschild, CLSA Singapore Pte Limited, CIMB in respect of such number of Shares offered under the institutional offering of the initial public offering by AAAN.

Under the above placement agreements, CIMB, MSSB, RHB Sakura, AmMerchant and other institutional underwriters severally agreed to procure subscribers or purchasers for, or to subscribe or purchase themselves, the Shares being offered pursuant to the institutional offering and offer for sale of the initial public offering by AAAN for an underwriting and selling commission of up to 2.25 per cent. of the institutional price of RM4.06 multiplied by the number of Shares issued or sold pursuant to the institutional offering.

(7) A retail underwriting agreement was entered into between AAAN, CIMB, RHB Sakura, Aseambankers Malaysia Berhad, AmMerchant, Affin Merchant Bank Berhad, Affin-UOB Securities Sdn Bhd, Alliance Merchant Bank Berhad, Hwang-DBS Securities Berhad, Malaysian International Merchant Bankers Berhad and Southern Investment Bank Berhad on 26 September 2003, to severally but not jointly underwrite up to 83,400,000 Shares under the retail offering of the initial public offering by AAAN, subject to clawback and reallocation, for an underwriting commission of 1.75 per cent. of the retail price as defined therein.

Documents Available for Inspection

Copies of the following documents are available for inspection at the Malaysian registered office of the Company at 3rd Floor, Administration Building, All Asia Broadcast Centre, Technology Park Malaysia, Lebuhraya Puchong-Sungai Besi, Bukit Jalil, 57000 Kuala Lumpur, Malaysia during normal business hours (except public holidays) from the date of this Circular up to and including the date of the EGM:

(i) Memorandum and Articles of Association of AAAN;

(ii) Audited consolidated financial statements of AAAN Group for the financial year ended 31 January 2004;

(iii) Letter of consent referred to in Section 2 of this Appendix;

(iv) Material contracts referred to in Section 4 of this Appendix; and

(v) Latest unaudited consolidated results of AAAN Group for the three (3) months financial period ended 30 April 2004.

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ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – Company No.: 994178-M)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of ASTRO ALL ASIA NETWORKS plc ("Company") will be held at 11:30 a.m. on Tuesday, 13 July 2004 at the Grand Ballroom, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or immediately upon conclusion or adjournment (as the case may be) of the First Annual General Meeting of the Company or any poll taken on any resolution proposed thereat (whichever shall be later) for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTION 1

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with UTSB Management Sdn Bhd and SRG Asia Pacific Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with UTSB Management Sdn Bhd and SRG Asia Pacific Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 25 June 2004, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 2

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Maxis Communications Berhad, Maxis Mobile Sdn Bhd, Maxis Broadband Sdn Bhd and Malaysian Mobile Services Sdn Bhd (formerly known as TIMECel Sdn Bhd)

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Maxis Communications Berhad, Maxis Mobile Sdn Bhd, Maxis Broadband Sdn Bhd and Malaysian Mobile Services Sdn Bhd *(formerly known as TIMECel Sdn Bhd)* as specified in Appendix II of the Company's Circular to Shareholders dated 25 June 2004, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 3

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Pan Malaysian Pools Sdn Bhd and Tanjong Golden Village Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Pan Malaysian Pools Sdn Bhd and Tanjong Golden Village Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 25 June 2004, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 4

Proposed shareholders' mandate for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Bonuskad Loyalty Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia for the Company and its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature with Bonuskad Loyalty Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 25 June 2004, provided that such transactions are necessary for day-to-day operations of the Company and its subsidiaries and are carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the parties with which such recurrent transactions are to be entered into than those generally available to the public and are not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 5

Proposed shareholders' mandate for the Company and its subsidiaries to enter into a recurrent related party transaction of a revenue or trading nature with Valuelabs

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia for the Company and its subsidiaries to enter into a recurrent related party transaction of a revenue or trading nature with Valuelabs as specified in Appendix II of the Company's Circular to Shareholders dated 25 June 2004, provided that such transaction is necessary for day-to-day operations of the Company and its subsidiaries and is carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transaction is to be entered into than those generally available to the public and is not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

ORDINARY RESOLUTION 6

Proposed shareholders' mandate for the Company and its subsidiaries to enter into a recurrent related party transaction of a revenue or trading nature with Binariang Satellite Systems Sdn Bhd

"THAT approval be and is hereby given pursuant to Paragraph 10.09 of the Listing Requirements of Bursa Malaysia for the Company and its subsidiaries to enter into a recurrent related party transaction of a revenue or trading nature with Binariang Satellite Systems Sdn Bhd as specified in Appendix II of the Company's Circular to Shareholders dated 25 June 2004, provided that such transaction is necessary for day-to-day operations of the Company and its subsidiaries and is carried out in the ordinary course of business on normal commercial terms and on terms which are not more favourable to the party with which such recurrent transaction is to be entered into than those generally available to the public and is not detrimental to the minority shareholders of the Company, AND THAT the mandate conferred by this resolution shall continue to be in force until:

(a) the conclusion of the next annual general meeting of the Company following the general meeting at which this resolution shall be passed, at which time it will lapse, unless by a resolution passed at such meeting, the authority conferred by this resolution is renewed; or

(b) the expiration of the period within which such annual general meeting is required to be held pursuant to Section 366(3) of the United Kingdom Companies Act, 1985; or

(c) this resolution is revoked or varied by a resolution passed by the shareholders in a general meeting,

whichever is the earliest;

AND THAT the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to this resolution."

BY ORDER OF THE BOARD

Rohana Rozhan
Company Secretary

25 June 2004

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur

Notes on proxy:

(a) A member of the Company entitled to attend and vote may appoint one or more proxies of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint at least one proxy in respect of each Securities Account which it holds.

(b) A proxy need not be a member of the Company.

(c) The Form of Proxy must be deposited at the Company's share registrar, Signet Share Registration Services Sdn Bhd at Level 26, Menara Multi-Purpose, No. 8, Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequently to the date of the meeting or adjourned meeting not less than twenty-four (24) hours before the time appointed for the taking of the poll. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.

(d) An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person authorised to sign it.

ASTRO ALL ASIA NETWORKS plc

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales under the United Kingdom Companies Act 1985 – Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 – Company No.: 994178-M)

FORM OF PROXY

I/We..

(FULL NAME IN BLOCK LETTERS)

of..

(FULL ADDRESS IN BLOCK LETTERS)

being a member of ASTRO ALL ASIA NETWORKS plc ("the Company") hereby appoint

....

(FULL NAME OF PROXY IN BLOCK LETTERS)

of..

(FULL ADDRESS IN BLOCK LETTERS)

or failing him/her,THE CHAIRMAN OF THE MEETING as my/ our proxy/proxies to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at 11:30 a.m. on Tuesday, 13 July 2004 at the Grand Ballroom, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia or immediately upon conclusion or adjournment (as the case may be) of the First Annual General Meeting of the Company or any poll taken on any resolution proposed thereat (whichever shall be later).

Subject to any voting instructions given below, the proxy will exercise his/her discretion as to how he/she votes and whether or not he/she abstains from voting on any resolution, by whomsoever proposed (including, without limitation, any resolution to amend a resolution or to adjourn the meeting).

Resolution	For	Against
Ordinary Resolution 1		
Ordinary Resolution 2		
Ordinary Resolution 3		
Ordinary Resolution 4		
Ordinary Resolution 5		
Ordinary Resolution 6		

(Please indicate with a "✓" in the spaces provided on how you wish your votes to be cast)

Dated this _____ day of __________ 2004.

____
Name(s) of Member
(If the appointor is an attorney or a corporation please see Note 5 below)

________________ Signature of Member(s)

________________ Number of shares held

Notes :

1. A member of the Company entitled to attend and vote is entitled to appoint one or more proxies of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint at least one proxy in respect of each Securities Account which it holds and which is credited with ordinary shares of the Company. A proxy need not be a member of the Company.

2. A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing instruments of proxy are delivered for the same share for use at the same meeting, the one which is last validly delivered (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which instrument was last validly delivered, none of them shall be treated as valid in respect of that share.

3. A proxy may vote on a show of hands and on a poll.

4. If the Form of Proxy is returned without an indication as to how the proxy shall vote on any particular matter, the proxy may exercise his discretion as to whether to vote on such matter and if so, how.

5. An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person duly authorised in that respect.

6. To be valid this Form of Proxy, duly completed, must be deposited with the Company's share registrar, Signet Share Registration Services Sdn Bhd at Level 26, Menara Multi-Purpose, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequently to the date of the meeting or adjourned meeting not less than twenty-four (24) hours before the time appointed for the taking of the poll.

7. The lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.

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AFFIX
STAMP

THE REGISTRAR
ASTRO ALL ASIA NETWORKS plc
(Incorporated in England and Wales under the United Kingdom Companies Act 1985 - Company No.: 4841085)
(Registered as a foreign company in Malaysia under the Companies Act 1965 - Company No.: 994178-M)

Signet Share Registration Services Sdn Bhd
Level 26, Menara Multi-Purpose
No.8, Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia

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